Annual Report

March 31, 2011

Ivy Funds

Ivy Asset Strategy Fund
Ivy Asset Strategy New Opportunities Fund
Ivy Balanced Fund
Ivy Energy Fund
Ivy Global Natural Resources Fund
Ivy Real Estate Securities Fund
Ivy Science and Technology Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

Economic conditions have improved materially since our last report to you. As the recovery that began in 2009 gained momentum, investors rediscovered their appetite for risk. Stocks and bonds rallied as positive signs appeared. At first, the rise was cautious, but as the year progressed, confidence rose and the markets did likewise.

It wasn't all smooth sailing, however. Optimism was tempered in mid-2010 by the re-emergence of the European debt crisis and concerns surrounding the potential for an economic double-dip in the United States. The European banking system was negatively impacted when investors began to question the credit quality of several sovereign governments, particularly Greece, Ireland and Portugal. That, in conjunction with disappointing U.S. economic growth and concern about China's ability to deter inflation, drove a sharp global market correction. The tide turned in August, however, when talk surfaced about additional government stimulus plans, and mid-term elections held out the potential for a more investor-friendly environment in Washington. Stocks rallied late in the third calendar quarter of 2010, boosted by the Federal Reserve's renewed Asset Purchase Program (QEII) and by Congress's decision to extend the Bush-era tax cuts.

In the final calendar quarter of 2010, stocks experienced a dramatic run-up, with the broad indexes posting impressive gains. The U.S. economy grew at a 3.2 percent annual rate, outpacing the third quarter's 2.6 percent rate and more in line with the 3.7 percent rate in the first half of the year. The U.S. economy remained resilient during the volatile first calendar quarter of 2011, despite repeated shocks from overseas markets. Political unrest intensified in the Middle East and North Africa, driving oil prices, already bolstered by improving business fundamentals, to recent highs. Investors' attention turned abruptly to Japan on March 11, 2011, when a massive earthquake and tsunami struck the island's northern-Pacific coastline, resulting in tremendous damage, loss of life and a nuclear emergency that sparked international fears about radiation contamination. In light of the severity of the Japan crisis, global stock markets were surprisingly quick to recover.

Despite the difficult backdrop, the markets enjoyed another solid year. The S&P 500 Index posted a 15.65 percent gain for the 12 months ended March 31, 2011, while fixed-income markets, as measured by the Citigroup Broad Investment Grade Index, returned 5.06 percent. Many international markets also saw progress, but trailed that of the U.S. for the year, as evidenced by the MSCI EAFE Index, which rose 10.42 percent over the period.

Numerous imponderables remain, including the problems in the Middle East, which are likely to remain unresolved for some time to come, and government debt and budget problems both abroad and here in the United States. Nonetheless, we are optimistic that better days are ahead. Interest rates are low, Federal Reserve and government policy is accommodative, and companies are reporting robust activity and very strong profits. Acquisition activity, a sign that companies are growing more willing to loosen the purse strings and funnel money into growing their operations, has intensified in recent months.

Economic Snapshot

	03/31/2011	03/31/2010
S&P 500 Index	1325.83	1169.43
MSCI EAFE Index	1702.54	1584.27
Citigroup Broad Investment Grade Index (annualized yield to maturity)	1.46%	3.26%
U.S. unemployment rate	8.8%	9.7%
30-year fixed mortgage rate	4.84%	4.99%
Oil price per barrel	$ 106.72	$ 83.76

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust in Ivy Funds and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2011.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$1,118.00	$5.08	$1,000	$1,020.15	$4.85	0.96%
Class B	$1,000	$1,113.50	$9.30	$1,000	$1,016.16	$8.87	1.76%
Class C	$1,000	$1,113.80	$8.98	$1,000	$1,016.39	$8.57	1.71%
Class E	$1,000	$1,117.90	$5.29	$1,000	$1,019.95	$5.05	1.00%
Class I	$1,000	$1,119.10	$4.03	$1,000	$1,021.15	$3.84	0.76%
Class R	$1,000	$1,115.90	$6.88	$1,000	$1,018.45	$6.56	1.30%
Class Y	$1,000	$1,117.50	$5.08	$1,000	$1,020.15	$4.85	0.96%

ILLUSTRATION OF FUND EXPENSES
Ivy Funds (UNAUDITED)

	Actual(1)			Hypothetical(2)			
Fund	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Asset Strategy New Opportunities Fund							
Class A	$1,000	$1,118.70	$ 7.95	$1,000	$1,017.46	$ 7.57	1.50%
Class B	$1,000	$1,112.90	$12.89	$1,000	$1,012.75	$12.28	2.44%
Class C	$1,000	$1,113.80	$12.37	$1,000	$1,013.25	$11.78	2.34%
Class E**	$1,000	$1,118.70	$ 7.95	$1,000	$1,017.46	$ 7.57	1.50%
Class I	$1,000	$1,119.50	$ 6.57	$1,000	$1,018.69	$ 6.26	1.25%
Class R	$1,000	$1,116.20	$ 9.95	$1,000	$1,015.48	$ 9.47	1.89%
Class Y	$1,000	$1,118.70	$ 7.95	$1,000	$1,017.47	$ 7.57	1.50%
Ivy Balanced Fund							
Class A	$1,000	$1,150.70	$ 6.88	$1,000	$1,018.56	$ 6.46	1.28%
Class B	$1,000	$1,146.10	$11.05	$1,000	$1,014.67	$10.38	2.06%
Class C	$1,000	$1,147.70	$ 9.99	$1,000	$1,015.62	$ 9.37	1.87%
Class E**	$1,000	$1,152.40	$ 5.81	$1,000	$1,019.49	$ 5.45	1.09%
Class I	$1,000	$1,152.50	$ 5.17	$1,000	$1,020.10	$ 4.85	0.97%
Class Y	$1,000	$1,151.20	$ 6.45	$1,000	$1,018.89	$ 6.06	1.21%
Ivy Energy Fund							
Class A	$1,000	$1,373.60	$ 9.49	$1,000	$1,016.93	$ 8.07	1.60%
Class B	$1,000	$1,368.50	$14.33	$1,000	$1,012.81	$12.18	2.43%
Class C	$1,000	$1,368.90	$13.15	$1,000	$1,013.78	$11.18	2.24%
Class E**	$1,000	$1,374.90	$ 7.84	$1,000	$1,018.37	$ 6.66	1.32%
Class I	$1,000	$1,376.80	$ 7.13	$1,000	$1,018.92	$ 6.06	1.21%
Class Y	$1,000	$1,375.60	$ 8.67	$1,000	$1,017.64	$ 7.36	1.46%
Ivy Global Natural Resources Fund							
Class A	$1,000	$1,358.80	$ 7.90	$1,000	$1,018.27	$ 6.76	1.34%
Class B	$1,000	$1,354.00	$12.71	$1,000	$1,014.16	$10.88	2.16%
Class C	$1,000	$1,354.80	$11.89	$1,000	$1,014.80	$10.17	2.03%
Class E	$1,000	$1,359.80	$ 7.43	$1,000	$1,018.61	$ 6.36	1.27%
Class I	$1,000	$1,361.80	$ 6.02	$1,000	$1,019.88	$ 5.15	1.01%
Class R	$1,000	$1,358.20	$ 9.08	$1,000	$1,017.18	$ 7.77	1.55%
Class Y	$1,000	$1,360.40	$ 7.08	$1,000	$1,018.96	$ 6.06	1.20%
Ivy Real Estate Securities Fund							
Class A	$1,000	$1,136.10	$ 9.29	$1,000	$1,016.20	$ 8.77	1.75%
Class B	$1,000	$1,129.40	$15.54	$1,000	$1,010.29	$14.68	2.94%
Class C	$1,000	$1,132.60	$13.33	$1,000	$1,012.43	$12.58	2.51%
Class E	$1,000	$1,137.10	$ 8.87	$1,000	$1,016.62	$ 8.37	1.67%
Class I	$1,000	$1,139.60	$ 6.20	$1,000	$1,019.15	$ 5.86	1.16%
Class R	$1,000	$1,136.90	$ 9.08	$1,000	$1,016.46	$ 8.57	1.70%
Class Y	$1,000	$1,138.30	$ 7.38	$1,000	$1,018.00	$ 6.96	1.39%

See footnotes on page 6.

Ivy Funds

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	
Ivy Science and Technology Fund							
Class A	$1,000	$1,215.50	$ 7.64	$1,000	$1,018.07	$ 6.96	1.38%
Class B	$1,000	$1,210.20	$12.38	$1,000	$1,013.73	$11.28	2.25%
Class C	$1,000	$1,211.10	$11.72	$1,000	$1,014.34	$10.68	2.12%
Class E	$1,000	$1,214.80	$ 7.86	$1,000	$1,017.81	$ 7.16	1.43%
Class I	$1,000	$1,217.10	$ 5.88	$1,000	$1,019.64	$ 5.35	1.06%
Class R	$1,000	$1,214.10	$ 8.86	$1,000	$1,016.93	$ 8.07	1.60%
Class Y	$1,000	$1,215.80	$ 7.20	$1,000	$1,018.45	$ 6.56	1.30%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2011, and divided by 365.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Ivy Asset Strategy Fund

 

Michael L. Avery   Ryan F. Caldwell

Below, Michael L. Avery and Ryan F. Caldwell, portfolio managers of the Ivy Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Avery has managed the Fund for 14 years, and he has 32 years of industry experience. Mr. Caldwell has managed the Fund for four years, and he has 13 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Asset Strategy Fund (Class A shares at net asset value)	13.60%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large and medium-size U.S. stocks)	15.65%
Citigroup Broad Investment Grade Index (generally reflects the performance of the bond market)	5.06%
Citigroup Short-Term Index for 1 Month Certificates of Deposit (generally reflects cash)	0.27%
Lipper Global Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.36%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A volatile year

Economic conditions improved steadily during the fiscal year ending March 31, 2011, although the markets weathered several events that had the potential to threaten recovery. The April 20, 2010, oil rig explosion and subsequent massive oil spill in the Gulf of Mexico, which generated ominous headlines on a daily basis and sent a ripple through global markets, ultimately weighed on investor confidence. But economic recovery gained momentum in the second quarter, and investors quickly rediscovered their appetite for risk. Stocks and bonds rallied, buoyed by numerous reports reflecting increasing strength and stability in the U.S. economy. It appeared that investor confidence was further bolstered by stabilization of global credit markets and stronger-than-expected first and second quarter corporate profits.

However, this burgeoning optimism abruptly changed course with the mid-year emergence of the European debt crisis and attendant fears of a double-dip recession. That scenario, along with a pause in U.S. economic growth, uncertainty surrounding health care and financial reform and escalating concern about China's ability to slow the pace of its economy, drove a sharp global correction. Investors ultimately dodged riskier assets and demonstrated a flight to quality, ultimately driving U.S. bond yields to historical lows. Intensifying concerns about massive deficits in the world's developed economies further weighted on

equities and fueled fear among investors that the global economy could slip back into recession.

The tide seemed to turn in August, however, with slightly stronger economic data and optimism on the part of investors that mid-term elections may drive more investor-friendly changes in Washington. Stocks staged a third-quarter rally that restored some optimism, as did an announcement from the National Bureau of Economic Research that the "Great Recession," the longest-lasting since the Great Depression, officially ended in June 2009. During the quarter, the Federal Reserve declared the pace of U.S. economic growth unacceptable and reiterated its readiness to begin a second phase of quantitative easing. U.S. markets responded very favorably, with the major indexes posting impressive gains and Wall Street racking up its fourth-largest profit for the year. Stocks rose again in December, when Congress and President Obama signed into law a politically divisive tax deal that extended the Bush-era tax cuts and provided additional tax reductions for both individuals and businesses.

As the Fund's fiscal year drew to a close during the first calendar quarter of 2011, the markets faced yet another challenge. On March 11, 2011, a 9.0-magnitude earthquake and tsunami struck the northern-Pacific coastline of Japan, resulting in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of radioactive contamination. Despite the severity of the crisis in Japan, global stock markets were fairly quick to recover, but the full impact on the global supply technology chain is yet to be determined. Japan's Nikkei 225 Stock Average Index dropped 21 percent from the day before the earthquake to a low of 8227.63 on March 15, 2011. But shares subsequently rallied 19 percent from their earthquake low to close the first calendar quarter at 9755.10. The U.S.'s technology-laden Nasdaq Composite Index gained 6.6 percent since hitting its post-quake low of 2,603.50 on March 16, to close the first quarter of 2011 at 2,781.07. The Dow Jones Industrial Average performed similarly, rising 6.6 percent from earthquake lows to close the quarter at 12,319.73. The U.S. economy continued on the path to recovery throughout the quarter, although home prices remain weak and improvements on the jobs front have been slow to materialize.

A responsive approach

As the period opened, the equity portion of the portfolio was allocated in line with the investment strategy we have been pursuing for some time — global rebalancing and the emerging middle class. Sectors in which the Fund was most heavily concentrated included consumer discretionary, information technology and financials, on the premise that they offer the greatest potential, despite a de-leveraging cycle on the part of the consumer. As the dollar strengthened, however, we began to restructure the Fund to manage risk and preserve capital. Our primary concerns surrounded valuation in emerging markets, which were beginning to look expensive to us. In response, we reduced the portfolio's net equity exposure substantially, hedging downside risk through index futures instead of selling assets we deem to have long-term value. Most of our futures are highly liquid. These futures are generally valued and cash-settled on a daily basis, thereby limiting third-party risk.

Nonetheless, the Fund's performance during the first half of the fiscal year trailed that of the broader market due largely to its exposure to Chinese cyclicals that were negatively impacted when the Chinese authorities began to reduce liquidity. That caused a fairly large downdraft in the Chinese market, and the Fund's exposure suffered accordingly.

The Fund's stake in gold bullion represented approximately 10 percent of investments at the end of the period, which is in line with our stake at the time of our last annual report to you. We took advantage of the rise in the gold market at the end of the fourth quarter to reduce the Fund's position, which had peaked at 15 percent earlier in the period. We continue to believe gold is a good long-term investment because, unlike currency, governments cannot devalue gold. And in a world where governments are approaching their individual problems by creating more fiat currency, i.e., more pieces of paper, the desire to have an alternative to currency likely will increase as long as governments pursue aggressive monetary policy as a way of influencing real output.

Hedging volatility

The market experienced heightened volatility during the second half of 2010, as investors grappled with concern about sovereign debt issues in Europe and a pause in U.S. economic growth. Rising tension and conflict in the Middle East and North Africa and the natural disaster in Japan only drove anxiety higher. Against this volatile backdrop, we employed forward currency exchange contracts as a defensive hedge to back the Fund's base currency, the U.S. dollar. The purpose of this hedging strategy is to insulate the Fund from adverse currency movements. All currency exposures are marked to the market daily. Therefore, the risks of the forwards are equivalent to the risk of the underlying currency. We also used equity derivatives to help cushion volatility. These instruments collectively represented a small portion of the overall Fund, and although they detracted from the Fund's performance relative to the broader market as represented by the S&P 500 Index, they effectively lessened the Fund's volatility and helped the Fund manage risk.

During the period, we made several changes to the Fund, which remains geographically diverse and focused on the global

emerging middle class. In terms of sector shifts, we slightly increased the Fund's exposure to financials and added significantly to its stake in consumer discretionary stocks. At fiscal year end, the Fund's equity exposure was overweight relative to the S&P 500 Index in information technology and, notably, consumer discretionary, which reflects our heavy stake in automobile manufacturers whose profits are driven by increasingly robust global demand. Relative underweight positions at year end included health care, consumer staples and industrials. With respect to fixed income, although these products have outperformed equities over the last decade, we don't project this trend to be sustainable. We continue to believe that investors are overpaying for capital structure protections and corporate fixed income, and we believe that equities continue to be a more attractive asset class than corporate or sovereign fixed income. We continue to favor gold as an inflation and currency hedge against policies around the world, although we don't necessarily believe it will continue to appreciate at a 30 percent clip, as it did in 2010. Nonetheless, gold continues to have a place in the portfolio. Despite the sector shifts, the Fund's allocation among equities, gold, fixed income and cash remains largely unchanged.

Challenges remain

Our outlook remains guarded, as significant challenges remain. Sovereign debt issues in European periphery countries are yet to be resolved, and debt levels in the United States, particularly on the part of the consumer, are still very high. For that reason, we anticipate only modest improvement and low to modest GDP growth for some time to come. We believe the outlook for U.S. equities is a little bit better given that excess liquidity is finding its way into those financial assets. Our outlook for China and India economic growth on a relative basis continues to be positive. We do, however, expect a slowdown as their respective policymakers attempt to pare the growth rate and manage inflation. We remain focused on companies that we believe will have a growth trajectory based on domestic consumption.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may allocate from 0-100 percent of its assets between stocks, bonds and short-term instruments, across domestic and foreign securities. Therefore, the Fund may invest up to 100 percent of its assets in foreign securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

With regards to fixed income securities in which the Fund may invest, these are subject to interest rate risk, and, as such, the net asset value of the Fund may fall as interest rates rise.

The Fund may use short-selling or derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk, as short selling involves the risk of potentially unlimited increase in the market value of the security sold short, which could result in potentially unlimited loss for the fund, and the value of investments in derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in physical commodities, such as gold, exposes the Fund to other risk considerations such as potentially severe price fluctuations over short periods of time. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy Fund.

Ivy Asset Strategy Fund

Asset Allocation

Stocks	**88.1%**
Consumer Discretionary	30.1%
Information Technology	19.2%
Financials	15.8%
Energy	10.6%
Industrials	8.8%
Consumer Staples	2.2%
Materials	1.1%
Health Care	0.3%
Bullion (Gold)	**10.2%**
Bonds	**0.1%**
Corporate Debt Securities	0.1%
Cash and Cash Equivalents	**1.6%**

Country Weightings

Bullion (Gold)	**10.2%**
North America	**44.0%**
United States	43.5%
Other North America	0.5%
Pacific Basin	**26.0%**
China	14.0%
Hong Kong	5.2%
Other Pacific Basin	6.8%
Europe	**16.8%**
Germany	6.2%
Other Europe	10.6%
South America	**1.4%**
Cash and Cash Equivalents	**1.6%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	53/212	25
3 Year	58/115	50
5 Year	4/68	6
10 Year	8/46	18

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector
Wynn Resorts, Limited	United States	Consumer Discretionary
Volkswagen AG	Germany	Consumer Discretionary
Apple Inc.	United States	Information Technology
ConocoPhillips	United States	Energy
Hyundai Motor Company	South Korea	Consumer Discretionary
Sands China Ltd.	China	Consumer Discretionary
Baidu.com, Inc., ADR	China	Information Technology
Cognizant Technology Solutions Corporation, Class A	United States	Information Technology
Starwood Hotels & Resorts Worldwide, Inc.	United States	Consumer Discretionary
Compagnie Financiere Richemont S.A.	Switzerland	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy Fund



Ivy Asset Strategy Fund, Class A Shares[1]	$25,672
S&P 500 Index	$13,827
Citigroup Broad Investment Grade Index	$17,364
Citigroup Short-Term Index for 1 Month Certificates of Deposit	$12,737
Lipper Global Flexible Portfolio Funds Universe Average	$19,489

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-11	7.06%	8.68%	12.76%	7.09%	13.84%	13.24%	13.59%
5-year period ended 3-31-11	8.43%	8.68%	8.90%	—	—	—	9.72%
10-year period ended 3-31-11	9.89%	9.60%	9.70%	—	—	—	10.58%
Since inception of Class[3] through 3-31-11	—	—	—	7.58%	9.65%	2.91%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.*

(3) *4-2-07 for Class E and Class I shares and 7-31-08 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Asset Strategy Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.0%		
Honeywell International Inc.	4,496	$ 268,450
Airlines – 0.5%		
Cathay Pacific Airways Limited, H Shares (A)	57,248	137,185
Apparel, Accessories & Luxury Goods – 4.4%		
Compagnie Financiere Richemont S.A. (A)	11,709	676,297
LVMH Moet Hennessy – Louis Vuitton (A)	3,228	510,962
		1,187,259
Asset Management & Custody Banks – 1.9%		
Apollo Global Management, LLC (B)	11,807	212,533
Blackstone Group L.P. (The)	10,599	189,516
KKR & Co. L.P.	6,031	98,964
		501,013
Automobile Manufacturers – 4.2%		
Bayerische Motoren Werke AG (A)	4,194	349,805
Hyundai Motor Company (A)	4,150	767,919
		1,117,724
Broadcasting – 1.1%		
CBS Corporation, Class B	11,944	299,075
Casinos & Gaming – 10.8%		
Sands China Ltd. (A)(B)	80,075	178,710
Sands China Ltd. (A)(B)(C)	334,561	746,667
Wynn Macau, Limited (A)	136,226	380,034
Wynn Macau, Limited (A)(C)	14,907	41,586
Wynn Resorts, Limited (D)	12,058	1,534,411
		2,881,408
Commodity Chemicals – 0.6%		
PTT Chemical Public Company Limited (A)(C)	32,545	159,252
Communications Equipment – 1.1%		
Juniper Networks, Inc. (B)	7,163	301,423
Computer Hardware – 3.5%		
Apple Inc. (B)	2,645	921,686
Computer Storage & Peripherals – 1.8%		
NetApp, Inc. (B)	10,177	490,342
Construction & Engineering – 0.5%		
China Railway Construction Corporation Limited, H Shares (A)(B)	62,404	64,822
China Railway Group Limited, H Shares (A)	104,769	67,614
		132,436
Construction & Farm Machinery & Heavy Trucks – 4.7%		
AB Volvo, Class B (A)	17,266	303,643
AB Volvo, Class B (A)(C)	5,534	97,327
Caterpillar Inc.	2,590	288,341
Cummins Inc.	2,551	279,663
Tata Motors Limited, DVR Shares (A)(C)	9,299	145,103

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks (Continued)		
Tata Motors Limited, Ordinary Shares (A)	2,041	$ 57,123
Tata Motors Limited, Ordinary Shares (A)(C)	3,744	104,810
		1,276,010
Distributors – 0.9%		
Li & Fung Limited (A)	49,436	253,265
Diversified Banks – 6.7%		
BOC Hong Kong (Holdings) Limited (A)	91,917	299,552
BOC Hong Kong (Holdings) Limited, H Shares (A)(B)	295,608	164,553
China Construction Bank Corporation (A)	169,607	158,954
ICICI Bank Limited (A)	12,667	317,054
Industrial and Commercial Bank of China Limited, H Shares (A)	125,818	104,490
Standard Chartered plc (A)	19,253	499,431
Turkiye Garanti Bankasi Anonim Sirketi (A)	58,188	272,087
		1,816,121
Diversified Metals & Mining – 0.5%		
Teck Cominco Limited (A)	2,450	129,888
Hotels, Resorts & Cruise Lines – 2.6%		
Starwood Hotels & Resorts Worldwide, Inc. (D)	11,837	687,972
Industrial Conglomerates – 1.3%		
Hutchison Port Holdings Trust (A)(B)	2,220	2,197
Hutchison Whampoa Limited, Ordinary Shares (A)	29,487	349,134
		351,331
Industrial Machinery – 0.8%		
Eaton Corporation	3,747	207,734
Integrated Oil & Gas – 4.0%		
ConocoPhillips	10,358	827,198
Exxon Mobil Corporation	2,962	249,159
		1,076,357
Internet Software & Services – 5.9%		
Baidu.com, Inc., ADR (B)	5,143	708,799
eBay Inc. (B)	2,089	64,855
Google Inc., Class A (B)	772	452,730
Tencent Holdings Limited (A)	14,134	344,328
		1,570,712
Investment Banking & Brokerage – 1.6%		
Goldman Sachs Group, Inc. (The)	2,721	431,197
IT Consulting & Other Services – 2.6%		
Cognizant Technology Solutions Corporation, Class A (B)	8,603	700,292
Life & Health Insurance – 1.8%		
AIA Group Limited (A)(B)	18,738	57,693
AIA Group Limited (A)(B)(C)	106,100	326,679
Ping An Insurance (Group) Company of China, Ltd. (A)(C)	4,370	44,293
Ping An Insurance (Group) Company of China, Ltd., A Shares (A)(B)	6,887	52,016
		480,681

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2011

COMMON STOCKS (Continued)	Shares	Value
Multi-Line Insurance – 2.4%		
China Pacific Insurance (Group) Co. Ltd., H Shares (A)	152,707	$ 641,961
Oil & Gas Drilling – 1.4%		
Seadrill Limited (A)	10,517	380,334
Oil & Gas Equipment & Services – 4.9%		
Halliburton Company	10,827	539,638
National Oilwell Varco, Inc.	3,111	246,609
Schlumberger Limited	5,667	528,523
		1,314,770
Oil & Gas Storage & Transportation – 0.3%		
Kinder Morgan, Inc. (B)	3,016	89,388
Packaged Foods & Meats – 0.8%		
Mead Johnson Nutrition Company	3,868	224,096
Pharmaceuticals – 0.3%		
Allergan, Inc.	1,236	87,795
Restaurants – 1.2%		
Starbucks Corporation	8,688	321,003
Semiconductor Equipment – 1.1%		
ASML Holding N.V., Ordinary Shares (A)	6,986	307,888
Semiconductors – 2.3%		
ARM Holdings plc, ADR	2,718	76,558
Broadcom Corporation, Class A	7,143	281,283
First Solar, Inc. (B)	1,591	255,864
		613,705
Systems Software – 0.9%		
Oracle Corporation	7,352	245,323
Tobacco – 1.4%		
Philip Morris International Inc.	5,530	362,934
TOTAL COMMON STOCKS – 81.8%		**$21,968,010**
(Cost: $16,328,584)		

INVESTMENT FUNDS – 0.0%		
Multiple Industry		
Vietnam Azalea Fund Limited (B)(E)(F)	1,100	**$ 4,686**
(Cost: $7,268)		

PREFERRED STOCKS		
Automobile Manufacturers – 4.9%		
Volkswagen AG (A)	5,967	969,177
Volkswagen AG (A)(C)	2,163	351,278
		1,320,455
Diversified Banks – 1.4%		
Itau Unibanco Holding S.A., ADR	15,443	371,404
TOTAL PREFERRED STOCKS – 6.3%		**$ 1,691,859**
(Cost: $1,033,344)		

CORPORATE DEBT SECURITIES	Principal	Value
Automobile Manufacturers – 0.0%		
Toyota Motor Credit Corporation, 3.130%, 1–18–15 (G)	$325	$ 321
Construction Materials – 0.1%		
CEMEX Espana, S.A., 9.250%, 5–12–20 (C)	7,996	8,286
Forest Products – 0.0%		
Sino-Forest Corporation, 10.250%, 7–28–14 (C)	4,700	5,205
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	470	484
Independent Power Producers & Energy Traders – 0.0%		
CESP – Companhia Energetica de Sao Paulo, 9.750%, 1–15–15 (C)(H)	BRL13,900	11,641
TOTAL CORPORATE DEBT SECURITIES – 0.1%		**$ 25,937**
(Cost: $22,416)		

PUT OPTIONS – 0.0%	Number of Contracts	
BOVESPA Futures, Apr $61,660.00, Expires 4–18–11	8	**$ 214**
(Cost: $6,515)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.500%, 8–15–17 (I)	$425	6
5.500%, 9–15–17 (I)	1,604	131
5.000%, 11–15–17 (I)	738	47
5.000%, 5–15–18 (I)	1,979	228
5.000%, 4–15–19 (I)	198	13
5.000%, 11–15–22 (I)	98	3
5.500%, 3–15–23 (I)	1,384	158
5.000%, 5–15–23 (I)	86	4
5.000%, 6–15–23 (I)	1,721	97
5.000%, 8–15–23 (I)	78	5
5.500%, 4–15–25 (I)	19	1
5.500%, 10–15–25 (I)	1,883	264
5.500%, 2–15–30 (I)	42	1
5.000%, 8–15–30 (I)	25	1
5.000%, 10–15–30 (I)	548	17
5.500%, 3–15–31 (I)	105	5
5.500%, 10–15–32 (I)	1,715	172
5.500%, 1–15–33 (I)	1,175	231
5.500%, 5–15–33 (I)	1,521	288
5.000%, 7–15–33 (I)	888	100
6.000%, 11–15–35 (I)	1,440	272
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 5–25–22 (I)	32	1
5.500%, 6–25–23 (I)	1,725	216
5.000%, 8–25–23 (I)	523	32

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO: (Continued)		
5.000%, 11–25–23 (I)	$ 1,015	$ 88
4.500%, 4–25–30 (I)	885	43
5.000%, 9–25–30 (I)	428	12
5.000%, 3–25–31 (I)	1,427	59
5.000%, 8–15–31 (I)	1,694	158
5.500%, 8–25–33 (I)	3,093	472
5.500%, 12–25–33 (I)	2,031	277
5.500%, 4–25–34 (I)	3,530	680
5.500%, 8–25–35 (I)	2,890	452
5.500%, 11–25–36 (I)	7,095	1,360
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 1–20–30 (I)	158	3
5.000%, 6–20–31 (I)	265	14
5.500%, 3–20–32 (I)	1,378	149
5.000%, 10–20–32 (I)	1,685	271
7.000%, 5–20–33 (I)	3,716	767
5.500%, 7–16–33 (I)	1,825	366
5.000%, 7–20–33 (I)	66	8
5.500%, 11–20–33 (I)	389	39
5.500%, 6–20–35 (I)	3,509	596
5.500%, 7–20–35 (I)	1,972	288
5.500%, 10–16–35 (I)	3,399	600
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		$ 8,995
(Cost: $15,395)		

BULLION – 10.2%	Troy Ounces	
Gold	1,908	$ 2,736,661
(Cost: $1,996,357)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (J) – 1.2%		
Air Products and Chemicals, Inc.:		
0.190%, 4–15–11	$ 5,000	5,000
0.190%, 4–26–11	20,000	19,997
Bank of Nova Scotia,		
0.190%, 4–18–11	50,000	49,994
Clorox Co.,		
0.250%, 4–6–11	10,000	10,000
Corporacion Andina de Fomento:		
0.180%, 4–7–11	10,000	10,000
0.210%, 4–25–11	20,000	19,997
0.240%, 5–9–11	10,000	9,997
Ecolab Inc.,		
0.140%, 4–8–11	11,000	11,000
Harley-Davidson Funding Corp.:		
0.300%, 4–8–11	5,000	5,000
0.330%, 4–12–11	10,000	9,999
0.330%, 4–14–11	10,000	9,999
Kellogg Co.:		
0.200%, 4–8–11	20,000	19,999
0.270%, 4–15–11	7,000	6,999
0.280%, 4–28–11	5,000	4,999
Kraft Foods Inc.,		
0.340%, 4–25–11	8,000	7,998
McCormick & Co. Inc.,		
0.000%, 4–1–11	10,000	10,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (J) (Continued)		
PacifiCorp,		
0.000%, 4–1–11	$ 2,712	$ 2,712
Sara Lee Corporation:		
0.250%, 4–5–11	25,000	24,999
0.290%, 4–13–11	10,000	9,999
Societe Generale N.A. Inc.,		
0.150%, 4–11–11	5,575	5,575
Sonoco Products Co.,		
0.340%, 4–28–11	10,000	9,997
St. Jude Medical, Inc.,		
0.200%, 4–7–11	20,000	19,999
W.W. Grainger, Inc.,		
0.160%, 4–13–11	15,308	15,307
		299,566
Commercial Paper (backed by irrevocable letter of credit) (J) – 0.5%		
American Honda Finance Corp. (Honda Motor Co.):		
0.160%, 4–6–11	15,000	15,000
0.190%, 4–21–11	7,500	7,499
Avon Capital Corp. (Avon Products, Inc.):		
0.240%, 4–7–11	14,000	13,999
0.260%, 4–11–11	15,000	14,999
0.240%, 4–14–11	18,000	17,998
Citigroup Funding Inc. (Citigroup Inc.):		
0.190%, 4–19–11	15,000	14,999
0.210%, 5–2–11	7,000	6,999
0.270%, 6–1–11	10,000	9,995
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.280%, 4–26–11	12,000	11,998
John Deere Credit Limited (John Deere Capital Corporation):		
0.180%, 4–11–11	10,000	9,999
0.180%, 4–12–11	5,000	5,000
River Fuel Trust #1 (Bank of New York (The)),		
0.290%, 6–15–11	5,252	5,249
River Fuel Trust #1 (Bank of Nova Scotia),		
0.270%, 4–29–11	11,500	11,497
		145,231
Municipal Obligations – Taxable – 0.2%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL,		
0.240%, 4–15–11 (K)	16,875	16,875
Cape Coral, FL (Bank of America, N.A.),		
0.300%, 5–3–11	16,760	16,760
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (Bank of America, N.A.),		
0.250%, 4–1–11 (K)	3,125	3,125
IL Fin Auth (Loyola Univ of Chicago Fin Prog), Commercial Paper Rev Notes (JPMorgan Chase Bank, N.A.),		
0.260%, 5–3–11	8,700	8,700
Muni Elec Auth of GA (Wells Fargo Bank, N.A.),		
0.300%, 4–6–11	1,633	1,633

Ivy Asset Strategy Fund *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
Pinellas Cnty Edu Fac Auth, Rfdg Prog Rev Bonds (Pooled Independent Higher Edu Institutions Loan Prog), Ser 1985 (Wachovia Bank, N.A.), 0.300%, 4–4–11	$10,000	$10,000
		57,093
Notes – 0.0%		
Bank of America, N.A., 0.603%, 4–26–11 (K)	1,000	1,000
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corporation (United States Government):		
0.220%, 4–20–11 (K)	3,000	3,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations (Continued)		
0.220%, 5–16–11 (K)	$4,000	$ 4,000
0.230%, 5–16–11 (K)	3,000	3,000
		10,000
TOTAL SHORT-TERM SECURITIES – 1.9%		**$ 512,890**
(Cost: $512,890)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$26,949,252**
(Cost: $19,922,769)		
LIABILITIES, NET OF CASH AND OTHER ASSETS –(0.3%)		**(77,325)**
NET ASSETS – 100.0%		**$26,871,927**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	3,735,000	6–25–12	$5,417	$ —
Buy	Chinese Yuan Renminbi	Citibank, N.A.	1,036,201	6–28–12	2,585	—
Sell	Japanese Yen	Deutsche Bank AG	99,849,700	4–12–11	—	39
Sell	Japanese Yen	Citibank, N.A.	26,993,400	7–12–11	—	242
Sell	Swiss Franc	Deutsche Bank AG	398,826	4–11–11	—	20,529
Sell	Swiss Franc	Citibank, N.A.	157,252	7–11–11	—	8,128
					$8,002	$28,938

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $2,042,127 or 7.6% of net assets.

(D)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E)Restricted security. At March 31, 2011, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–14–07 to 1–28–09	1,100	$7,268	$4,686

The total value of this security represented 0.0% of net assets at March 31, 2011.

(F)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Ivy Investment Management Company or other related parties, together own approximately 30% of the outstanding shares of this security at March 31, 2011.

(G)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011.

(H)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real).

(I)Interest Only Security. Amount shown as principal represents notional amount for computation of interest.

(J)Rate shown is the yield to maturity at March 31, 2011.

(K)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2011

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$21,968,010	$ —	$ —
Investment Funds	—	—	4,686
Preferred Stocks	1,691,859	—	—
Corporate Debt Securities	—	25,937	—
Put Options	—	214	—
United States Government Agency Obligations	—	8,995	—
Bullion	2,736,661	—	—
Short-Term Securities	—	512,890	—
Total	$26,396,530	$548,036	$4,686
Forward Foreign Currency Contracts	$ —	$ 8,002	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 28,938	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Investment Funds	Put Options	Written Options
Beginning Balance 4-1-10	$5,181	$ 14,366	$(18,854)
Net realized gain (loss)	—	65,309	(11,128)
Net unrealized appreciation (depreciation)	(495)	6,967	7,480
Purchases	—	12,061	—
Sales	—	(98,703)	22,502
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 3-31-11	$4,686	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-11	$ (495)	$ —	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
DVR = Differential Voting Rights
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification	
(as a % of net assets)	
United States	43.5%
China	14.0%
Germany	6.2%
Hong Kong	5.2%
South Korea	2.9%
Switzerland	2.5%
India	2.3%
United Kingdom	2.1%
France	1.9%
Sweden	1.5%
Norway	1.4%
Brazil	1.4%
Netherlands	1.1%
Turkey	1.0%
Other Countries	1.2%
Other+	11.8%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Asset Strategy New Opportunities Fund



Below, Jonas Krumplys, portfolio manager of the Ivy Asset Strategy New Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund since its inception in May 2010. Mr. Krumplys has 29 years of industry experience.

Jonas Krumplys

Fiscal Year Performance

For the Period from May 3, 2010 through March 31, 2011

Ivy Asset Strategy New Opportunities Fund (Class A shares at net asset value)	26.30%
Benchmark(s) and/or Lipper Category	
MSCI AC World SMID Index (generally reflects the performance of domestic and emerging stocks of small and mid cap companies)	18.33%
Citigroup Broad Investment Grade Index (generally reflects the performance of the bond market)	4.22%
Citigroup Short-Term Index for 1 Month Certificates of Deposit (generally reflects cash)	0.25%
Lipper Global Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.35%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Ivy Asset Strategy New Opportunities Fund enjoyed strong relative and absolute performance since its May 3, 2010 launch. The Fund's outperformance was broad-based, with value being added from individual security, industry and country selection. The Fund has focused on investing in the equities of companies that appear to be benefitting from the tens of millions of people worldwide joining the middle class each year. We have predominantly found these newly prosperous individuals in the emerging markets of Asia, Latin America and Africa, but the Fund also has found companies that are located in the U.S. and Europe that we believe are benefitting from these powerful forces. The Fund continues to be overweight in securities in emerging economies.

Upward mobility

As individuals move up the socioeconomic ladder, they are interested in enjoying better lifestyles. This creates a virtuous circle boosting demand, wages and opportunities in many parts of the global economy, including the agricultural, energy, materials, infrastructure, health care, property, education, technology, financial services and manufacturing sectors.

The majority of the industries highlighted above are mature in the developed markets of the U.S., the European Union and Japan. In emerging markets (EM), we believe that companies that provide goods and services that we take for granted are in high-growth industries.

Using this top-down approach, we found attractive companies in: agriculture (Brasil Foods and Cosan in Brazil, and Novozymes in Denmark); autos (Kia in South Korea and Ford Otomotive in Turkey); energy/oil services (Pride International in the U.S. and Cairn in the U.K.); infrastructure (Chicago Bridge & Iron in the U.S.); internet/communications/technology (SINA, Focus Media, VanceInfo Technologies, and Camelot Information in China, Mercado Libre in Latin America, Naspers in South Africa, and Aruba and Acme Packet in the U.S.); financial services (African Bank in South Africa) and property (UEM Land in Malaysia, and MRV, BR Malls, BR Properties and Rossi Residencial in Brazil).

These companies provided much of the positive returns of the Fund and are just a sample of the universe of potentially attractive investments available to the Fund, which can invest in small- and mid- cap firms in any geography. Yet not all investment decisions turned out as well as planned. The Fund was negatively impacted by its exposure to Egyptian securities. As part of our continuing due diligence process, we are on the road meeting with the management of existing investments as well as visiting competitors, suppliers, and government officials around the world. Since the launch of the Fund, we have done field work in 15 countries.

A winding path

While the Fund's returns were very positive overall in the past fiscal period, the Fund also experienced some setbacks. The rotation out of emerging markets to developed markets that started in mid-November led to a sharp currency and EM stock retrenchment. During the fourth calendar quarter, the Fund had reduced exposure to a number of emerging markets due to concerns about runaway inflation and EM central banks being behind the curve in slowing inflationary economies. The Fund's cash balances reached a peak of more than 20 percent of assets during this period. This cash was subsequently deployed into equities based in the U.S. and Europe. During the past quarter, investors became less concerned about inflation in emerging markets, and the Fund benefitted from this change in sentiment.

Challenges lie ahead

Recent man-made and natural headwinds continue to impact the world's economies as the Fund begins a new fiscal year. The most important concerns include:

Arab Nations: Revolutions have pushed up oil prices. Disenfranchised youth have called for a greater voice in many North African and Middle Eastern nations. We believe that oil disruptions in Saudi Arabia, the United Arab Emirates or Kuwait would likely lead to dramatically higher crude prices and could push the U.S., European Union and Japan into double-dip recessions.

Japan: The March 11, 2011, earthquake and tsunami have devastated Japan. The subsequent nuclear accident at Fukushima Daiichi remains a daily concern. It is still uncertain how and when supply chains will be disrupted for the global auto and technology sectors.

The European Union: The ongoing sovereign and bank debt crises in Portugal, Ireland, Greece and Spain remain in the headlines. The odds of the euro and the European Union disappearing are certainly remote versus a year ago. Nevertheless, we believe that the pressures of these problems will continue to limit growth for the region.

The U.S.: Federal, State and local balance sheets remain stretched. We believe that partisan feuding will continue, which raises concerns about whether Federal deficit spending can be reduced in a manner that does not stop the recovery in its tracks.

A stock picker's world

Despite these uncertainties, we believe that there are attractive upsides in the equities of companies that are addressing the needs of the growing middle class population found in emerging markets. In these times of uncertainties, we feel that it is a stock pickers' world. Equities continue to remain far more attractive to us than fixed-income opportunities at this time. We have the ability to hedge currency and equity exposure and have taken advantage of this flexibility during the past year.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may allocate from 0-100% of its assets between stocks, bonds and short-term instruments, across domestic and foreign securities. Therefore, the Fund may invest up to 100 percent of its assets in foreign securities. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Investing in small- or mid-cap stocks may carry

more risk than investing in stocks of larger, more well-established companies.

Fixed-income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy New Opportunities Fund.

Ivy Asset Strategy New Opportunities Fund ALL DATA IS AS OF MARCH 31, 2011 (UNAUDITED)

Asset Allocation

Stocks	**96.5%**
Consumer Discretionary	23.1%
Information Technology	16.8%
Financials	13.8%
Industrials	11.6%
Consumer Staples	10.3%
Energy	10.3%
Materials	7.6%
Health Care	3.0%
Cash and Cash Equivalents	**3.5%**

Country Weightings

Pacific Basin	**35.7%**
South Korea	9.4%
China	8.9%
Turkey	7.5%
Hong Kong	4.5%
Other Pacific Basin	5.4%
North America	**18.0%**
United States	17.0%
Other North America	1.0%
South America	**18.2%**
Brazil	18.2%
Europe	**14.5%**
United Kingdom	5.8%
Other Europe	8.7%
Other	**10.1%**
South Africa	5.5%
Other	4.6%
Cash and Cash Equivalents	**3.5%**

Top 10 Equity Holdings

Company	Country	Sector
Kia Motors Corporation	South Korea	Consumer Discretionary
SINA Corporation	China	Information Technology
SJM Holdings Limited	Hong Kong	Consumer Discretionary
MercadoLibre, Inc.	Brazil	Information Technology
Chicago Bridge & Iron Company N.V., NY Shares	Netherlands	Industrials
Cairn Energy plc	United Kingdom	Energy
BRF-Brasil Foods S.A.	Brazil	Consumer Staples
GLOVIS Co., Ltd.	South Korea	Industrials
Rossi Residencial S.A.	Brazil	Consumer Discretionary
Gentex Corporation	United States	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy New Opportunities Fund

(UNAUDITED)



Ivy Asset Strategy New Opportunities Fund, Class A Shares[1]		$11,904
MSCI AC World SMID Index[2]		$11,888
Citigroup Broad Investment Grade Index [2]		$10,404
Citigroup Short-Term Index for 1 Month Certificates of Deposit[2]		$10,025
Lipper Global Flexible Portfolio Funds Universe Average [2]		$11,031

| 5-3 2010 | 5-31 2010 | 6-30 2010 | 9-30 2010 | 12-31 2010 | 3-31 2011 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of April 30, 2010.

Cumulative Total Return[3]	Class A	Class B	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-11	—	—	—	—	—	—	—
5-year period ended 3-31-11	—	—	—	—	—	—	—
10-year period ended 3-31-11	—	—	—	—	—	—	—
Since inception of Class[5] through 3-31-11	19.04%	20.20%	24.30%	19.04%	26.50%	25.80%	26.30%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. Class I, Class R and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)5-3-10 for Class A, Class B, Class C, Class E, Class I, Class R and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Asset Strategy New Opportunities Fund *(in thousands)* MARCH 31, 2011

COMMON STOCKS	Shares	Value
Advertising – 1.2%		
Focus Media Holding Limited, ADR (A)	186	$ 5,717
Agricultural Products – 0.6%		
Asian Citrus Holdings Limited (B)	2,652	2,949
Air Freight & Logistics – 2.4%		
GLOVIS Co., Ltd. (B)	78	11,086
Airlines – 1.8%		
Copa Holdings, S.A., Class A	160	8,472
Application Software – 1.3%		
salesforce.com, inc. (A)	6	855
VanceInfo Technologies Inc., ADR (A)	163	5,132
		5,987
Auto Parts & Equipment – 3.0%		
Gentex Corporation	358	10,841
Minth Group Limited (B)	1,710	2,867
		13,708
Automobile Manufacturers – 7.2%		
Dongfeng Motor Group Company Limited, H Shares (B)	2,704	4,603
Ford Otomotiv Sanayi A.S. (B)	958	9,148
Kia Motors Corporation (B)	306	19,245
		32,996
Cable & Satellite – 2.4%		
Naspers Limited, Class N (B)	201	10,820
Casinos & Gaming – 3.5%		
Galaxy Entertainment Group Limited, ADR (A)(B)	2,295	3,340
SJM Holdings Limited (B)	7,332	12,838
		16,178
Coal & Consumable Fuels – 1.9%		
Alpha Natural Resources, Inc. (A)	148	8,775
Communications Equipment – 4.6%		
Acme Packet, Inc. (A)	129	9,147
Aruba Networks, Inc. (A)	230	7,790
F5 Networks, Inc. (A)	8	841
High Tech Computer Corp. (B)	89	3,484
		21,262
Construction & Engineering – 3.5%		
Chicago Bridge & Iron Company N.V., NY Shares	298	12,112
Hyundai Engineering & Construction Co., Ltd. (B)	56	4,072
		16,184
Construction & Farm Machinery & Heavy Trucks – 0.4%		
PT United Tractors Tbk (B)	695	1,731
Consumer Finance – 0.8%		
Shriram Transport Finance Company Limited (B)	201	3,586

COMMON STOCKS (Continued)	Shares	Value
Diversified Banks – 4.9%		
Bangkok Bank Public Company Limited (B)	198	$ 1,136
Capitec Bank Holdings Limited (B)	190	4,713
Commercial International Bank (Egypt) S.A.E. (B)	254	1,393
Turkiye Is Bankasi A.S. (B)	1,814	5,805
Yapi ve Kredi Bankasi A.S. (A)(B)	3,241	9,296
		22,343
Diversified Metals & Mining – 2.3%		
Fushan International Energy Group Limited (B)	2,638	1,899
Walter Industries, Inc.	66	8,925
		10,824
Diversified Support Services – 1.5%		
Aggreko plc (B)	267	6,760
Education Services – 1.3%		
Anhanguera Educacional Participacoes S.A. (B)	191	4,635
Anhanguera Educacional Participacoes S.A. (B)(C)	50	1,212
		5,847
Electronic Components – 1.1%		
LG Display Co., Ltd. (B)	163	5,107
Food Distributors – 0.5%		
Olam International Limited (B)	1,134	2,519
Food Retail – 3.9%		
BIM Birlesik Magazalar Anonim Sirketi (B)	283	9,514
C.P. Seven Eleven Public Company Limited (B)	1,251	1,655
X5 Retail Group N.V., GDR (A)(B)	157	6,609
		17,778
Gold – 2.3%		
African Barrick Gold plc (B)	196	1,699
Alamos Gold Inc. (B)	299	4,726
Centamin Egypt Limited (A)(B)	1,839	4,004
		10,429
Health Care Equipment – 1.5%		
DexCom, Inc. (A)	433	6,725
Health Care Services – 0.9%		
Fleury S.A. (B)	282	4,148
Homebuilding – 4.5%		
MRV Engenharia e Participacoes S.A. (B)	1,226	9,805
Rossi Residencial S.A. (B)	1,319	11,081
		20,886
Internet Software & Services – 7.3%		
Mail.ru Group Limited, GDR (A)(B)(C)	159	4,768
MercadoLibre, Inc.	156	12,707
SINA Corporation (A)	151	16,196
		33,671
Investment Banking & Brokerage – 0.3%		
EFG-Hermes Holding Company (B)	438	1,608

Ivy Asset Strategy New Opportunities Fund *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
IT Consulting & Other Services – 1.2%		
Camelot Information Systems Inc., ADR (A)	328	$ 5,433
Managed Health Care – 0.6%		
Amil Participacoes S.A. (B)	247	2,870
Oil & Gas Drilling – 1.9%		
North Atlantic Drilling Ltd. (A)(B)	3,760	6,765
Pride International, Inc. (A)	51	2,182
		8,947
Oil & Gas Equipment & Services – 3.5%		
Dresser-Rand Group Inc. (A)	76	4,097
Petrofac Limited (B)	255	6,090
Technip-Coflexip (B)	53	5,663
		15,850
Oil & Gas Exploration & Production – 3.0%		
Cairn Energy plc (A)(B)	1,595	11,825
Cairn India Limited (A)(B)	272	2,144
		13,969
Other Diversified Financial Services – 2.1%		
African Bank Investments Limited (B)	1,693	9,472
Packaged Foods & Meats – 4.4%		
BRF-Brasil Foods S.A. (B)	629	11,785
China Yurun Food Group Limited (B)	153	513
China Yurun Food Group Limited (B)(C)	300	1,007
Cosan S.A. Industria e Comercio, Class A	496	6,397
		19,702
Personal Products – 0.9%		
Natura Cosmeticos S.A. (B)	152	4,276
Real Estate Development – 2.6%		
Talaat Mostafa Group Holding (S.A.E.) (A)(B) . . .	4,631	3,520
UEM Land Holdings Berhad (A)(B)	9,241	8,635
		12,155
Real Estate Management & Development – 1.6%		
BR Properties S.A. (B)	696	7,321
Real Estate Operating Companies – 1.5%		
BRMalls Participacoes S.A. (B)	671	6,921
Semiconductor Equipment – 1.3%		
Lam Research Corporation (A)	105	5,938
Specialty Chemicals – 1.1%		
Novozymes A/S, Class B (B)	32	4,961
Steel – 0.5%		
Ezz Steel Company (An Egyptian Joint Stock Company) (A)(B)	1,341	2,346

COMMON STOCKS (Continued)	Shares	Value
Trading Companies & Distributors – 2.0%		
Samsung C&T Corporation (B)	59	$ 3,855
United Rentals, Inc. (A)	164	5,445
		9,300
TOTAL COMMON STOCKS – 95.1%		**$437,557**
(Cost: $398,782)		

INVESTMENT FUNDS – 1.4%		
Gold & Precious Metals		
SPDR Gold Trust (A)	46	$ 6,474
(Cost: $6,250)		

PUT OPTIONS – 0.0%	Number of Contracts	
KOSPI 200 Index, Apr $245.00, Expires 4–14–11	2	$ 13
(Cost: $534)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 0.3%		
Sara Lee Corporation, 0.000%, 4–1–11	$1,474	1,474
Master Note – 1.6%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (E)	7,232	7,232
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 8,706
(Cost: $8,706)		
TOTAL INVESTMENT SECURITIES – 98.4%		**$452,750**
(Cost: $414,272)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		7,164
NET ASSETS – 100.0%		**$459,914**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $6,987 or 1.5% of net assets.

(D) Rate shown is the yield to maturity at March 31, 2011.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

Ivy Asset Strategy New Opportunities Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ 45,570	$ 1,655	$ —
Other Sectors	390,332	—	—
Total Common Stocks	$435,902	$ 1,655	$ —
Investment Funds	6,474	—	—
Put Options	—	13	—
Short-Term Securities	—	8,706	—
Total	$442,376	$10,374	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Country Diversification

(as a % of net assets)	
Brazil	18.2%
United States	17.0%
South Korea	9.4%
China	8.9%
Turkey	7.5%
United Kingdom	5.8%
South Africa	5.5%
Hong Kong	4.5%
Egypt	2.8%
Netherlands	2.6%
Russia	2.4%
Malaysia	1.8%
Panama	1.8%
Norway	1.4%
India	1.3%
France	1.2%
Denmark	1.1%
Canada	1.0%
Other Countries	2.3%
Other+	3.5%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Balanced Fund



Below, Cynthia P. Prince-Fox, portfolio manager of the Ivy Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. She has managed the Fund for seven years and has 28 years of industry experience.

Cynthia P. Prince-Fox

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Balanced Fund (Class A shares at net asset value)	**15.18%**
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large and medium-sized U.S. stocks)	**15.65%**
Citigroup Treasury/Govt Sponsored/Credit Index (generally reflects the performance of securities in the bond market)	**5.39%**
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	**13.15%**

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's outperformance relative to its Lipper category (before the effect of sales charges) was driven almost entirely by strong stock selection and secondarily by sector allocation. Asset allocation also played an important role as the Fund's equity holdings substantially outperformed its fixed-income holdings. Two key areas of strong performance were consumer and industrial holdings. The consumer discretionary area was the largest contributor to relative performance. Our research helped us identify companies that were well-positioned to benefit from a global consumer that was willing to shop and possibly take a vacation. Rising demand and strong financial discipline resulted in a robust earnings rebound for some of these names. The Fund's fixed-income holdings performed about in line with the Citigroup Broad Investment Grade Index. Throughout the year, we added to the Fund's corporate bond holdings, primarily in middle- to shorter-term maturities. We maintained a relatively shorter duration in the Fund, given our belief that the next move in interest rates would likely be up rather than down. The Fund's bond stake suffered in relative terms as lower-rated bonds outperformed higher-rated securities, in which we have maintained a higher weighting.

Global events influenced market direction

Equity markets spent most of the year reacting to the sovereign debt crisis in Europe and worrying about rising inflation and a possible economic slowdown in China. As the European debt crisis receded, the Middle East injected a new jolt of instability into the markets. Protests erupted in Egypt and quickly spread throughout the region. The ongoing "civil war" in Libya, the supply disruptions in the oil market and the uncertainties surrounding Saudi Arabia caused oil prices to cross the $100/barrel mark.

As if Middle East events were not enough, Japan was hit by a massive earthquake on March 11, 2011. Concerns were not only fueled by the devastation of the earthquake and tsunami , but the subsequent nuclear crisis. While these events made for a highly volatile and challenging environment on a global basis, the U.S. equity markets posted some of the best returns for the year. As the environment proved to be volatile, we stood by our long-term themes. This strategy helped us to avoid getting whipsawed by the markets. Additionally, the Fund's fixed-income portfolio provided ballast during market selloffs, as its holdings were mostly highly rated investment-grade and government securities.

Sources of strength

The Fund's top contributors to overall performance were names that fell into either the consumer discretionary, industrials or energy sectors. This was not surprising to us, given that these sectors were three of the top-four performing sectors for the S&P 500 as a whole. One of the highlights for the year was BorgWarner Inc. BorgWarner is the global leader in automotive systems and components that aid in improving fuel efficiency and emissions for autos and trucks. We believe this is a long-term trend on a global basis, as global automotive companies look to improve both fuel efficiency and performance of their product offerings. Among energy holdings, National Oilwell Varco was a top contributor to performance. This company is a leading supplier of equipment for new oil rigs. During the economic downturn, demand for their equipment was delayed, but they are now seeing new orders as oil prices head past $100/barrel again.

Detractors from performance were found in technology and financials. Within technology, there was a bright spot, as Apple Computer was again the largest positive contributor to overall performance. We maintained an overweighted position in technology given our belief that information technology spending would improve with better corporate profit growth. While that belief was correct, the names in the Fund were and are the larger technology companies that are faced with diminishing growth opportunities. The best-performing technology stocks were smaller companies that demonstrated faster growth or were acquired. The tech industry has consolidated in various ways for decades. We expect this trend to continue, and we will look for the companies that will be beneficiaries of that trend. We have also positioned holdings in equipment suppliers, where strong demand for their tools is the result of customers continuing to move towards smaller, faster and better chips.

Positioned to benefit from improving trends

As we look ahead, we believe we have positioned the Fund to benefit from the improving trends that we witnessed in 2010. As the year ended, it is our view that the economic evidence points toward acceleration in business activity and increasing confidence among consumers and corporations. Small business optimism rose to a three-year high and retail sales were better than expected for the November/December selling period. Consumer confidence climbed to a six-month high in December, according to the University of Michigan Consumer Sentiment Index. Durable goods orders and personal income and spending also confirmed that the expansion shows signs of self-sustaining. With these recent economic developments, we believe that business confidence may further improve and create much-needed job growth. At the Federal Open Market Committee meeting on March 15, 2011, monetary authorities left the Fed Funds target unchanged once again and indicated that rates will remain low for an extended period of time. The period from December 2008 through the present continues to mark the longest period in history that short-term rates have remained unchanged. We believe the crisis in Japan and the Middle East instability is likely playing a role in current policy decisions.

It is our view that the stable monetary climate and a more accommodating international monetary arrangement could help soften the negative effect of the current crisis. However, 2011 may continue to be an event-driven market, as investors are quick to react to the macro headlines. We remain focused on our investment process and long-term horizon, which we believe is the best way to position the Fund for long-term success.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Balanced Fund.

Ivy Balanced Fund

Asset Allocation

Stocks	**72.0%**
Consumer Discretionary	15.5%
Energy	12.0%
Industrials	11.0%
Information Technology	10.4%
Consumer Staples	9.0%
Financials	6.9%
Health Care	5.4%
Materials	1.0%
Utilities	0.8%
Bonds	**23.3%**
Corporate Debt Securities	19.3%
United States Government and Government Agency Obligations	3.5%
Other Government Securities	0.5%
Cash and Cash Equivalents	**4.7%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	89/565	16
3 Year	31/511	7
5 Year	8/421	2
10 Year	24/219	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
JPMorgan Chase & Co.	Financials
National Oilwell Varco, Inc.	Energy
ConocoPhillips	Energy
Microchip Technology Incorporated	Information Technology
Emerson Electric Co.	Industrials
CBS Corporation, Class B	Consumer Discretionary
Hyatt Hotels Corporation, Class A	Consumer Discretionary
Halliburton Company	Energy
Estee Lauder Companies Inc. (The), Class A	Consumer Staples

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Balanced Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Balanced Fund, Class A Shares(1) $18,145
S&P 500 Index $15,316
Citigroup Treasury/Govt Sponsored/Credit Index $16,421
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average . . $16,757
9-30 2001
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3-31-11	8.55%	10.25%	14.50%	8.79%	15.58%	15.29%
5-year period ended 3-31-11	5.18%	5.32%	5.71%	—	—	6.55%
10-year period ended 3-31-11	5.45%	—	—	—	—	—
Since inception of Class(4) through 3-31-11	—	6.02%	6.22%	4.80%	6.51%	7.15%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Spectrum Fund merged into the Ivy Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Spectrum Fund Class A shares, restated to reflect current sales charges applicable to Ivy Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Balanced Fund. If these expenses were reflected, performance shown would differ.

Ivy Balanced Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.3%		
General Dynamics Corporation	28	$ 2,167
Honeywell International Inc.	67	4,001
		6,168
Air Freight & Logistics – 1.1%		
Expeditors International of Washington, Inc.	59	2,973
Apparel Retail – 1.2%		
Limited Brands, Inc.	97	3,186
Auto Parts & Equipment – 3.1%		
BorgWarner Inc. (A)	49	3,889
Johnson Controls, Inc.	97	4,028
		7,917
Broadcasting – 2.0%		
CBS Corporation, Class B	204	5,118
Casinos & Gaming – 1.4%		
Wynn Resorts, Limited	30	3,767
Computer Hardware – 2.8%		
Apple Inc. (A)	21	7,317
Construction & Engineering – 1.2%		
Quanta Services, Inc. (A)	136	3,050
Construction & Farm Machinery & Heavy Trucks – 0.8%		
Cummins Inc.	18	1,984
Data Processing & Outsourced Services – 1.0%		
Paychex, Inc.	86	2,684
Department Stores – 1.3%		
Macy's Inc.	138	3,355
Distillers & Vintners – 1.3%		
Brown-Forman Corporation, Class B	49	3,371
Diversified Chemicals – 1.0%		
Dow Chemical Company (The)	71	2,665
Electric Utilities – 0.8%		
PPL Corporation	86	2,166
Electrical Components & Equipment – 2.1%		
Emerson Electric Co.	92	5,382
Footwear – 1.2%		
NIKE, Inc., Class B	40	3,020
General Merchandise Stores – 0.8%		
Target Corporation	41	2,030
Health Care Distributors – 1.5%		
Henry Schein, Inc. (A)	55	3,866
Health Care Facilities – 1.0%		
Community Health Systems, Inc. (A)	22	892
HCA Holdings, Inc. (A)	48	1,639
		2,531

COMMON STOCKS (Continued)	Shares	Value
Health Care Supplies – 1.4%		
DENTSPLY International Inc.	98	$ 3,621
Hotels, Resorts & Cruise Lines – 1.9%		
Hyatt Hotels Corporation, Class A (A)	117	5,049
Household Products – 0.9%		
Colgate-Palmolive Company	30	2,439
Human Resource & Employment Services – 0.6%		
Manpower Inc.	25	1,572
Industrial Machinery – 1.3%		
Eaton Corporation	60	3,315
Integrated Oil & Gas – 4.6%		
ConocoPhillips	75	5,965
Exxon Mobil Corporation	34	2,869
Petroleo Brasileiro S.A. – Petrobras, ADR	75	3,020
		11,854
IT Consulting & Other Services – 1.7%		
Accenture plc, Class A	80	4,370
Motorcycle Manufacturers – 1.3%		
Harley-Davidson, Inc.	79	3,348
Oil & Gas Equipment & Services – 5.8%		
Halliburton Company	91	4,516
National Oilwell Varco, Inc.	83	6,556
Schlumberger Limited	45	4,234
		15,306
Oil & Gas Exploration & Production – 0.8%		
Southwestern Energy Company (A)	49	2,101
Oil & Gas Storage & Transportation – 0.8%		
Kinder Morgan, Inc. (A)	69	2,039
Other Diversified Financial Services – 2.7%		
JPMorgan Chase & Co.	151	6,952
Packaged Foods & Meats – 2.4%		
General Mills, Inc.	80	2,906
Mead Johnson Nutrition Company	57	3,289
		6,195
Personal Products – 1.7%		
Estee Lauder Companies Inc. (The), Class A	47	4,510
Pharmaceuticals – 1.5%		
Allergan, Inc.	57	4,042
Property & Casualty Insurance – 1.2%		
Travelers Companies, Inc. (The)	53	3,158
Railroads – 1.6%		
Union Pacific Corporation	42	4,110
Real Estate Management & Development – 1.6%		
CB Richard Ellis Group, Inc., Class A (A)	156	4,155

Ivy Balanced Fund *(in thousands)* MARCH 31, 2011

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 1.4%		
PNC Financial Services Group, Inc. (The)	57	$ 3,609
Restaurants – 1.3%		
McDonald's Corporation	46	3,470
Semiconductor Equipment – 2.8%		
ASML Holding N.V., NY Registry Shares	85	3,792
Lam Research Corporation (A)	63	3,553
		7,345
Semiconductors – 2.1%		
Microchip Technology Incorporated	144	5,470
Soft Drinks – 1.2%		
PepsiCo, Inc.	48	3,092
Tobacco – 1.5%		
Philip Morris International Inc.	60	3,925
TOTAL COMMON STOCKS – 72.0%		**$187,597**
(Cost: $136,624)		

CORPORATE DEBT SECURITIES	Principal	Value
Airlines – 0.2%		
Southwest Airlines Co., 6.500%, 3–1–12	$ 500	523
Apparel Retail – 0.4%		
Limited Brands, Inc., 6.625%, 4–1–21	915	936
Auto Parts & Equipment – 0.4%		
BorgWarner Inc., 4.625%, 9–15–20	1,000	998
Automobile Manufacturers – 0.6%		
Ford Motor Company, Convertible, 4.250%, 11–15–16	1,000	1,812
Brewers – 0.6%		
Anheuser–Busch InBev Worldwide Inc.:		
3.000%, 10–15–12	500	514
5.375%, 11–15–14	1,000	1,101
		1,615
Broadcasting – 0.6%		
CBS Corporation:		
8.875%, 5–15–19	500	627
4.300%, 2–15–21	1,000	944
		1,571
Cable & Satellite – 0.4%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.500%, 3–1–16	1,000	1,001
Construction & Farm Machinery & Heavy Trucks – 0.2%		
John Deere Capital Corporation, 5.250%, 10–1–12	500	531

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 0.8%		
American Express Credit Corporation, 5.125%, 8–25–14	$ 200	$ 216
Caterpillar Financial Services Corporation, 1.550%, 12–20–13	1,000	1,001
Ford Motor Credit Company LLC, 7.000%, 4–15–15	750	811
		2,028
Data Processing & Outsourced Services – 0.4%		
Western Union Company (The), 6.500%, 2–26–14	1,000	1,111
Diversified Banks – 1.3%		
Bank of New York Mellon Corporation (The), 1.500%, 1–31–14	1,250	1,245
Barclays Bank plc, 2.375%, 1–13–14	600	603
U.S. Bancorp, 4.200%, 5–15–14	1,000	1,064
Wells Fargo & Company, 3.676%, 6–15–16 (B)	500	502
		3,414
Diversified Capital Markets – 1.0%		
Deutsche Bank AG:		
3.450%, 3–30–15	500	511
3.250%, 1–11–16	2,000	2,005
		2,516
Diversified Metals & Mining – 0.2%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	500	601
Drug Retail – 0.2%		
CVS Caremark Corporation, 3.250%, 5–18–15	550	558
Electric Utilities – 0.2%		
Hydro-Quebec, 8.000%, 2–1–13	500	558
Food Distributors – 0.2%		
Cargill, Inc., 6.375%, 6–1–12 (C)	400	423
Food Retail – 0.4%		
Kroger Co. (The), 6.200%, 6–15–12	1,000	1,057
Gold – 0.6%		
Newmont Mining Corporation, Convertible, 3.000%, 2–15–12	1,200	1,470
Health Care Services – 0.7%		
Quest Diagnostics Incorporated, 3.200%, 4–1–16	2,000	1,984
Home Improvement Retail – 0.1%		
Home Depot, Inc. (The), 4.400%, 4–1–21	250	249

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Hypermarkets & Super Centers – 0.7%		
Wal-Mart Stores, Inc.:		
0.750%, 10–25–13	$1,500	$ 1,486
2.875%, 4–1–15	250	256
		1,742
Industrial Gases – 0.4%		
Praxair, Inc.,		
4.375%, 3–31–14	1,000	1,071
Industrial Machinery – 0.4%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14	1,000	1,101
Integrated Oil & Gas – 0.7%		
Cenovus Energy Inc.,		
4.500%, 9–15–14	250	268
Chevron Corporation,		
3.450%, 3–3–12	500	514
ConocoPhillips,		
4.750%, 2–1–14	1,000	1,084
		1,866
Integrated Telecommunication Services – 0.4%		
AT&T Inc.,		
4.850%, 2–15–14	1,000	1,080
Investment Banking & Brokerage – 0.2%		
Morgan Stanley,		
4.100%, 1–26–15	500	513
Life & Health Insurance – 1.7%		
MetLife Global Funding I:		
2.000%, 1–10–14 (C)	1,200	1,192
2.500%, 9–29–15 (C)	2,500	2,430
Prudential Financial, Inc.,		
4.750%, 9–17–15	500	532
		4,154
Movies & Entertainment – 0.2%		
Viacom Inc.,		
4.375%, 9–15–14	500	533
Oil & Gas Equipment & Services – 0.2%		
Schlumberger S.A.,		
2.650%, 1–15–16 (C)	500	498
Oil & Gas Exploration & Production – 0.4%		
EOG Resources, Inc.,		
2.500%, 2–1–16	1,000	975
Other Diversified Financial Services – 1.4%		
JPMorgan Chase & Co.:		
4.650%, 6–1–14	1,000	1,068
3.450%, 3–1–16	2,000	1,989
7.900%, 4–29–49 (B)	500	547
		3,604
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (C)(D)	7	—*
8.000%, 3–31–11 (C)(D)	1	—*
		—*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats – 0.7%		
Kellogg Company,		
4.450%, 5–30–16	$ 500	$ 535
Unilever Capital Corporation:		
2.750%, 2–10–16	1,000	1,002
5.900%, 11–15–32	350	388
		1,925
Pharmaceuticals – 0.7%		
Pfizer Inc.,		
4.450%, 3–15–12	1,000	1,037
Roche Holdings Ltd,		
5.000%, 3–1–14 (C)	636	693
		1,730
Property & Casualty Insurance – 0.7%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4–15–12 (C)	1,000	1,035
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	800	827
		1,862
Restaurants – 0.1%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	250	262
Soft Drinks – 0.2%		
PepsiCo, Inc.,		
3.750%, 3–1–14	500	531
Systems Software – 0.2%		
Microsoft Corporation,		
2.950%, 6–1–14	500	520
Tobacco – 0.2%		
Philip Morris International Inc.,		
4.500%, 3–26–20	500	513
Wireless Telecommunication Service – 0.3%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15	200	206
American Tower Corporation,		
4.625%, 4–1–15	500	518
		724
TOTAL CORPORATE DEBT SECURITIES – 19.3%		$ 50,160
(Cost: $47,692)		
OTHER GOVERNMENT SECURITIES		
Qatar – 0.3%		
State of Qatar,		
4.000%, 1–20–15 (C)	750	774
Supranational – 0.2%		
International Bank for Reconstruction and Development,		
2.375%, 5–26–15	450	458
TOTAL OTHER GOVERNMENT SECURITIES – 0.5%		$ 1,232
(Cost: $1,197)		

Ivy Balanced Fund *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage–Backed Obligations – 0.8%		
Federal National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
6.000%, 9–1–17	$ 175	$ 191
5.000%, 1–1–18	164	176
5.500%, 4–1–18	82	89
6.500%, 10–1–28	99	112
6.500%, 2–1–29	16	18
7.000%, 11–1–31	90	105
6.500%, 2–1–32	94	106
7.000%, 2–1–32	131	151
7.000%, 3–1–32	54	63
7.000%, 7–1–32	96	110
6.000%, 9–1–32	367	405
6.500%, 9–1–32	85	96
5.500%, 5–1–33	240	259
5.500%, 6–1–33	132	142
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.8%		**$ 2,023**

(Cost: $1,866)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 2.7%		
United States Treasury Bonds,		
7.500%, 11–15–16	500	633
United States Treasury Notes:		
3.875%, 2–15–13	1,250	1,323
3.625%, 5–15–13	750	793
4.250%, 8–15–13	900	969
4.250%, 8–15–15	3,000	3,289
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.7%		**$ 7,007**

(Cost: $6,428)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 1.4%		
St. Jude Medical, Inc.,		
0.000%, 4–1–11	$3,770	$ 3,770
Commercial Paper (backed by irrevocable letter of credit) (E) – 1.2%		
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.290%, 4–25–11	3,000	2,999
Master Note – 3.0%		
Toyota Motor Credit Corporation,		
0.127%, 4–1–11 (F)	7,749	7,749
TOTAL SHORT-TERM SECURITIES – 5.6%		**$ 14,518**
(Cost: $14,518)		
TOTAL INVESTMENT SECURITIES – 100.9%		**$262,537**
(Cost: $208,325)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9%)		(2,369)
NET ASSETS – 100.0%		**$260,168**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $7,045 or 2.7% of net assets.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) Rate shown is the yield to maturity at March 31, 2011.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$187,597	$ —	$ —
Corporate Debt Securities	—	50,160	—
Other Government Securities	—	1,232	—
United States Government Agency Obligations	—	2,023	—
United States Government Obligations	—	7,007	—
Short-Term Securities	—	14,518	—
Total	$187,597	$74,940	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of the Ivy Energy Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund since its inception in April 2006, and he has 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Energy Fund (Class A shares at net asset value)	36.00%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	40.85%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	35.91%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A volatile year

Economic conditions improved steadily during the fiscal year ending March 31, 2011, although the markets weathered several events that had the potential to threaten recovery. The April 20, 2010 oil rig explosion and subsequent massive oil spill in the Gulf of Mexico, which generated ominous headlines on a daily basis and sent a ripple through global markets, ultimately weighed on investor confidence. But economic recovery gained momentum in the second quarter, and investors quickly rediscovered their appetite for risk. Stocks and bonds rallied, buoyed by numerous reports reflecting increasing strength and stability in the U.S. economy. It appeared that investor confidence was further bolstered by stabilization of global credit markets and stronger-than-expected first and second quarter corporate profits.

However, this burgeoning optimism appeared to abruptly change course with the mid-year emergence of the European debt crisis and attendant fears of a double-dip recession. That scenario, along with a pause in U.S. economic growth, uncertainty surrounding health care and financial reform and escalating concern about China's ability to slow the pace of its economy, appeared to drive a sharp global correction. Investors ultimately dodged riskier assets and demonstrated a flight to quality, ultimately driving U.S. bond yields to historical lows. Intensifying concerns about massive deficits in the world's developed economies further weighed on equities and fueled fear among investors that the global economy could slip back into recession.

The tide seemed to turn in August, however, with slightly stronger economic data and optimism that mid-term elections may drive more investor-friendly changes in Washington. Stocks staged a third-quarter rally that restored some optimism among investors, as did an announcement from the National Bureau of Economic Research that the "Great Recession," the longest-lasting since the Great Depression, officially ended in June 2009. During the quarter, the Federal Reserve declared the pace of U.S. economic growth unacceptable and reiterated its readiness to begin a second phase of quantitative easing. U.S. markets responded very favorably, with the major indexes posting impressive gains and Wall Street racking up its fourth-largest profit for the year. Stocks rose again in December, when Congress and President Obama signed into law a politically divisive tax deal that extended the Bush-era tax cuts and provided additional tax reductions for both individuals and businesses.

As the Fund's fiscal year drew to a close during the first calendar quarter of 2011, the markets faced yet another challenge. On March 11, 2011, a 9.0-magnitude earthquake and tsunami struck the northern-Pacific coastline of Japan, resulting in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of radioactive contamination. Despite the severity of the crisis in Japan, global stock markets were fairly quick to recover, but the full impact on the global technology supply chain is yet to be determined. The Nikkei 225 Stock Index dropped 21 percent from the day before the earthquake to a low of 8227.63 on March 15, 2011, but shares were quick to recover, rallying 19 percent from their earthquake low to close the first calendar quarter at 9755.10. The U.S.'s technology-laden Nasdaq Composite Index gained 6.6 percent since hitting its post-quake low of 2,603.50 on March 16, 2011, to close the first quarter of 2011 at 2,781.07. The Dow Jones Industrial Average performed similarly, rising 6.6 percent from earthquake lows to close the quarter at 12,319.73. The U.S. economy continued on the path to recovery throughout the quarter, although home prices remain weak and improvements on the jobs front have been slow to materialize.

Tragedy in the Gulf, Japan

Although the market was fluid and rapidly changing throughout the Fund's fiscal year, we remained focused on long-term fundamentals. This focus proved especially strategic in the first half of the year, when the energy markets were rocked by the oil spill in the Gulf of Mexico. The market reacted swiftly, initially "punishing" the responsible firms — first and foremost BP p.l.c. The Fund was not exposed to BP, but did hold stock of other firms that were meaningfully involved: Transocean Inc., which owned the rig; Halliburton, which provided cementing services, and Cameron International Corporation, which provided subsurface equipment. We sold down the Fund's position in Transocean, but we rebuilt a stake when the stock price fell to what we deemed to be attractive. Halliburton's and Cameron's stock price fell on the news of the spill but both have subsequently rebounded. Given our confidence in the long-term stability of these firms, we took advantage of price declines to increase the Fund's exposure to both, which worked to the Fund's advantage. Halliburton emerged as the Fund's fourth-greatest contributor during the year.

Few of the Fund's holdings were impacted by the nuclear crisis in Japan, although the event will of course have implications for the future of the energy sector in general and nuclear power in particular. Initially, shares of companies that supply the nuclear power industry declined sharply in the wake of Japan's crisis. However, we believe these firms will rebound in short order. In fact, despite the concerns raised by the crisis in Japan, we believe that although the next year will be a slow one for nuclear energy, the long-term future of this energy source is intact.

China recently declared its six operating plants safe, while suspending approval of new nuclear plants while it reviews safety standards. China is in the process of quadrupling its uranium consumption to 50 to 60 million pounds a year, and says it plans to build 10 nuclear power plants a year for the next decade. We think the U.S. likely will continue to pursue nuclear energy as well, but there will undoubtedly be greater scrutiny and regulation. The nuclear plants currently in the planning phase in the U.S. will likely be completed but we think future building will be delayed, at least for awhile. President Obama has made it clear that he believes nuclear power will play an important role going forward, and we would not disagree.

Another concern the energy sector is facing is the tension in the Middle East. While Libya is not the largest oil supplier in OPEC, it is definitely a meaningful player. The concern about oil supplies surrounds not only Libya, but rather the political stability of the surrounding countries. Spare capacity is falling and growing tighter. A spike in oil prices will lead to lower demand, which would be negative for energy stocks and global economic recovery. It has been our view for some time now that oil prices will be moving higher, and the Fund has been positioned accordingly. For that reason, we made no material changes in our strategy.

A steadfast approach, few detractors

Despite these major events that transpired during the period, we maintained our preference for globally diversified oil service companies and exploration and production firms, given our belief that they would be well positioned to gain from increased international exploration and spending and an upturn in the global economy. That strategy was successful; eight of the Fund's top-10 contributors were such firms. Another top contributor, Continental Resources, Inc., represents another successful investment in energy. Continental Resources is in our view a well-managed and fundamentally sound firm. It is planning to develop the largest new American oilfield in years — the Bakken shale, which is a 200,000-square-mile swatch of land located in Montana, North Dakota and Canada — where newer horizontal drilling technology could make this area, previously nearly worthless to drillers, a rich and viable source of oil.

We also continued to pursue natural gas suppliers as fundamentals deteriorated and we anticipated the market was nearing a bottom, suggesting production would decrease due to falling rig count and lower prices. Other energy investments of note include Baker Hughes Incorporated, which acquired another Fund holding, BJ Services Company, a worldwide producer of fracturing services for shale oil and gas operators, during the period, and Bucyrus International, Inc., a maker of equipment for extracting coal and oil sands that is benefiting from rising global demand. Bucyrus was purchased by Caterpillar for $7.6 billion, the largest deal in Caterpillar history, with Bucyrus shareholders receiving $92 per share.

A new holding acquired during the year, SandRidge Energy, Inc., detracted from returns. SandRidge is a high-quality, rapidly growing natural gas and oil company focused primarily on Texas exploration. Unfortunately, SandRidge's progress during the period was stymied due to lower natural gas prices. The Fund no longer holds this stock. Southwestern Energy also detracted; this oil and gas exploration and production company's success is also tied to higher natural gas prices; prices remained under pressure during much of the period, effectively restraining the firm's progress despite its efforts to reduce costs. The Fund's small exposure to utilities and cash, neither of which were represented in the index, also contributed to its underperformance relative to its benchmark.

Brighter days ahead

The economic outlook continues to improve, and the latest round of quantitative easing by the Federal Reserve could enable additional progress. We believe that some necessary changes have been made in Washington, as a result of the midterm elections, that bode well for the economy. Progress has been made in small steps, rather than big strides, and we believe this pace of progress will continue. We believe oil prices will continue to move higher as the world economies continue to recover. Supply and demand remain tight, and we believe demand will increase. Demand for oil and gas has historically moved higher following major earthquakes in Japan due to their need to shut down their nuclear power plants to inspect and rebuild them and the need to turn to other energy sources to meet daily need. Oil and liquid natural gas typically become the source of energy to run power plants, and Japan will struggle to produce the electricity it needs in the months ahead — another reason we think these prices will move up. We also anticipate oil production growth may be limited, another factor driving prices. Higher interest rates may be on the distant horizon, and we will adjust our strategies accordingly.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Energy Fund.

Ivy Energy Fund

ALL DATA IS AS OF MARCH 31, 2011 (UNAUDITED)

Asset Allocation

Stocks	**97.9%**
Energy	85.6%
Industrials	8.8%
Materials	1.3%
Information Technology	1.2%
Consumer Discretionary	1.0%
Cash and Cash Equivalents	**2.1%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	38/79	48
3 Year	23/70	33

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**86.3%**
United States	81.3%
Canada	5.0%
Europe	**7.3%**
Pacific Basin	**2.5%**
Bahamas/Caribbean	**1.1%**
Other	**0.7%**
Cash and Cash Equivalents	**2.1%**

Top 10 Equity Holdings

Company	Sector	Industry
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Baker Hughes Incorporated	Energy	Oil & Gas Equipment & Services
Halliburton Company	Energy	Oil & Gas Equipment & Services
Apache Corporation	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Newfield Exploration Company	Energy	Oil & Gas Exploration & Production
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Energy Fund

(UNAUDITED)



Ivy Energy Fund, Class A Shares[1]	$14,262
S&P 1500 Energy Sector Index[2]	$16,028
Lipper Natural Resources Funds Universe Average[2]	$14,082

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of March 31, 2006.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E[4]	Class I	Class Y
1-year period ended 3-31-11	28.18%	30.82%	35.12%	28.54%	36.57%	36.20%
5-year period ended 3-31-11	—	—	—	—	—	—
10-year period ended 3-31-11	—	—	—	—	—	—
Since inception of Class[5] through 3-31-11	7.37%	7.45%	7.90%	8.28%	10.02%	8.81%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)4-3-06 for Class A, Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Energy Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Auto Parts & Equipment – 1.0%		
BorgWarner Inc. (A)	19	$ 1,514
Coal & Consumable Fuels – 4.5%		
Alpha Natural Resources, Inc. (A)	23	1,358
Arch Coal, Inc.	54	1,938
Cameco Corporation	32	954
Peabody Energy Corporation	34	2,468
		6,718
Construction & Engineering – 5.0%		
Chicago Bridge & Iron Company N.V., NY Shares	45	1,848
Fluor Corporation	54	4,004
Jacobs Engineering Group Inc. (A)	33	1,682
		7,534
Construction & Farm Machinery & Heavy Trucks – 2.7%		
Bucyrus International, Inc., Class A	15	1,335
Caterpillar Inc.	10	1,147
Cummins Inc.	14	1,518
		4,000
Diversified Metals & Mining – 1.4%		
BHP Billiton Limited, ADR	21	2,033
Industrial Machinery – 1.1%		
Gardner Denver, Inc.	22	1,689
Integrated Oil & Gas – 8.8%		
ConocoPhillips	41	3,306
Exxon Mobil Corporation	46	3,878
Occidental Petroleum Corporation	39	4,068
Suncor Energy Inc.	45	2,031
		13,283
Oil & Gas Drilling – 6.1%		
ENSCO International Incorporated	22	1,265
Helmerich & Payne, Inc.	57	3,891
Nabors Industries Ltd. (A)	56	1,697
Seadrill Limited	50	1,811
Transocean Inc. (A)	7	530
		9,194
Oil & Gas Equipment & Services – 30.6%		
Baker Hughes Incorporated	69	5,081
Cameron International Corporation (A)	56	3,198
Core Laboratories N.V.	28	2,881
Dresser-Rand Group Inc. (A)	40	2,118
Dril-Quip, Inc. (A)	22	1,719
FMC Technologies, Inc. (A)	27	2,551
Halliburton Company	97	4,844
McDermott International, Inc. (A)	44	1,124
National Oilwell Varco, Inc.	91	7,178
Schlumberger Limited	75	7,036
Superior Energy Services, Inc. (A)	51	2,077
Tenaris S.A., ADR	66	3,240
Weatherford International Ltd. (A)	128	2,893
		45,940
Oil & Gas Exploration & Production – 28.6%		
Anadarko Petroleum Corporation	54	4,418
Apache Corporation	35	4,583

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Cabot Oil & Gas Corporation	28	$ 1,478
CNOOC Limited, ADR	7	1,835
Concho Resources Inc. (A)	14	1,491
Continental Resources, Inc. (A)	63	4,488
Devon Energy Corporation	20	1,824
EOG Resources, Inc.	20	2,394
Forest Oil Corporation (A)	28	1,076
Newfield Exploration Company (A)	59	4,473
Noble Energy, Inc.	30	2,931
Oasis Petroleum LLC (A)	93	2,941
Plains Exploration and Production Company (A)	42	1,514
Southwestern Energy Company (A)	95	4,084
St. Mary Land & Exploration Company	21	1,528
Ultra Petroleum Corp. (A)	41	2,041
		43,099
Oil & Gas Refining & Marketing – 1.4%		
Clean Energy Fuels Corp. (A)	58	957
Gevo, Inc. (A)	61	1,209
		2,166
Oil & Gas Storage & Transportation – 5.5%		
El Paso Corporation	140	2,526
El Paso Pipeline Partners, L.P.	51	1,833
Enbridge Inc.	41	2,513
Williams Companies, Inc. (The)	46	1,444
		8,316
Semiconductors – 1.2%		
First Solar, Inc. (A)	12	1,874
TOTAL COMMON STOCKS – 97.9%		**$147,360**
(Cost: $94,066)		

SHORT-TERM SECURITIES – 2.9%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (B)	$ 4,391	**$ 4,391**
(Cost: $4,391)		
TOTAL INVESTMENT SECURITIES – 100.8%		**$151,751**
(Cost: $98,457)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8%)		**(1,169)**
NET ASSETS – 100.0%		**$150,582**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

Ivy Energy Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$147,360	$ —	$ —
Short-Term Securities	—	4,391	—
Total	$147,360	$4,391	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)

United States	81.3%
Canada	5.0%
Netherlands	3.1%
Luxembourg	2.2%
Australia	1.3%
Norway	1.2%
Hong Kong	1.2%
Bermuda	1.1%
Other Countries	1.5%
Other+	2.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Natural Resources Fund



Ivy Global Natural Resources Fund is subadvised by Mackenzie Financial Corp. of Canada.

Below, Frederick Sturm, CFA, portfolio manager of the Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund since its inception, and he has 29 years of industry experience.

Frederick Sturm

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Global Natural Resources Fund (Class A shares at net asset value)	30.11%
Benchmark(s)/Lipper Category	
Morgan Stanley Commodity Related Index (generally representative of an unmanaged group of natural resources stocks)	31.76%
MSCI AC World IMI 55% Energy +45% Materials Index	25.14%
Lipper Global Natural Resources Funds Universe Average (generally representative of the performance of funds with similar investment objectives)	24.46%

Please note that Fund returns include applicable fees and expenses while the index returns do not include any such fees.

Note: Effective June 2010, the MSCI AC World IMI 55% Energy + 45% Materials Index was added as an additional comparative index for the Fund. Ivy Investment Management Company believes that this index is also representative of the types of securities in which the Fund invests.

The Fund had a solid fiscal year return in both relative (before the effects of sales charges) and absolute terms. U.S. energy-based companies led the market during the year, which was reflected in the strong performance of resource funds that are mostly U.S. energy-centric. In fact, returns for the Fund were characterized by two distinct phases. The first was the two-month decline in April and May 2010, as Eurozone dislocations, punitive tax proposals in Australia, and Macondo well disasters weighed heavier on the Fund than some of its near comparables. Post-May, the Fund posted very competitive results despite the market being dominated by U.S. energy. Junior gold and silver companies also had a very strong advance, and in retrospect, the Fund would have benefitted from more exposure to these companies.

During the fiscal year, Asian growth markets focused on new materials provided the most exciting returns, with electric car battery maker LG Chemical, solar panel player GCL Poly, and rare earth producer Neo Materials roughly doubling in share price. The Fund also had strong returns from the natural gas/master limited partnership parent company hybrids El Paso and Williams. Halliburton staged a strong rally, but only after it declined sharply as it was caught by legal concerns about the Macondo well. Non-energy emerging-market stocks proved to be relative laggards, and this included long-time holding Suzano. The Fund's sole Japanese holding, Mitsubishi, sold off briefly in response to the March 11 quake before rebounding for a net flat year. On balance, most of the stocks within the Fund had a positive fiscal year.

Continued outperformance, challenges

Thus far in 2011, pure energy funds still have had an edge. We do not believe that commodity prices will maintain their recent pace of advance, nor do we believe a massive sell-off is likely. We have begun to layer some moderate hedges into the Fund in the form of equity derivatives because we believe a slight retreat is possible. However, we would welcome a range-bound market, for a quarter or two, because that should still allow the companies in the Fund with solid business prospects and positive catalysts to increase in value. It is our observation that many investors currently are caught wondering which direction the beta trade will swing next — we believe it is time to do what by definition an exchange-traded fund (ETF) doesn't, and focus on the alpha trade. In the meantime, the hedging strategy is being used to moderately reduce total portfolio exposure, so as to enable us to maintain core holdings in preferred securities that may pull back briefly despite positive company dynamics. This approach was a net positive contributor over the past year.

Political turmoil in the Middle East and North Africa, Japanese economic dislocation from the quakes and tightening policies from emerging market central banks were meaningful challenges during the quarter. As we begin the second quarter, these issues are not resolved. The market had time to digest the information and still managed to advance. While conflict and natural disasters are horrifying for those directly impacted, the most important question for investors is whether escalating food prices and further disruptions to energy supply would derail global growth and the broad stock market. We think the answer is easy — food and energy are basic staples of economic activity, and as such, the first phase of advance merely reflects improving economies, but the second phase and meaningful further sustained advance carries much more risk. Emerging market leaders have tended to adjust fiscal and monetary policy lock step with this second inflation phase because a rising cost of living can create huge social tension. The combination of higher prices eroding consumer free cash and tightening policy is one part (but only one part) of what made 2008 challenging for investors. It is important to immediately remember that 2008 had three structural negatives — the first was broad-based commodity inflation spurring on global central bank tightening, the second was a financial crisis centered in the real estate bubble, and the third was a dramatic liquidity crisis. Today, financial conditions are tightening, but in aggregate do not appear to be as restrictive as 2008, as global financial companies, corporations and consumers have improved their balance sheets, real estate has had a major shakeout, and liquidity is sufficient. Governments, except for China, are more stretched, and the U.S. has some very real structural challenges. So, while there are some elements of 2008, it is our view that there are also major positive differences.

Our expectation remains for higher prices in years ahead, but near-term we believe that global inflation pressures could peak during the second quarter and then begin to decline in the second half. We are keeping a close eye on the stock trends of emerging market banks for a tip-off. In the first quarter of 2008, energy prices and global banks trended up together — it was the second-quarter advance in oil from $120 to $150, when banks went in the other direction, that bigger financial risks developed. If this analogy holds, then the recent advance in Chinese, Brazilian, Indian and Indonesian banks, amongst others, remains a hopeful sign the market is sensing that the commodity price advance has not spilled into a broader financial problem. Chinese and emerging-market stocks, which have underperformed for the past six months, have historically staged meaningful rallies once the market sensed a peak in inflation and an end to tightening policies. We increased the Fund's exposure to emerging markets during the final quarter of the Fund's fiscal year to take advantage of what we believe are attractive valuations.

We believe that the world economy will reach record levels this year, and that global corporate profits will also reach record levels. The International Monetary Fund (IMF) has forecast world growth at 4.5-5 percent for 2011, slightly lower than for 2010, with emerging markets continuing to do much of the heavy lifting. These expectations feel reasonable to us, although we allow for some small negative revisions over the next six months in response to recent challenges mentioned above. We also expect some investor discomfort about the unknowable impact from western central banks beginning the process of normalizing monetary policy. This includes both interest-rate increases in Europe and the phasing out of quantitative easing by the U.S. Federal Reserve Bank. We believe normalization with an eye on rising inflation will be the battle cry. Market history teaches us that early stages of normalization or tightening may cause market consolidation with moderate pull backs but generally do not interrupt the primary uptrend. We believe it is reasonable to look for something along this pattern this year. The challenge for investors is figuring out what the market has already anticipated and factored in. Some measures of investor sentiment suggest expectations might be too high. We believe the more recent exuberance is centered in the more aggressive hedge fund community. Individual investor behavior has been more muted. We would also therefore not be surprised to see favorite hedge fund holdings sell-off more than the market if hedge funds move to become defensive. This could include some of the commodities that do show high speculative long positions.

Creating value for shareholders

As long as macro factors do not cast too large a shadow, we believe individual companies with successful business models and reasonable valuations should be able to create value for shareholders. The market may ignore this in the short term but ultimately it is our view that value creation drives share prices. Most of the companies within our portfolio screen out well on these metrics, and some companies are doing really well. So, on the one hand we are inclined to hold some cash given consolidation risk, while on the other hand we continue to find several companies that we want to buy more of. This may not be true of all sectors in the economy, but we do see this in several of the resources sub-sectors. The practical investment conclusion for the Fund has been to maintain and even buy more of the companies that are succeeding, while using broad market hedging to lay off some of the current macro risk. This is a practical implementation of the enhancements to the toolkit we have incorporated after the 2008 market shock, but not a significant departure from our strategy that has been in place for decades.

The prime goal remains to capture the return opportunities and inflation protection offered by resources, but we also want to be in a position to manage some of the volatility which likely will continue within the resources sectors, and be in position to become more aggressively defensive if our research concludes this to be appropriate. We usually spend more time discussing the important elements of the macro case, and hesitate discussing specific holdings with too much vigor, because our view of individual positions can change more rapidly. We still reserve the right to change our mind, but currently we find our view on the macro case is more fluid and what anchors the Fund is a bigger and sustained commitment to select companies.

We maintain our view on oil prices that $60 is unsustainably low, that beyond $120 brings on macro risk, and that a price of $90 to $100, while not cheap, still allows the world to grow. We are seeing confirmation of this view in recent market behavior. Measuring miles driven, there is some evidence that demand growth for gasoline is getting mushy in response to recent pump prices. Saudi Arabia also remembers the 2008 subsequent downside risk of letting oil prices run too far ahead. We believe Saudi Arabia will step in to make sure the physical market is well supplied. Speaking with the services companies that we hold in the portfolio, such as Halliburton, we believe there is concrete support to the notion that Saudi Arabia will step up deliveries to offset lost Libyan production, and also ramp up development efforts to add spare capacity. As markets become more comfortable with this outcome, oil prices could drift lower. However, the world's vulnerability to supply interruptions and the need to incent further investment suggests oil prices should stay high. This is a bullish prospect for our services and drilling companies. Weather issues may be a small drag on immediate earnings, but as prices soften in response to reduced guidance, we would look to add.

Moving the energy supply needle

The unfortunate quake in Japan renewed criticism of the nuclear industry just as it was getting a new construction renaissance. There is no alternative energy fuel that moves the supply needle as much as nuclear, so we do not expect the accident to stop expansion in energy-short regions such as China and India. However, we do expect some older equipment to be retired sooner and some expansion plans to be delayed. Fortunately, we had eliminated the Fund's nuclear exposure before the accident because valuations were getting stretched. We opportunistically added a small 0.5 percent but we await a deeper discount to offset a lack of near-term positive catalysts before we embrace nuclear more fully. We did add to the Fund's stake in Mitsubishi on the Japanese sell-off because the shares traded down to what we viewed as dirt-cheap levels. The shares rebounded faster than we expected so our accumulation plan was cut short. Another winner from a reconsideration of nuclear was Gazprom, a company that we believe is undervalued and that we have patiently held in the Fund's portfolio. The company offers lots of low-cost production ideally located to supply a Europe that may want to embrace more natural gas and a China that needs a lot more.

If not coal for environmental issues, and not nuclear for radiation concerns, then the world will revisit wind, solar and natural gas. Wind and solar have been growing well and should continue to grow for the next decade. The problem is that so has supply, and government subsidy rates are also coming down, which squeezes margins. The trick has been to find the niches and low-cost suppliers within these channels that will be able to capture rewards from this growth. Chinese and Korean polysilicon producers held in the Fund appear well situated and their shares advanced smartly this quarter. The shares of electric car battery leader LG Chemical show similar strength.

The future of natural gas, wood

Over the last decade, almost every commodity has been repriced by emerging market demand bumping up against supply constraints. Natural gas in America stands out as a major investible sector where this is not the case — at least in our view, not yet. Two reasons for this: we believe that new horizontal technology will indeed liberate much more reserves from the rocks below and depress prices, and the infrastructure is not yet in place to arbitrage away the gap between oil and natural gas. We believe horizontal drilling and multi-stage fracturing will play a vital role in America's energy future, but we also are of the view that investment in infrastructure and demand growth could absorb, or transport away the extra production. This should become more visible over the two- to five-year horizon. Until then, we believe that only the most efficient low-cost producers or those that fortuitously hedged at higher prices might be able to generate attractive returns.

One top position is Cabot, which is a stock we will probably also want to hold for years to come, based on the company's forecast 50 percent to near 100 percent return on capital it can generate on its highly prospective acreage. A natural gas price recovery would be additional optionality that comes for free. A similar positive catalyst is developing for Petrohawk. This company has much of the best natural gas acreage in the Haynesville play, but the liquids productivity from wells in its Blackhawk region is proving out a production type-curve that appears to have terrific economics. Here again is an example of a company that we believe could have wealth creation and reinvestment opportunities as far as the eye can see, as long as the type-curves hold up and energy prices do not fall out of bed. We could cite other examples in liquids regions like the Bakken Williston Basin. It is hard to get bearish and hold onto cash when we see such promising prospects.

Another company we added to during the quarter is Sino-Forest. This is a company we first sponsored approximately 15 years ago to buy native forests for conversion to plantation forests in China and we have traded around our core holdings since. China's demand for wood fiber, both for paper products and for wood products such as furniture, reflects the country's sustained growth. This company is the largest private solution but has had to mature its business model from cutting down forests once and then waiting years for replanted trees to grow, to having a rolling repeatable harvest schedule. This is becoming more visible and we believe this will support double digit growth for many years. Sino-Forest is another example of a solid company quietly delivering value creation for an extended period of time independent of the macro headlines.

Pedal to the metals

We continue to offer a voice of persistent but moderated bullishness when it comes to precious metals. Models that correlate gold with the stock of money being printed and the buying power of emerging markets send a solid message that still higher prices appear to be likely. The U.S. remains the functional reserve currency, but the U.S. also has major hurdles to overcome. We believe no central banker really wants a strong currency that risks local jobs. A NASDAQ-like blow off at some point before the multi-decade uptrend is arrested remains possible. For want of a better metric, we model out a rising gold price with a current midpoint of $1,350, a normal trading range plus-or-minus $100 and an outside range plus-or-minus $250. This suggests $1,600 is possible this year before we start agonizing whether the blow off or pull back scenario is more likely. Despite our favorable view, we still repeat the merits of a bigger commitment to broader resources sectors rather than a smaller exposure only to precious metals. A number of small to intermediate gold and silver stocks became market darlings during the second half of last year, but have been laggards this year. We took advantage of lethargy in precious metals to add selectively and build a decent position in Newcrest, an Australian mining firm sharing the very prospective Wafi-Golpu project in Papua New Guinea.

Range bound markets are frustrating — the bulls do not get quite the satisfactory high price to sell positions and the bears do not get the clean washout lows to re-enter. Just as it feels like the markets are preparing to break out to the upside, something spoils the party, and just as it feels like a more significant washout is under way, markets find a positive earnings report to rally around. It is our view that the proliferation and recent popularity of ETF's reflects an increased willingness for higher frequency trading and a preoccupation with risk-on/risk-off. While we will engage in some of this for the Fund, we find it more compelling and prospective to focus on good old-fashioned alpha-seeking stock picking. We think the recent relative performance of the Fund hints that this approach is bearing fruit. The macro readings could well get a tad murky over the next quarter or two. It is the success of individual companies and their sheer cash generation that could inspire and may light the path during this phase of the long-term opportunity in resources.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations. Investing in physical commodities, such as gold, exposes the Fund to other risk considerations such as potentially severe price fluctuations over short periods of time. The Fund may use short-selling or derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Natural Resources Fund.

Ivy Global Natural Resources Fund

ALL DATA IS AS OF MARCH 31, 2011 (UNAUDITED)

Asset Allocation

Stocks	**90.3%**
Energy	42.0%
Materials	36.8%
Information Technology	4.5%
Industrials	3.7%
Utilities	2.1%
Consumer Staples	0.9%
Financials	0.3%
Options	**7.8%**
Bonds	**0.1%**
Corporate Debt Securities	0.1%
Cash and Cash Equivalents	**1.8%**

Country Weightings

North America	**47.1%**
United States	32.8%
Canada	14.3%
Pacific Basin	**19.9%**
China	8.9%
Other Pacific Basin	11.0%
Europe	**16.8%**
United Kingdom	9.6%
Russia	6.7%
Other Europe	0.5%
South America	**5.1%**
Brazil	4.9%
Other South America	0.2%
Other	**0.8%**
Bahamas/Caribbean	**0.7%**
Cash and Cash Equivalents and Options	**9.6%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	54/134	40
3 Year	67/92	73
5 Year	37/57	64
10 Year	14/32	43

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Xstrata plc	United Kingdom	Materials	Diversified Metals & Mining
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Sino-Forest Corporation, Class A	China	Materials	Forest Products
First Quantum Minerals Ltd.	Canada	Materials	Diversified Metals & Mining
Cabot Oil & Gas Corporation	United States	Energy	Oil & Gas Exploration & Production
Petrohawk Energy Corporation	United States	Energy	Oil & Gas Exploration & Production
Alpha Natural Resources, Inc.	United States	Energy	Coal & Consumable Fuels
Open Joint Stock Company Gazprom, ADR	Russia	Energy	Integrated Oil & Gas
Mitsubishi Corporation	Japan	Industrials	Trading Companies & Distributors
Canadian Natural Resources Limited	Canada	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	Value
Ivy Global Natural Resources Fund, Class A Shares(1)	$37,846
Morgan Stanley Commodity Related Index	$43,003
MSCI Blended Index(2)	$38,859
Lipper Global Natural Resources Fund Universe Average	$40,313

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Blended index is represented by 55% of the MSCI AC World IMI Energy Index and 45% of the MSCI AC World IMI Materials Index.

Average Annual Total Return(3)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-11	22.63%	25.10%	29.23%	22.84%	30.64%	29.94%	30.39%
5-year period ended 3-31-11	5.38%	5.66%	5.90%	—	—	6.45%	6.85%
10-year period ended 3-31-11	15.41%	15.14%	15.21%	—	—	—	—
Since inception of Class(4) through 3-31-11	—	—	—	2.63%	4.77%	9.04%	17.97%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

(4)4-2-07 for Class E and Class I shares, 12-29-05 for Class R shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Global Natural Resources Fund *(in thousands)* MARCH 31, 2011

COMMON STOCKS	Shares	Value
Australia – 1.7%		
Newcrest Mining Limited	2,500	$ 102,970
PanAust Limited (A)	17,500	14,209
		117,179
Bermuda – 0.3%		
Petra Diamonds Limited (A)	250	638
Petra Diamonds Limited (A)(B)	7,750	19,768
		20,406
Brazil – 4.5%		
Companhia de Saneamento de Minas Gerais	1,500	25,174
Companhia Energetica de Minas Gerais – CEMIG, ADR	2,000	38,540
Petroleo Brasileiro S.A. – Petrobras, ADR	3,000	121,290
Suzano Bahia Sul Papel E Celulose S.A.	11,188	104,498
Tractebel Energia S.A.	1,500	25,275
		314,777
Canada – 14.3%		
Advantage Oil & Gas Ltd. (A)	3,171	28,451
Agrium Inc.	900	83,034
Athabasca Oil Sands Corp. (A)	3,250	56,452
Barrick Gold Corporation	700	36,337
Cameco Corporation	250	7,519
Canadian Natural Resources Limited	3,000	148,344
First Quantum Minerals Ltd.	1,800	232,858
Goldcorp Inc.	600	29,880
IAMGOLD Corporation	1,750	38,574
Lake Shore Gold Corp. (A)	12,000	50,624
MEG Energy Corp. (A)	128	6,492
Neo Material Technologies Inc. (A)	1,750	16,841
Niko Resources Ltd.	300	28,778
Potash Corporation of Saskatchewan Inc.	1,425	83,975
Progress Energy Resources Corp.	1,092	15,728
Southern Pacific Resource Corp. (A)	4,000	6,973
Suncor Energy Inc.	1,500	67,272
Teck Cominco Limited	1,000	53,007
Uranium One Inc.	5,000	19,598
		1,010,737
Cayman Islands – 0.4%		
Eurasia Drilling Company Limited, GDR	200	6,800
JinkoSolar Holding Co., Ltd., ADR (A)	600	16,200
Vinda International Holdings Limited	6,000	5,909
		28,909
Chile – 0.2%		
Sociedad Quimica y Minera de Chile S.A., ADR	200	11,052
China – 8.9%		
China High Speed Transmission Equipment Group Co., Ltd.	12,000	19,222
GCL-Poly Energy Holdings Limited	150,000	92,177
Hidili Industry International Development Limited, ADR	15,000	13,248
Sino-Forest Corporation, Class A (A)	10,921	284,983
Trina Solar Limited, ADR (A)(C)	4,250	128,010
Yingli Green Energy Holding Company Limited, ADR (A)	6,500	83,850
		621,490
Cyprus – 0.1%		
Buried Hill Energy (Cyprus) Public Company Limited (A)(D)	3,630	7,260

COMMON STOCKS (Continued)	Shares	Value
Hong Kong – 0.5%		
China Longyuan Power Group Corporation Limited, H Shares (A)	17,500	$ 18,808
China Vanadium Titano-Magnetite Mining Company Limited, H Shares (A)	15,000	6,460
Guangdong Investment Limited	22,000	11,115
		36,383
India – 1.9%		
Adani Enterprises Limited	1,500	22,420
Coal India Limited	2,000	15,540
Infrastructure Development Finance Company Limited	7,000	24,267
Shree Renuka Sugars Limited	9,000	14,046
Sterlite Industries (India) Limited	15,000	58,427
		134,700
Indonesia – 1.0%		
PT Adaro Energy Tbk	125,000	31,582
PT Bumi Resources Tbk	100,000	38,473
		70,055
Israel – 0.8%		
Israel Chemicals Ltd.	3,500	57,625
Japan – 2.2%		
Mitsubishi Corporation	5,500	152,675
Kazakhstan – 0.1%		
Joint Stock Company KazMunaiGas Exploration Production, GDR	250	5,625
Netherlands – 0.3%		
Chicago Bridge & Iron Company N.V., NY Shares	600	24,396
Norway – 0.0%		
DNO International ASA (A)	2,000	3,262
Russia – 6.7%		
Mechel OAO, ADR	1,050	11,456
Mechel Steel Group OAO, ADR	4,500	138,555
OAO LUKOIL, ADR	2,000	142,780
Open Joint Stock Company "RusHydro", ADR (A)	2,500	12,725
Open Joint Stock Company Gazprom, ADR	5,000	161,850
		467,366
Singapore – 0.5%		
Golden Agri-Resources Ltd.	25,000	13,685
Indofood Agri Resources Ltd. (A)	12,000	21,230
		34,915
South Korea – 2.5%		
LG Chem, Ltd.	250	104,836
OCI Company Ltd.	150	67,551
		172,387
Thailand – 0.7%		
Banpu Public Company Limited	2,000	50,388
United Kingdom – 9.6%		
Antofagasta plc	1,000	21,833
Bowleven plc (A)	500	3,066
Chariot Oil & Gas Limited (A)	2,800	11,286
ENSCO International Incorporated	1,000	57,840
Hochschild Mining plc, ADR	700	7,237
Randgold Resources Limited, ADR (A)	750	61,155

COMMON STOCKS (Continued)	Shares	Value
United Kingdom (Continued)		
Rio Tinto plc	1,750	$ 122,935
Xstrata plc	16,500	385,659
		671,011
United States – 32.6%		
Alpha Natural Resources, Inc. (A)	3,000	178,109
Arch Coal, Inc.	1,250	45,050
Baker Hughes Incorporated	800	58,744
Cabot Oil & Gas Corporation	3,500	185,394
Cameron International Corporation (A)	2,250	128,475
Celanese Corporation, Series A	2,500	110,925
Chart Industries, Inc. (A)	450	24,768
Cliffs Natural Resources Inc.	1,000	98,280
Complete Production Services, Inc. (A)	1,000	31,810
CONSOL Energy Inc.	1,500	80,445
El Paso Corporation	7,750	139,500
Energy XXI (Bermuda) Limited (A)	150	5,115
Equitable Resources, Inc.	200	9,980
GrafTech International Ltd. (A)	750	15,473
Halliburton Company (E)	7,250	361,339
International Coal Group, Inc. (A)	1,250	14,125
International Paper Company	2,500	75,450
Kodiak Oil & Gas Corp. (A)	3,000	20,100
Occidental Petroleum Corporation (E)	1,250	130,613
Petrohawk Energy Corporation (A)	7,500	184,050
Plains Exploration and Production Company (A)	4,000	144,920
Schlumberger Limited (E)	1,150	107,249
Solutia Inc. (A)	500	12,700
Tidewater Inc.	650	38,903
Walter Industries, Inc.	175	23,700
Williams Companies, Inc. (The)	1,991	62,089
Zhongpin Inc. (A)	500	7,590
		2,294,896
TOTAL COMMON STOCKS – 89.8%		$6,307,494

(Cost: $4,415,736)

PREFERRED STOCKS		
Brazil – 0.3%		
Bradespar S.A.	750	19,657
United States – 0.2%		
Konarka Technologies, Inc., 8.0% Cumulative (A)(D)	3,500	12,565
TOTAL PREFERRED STOCKS – 0.5%		$ 32,222

(Cost: $16,826)

CALL OPTIONS	Number of Contracts	
Baker Hughes Incorporated, Jan $35.00, Expires 1–23–12	10	38,775
Barrick Gold Corporation, Jan $35.00, Expires 1–23–12	50	86,625
Canadian Natural Resources Ltd, Jan $30.00, Expires 1–23–12	20	39,800
El Paso Corporation, Jan $7.50, Expires 1–23–12	50	53,250
International Paper Company, Jan $17.50, Expires 1–23–12	50	64,000

CALL OPTIONS (Continued)	Number of Contracts	Value
Occidental Petroleum Corporation:		
Jan $60.00, Expires 1–23–12	16	$ 72,480
Jan $70.00, Expires 1–23–12	4	14,370
Rio Tinto plc, ADR, Jan $50.00, Expires 1–23–12	12	27,420
Suncor Energy Inc., Jan $25.00, Expires 1–23–12	35	70,700
Williams Companies, Inc. (The):		
Aug $20.00, Expires 8–22–11	10	11,325
Jan $17.50, Expires 1–23–12	50	69,125
TOTAL CALL OPTIONS – 7.8%		$547,870

(Cost: $400,291)

CORPORATE DEBT SECURITIES – 0.1%	Principal	
Brazil		
Bahia Sul Celulose S.A., 8.614%, 12–1–12 (B)(F)(G)	BRL10,692	$ 5,773

(Cost: $4,895)

SHORT–TERM SECURITIES

Commercial Paper (H) – 0.6%		
Air Products and Chemicals, Inc., 0.150%, 4–5–11	$15,000	15,000
Bank of Nova Scotia, 0.190%, 4–18–11	7,000	6,999
Ecolab Inc., 0.140%, 4–8–11	10,000	10,000
Prudential Funding LLC, 0.000%, 4–1–11	8,680	8,680
		40,679

Commercial Paper (backed by irrevocable letter of credit) (H) – 0.4%		
John Deere Credit Limited (John Deere Capital Corporation), 0.180%, 5–2–11	18,000	17,997
Procter & Gamble International Funding S.C.A. (Procter & Gamble Company (The)), 0.120%, 4–5–11	10,000	10,000
		27,997

Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (I)	3,186	3,186

Municipal Obligations – Taxable – 0.2%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/ Phase I), Ser 2005 I, 0.250%, 4–15–11 (I)	8,285	8,285
IL Fin Auth (Loyola Univ of Chicago Fin Prog), Commercial Paper Rev Notes (JPMorgan Chase Bank, N.A.), 0.260%, 4–5–11	3,000	3,000
		11,285
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 83,147

(Cost: $83,147)

	Value
TOTAL INVESTMENT SECURITIES – 99.4%	$6,976,506
(Cost: $4,920,895)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6%	42,694
NET ASSETS – 100.0%	$7,019,200

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Royal Bank of Canada	21,500	4–8–11	$ —	$ 429
Sell	Brazilian Real	Bank of New York Mellon (The)	15,300	4–15–11	—	355
Sell	Brazilian Real	Toronto–Dominion Bank (The)	15,500	4–29–11	—	202
Sell	Brazilian Real	Toronto–Dominion Bank (The)	15,600	5–13–11	—	332
Sell	Brazilian Real	Toronto–Dominion Bank (The)	37,000	6–10–11	—	570
Sell	Brazilian Real	Toronto-Dominion Bank (The)	15,500	6–17–11	—	267
Sell	Brazilian Real	Royal Bank of Canada	21,500	7–15–11	—	197
Sell	British Pound	State Street Global Markets	46,800	4–15–11	19	—
Sell	British Pound	Royal Bank of Canada	102,000	5–13–11	—	1,724
Sell	British Pound	Toronto–Dominion Bank (The)	39,000	5–20–11	—	49
Sell	British Pound	Bank of New York Mellon (The)	60,200	6–10–11	1,712	—
Sell	British Pound	Bank of New York Mellon (The)	36,700	6–17–11	554	—
Sell	British Pound	Bank of New York Mellon (The)	21,700	6–24–11	24	—
Sell	British Pound	Canadian Imperial Bank of Commerce	32,700	7–15–11	—	19
Sell	Canadian Dollar	Bank of New York Mellon (The)	100,900	4–15–11	—	2,341
Sell	Canadian Dollar	Toronto–Dominion Bank (The)	135,700	5–13–11	—	3,194
Sell	Canadian Dollar	Bank of New York Mellon (The)	70,000	5–20–11	—	482
Sell	Canadian Dollar	State Street Global Markets	46,200	6–10–11	—	226
Sell	Canadian Dollar	Bank of New York Mellon (The)	88,400	6–17–11	—	1,412
Sell	Canadian Dollar	Canadian Imperial Bank of Commerce	71,000	6–24–11	—	635
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	2,750,000	4–6–11	808	—
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	1,100,000	4–13–11	8	—
Sell	Japanese Yen	Bank of New York Mellon (The)	1,530,000	4–13–11	245	—
Sell	Japanese Yen	Bank of New York Mellon (The)	2,350,000	5–11–11	220	—
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	2,800,000	6–8–11	842	—
Sell	Japanese Yen	State Street Global Markets	615,000	6–15–11	404	—
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	785,000	7–13–11	264	—
					$5,100	$12,434

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $25,541 or 0.4% of net assets.

(C) Deemed to be an affiliate due to the Fund having at least 5% of the voting securities.

(D) Restricted securities. At March 31, 2011, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Buried Hill Energy (Cyprus) Public Company Limited	5–1–07 to 4–17–08	3,630	$ 6,183	$ 7,260
Konarka Technologies, Inc., 8.0% Cumulative	8–31–07	3,500	10,850	12,565
			$17,033	$19,825

The total value of these securities represented 0.3% of net assets at March 31, 2011.

(E) Securities serve as collateral for the following open futures contracts at March 31, 2011:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
S&P/Toronto Stock Exchange 60 Index	Short	6–16–11	3	$(416,349)	$(13,342)
S&P 500 E–mini	Short	6–17–11	2	(132,100)	(1,373)
				$(548,449)	$(14,715)

(F) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real).

(G) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011.

(H) Rate shown is the yield to maturity at March 31, 2011.

(I) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$2,961,401	$ —	$ 7,260
Other Sectors	3,338,833	—	—
Total Common Stocks	$6,300,234	$ —	$ 7,260
Preferred Stocks	19,657	—	12,565
Call Options	547,870	—	—
Corporate Debt Securities	—	—	5,773
Short-Term Securities	—	83,147	—
Total	$6,867,761	$83,147	$25,598
Forward Foreign Currency Contracts	$ —	$ 5,100	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$12,434	$ —
Futures Contracts	14,715	—	—

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Corporate Debt Securities
Beginning Balance 4–1–10	$7,260	$12,565	$ 8,428
Net realized gain (loss)	—	—	464
Net unrealized appreciation (depreciation)	—	—	(1,133)
Purchases	—	—	—
Sales	—	—	(1,986)
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 3–31–11	$7,260	$12,565	$ 5,773
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–11	$ —	$ —	$(1,133)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts

Market Sector Diversification

(as a % of net assets)	
Energy	42.0%
Materials	36.9%
Information Technology	4.5%
Industrials	3.7%
Utilities	2.1%
Consumer Staples	0.9%
Financials	0.3%
Other+	9.6%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Real Estate Securities Fund

 

Joseph R. Betlej   Lowell R. Bolken

Ivy Real Estate Securities Fund is subadvised by Advantus Capital Management, Inc.

Below, Joseph R. Betlej, CFA, and Lowell R. Bolken, portfolio managers of the Ivy Real Estate Securities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Betlej has managed the Fund since its inception and has 26 years of industry experience. Mr. Bolken has managed the Fund for five years and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Real Estate Securities Fund (Class A shares at net asset value)	23.00%
Benchmark(s) and/or Lipper Category	
Wilshire Real Estate Securities Index (generally reflects the performance of securities representing the commercial real estate market)	24.86%
Lipper Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	23.44%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A surprisingly strong year

Equity markets faced a number of challenges in the past year, stemming from many global events that potentially challenged growth expectations. Early in the fiscal year, investor concerns were rampant regarding sovereign debt, the European debt crisis, and domestic government spending cuts and tax increases. Later in the year, we observed that Middle East unrest, the Japanese earthquake and tsunami, and oil and other commodity price hikes made investors nervous.

Yet real estate securities, along with the broader equity markets, generally responded with strong performance. The "fear factors" mentioned above appeared to be a factor in the introduction of the quantitative easing policy from the Federal Reserve, in addition to previous stimulus, which allowed the markets and the economy to regain confidence. The response was a continued trend of corporate earnings rebounding, spurred in part by a lower cost of capital available to borrowers. Overall improvement in economic activity resulted in stabilization and some improvement in real estate markets. Leading indicators of jobs improved, followed by actual job creation, as employers appeared to be more confident in future prospects. Early cycle real estate sectors, such as apartments and hotels, saw significant occupancy and rent improvement in the past year. Later cycle property types, such as suburban offices, did not fare as well, and renewal rents continued their downward trend.

Capital availability returned with significance to the real estate sector in the past year. The chill of the debt markets melted away as many more lenders re-entered the market, allowing for lower rates and higher loan proceeds. The commercial mortgage-backed securities market was reborn during the year, providing a significant financing source outside of banks and life insurance companies for the sector. The lower cost of capital was not limited to the debt side, as expected returns to equity investment in commercial real estate declined significantly in the past year. The result was a sizeable increase in pricing of quality commercial real estate, and of the Real Estate Investment Trusts (REITs) that invest in that segment.

Many REITs used the increased availability of capital to restructure their balance sheets and lower the cost of borrowing. The more enlightened REITs also used the market uncertainty to buy assets at historically low prices, using their cost of capital advantage as compared to private market competitors. In addition, merger and acquisition activity picked up, as earnings multiple disparities provided opportunity for accretive acquisitions that were supplemented by cost savings efficiencies and improved cost of capital in the merged entities.

Dividend growth continues at a healthy pace in the REIT sector. Growth in taxable income is pressuring companies to increase the payout of their dividend. A number of companies reinstated or increased their dividends during the past year. In recent meetings and earnings discussions, many REITs indicated that they expect to continue the growth of their dividend in the coming year.

Not quite enough of a good thing

Performance this past fiscal year extended the previous twelve months' positive performance for commercial real estate stocks. On the heels of the dramatic rebound during the prior year, we became concerned with valuations of some sectors, particularly multifamily and health care. Accordingly, the Fund de-emphasized these sectors relative to the benchmark. Multifamily continued its outperformance, which contributed to the Fund's relative underperformance. Conversely, health care REITs trailed off in the latter part of the 12-month period, benefiting relative performance due to the Fund's underweight position. Fund performance was also aided by non-benchmark holdings of real estate brokerage companies whose earnings were rising with the fundamental improvement and values of commercial real estate. Weaker performers were the suburban office and industrial companies, which continue to react negatively to weak demand. Data warehouse companies stumbled after recent strong performance, as an industry tenant warned of weaker growth prospects.

Sources of absolute strength, weakness

Lower cost of capital, both debt and equity, played an important role in the real estate securities market's performance. Competition among lenders for commercial real estate, the tightening of spreads in the REIT unsecured bond market, the re-emergence of commercial mortgage-backed securities (CMBS) origination, and low absolute interest rate levels all contributed to lower debt costs for REITs. Fund flows into REIT funds, perhaps being attracted to higher yielding alternatives, also benefited REIT stocks. Finally, the positive trend of underlying fundamentals contributed to investors' confidence in overall performance. Best performing benchmark sectors for the fiscal year were the apartment and regional mall property types. The apartment sector performed well, as it benefited from the improved job outlook and increased demand as compared to home ownership. In addition, apartments were the best early cyclical investment in the sector. Regional malls benefited from the improving retail sales in the past year.

It was an outstanding fiscal year from an absolute standpoint. Real estate stocks easily outperformed the broader equity market in the past 12 months, and returns of publicly held REITs generally outpaced those available in the far less-liquid private real estate market.

Early in the year, our strategy was to invest in those companies whose current earnings were well below their "normalized" levels, essentially stepping ahead of the early cyclical play. Since the earnings recovery was still in its early stages, we focused on companies who had tenant demand, regardless of the strength of the economy. Data center REITs fit this categorization well, as companies had demand for this space to make their operations more efficient. As the year continued, we began to be more confident in sustained growth in the overall economy, allowing a broader focus on investable sectors. We focused in particular on companies that began to benefit from the increased availability of debt — either to clean up their balance sheets or to be an aggressive buyer of property in the depressed pricing environment. Following a solid increase in REIT prices, our current strategy is to find investment opportunities with prices reflecting the economic pace, and particularly job growth, in their respective markets.

A look ahead

As indicated by management comments that accompanied recently announced fourth quarter of 2010 earnings, fundamentals appear to be grinding slowly into positive territory for REITs, with strength exhibited in hotels, apartments, and selected office markets. New supply remains virtually non-existent in most property types, allowing any incremental new demand to absorb market vacancies. It is our view that the

CMBS market seems to be ramping up to be a significant player in the commercial real estate finance space, after being left for dead just a few years back. We have observed that a better pricing environment for commercial real estate is encouraging more properties to be marketed for sale. We believe this favors REITs, which have low cost of capital.

Yet, we believe domestic monetary policy will eventually result in rising interest rates. This threat, in conjunction with higher fuel costs, could limit gross domestic product (GDP), which could put pressure on job growth, and in turn, the real estate markets. While we project that REITs remain attractive as investors seek hard assets in inflationary environments, a weaker economy could be devastating. We continue to look for above average growth and dividend opportunities for the Fund that should mitigate some of the rising rate risk.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Real Estate Securities Fund.

Ivy Real Estate Securities Fund

Asset Allocation

Stocks	**96.3%**
Financials	92.5%
Consumer Discretionary	2.3%
Telecommunication Services	1.5%
Cash and Cash Equivalents	**3.7%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	148/228	65
3 Year	110/207	53
5 Year	117/173	68
10 Year	35/90	39

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Equity Residential	Financials	Residential REITs
HCP, Inc.	Financials	Specialized REITs
Boston Properties, Inc.	Financials	Office REITs
ProLogis	Financials	Industrial REITs
Macerich Company (The)	Financials	Retail REITs
Digital Realty Trust, Inc.	Financials	Office REITs
Vornado Realty Trust	Financials	Diversified REITs
Brookfield Properties Corporation	Financials	Real Estate Operating Companies
Host Hotels & Resorts, Inc.	Financials	Specialized REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Real Estate Securities Fund

(UNAUDITED)



Ivy Real Estate Securities Fund, Class A Shares[1]	$25,035
Wilshire Real Estate Securities Index	$26,499
Lipper Real Estate Funds Universe Average	$25,544

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-11	15.92%	17.51%	22.07%	16.04%	23.84%	23.17%	23.51%
5-year period ended 3-31-11	-0.83%	-1.03%	-0.47%	—	—	0.50%	0.81%
10-year period ended 3-31-11	10.54%	—	—	—	—	—	—
Since inception of Class[3] through 3-31-11	—	6.70%	7.07%	-5.36%	-3.10%	2.77%	8.35%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C and Class Y shares, 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Real Estate Securities Fund merged into the Ivy Real Estate Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Real Estate Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Real Estate Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Real Estate Securities Fund. If these expenses were reflected, performance shown would differ.

Ivy Real Estate Securities Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Diversified REITs – 5.8%		
American Assets Trust, Inc.	42	$ 898
Cousins Properties Incorporated	259	2,166
PS Business Parks, Inc.	52	2,990
Retail Opportunity Investments Corp.	158	1,726
Vornado Realty Trust	132	11,515
Washington Real Estate Investment Trust	167	5,186
		24,481
Hotels, Resorts & Cruise Lines – 2.3%		
Gaylord Entertainment Company (A)	148	5,126
Marriott International, Inc., Class A	81	2,886
Starwood Hotels & Resorts Worldwide, Inc.	33	1,924
		9,936
Industrial REITs – 6.4%		
AMB Property Corporation	60	2,165
DuPont Fabros Technology, Inc.	173	4,198
First Potomac Realty Trust	420	6,607
ProLogis	879	14,048
		27,018
Office REITs – 17.2%		
Alexandria Real Estate Equities, Inc.	113	8,779
BioMed Realty Trust, Inc.	435	8,274
Boston Properties, Inc.	167	15,839
Brandywine Realty Trust	233	2,830
Corporate Office Properties Trust	66	2,385
Digital Realty Trust, Inc.	212	12,349
Douglas Emmett, Inc.	218	4,086
Kilroy Realty Corporation	191	7,432
Mack-Cali Realty Corporation	61	2,068
SL Green Realty Corp.	118	8,904
		72,946
Real Estate Management & Development – 0.9%		
CB Richard Ellis Group, Inc., Class A (A)	147	3,930
Real Estate Operating Companies – 3.9%		
Brookfield Properties Corporation	626	11,093
Forest City Enterprises, Inc., Class A (A)	286	5,378
		16,471
Real Estate Services – 0.9%		
Jones Lang LaSalle Incorporated	40	4,010
Residential REITs – 18.3%		
American Campus Communities, Inc.	229	7,567
Associated Estates Realty Corporation	299	4,747
BRE Properties, Inc., Class A	129	6,100
Camden Property Trust	148	8,398
Campus Crest Communities, Inc.	48	571
Equity Lifestyle Properties, Inc.	84	4,866
Equity Residential	366	20,646
Essex Property Trust, Inc.	58	7,251
Home Properties, Inc.	109	6,437
Mid-America Apartment Communities, Inc.	98	6,313
UDR, Inc.	194	4,730
		77,626
Retail REITs – 22.1%		
Acadia Realty Trust	331	6,257
Agree Realty Corporation	126	2,833
CBL & Associates Properties, Inc.	270	4,707

COMMON STOCKS (Continued)	Shares	Value
Retail REITs (Continued)		
Developers Diversified Realty Corporation	449	$ 6,285
Equity One, Inc.	316	5,933
Federal Realty Investment Trust	34	2,773
General Growth Properties, Inc.	529	8,182
Kite Realty Group Trust	40	213
Macerich Company (The)	257	12,726
National Retail Properties, Inc.	37	972
Regency Centers Corporation	113	4,896
Simon Property Group, Inc.	316	33,915
Weingarten Realty Investors	154	3,857
		93,549
Specialized REITs – 16.6%		
Chesapeake Lodging Trust	121	2,105
DiamondRock Hospitality Company	627	7,001
HCP, Inc.	498	18,884
Health Care REIT, Inc.	180	9,423
Hersha Hospitality Trust	443	2,631
Host Hotels & Resorts, Inc.	613	10,790
LaSalle Hotel Properties	127	3,421
Nationwide Health Properties, Inc.	116	4,946
Pebblebrook Hotel Trust	148	3,287
Public Storage, Inc.	33	3,682
Sovran Self Storage, Inc.	68	2,697
Sunstone Hotel Investors, Inc. (A)	107	1,085
U-Store-It Trust	34	362
		70,314
Wireless Telecommunication Service – 1.5%		
American Tower Corporation, Class A (A)	66	3,426
Crown Castle International Corp. (A)	70	2,974
		6,400
TOTAL COMMON STOCKS – 95.9%		$406,681

(Cost: $300,245)

PREFERRED STOCKS – 0.4%		
Diversified REITs		
CapLease, Inc., 8.125% Series A Cumulative	66	$ 1,638

(Cost: $1,512)

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 2.2%		
Harley-Davidson Funding Corp., 0.000%, 4–1–11	$3,280	3,280
Kellogg Co., 0.280%, 4–28–11	3,000	2,999
McCormick & Co. Inc., 0.000%, 4–1–11	3,000	3,000
		9,279
Master Note – 0.6%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (C)	2,404	2,404
TOTAL SHORT-TERM SECURITIES – 2.8%		$ 11,683

(Cost: $11,683)

	Value
TOTAL INVESTMENT SECURITIES – 99.1%	**$420,002**
(Cost: $313,440)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%	3,699
NET ASSETS – 100.0%	**$423,701**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2011.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$406,681	$ —	$ —
Preferred Stocks	1,638	—	—
Short-Term Securities	—	11,683	—
Total	$408,319	$11,683	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Science and Technology Fund



Zachary H. Shafran

Below, Zachary H. Shafran, portfolio manager of the Ivy Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund for 10 years and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Science and Technology Fund (Class A shares at net asset value)	21.09%
Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	14.70%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	23.94%

Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees.

Conservative posture, focus on biotech

Economic conditions improved steadily during the fiscal year ending March 31, 2011, although the markets weathered several events that had the potential to threaten recovery. The April 20, 2010, oil rig explosion and subsequent massive oil spill in the Gulf of Mexico, which generated ominous headlines on a daily basis and sent a ripple through global markets, ultimately weighed on investor confidence. But economic recovery gained momentum in the second quarter, and investors quickly rediscovered their appetite for risk. Stocks and bonds rallied, buoyed by numerous reports reflecting increasing strength and stability in the U.S. economy. Investor confidence was further bolstered by stabilization of global credit markets and stronger-than-expected first and second quarter corporate profits.

However, this burgeoning optimism abruptly changed course with the mid-year emergence of the European debt crisis and attendant fears of a double-dip recession. That scenario, along with a pause in U.S. economic growth, uncertainty surrounding health care and financial reform, and escalating concern about China's ability to slow the pace of its economy, drove a sharp global correction. Investors ultimately dodged riskier assets and demonstrated a flight to quality, ultimately driving U.S. bond yields to historical lows. Intensifying concerns about massive deficits in the world's developed economies further weighed on equities and fueled fear that the global economy could slip back into recession.

The tide seemed to turn in August, however, with slightly stronger economic data and optimism that mid-term elections may drive more investor-friendly changes in Washington. Stocks staged a third-quarter rally that restored some optimism, as did an announcement from the National Bureau of Economic Research that the "Great Recession," the longest-lasting since the Great Depression, officially ended in June 2009. During the quarter, the Federal Reserve declared the pace of U.S. economic growth unacceptable and reiterated its readiness to begin a second phase of quantitative easing. U.S. markets responded very favorably, with the major indexes posting impressive gains and Wall Street racking up its fourth-largest profit for the year. Stocks received an additional boost in December, when Congress and President Obama signed into law a politically divisive tax deal that extended the Bush-era tax cuts and provided additional reductions for both individuals and businesses.

As the Fund's fiscal year drew to a close during the first calendar quarter of 2011, the markets faced yet another challenge. On March 11, 2011, a 9.0-magnitude earthquake and tsunami struck the northern-Pacific coastline of Japan, resulting in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of radioactive contamination. Despite the severity of the crisis in Japan, global stock markets were fairly quick to recover, but the full impact on the global technology supply chain is yet to be determined. The U.S. economy continued on the path to recovery during the quarter, although home prices remain weak and improvements on the jobs front have been slow to materialize.

Strong absolute performance

Ivy Science and Technology Fund performed very well in absolute terms during the year ending March 31, 2011. Information technology shares, which represented approximately three quarters of investments during the period (slightly more than at the time of our last annual report), delivered the bulk of performance. During the first half of the period, the Fund's underweight exposure in this sector was an advantage, as the technology sector lagged the broader market due to concern about less-than-robust demand in the United States and Europe, where companies struggling through the recession were loath to spend on technology upgrades. That relative underweight position ultimately restrained relative performance when the technology sector was lifted by the strong performance of a handful of "momentum names" — firms involved with server virtualization, cloud computing and software as a service — that the Fund did not hold. Nonetheless, strong performance among technology holdings in the first quarter of 2011 was additive. One of the Fund's top contributors was Savvis, a company involved in cloud computing. After one of Savvis's competitors was purchased, there were speculation and rumors that Savvis could be the next acquisition target. Another top holding, Lawson Software, a software application and industry-specific solutions company, saw its share price rise substantially after Lawson became a take-over candidate. Another holding, Micron Technology, which is a manufacturer of memory chips used in a broad range of products, including personal computers, servers and smartphones, has enjoyed strong demand and rising profits, and its share price has risen accordingly.

Also adding to performance were selected health care firms — specifically biotechnology firms that are generating new therapies and approaches to treating disease. These firms and health care stocks in general were under pressure during much of 2010 as health care reform wound its way through Congress. The topic remains divisive, as Republicans consider a mandate to repeal the entire package, and concerns remain about the potential for a more difficult and complicated regulatory environment and higher taxes. Although the debate weighed on the sector, our stock selection was largely selective and holdings contributed significantly, making this group the third-largest contributor to performance at the sector level. A top performer in this arena was Vertex Pharmaceuticals. Vertex's performance soared after the company announced a breakthrough in its drug study of cystic fibrosis.

During the period, we shifted the Fund's energy exposure, adding some alternative energy firms. Previously we had shied away from the solar space due to concerns about funding and cost competition issues compared to traditional sources of energy. We began to think those concerns were overblown, and we identified and pursued several attractive opportunities. Solar installs in China and India have started to increase, and we are watching that closely. We added marginally to materials and consumer staples and beefed up exposure to information technology firms.

Seeking companies with staying power

Our strategy remains unchanged moving forward. We are adhering to our long-held approach to finding opportunities to benefit from improving economies in the developed world but also to take advantage of rising standards of living in emerging markets that are growing rapidly and where access to better health care is rising dramatically. We attempt to do this by applying a largely bottom-up, fundamentally driven research process with an overarching top-down perspective. We focus on sectors that we believe are best able to weather a difficult economic environment and on companies that appear to be attractively valued, stable and largely self sufficient when it comes to the need for capital.

As for our global outlook, we remain optimistic, despite sovereign debt concerns in pockets of Europe. We do have concerns about potential geopolitical disruptions — most specifically, the threat of terrorism in whatever form or forms it may materialize. We are carefully monitoring the supply chain out of Japan and remain optimistic that it will not become significantly problematic. We continue to believe the world of science and technology is full of opportunity, and we look forward to uncovering and capitalizing upon that opportunity for our investors.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Science and Technology Fund.

Ivy Science and Technology Fund

ALL DATA IS AS OF MARCH 31, 2011 (UNAUDITED)

Asset Allocation

Stocks	**93.4%**
Information Technology	72.5%
Health Care	11.2%
Industrials	4.6%
Consumer Staples	4.6%
Financials	0.5%
Options	**0.2%**
Bonds	**1.4%**
Corporate Debt Securities	1.4%
Cash and Cash Equivalents	**5.0%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	100/168	60
3 Year	70/157	45
5 Year	12/142	9
10 Year	4/108	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**80.1%**
United States	80.1%
Pacific Basin	**6.0%**
Europe	**4.9%**
Spain	4.1%
Other Europe	0.8%
Bahamas/Caribbean	**2.0%**
South America	**1.8%**
Cash and Cash Equivalents and Options	**5.2%**

Top 10 Equity Holdings

Company	Sector	Industry
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Apple Inc.	Information Technology	Computer Hardware
Aspen Technology, Inc.	Information Technology	Application Software
SAVVIS, Inc.	Information Technology	Internet Software & Services
Vertex Pharmaceuticals Incorporated	Health Care	Biotechnology
Micron Technology, Inc.	Information Technology	Semiconductors
ACI Worldwide, Inc.	Information Technology	Application Software
First Solar, Inc.	Information Technology	Semiconductors
Lawson Software, Inc.	Information Technology	Application Software
Telvent GIT, S.A.	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Science and Technology Fund

(UNAUDITED)



Ivy Science and Technology Fund, Class A Shares[1]	$22,283
S&P North American Technology Sector Index	$13,199
Lipper Science & Technology Funds Universe Average	$13,939

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-11	14.12%	15.98%	20.17%	14.07%	21.48%	20.83%	21.18%
5-year period ended 3-31-11	8.07%	8.11%	8.48%	—	—	9.17%	9.48%
10-year period ended 3-31-11	8.34%	7.83%	8.10%	—	—	—	9.21%
Since inception of Class[3] through 3-31-11	—	—	—	8.15%	10.89%	9.73%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.*

(3)*4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Science and Technology Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Agricultural Products – 4.6%		
Archer Daniels Midland Company	1,079	$ 38,869
Bunge Limited	417	30,162
		69,031
Application Software – 12.5%		
ACI Worldwide, Inc. (A)(B)	1,779	58,342
Aspen Technology, Inc. (A)(B)	5,053	75,742
Lawson Software, Inc. (A)	4,340	52,514
		186,598
Biotechnology – 5.1%		
Ironwood Pharmaceuticals, Inc., Class A (A)	740	10,360
Isis Pharmaceuticals, Inc. (A)	483	4,364
Vertex Pharmaceuticals Incorporated (A)	1,252	59,989
		74,713
Communications Equipment – 0.3%		
InterDigital, Inc.	83	3,946
Computer Hardware – 5.2%		
Apple Inc. (A)	224	77,913
Construction & Engineering – 0.5%		
Insituform Technologies, Inc., Class A (A)	272	7,281
Consumer Finance – 0.5%		
NetSpend Holdings, Inc. (A)	740	7,780
Data Processing & Outsourced Services – 12.2%		
Alliance Data Systems Corporation (A)	1,067	91,620
Euronet Worldwide, Inc. (A)	1,449	28,009
VeriFone Holdings, Inc. (A)	790	43,421
Visa Inc., Class A	201	14,783
WNS (Holdings) Limited, ADR (A)	521	5,495
		183,328
Diversified Support Services – 0.5%		
EnerNOC, Inc. (A)	387	7,397
Electronic Components – 3.1%		
Corning Incorporated	1,731	35,715
POWER-ONE, INC. (A)	1,192	10,428
		46,143
Electronic Equipment & Instruments – 2.1%		
Elster Group SE, ADR (A)	498	8,086
Itron, Inc. (A)	417	23,547
		31,633
Health Care Distributors – 0.1%		
Animal Health International, Inc. (A)	501	2,106
Health Care Facilities – 0.4%		
HCA Holdings, Inc. (A)	198	6,716
Health Care Services – 0.7%		
Fleury S.A. (C)	268	3,945
Fleury S.A. (C)(D)	422	6,197
		10,142
Health Care Technology – 2.2%		
Cerner Corporation (A)	299	33,204

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 3.6%		
ESCO Technologies Inc.	960	$ 36,621
Pentair, Inc.	478	18,079
		54,700
Internet Software & Services – 11.9%		
eBay Inc. (A)	953	29,590
Google Inc., Class A (A)	76	44,259
LoopNet, Inc. (A)	374	5,294
SAVVIS, Inc. (A)	1,631	60,494
SINA Corporation (A)	354	37,935
		177,572
IT Consulting & Other Services – 4.5%		
Acxiom Corporation (A)	1,105	15,851
iGate Corporation	235	4,405
Telvent GIT, S.A.	1,642	47,802
		68,058
Managed Health Care – 2.7%		
Amil Participacoes S.A. (C)	1,380	16,036
WellPoint, Inc.	339	23,658
		39,694
Semiconductor Equipment – 1.2%		
Photronics, Inc. (A)	1,979	17,755
Semiconductors – 18.5%		
Advanced Micro Devices, Inc. (A)	2,114	18,180
Cree, Inc. (A)	895	41,313
First Solar, Inc. (A)	342	55,039
Inotera Memories, Inc. (C)	2,070	1,056
Micron Technology, Inc. (A)	5,160	59,129
PMC-Sierra, Inc. (A)	1,918	14,388
Samsung Electronics Co., Ltd. (C)	52	44,181
Texas Instruments Incorporated	1,215	41,990
		275,276
Systems Software – 1.0%		
Oracle Corporation	341	11,386
Velti plc (A)	321	4,041
		15,427
TOTAL COMMON STOCKS – 93.4%		**$1,396,413**
(Cost: $1,041,410)		

CORPORATE DEBT SECURITIES	Principal	
Communications Equipment – 0.4%		
InterDigital, Inc., Convertible, 2.500%, 3-15-16 (D)	$ 5,100	5,483
IT Consulting & Other Services – 1.0%		
Telvent GIT, S.A., Convertible, 5.500%, 4-15-15 (D)	13,500	15,693
TOTAL CORPORATE DEBT SECURITIES – 1.4%		**$ 21,176**
(Cost: $19,172)		

PUT OPTIONS	Number of Contracts	
NASDAQ 100 Index, May $2,250.00, Expires 5-23-11	1	2,141

PUT OPTIONS (Continued)	Number of Contracts	Value
Russell 2000 Index, May $800.00, Expires 5-23-11	1	$ 1,535
TOTAL PUT OPTIONS – 0.2%		**$ 3,676**

(Cost: $5,599)

SHORT-TERM SECURITIES	Principal	
Commercial Paper (E) – 3.0%		
AT&T Inc., 0.260%, 4-18-11	$10,000	9,999
Bemis Company, Inc., 0.300%, 4-15-11	10,000	9,999
Corporacion Andina de Fomento:		
0.180%, 4-7-11	10,000	9,999
0.240%, 5-17-11	5,500	5,498
Ecolab Inc., 0.140%, 4-8-11	5,000	5,000
PacifiCorp, 0.000%, 4-1-11	4,247	4,247
		44,742
Commercial Paper (backed by irrevocable letter of credit) (E) – 1.3%		
Citigroup Funding Inc. (Citigroup Inc.):		
0.190%, 4-19-11	5,000	5,000
0.210%, 5-2-11	6,000	5,999
0.230%, 5-16-11	9,000	8,997
		19,996
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.127%, 4-1-11 (F)	1,216	1,216

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 1.1%		
IL Fin Auth (Loyola Univ of Chicago Fin Prog), Commercial Paper Rev Notes (JPMorgan Chase Bank, N.A.), 0.260%, 5-3-11	$5,000	$ 5,000
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.), 0.240%, 4-1-11 (F)	3,000	3,000
NY Hsng Fin Agy, Archstone Westbury Hsng Rev Bonds, Ser A (Bank of America, N.A.), 0.280%, 4-7-11 (F)	9,000	9,000
		17,000
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corporation (United States Government), 0.230%, 4-7-11 (F)	2,750	2,750
TOTAL SHORT-TERM SECURITIES – 5.7%		**$ 85,704**

(Cost: $85,704)

TOTAL INVESTMENT SECURITIES – 100.7%		**$1,506,969**

(Cost: $1,151,885)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7%)		**(10,196)**
NET ASSETS – 100.0%		**$1,496,773**

Notes to Schedule of Investments

The following written options were outstanding at March 31, 2011:

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
NASDAQ 100 Index	Morgan Stanley Smith Barney LLC	1	May 2011	$2,000.00	$ 642	$(422)
Russell 2000 Index	UBS Securities LLC	1	May 2011	720.00	695	(370)
					$1,337	$(792)

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C) Listed on an exchange outside the United States.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $27,373 or 1.8% of net assets.

(E) Rate shown is the yield to maturity at March 31, 2011.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

Ivy Science and Technology Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,396,413	$ —	$ —
Corporate Debt Securities	—	21,176	—
Put Options	3,676	—	—
Short-Term Securities	—	85,704	—
Total	$1,400,089	$106,880	$ —
Liabilities			
Written Options	$ 792	$ —	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)

United States	80.1%
Spain	4.1%
South Korea	3.0%
China	2.5%
Bermuda	2.0%
Brazil	1.8%
Other Countries	1.3%
Other+	5.2%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands, except per share amounts)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
ASSETS							
Investments in unaffiliated securities at market value+	$21,985,522	$452,750	$262,537	$151,751	$ 6,848,496	$420,002	$1,372,885
Investments in affiliated securities at market value+	2,227,069	—	—	—	128,010	—	134,084
Bullion at market value+	2,736,661	—	—	—	—	—	—
Investments at Market Value	**26,949,252**	**452,750**	**262,537**	**151,751**	**6,976,506**	**420,002**	**1,506,969**
Cash	2,816	13	2	23	48	131	1
Restricted cash+	100,994	4,032	—	—	—	—	—
Investment securities sold receivable	169,453	1,796	—	994	49,206	3,663	—
Dividends and interest receivable	23,858	204	673	45	6,999	1,077	473
Capital shares sold receivable	90,891	4,375	1,925	995	29,594	610	5,956
Receivable from affiliates	143	176	—	—*	215	4	15
Unrealized appreciation on forward foreign currency contracts	8,002	—	—	—	5,100	—	—
Variation margin receivable	—	—	—	—	544	—	—
Prepaid and other assets	290	93	36	32	112	46	48
Total Assets	**27,345,699**	**463,439**	**265,173**	**153,840**	**7,068,324**	**425,533**	**1,513,462**
LIABILITIES							
Investment securities purchased payable	394,607	2,852	1,203	3,009	19,273	1,056	11,960
Capital shares redeemed payable	42,534	461	3,706	183	14,702	514	3,420
Trustees and Chief Compliance Officer fees payable	636	1	20	2	507	63	75
Distribution and service fees payable	332	4	4	2	63	3	15
Shareholder servicing payable	5,013	77	48	39	1,714	157	335
Investment management fee payable	412	13	5	4	153	11	34
Accounting services fee payable	22	11	8	6	22	11	23
Unrealized depreciation on forward foreign currency contracts	28,938	—	—	—	12,434	—	—
Written options at market value+	—	—	—	—	—	—	792
Other liabilities	1,278	106	11	13	256	17	35
Total Liabilities	**473,772**	**3,525**	**5,005**	**3,258**	**49,124**	**1,832**	**16,689**
Total Net Assets	**$26,871,927**	**$459,914**	**$260,168**	**$150,582**	**$ 7,019,200**	**$423,701**	**$1,496,773**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$24,606,307	$424,722	$204,269	$112,630	$ 6,975,504	$392,886	$1,118,612
Undistributed (distributions in excess of) net investment income	169,856	(2,297)	107	29	(4,386)	(60)	(292)
Accumulated net realized gain (loss)	(4,910,507)	(987)	1,580	(15,370)	(1,985,510)	(75,687)	22,822
Net unrealized appreciation	7,006,271	38,476	54,212	53,293	2,033,592	106,562	355,631
Total Net Assets	**$26,871,927**	**$459,914**	**$260,168**	**$150,582**	**$ 7,019,200**	**$423,701**	**$1,496,773**
CAPITAL SHARES OUTSTANDING:							
Class A	357,374	19,470	5,949	6,694	127,866	12,700	16,176
Class B	27,400	539	599	374	9,162	403	982
Class C	358,985	6,835	3,611	1,711	51,057	611	7,101
Class E	1,726	10	7	10	371	59	169
Class I	272,464	8,580	970	638	71,097	250	4,866
Class R	2,673	53	N/A	N/A	3,761	55	1,008
Class Y	45,841	975	2,514	596	32,605	7,738	12,181
NET ASSET VALUE PER SHARE:							
Class A	$25.42	$12.63	$19.08	$15.11	$24.20	$19.42	$35.09
Class B	$24.53	$12.52	$18.99	$14.52	$21.65	$19.20	$31.58
Class C	$24.66	$12.53	$19.03	$14.62	$21.00	$19.27	$32.41
Class E	$25.48	$12.63	$19.06	$15.22	$24.45	$19.43	$35.04
Class I	$25.64	$12.65	$19.04	$15.31	$24.69	$19.52	$37.36
Class R	$25.28	$12.58	N/A	N/A	$24.00	$19.43	$34.93
Class Y	$25.46	$12.63	$19.08	$15.20	$24.50	$19.44	$36.54
+COST							
Investments in unaffiliated securities at cost	$16,827,223	$414,272	$208,325	$ 98,457	$ 4,817,072	$313,440	$1,064,385
Investments in affiliated securities at cost	1,099,189	—	—	—	103,823	—	87,500
Bullion at cost	1,996,357	—	—	—	—	—	—
Restricted cash at cost	100,992	4,007	—	—	—	—	—
Written options premiums received at cost	—	—	—	—	—	—	1,337

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 374,921	$ 910	$ 2,372	$ 1,030	$ 67,828	$ 7,062	$ 6,487
Dividends from affiliated securities	104,739	—	—	—	—	—	—
Foreign dividend withholding tax	(25,463)	(56)	(2)	(22)	(4,601)	(44)	(239)
Interest and amortization from unaffiliated securities	4,770	24	2,189	6	2,275	25	695
Foreign interest withholding tax	—	—	—	—	(81)	—	—
Total Investment Income	458,967	878	4,559	1,014	65,421	7,043	6,943
EXPENSES							
Investment management fee	130,770	1,677	1,371	855	45,518	3,234	10,206
Distribution and service fees:							
Class A	21,127	239	227	176	6,573	520	1,140
Class B	5,881	30	79	36	1,699	70	260
Class C	79,889	297	484	155	9,149	108	1,917
Class E	91	—*	—*	—*	16	2	12
Class R	223	3	N/A	N/A	310	3	119
Class Y	2,590	13	102	17	1,535	318	892
Shareholder servicing:							
Class A	11,235	194	205	238	7,059	1,118	1,105
Class B	1,093	6	21	15	584	70	97
Class C	10,185	41	62	34	1,904	59	458
Class E	193	—*	—*	—*	68	11	42
Class I	8,204	56	9	7	2,011	8	241
Class R	90	1	N/A	N/A	125	1	48
Class Y	1,648	9	62	12	981	192	555
Registration fees	693	161	96	106	246	122	168
Custodian fees	6,849	209	12	13	1,652	27	155
Trustees and Chief Compliance Officer fees	855	4	9	3	252	19	48
Accounting services fee	271	71	80	56	271	121	271
Professional fees	285	5	24	17	88	25	29
Other	2,220	12	22	28	745	48	133
Total Expenses	284,392	3,028	2,865	1,768	80,786	6,076	17,896
Less:							
Expenses in excess of limit	(420)	(276)	—	(42)	(505)	(7)	(30)
Total Net Expenses	283,972	2,752	2,865	1,726	80,281	6,069	17,866
Net Investment Income (Loss)	174,995	(1,874)	1,694	(712)	(14,860)	974	(10,923)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	1,166,508	505	7,466	910	633,384	34,502	42,644
Investments in affiliated securities	18,364	—	—	—	29,903	—	—
Futures contracts	(1,753,543)	(220)	—	—	(102,559)	—	—
Written options	57,881	—	—	—	—	—	1,446
Swap agreements	51,366	(10)	—	—	—	—	—
Forward foreign currency contracts	(369,376)	(170)	—	—	(64,577)	—	—
Foreign currency exchange transactions	(10,311)	(1,515)	—	—	(1,981)	—	(160)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	2,861,624	38,452[2]	20,611	34,238	1,201,337	39,780	157,626
Investments in affiliated securities	791,943	—	—	—	(77,079)	—	46,584
Futures contracts	62,224	—	—	—	(14,715)	—	—
Written options	16,125	—	—	—	—	—	545
Forward foreign currency contracts	(77,442)	—	—	—	(3,905)	—	—
Foreign currency exchange transactions	964	24	—	—	50	—	9
Net Realized and Unrealized Gain	2,816,327	37,066	28,077	35,148	1,599,858	74,282	248,694
Net Increase in Net Assets Resulting from Operations	$ 2,991,322	$35,192	$29,771	$34,436	$1,584,998	$75,256	$237,771

*Not shown due to rounding.
(1)For the period from May 3, 2010 (commencement of operations) through March 31, 2011.
(2)Net of India deferred taxes of $26.

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Asset Strategy Fund		Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11[1]	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS					
Operations:					
Net investment income (loss)	$ 174,995	$ 88,627	$ (1,874)	$ 1,694	$ 1,966
Net realized gain (loss) on investments	(839,111)	(252,005)	(1,410)	7,466	6,198
Net change in unrealized appreciation	3,655,438	3,047,545	38,476	20,611	34,153
Net Increase in Net Assets Resulting from Operations	2,991,322	2,884,167	35,192	29,771	42,317
Distributions to Shareholders From:					
Net investment income:					
Class A	(15,907)	(32,403)	—	(900)	(1,017)
Class B	—	—	—	(24)	(31)
Class C	—	—	—	(216)	(340)
Class E	(79)	(120)	—	(2)	(1)
Class I	(15,476)	(17,688)	—	(92)	(45)
Class R	(58)	(32)	—	N/A	N/A
Class Y	(2,211)	(4,250)	—	(437)	(520)
Net realized gains:					
Class A	—	—	—	—	—
Class B	—	—	—	—	—
Class C	—	—	—	—	—
Class E	—	—	—	—	—
Class I	—	—	—	—	—
Class R	—	—	—	N/A	N/A
Class Y	—	—	—	—	—
Total Distributions to Shareholders	(33,731)	(54,493)	—	(1,671)	(1,954)
Capital Share Transactions	1,810,655	7,681,502	424,722	60,588	(28,482)
Net Increase in Net Assets	4,768,246	10,511,176	459,914	88,688	11,881
Net Assets, Beginning of Period	22,103,681	11,592,505	—	171,480	159,599
Net Assets, End of Period	$26,871,927	$22,103,681	$459,914	$260,168	$171,480
Undistributed (distributions in excess of) net investment income	$ 169,856	$ 24,342	$ (2,297)	$ 107	$ 70

(1) For the period from May 3, 2010 (commencement of operations) through March 31, 2011.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Energy Fund		Ivy Global Natural Resources Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment loss	$ (712)	$ (399)	$ (14,860)	$ (31,861)
Net realized gain (loss) on investments	910	1,774	494,170	(221,783)
Net change in unrealized appreciation	34,238	22,262	1,105,688	2,324,591
Net Increase in Net Assets Resulting from Operations	34,436	23,637	1,584,998	2,070,947
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	N/A	N/A	—	—
Class Y	—	—	—	—
Advisor Class	N/A	N/A	—	—
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	N/A	N/A	—	—
Class Y	—	—	—	—
Advisor Class	N/A	N/A	—	—
Total Distributions to Shareholders	—	—	—	—
Capital Share Transactions	29,516	20,308	(372,568)	905,651
Net Increase in Net Assets	63,952	43,945	1,212,430	2,976,598
Net Assets, Beginning of Period	86,630	42,685	5,806,770	2,830,172
Net Assets, End of Period	$150,582	$86,630	$7,019,200	$5,806,770
Undistributed (distributions in excess of) net investment income	$ 29	$ 30	$ (4,386)	$ 992

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Real Estate Securities Fund		Ivy Science and Technology Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 974	$ 4,028	$ (10,923)	$ (3,243)
Net realized gain (loss) on investments	34,502	(42,687)	43,930	39,335
Net change in unrealized appreciation	39,780	190,748	204,764	235,688
Net Increase in Net Assets Resulting from Operations	75,256	152,089	237,771	271,780
Distributions to Shareholders From:				
Net investment income:				
Class A	(2,098)	(2,195)	—	—
Class B	(9)	(5)	—	—
Class C	(52)	(54)	—	—
Class E	(10)	(9)	—	—
Class I	(69)	(24)	—	—
Class R	(7)	(5)	—	—
Class Y	(1,665)	(1,873)	—	—
Net realized gains:				
Class A	—	—	(5,937)	(2,433)
Class B	—	—	(305)	—
Class C	—	—	(2,328)	(195)
Class E	—	—	(64)	(20)
Class I	—	—	(2,015)	(602)
Class R	—	—	(318)	(70)
Class Y	—	—	(4,652)	(2,014)
Total Distributions to Shareholders	(3,910)	(4,165)	(15,619)	(5,334)
Capital Share Transactions	43,596	(3,506)	134,061	296,034
Net Increase in Net Assets	114,942	144,418	356,213	562,480
Net Assets, Beginning of Period	308,759	164,341	1,140,560	578,080
Net Assets, End of Period	$423,701	$308,759	$1,496,773	$1,140,560
Undistributed (distributions in excess of) net investment income	$ (60)	$ 662	$ (292)	$ (177)

See Accompanying Notes to Financial Statements.

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IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2011	$22.42	$ 0.24[2]	$ 2.81	$ 3.05	$(0.05)	$ —	$ —	$(0.05)
Year ended 3-31-2010	18.69	0.16[2]	3.66	3.82	(0.09)	—	—	(0.09)
Year ended 3-31-2009	27.06	0.24[2]	(6.18)	(5.94)	(0.04)	(2.38)	(0.01)	(2.43)
Year ended 3-31-2008	20.65	0.21[2]	6.61	6.82	(0.21)	(0.20)	—	(0.41)
Year ended 3-31-2007	18.76	0.25[2]	1.81	2.06	(0.02)	(0.15)	—	(0.17)
Class B Shares								
Year ended 3-31-2011	21.77	0.04[2]	2.72	2.76	—	—	—	—
Year ended 3-31-2010	18.23	(0.01)[2]	3.55	3.54	—	—	—	—
Year ended 3-31-2009	26.57	0.05[2]	(6.05)	(6.00)	—	(2.33)	(0.01)	(2.34)
Year ended 3-31-2008	20.22	(0.02)[2]	6.50	6.48	—	(0.13)	—	(0.13)
Year ended 3-31-2007	18.50	0.08	1.79	1.87	—	(0.15)	—	(0.15)
Class C Shares								
Year ended 3-31-2011	21.87	0.05[2]	2.74	2.79	—	—	—	—
Year ended 3-31-2010	18.30	0.01[2]	3.56	3.57	—	—	—	—
Year ended 3-31-2009	26.64	0.06[2]	(6.05)	(5.99)	—	(2.34)	(0.01)	(2.35)
Year ended 3-31-2008	20.27	(0.01)[2]	6.53	6.52	—	(0.15)	—	(0.15)
Year ended 3-31-2007	18.54	0.07	1.81	1.88	—	(0.15)	—	(0.15)
Class E Shares								
Year ended 3-31-2011	22.47	0.22[2]	2.84	3.06	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.74	0.17[2]	3.66	3.83	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.05	0.24[2]	(6.19)	(5.95)	—	(2.35)	(0.01)	(2.36)
Year ended 3-31-2008[4]	20.69	0.05[2]	6.57	6.62	(0.11)	(0.15)	—	(0.26)
Class I Shares								
Year ended 3-31-2011	22.58	0.26[2]	2.86	3.12	(0.06)	—	—	(0.06)
Year ended 3-31-2010	18.81	0.17[2]	3.73	3.90	(0.13)	—	—	(0.13)
Year ended 3-31-2009	27.17	0.31[2]	(6.23)	(5.92)	(0.05)	(2.38)	(0.01)	(2.44)
Year ended 3-31-2008[4]	20.71	0.34[2]	6.56	6.90	(0.24)	(0.20)	—	(0.44)
Class R Shares								
Year ended 3-31-2011	22.35	0.13[2]	2.83	2.96	(0.03)	—	—	(0.03)
Year ended 3-31-2010	18.65	0.03[2]	3.72	3.75	(0.05)	—	—	(0.05)
Year ended 3-31-2009[7]	26.74	0.05	(5.73)	(5.68)	(0.02)	(2.38)	(0.01)	(2.41)
Class Y Shares								
Year ended 3-31-2011	22.46	0.23[2]	2.82	3.05	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.72	0.21[2]	3.63	3.84	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.08	0.24[2]	(6.18)	(5.94)	(0.03)	(2.38)	(0.01)	(2.42)
Year ended 3-31-2008	20.67	0.18[2]	6.62	6.80	(0.19)	(0.20)	—	(0.39)
Year ended 3-31-2007	18.78	0.26[2]	1.80	2.06	(0.02)	(0.15)	—	(0.17)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

(7) For the period from July 31, 2008 (commencement of operations of the class) through March 31, 2009.

(8) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$25.42	13.60%[3]	$9,083	0.99%	1.00%	—%	—%	94%
Year ended 3-31-2010	22.42	20.46[3]	8,765	1.05	0.79	—	—	96
Year ended 3-31-2009	18.69	-21.41[3]	4,787	1.03	1.05	—	—	279
Year ended 3-31-2008	27.06	33.19[3]	5,379	1.00	0.70	—	—	57
Year ended 3-31-2007	20.65	11.04[3]	1,118	1.13	1.28	—	—	123
Class B Shares								
Year ended 3-31-2011	24.53	12.68	672	1.80	0.17	—	—	94
Year ended 3-31-2010	21.77	19.42	550	1.88	-0.03	—	—	96
Year ended 3-31-2009	18.23	-22.04	330	1.87	0.22	—	—	279
Year ended 3-31-2008	26.57	32.07	330	1.83	-0.09	—	—	57
Year ended 3-31-2007	20.22	10.16	119	1.98	0.43	—	—	123
Class C Shares								
Year ended 3-31-2011	24.66	12.76	8,851	1.74	0.24	—	—	94
Year ended 3-31-2010	21.87	19.51	7,733	1.80	0.05	—	—	96
Year ended 3-31-2009	18.30	-21.96	4,644	1.80	0.29	—	—	279
Year ended 3-31-2008	26.64	32.18	4,854	1.77	-0.07	—	—	57
Year ended 3-31-2007	20.27	10.19	1,153	1.90	0.52	—	—	123
Class E Shares								
Year ended 3-31-2011	25.48	13.63[3]	44	1.00	0.95	1.39	0.56	94
Year ended 3-31-2010	22.47	20.45[3]	32	1.00	0.84	1.56	0.28	96
Year ended 3-31-2009	18.74	-21.44[3]	17	0.93	1.24	1.18	0.99	279
Year ended 3-31-2008[4]	27.05	32.15[3]	11	1.63[5]	-0.05[5]	—	—	57[6]
Class I Shares								
Year ended 3-31-2011	25.64	13.84	6,986	0.77	1.14	—	—	94
Year ended 3-31-2010	22.58	20.74	3,973	0.81	0.92	—	—	96
Year ended 3-31-2009	18.81	-21.20	360	0.79	1.35	—	—	279
Year ended 3-31-2008[4]	27.17	33.45	104	0.82[5]	0.84[5]	—	—	57[6]
Class R Shares								
Year ended 3-31-2011	25.28	13.24	68	1.31	0.57	—	—	94
Year ended 3-31-2010	22.35	20.12	28	1.33	0.20	—	—	96
Year ended 3-31-2009[7]	18.65	-20.65	1	1.99[5]	1.36[5]	—	—	279[8]
Class Y Shares								
Year ended 3-31-2011	25.46	13.59	1,167	0.99	0.99	1.02	0.96	94
Year ended 3-31-2010	22.46	20.51	1,024	1.00	0.93	1.11	0.82	96
Year ended 3-31-2009	18.72	-21.39	1,453	1.03	1.05	1.09	0.99	279
Year ended 3-31-2008	27.08	33.07	1,573	1.07	0.57	—	—	57
Year ended 3-31-2007	20.67	11.04	203	1.15	1.30	—	—	123

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY NEW OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011[2]	$10.00	$(0.10)[3]	$2.73	$2.63	$—	$—	$—
Class B Shares							
Year ended 3-31-2011[2]	10.00	(0.19)[3]	2.71	2.52	—	—	—
Class C Shares							
Year ended 3-31-2011[2]	10.00	(0.20)[3]	2.73	2.53	—	—	—
Class E Shares[6]							
Year ended 3-31-2011[2]	10.00	(0.07)[3]	2.70	2.63	—	—	—
Class I Shares							
Year ended 3-31-2011[2]	10.00	(0.08)[3]	2.73	2.65	—	—	—
Class R Shares							
Year ended 3-31-2011[2]	10.00	(0.12)[3]	2.70	2.58	—	—	—
Class Y Shares							
Year ended 3-31-2011[2]	10.00	(0.10)[3]	2.73	2.63	—	—	—

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) For the period from May 3, 2010 (commencement of operations of the class) through March 31, 2011.

(3) Based on average weekly shares outstanding.

(4) Total return calculated without taking into account the sales load deducted on an initial purchase.

(5) Annualized.

(6) Class is closed to investment.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011[2]	$12.63	26.30%[4]	$246	1.50%[5]	-0.97%[5]	1.71%[5]	-1.18%[5]	36%
Class B Shares								
Year ended 3-31-2011[2]	12.52	25.20	7	2.43[5]	-1.84[5]	2.48[5]	-1.89[5]	36
Class C Shares								
Year ended 3-31-2011[2]	12.53	25.30	86	2.34[5]	-1.85[5]	2.39[5]	-1.90[5]	36
Class E Shares[6]								
Year ended 3-31-2011[2]	12.63	26.30[4]	—*	1.50[5]	-0.72[5]	1.58[5]	-0.80[5]	36
Class I Shares								
Year ended 3-31-2011[2]	12.65	26.50	109	1.25[5]	-0.77[5]	1.40[5]	-0.92[5]	36
Class R Shares								
Year ended 3-31-2011[2]	12.58	25.80	1	1.92[5]	-1.15[5]	1.97[5]	-1.20[5]	36
Class Y Shares								
Year ended 3-31-2011[2]	12.63	26.30	12	1.50[5]	-0.94[5]	1.67[5]	-1.11[5]	36

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

Ivy Funds

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$16.73	$0.18[1]	$ 2.34	$ 2.52	$(0.17)	$ —	$(0.17)
Year ended 3-31-2010	13.01	0.21[1]	3.72	3.93	(0.21)	—	(0.21)
Year ended 3-31-2009	16.64	0.16	(3.63)	(3.47)	(0.16)	—	(0.16)
Year ended 3-31-2008	16.18	0.20	0.97	1.17	(0.20)	(0.51)	(0.71)
Year ended 3-31-2007	15.22	0.16	0.98	1.14	(0.18)	—	(0.18)
Class B Shares							
Year ended 3-31-2011	16.67	0.04[1]	2.33	2.37	(0.05)	—	(0.05)
Year ended 3-31-2010	12.97	0.08[1]	3.71	3.79	(0.09)	—	(0.09)
Year ended 3-31-2009	16.60	0.04	(3.64)	(3.60)	(0.03)	—	(0.03)
Year ended 3-31-2008	16.14	0.04	0.97	1.01	(0.04)	(0.51)	(0.55)
Year ended 3-31-2007	15.18	0.01	0.98	0.99	(0.03)	—	(0.03)
Class C Shares							
Year ended 3-31-2011	16.69	0.07[1]	2.34	2.41	(0.07)	—	(0.07)
Year ended 3-31-2010	12.98	0.12[1]	3.71	3.83	(0.12)	—	(0.12)
Year ended 3-31-2009	16.61	0.07[1]	(3.64)	(3.57)	(0.06)	—	(0.06)
Year ended 3-31-2008	16.15	0.07	0.97	1.04	(0.07)	(0.51)	(0.58)
Year ended 3-31-2007	15.20	0.04	0.97	1.01	(0.06)	—	(0.06)
Class E Shares[3]							
Year ended 3-31-2011	16.74	0.22[1]	2.34	2.56	(0.24)	—	(0.24)
Year ended 3-31-2010	13.02	0.25[1]	3.72	3.97	(0.25)	—	(0.25)
Year ended 3-31-2009	16.65	0.21	(3.65)	(3.44)	(0.19)	—	(0.19)
Year ended 3-31-2008[4]	16.21	0.24	0.94	1.18	(0.23)	(0.51)	(0.74)
Class I Shares							
Year ended 3-31-2011	16.74	0.21[1]	2.37	2.58	(0.28)	—	(0.28)
Year ended 3-31-2010	13.01	0.20[1]	3.80	4.00	(0.27)	—	(0.27)
Year ended 3-31-2009	16.65	0.09	(3.52)	(3.43)	(0.21)	—	(0.21)
Year ended 3-31-2008[4]	16.21	0.26	0.95	1.21	(0.26)	(0.51)	(0.77)
Class Y Shares							
Year ended 3-31-2011	16.73	0.20[1]	2.34	2.54	(0.19)	—	(0.19)
Year ended 3-31-2010	13.01	0.24[1]	3.71	3.95	(0.23)	—	(0.23)
Year ended 3-31-2009	16.64	0.19	(3.65)	(3.46)	(0.17)	—	(0.17)
Year ended 3-31-2008	16.18	0.22	0.97	1.19	(0.22)	(0.51)	(0.73)
Year ended 3-31-2007	15.22	0.18	0.98	1.16	(0.20)	—	(0.20)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Total return calculated without taking into account the sales load deducted on an initial purchase.

(3) Class is closed to investment.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2011	$19.08	15.18%[2]	$114	1.30%	1.03%	43%
Year ended 3-31-2010	16.73	30.35[2]	81	1.37	1.38	57
Year ended 3-31-2009	13.01	-20.98[2]	68	1.36	1.12	57
Year ended 3-31-2008	16.64	7.05[2]	63	1.38	1.16	9
Year ended 3-31-2007	16.18	7.53[2]	59	1.39	1.03	23
Class B Shares						
Year ended 3-31-2011	18.99	14.25	11	2.09	0.24	43
Year ended 3-31-2010	16.67	29.26	7	2.20	0.53	57
Year ended 3-31-2009	12.97	-21.73	4	2.28	0.22	57
Year ended 3-31-2008	16.60	6.08	3	2.30	0.24	9
Year ended 3-31-2007	16.14	6.49	3	2.39	0.03	23
Class C Shares						
Year ended 3-31-2011	19.03	14.50	69	1.89	0.43	43
Year ended 3-31-2010	16.69	29.59	42	1.99	0.78	57
Year ended 3-31-2009	12.98	-21.53	49	1.96	0.49	57
Year ended 3-31-2008	16.61	6.27	4	2.11	0.42	9
Year ended 3-31-2007	16.15	6.67	3	2.16	0.27	23
Class E Shares[3]						
Year ended 3-31-2011	19.06	15.43[2]	—*	1.10	1.24	43
Year ended 3-31-2010	16.74	30.66[2]	—*	1.12	1.62	57
Year ended 3-31-2009	13.02	-20.77[2]	—*	1.12	1.38	57
Year ended 3-31-2008[4]	16.65	7.11[2]	—*	1.15[5]	1.39[5]	9[6]
Class I Shares						
Year ended 3-31-2011	19.04	15.58	18	0.97	1.20	43
Year ended 3-31-2010	16.74	30.93	2	1.00	1.67	57
Year ended 3-31-2009	13.01	-20.72	—*	0.99	1.34	57
Year ended 3-31-2008[4]	16.65	7.25	—*	1.04[5]	1.51[5]	9[6]
Class Y Shares						
Year ended 3-31-2011	19.08	15.29	48	1.22	1.10	43
Year ended 3-31-2010	16.73	30.51	40	1.24	1.52	57
Year ended 3-31-2009	13.01	-20.89	38	1.24	1.26	57
Year ended 3-31-2008	16.64	7.16	27	1.28	1.27	9
Year ended 3-31-2007	16.18	7.67	28	1.26	1.16	23

See Accompanying Notes to Financial Statements.

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$11.11	$(0.07)[2]	$ 4.07	$ 4.00	$—	$ —	$ —
Year ended 3-31-2010	7.27	(0.04)[2]	3.88	3.84	—	—	—
Year ended 3-31-2009	13.67	(0.05)[2]	(6.35)	(6.40)	—	—	—
Year ended 3-31-2008	10.35	(0.07)[2]	3.41	3.34	—	(0.02)	(0.02)
Year ended 3-31-2007[4]	10.00	(0.09)	0.44	0.35	—	—	—
Class B Shares							
Year ended 3-31-2011	10.77	(0.17)[2]	3.92	3.75	—	—	—
Year ended 3-31-2010	7.12	(0.14)[2]	3.79	3.65	—	—	—
Year ended 3-31-2009	13.52	(0.16)[2]	(6.24)	(6.40)	—	—	—
Year ended 3-31-2008	10.29	(0.16)[2]	3.39	3.23	—	—	—
Year ended 3-31-2007[4]	10.00	(0.13)	0.42	0.29	—	—	—
Class C Shares							
Year ended 3-31-2011	10.82	(0.15)[2]	3.95	3.80	—	—	—
Year ended 3-31-2010	7.14	(0.12)[2]	3.80	3.68	—	—	—
Year ended 3-31-2009	13.55	(0.12)[2]	(6.29)	(6.41)	—	—	—
Year ended 3-31-2008	10.30	(0.14)[2]	3.39	3.25	—	—	—
Year ended 3-31-2007[4]	10.00	(0.14)	0.44	0.30	—	—	—
Class E Shares[6]							
Year ended 3-31-2011	11.16	(0.04)[2]	4.10	4.06	—	—	—
Year ended 3-31-2010	7.29	(0.02)[2]	3.89	3.87	—	—	—
Year ended 3-31-2009	13.69	(0.04)[2]	(6.36)	(6.40)	—	—	—
Year ended 3-31-2008[7]	10.48	0.08[2]	3.19	3.27	—	(0.06)	(0.06)
Class I Shares							
Year ended 3-31-2011	11.21	(0.03)[2]	4.13	4.10	—	—	—
Year ended 3-31-2010	7.32	(0.01)[2]	3.90	3.89	—	—	—
Year ended 3-31-2009	13.72	(0.03)[2]	(6.37)	(6.40)	—	—	—
Year ended 3-31-2008[7]	10.51	0.10[2]	3.19	3.29	—	(0.08)	(0.08)
Class Y Shares							
Year ended 3-31-2011	11.16	(0.06)[2]	4.10	4.04	—	—	—
Year ended 3-31-2010	7.30	(0.04)[2]	3.90	3.86	—	—	—
Year ended 3-31-2009	13.73	(0.07)[2]	(6.36)	(6.43)	—	—	—
Year ended 3-31-2008	10.38	(0.07)[2]	3.46	3.39	—	(0.04)	(0.04)
Year ended 3-31-2007[4]	10.00	(0.08)	0.46	0.38	—	—	—

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 3, 2006 (commencement of operations of the class) through March 31, 2007.

(5) Annualized.

(6) Class is closed to investment.

(7) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(8) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$15.11	36.00%[3]	$101	1.60%	-0.59%	1.66%	-0.65%	22%
Year ended 3-31-2010	11.11	52.82[3]	63	1.60	-0.42	1.79	-0.61	15
Year ended 3-31-2009	7.27	-46.82[3]	30	1.60	-0.47	1.91	-0.78	48
Year ended 3-31-2008	13.67	32.27[3]	27	1.66	-0.53	2.01	-0.88	35
Year ended 3-31-2007[4]	10.35	3.50[3]	5	2.74[5]	-1.30[5]	3.58[5]	-2.14[5]	11
Class B Shares								
Year ended 3-31-2011	14.52	34.82	5	2.50	-1.49	—	—	22
Year ended 3-31-2010	10.77	51.26	3	2.60	-1.40	2.68	-1.48	15
Year ended 3-31-2009	7.12	-47.34	2	2.60	-1.48	2.78	-1.66	48
Year ended 3-31-2008	13.52	31.39	2	2.44	-1.26	2.79	-1.61	35
Year ended 3-31-2007[4]	10.29	2.90	1	3.13[5]	-1.64[5]	3.97[5]	-2.48[5]	11
Class C Shares								
Year ended 3-31-2011	14.62	35.12	25	2.29	-1.29	—	—	22
Year ended 3-31-2010	10.82	51.54	13	2.38	-1.19	—	—	15
Year ended 3-31-2009	7.14	-47.31	9	2.50	-1.30	2.50	-1.30	48
Year ended 3-31-2008	13.55	31.55	3	2.28	-1.09	2.63	-1.44	35
Year ended 3-31-2007[4]	10.30	3.00	1	3.17[5]	-1.72[5]	4.01[5]	-2.56[5]	11
Class E Shares[6]								
Year ended 3-31-2011	15.22	36.38[3]	—*	1.34	-0.33	—	—	22
Year ended 3-31-2010	11.16	53.09[3]	—*	1.39	-0.19	—	—	15
Year ended 3-31-2009	7.29	-46.75[3]	—*	1.46	-0.38	1.46	-0.38	48
Year ended 3-31-2008[7]	13.69	31.15[3]	—*	1.31[5]	-0.06[5]	1.66[5]	-0.41[5]	35[8]
Class I Shares								
Year ended 3-31-2011	15.31	36.57	10	1.22	-0.23	—	—	22
Year ended 3-31-2010	11.21	53.14	2	1.24	-0.13	—	—	15
Year ended 3-31-2009	7.32	-46.65	—*	1.39	-0.27	1.39	-0.27	48
Year ended 3-31-2008[7]	13.72	31.26	—*	1.19[5]	0.05[5]	1.54[5]	-0.30[5]	35[8]
Class Y Shares								
Year ended 3-31-2011	15.20	36.20	9	1.49	-0.48	—	—	22
Year ended 3-31-2010	11.16	52.88	5	1.52	-0.36	—	—	15
Year ended 3-31-2009	7.30	-46.83	2	1.60	-0.59	1.65	-0.64	48
Year ended 3-31-2008	13.73	32.67	5	1.55	-0.51	1.90	-0.86	35
Year ended 3-31-2007[4]	10.38	3.80	1	2.32[5]	-0.82[5]	3.16[5]	-1.66[5]	11

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$18.60	$(0.04)[2]	$ 5.64	$ 5.60	$ —	$ —	$ —
Year ended 3-31-2010	11.08	(0.10)[2]	7.62	7.52	—	—	—
Year ended 3-31-2009	36.53	0.02	(21.13)	(21.11)	(0.03)	(4.31)	(4.34)
Year ended 3-31-2008	31.67	0.05[2]	8.54	8.59	(0.52)	(3.21)	(3.73)
Year ended 3-31-2007	30.13	0.17[2]	4.40	4.57	(0.16)	(2.87)	(3.03)
Class B Shares							
Year ended 3-31-2011	16.77	(0.18)[2]	5.06	4.88	—	—	—
Year ended 3-31-2010	10.08	(0.21)[2]	6.90	6.69	—	—	—
Year ended 3-31-2009	34.27	(0.10)	(19.82)	(19.92)	—	(4.27)	(4.27)
Year ended 3-31-2008	29.78	(0.23)[2]	8.00	7.77	(0.07)	(3.21)	(3.28)
Year ended 3-31-2007	28.57	(0.05)	4.13	4.08	—	(2.87)	(2.87)
Class C Shares							
Year ended 3-31-2011	16.25	(0.15)[2]	4.90	4.75	—	—	—
Year ended 3-31-2010	9.75	(0.18)[2]	6.68	6.50	—	—	—
Year ended 3-31-2009	33.47	(0.13)	(19.32)	(19.45)	—	(4.27)	(4.27)
Year ended 3-31-2008	29.19	(0.20)[2]	7.86	7.66	(0.17)	(3.21)	(3.38)
Year ended 3-31-2007	28.04	(0.03)	4.05	4.02	—	(2.87)	(2.87)
Class E Shares							
Year ended 3-31-2011	18.76	(0.02)[2]	5.71	5.69	—	—	—
Year ended 3-31-2010	11.16	(0.07)[2]	7.67	7.60	—	—	—
Year ended 3-31-2009	36.41	(0.06)[2]	(20.98)	(21.04)	—	(4.21)	(4.21)
Year ended 3-31-2008[4]	32.00	0.03	7.94	7.97	(0.35)	(3.21)	(3.56)
Class I Shares							
Year ended 3-31-2011	18.90	0.02[2]	5.77	5.79	—	—	—
Year ended 3-31-2010	11.22	(0.04)[2]	7.72	7.68	—	—	—
Year ended 3-31-2009	36.74	0.03[2]	(21.19)	(21.16)	(0.04)	(4.32)	(4.36)
Year ended 3-31-2008[4]	32.16	0.05[2]	8.51	8.56	(0.77)	(3.21)	(3.98)
Class R Shares							
Year ended 3-31-2011	18.47	(0.08)[2]	5.61	5.53	—	—	—
Year ended 3-31-2010	11.02	(0.12)[2]	7.57	7.45	—	—	—
Year ended 3-31-2009	36.30	(0.05)[2]	(20.94)	(20.99)	—	(4.29)	(4.29)
Year ended 3-31-2008	31.62	0.24	8.23	8.47	(0.58)	(3.21)	(3.79)
Year ended 3-31-2007	30.10	0.05[2]	4.44	4.49	(0.10)	(2.87)	(2.97)
Class Y Shares							
Year ended 3-31-2011	18.79	(0.01)[2]	5.72	5.71	—	—	—
Year ended 3-31-2010	11.17	(0.06)[2]	7.68	7.62	—	—	—
Year ended 3-31-2009	36.62	0.10	(21.21)	(21.11)	(0.02)	(4.32)	(4.34)
Year ended 3-31-2008	31.84	0.17	8.50	8.67	(0.68)	(3.21)	(3.89)
Year ended 3-31-2007	30.27	0.21[2]	4.43	4.64	(0.20)	(2.87)	(3.07)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$24.20	30.11%[3]	$3,095	1.39%	-0.22%	—%	—%	105%
Year ended 3-31-2010	18.60	67.87[3]	2,822	1.45	-0.58	—	—	112
Year ended 3-31-2009	11.08	-56.82[3]	1,640	1.40	-0.03	—	—	191
Year ended 3-31-2008	36.53	26.65[3]	5,168	1.27	0.14	—	—	142
Year ended 3-31-2007	31.67	15.47[3]	3,360	1.31	0.57	—	—	106
Class B Shares								
Year ended 3-31-2011	21.65	29.10	198	2.21	-1.05	—	—	105
Year ended 3-31-2010	16.77	66.37	186	2.28	-1.39	—	—	112
Year ended 3-31-2009	10.08	-57.15	117	2.19	-0.83	—	—	191
Year ended 3-31-2008	34.27	25.64	345	2.07	-0.64	—	—	142
Year ended 3-31-2007	29.78	14.55	272	2.12	-0.24	—	—	106
Class C Shares								
Year ended 3-31-2011	21.00	29.23	1,072	2.07	-0.91	—	—	105
Year ended 3-31-2010	16.25	66.67	997	2.13	-1.26	—	—	112
Year ended 3-31-2009	9.75	-57.10	539	2.10	-0.74	—	—	191
Year ended 3-31-2008	33.47	25.72	1,749	1.99	-0.58	—	—	142
Year ended 3-31-2007	29.19	14.65	1,138	2.04	-0.16	—	—	106
Class E Shares								
Year ended 3-31-2011	24.45	30.33[3]	9	1.27	-0.12	2.18	-1.03	105
Year ended 3-31-2010	18.76	68.10[3]	6	1.27	-0.40	2.55	-1.68	112
Year ended 3-31-2009	11.16	-56.83[3]	2	1.66	-0.29	2.68	-1.31	191
Year ended 3-31-2008[4]	36.41	24.42[3]	3	2.29[5]	-1.02[5]	—	—	142[6]
Class I Shares								
Year ended 3-31-2011	24.69	30.64	1,756	1.02	0.12	—	—	105
Year ended 3-31-2010	18.90	68.45	1,074	1.04	-0.21	—	—	112
Year ended 3-31-2009	11.22	-56.60	232	1.05	0.22	—	—	191
Year ended 3-31-2008[4]	36.74	26.14	71	1.00[5]	0.30[5]	—	—	142[6]
Class R Shares								
Year ended 3-31-2011	24.00	29.94	90	1.56	-0.41	—	—	105
Year ended 3-31-2010	18.47	67.60	56	1.57	-0.71	—	—	112
Year ended 3-31-2009	11.02	-56.86	22	1.57	-0.22	—	—	191
Year ended 3-31-2008	36.30	26.31	25	1.55	-0.22	—	—	142
Year ended 3-31-2007	31.62	15.20	4	1.58	0.23	—	—	106
Class Y Shares								
Year ended 3-31-2011	24.50	30.39	799	1.20	-0.04	1.27	-0.11	105
Year ended 3-31-2010	18.79	68.22	667	1.20	-0.36	1.29	-0.45	112
Year ended 3-31-2009	11.17	-56.67	278	1.20	0.16	1.28	0.08	191
Year ended 3-31-2008	36.62	26.74	813	1.20	0.16	1.26	0.11	142
Year ended 3-31-2007	31.84	15.63	311	1.20	0.66	1.27	0.59	106

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$15.95	$ 0.03[2]	$ 3.62	$ 3.65	$(0.18)	$ —	$(0.18)
Year ended 3-31-2010	8.31	0.19[2]	7.64	7.83	(0.19)	—	(0.19)
Year ended 3-31-2009	19.34	0.23	(11.00)	(10.77)	(0.26)	—*	(0.26)
Year ended 3-31-2008	26.14	0.19	(4.87)	(4.68)	(0.15)	(1.97)	(2.12)
Year ended 3-31-2007	23.11	0.10	4.05	4.15	(0.15)	(0.97)	(1.12)
Class B Shares							
Year ended 3-31-2011	15.82	(0.17)[2]	3.57	3.40	(0.02)	—	(0.02)
Year ended 3-31-2010	8.24	0.03[2]	7.56	7.59	(0.01)	—	(0.01)
Year ended 3-31-2009	19.15	0.00	(10.85)	(10.85)	(0.06)	—*	(0.06)
Year ended 3-31-2008	25.91	(0.08)	(4.79)	(4.87)	(0.01)	(1.88)	(1.89)
Year ended 3-31-2007	23.00	(0.09)	3.97	3.88	—	(0.97)	(0.97)
Class C Shares							
Year ended 3-31-2011	15.86	(0.10)[2]	3.59	3.49	(0.08)	—	(0.08)
Year ended 3-31-2010	8.26	0.09[2]	7.60	7.69	(0.09)	—	(0.09)
Year ended 3-31-2009	19.22	0.09	(10.92)	(10.83)	(0.12)	(0.01)	(0.13)
Year ended 3-31-2008	26.01	0.00	(4.85)	(4.85)	(0.02)	(1.92)	(1.94)
Year ended 3-31-2007	23.04	(0.06)	4.00	3.94	—	(0.97)	(0.97)
Class E Shares							
Year ended 3-31-2011	15.96	0.03[2]	3.63	3.66	(0.19)	—	(0.19)
Year ended 3-31-2010	8.32	0.19[2]	7.70	7.89	(0.25)	—	(0.25)
Year ended 3-31-2009	19.36	0.18	(11.00)	(10.82)	(0.22)	—*	(0.22)
Year ended 3-31-2008[4]	26.37	(0.32)[2]	(4.78)	(5.10)	(0.03)	(1.88)	(1.91)
Class I Shares							
Year ended 3-31-2011	16.00	0.17[2]	3.61	3.78	(0.26)	—	(0.26)
Year ended 3-31-2010	8.34	0.06[2]	7.90	7.96	(0.30)	—	(0.30)
Year ended 3-31-2009	19.43	0.32	(11.03)	(10.71)	(0.37)	(0.01)	(0.38)
Year ended 3-31-2008[4]	26.38	0.18[2]	(4.92)	(4.74)	(0.24)	(1.97)	(2.21)
Class R Shares							
Year ended 3-31-2011	15.95	(0.01)[2]	3.68	3.67	(0.19)	—	(0.19)
Year ended 3-31-2010	8.31	0.15[2]	7.73	7.88	(0.24)	—	(0.24)
Year ended 3-31-2009	19.35	0.12[2]	(10.86)	(10.74)	(0.29)	(0.01)	(0.30)
Year ended 3-31-2008	26.14	0.12	(4.81)	(4.69)	(0.13)	(1.97)	(2.10)
Year ended 3-31-2007	23.11	0.15	3.98	4.13	(0.13)	(0.97)	(1.10)
Class Y Shares							
Year ended 3-31-2011	15.95	0.10[2]	3.62	3.72	(0.23)	—	(0.23)
Year ended 3-31-2010	8.31	0.26[2]	7.66	7.92	(0.28)	—	(0.28)
Year ended 3-31-2009	19.35	0.26	(10.95)	(10.69)	(0.34)	(0.01)	(0.35)
Year ended 3-31-2008	26.15	0.36	(4.99)	(4.63)	(0.20)	(1.97)	(2.17)
Year ended 3-31-2007	23.12	0.23	3.97	4.20	(0.20)	(0.97)	(1.17)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$19.42	23.00%[3]	$247	1.79%	0.16%	—%	—%	65%
Year ended 3-31-2010	15.95	94.78[3]	178	2.09	1.51	—	—	72
Year ended 3-31-2009	8.31	-56.07[3]	100	1.93	1.41	—	—	42
Year ended 3-31-2008	19.34	-18.13[3]	253	1.67	0.70	—	—	27
Year ended 3-31-2007	26.14	18.09[3]	395	1.57	0.54	—	—	35
Class B Shares								
Year ended 3-31-2011	19.20	21.51	8	3.01	-0.99	—	—	65
Year ended 3-31-2010	15.82	92.14	7	3.53	0.20	—	—	72
Year ended 3-31-2009	8.24	-56.69	4	3.18	0.29	—	—	42
Year ended 3-31-2008	19.15	-18.98	13	2.71	-0.24	—	—	27
Year ended 3-31-2007	25.91	16.93	22	2.57	-0.42	—	—	35
Class C Shares								
Year ended 3-31-2011	19.27	22.07	12	2.56	-0.52	—	—	65
Year ended 3-31-2010	15.86	93.33	9	2.88	0.72	—	—	72
Year ended 3-31-2009	8.26	-56.47	5	2.79	0.57	—	—	42
Year ended 3-31-2008	19.22	-18.84	13	2.50	0.03	—	—	27
Year ended 3-31-2007	26.01	17.17	26	2.39	-0.28	—	—	35
Class E Shares								
Year ended 3-31-2011	19.43	23.12[3]	1	1.67	0.16	2.52	-0.69	65
Year ended 3-31-2010	15.96	95.63[3]	1	1.67	1.57	3.45	-0.21	72
Year ended 3-31-2009	8.32	-56.07[3]	—*	2.12	1.01	3.33	-0.20	42
Year ended 3-31-2008[4]	19.36	-19.55[3]	—*	2.77[5]	-1.47[5]	—	—	27[6]
Class I Shares								
Year ended 3-31-2011	19.52	23.84	5	1.16	0.97	—	—	65
Year ended 3-31-2010	16.00	96.35	4	1.27	0.34	—	—	72
Year ended 3-31-2009	8.34	-55.70	1	1.16	2.13	—	—	42
Year ended 3-31-2008[4]	19.43	-18.17	1	1.17[5]	0.75[5]	—	—	27[6]
Class R Shares								
Year ended 3-31-2011	19.43	23.17	1	1.70	-0.05	—	—	65
Year ended 3-31-2010	15.95	95.59	—*	1.73	1.27	—	—	72
Year ended 3-31-2009	8.31	-55.94	—*	1.70	1.04	—	—	42
Year ended 3-31-2008	19.35	-18.12	—*	1.68	0.26	—	—	27
Year ended 3-31-2007	26.14	17.98	—*	1.68	0.43	—	—	35
Class Y Shares								
Year ended 3-31-2011	19.44	23.51	150	1.39	0.57	—	—	65
Year ended 3-31-2010	15.95	96.18	109	1.41	2.09	—	—	72
Year ended 3-31-2009	8.31	-55.78	54	1.39	1.77	—	—	42
Year ended 3-31-2008	19.35	-17.89	120	1.38	1.19	—	—	27
Year ended 3-31-2007	26.15	18.32	265	1.37	0.94	—	—	35

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2011	$29.35	$(0.25)[2]	$ 6.39	$ 6.14	$—	$(0.40)	$ —	$(0.40)
Year ended 3-31-2010	21.07	(0.07)[2]	8.52	8.45	—	(0.17)	—	(0.17)
Year ended 3-31-2009	27.87	(0.10)	(5.54)	(5.64)	—	(1.15)	(0.01)	(1.16)
Year ended 3-31-2008	28.70	(0.17)	2.78	2.61	—	(3.44)	—	(3.44)
Year ended 3-31-2007	27.08	(0.23)	1.91	1.68	—	(0.06)	—	(0.06)
Class B Shares								
Year ended 3-31-2011	26.62	(0.47)[2]	5.75	5.28	—	(0.32)	—	(0.32)
Year ended 3-31-2010	19.19	(0.31)[2]	7.74	7.43	—	—	—	—
Year ended 3-31-2009	25.68	(0.29)	(5.13)	(5.42)	—	(1.07)	—*	(1.07)
Year ended 3-31-2008	26.66	(0.28)	2.42	2.14	—	(3.12)	—	(3.12)
Year ended 3-31-2007	25.42	(0.48)	1.78	1.30	—	(0.06)	—	(0.06)
Class C Shares								
Year ended 3-31-2011	27.29	(0.44)[2]	5.91	5.47	—	(0.35)	—	(0.35)
Year ended 3-31-2010	19.65	(0.26)[2]	7.93	7.67	—	(0.03)	—	(0.03)
Year ended 3-31-2009	26.21	(0.19)	(5.28)	(5.47)	—	(1.08)	(0.01)	(1.09)
Year ended 3-31-2008	27.14	(0.26)	2.50	2.24	—	(3.17)	—	(3.17)
Year ended 3-31-2007	25.84	(0.49)	1.85	1.36	—	(0.06)	—	(0.06)
Class E Shares								
Year ended 3-31-2011	29.33	(0.26)[2]	6.38	6.12	—	(0.41)	—	(0.41)
Year ended 3-31-2010	21.05	(0.06)[2]	8.52	8.46	—	(0.18)	—	(0.18)
Year ended 3-31-2009	27.76	(0.10)[2]	(5.56)	(5.66)	—	(1.04)	(0.01)	(1.05)
Year ended 3-31-2008[4]	28.79	(0.44)[2]	2.69	2.25	—	(3.28)	—	(3.28)
Class I Shares								
Year ended 3-31-2011	31.16	(0.16)[2]	6.80	6.64	—	(0.44)	—	(0.44)
Year ended 3-31-2010	22.33	0.01[2]	9.05	9.06	—	(0.23)	—	(0.23)
Year ended 3-31-2009	29.35	0.08[2]	(5.92)	(5.84)	—	(1.17)	(0.01)	(1.18)
Year ended 3-31-2008[4]	29.71	0.02[2]	3.16	3.18	—	(3.54)	—	(3.54)
Class R Shares								
Year ended 3-31-2011	29.27	(0.32)[2]	6.37	6.05	—	(0.39)	—	(0.39)
Year ended 3-31-2010	21.02	(0.13)[2]	8.52	8.39	—	(0.14)	—	(0.14)
Year ended 3-31-2009	27.81	(0.05)[2]	(5.60)	(5.65)	—	(1.13)	(0.01)	(1.14)
Year ended 3-31-2008	28.64	(0.15)[2]	2.68	2.53	—	(3.36)	—	(3.36)
Year ended 3-31-2007	27.07	(0.27)	1.90	1.63	—	(0.06)	—	(0.06)
Class Y Shares								
Year ended 3-31-2011	30.54	(0.23)[2]	6.65	6.42	—	(0.42)	—	(0.42)
Year ended 3-31-2010	21.90	(0.04)[2]	8.87	8.83	—	(0.19)	—	(0.19)
Year ended 3-31-2009	28.87	(0.10)	(5.71)	(5.81)	—	(1.15)	(0.01)	(1.16)
Year ended 3-31-2008	29.62	(0.09)[2]	2.81	2.72	—	(3.47)	—	(3.47)
Year ended 3-31-2007	27.92	(0.22)	1.98	1.76	—	(0.06)	—	(0.06)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$35.09	21.09%[3]	$568	1.40%	-0.83%	—%	—%	47%
Year ended 3-31-2010	29.35	40.13[3]	437	1.50	-0.28	—	—	59
Year ended 3-31-2009	21.07	-19.86[3]	245	1.50	-0.21	—	—	46
Year ended 3-31-2008	27.87	8.27[3]	245	1.43	-0.39	—	—	96
Year ended 3-31-2007	28.70	6.22[3]	185	1.47	-0.88	—	—	81
Class B Shares								
Year ended 3-31-2011	31.58	19.98	31	2.29	-1.72	—	—	47
Year ended 3-31-2010	26.62	38.72	24	2.51	-1.29	—	—	59
Year ended 3-31-2009	19.19	-20.71	15	2.56	-1.30	—	—	46
Year ended 3-31-2008	25.68	7.19	20	2.42	-1.39	—	—	96
Year ended 3-31-2007	26.66	5.13	19	2.51	-1.91	—	—	81
Class C Shares								
Year ended 3-31-2011	32.41	20.17	230	2.15	-1.58	—	—	47
Year ended 3-31-2010	27.29	39.05	183	2.28	-1.07	—	—	59
Year ended 3-31-2009	19.65	-20.51	98	2.30	-1.04	—	—	46
Year ended 3-31-2008	26.21	7.38	122	2.26	-1.23	—	—	96
Year ended 3-31-2007	27.14	5.32	109	2.33	-1.74	—	—	81
Class E Shares								
Year ended 3-31-2011	35.04	21.03[3]	6	1.43	-0.87	2.08	-1.52	47
Year ended 3-31-2010	29.33	40.21[3]	4	1.43	-0.24	2.56	-1.37	59
Year ended 3-31-2009	21.05	-20.05[3]	2	1.76	-0.43	2.69	-1.36	46
Year ended 3-31-2008[4]	27.76	6.98[3]	1	2.61[5]	-1.46[5]	—	—	96[6]
Class I Shares								
Year ended 3-31-2011	37.36	21.48	182	1.07	-0.50	—	—	47
Year ended 3-31-2010	31.16	40.65	122	1.11	0.02	—	—	59
Year ended 3-31-2009	22.33	-19.50	19	1.07	0.34	—	—	46
Year ended 3-31-2008[4]	29.35	9.89	9	1.10[5]	0.05[5]	—	—	96[6]
Class R Shares								
Year ended 3-31-2011	34.93	20.83	35	1.61	-1.06	—	—	47
Year ended 3-31-2010	29.27	39.95	19	1.64	-0.48	—	—	59
Year ended 3-31-2009	21.02	-19.95	6	1.62	-0.22	—	—	46
Year ended 3-31-2008	27.81	8.03	2	1.63	-0.50	—	—	96
Year ended 3-31-2007	28.64	6.03	—*	1.65	-1.08	—	—	81
Class Y Shares								
Year ended 3-31-2011	36.54	21.18	445	1.31	-0.74	—	—	47
Year ended 3-31-2010	30.54	40.36	352	1.35	-0.13	—	—	59
Year ended 3-31-2009	21.90	-19.74	193	1.33	-0.03	—	—	46
Year ended 3-31-2008	28.87	8.38	155	1.34	-0.28	—	—	96
Year ended 3-31-2007	29.62	6.32	78	1.35	-0.76	—	—	81

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

On April 1, 2010, each of the 32 series of Ivy Funds, a Delaware statutory trust (the Trust), became the successor fund to corresponding series of either a Maryland corporation or a Massachusetts business trust pursuant to a Plan of Reorganization and Termination that was approved by shareholders of each fund (each, a Reorganization and collectively, the Reorganizations). The Reorganizations were accomplished through tax-free exchanges of shares, which had no impact on net assets and number of shares outstanding. The Trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Asset Strategy New Opportunities Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a Fund) are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B, Class C, Class I and Class Y shares. Certain Funds may also offer Class E and/or Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Investments Valuation. Each Fund's investments are reported at fair value. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board of Trustees. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Precious metals are valued at the last traded spot price prior to the close of the NYSE.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-Counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. IICO, pursuant to procedures adopted by the Board of

Trustees, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board of Trustees.

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

A fair value hierarchy and Level 3 reconciliation, if applicable, have been included in the Notes to Schedule of Investments for each respective Fund.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security. There were no significant transfers between Levels 1 and 2 during the year ended March 31, 2011.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2011, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the Level 3 reconciliations have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the

Fund's investment subadvisor, as applicable, consider advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At March 31, 2011, there were no such unfunded commitments.

Mortgage Dollar Roll Transactions. Certain Funds enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Fund sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Fund forgoes principal and interest paid on the mortgage securities sold. The Fund is compensated from negotiated fees paid by brokers offered as an inducement to the Fund to "roll over" their purchase commitments.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security, and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted in the Schedule of Investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2011, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2007.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

New Accounting Pronouncement. In April 2011, the FASB issued Accounting Standards Update No. 2011-03 " Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements" (ASU). The ASU is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem the financial assets before their maturity. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Management is currently evaluating the impact this disclosure may have on the Funds' financial statements.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	Over $3,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%
Ivy Asset Strategy New Opportunities Fund	1.000	0.850	0.830	0.800	0.760
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760
Ivy Global Natural Resources Fund	1.000	0.850	0.830	0.800	0.760
Ivy Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2011.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds.

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), Mackenzie serves as subadvisor to Ivy Global Natural Resources Fund. Under an agreement between IICO and Advantus Capital Management, Inc. (Advantus), Advantus serves as subadvisor to Ivy Real Estate Securities Fund. Each subadvisor makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all costs associated with retaining the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company, doing business as WI Services Company (WISC), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act (the Distribution and Service Plan), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2011, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Asset Strategy Fund	$ 5,245	$ 54	$ 1,308	$ 1,278	$ —	$ 23,549
Ivy Asset Strategy New Opportunities Fund	623	12	6	11	—	1,204
Ivy Balanced Fund	218	—*	9	5	—	438
Ivy Energy Fund	140	—*	3	3	—	220
Ivy Global Natural Resources Fund	2,368	15	295	147	—	3,278
Ivy Real Estate Securities Fund	406	—*	4	1	—	423
Ivy Science and Technology Fund	438	1	44	46	—	896

Not shown due to rounding.

(1) With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the fiscal year ended March 31, 2011 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Waiver/ Reimbursement
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2011	1.00%	$144	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2008	7-31-2011	1.00%	$182	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$ 94	12b-1 Fees and/or Shareholder Servicing
Ivy Asset Strategy New Opportunities Fund	All Classes	Contractual	5-3-2010	7-31-2011	N/A	$ 77[1]	Investment management fee and other common expenses
	Class A	Contractual	5-3-2010	7-31-2011	1.50%	$154	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	5-3-2010	7-31-2011	1.50%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	5-3-2010	7-31-2011	1.25%	$ 38	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	5-3-2010	7-31-2011	1.50%	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$ —	N/A
Ivy Balanced Fund	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$ —	N/A

Not shown due to rounding.

(1) Due to Class A, Class E, Class I and/or Class Y contractual expense limits, investment management fee and/or other common expenses were waived for all share classes

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Waiver/ Reimbursement
Ivy Energy Fund	Class A	Contractual	8-1-2008	7-31-2011	1.60%	$ 42	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	8-1-2008	7-31-2011	2.60%	$ —	N/A
	Class C	Contractual	8-1-2008	7-31-2011	2.60%	$ —	N/A
	Class I	Contractual	8-1-2008	7-31-2010	1.60%	$ —	N/A
	Class Y	Contractual	8-1-2008	7-31-2011	1.60%	$ —	N/A
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$ —	N/A
Ivy Global Natural Resources Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class A	Voluntary	N/A	N/A	1.70%	$ —	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Voluntary	N/A	N/A	2.40%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2011	1.27%	$ 59	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class Y	Voluntary	N/A	N/A	1.20%	$446	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$ —	N/A
Ivy Real Estate Securities Fund	Class E	Contractual	8-1-2008	7-31-2011	1.67%	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class E	Contractual	8-1-2008	7-31-2011	1.43%	$ 30	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$ —	N/A

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2011 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

3. INVESTMENT SECURITIES TRANSACTIONS

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2011, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$—	$19,300,993	$ 439	$18,360,989
Ivy Asset Strategy New Opportunities Fund	—	472,885	—	68,295
Ivy Balanced Fund	—	132,964	2,800	77,160
Ivy Energy Fund	—	53,194	—	21,280
Ivy Global Natural Resources Fund	—	5,474,701	—	6,135,521
Ivy Real Estate Securities Fund	—	270,624	—	227,901
Ivy Science and Technology Fund	—	625,103	—	549,348

4. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at March 31, 2011 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Ivy Asset Strategy Fund	$20,002,769	$7,184,472	$237,989	$6,946,483
Ivy Asset Strategy New Opportunities Fund	415,721	52,781	15,778	37,003
Ivy Balanced Fund	208,498	54,267	228	54,039
Ivy Energy Fund	101,681	50,089	19	50,070
Ivy Global Natural Resources Fund	5,125,788	1,860,552	9,834	1,850,718
Ivy Real Estate Securities Fund	324,791	95,387	176	95,211
Ivy Science and Technology Fund	1,153,471	372,648	19,150	353,498

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2011 and the post-October activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred
Ivy Asset Strategy Fund	$33,731	$253,671	$—	$ —	$—	$25,107
Ivy Asset Strategy New Opportunities Fund	—	—	—	—	—	1,229
Ivy Balanced Fund	1,671	127	—	1,754	—	—
Ivy Energy Fund	—	—	—	—	—	—
Ivy Global Natural Resources Fund	—	—	—	—	—	1,039
Ivy Real Estate Securities Fund	3,910	—	—	—	—	—
Ivy Science and Technology Fund	15,619	1,602	—	21,428	—	218

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following table shows the totals by year in which the capital loss carryovers will expire if not utilized.

Fund	2012	2013	2014	2015	2016	2017	2018	2019
Ivy Asset Strategy Fund	$—	$—	$—	$—	$—	$2,298,790	$1,651,528	$959,230
Ivy Asset Strategy New Opportunities Fund	—	—	—	—	—	—	—	606
Ivy Balanced Fund	—	—	—	—	—	—	—	—
Ivy Energy Fund	—	—	—	—	—	2,319	9,795	—
Ivy Global Natural Resources Fund	—	—	—	—	—	231,027	1,574,489	—
Ivy Real Estate Securities Fund	—	—	—	—	—	—	64,334	—
Ivy Science and Technology Fund	—	—	—	—	—	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

At March 31, 2011, the following reclassifications were made: Ivy Asset Strategy Fund reclassified permanent differences relating to differing treatments of currency option income; Ivy Asset Strategy New Opportunities Fund reclassified permanent differences relating to differing treatments of PFIC transactions; Ivy Balanced Fund reclassified permanent differences relating to differing treatments of partnership transactions and mortgage-backed security paydowns; Ivy Energy Fund reclassified permanent differences relating to differing treatments of net operating losses; Ivy Global Natural Resources Fund reclassified permanent differences relating to differing treatments of net operating losses, partnership transactions, and PFIC transactions; Ivy Real Estate Securities Fund reclassified permanent differences relating to differing treatments of overdistribution; and Ivy Science and Technology Fund reclassified permanent differences relating to differing treatments of net operating losses and equalization distributions.

5. MULTICLASS OPERATIONS

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Asset Strategy New Opportunities Fund	
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:						
Class A	126,917	$ 2,930,693	214,470	$ 4,491,153	23,724	$275,511
Class B	5,909	132,436	9,734	198,340	675	7,661
Class C	81,433	1,834,563	146,964	3,012,299	7,645	89,482
Class E	489	11,371	603	12,770	10	100
Class I	173,915	4,057,611	181,711	3,765,066	10,700	127,787
Class R	1,935	44,756	1,328	28,550	53	538
Class Y	20,899	482,455	39,474	799,701	1,353	15,577
Shares issued in reinvestment of distributions to shareholders:						
Class A	579	14,019	1,318	29,144	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	3	79	5	120	—	—
Class I	346	8,455	323	7,182	—	—
Class R	2	45	1	23	—	—
Class Y	83	2,009	171	3,779	—	—
Shares redeemed:						
Class A	(161,155)	(3,639,225)	(80,888)	(1,699,858)	(4,254)	(50,438)
Class B	(3,788)	(84,058)	(2,563)	(52,224)	(136)	(1,652)
Class C	(76,093)	(1,692,509)	(47,162)	(968,982)	(810)	(9,695)
Class E	(179)	(4,137)	(92)	(1,968)	—	—
Class I	(77,764)	(1,805,079)	(25,186)	(542,652)	(2,120)	(25,581)
Class R	(515)	(11,909)	(145)	(3,094)	—*	—*
Class Y	(20,742)	(470,920)	(71,673)	(1,397,847)	(378)	(4,568)
Net increase	72,274	$ 1,810,655	368,393	$ 7,681,502	36,462	$424,722

*Not shown due to rounding.

	Ivy Balanced Fund				Ivy Energy Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,403	$ 41,927	1,173	$ 17,681	2,782	$ 35,012	3,046	$ 31,287
Class B	285	5,017	146	2,204	137	1,730	81	805
Class C	1,885	32,857	768	11,536	802	10,123	567	5,595
Class E	—	—	—	—	—	—	—	—
Class I	931	16,877	442	6,128	627	8,030	146	1,613
Class Y	714	12,738	713	10,646	418	5,049	568	5,731
Shares issued in reinvestment of distributions to shareholders:								
Class A	49	842	62	950	—	—	—	—
Class B	1	19	2	26	—	—	—	—
Class C	8	139	13	193	—	—	—	—
Class E	—*	—*	—*	1	—	—	—	—
Class I	2	27	—*	5	—	—	—	—
Class Y	25	436	34	519	—	—	—	—
Shares redeemed:								
Class A	(1,345)	(23,174)	(1,654)	(24,559)	(1,763)	(20,762)	(1,529)	(15,391)
Class B	(78)	(1,325)	(92)	(1,382)	(54)	(616)	(58)	(576)
Class C	(792)	(13,648)	(2,021)	(29,567)	(330)	(3,746)	(547)	(5,198)
Class E	—	—	—	—	—	—	—	—
Class I	(91)	(1,551)	(324)	(4,688)	(126)	(1,542)	(21)	(225)
Class Y	(604)	(10,593)	(1,284)	(18,175)	(307)	(3,762)	(313)	(3,333)
Net increase (decrease)	**3,393**	**$ 60,588**	**(2,022)**	**$(28,482)**	**2,186**	**$ 29,516**	**1,940**	**$ 20,308**

Not shown due to rounding.

	Ivy Global Natural Resources Fund				Ivy Real Estate Securities Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	29,797	$ 570,283	61,624	$ 999,713	4,550	$ 79,702	2,631	$ 32,989
Class B	717	12,466	1,629	23,708	93	1,616	51	627
Class C	7,949	135,052	18,926	270,539	260	4,610	135	1,672
Class E	101	1,965	108	1,813	22	377	13	169
Class I	49,478	944,413	54,828	927,446	148	2,542	308	4,383
Class R	1,804	35,358	2,017	33,482	38	678	14	184
Class Y	14,441	279,357	26,170	428,519	1,777	31,330	1,289	16,785
Advisor Class	—	—	—	—	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	119	2,057	164	2,144
Class B	—	—	—	—	—*	9	—*	4
Class C	—	—	—	—	3	48	4	51
Class E	—	—	—	—	1	9	1	9
Class I	—	—	—	—	4	67	2	22
Class R	—	—	—	—	—*	6	—*	5
Class Y	—	—	—	—	97	1,664	144	1,872
Advisor Class	—	—	—	—	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(53,659)	(997,714)	(57,710)	(947,609)	(3,154)	(55,122)	(3,611)	(44,794)
Class B	(2,639)	(44,293)	(2,142)	(32,167)	(108)	(1,861)	(146)	(1,792)
Class C	(18,232)	(295,721)	(12,778)	(186,615)	(244)	(4,411)	(182)	(2,206)
Class E	(29)	(568)	(21)	(350)	(4)	(77)	(3)	(38)
Class I	(35,203)	(665,953)	(18,696)	(323,724)	(147)	(2,571)	(132)	(1,744)
Class R	(1,069)	(19,838)	(991)	(15,979)	(12)	(205)	(4)	(52)
Class Y	(17,305)	(327,122)	(15,611)	(273,118)	(989)	(16,872)	(1,103)	(13,796)
Advisor Class	(13)	(253)	—*	(7)	N/A	N/A	N/A	N/A
Net increase (decrease)	**(23,862)**	**$(372,568)**	**57,353**	**$ 905,651**	**2,454**	**$ 43,596**	**(425)**	**$ (3,506)**

Not shown due to rounding.

| | Ivy Science and Technology Fund | | | |
| | Year ended 3-31-11 | | Year ended 3-31-11 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	6,651	$ 206,049	8,782	$ 229,855
Class B	264	7,324	426	10,102
Class C	1,975	56,469	2,848	69,791
Class E	45	1,367	58	1,536
Class I	3,461	112,970	4,050	113,349
Class R	585	17,912	498	13,195
Class Y	5,265	169,827	6,734	181,267
Shares issued in reinvestment of distributions to shareholders:				
Class A	170	5,384	81	2,252
Class B	9	250	—	—
Class C	65	1,899	6	163
Class E	2	63	1	20
Class I	47	1,572	13	398
Class R	9	285	2	65
Class Y	137	4,491	68	1,960
Shares redeemed:				
Class A	(5,535)	(165,220)	(5,584)	(148,705)
Class B	(202)	(5,520)	(313)	(7,615)
Class C	(1,637)	(45,595)	(1,168)	(28,679)
Class E	(13)	(396)	(8)	(222)
Class I	(2,548)	(80,159)	(1,016)	(29,559)
Class R	(223)	(6,734)	(143)	(3,831)
Class Y	(4,754)	(148,177)	(4,068)	(109,308)
Net increase	**3,773**	**$ 134,061**	**11,267**	**$ 296,034**

6. DERIVATIVE INSTRUMENTS

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. A Fund may mitigate counterparty risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Ivy Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the

Fund utilized futures, total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

Ivy Asset Strategy New Opportunities Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, managing the exposure to various foreign currencies, and gaining exposure to certain individual or baskets of securities that are not readily available for direct purchase. To achieve the objective of hedging market risk, the Fund utilized futures contracts and purchased option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual or baskets of securities, the Fund utilized total return swaps.

Ivy Global Natural Resources Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2011:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Equity	Investments in unaffiliated securities at market value*	$214		
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	8,002	Unrealized depreciation on forward foreign currency contracts	$28,938
Ivy Asset Strategy New Opportunities Fund	Equity	Investments in unaffiliated securities at market value*	13		
Ivy Global Natural Resources Fund	Equity	Investments in unaffiliated securities at market value*	547,870	Unrealized depreciation on futures contracts**	14,715
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	5,100	Unrealized depreciation on forward foreign currency contracts	12,434
Ivy Science and Technology Fund	Equity	Investments in unaffiliated securities at market value*	3,676	Written options at market value	792

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.
**The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of March 31, 2011.*

Amount of realized gain (loss) on derivatives recognized in the Statement of Operations for the year ended March 31, 2011:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(424,324)	$51,366	$(1,753,543)	$48,115	$ —	$(2,078,386)
	Foreign currency	3,251	—	—	9,766	(369,376)	(356,359)
Ivy Asset Strategy New Opportunities Fund	Equity	—	(10)	(220)	—	—	(230)
	Foreign currency	—	—	—	—	(170)	(170)
Ivy Global Natural Resources Fund	Equity	139,889	—	(102,559)	—	—	37,330
	Foreign currency	—	—	—	—	(64,577)	(64,577)
Ivy Science and Technology Fund	Equity	3,040	—	—	1,446	—	4,486

Change in unrealized appreciation (depreciation) on derivatives recognized in the Statement of Operations for the year ended March 31, 2011:

Fund	Type of Risk Exposure	Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
			Net change in unrealized appreciation (depreciation) on:				
Ivy Asset Strategy Fund	Equity	$ 11,632	$—	$ 62,224	$16,125	$ —	$ 89,981
	Foreign currency	492	—	—	—	(77,442)	(76,950)
Ivy Asset Strategy New Opportunities Fund	Equity	(522)	—	—	—	—	(522)
Ivy Global Natural Resources Fund	Equity	112,718	—	(14,715)	—	—	98,003
	Foreign currency	—	—	—	—	(3,905)	(3,905)
Ivy Science and Technology Fund	Equity	(1,923)	—	—	545	—	(1,378)

During the year ended March 31, 2011, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Short futures contracts[2]	Swap agreements[3]	Purchased options[3]	Written options[3]
Ivy Asset Strategy Fund	$3,170,405	$3,197,152	$3,989,296	7	134	44
Ivy Asset Strategy New Opportunities Fund	1,133	1,169	489	78	—*	—
Ivy Global Natural Resources Fund	864,833	873,017	498,209	—	299	—
Ivy Science and Technology Fund	—	—	—	—	46	107

Not shown due to rounding.
(1) Average principal amount outstanding during the period.
(2) Average market value outstanding during the period.
(3) Average number of contracts outstanding during the period.

7. COMMITMENTS

In connection with Ivy Asset Strategy Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $3,731,803 if and when VAF requests such contributions or draw downs. The total commitment is limited to $11,000,000. At March 31, 2011, Ivy Asset Strategy Fund had made a total contribution of $7,268,197. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down. VAF's investment strategy is to make minority investments in future blue-chip Vietnamese companies that are already listed or intend to be listed in the next 24 months.

8. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the year ended March 31, 2011 follows:

	3-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-11 Share Balance	3-31-11 Market Value
Ivy Asset Strategy Fund							
PMC-Sierra, Inc.[1][2]	21,261	$ —	$151,184	$ 9,121	$ —	—	N/A
Starwood Hotels & Resorts Worldwide, Inc.	8,333	179,292	—	—	3,016	11,837	$ 687,972
Vietnam Azalea Fund Limited[1]	1,100	—	—	—	—	1,100	4,686
Wynn Resorts, Limited	11,698	64,143	34,481	9,243	101,723	12,058	1,534,411
					$104,739		$2,227,069

	3-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-11 Share Balance	3-31-11 Market Value
Ivy Global Natural Resources Fund							
Alpha Natural Resources, Inc.[1][2]	6,500	$ 19,057	$164,896	$ 48,492	$ —	3,000	N/A
Trina Solar Limited, ADR[1]	1,100	92,400	12,382	(1,279)	—	4,250	$ 128,010
Yingli Green Energy Holding Company Limited, ADR[1][2]	7,500	20,213	48,265	(17,310)	—	6,500	N/A
					$ —		$ 128,010

	3-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-11 Share Balance	3-31-11 Market Value
Ivy Science and Technology Fund							
ACI Worldwide, Inc.[1]	1,663	$3,082	$—	$—	$—	1,779	$ 58,342
Aspen Technology, Inc.[1]	4,294	9,834	—	—	—	5,053	75,742
					$—		$134,084

(1) No dividends were paid during the preceding 12 months.
(2) Company was no longer an affiliate at March 31, 2011.

9. WRITTEN OPTION ACTIVITY

Transactions in written call options were as follows:

Fund	Outstanding at 3-31-10	Options written	Options terminated in closing purchase transactions	Options exercised	Options expired	Outstanding at 3-31-11
Ivy Asset Strategy Fund						
Number of Contracts	138	—	(138)	—	—	—
Premium Received	$37,747	$ —	$(37,747)	$—	$ —	$—
Ivy Science and Technology Fund						
Number of Contracts	—	884	(8)	—	(876)	—
Premium Received	$ —	$2,357	$ (1,162)	$—	$(1,195)	$—

Transactions in written put options were as follows:

Fund	Outstanding at 3-31-10	Options written	Options terminated in closing purchase transactions	Options exercised	Options expired	Outstanding at 3-31-11
Ivy Asset Strategy Fund						
Number of Contracts	—	184	(132)	—	(52)	—
Premium Received	$—	$97,121	$(56,836)	$—	$(40,285)	$ —
Ivy Science and Technology Fund						
Number of Contracts	—	2	—	—	—	2
Premium Received	$—	$ 1,337	$ —	$—	$ —	$1,337

The Board of Trustees and Shareholders of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Fund, and Ivy Science and Technology Fund, (the "Funds"), six of the series constituting Ivy Funds (the "Trust"), as of March 31, 2011, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. We have also audited the accompanying statement of assets and liabilities, including the schedule of investments, of Ivy Asset Strategy New Opportunities Fund, one of the series constituting the Trust as of March 31, 2011, and the related statement of operations, the statement of changes in net assets, and the financial highlights for the period from May 3, 2010 (the commencement of operations) through March 31, 2011. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2011, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Ivy Funds as of March 31, 2011, the results of their operations for the period then ended, and the changes in their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 18, 2011

INCOME TAX INFORMATION
Ivy Funds

AMOUNTS NOT ROUNDED

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2011:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Asset Strategy Fund	$46,634,953	$47,946,881
Ivy Asset Strategy New Opportunities Fund	—	—
Ivy Balanced Fund	1,671,601	1,671,601
Ivy Energy Fund	—	—
Ivy Global Natural Resources Fund	—	—
Ivy Real Estate Securities Fund	—	—
Ivy Science and Technology Fund	963,229	1,660,699

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Asset Strategy Fund	$—
Ivy Asset Strategy New Opportunities Fund	—
Ivy Balanced Fund	—
Ivy Energy Fund	—
Ivy Global Natural Resources Fund	—
Ivy Real Estate Securities Fund	—
Ivy Science and Technology Fund	—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The Trust is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (26 funds) and Waddell & Reed InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of Ivy Funds.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com. Each Trustee became a Trustee in 2010, as reflected in the first date shown on the charts below. The second date shows when the Trustee first became a director/trustee of one or more of the funds that are the predecessors to current funds within the Fund Complex.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2010 Fund Complex: 2002	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); President of Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); President of Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to present); Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care; Trustee of Advisors Fund Complex (49 portfolios overseen)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Trust: 2010 Fund Complex: 2002	Secretary of Streetman Homes, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to 2004); Partner, Century Bridge Partners (2007 to 2009); Manager, Premium Gold Foods (2006 to present)	None
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Independent Chair Trustee	Trust: 2010 Trust: 2010 Fund Complex: 1998	Dean of the College of Law, Vice President and Professor, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments)(1998 to present)	Director, Graymark HealthCare (2008 to present); Independent Director, LSQ Manager, Inc. (2007 to present); Director and Shareholder, Valliance Bank NA; Trustee of Advisors Fund Complex (49 portfolios overseen)
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Trust: 2010 Fund Complex: 2002	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Vice President of the Board, Castle Valley Ranches, LLC (ranching) (1995 to present)	Director, Thomas Foundation for Cancer Research

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2010 Fund Complex: 1995	Professor of Business Administration, University of Missouri at Kansas City (until 2003); Retired Emeritus; University of Missouri at Kansas City (2003 to present); formerly Dean, Bloch School of Business (1980-1986), Vice Chancellor (1988-1991), Chancellor (1992-1999) Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	Director, Menorah Medical Center Foundation; Director, Economic Development Corporation of Kansas City; Director, Country Club Bank, Kansas City; Trustee of Advisors Fund Complex (49 portfolios overseen)
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Trust: 2010 Fund Complex: 2002	Retired	Director of Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds (29 portfolios overseen); Director, TDAX Independence Funds ; Director, CTMG, Inc. (clinical testing)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Trust: 2010 Fund Complex: 2002	Retired; formerly CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); President of Citgo Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Senior Vice President, Templeton Global Investors (1988-1992)	Trustee of Hansberger Institutional Funds (2000-2007)

Interested Trustees

A Trustee is "interested" by virtue of his/her engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, IICO, the Fund's principal underwriter, IFDI, and each Fund's accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of his/her personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	Trust: 2010 Fund Complex: 2001 Trust: 2010 Fund Complex: 1998	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex	Director of WDR, IICO, WRIMCO, WISC and Waddell & Reed, Inc.; Trustee of each of the funds in the Advisors Fund Complex (49 portfolios overseen); Director, Blue Cross Blue Shield of Kansas City; Director, United Way of Greater Kansas City

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Funds' officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund complex	Officer Since	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President Secretary	Trust: 2010 Fund Complex: 2006 Trust: 2010 Fund Complex: 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund complex	Officer Since	Principal Occupation(s) During Past 5 Years
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President	Trustee: 2010 Fund Complex: 2006	Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the fund Complex (2006 to present)
	Treasurer	Trust: 2010 Fund Complex: 2006	
	Principal Accounting Officer	Trust: 2010 Fund Complex: 2006	
	Principal Financial Officer	Trust: 2010 Fund Complex: 2007	
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Vice President	Trust: 2010 Fund Complex: 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007)
	Assistant Secretary	Trust: 2010 Fund Complex: 2006	
	Associate General Counsel	Trust: 2010 Fund Complex: 2000	
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President	Trust: 2010 Fund Complex: 2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the Funds in the Fund Complex
	Chief Compliance Officer	Trust: 2010 Fund Complex: 2004	
Daniel C. Schulte 6300 Lamar Avenue Overland Park KS 66202 1965	Vice President	Trust: 2010 Fund Complex: 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)
	General Counsel	Trust: 2010 Fund Complex: 2000	
	Assistant Secretary	Trust: 2010 Fund Complex: 2000	

Ivy Funds

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Capital Appreciation Fund

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-IVYSPEC (3-11)

Annual Report

March 31, 2011

Ivy Funds

Ivy Bond Fund	Ivy Limited-Term Bond Fund
Ivy Capital Appreciation Fund	Ivy Managed European/Pacific Fund
Ivy Core Equity Fund	Ivy Managed International Opportunities Fund
Ivy Cundill Global Value Fund	Ivy Micro Cap Growth Fund
Ivy Dividend Opportunities Fund	Ivy Mid Cap Growth Fund
Ivy European Opportunities Fund	Ivy Money Market Fund
Ivy Global Bond Fund	Ivy Municipal Bond Fund
Ivy High Income Fund	Ivy Municipal High Income Fund
Ivy International Balanced Fund	Ivy Pacific Opportunities Fund
Ivy International Core Equity Fund	Ivy Small Cap Growth Fund
Ivy International Growth Fund	Ivy Small Cap Value Fund
Ivy Large Cap Growth Fund	Ivy Tax-Managed Equity Fund
	Ivy Value Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

Economic conditions have improved materially since our last report to you. As the recovery that began in 2009 gained momentum, investors rediscovered their appetite for risk. Stocks and bonds rallied as positive signs appeared. At first, the rise was cautious, but as the year progressed, confidence rose and the markets did likewise.

It wasn't all smooth sailing, however. Optimism was tempered in mid-2010 by the reemergence of the European debt crisis and concerns surrounding the potential for an economic double-dip in the United States. The European banking system was negatively impacted when investors began to question the credit quality of several sovereign governments, particularly Greece, Ireland and Portugal. That, in conjunction with disappointing U.S. economic growth and concern about China's ability to deter inflation, drove a sharp global market correction. The tide turned in August, however, when talk surfaced about additional government stimulus plans, and mid-term elections held out the potential for a more investor-friendly environment in Washington. Stocks rallied late in the third calendar quarter of 2010, boosted by the Federal Reserve's renewed Asset Purchase Program (QEII) and by Congress's decision to extend the Bush-era tax cuts.

In the final calendar quarter of 2010, stocks experienced a dramatic run up, with the broad indexes posting impressive gains. The U.S. economy grew at a 3.2 percent annual rate, outpacing the third quarter's 2.6 percent rate and more in line with the 3.7 percent rate in the first half of the year. The U.S. economy remained resilient during the volatile first calendar quarter of 2011, despite repeated shocks from overseas markets. Political unrest intensified in the Middle East and North Africa, driving oil prices, already bolstered by improving business fundamentals, to recent highs. Investors' attention turned abruptly to Japan on March 11, 2011 when a massive earthquake and tsunami struck the island's northern-Pacific coastline, resulting in tremendous damage, loss of life and a nuclear emergency that sparked international fears about radiation contamination. In light of the severity of the Japan crisis, global stock markets were surprisingly quick to recover.

Despite the difficult backdrop, the markets enjoyed another solid year. The S&P 500 Index posted a 15.65 percent gain for the 12 months ended March 31, 2011, while fixed-income markets, as measured by the Citigroup Broad Investment Grade Index, returned 5.06 percent. Many international markets also saw progress, but trailed that of the U.S. for the year, as evidenced by the MSCI EAFE Index, which rose 10.42 percent over the period.

Numerous imponderables remain, including the problems in the Middle East, which are likely to remain unresolved for some time to come, and government debt and budget problems both abroad and here in the United States. Nonetheless, we are optimistic that better days are ahead. Interest rates are low, Federal Reserve and government policy is accommodative, and companies are reporting robust activity and very strong profits. Acquisition activity, a sign that companies are growing more willing to loosen the purse strings and funnel money into growing their operations, has intensified in recent months.

Economic Snapshot

	03/31/2011	03/31/2010
S&P 500 Index	1325.83	1169.43
MSCI EAFE Index	1702.54	1584.27
Citigroup Broad Investment Grade Index (annualized yield to maturity)	1.46%	3.26%
U.S. unemployment rate	8.8%	9.7%
30-year fixed mortgage rate	4.84%	4.99%
Oil price per barrel	$ 106.72	$ 83.76

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust in Ivy Funds and encourage you to share in our optimism for the future.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2011.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	
Ivy Bond Fund							
Class A	$1,000	$1,007.50	$ 5.72	$1,000	$1,019.21	$ 5.75	1.15%
Class B	$1,000	$1,002.10	$11.21	$1,000	$1,013.72	$11.28	2.25%
Class C	$1,000	$1,003.90	$ 9.32	$1,000	$1,015.63	$ 9.37	1.86%
Class E	$1,000	$1,007.30	$ 5.92	$1,000	$1,019.04	$ 5.96	1.18%
Class I	$1,000	$1,009.10	$ 4.02	$1,000	$1,020.98	$ 4.04	0.79%
Class Y	$1,000	$1,007.90	$ 5.32	$1,000	$1,019.67	$ 5.35	1.05%
Ivy Capital Appreciation Fund							
Class A	$1,000	$1,164.10	$ 6.71	$1,000	$1,018.75	$ 6.26	1.24%
Class B	$1,000	$1,159.20	$11.44	$1,000	$1,014.35	$10.68	2.12%
Class C	$1,000	$1,160.60	$10.48	$1,000	$1,015.24	$ 9.77	1.94%
Class E	$1,000	$1,164.00	$ 6.17	$1,000	$1,019.21	$ 5.75	1.15%
Class I	$1,000	$1,167.10	$ 4.77	$1,000	$1,020.58	$ 4.45	0.87%
Class Y	$1,000	$1,165.20	$ 6.17	$1,000	$1,019.21	$ 5.75	1.15%

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	
Ivy Core Equity Fund							
Class A	$1,000	$1,219.90	$ 7.66	$1,000	$1,018.07	$ 6.96	1.38%
Class B	$1,000	$1,213.30	$13.39	$1,000	$1,012.80	$12.18	2.43%
Class C	$1,000	$1,214.50	$11.74	$1,000	$1,014.30	$10.68	2.13%
Class E	$1,000	$1,220.20	$ 7.44	$1,000	$1,018.22	$ 6.76	1.35%
Class I	$1,000	$1,221.50	$ 5.44	$1,000	$1,020.02	$ 4.95	0.99%
Class Y	$1,000	$1,220.40	$ 6.88	$1,000	$1,018.77	$ 6.26	1.24%
Ivy Cundill Global Value Fund							
Class A	$1,000	$1,135.40	$ 9.61	$1,000	$1,015.92	$ 9.07	1.81%
Class B	$1,000	$1,130.50	$14.38	$1,000	$1,011.39	$13.58	2.72%
Class C	$1,000	$1,131.80	$12.79	$1,000	$1,012.94	$12.08	2.41%
Class E	$1,000	$1,136.90	$ 8.44	$1,000	$1,017.01	$ 7.97	1.59%
Class I	$1,000	$1,138.40	$ 6.84	$1,000	$1,018.56	$ 6.46	1.28%
Class Y	$1,000	$1,139.30	$ 6.42	$1,000	$1,018.95	$ 6.06	1.20%
Ivy Dividend Opportunities Fund							
Class A	$1,000	$1,212.70	$ 7.19	$1,000	$1,018.44	$ 6.56	1.30%
Class B	$1,000	$1,207.10	$12.14	$1,000	$1,013.97	$11.08	2.20%
Class C	$1,000	$1,208.30	$11.04	$1,000	$1,014.95	$10.07	2.00%
Class E	$1,000	$1,213.00	$ 7.52	$1,000	$1,018.11	$ 6.86	1.37%
Class I	$1,000	$1,215.20	$ 5.32	$1,000	$1,020.11	$ 4.85	0.97%
Class Y	$1,000	$1,214.00	$ 6.64	$1,000	$1,018.93	$ 6.06	1.20%
Ivy European Opportunities Fund							
Class A	$1,000	$1,123.50	$ 9.34	$1,000	$1,016.11	$ 8.87	1.77%
Class B	$1,000	$1,118.10	$14.40	$1,000	$1,011.29	$13.68	2.74%
Class C	$1,000	$1,119.60	$12.82	$1,000	$1,012.88	$12.18	2.42%
Class E**	$1,000	$1,126.10	$ 6.91	$1,000	$1,018.41	$ 6.56	1.31%
Class I	$1,000	$1,126.70	$ 6.27	$1,000	$1,019.08	$ 5.96	1.17%
Class Y	$1,000	$1,124.80	$ 7.65	$1,000	$1,017.73	$ 7.26	1.44%
Ivy Global Bond Fund							
Class A	$1,000	$1,011.90	$ 4.93	$1,000	$1,020.00	$ 4.95	0.99%
Class B	$1,000	$1,008.10	$ 8.74	$1,000	$1,016.26	$ 8.77	1.74%
Class C	$1,000	$1,008.10	$ 8.74	$1,000	$1,016.26	$ 8.77	1.74%
Class I	$1,000	$1,013.20	$ 3.72	$1,000	$1,021.24	$ 3.74	0.74%
Class Y	$1,000	$1,012.90	$ 4.93	$1,000	$1,020.00	$ 4.95	0.99%
Ivy High Income Fund							
Class A	$1,000	$1,083.60	$ 5.42	$1,000	$1,019.73	$ 5.25	1.04%
Class B	$1,000	$1,079.40	$ 9.57	$1,000	$1,015.75	$ 9.27	1.84%
Class C	$1,000	$1,079.90	$ 9.05	$1,000	$1,016.20	$ 8.77	1.75%
Class E	$1,000	$1,081.80	$ 7.08	$1,000	$1,018.16	$ 6.86	1.36%
Class I	$1,000	$1,085.20	$ 3.96	$1,000	$1,021.08	$ 3.84	0.77%
Class Y	$1,000	$1,083.80	$ 5.31	$1,000	$1,019.83	$ 5.15	1.02%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	
Ivy International Balanced Fund							
Class A	$1,000	$1,077.40	$ 7.27	$1,000	$1,017.91	$ 7.06	1.41%
Class B	$1,000	$1,072.00	$12.22	$1,000	$1,013.15	$11.88	2.36%
Class C	$1,000	$1,074.40	$10.68	$1,000	$1,014.66	$10.38	2.06%
Class E	$1,000	$1,078.20	$ 6.86	$1,000	$1,018.30	$ 6.66	1.33%
Class I	$1,000	$1,079.90	$ 4.99	$1,000	$1,020.08	$ 4.85	0.97%
Class Y	$1,000	$1,078.40	$ 6.44	$1,000	$1,018.74	$ 6.26	1.24%
Ivy International Core Equity Fund							
Class A	$1,000	$1,125.80	$ 7.65	$1,000	$1,017.78	$ 7.26	1.43%
Class B	$1,000	$1,120.90	$12.20	$1,000	$1,013.42	$11.58	2.31%
Class C	$1,000	$1,121.60	$11.14	$1,000	$1,014.46	$10.58	2.10%
Class E	$1,000	$1,124.90	$ 8.07	$1,000	$1,017.31	$ 7.67	1.53%
Class I	$1,000	$1,127.10	$ 5.74	$1,000	$1,019.58	$ 5.45	1.07%
Class Y	$1,000	$1,125.70	$ 7.01	$1,000	$1,018.31	$ 6.66	1.33%
Ivy International Growth Fund							
Class A	$1,000	$1,127.10	$ 8.72	$1,000	$1,016.78	$ 8.27	1.63%
Class B	$1,000	$1,121.20	$13.79	$1,000	$1,011.89	$13.08	2.62%
Class C	$1,000	$1,121.30	$13.68	$1,000	$1,012.03	$12.98	2.59%
Class E**	$1,000	$1,128.00	$ 7.55	$1,000	$1,017.78	$ 7.16	1.43%
Class I	$1,000	$1,128.90	$ 6.92	$1,000	$1,018.42	$ 6.56	1.31%
Class Y	$1,000	$1,128.10	$ 7.34	$1,000	$1,018.06	$ 6.96	1.38%
Ivy Large Cap Growth Fund							
Class A	$1,000	$1,169.50	$ 6.18	$1,000	$1,019.21	$ 5.75	1.15%
Class B	$1,000	$1,161.80	$12.32	$1,000	$1,013.57	$11.48	2.28%
Class C	$1,000	$1,164.00	$10.60	$1,000	$1,015.10	$ 9.87	1.97%
Class E	$1,000	$1,168.70	$ 6.18	$1,000	$1,019.21	$ 5.75	1.15%
Class I	$1,000	$1,170.60	$ 4.99	$1,000	$1,020.35	$ 4.65	0.92%
Class R	$1,000	$1,167.40	$ 7.91	$1,000	$1,017.67	$ 7.36	1.46%
Class Y	$1,000	$1,169.40	$ 5.75	$1,000	$1,019.65	$ 5.35	1.06%
Ivy Limited-Term Bond Fund							
Class A	$1,000	$ 989.40	$ 4.58	$1,000	$1,020.35	$ 4.65	0.92%
Class B	$1,000	$ 985.40	$ 8.64	$1,000	$1,016.23	$ 8.77	1.75%
Class C	$1,000	$ 985.90	$ 8.14	$1,000	$1,016.74	$ 8.27	1.64%
Class E	$1,000	$ 989.00	$ 4.97	$1,000	$1,019.95	$ 5.05	1.00%
Class I	$1,000	$ 990.70	$ 3.28	$1,000	$1,021.60	$ 3.34	0.67%
Class Y	$1,000	$ 989.40	$ 4.58	$1,000	$1,020.36	$ 4.65	0.92%
Ivy Managed European/Pacific Fund							
Class A	$1,000	$1,077.50	$ 3.01	$1,000	$1,022.07	$ 2.93	0.57%
Class B	$1,000	$1,075.00	$ 7.57	$1,000	$1,017.65	$ 7.36	1.46%
Class C	$1,000	$1,074.80	$ 6.95	$1,000	$1,018.20	$ 6.76	1.35%
Class E**	$1,000	$1,078.50	$ 2.39	$1,000	$1,022.60	$ 2.33	0.47%
Class I	$1,000	$1,079.30	$ 1.14	$1,000	$1,023.80	$ 1.11	0.23%
Class Y	$1,000	$1,077.30	$ 3.01	$1,000	$1,022.08	$ 2.93	0.57%

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	Beginning Account Value 9-30-10	Ending Account Value 3-31-11	Expenses Paid During Period*	
Ivy Managed International Opportunities Fund							
Class A	$1,000	$1,092.20	$ 2.51	$1,000	$1,022.54	$ 2.43	0.48%
Class B	$1,000	$1,089.80	$ 7.00	$1,000	$1,018.22	$ 6.76	1.35%
Class C	$1,000	$1,089.00	$ 6.48	$1,000	$1,018.69	$ 6.26	1.25%
Class E**	$1,000	$1,094.10	$ 2.09	$1,000	$1,022.94	$ 2.02	0.40%
Class I	$1,000	$1,094.40	$ 0.84	$1,000	$1,024.17	$ 0.81	0.15%
Class Y	$1,000	$1,093.60	$ 2.51	$1,000	$1,022.54	$ 2.43	0.48%
Ivy Micro Cap Growth Fund							
Class A	$1,000	$1,252.40	$10.36	$1,000	$1,015.76	$ 9.27	1.84%
Class B	$1,000	$1,245.30	$16.84	$1,000	$1,009.94	$15.07	3.01%
Class C	$1,000	$1,248.60	$14.50	$1,000	$1,012.08	$12.98	2.58%
Class I	$1,000	$1,256.30	$ 7.67	$1,000	$1,018.17	$ 6.86	1.36%
Class Y	$1,000	$1,254.10	$ 9.13	$1,000	$1,016.86	$ 8.17	1.62%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,234.70	$ 8.04	$1,000	$1,017.74	$ 7.26	1.44%
Class B	$1,000	$1,229.40	$13.26	$1,000	$1,012.98	$11.98	2.40%
Class C	$1,000	$1,230.30	$11.82	$1,000	$1,014.33	$10.68	2.13%
Class E	$1,000	$1,234.40	$ 8.94	$1,000	$1,016.98	$ 8.07	1.60%
Class I	$1,000	$1,237.50	$ 6.04	$1,000	$1,019.56	$ 5.45	1.08%
Class R	$1,000	$1,233.60	$ 9.05	$1,000	$1,016.87	$ 8.17	1.62%
Class Y	$1,000	$1,235.90	$ 6.93	$1,000	$1,018.71	$ 6.26	1.25%
Ivy Money Market Fund							
Class A	$1,000	$1,000.30	$ 1.80	$1,000	$1,023.11	$ 1.82	0.37%
Class B***	$1,000	$1,000.30	$ 1.80	$1,000	$1,023.11	$ 1.82	0.37%
Class C***	$1,000	$1,000.30	$ 1.80	$1,000	$1,023.11	$ 1.82	0.37%
Class E	$1,000	$1,000.30	$ 1.80	$1,000	$1,023.11	$ 1.82	0.37%
Ivy Municipal Bond Fund							
Class A	$1,000	$ 958.90	$ 5.29	$1,000	$1,019.57	$ 5.45	1.08%
Class B	$1,000	$ 955.20	$ 8.99	$1,000	$1,015.68	$ 9.27	1.85%
Class C	$1,000	$ 955.20	$ 8.99	$1,000	$1,015.77	$ 9.27	1.84%
Class I	$1,000	$ 959.90	$ 4.21	$1,000	$1,020.66	$ 4.34	0.86%
Class Y	$1,000	$ 959.00	$ 5.29	$1,000	$1,019.57	$ 5.45	1.07%
Ivy Municipal High Income Fund							
Class A	$1,000	$ 957.60	$ 4.60	$1,000	$1,020.27	$ 4.75	0.93%
Class B	$1,000	$ 953.80	$ 8.40	$1,000	$1,016.38	$ 8.67	1.72%
Class C	$1,000	$ 954.30	$ 8.01	$1,000	$1,016.69	$ 8.27	1.65%
Class I	$1,000	$ 958.70	$ 3.43	$1,000	$1,021.44	$ 3.54	0.70%
Class Y	$1,000	$ 958.00	$ 4.31	$1,000	$1,020.51	$ 4.45	0.89%

See footnotes on page 9.

Fund	Actual[1] Beginning Account Value 9-30-10	Actual[1] Ending Account Value 3-31-11	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-10	Hypothetical[2] Ending Account Value 3-31-11	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Pacific Opportunities Fund							
Class A	$1,000	$1,068.10	$ 8.69	$1,000	$1,016.50	$ 8.47	1.69%
Class B	$1,000	$1,062.40	$14.23	$1,000	$1,011.13	$13.88	2.77%
Class C	$1,000	$1,064.10	$12.49	$1,000	$1,012.80	$12.18	2.43%
Class E**	$1,000	$1,069.90	$ 7.04	$1,000	$1,018.17	$ 6.86	1.36%
Class I	$1,000	$1,070.80	$ 6.42	$1,000	$1,018.78	$ 6.26	1.23%
Class Y	$1,000	$1,068.80	$ 7.65	$1,000	$1,017.49	$ 7.46	1.49%
Ivy Small Cap Growth Fund							
Class A	$1,000	$1,252.20	$ 8.33	$1,000	$1,017.51	$ 7.46	1.49%
Class B	$1,000	$1,246.30	$14.04	$1,000	$1,012.44	$12.58	2.50%
Class C	$1,000	$1,248.50	$12.03	$1,000	$1,014.18	$10.78	2.16%
Class E	$1,000	$1,251.80	$ 8.78	$1,000	$1,017.17	$ 7.87	1.56%
Class I	$1,000	$1,254.80	$ 5.98	$1,000	$1,019.59	$ 5.35	1.07%
Class R	$1,000	$1,251.40	$ 9.12	$1,000	$1,016.85	$ 8.17	1.62%
Class Y	$1,000	$1,253.10	$ 7.44	$1,000	$1,018.35	$ 6.66	1.32%
Ivy Small Cap Value Fund							
Class A	$1,000	$1,228.50	$ 8.91	$1,000	$1,016.94	$ 8.07	1.60%
Class B	$1,000	$1,221.40	$15.11	$1,000	$1,011.33	$13.68	2.73%
Class C	$1,000	$1,224.20	$13.12	$1,000	$1,013.16	$11.88	2.36%
Class E**	$1,000	$1,230.30	$ 6.80	$1,000	$1,018.79	$ 6.16	1.23%
Class I	$1,000	$1,231.50	$ 6.14	$1,000	$1,019.38	$ 5.55	1.11%
Class Y	$1,000	$1,229.60	$ 7.69	$1,000	$1,018.07	$ 6.96	1.38%
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$1,160.50	$ 9.83	$1,000	$1,015.88	$ 9.17	1.82%
Class B	$1,000	$1,158.20	$12.63	$1,000	$1,013.19	$11.78	2.35%
Class C	$1,000	$1,158.20	$12.84	$1,000	$1,013.02	$11.98	2.39%
Class I	$1,000	$1,161.60	$ 8.75	$1,000	$1,016.79	$ 8.17	1.63%
Class Y	$1,000	$1,160.50	$ 9.29	$1,000	$1,016.33	$ 8.67	1.73%
Ivy Value Fund							
Class A	$1,000	$1,190.60	$ 8.43	$1,000	$1,017.21	$ 7.77	1.55%
Class B	$1,000	$1,181.10	$16.47	$1,000	$1,009.87	$15.17	3.02%
Class C	$1,000	$1,185.30	$12.78	$1,000	$1,013.26	$11.78	2.34%
Class E**	$1,000	$1,191.70	$ 6.58	$1,000	$1,018.92	$ 6.06	1.21%
Class I	$1,000	$1,192.20	$ 5.92	$1,000	$1,019.53	$ 5.45	1.08%
Class Y	$1,000	$1,191.40	$ 7.23	$1,000	$1,018.31	$ 6.66	1.33%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2011, and divided by 365.

**Class closed to investment.

*** These shares are not available for direct investments. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Ivy Bond Fund

  

Thomas B. Houghton David W. Land Christopher R. Sebald

Ivy Bond Fund is subadvised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA; David W. Land, CFA; and Christopher R. Sebald, CFA; portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Houghton has managed the Fund for six years and has 18 years of industry experience. Mr. Land has managed the Fund for six years and has 20 years of industry experience. Mr. Sebald has managed the Fund for seven years and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Bond Fund (Class A shares at net asset value)	**7.08%**
Benchmark(s) and/or Lipper Category	
Citigroup Broad Investment Grade Index (generally reflects the performance of securities representing the bond market)	**5.06%**
Lipper Corporate Debt Funds A Rated Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	**6.10%**

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Growth, with help

The U.S. economy continued to grow over the year, but not without substantial help from the Federal Reserve. As the U.S. economy started to falter over the summer, with paltry employment growth coinciding with peripheral European governments needing bailouts, stock prices fell, and U.S. Treasury bond yields fell 1.5 percent. About mid-year, the Fed announced it would buy additional U.S. bonds to support the recovery. Markets responded positively over the next two quarters with rising stock prices, higher bond yields and narrower non-government bond yields.

The growth rate of the U.S. economy continues to underperform compared to previous recoveries and is keeping long-term interest rates in a narrow range. Slowly improving economic fundamentals in the U.S. have faced a stiff head wind as risks have materialized in the latest quarter around the globe. The tsunami in Japan, rising oil prices and the risk of a bailout for Portugal all reduced growth expectations and kept interest rates a little lower than otherwise.

Rising oil prices are likely the biggest potential drag on growth in the U.S. In addition, the unemployment rate remains high, and wage growth remains stubbornly low. At current levels, high oil prices have already impacted certain segments of the economy and the bond market. We believe that higher oil prices likely will crimp risk assets such as stocks and high-yield bonds, and may even keep interest rates a little lower than otherwise. Regardless of oil prices and the state of the economy, we believe the Fed likely will begin moving away from stimulus in the coming year as indicated by its recent confirmation that it will end its bond buying strategy. We will now see if the economy can continue to expand at a satisfactory rate without the help of Fed or government programs.

Sources of strength, weakness

The Fund's holdings in corporate bonds and commercial mortgage-backed securities (CMBS) performed the best of any bond class over the year. U.S. Treasury yields ended the year lower than where they began. However, corporate and CMBS yields fell more, as we believe investors became more comfortable that the recovery that began the previous summer would continue and default risk would fall further. High-yield corporate bonds were strong as well. While the Fund held exposures in both sectors, higher proportions in both would have helped performance.

We increased the Fund's exposure to agency mortgage securities and commercial mortgage-backed securities during the year. We reduced the Fund's holdings in agency senior bonds and other government-guaranteed bonds.

Economic improvement should continue, but global risks remain

We believe steady economic improvement will occur in the coming quarters with continued expansion in employment, business results and personal income. The industrial sector continues to be strong, showing month-to-month growth. However, the rate of growth in the industrial sector appears to have slowed in recent months. While we feel this is certainly not likely to derail the expansion, we believe it is a signal that we are likely in the later stages of the business cycle where strong improvement is harder to come by. In spite of these positive trends, it wouldn't be prudent to overlook the global risks and the potential impact of upcoming transitions in monetary and fiscal policy.

It is our observation that inflation worries continue to fester and inflation has risen significantly in other parts of the world, particularly in developing countries. While we don't believe U.S. core inflation will move outside of the Fed's range this year, core and headline inflation (the raw inflation figure as reported through the Consumer Price Index) have reversed their downward trend. We believe the response by consumers and businesses will determine whether the perception of inflation hinders the economy's growth.

Monetary policy will change when the Federal Reserve's quantitative easing program ends in June. The market has been sensitive to changes in fiscal and monetary policy, as demonstrated by the housing market's significant decline after the end of the government's first-time homebuyer program in 2010. Monetary authorities around the globe have been tightening policy for some time now to ward off inflation in their home countries. Fixed-income markets could see higher rates in anticipation of a similar move by the Fed and stocks could suffer, in the least, from sideways performance.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Bond Fund.

Asset Allocation

Bonds	**95.6%**
Corporate Debt Securities	49.8%
United States Government and Government Agency Obligations	44.7%
Municipal Bonds – Taxable	1.1%
Cash and Cash Equivalents and Equities	**4.4%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	26/127	21
3 Year	74/122	61
5 Year	87/114	76
10 Year	49/63	77

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**83.1%**
AAA	51.3%
AA	2.9%
A	11.7%
BBB	17.2%
Non-Investment Grade	**12.5%**
BB	8.7%
B	2.3%
CCC	0.5%
Below CCC	0.4%
Non-rated	0.6%
Cash and Cash Equivalents and Equities	**4.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Ivy Bond Fund

(UNAUDITED)



Ivy Bond Fund, Class A Shares[1]	$13,803
Citigroup Broad Investment Grade Index	$16,497
Lipper Corporate Debt Funds A Rated Universe Average	$15,714

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-11	0.92%	1.94%	6.31%	0.86%	7.43%	7.17%
5-year period ended 3-31-11	2.67%	2.51%	3.08%	—	—	3.92%
10-year period ended 3-31-11	3.81%	—	—	—	—	—
Since inception of Class[3] through 3-31-11	—	2.25%	2.51%	1.62%	3.65%	3.41%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.*

(3) *12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Bond Fund merged into the Ivy Bond Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Bond Fund Class A shares, restated to reflect current sales charges applicable to Ivy Bond Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Bond Fund. If these expenses were reflected, performance shown would differ.

Ivy Bond Fund (in thousands) MARCH 31, 2011

PREFERRED STOCKS	Shares	Value
Diversified REITs – 0.1%		
PS Business Parks, Inc., 7.0% Cumulative	11	$ 261
Specialized REITs – 0.0%		
Public Storage, Inc., 6.25% Cumulative	2	55
TOTAL PREFERRED STOCKS – 0.1%		**$ 316**
(Cost: $315)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.2%		
Level 3 Communications, Inc., 4.950%, 2–15–21	$ 725	728
Agricultural Products – 0.3%		
Archer-Daniels-Midland Company, 4.700%, 3–1–21 (A)	1,170	1,183
Airlines – 2.2%		
America West Airlines, Inc. Pass Through Certificates, Series 2000–1, 8.057%, 7–2–20	1,835	1,917
Continental Airlines 2001–1 A–1, 8.048%, 11–1–20	1,104	1,203
Continental Airlines Pass Through Certificates, Series 2009–2, 7.250%, 11–10–19	739	798
Delta Air Lines, Inc. Class A Pass Through Certificates, Series 2010–2, 4.950%, 5–23–19	845	845
United Air Lines, Inc., 10.400%, 11–1–16	1,077	1,233
US Airways Group, Inc. Class A, 6.250%, 4–22–23	1,350	1,349
US Airways Group, Inc. Class B, 8.500%, 4–22–17	1,000	1,005
		8,350
Apparel Retail – 0.5%		
Limited Brands, Inc., 6.625%, 4–1–21	2,030	2,076
Application Software – 0.5%		
Intuit Inc., 5.750%, 3–15–17	1,780	1,947
Asset-Backed Security – 4.1%		
Ally Auto Receivables Trust 2010–2, 3.510%, 11–15–16 (B)	1,480	1,506
AmeriCredit Automobile Receivables Trust 2011–1, 2.850%, 8–8–16	1,200	1,200
BankAmerica Manufactured Housing Contract Trust, 7.800%, 10–10–26	224	225
Capital Auto Receivables Asset Trust 2007–1, 6.570%, 9–16–13 (B)	625	654
Capital Auto Receivables Asset Trust 2007–2, 8.300%, 2–18–14 (B)	1,000	1,054
Capital Auto Receivables Asset Trust 2007–3, 8.000%, 3–17–14 (B)	480	506
CarMax Auto Owner Trust 2007–3, 7.580%, 3–17–14	380	394

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Asset-Backed Security (Continued)		
Chrysler Financial Auto Securitization Trust 2010–A, 1.650%, 11–8–13	$ 1,780	$ 1,782
CountryPlace Manufactured Housing Contract Trust 2005–1:		
4.800%, 12–15–35 (A)(B)	1,207	1,041
5.200%, 12–15–35 (A)(B)	300	233
Ford Credit Auto Lease Trust, Series 2010–A, Class A–2, 1.040%, 3–15–13 (B)	553	553
Ford Credit Auto Owner Trust 2009–B A3, 2.790%, 8–15–13	244	247
GE Capital Credit Card Master Note Trust, Series 2009–2, 3.690%, 7–15–15	870	900
GE Capital Credit Card Master Note Trust, Series 2009–3, 2.540%, 9–15–14	485	489
Green Tree Financial Corporation:		
6.400%, 10–15–18	54	54
8.300%, 11–15–19	153	155
Harley–Davidson Motorcycle Trust 2009–4, 1.160%, 10–15–12	115	115
Honda Auto Receivables 2010–1 Owner Trust, 0.620%, 2–21–12	795	795
JPMorgan Auto Receivables Trust 2007–A, 7.090%, 2–15–14 (B)	148	148
Origen Manufactured Housing Contract Trust 2004–A, 5.700%, 1–15–35	743	772
Origen Manufactured Housing Contract Trust 2004–B:		
4.750%, 8–15–21	536	539
5.730%, 11–15–35 (A)	953	975
Origen Manufactured Housing Contract Trust 2005–A, 5.860%, 6–15–36 (A)	103	103
Origen Manufactured Housing Contract Trust 2005–B:		
5.605%, 5–15–22	560	587
5.910%, 1–15–37	700	739
		15,766
Auto Parts & Equipment – 0.7%		
Dana Holding Corporation, 6.500%, 2–15–19	1,500	1,492
Tenneco Inc., 6.875%, 12–15–20 (B)	850	880
		2,372
Automobile Manufacturers – 0.5%		
Hyundai Capital Services, Inc., 4.375%, 7–27–16 (B)	2,000	2,008
Biotechnology – 0.2%		
Genzyme Corporation, 3.625%, 6–15–15	900	934
Building Products – 0.6%		
CRH America, Inc., 6.000%, 9–30–16	2,225	2,395

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
CMBS Other – 6.8%		
Bear Stearns Commercial Mortgage Securities Inc., Commercial Mortgage Pass-Through Certificates, Series 2004–TOP16 Class A–4, 4.320%, 2–13–46	$ 606	$ 609
Bear Stearns Commercial Mortgage Securities Trust 2004–PWR4, 5.468%, 6–11–41 (A)	1,598	1,716
Carey Commercial Mortgage Trust Series 2002–1, 5.970%, 9–20–19 (B)	162	163
Commercial Mortgage Asset Trust, 7.800%, 11–17–32 (A)	1,000	1,091
Commercial Mortgage Asset Trust, Commercial Mortgage Pass-Through Certificates, Series 1999–C1, 6.640%, 1–17–32	29	29
Commerical Mortgage Asset Trust, 6.975%, 1–17–32	2,000	2,093
Credit Suisse First Boston Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005–C2, 4.691%, 4–15–37	3,312	3,348
Extended Stay America Trust, Commercial Mortgage Pass-Through Certificates, Series 2010–ESH:		
4.221%, 11–5–27 (C)	1,000	1,006
4.860%, 11–5–27 (B)	1,400	1,420
First Union National Bank Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2001–C4, 7.190%, 12–12–33 (A)(B)	750	757
GMAC Commercial Mortgage Securities, 5.940%, 7–1–13 (B)	12	9
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006–1, 5.506%, 11–11–38 (B)	2,319	1,185
Hometown Commercial Trust 2007–1, Commercial Mortgage-Backed Notes, Series 2007–1, 6.057%, 6–11–39 (B)	395	121
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2005–LDP2, 4.625%, 3–15–46	99	100
J.P. Morgan Chase Commercial Mortgage Securities Trust 2009–IWST, Commercial Mortgage Pass-Through Certificates, Series 2009–IWST:		
1.997%, 12–5–27 (A)(B)	6,151	790
7.446%, 12–5–27 (A)(B)	1,500	1,692
LB-UBS Commercial Mortgage Trust 2003–C7, 5.115%, 7–15–37 (A)(B)	1,000	933
Merrill Lynch Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2003–Key1, 4.893%, 11–12–35	189	195
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005–RR4:		
1.150%, 11–28–35 (A)(B)(D)	7,612	69
5.000%, 11–28–35 (B)	2,000	1,940
5.880%, 11–28–35 (A)(B)	1,280	877

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
CMBS Other (Continued)		
Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998–D6, 6.000%, 3–15–30 (B)	$ 500	$ 521
OBP Depositor LLC Trust, Commercial Mortgage Pass-Through Certificates, Series 2010–OBP, 4.646%, 7–15–45 (B)	1,655	1,678
TIAA Seasoned Commercial Mortgage Trust 2007–C4, 5.580%, 8–15–39 (A)	612	618
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010–VNO, 5.280%, 9–13–28 (B)	1,200	1,177
WF-RBS Commercial Mortgage Trust 2011–C2 A–2, 3.791%, 2–15–44 (B)	1,485	1,498
		25,635
Coal & Consumable Fuels – 0.6%		
Peabody Energy Corporation, 7.375%, 11–1–16	2,000	2,220
Consumer Finance – 2.1%		
Ally Financial Inc., 4.500%, 2–11–14	2,000	2,000
American Express Bank, FSB (Federal Deposit Insurance Corporation), 3.150%, 12–9–11 (E)	250	255
AmeriGas Partners, L.P. and AmeriGas Finance Corp., 6.500%, 5–20–21	1,000	1,026
Discover Financial Services, 6.450%, 6–12–17	660	711
Ford Motor Credit Company LLC, 5.625%, 9–15–15	1,500	1,568
SLM Corporation, 6.250%, 1–25–16	2,250	2,346
		7,906
Data Processing & Outsourced Services – 0.7%		
Fiserv, Inc., 4.625%, 10–1–20	2,555	2,502
Diversified Banks – 2.2%		
Lloyds TSB Bank plc, 4.875%, 1–21–16	3,010	3,100
Royal Bank of Scotland plc (The), 4.375%, 3–16–16	1,995	2,005
U.S. Bank, N.A., 3.778%, 4–29–20	3,240	3,296
		8,401
Diversified Chemicals – 0.4%		
Nalco Company, 6.625%, 1–15–19 (B)	1,500	1,543
Electric Utilities – 0.7%		
Southwestern Electric Power Company, 5.550%, 1–15–17	2,395	2,538

Ivy Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Distributors – 0.2%		
Cargill, Inc.,		
5.200%, 1–22–13 (B)	$ 725	$ 774
Gas Utilities – 0.1%		
Ferrellgas, L.P. and Ferrellgas Finance Corp.,		
9.125%, 10–1–17	500	558
Health Care Distributors – 0.3%		
McKesson Corporation,		
6.000%, 3–1–41	975	1,010
Health Care Equipment – 0.2%		
Boston Scientific Corporation,		
5.450%, 6–15–14	650	693
Health Care Services – 0.8%		
Medco Health Solutions, Inc.,		
7.125%, 3–15–18	1,030	1,199
Quest Diagnostics Incorporated,		
5.750%, 1–30–40	1,815	1,748
		2,947
Health Care Supplies – 0.7%		
Bio-Rad Laboratories, Inc.,		
4.875%, 12–15–20	2,875	2,828
Home Improvement Retail – 0.4%		
Home Depot, Inc. (The),		
5.950%, 4–1–41	1,685	1,680
Industrial Conglomerates – 0.3%		
Tyco International Finance S.A.,		
8.500%, 1–15–19	845	1,089
Integrated Telecommunication Services – 0.5%		
Qwest Communications International Inc.,		
7.125%, 4–1–18	1,500	1,618
Investment Banking & Brokerage – 2.3%		
Goldman Sachs Group, Inc. (The):		
5.150%, 1–15–14	485	520
6.150%, 4–1–18	3,015	3,264
Morgan Stanley:		
6.000%, 5–13–14	1,255	1,364
6.250%, 8–28–17	2,600	2,822
5.500%, 7–24–20	880	878
		8,848
Life & Health Insurance – 1.8%		
StanCorp Financial Group, Inc.:		
6.875%, 10–1–12	450	479
6.900%, 6–1–67	1,800	1,727
Symetra Financial Corporation:		
6.125%, 4–1–16 (B)	1,450	1,504
8.300%, 10–15–37 (B)	885	892
Unum Group,		
7.125%, 9–30–16	2,000	2,252
		6,854
Metal & Glass Containers – 0.3%		
Ball Corporation:		
7.125%, 9–1–16	455	498
7.375%, 9–1–19	500	541
		1,039

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities – 0.6%		
CMS Energy Corporation,		
8.750%, 6–15–19	$ 1,825	$ 2,176
Oil & Gas Drilling – 0.2%		
Pride International, Inc.,		
8.500%, 6–15–19	590	729
Oil & Gas Equipment & Services – 0.5%		
Key Energy Services, Inc.,		
6.750%, 3–1–21	2,000	2,035
Oil & Gas Exploration & Production – 0.9%		
Chesapeake Energy Corporation,		
6.125%, 2–15–21	1,240	1,280
QEP Resources, Inc.,		
6.875%, 3–1–21	2,000	2,100
		3,380
Oil & Gas Refining & Marketing – 1.7%		
NuStar Logistics, L.P.,		
7.650%, 4–15–18	2,800	3,264
Whiting Petroleum Corporation,		
6.500%, 10–1–18	3,000	3,105
		6,369
Oil & Gas Storage & Transportation – 2.2%		
Energy Transfer Partners, L.P.,		
9.000%, 4–15–19	2,665	3,363
Kinder Morgan Finance Company, ULC,		
6.000%, 1–15–18 (B)	2,835	2,927
Sunoco Logistics Partners Operations L.P.,		
6.850%, 2–15–40	1,265	1,353
Williams Partners L.P.,		
7.250%, 2–1–17	770	901
		8,544
Other Diversified Financial Services – 1.1%		
Bank of America Corporation,		
7.375%, 5–15–14	1,540	1,738
Citigroup Inc.:		
6.010%, 1–15–15	1,080	1,179
6.125%, 5–15–18	1,145	1,247
		4,164
Other Mortgage-Backed Securities – 5.3%		
Aames Mortgage Trust 2001–4,		
6.650%, 1–25–32 (A)	386	225
ABFS Mortgage Loan Trust 2001–2,		
7.490%, 12–25–31 (A)	683	432
Asset Securitization Corporation:		
1.405%, 10–13–26 (A)(B)(D)	2,711	12
8.621%, 8–13–29 (A)(D)	676	69
6.930%, 2–14–43 (A)	170	178
Banc of America Alternative Loan Trust 2003–05,		
5.500%, 7–25–33	1,056	179
Banc of America Alternative Loan Trust 2005–06,		
6.000%, 7–25–35	637	234
Banc of America Alternative Loan Trust 2005–10:		
5.640%, 11–25–35 (A)	127	2
5.644%, 11–25–35 (A)	257	20

Ivy Bond Fund (in thousands) MARCH 31, 2011

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Banc of America Alternative Loan Trust 2005–12,		
5.765%, 1–25–36 (A)	$ 273	$ 17
Banc of America Mortgage Trust 2003–09,		
5.500%, 12–25–33	618	369
Banc of America Mortgage Trust 2004–03,		
4.875%, 4–25–19	246	215
Banc of America Mortgage Trust 2007–01:		
6.000%, 3–25–37	3,554	29
BlackRock Capital Finance,		
7.750%, 9–25–26 (B)	511	128
C-Bass 2006–CB2 Trust,		
5.860%, 12–25–36	530	258
C-Bass 2006–MH1 Trust:		
5.970%, 10–25–36 (A)(B)	1,215	1,272
6.240%, 10–25–36 (A)(B)	88	89
CD 2006–CD2 Mortgage Trust,		
5.618%, 1–15–46 (A)(B)	710	699
CHL Mortgage Pass-Through Trust 2004–J4,		
5.250%, 5–25–34	529	407
CitiMortgage Alternative Loan Trust, Series 2007–A7,		
6.250%, 7–25–37	159	6
Collateralized Mortgage Obligation Trust,		
5.000%, 7–1–18	16	16
CWHEQ Home Equity Loan Trust, Series 2006–S6,		
5.962%, 3–25–34 (A)	146	75
CWHEQ Home Equity Loan Trust, Series 2007–S2,		
5.934%, 5–25–37 (A)	394	240
First Horizon Mortgage Pass-Through Trust 2003–8,		
5.133%, 10–25–33 (A)	304	220
First Horizon Mortgage Pass-Through Trust 2007–4,		
5.500%, 8–25–22	408	381
Global Mortgage Securitization 2005–A Ltd. and Global Mortgage Securitization 2005–A LLC:		
5.250%, 4–25–32	694	522
5.410%, 4–25–32 (A)	1,069	714
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC:		
5.250%, 11–25–32 (B)	1,433	1,137
GMACM Home Equity Loan Trust 2006–HE3,		
6.088%, 10–25–36 (A)	350	220
GMACM Home Equity Loan Trust 2007–HE1,		
5.952%, 8–25–37 (A)	570	336
GS Mortgage Securities 2010–C1 A2,		
4.592%, 8–10–43 (B)	1,535	1,540
Impac CMB Trust Series 2003–2F,		
7.000%, 1–25–33 (A)	424	342
J.P. Morgan Mortgage Trust 2004–A3,		
4.290%, 7–25–34 (A)	401	304
J.P. Morgan Mortgage Trust 2006–A2:		
2.974%, 11–25–33 (A)	493	465
2.954%, 8–25–34 (A)	1,949	1,161
J.P. Morgan Mortgage Trust 2007–A1,		
3.675%, 7–25–35 (A)	2,091	78
Morgan Stanley Capital I,		
4.700%, 9–15–47 (B)	1,320	1,342
Morgan Stanley Capital I Trust 2004–TOP15:		
4.690%, 6–13–41	65	65
5.030%, 6–13–41	1,000	1,025
Morgan Stanley Capital I Trust 2007–HQ12,		
5.597%, 4–12–49 (A)	$ 1,087	$ 1,105
National Collegiate Trust 1997–S2 (The),		
7.240%, 9–20–14	16	10
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B)	1	1
7.914%, 9–28–24 (A)(B)	5	3
RALI Series 2003–QS10 Trust,		
5.750%, 5–25–33	190	140
RASC Series 2003–KS10 Trust,		
6.410%, 12–25–33	265	93
RESI Finance Limited Partnership 2003–C and RESI Finance DE Corporation 2003–C,		
1.658%, 9–10–35 (A)(B)	1,186	988
RFMSI Series 2004–S5 Trust:		
4.500%, 5–25–19	311	246
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997–HUD1,		
7.750%, 12–25–30 (A)	844	406
Structured Adjustable Rate Mortgage Loan Trust, Series 2005–21,		
5.400%, 11–25–35 (A)	1,575	220
Structured Asset Mortgage Investments, Inc.:		
4.696%, 5–2–30 (A)	14	9
Structured Asset Securities Corporation:		
6.290%, 11–25–32 (A)	221	186
5.250%, 8–25–33	364	234
TimberStar Trust I,		
6.208%, 10–15–36 (B)	560	582
Washington Mutual MSC Mortgage Pass-Through Certificates Series 2002–MS11 Trust,		
5.641%, 12–25–32 (A)	635	389
Wells Fargo Alternative Loan 2007–PA3 Trust,		
5.750%, 7–25–37	963	149
Wells Fargo Mortgage Backed Securities 2003–9 Trust,		
5.250%, 8–25–33 (B)	938	467
		20,251
Other Non-Agency REMIC/CMO – 0.1%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (B)(F)	31	—*
0.000%, 3–25–11 (B)(F)	10	—*
7.540%, 5–31–17 (B)(F)	—*	—*
Bear Stearns Mortgage Securities Inc.,		
8.000%, 11–25–29	258	249
Mellon Residential Funding,		
6.750%, 6–25–28	9	10
		259
Pharmaceuticals – 0.4%		
Mylan Inc.,		
6.000%, 11–15–18 (B)	1,500	1,500
Property & Casualty Insurance – 0.6%		
Fund American Companies, Inc.,		
5.875%, 5–15–13	560	602
Liberty Mutual Group, Inc.,		
7.300%, 6–15–14 (B)	1,000	1,082
Liberty Mutual Holding Company Inc.,		
7.800%, 3–15–37 (B)	360	358

Ivy Bond Fund *(in thousands)*   MARCH 31, 2011

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Property & Casualty Insurance (Continued)		
XL Capital Finance (Europe) plc, 6.500%, 1–15–12	$ 180	$ 187
		2,229
Railroads – 0.8%		
BNSF Funding Trust I, 6.613%, 12–15–55	2,985	3,101
Research & Consulting Services – 0.2%		
Dun & Bradstreet Corporation (The), 2.875%, 11–15–15	705	690
Retail REITs – 0.4%		
Developers Diversified Realty Corporation, 4.750%, 4–15–18	1,000	972
Westfield Group, 7.500%, 6–2–14 (B)	600	686
		1,658
Specialized Finance – 0.4%		
International Lease Finance Corporation, 6.500%, 9–1–14 (B)	1,300	1,388
Specialized REITs – 1.6%		
HCP, Inc.:		
3.750%, 2–1–16	1,200	1,204
6.700%, 1–30–18	775	858
Healthcare Realty Trust Incorporated, 5.125%, 4–1–14	824	869
Host Hotels & Resorts, L.P., 6.000%, 11–1–20	1,500	1,474
Nationwide Health Properties, Inc.:		
6.250%, 2–1–13	600	641
6.000%, 5–20–15	1,000	1,080
		6,126
Systems Software – 0.4%		
Oracle Corporation, 5.375%, 7–15–40 (B)	1,710	1,664
Tobacco – 1.0%		
Altria Group, Inc., 10.200%, 2–6–39	2,650	3,760
Wireless Telecommunication Service – 0.2%		
Crown Castle International Corp., 6.113%, 1–15–20 (B)	850	920
TOTAL CORPORATE DEBT SECURITIES – 49.8%		**$189,385**
(Cost: $203,765)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Florida – 0.1%		
Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A, 7.016%, 10–1–40	520	534
New Jersey – 0.2%		
NJ Trans Trust Fund Auth, Trans System Bonds, Ser 2010C, 5.754%, 12–15–28	760	738
Texas – 0.5%		
Dallas Area Rapid Transit, Sr Lien Sales Tax Rev Bonds, Ser 2009B, 5.999%, 12–1–44	$ 1,735	$ 1,790
Washington – 0.3%		
Pub Utility Dist No. 1 of Douglas Cnty, WA, Wells Hydroelectric Bonds, Ser 2010A, 5.450%, 9–1–40	1,205	1,115
TOTAL MUNICIPAL BONDS – TAXABLE – 1.1%		**$ 4,177**
(Cost: $4,109)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.7%		
Federal Home Loan Mortgage Corporation:		
3.750%, 6–28–13	420	446
5.000%, 4–1–35 TBA	1,930	2,012
Federal National Mortgage Association, 5.500%, 2–1–35	402	432
		2,890
Mortgage–Backed Obligations – 35.2%		
Fannie Mae Structured Pass-Through Certificates, Series 2010–M5 Class A2, 2.806%, 7–25–20	2,560	2,447
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 12–1–17	318	349
5.500%, 9–1–19	455	494
3.342%, 12–25–19	905	908
5.000%, 4–1–23	1,559	1,666
5.000%, 5–1–29	256	270
6.500%, 9–1–32	118	134
5.300%, 1–15–33	206	224
6.000%, 11–1–33	217	239
5.500%, 5–1–34	1,452	1,569
6.500%, 5–1–34	400	451
5.500%, 6–1–34	715	767
5.000%, 9–1–34	15	15
5.500%, 9–1–34	45	49
5.500%, 10–1–34	731	787
5.500%, 7–1–35	306	328
5.000%, 8–1–35	468	490
5.500%, 10–1–35	294	317
5.000%, 11–1–35	1,447	1,517
5.000%, 12–1–35	314	329
6.500%, 7–1–36	420	473
7.000%, 12–1–37	526	601
4.500%, 4–1–38 TBA	6,780	6,875
5.500%, 2–1–39	2,158	2,314
4.000%, 4–1–39 TBA	245	240
5.000%, 11–1–39	450	472
5.000%, 1–1–40	2,648	2,777
5.000%, 3–1–40	3,449	3,623
5.000%, 4–1–40	937	980
5.000%, 8–1–40	943	984
4.000%, 10–1–40	1,987	1,950
4.000%, 11–1–40	1,560	1,534
4.500%, 1–1–41	1,994	2,025
4.500%, 4–1–41	2,000	2,045

Ivy Bond Fund (in thousands) MARCH 31, 2011

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage–Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 1–1–17	$ 57	$ 62
6.000%, 9–1–17	45	50
6.000%, 1–1–18	175	192
5.500%, 2–1–18	183	201
5.500%, 3–1–18	42	45
5.000%, 5–1–18	626	677
5.000%, 6–1–18	163	174
5.000%, 7–1–18	65	71
5.000%, 10–1–18	564	604
5.500%, 9–1–19	140	152
2.757%, 5–25–20	227	223
4.000%, 4–1–23 TBA	3,150	3,233
5.000%, 7–1–23	735	784
6.000%, 8–1–23	649	713
5.500%, 2–1–24	251	273
4.500%, 4–1–25	1,605	1,685
3.500%, 5–1–25 TBA	5,490	5,496
3.500%, 11–1–25	965	968
4.500%, 4–1–28 TBA	4,805	4,881
6.000%, 8–1–29	200	220
7.500%, 5–1–31	40	46
7.000%, 9–1–31	22	25
7.000%, 11–1–31	175	204
6.500%, 12–1–31	25	28
6.500%, 2–1–32	256	290
7.000%, 2–1–32	177	205
7.000%, 3–1–32	243	280
6.500%, 4–1–32	53	60
6.500%, 5–1–32	142	162
6.500%, 7–1–32	35	40
6.500%, 8–1–32	58	66
6.000%, 9–1–32	88	97
6.500%, 9–1–32	118	134
6.000%, 10–1–32	1,144	1,263
6.500%, 10–1–32	107	121
6.000%, 11–1–32	775	852
6.000%, 3–1–33	1,348	1,487
5.500%, 4–1–33	1,564	1,689
6.000%, 4–1–33	107	118
5.500%, 5–1–33	1,006	1,084
6.000%, 6–1–33	1,156	1,271
6.500%, 8–1–33	31	35
6.000%, 10–1–33	299	332
6.000%, 12–1–33	284	315
5.500%, 1–1–34	804	865
6.000%, 1–1–34	221	243
5.000%, 3–1–34	174	182
5.500%, 3–1–34	122	132
5.500%, 4–1–34	386	416
5.000%, 5–1–34	118	124
5.500%, 5–1–34	69	74
6.000%, 8–1–34	311	341
5.500%, 9–1–34	650	702
6.000%, 9–1–34	392	430
6.500%, 9–1–34	593	669
5.500%, 11–1–34	1,284	1,380
6.000%, 11–1–34	517	568
6.500%, 11–1–34	35	40
5.000%, 12–1–34	2,678	2,820
5.500%, 1–1–35	1,315	1,417
5.500%, 2–1–35	1,654	1,785
6.500%, 3–1–35	593	671
5.000%, 4–1–35 TBA	$ 1,700	$ 1,776
5.500%, 4–1–35	626	674
5.500%, 6–1–35	51	55
5.000%, 7–1–35	2,331	2,452
5.500%, 7–1–35	376	404
5.500%, 8–1–35	55	59
5.500%, 10–1–35	1,124	1,218
5.500%, 11–1–35	1,169	1,255
5.000%, 2–1–36	314	330
5.500%, 2–1–36	880	934
6.500%, 2–1–36	374	424
6.500%, 6–1–36	634	717
5.500%, 9–1–36	1,327	1,426
5.500%, 11–1–36	636	681
6.000%, 11–1–36	416	454
6.500%, 11–1–36	1,218	1,370
6.000%, 1–1–37	299	326
6.000%, 5–1–37	532	585
5.500%, 6–1–37	172	187
6.000%, 8–1–37	613	669
6.000%, 9–1–37	412	453
7.000%, 10–1–37	45	52
5.500%, 3–1–38	789	852
5.000%, 4–1–38	832	877
5.500%, 5–1–38	1,096	1,172
6.000%, 10–1–38	2,153	2,350
6.000%, 12–1–38	679	742
5.000%, 12–1–39	908	958
5.500%, 12–1–39	1,147	1,233
5.000%, 3–1–40	2,785	2,923
4.500%, 4–1–40	962	982
4.500%, 10–1–40	1,963	1,998
4.000%, 12–1–40	1,490	1,468
Government National Mortgage Association Agency REMIC/CMO:		
4.408%, 1–16–25	25	25
0.536%, 3–16–34 (A)(D)	3,992	79
0.643%, 7–16–40 (A)(D)	2,195	45
0.000%, 3–16–42 (A)(D)(G)	4,282	2
2.275%, 6–17–45 (A)(D)	16,129	459
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	145	165
5.000%, 7–15–33	558	595
2.629%, 9–16–33	903	920
5.000%, 12–1–33 TBA	1,480	1,568
5.000%, 7–15–34	488	520
5.500%, 12–15–34	734	800
5.000%, 1–15–35	863	919
5.000%, 12–15–35	1,108	1,180
5.500%, 7–15–38	628	685
5.500%, 10–15–38	511	561
5.500%, 2–15–39	433	471
4.500%, 4–1–39 TBA	2,000	2,060
5.000%, 12–15–39	289	309
5.000%, 1–15–40	2,711	2,884
4.000%, 4–13–40 TBA	2,000	1,996
5.000%, 7–15–40	990	1,050
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 1,		
7.212%, 2–15–25 (A)	153	176

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage–Backed Obligations (Continued)		
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995–1 Class 2,		
7.793%, 2–15–25	$ 45	$ 51
		133,586
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 35.9%		**$136,476**
(Cost: $134,781)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Inflation Protected Obligations – 0.4%		
United States Treasury Notes,		
1.875%, 7–15–13 (H)	1,319	1,426
Treasury Obligations – 8.4%		
United States Treasury Bonds:		
2.875%, 3–31–18	2,575	2,568
5.375%, 2–15–31 (I)	1,775	2,028
4.250%, 11–15–40	12,095	11,556
United States Treasury Notes:		
4.500%, 3–31–12	500	521
0.750%, 3–31–13	7,000	6,990
1.125%, 6–15–13	3,640	3,655
0.750%, 9–15–13	500	496
2.250%, 3–31–16	2,115	2,114
3.625%, 2–15–21	1,885	1,909
		31,837
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 8.8%		**$ 33,263**
(Cost: $32,800)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (J) – 4.1%		
Bank of Nova Scotia,		
0.190%, 4–18–11	6,000	5,999
Bemis Company, Inc.,		
0.310%, 4–27–11	5,000	4,999
Clorox Co.,		
0.240%, 4–5–11	3,000	3,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Harley-Davidson Funding Corp.,		
0.000%, 4–1–11	$ 1,569	$ 1,569
		15,567
Commercial Paper (backed by irrevocable letter of credit) (J) – 1.3%		
John Deere Credit Limited (John Deere Capital Corporation),		
0.190%, 4–13–11	5,000	5,000
Master Note – 0.6%		
Toyota Motor Credit Corporation,		
0.127%, 4–1–11 (K)	2,264	2,264
Municipal Obligations – Taxable – 6.5%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A.),		
0.230%, 4–1–11 (K)	5,928	5,928
Indl Dev Auth of Phoenix, AZ, Adj Mode, Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (Wachovia Bank, N.A.),		
0.230%, 4–7–11 (K)	3,425	3,425
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (Bank of New York Mellon Trust Company, N.A. (The)),		
0.260%, 4–1–11 (K)	6,500	6,500
NY Hsng Fin Agy, Archstone Westbury Hsng Rev Bonds, Ser A (Bank of America, N.A.),		
0.280%, 4–7–11 (K)	9,000	9,000
		24,853
TOTAL SHORT-TERM SECURITIES – 12.5%		**$ 47,684**
(Cost: $47,684)		
TOTAL INVESTMENT SECURITIES – 108.2%		**$411,301**
(Cost: $423,454)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (8.2%)		**(31,313)**
NET ASSETS – 100.0%		**$379,988**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $46,911 or 12.3% of net assets.

(C) Restricted security. At March 31, 2011, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Extended Stay America Trust, Commercial Mortgage Pass-Through Certificates, Series 2010–ESH	1–19–11	1,000	$1,017	$1,006

The total value of this security represented 0.3% of net assets at March 31, 2011.

(D) Interest Only Security. Amount shown as principal represents notional amount for computation of interest.

(E) Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(F) Non–income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G) Zero coupon bond.

(H) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation–adjusted principal by one half of the stated rate for each semiannual interest payment date.

(I) Securities serve as collateral for the following open futures contracts at March 31, 2011:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
U.S. 10 Year Treasury Note	Short	6-21-11	—*	$(13,926)	$(29)
U.S. 30 Year Treasury Bond	Short	6-21-11	—*	(6,851)	(52)
U.S. 5 Year Treasury Note	Long	6-30-11	—*	10,861	8
				$ (9,916)	$(73)

(J) Rate shown is the yield to maturity at March 31, 2011.

(K) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$316	$ —	$ —
Corporate Debt Securities	—	173,201	16,184
Municipal Bonds	—	4,177	—
United States Government Agency Obligations	—	136,476	—
United States Government Obligations	—	33,263	—
Short-Term Securities	—	47,684	—
Total	$316	$394,801	$16,184
Futures Contracts	$ 8	$ —	$ —
Liabilities			
Futures Contracts	$ 81	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities
Beginning Balance 4-1-10	$ 4,319
Net realized gain (loss)	93
Net unrealized appreciation (depreciation)	(920)
Purchases	7,583
Sales	(677)
Transfers into Level 3 during the period	7,000
Transfers out of Level 3 during the period	(1,214)
Ending Balance 3-31-11	$16,184
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–11	$ (1,717)

The following acronyms are used throughout this schedule:

CMBS = Commercial Mortgage-Backed Security
CMO = Collateralized Mortgage Obligation
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.

Ivy Capital Appreciation Fund

 

Daniel P. Becker   Philip J. Sanders

Below, the portfolio managers of the Ivy Capital Appreciation Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2011. Effective March 2011, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, assumed management duties for the Ivy Capital Appreciation Fund. Mr. Becker and Mr. Sanders each have 22 years of industry experience. Prior to March 2011, Barry Ogden, CFA, CPA, managed the Fund for nine years.

Note: On February 18, 2011, the Board of Trustees of Ivy Funds approved the merger of Ivy Capital Appreciation Fund into Ivy Large Cap Growth Fund. The merger is currently scheduled to occur on or about June 10, 2011.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Capital Appreciation Fund (Class A shares at net asset value)	12.77%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	18.26%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	15.95%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Despite returning more than 12 percent on an absolute basis, the Fund underperformed the benchmark during the fiscal year ended March 31, 2011. In our opinion, the most significant headwind for the Fund (and the biggest contributor to the Fund's relative underperformance) was the cash buffer that we built and held for most of the fiscal year. Clearly, this buffer worked against us as the equity markets marched steadily higher beginning in late August. There were growing concerns on our part about the health and sustainability of the economic recovery during the first half of the year and, accordingly, we raised some cash between March and the end of December. We were slow to drink the Kool-Aid, so to speak, but at the time, there were many questions about which direction the economy and the equity markets were headed, in our opinion. For a period of time during the summer, it appeared that our more defensive positioning for the Fund was going to pay off, as the equity markets grinded sideways and lacked clear direction. Headlines started to refer to a possible "double-dip" recession. We stayed with our positioning, and even today, we believe that without significant actions by the Federal Reserve, things probably would have played out quite differently. The Fund's relatively small use of option premiums during the period had a negligible impact on performance.

Quantitative easing, an early stall

As we highlighted above, we believe the Federal Reserve played an enormous role in supporting the equity markets during 2010. The Fed first began to float the idea of another round of quantitative easing (QEII) in early August, about the same time

the markets were clearly in need of some good news. Things were starting to stall out, the housing markets were still very underwhelming, consumer confidence was still way below trend levels and there was a growing risk that the U.S. was going to head back into subpar growth or even back into some type of a mid-cycle recession. Appearing to recognize this need, the Fed was very quick to act and began to discuss the notion of QEII, which we soon found out would translate into a $600 billion stimulus package aimed primarily at the Treasury market with hopes of reenergizing the markets. As the various sides weighed in on whether this would be enough and what form QEII would take, the equity markets appeared to breathe a sigh of relief and began to slowly march higher. In hindsight, the thought of the Fed acting as an insurance policy, yet again, should have been our cue to get fully invested, as the Fed could not allow the economy to dive back into a recession.

During the fiscal year, our overall strategy for portfolio construction was the same as it has been for the past several years. We remained committed to trying to identify those companies that we believed were well-positioned to take market share, had a product or technology that differentiated them from their peers, were able to deliver steady to improving operating margins and had shown an ability to generate significant amounts of free cash flow. In addition, we continually tried to emphasize those companies that can consistently exceed street estimates and exhibit some operating leverage to the business model. Many of our better performers during the year gained significant market share over the past 12 months and are now beginning to reap the benefits through better top-line performance, margin leverage and earnings upside.

An early emphasis in technology and consumer stocks

Since we have already discussed one of the biggest changes and detractors for the Fund, our relative high cash position, we want to highlight several of our other changes throughout the year. We began the year with an emphasis in technology, consumer staples, industrials and energy, which in total represents about two-thirds of the Fund. Relative to our benchmark, the Russell 1000 Growth Index, consumer discretionary, consumer staples and energy positively impacted our performance during the fiscal year, while technology, financials and industrials hurt our performance.

Throughout the year, we increased our industrial weight, finishing the year at just over 18 percent. This group was continuing to exhibit strong relative earnings growth rates, and we believe it is well positioned from the economic recovery that has gained some momentum from the middle of last year. We also increased our exposure within consumer discretionary as, yet again, the consumer appeared to use the strength in the equity markets and their corresponding paper net worth increases to go shopping. It appears that not all consumers are benefitting equally, and we have tried to identify those companies more biased to the mid- and upper-tiered income brackets. We suspect this trend will continue for the next few quarters.

Where we go from here

In our opinion, we are going to bounce back and forth between some of the global concerns cited above, a growing number of monetary and fiscal policy initiatives aimed at keeping the economy moving forward, and a good corporate profit picture that continues to gain momentum, despite some of these headwinds. It is very difficult to imagine that the Middle East situation will fix itself overnight, and thus, we believe it will ebb and flow for the remainder of 2011. We believe the market likely will be held hostage temporarily to headlines associated with this part of the world. So, why are we cautiously optimistic, despite some long-term structural issues and near-term headwinds? We believe it really boils down to an earnings picture that likely will be exceptionally good, despite all the various pressure points. In our opinion, earnings ultimately can trump a lot of bad news. The tragedy coming out of Japan took some of the expectations and fluff out of estimates for the quarter, but we suspect it won't be as bad as many initially feared. Accordingly, we are once again setting up for a good earnings season, in our opinion. We are closely watching the growing signs of inflation and how the Federal Reserve is going to balance that as well as the end of QEII in June, but for now, we believe that earnings optimism will be enough to keep us moving higher. Probably one of our biggest fears is the fact that the market is already discounting a fair amount of the good news and strong earnings picture. We would not be surprised to see a modest pullback or consolidation following the earnings season as we move into the summer doldrums, and we anticipate putting some cash to work on any kind of a sustained correction, assuming the fundamental backdrop was still positive.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Capital Appreciation Fund.

Ivy Capital Appreciation Fund

Asset Allocation

Stocks	**96.1%**
Information Technology	28.6%
Industrials	18.3%
Consumer Discretionary	15.9%
Energy	12.6%
Consumer Staples	7.7%
Financials	6.3%
Materials	4.2%
Health Care	2.5%
Cash and Cash Equivalents	**3.9%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	659/823	80
3 Year	619/728	85
5 Year	506/631	81
10 Year	116/386	30

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Google Inc., Class A	Information Technology
Schlumberger Limited	Energy
Oracle Corporation	Information Technology
Precision Castparts Corp.	Industrials
Halliburton Company	Energy
General Dynamics Corporation	Industrials
BorgWarner Inc.	Consumer Discretionary
Goldman Sachs Group, Inc. (The)	Financials
Starwood Hotels & Resorts Worldwide, Inc.	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Capital Appreciation Fund



		$20,000
—— Ivy Capital Appreciation Fund, Class A Shares[1]	$12,887	
· · · · Russell 1000 Growth Index	$13,443	
—— Lipper Large-Cap Growth Funds Universe Average	$12,874	

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-11	6.28%	7.66%	11.97%	6.29%	13.23%	12.89%
5-year period ended 3-31-11	0.23%	0.23%	0.64%	—	—	1.54%
10-year period ended 3-31-11	2.57%	2.18%	2.27%	—	—	—
Since inception of Class[3] through 3-31-11	—	—	—	-2.12%	-0.33%	4.68%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3) 4-2-07 for Class E and Class I shares and 9-15-04 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Capital Appreciation Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Aerospace & Defense – 11.7%		
Boeing Company (The)	122	$ 9,019
General Dynamics Corporation	160	12,250
Honeywell International Inc.	90	5,374
Precision Castparts Corp.	124	18,250
Rockwell Collins, Inc.	143	9,258
		54,151
Air Freight & Logistics – 2.4%		
FedEx Corporation	70	6,548
United Parcel Service, Inc., Class B	62	4,638
		11,186
Apparel, Accessories & Luxury Goods – 2.0%		
Under Armour, Inc., Class A (A)	138	9,405
Application Software – 0.8%		
salesforce.com, inc. (A)	27	3,567
Asset Management & Custody Banks – 2.0%		
BlackRock, Inc., Class A	35	7,035
Invesco Ltd.	90	2,306
		9,341
Auto Parts & Equipment – 2.9%		
BorgWarner Inc. (A)	140	11,157
Gentex Corporation	77	2,317
		13,474
Broadcasting – 1.3%		
CBS Corporation, Class B	96	2,391
Discovery Holding Company, Class A (A)	85	3,392
		5,783
Casinos & Gaming – 1.5%		
Wynn Resorts, Limited	54	6,859
Communications Equipment – 2.0%		
Juniper Networks, Inc. (A)	57	2,378
QUALCOMM Incorporated	125	6,853
		9,231
Computer Hardware – 7.7%		
Apple Inc. (A)	102	35,543
Computer Storage & Peripherals – 1.2%		
NetApp, Inc. (A)	117	5,637
Construction & Engineering – 1.0%		
Fluor Corporation	60	4,420
Construction & Farm Machinery & Heavy Trucks – 0.7%		
Caterpillar Inc.	29	3,229
Consumer Finance – 1.0%		
American Express Company	100	4,520
Data Processing & Outsourced Services – 2.8%		
MasterCard Incorporated, Class A	14	3,474
Visa Inc., Class A	130	9,570
		13,044

COMMON STOCKS (Continued)	Shares	Value
Fertilizers & Agricultural Chemicals – 1.2%		
Monsanto Company	75	$ 5,420
Footwear – 1.4%		
NIKE, Inc., Class B	88	6,662
Hotels, Resorts & Cruise Lines – 2.2%		
Starwood Hotels & Resorts Worldwide, Inc.	175	10,171
Household Products – 1.6%		
Procter & Gamble Company (The)	120	7,392
Human Resource & Employment Services – 0.5%		
Manpower Inc.	37	2,345
Hypermarkets & Super Centers – 2.1%		
Costco Wholesale Corporation	128	9,377
Industrial Conglomerates – 0.5%		
General Electric Company	115	2,306
Industrial Gases – 1.2%		
Air Products and Chemicals, Inc.	13	1,127
Praxair, Inc.	46	4,643
		5,770
Integrated Oil & Gas – 1.2%		
Exxon Mobil Corporation	65	5,468
Internet Retail – 1.0%		
Amazon.com, Inc. (A)	27	4,791
Internet Software & Services – 5.5%		
Google Inc., Class A (A)	43	25,383
Investment Banking & Brokerage – 3.3%		
Charles Schwab Corporation (The)	257	4,632
Goldman Sachs Group, Inc. (The)	66	10,459
		15,091
IT Consulting & Other Services – 1.6%		
Cognizant Technology Solutions Corporation, Class A (A)	90	7,334
Oil & Gas Equipment & Services – 8.4%		
Halliburton Company	350	17,444
Schlumberger Limited	230	21,450
		38,894
Oil & Gas Exploration & Production – 3.0%		
Noble Energy, Inc.	48	4,591
Southwestern Energy Company (A)	106	4,546
Ultra Petroleum Corp. (A)	95	4,659
		13,796
Packaged Foods & Meats – 0.2%		
Mead Johnson Nutrition Company	18	1,043
Pharmaceuticals – 2.5%		
Allergan, Inc.	131	9,296
Teva Pharmaceutical Industries Limited, ADR	46	2,298
		11,594

Ivy Capital Appreciation Fund (in thousands) MARCH 31, 2011

COMMON STOCKS (Continued)	Shares	Value
Railroads – 1.5%		
Union Pacific Corporation	71	$ 6,972
Restaurants – 3.6%		
McDonald's Corporation	90	6,848
Starbucks Corporation	252	9,307
		16,155
Semiconductors – 2.5%		
ARM Holdings plc, ADR	44	1,231
Broadcom Corporation, Class A	84	3,296
First Solar, Inc. (A)	15	2,429
Microchip Technology Incorporated	121	4,614
		11,570
Soft Drinks – 2.0%		
Coca-Cola Company (The)	90	5,971
PepsiCo, Inc.	50	3,221
		9,192
Specialty Chemicals – 1.8%		
Ecolab Inc.	160	8,163
Systems Software – 4.5%		
Oracle Corporation	554	18,477
VMware, Inc., Class A (A)	30	2,405
		20,882
Tobacco – 1.8%		
Philip Morris International Inc.	130	8,532
TOTAL COMMON STOCKS – 96.1%		**$443,693**
(Cost: $332,275)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 4.1%		
Corporacion Andina de Fomento, 0.240%, 5–9–11	$ 5,000	$ 4,999
Ecolab Inc., 0.140%, 4–8–11	4,000	4,000
Kraft Foods Inc., 0.340%, 4–25–11	6,450	6,448
Prudential Funding LLC, 0.000%, 4–1–11	3,327	3,327
		18,774
Master Note – 0.7%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (C)	3,341	3,341
TOTAL SHORT-TERM SECURITIES – 4.8%		**$ 22,115**
(Cost: $22,115)		
TOTAL INVESTMENT SECURITIES – 100.9%		**$465,808**
(Cost: $354,390)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9%)		**(4,043)**
NET ASSETS – 100.0%		**$461,765**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2011.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$443,693	$ —	$ —
Short-Term Securities	—	22,115	—
Total	$443,693	$22,115	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Core Equity Fund

 

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of the Ivy Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2011. They have co-managed the Fund for five years. Both men have 12 years of industry experience.

Erik R. Becker   Gustaf C. Zinn

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Core Equity Fund (Class A shares at net asset value)	**21.99%**
Benchmark(s) and/or Lipper Category	
S&P 500 Index (reflects the performance of securities that represent the overall stock market)	**15.65%**
Lipper Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	**13.41%**

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

All market sectors posted double-digit returns for the fiscal year ended March 31, 2011, except for the health care and financials sectors, which lagged primarily due to continued government intervention. As the economy continued to improve, most cyclical sectors of the market outperformed, with energy leading the way. Significant corporate cost cutting during the recession set the stage for strong profit growth in cyclical sectors, with sales growth improving as the year progressed.

Solid stock selection, continued recovery

The Fund's strong relative performance was driven by stock selection versus sector positions. Sectors that were home to a few of the Fund's largest positions did particularly well. Increased demand for energy services also boosted Fund holdings, specifically Halliburton Co and Schlumberger Ltd, which are among the Fund's largest individual stakes.

A year ago, we held the view that the U.S. economy was on a path to sustainable expansion, led first by stronger than expected corporate profits that would be followed by a significant increase in hiring and capital spending. Throughout the past year, the recovery generally has progressed in line with these expectations. U.S. real gross domestic product (GDP) is currently expected to grow 3.5 percent in 2011, and S&P 500 earnings are on track to surpass the 2007 June quarter peak run rate of $91 per share. While it is our view that current corporate and economic performance is at an impressive level, sustainable growth from here is the key issue for future market performance. With the S&P 500 Index still 20 percent below its 2007 high, many market participants remain highly skeptical. Although we are optimistic, recent events including Japan's earthquake crisis,

social unrest in oil-producing nations and the upcoming end to the Federal Reserve's asset buying program in June have all recently caused many investors to become uncertain about the stock market.

Tragedy in Japan, tension overseas

The tragic Japanese earthquake crisis was the most significant shock to the world during the past year. Our thoughts and prayers are with the Japanese people as they begin a long rebuilding process. With respect to financial markets, it is our belief that the healing will be relatively quick and by the second half of calendar year 2011, the infrastructure rebuilding efforts will be additive to worldwide GDP. Currently, our focus is on understanding the severity of disruption across global supply chains. While it is our view that there may be a few quarters of disruption, we see this risk as transitory and will look to take advantage of any short-term opportunities.

The increased social tension in the Middle East and North African regions is a potential longer-term risk, as its impact on the price of oil has important growth and inflation consequences for the U.S. economy. Spreading unrest to Saudi Arabia, which accounts for 11 percent of worldwide production, could certainly drive the price of oil materially higher and cause demand destruction through slower economic growth. Put simply, supply growth of oil already is challenged, given geology and emerging market demand growth. The world likely cannot withstand significant social unrest in high oil-producing regions. The extent to which the recent rise in oil price funnels into the real economy and the U.S. core inflation rate is still unclear. While the market's measure of core inflation excludes the effects of food and energy, it has risen from a historic bottom of 0.6 percent to just over 1 percent, and remains at what we deem to be an acceptable level. Our recent discussions with companies across varying industries tell us that more price increases are coming, as they work to pass on input cost inflation led by commodities of all types. Whether or not customers will accept these price increases will be an important point of our analysis and stock selection in the coming year.

From a stimulus standpoint, the Federal Reserve is closely watching inflation and will be less likely to provide more stimulus as it increases. Monetary stimulus, which has been in the form of quantitative easing over the past few years, is set to finish in June as the current $600 billion asset-buying program is completed. It is our expectation that the Federal Reserve will not start a new asset-buying program unless it sees evidence of renewed weakness in economic data in upcoming months. With monetary stimulus set to pause and perhaps end, along with fiscal stimulus set to become a headwind as budget deficits are reduced, the key question of a private-sector-led, self-sustaining recovery will soon be answered. In the end, our view remains that the improving economy will produce new highs in corporate earnings and a higher stock market will follow.

Consistent strategy

Our strategy remains consistent. We continue to focus on holding a relatively concentrated portfolio of companies that we believe are in strong competitive positions and are forecasted to significantly exceed multi-year earnings-per-share expectations. While portfolio concentration can produce some short-term swings in performance, portfolio weightings of three to five percent in a handful of companies where our conviction level for outperformance is highest remains a critical component of our strategy to seek to produce long-term value for shareholders.

Over the past few years, many of our best themes and ideas were cyclically depressed and have since performed very well as the economy improved and the fears of double dip recessions subsided. Looking forward, as expectations for economic growth continue to increase and more closely match our own forecasts, it is likely we will shift more of the portfolio to areas of less cyclicality and more stable growth. We look forward to updating you as the year progresses.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Core Equity Fund.

Asset Allocation

Stocks	**97.3%**
Consumer Discretionary	21.5%
Information Technology	17.8%
Industrials	17.7%
Energy	14.2%
Financials	10.3%
Consumer Staples	8.8%
Health Care	5.5%
Materials	1.5%
Cash and Cash Equivalents	**2.7%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	15/1,079	2
3 Year	31/937	4
5 Year	34/800	5
10 Year	160/492	33

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Harley-Davidson, Inc.	Consumer Discretionary
CBS Corporation, Class B	Consumer Discretionary
Apple Inc.	Information Technology
ConocoPhillips	Energy
Capital One Financial Corporation	Financials
Schlumberger Limited	Energy
Halliburton Company	Energy
Wells Fargo & Company	Financials
Amgen Inc.	Health Care
Lam Research Corporation	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Core Equity Fund

(UNAUDITED)


$20,000
$15,000
$10,000
$5,000
$0
Ivy Core Equity Fund, Class A Shares(1) $13,558
S&P 500 Index $13,827
Lipper Large-Cap Core Funds Universe Average $13,784
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-11	14.98%	16.73%	21.01%	15.00%	22.41%	22.04%
5-year period ended 3-31-11	3.98%	4.00%	4.40%	—	—	5.39%
10-year period ended 3-31-11	3.09%	2.71%	2.88%	—	—	3.85%
Since inception of Class(3) through 3-31-11	—	—	—	2.80%	5.08%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Core Equity Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Aerospace & Defense – 8.0%		
Boeing Company (The)	88	$ 6,535
General Dynamics Corporation	34	2,611
Honeywell International Inc.	91	5,446
Precision Castparts Corp.	46	6,800
		21,392
Apparel Retail – 1.1%		
Abercrombie & Fitch Co., Class A	51	2,970
Auto Parts & Equipment – 2.0%		
Johnson Controls, Inc.	131	5,437
Automobile Manufacturers – 2.2%		
Bayerische Motoren Werke AG (A)	69	5,781
Biotechnology – 2.7%		
Amgen Inc. (B)	132	7,078
Broadcasting – 4.5%		
CBS Corporation, Class B	486	12,168
Cable & Satellite – 3.0%		
DIRECTV Group, Inc. (The) (B)	70	3,267
Time Warner Cable Inc.	65	4,658
		7,925
Communications Equipment – 1.6%		
Juniper Networks, Inc. (B)	104	4,371
Computer Hardware – 4.2%		
Apple Inc. (B)	33	11,359
Construction & Farm Machinery & Heavy Trucks – 4.2%		
Caterpillar Inc.	53	5,869
Cummins Inc.	48	5,238
		11,107
Consumer Finance – 4.0%		
Capital One Financial Corporation	207	10,761
Department Stores – 2.0%		
Macy's Inc.	225	5,459
Diversified Banks – 2.7%		
Wells Fargo & Company	229	7,256
Fertilizers & Agricultural Chemicals – 1.5%		
Monsanto Company	54	3,895
Health Care Equipment – 1.3%		
Covidien plc (B)	67	3,480
Hypermarkets & Super Centers – 2.1%		
Costco Wholesale Corporation	79	5,785
Industrial Machinery – 3.1%		
Eaton Corporation	75	4,158
Parker Hannifin Corporation	44	4,155
		8,313

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 5.2%		
ConocoPhillips	140	$ 11,156
Petroleo Brasileiro S.A. – Petrobras, ADR	70	2,826
		13,982
Investment Banking & Brokerage – 1.2%		
Lazard Group LLC	77	3,201
Motorcycle Manufacturers – 4.8%		
Harley-Davidson, Inc.	300	12,743
Oil & Gas Equipment & Services – 7.0%		
Halliburton Company	148	7,357
National Oilwell Varco, Inc.	45	3,543
Schlumberger Limited	84	7,816
		18,716
Oil & Gas Exploration & Production – 2.0%		
Noble Energy, Inc.	54	5,248
Other Diversified Financial Services – 2.4%		
JPMorgan Chase & Co.	138	6,370
Packaged Foods & Meats – 1.0%		
General Mills, Inc.	72	2,632
Personal Products – 2.0%		
Estee Lauder Companies Inc. (The), Class A	55	5,321
Pharmaceuticals – 1.5%		
Allergan, Inc.	57	4,036
Railroads – 2.4%		
Union Pacific Corporation	65	6,414
Restaurants – 1.9%		
McDonald's Corporation	68	5,189
Semiconductor Equipment – 2.6%		
Lam Research Corporation (B)	123	6,949
Semiconductors – 7.0%		
ARM Holdings plc, ADR	91	2,575
Broadcom Corporation, Class A	157	6,173
First Solar, Inc. (B)	26	4,101
Microchip Technology Incorporated	155	5,876
		18,725
Soft Drinks – 1.9%		
Coca-Cola Company (The)	76	5,043
Systems Software – 2.4%		
Oracle Corporation	195	6,510
Tobacco – 1.8%		
Philip Morris International Inc.	74	4,848
TOTAL COMMON STOCKS – 97.3%		**$260,464**
(Cost: $210,627)		

Ivy Core Equity Fund (in thousands) MARCH 31, 2011

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.6%		
Sonoco Products Co., 0.000%, 4–1–11	$1,622	$ 1,622
Master Note – 2.3%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (D)	6,073	6,073
TOTAL SHORT-TERM SECURITIES – 2.9%		**$ 7,695**
(Cost: $7,695)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$268,159**
(Cost: $218,322)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		**(599)**
NET ASSETS – 100.0%		**$267,560**

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at March 31, 2011.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$260,464	$ —	$ —
Short-Term Securities	—	7,695	—
Total	$260,464	$7,695	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Cundill Global Value Fund

 

Andrew Massie   David Tiley

Ivy Cundill Global Value Fund is subadvised by Mackenzie Financial Corporation.

Below, Ivy Cundill Global Value Fund's portfolio managers, Andrew Massie and David Tiley, discuss positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Massie has 28 years of industry experience and has managed the Fund for three years. Mr. Tiley has 11 years of industry experience and was named portfolio co-manager of the Fund in December of 2010.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Cundill Global Value Fund (Class A shares at net asset value)	10.85%
Benchmark(s) and/or Lipper Category	
MSCI World Index (generally reflects the performance of securities that represent the global stock market)	13.45%
Lipper Global Multi-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.91%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Ivy Cundill Global Value Fund produced a solid absolute return for the fiscal year ended March 31, 2011. The main contributor to this absolute performance was performance in domestic stocks, most notably the energy sector. Performance in Europe with a few exceptions was muted by the ongoing issues relating to sovereign debt. Concerns regarding slowing in China and more recently the earthquake and subsequent tsunami in Japan weighed on Asia.

On a relative basis our numbers were modestly below that of the broad MSCI World Index. This relative underperformance can largely be explained by two major factors. First, the Fund is mid- to large-cap focused, while performance in the past year tended to come from the smaller-cap universe. Second, we strategically hedge our currency exposure, and this hedging had a negative impact. Comparing the MSCI World Index in U.S. dollar (unhedged) terms to the MSCI World Index in local currency terms (hedged proxy) implies that there was a roughly seven percent point difference in the hedged index versus the non-hedged. Today, currency hedge covers only 25 percent of overall Fund assets.

Strategies and techniques

We recently read a piece written by a respected investor with a value bent, Mr. Seth Klarman, who noted, "Despite the state of the economy, we learned long ago that it is best to worry top-down and to invest bottom-up, in whatever compelling bargains we uncover." In a troubled world this resonates with us. The majority of our investments are in robust financial health with what we feel are more than adequate discounts to their net asset value (NAV), providing us with the margin of safety we target. Microsoft Corp. is one such example. We looked back at

40 quarters of earnings (we chose to stop there), and over that decade Microsoft has not had one losing quarter, with an undeniable trend of growth. Our appraisal estimate of the company's value (or NAV) increases on a similar basis, we hope the broader market will catch on.

We are, and always have been, a disciplined, deep-value investment shop. We will continue to seek out opportunities that we believe are undervalued and sell those positions as they reach what we believe to be their true value. This, too, means that the Fund will remain tight and concentrated with the biggest weights in our highest-conviction investments. We do not believe that as an investment manager we add much longer-term value by investing in concert with the benchmark and then slightly over- or underweighting geographies or sectors.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Cundill Global Value Fund.

Asset Allocation

Stocks	**91.1%**
Financials	26.5%
Energy	19.3%
Consumer Discretionary	17.6%
Information Technology	14.6%
Industrials	7.2%
Health Care	3.4%
Consumer Staples	2.5%
Warrants	**2.1%**
Cash and Cash Equivalents	**6.8%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	45/57	78
3 Year	26/46	56
5 Year	19/24	76

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**45.7%**
United States	43.3%
Other North America	2.4%
Pacific Basin	**24.3%**
Japan	16.4%
Hong Kong	4.0%
Other Pacific Basin	3.9%
Europe	**21.4%**
Italy	4.9%
United Kingdom	4.8%
Ireland	4.1%
Netherlands	4.0%
Other Europe	3.6%
South America	**1.8%**
Cash and Cash Equivalents	**6.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Dell Inc.	United States	Information Technology	Computer Hardware
ConocoPhillips	United States	Energy	Integrated Oil & Gas
Sega Sammy Holdings Inc.	Japan	Consumer Discretionary	Leisure Products
BP plc, ADR	United Kingdom	Energy	Integrated Oil & Gas
Honda Motor Co., Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Microsoft Corporation	United States	Information Technology	Systems Software
Bank of America Corporation	United States	Financials	Other Diversified Financial Services
Willis Group Holdings Limited	Ireland	Financials	Insurance Brokers
TNT N.V.	Netherlands	Industrials	Air Freight & Logistics
First Pacific Company Limited	Hong Kong	Financials	Multi-Sector Holdings

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Cundill Global Value Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Cundill Global Value Fund, Class A Shares(1) $17,145
MSCI World Index $15,828
Lipper Global Multi-Cap Value Funds Universe Average.......... $20,864
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-11	4.47%	5.90%	10.22%	4.69%	11.52%	11.51%
5-year period ended 3-31-11	0.05%	0.16%	0.63%	—	—	1.80%
10-year period ended 3-31-11	—	—	—	—	—	—
Since inception of Class(3) through 3-31-11	5.56%	6.37%	6.34%	-2.41%	-0.25%	8.22%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)9-4-01 for Class A shares, 9-26-01 for Class B shares, 10-19-01 for Class C shares, 4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SCHEDULE OF INVESTMENTS
Ivy Cundill Global Value Fund *(in thousands)*

MARCH 31, 2011

COMMON STOCKS	Shares	Value
Australia – 2.4%		
Primary Health Care Limited	2,275	$ 7,765
Brazil – 1.8%		
HRT Participacoes Em Petroleo S.A. (A)	6	5,931
Canada – 2.4%		
Fairfax Financial Holdings Limited	21	7,834
Germany – 1.7%		
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	35	5,486
Greece – 0.9%		
Intralot S.A. Integrated Lottery Systems and Services	843	2,927
Hong Kong – 4.0%		
First Pacific Company Limited	14,521	12,993
Ireland – 4.1%		
Willis Group Holdings Limited	332	13,400
Italy – 4.9%		
EXOR S.p.A.	360	11,080
Mediaset S.p.A.	790	5,019
		16,099
Japan – 16.4%		
Canon Inc.	164	7,142
Dai-ichi Mutual Life Insurance Company (The)	5	8,123
Honda Motor Co., Ltd.	392	14,716
Kirin Brewery Company, Limited	615	8,081
Sega Sammy Holdings Inc.	919	15,969
		54,031
Netherlands – 4.0%		
TNT N.V.	513	13,157
Switzerland – 1.0%		
Actelion Ltd (A)	60	3,452
United Kingdom – 4.8%		
BP plc, ADR	355	15,656
United States – 37.5%		
Bank of America Corporation	1,051	14,013
Chesapeake Energy Corporation	383	12,838
Citigroup Inc. (A)	2,289	10,117
ConocoPhillips	208	16,639
Dell Inc. (A)	1,468	21,300
FedEx Corporation	114	10,687
GameStop Corp, Class A (A)	482	10,855
Microsoft Corporation	574	14,546
Montpelier Re Holdings Ltd.	228	4,032
Viacom Inc., Class B	188	8,729
		123,756
TOTAL COMMON STOCKS – 85.9%		**$282,487**
(Cost: $224,453)		

PREFERRED STOCKS	Shares	Value
South Korea – 1.5%		
Samsung Electronics Co., Ltd.	8	$ 4,797
United States – 3.7%		
Chesapeake Energy Corporation, 5.75% Cumulative (B)	9	12,388
TOTAL PREFERRED STOCKS – 5.2%		**$ 17,185**
(Cost: $12,206)		

WARRANTS – 2.1%	Shares	Value
United States		
JPMorgan Chase & Co.	409	$ 6,856
(Cost: $5,192)		

SHORT-TERM SECURITIES	Principal	
Repurchase Agreements – 6.5%		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 3–31–11 to be repurchased at $21,404, 0.010%, 4–1–11 (C)	$21,404	21,404
United States Government Agency Obligations – 0.8%		
Fannie Mae Discount Notes:		
0.060%, 4–26–11	1,500	1,500
0.080%, 5–9–11	1,130	1,130
		2,630
United States Government Obligations – 0.5%		
United States Treasury Bills, 0.170%, 9–29–11	1,755	1,753
TOTAL SHORT-TERM SECURITIES – 7.8%		**$ 25,787**
(Cost: $25,787)		
TOTAL INVESTMENT SECURITIES – 101.0%		**$332,315**
(Cost: $267,638)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.0%)		(3,400)
NET ASSETS – 100.0%		**$328,915**

Ivy Cundill Global Value Fund *(in thousands)* MARCH 31, 2011

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	State Street Global Markets	9,850	6-10-11	$ —	$1,104
Sell	Euro	State Street Global Markets	14,000	9-16-11	—	119
Sell	Japanese Yen	Royal Bank of Canada	1,011,300	4-13-11	—	13
Sell	Japanese Yen	State Street Global Markets	755,000	6-15-11	89	—
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	947,000	7-13-11	318	—
Sell	Japanese Yen	Toronto-Dominion Bank (The)	964,000	8-10-11	141	—
Sell	Japanese Yen	Scotia Capital Inc. (USA)	246,000	8-17-11	50	—
Sell	South Korean Won	Royal Bank of Canada	3,560,000	4-8-11	—	68
Sell	South Korean Won	Toronto-Dominion Bank (The)	550,000	7-15-11	—	4
Sell	South Korean Won	Toronto-Dominion Bank (The)	700,000	7-22-11	—	5
					$598	$1,313

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $12,388 or 3.8% of net assets.

(C)Collateralized by $21,858 United States Treasury Bill, 0.000% due 11–17–11; market value and accrued interest aggregate $21,831.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$282,487	$ —	$ —
Preferred Stocks	4,797	12,388	—
Warrants	6,856	—	—
Short-Term Securities	—	25,787	—
Total	$294,140	$38,175	$ —
Forward Foreign Currency Contracts	$ —	$ 598	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,313	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks
Beginning Balance 4-1-10	$ 12,261
Net realized gain (loss)	—
Net unrealized appreciation (depreciation)	—
Purchases	—
Sales	—
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	(12,261)
Ending Balance 3-31-11	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-11	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Financials	28.6%
Energy	19.3%
Consumer Discretionary	17.6%
Information Technology	14.6%
Industrials	7.2%
Health Care	3.4%
Consumer Staples	2.5%
Other+	6.8%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Dividend Opportunities Fund



Below, David P. Ginther, CPA, portfolio manager of the Ivy Dividend Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund since its inception and has 16 years of industry experience.

David P. Ginther

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Dividend Opportunities Fund (Class A shares at net asset value)	19.85%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	16.69%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	16.41%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A volatile year

Economic conditions improved steadily during the fiscal year ended March 31, 2011, although the markets weathered several events that had the potential to threaten recovery. The April 20, 2010, oil rig explosion and subsequent massive oil spill in the Gulf of Mexico, which generated ominous headlines on a daily basis and sent a ripple through global markets, ultimately weighed on investor confidence. But economic recovery gained momentum in the second quarter, and investors quickly rediscovered their appetite for risk. Stocks and bonds rallied, buoyed by numerous reports reflecting increasing strength and stability in the U.S. economy. It appeared that investor confidence was further bolstered by stabilization of global credit markets and stronger-than-expected first and second quarter corporate profits.

However, this burgeoning optimism appeared to abruptly change course with the mid-year emergence of the European debt crisis and attendant fears of a double-dip recession. That scenario, along with a pause in U.S. economic growth, uncertainty surrounding health care and financial reform and escalating concern about China's ability to slow the pace of its economy, appeared to drive a sharp global correction. Investors ultimately dodged riskier assets and demonstrated a flight to quality, ultimately driving U.S. bond yields to historical lows. Intensifying concerns about massive deficits in the world's developed economies further weighed on equities and fueled fear among market participants that the global economy could slip back into recession.

The tide seemed to turn in August, however, with slightly stronger economic data and optimism on the part of investors that mid-term elections may drive more investor-friendly changes in Washington. Stocks staged a third-quarter rally that restored some optimism, as did an announcement from the National Bureau of Economic Research that the "Great Recession," the longest-lasting since the Great Depression, officially ended in June 2009. During the quarter, the Federal Reserve declared the pace of U.S. economic growth unacceptable and reiterated its readiness to begin a second phase of quantitative easing. U.S. markets responded very favorably, with the major indexes posting impressive gains and Wall Street racking up its fourth-largest profit for the year. Stocks rose again in December, when Congress and President Obama signed into law a politically divisive tax deal that extended the Bush-era tax cuts and provided additional tax reductions for both individuals and businesses.

As the Fund's fiscal year drew to a close during the first calendar quarter of 2011, the markets faced yet another challenge. On March 11, 2011, a 9.0-magnitude earthquake and tsunami struck the northern-Pacific coastline of Japan, resulting in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of nuclear contamination. Despite the severity of the crisis in Japan, global stock markets were fairly quick to recover, but the full impact on the global technology supply chain is yet to be determined. Japan's Nikkei 225 Stock Index dropped 21 percent from the day before the earthquake to a low of 8227.63 on March 15. Shares were quick to recover, however, rallying 19 percent from their earthquake low to close the first calendar quarter at 9755.10. The U.S.'s technology-laden Nasdaq Composite Index gained 6.6 percent since hitting its post-quake low of 2,603.50 on March 16, 2011, to close the first quarter of 2011 at 2,781.07. The Dow Jones Industrial Average performed similarly, rising 6.6 percent from earthquake lows to close the quarter at 12,319.73. The U.S. economy appeared to continue on the path to recovery during the quarter, although home prices remain weak and improvements on the jobs front have been slow to materialize.

Steadfast approach

Despite the rapidly evolving market that characterized the Fund's fiscal year, we did not stray from our long-held approach to identifying those companies that we feel possess balance-sheet strength, sustainable business models and earning power and that, in our belief, stand to benefit the most from continued economic recovery. We maintained our focus on dividend growth, rather than high-yielding stocks, and focused on total return. We attribute the Fund's stronger performance relative to its benchmark index (before the effects of sales charges) to our having become less defensively postured as equities gained momentum during the course of the year.

Energy holdings, which represented the Fund's second-largest sector exposure and a relative overweight, added the most to performance during the period. Top names included National Oilwell Varco, which has, in the wake of the Deepwater Horizon accident in the Gulf of Mexico, developed a new cutting technology that can sever drill pipe at its thickest joints and stop an eruption of oil and natural gas in a blowout using less force than its counterparts. Other top contributors were Schlumberger Ltd, and Halliburton, which were also among the Fund's 10 largest holdings. Their success during the period was tied to increased international exploration and spending and the upturn in the global economy. Industrials, another overweight stake for the Fund, delivered the second largest sector contribution to absolute returns. A top name in this arena was Deere & Co., which has benefited from successfully launching advanced new products and expanding its market presence, especially in developing parts of the world. During the final quarter of 2010, the company announced a new combine-harvester factory and opened a joint-venture production facility for construction equipment, both in India. Another successful industrial holding was Union Pacific Corp. As the overall economy has improved, Union Pacific has enjoyed strong volume growth, pricing gains and operating efficiencies, enabling it to increase dividends twice in 2010 and also to repurchase more than 7.6 million shares. Yet another source of considerable strength for the Fund was the consumer discretionary sector, where stock selection was strong. A leader in this arena was Wynn Resorts, which owns and operates destination luxury casinos and resorts in Las Vegas and Macau, China, the only place in China where gambling is legal. The company has expanded in both markets and has enjoyed dramatic growth as the global economy rebounds.

The greatest performance detractors hailed from the health care and utilities sectors. Although the Portfolio had a beneficial underweight in this arena relative to its index, it wasn't enough to compensate for untimely stock selection. Names that detracted included Teva Pharmaceutical and Abbott Labs, which have been under pricing pressure from cash-strapped governments worldwide and a new U.S. health care law that requires more controls on patient costs and improved use of information technology (Abbott Labs has been removed from the portfolio).

As the year progressed, earnings growth, driven by revenue growth and cost cutting, continued to surprise on the upside. We made some tactical shifts in an effort to take advantage of this changing environment, primarily positioning the Fund a bit more aggressively. We added to the Fund's exposure to energy with a few names that we think will benefit from demand for energy that we think will outstrip supply.

Brighter days ahead

We think the economic outlook continues to improve, and the latest round of quantitative easing by the Federal Reserve could enable additional progress. We believe that some necessary changes have been made in Washington, as a result of the midterm elections, that bode well for the economy. Progress has been made in small steps, rather than big strides, and we believe this pace of progress will continue. We are not too concerned about inflation because unemployment remains high — a factor that we think will keep wages from rising too quickly. In the near term, we remain cautious on consumer spending due to the high unemployment, although we believe employment growth will improve, slowly, in the months ahead. Higher interest rates may be on the distant horizon, and we will adjust our strategies accordingly should that occur. Finally, we believe that dividend-paying stocks should benefit from a continued low-interest-rate environment in which total returns become increasingly important.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Dividend paying investments may not experience the same price appreciation as non-dividend paying investments. These and other risks are more fully described in the prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Dividend Opportunities Fund.

Ivy Dividend Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2011 (UNAUDITED)

Asset Allocation

Stocks	**98.3%**
Industrials	24.3%
Energy	21.9%
Financials	13.0%
Consumer Discretionary	11.4%
Information Technology	9.9%
Consumer Staples	8.5%
Materials	4.7%
Health Care	2.5%
Telecommunication Services	2.1%
Cash and Cash Equivalents	**1.7%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	44/272	17
3 Year	189/242	78
5 Year	92/193	48

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Schlumberger Limited	Energy
National Oilwell Varco, Inc.	Energy
Microchip Technology Incorporated	Information Technology
Caterpillar Inc.	Industrials
Deere & Company	Industrials
JPMorgan Chase & Co.	Financials
Capital One Financial Corporation	Financials
Halliburton Company	Energy
Goldman Sachs Group, Inc. (The)	Financials
Philip Morris International Inc.	Consumer Staples

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Dividend Opportunities Fund



Ivy Dividend Opportunities Fund, Class A Shares[1]			$16,760
Russell 1000 Index			$16,528
Lipper Equity Income Funds Universe Average			$17,263

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-11	12.96%	14.69%	19.07%	12.91%	20.32%	19.99%
5-year period ended 3-31-11	2.55%	2.60%	3.05%	—	—	3.93%
10-year period ended 3-31-11	—	—	—	—	—	—
Since inception of Class[3] through 3-31-11	6.89%	6.72%	6.90%	0.13%	2.23%	7.86%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)6-30-03 for Class A, Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Dividend Opportunities Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.2%		
Boeing Company (The)	84	$ 6,184
General Dynamics Corporation	43	3,300
Honeywell International Inc.	87	5,180
		14,664
Asset Management & Custody Banks – 1.8%		
T. Rowe Price Group, Inc.	94	6,257
Broadcasting – 1.0%		
CBS Corporation, Class B	140	3,504
Casinos & Gaming – 2.5%		
Wynn Resorts, Limited	67	8,485
Communications Equipment – 1.3%		
QUALCOMM Incorporated	83	4,551
Computer Hardware – 1.6%		
Hewlett-Packard Company	138	5,652
Construction & Engineering – 2.3%		
Fluor Corporation	109	8,014
Construction & Farm Machinery & Heavy Trucks – 8.5%		
Caterpillar Inc.	106	11,797
Cummins Inc.	54	5,919
Deere & Company	121	11,758
		29,474
Consumer Finance – 2.9%		
Capital One Financial Corporation	196	10,184
Data Processing & Outsourced Services – 1.9%		
Visa Inc., Class A	90	6,604
Diversified Banks – 2.5%		
Wells Fargo & Company	273	8,646
Diversified Metals & Mining – 3.3%		
Rio Tinto plc, ADR	90	6,395
Southern Copper Corporation	119	4,798
		11,193
Electrical Components & Equipment – 2.5%		
Emerson Electric Co.	149	8,712
Homebuilding – 1.2%		
D.R. Horton, Inc.	370	4,305
Hotels, Resorts & Cruise Lines – 2.3%		
Starwood Hotels & Resorts Worldwide, Inc.	134	7,803
Household Products – 1.7%		
Colgate-Palmolive Company	41	3,311
Procter & Gamble Company (The)	42	2,615
		5,926
Industrial Conglomerates – 0.5%		
General Electric Company	87	1,740

COMMON STOCKS (Continued)	Shares	Value
Industrial Gases – 0.5%		
Air Products and Chemicals, Inc.	19	$ 1,722
Industrial Machinery – 2.8%		
Eaton Corporation	62	3,454
Ingersoll-Rand plc	131	6,329
		9,783
Integrated Oil & Gas – 2.4%		
ConocoPhillips	24	1,883
Exxon Mobil Corporation	75	6,280
		8,163
Integrated Telecommunication Services – 2.1%		
AT&T Inc.	176	5,393
Frontier Communications Corporation	208	1,710
		7,103
Investment Banking & Brokerage – 2.7%		
Goldman Sachs Group, Inc. (The)	59	9,318
Movies & Entertainment – 2.0%		
Walt Disney Company (The)	162	6,994
Oil & Gas Drilling – 1.5%		
Seadrill Limited	140	5,064
Oil & Gas Equipment & Services – 14.8%		
Baker Hughes Incorporated	70	5,140
Halliburton Company	196	9,781
National Oilwell Varco, Inc.	181	14,376
Schlumberger Limited	238	22,191
		51,488
Oil & Gas Exploration & Production – 3.2%		
Anadarko Petroleum Corporation	41	3,379
Apache Corporation	58	7,541
		10,920
Other Diversified Financial Services – 3.1%		
JPMorgan Chase & Co.	232	10,714
Paper Packaging – 0.9%		
Sonoco Products Company	89	3,217
Personal Products – 1.2%		
Estee Lauder Companies Inc. (The), Class A	42	4,086
Pharmaceuticals – 2.5%		
Johnson & Johnson	29	1,718
Merck & Co., Inc.	52	1,705
Pfizer Inc.	252	5,115
		8,538
Railroads – 3.5%		
Norfolk Southern Corporation	53	3,654
Union Pacific Corporation	87	8,555
		12,209
Restaurants – 2.4%		
McDonald's Corporation	64	4,831
Starbucks Corporation	97	3,568
		8,399

Ivy Dividend Opportunities Fund *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 3.8%		
Microchip Technology Incorporated	340	$ 12,919
Soft Drinks – 2.2%		
Coca-Cola Company (The)	65	4,339
PepsiCo, Inc.	50	3,208
		7,547
Systems Software – 1.3%		
Oracle Corporation	135	4,515
Tobacco – 3.4%		
Altria Group, Inc.	124	3,216
Philip Morris International Inc.	134	8,801
		12,017
TOTAL COMMON STOCKS – 98.3%		**$340,430**
(Cost: $251,502)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 2.2%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (A)	$7,596	$ 7,596
Municipal Obligations – Taxable – 0.6%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj) (Chevron Corporation), 0.200%, 4–1–11 (A)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 2.8%		**$ 9,596**
(Cost: $9,596)		
TOTAL INVESTMENT SECURITIES – 101.1%		**$350,026**
(Cost: $261,098)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1%)		**(3,936)**
NET ASSETS – 100.0%		**$346,090**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$340,430	$ —	$ —
Short-Term Securities	—	9,596	—
Total	$340,430	$9,596	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy European Opportunities Fund



Below, Thomas Mengel, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Mengel has 24 years of industry experience and became manager of the Fund in July 2009. The Fund previously was subadvised by Henderson Investment Management Ltd.

Thomas Mengel

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy European Opportunities Fund (Class A shares at net asset value)	15.07%
Benchmark(s) and/or Lipper Category	
MSCI Europe Index (generally reflects the performance of securities representing the European stock market)	12.62%
Lipper European Region Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	14.21%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Solid performance despite significant challenges

Stocks in many European countries struggled during the year ended March 31, 2011. However, overall performance for the region was solid. In May 2010, the perception of sustained global growth changed as fiscal problems in southern Europe came to the forefront. In late August, the anticipation of another round of quantitative easing in the United States caused the U.S. dollar to weaken. Over the course of the rest of the year, the Federal Open Market Committee (FOMC) did engage in another round of quantitative easing through its $600 billion asset purchase program, while the European Central Bank (ECB) delayed its withdrawal of emergency liquidity and intensified its purchasing of Southern European sovereign bonds. Investors began to focus on improved business confidence throughout the Euro zone. By the fourth quarter of 2010, U.S. economic data improved, further lifting European stock markets.

European stocks proved to be resilient in the first quarter of 2011, despite increasing headwinds. Tensions in the Middle East sent oil prices spiraling higher, while the terrible earthquake and tsunami that slammed into the northeastern coast of Japan on March 11, 2011, resulted in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of nuclear contamination. The crisis there also has created supply chain problems that likely will intensify in the months ahead. Although global markets responded swiftly, pulling back significantly, they were also quick to rebound to pre-quake levels. Economic conditions in Europe continued to operate on two tiers in the first quarter of 2011, with European core countries performing well and peripheral countries still struggling. The European Union has taken action with respect to the plight of the sovereign-debt-ridden nations. Greece, Ireland and Portugal all received support from the International Monetary Fund (IMF) and the European Union (EU) to prevent them from defaulting, whereas Spain managed to stabilize and is no longer perceived to be a risk. With respect to other parts of Europe; spending and investment slowly continue to take the place of the stimulus programs despite inflation.

Portfolio strategy

The Fund performed well in both absolute and relative terms during the period. The Fund's outperformance of its benchmark index (before the effect of sales charges) is attributable to several factors. The Fund was substantially overweight in consumer discretionary and industrials, which contributed the most to performance at the sector level. Outstanding stock selection in this arena was also additive. Names that contributed the most include Volkswagen AG-PFD (consumer discretionary), Xstrata PLC (materials), Saipem SPA (energy), Wirecard AG (information technology) and Siemens AG (industrials).

On a sector basis, the Fund was hampered by its underweight exposure to financials and health care. Individual names that detracted include Barclays PLC (financials), Roche Holdings AG (health care), Credit Suisse Group RegD (financials) (both have been removed from the portfolio), and Sanofi-Aventis (financials). The Fund's performance was restrained marginally late in the period due to its euro currency hedge. We hedged the portfolio as tensions over sovereign debt issues and trouble in the Middle East intensified. However, the euro strengthened and the European Central Bank prepared for an interest rate hike due to inflation worries. Thus, the Fund's forward currency positions proved to be untimely.

The Fund maintained its allocation to small- and mid-cap companies, which continue to represent approximately 25 percent of assets. In geographical terms, we continue to overweight Germany and underweight Spain, given the challenges Spain still faces.

Outlook

We still see a mixed picture for European economies. We project moderate growth over the course of the next few years. Consumer spending and investment in advanced countries is not very strong, due to persistent high unemployment, low consumer confidence, ongoing credit concerns, government deficits and weak housing markets, very much like economic conditions in the United States. We believe that policymakers in European peripheral countries need to address debt that could burden future recovery; we project that conditions will continue to be tough for these countries in 2011. With respect to the United Kingdom, inflation has moved far above targets, although the economy remains soft, which puts additional pressure on the Bank of England to raise interest rates. That said, we remain cautiously optimistic as European stock markets remain moderately valued and we project further earnings growth in 2011. We will continue to look for companies that are exposed to the emerging middle class.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy European Opportunities Fund.

Ivy European Opportunities Fund

Asset Allocation

Stocks	**93.7%**
Financials	17.9%
Industrials	13.9%
Energy	13.4%
Consumer Discretionary	12.3%
Information Technology	10.5%
Materials	10.4%
Consumer Staples	8.7%
Health Care	4.5%
Telecommunication Services	2.1%
Cash and Cash Equivalents	**6.3%**

Country Weightings

Europe	**92.8%**
United Kingdom	26.5%
Germany	22.4%
France	14.3%
Switzerland	10.8%
Italy	5.2%
Netherlands	3.6%
Other Europe	10.0%
Pacific Basin	**0.9%**
Cash and Cash Equivalents	**6.3%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	36/104	35
3 Year	78/93	83
5 Year	73/83	87
10 Year	16/63	25

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Xstrata plc	United Kingdom	Materials	Diversified Metals & Mining
Volkswagen AG	Germany	Consumer Discretionary	Automobile Manufacturers
Saipem S.p.A.	Italy	Energy	Oil & Gas Equipment & Services
Vinci	France	Industrials	Construction & Engineering
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financials	Other Diversified Financial Services
Linde AG	Germany	Materials	Industrial Gases
Siemens AG	Germany	Industrials	Industrial Conglomerates
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Compagnie Financiere Richemont S.A.	Switzerland	Consumer Discretionary	Apparel, Accessories & Luxury Goods

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy European Opportunities Fund

(UNAUDITED)



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-11	8.45%	9.99%	14.41%	9.05%	15.87%	15.52%
5-year period ended 3-31-11	-1.69%	-1.54%	-1.15%	—	—	-0.19%
10-year period ended 3-31-11	7.55%	7.25%	7.38%	—	—	—
Since inception of Class[4] through 3-31-11	—	—	—	-6.49%	-4.93%	11.24%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy European Opportunities Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Austria – 0.7%		
Andritz AG	19	$ 1,793
France – 14.3%		
Axa S.A.	60	1,254
BNP Paribas	77	5,617
Compagnie de Saint-Gobain	25	1,531
Gemalto N.V.	50	2,459
Ingenico S.A.	84	3,761
LVMH Moet Hennessy – Louis Vuitton	10	1,583
Sanofi-Aventis	40	2,805
Schneider Electric S.A.	20	3,418
Societe Generale	60	3,899
Technip-Coflexip	15	1,600
Total S.A.	40	2,435
Vinci	120	7,499
		37,861
Germany – 19.3%		
AIXTRON AG	40	1,740
Allianz AG, Registered Shares	10	1,409
Bayer AG	20	1,556
DaimlerChrysler AG, Registered Shares	70	4,960
Deutsche Bank AG	30	1,772
Deutsche Boerse AG	20	1,523
DEUTZ AG (A)	300	2,551
DEUTZ AG (A)(B)	200	1,700
Dialog Semiconductor plc (A)	250	5,159
Fraport AG	25	1,825
HeidelbergCement AG	20	1,400
HeidelbergCement AG (B)	33	2,337
Linde AG	40	6,316
MorphoSys AG (A)	70	1,864
ProSieben- Sat.1 Media AG (A)	40	1,179
Qiagen N.V. (A)	70	1,402
Siemens AG	45	6,187
TOM TAILOR Holding AG (A)	50	987
Wirecard AG	300	5,378
		51,245
Greece – 0.9%		
Coca-Cola Hellenic Bottling Company S.A.	90	2,418
Ireland – 0.9%		
Paddy Power plc	56	2,464
Italy – 5.2%		
DiaSorin S.p.A.	31	1,358
Maire Tecnimont S.p.A.	300	1,235
Saipem S.p.A.	150	7,974
Tenaris S.A.	70	1,719
YOOX S.p.A. (A)	100	1,389
		13,675
Luxembourg – 2.0%		
Acergy S.A.	213	5,382
Netherlands – 3.6%		
ASML Holding N.V., Ordinary Shares	70	3,100
ING Groep N.V., Certicaaten Van Aandelen	500	6,329
		9,429

COMMON STOCKS (Continued)	Shares	Value
Norway – 1.6%		
StatoilHydro ASA	151	$ 4,176
Portugal – 1.8%		
Galp Energia, SGPS, S.A., Class B	220	4,709
Russia – 1.4%		
Sberbank (Savings Bank of the Russian Federation)	1,000	3,758
Spain – 0.7%		
Tecnicas Reunidas, S.A.	30	1,804
Switzerland – 10.8%		
Adecco S.A.	50	3,288
ARYZTA AG	66	3,314
BELIMO Holding AG, Registered Shares	1	1,480
Compagnie Financiere Richemont S.A.	100	5,776
Nestle S.A., Registered Shares	130	7,451
Swatch Group Ltd (The), Bearer Shares	8	3,537
TEMENOS Group AG (A)	100	3,789
		28,635
Turkey – 0.9%		
Turkiye Garanti Bankasi Anonim Sirketi	500	2,338
United Kingdom – 26.5%		
Aurora Russia Limited (A)	1,557	987
Autonomy Corporation plc (A)	100	2,549
Barclays plc	1,208	5,379
BG Group plc	220	5,474
Britvic plc	350	2,221
Capita Group plc (The)	200	2,384
Compass Group plc	300	2,697
GlaxoSmithKline plc	150	2,862
HSBC Holdings plc	555	5,706
Imperial Tobacco Group plc	170	5,257
MAXjet Airways, Inc. (A)	150	—*
MAXjet Airways, Inc. (A)	1,129	—*
Prudential plc	250	2,833
Rio Tinto plc	85	5,971
Royal Bank of Scotland Group plc (The) (A)	3,000	1,963
Standard Chartered plc	100	2,594
tesco plc	400	2,445
Vodafone Group plc	2,000	5,663
Weir Group plc (The)	70	1,944
Xstrata plc	500	11,686
		70,615
TOTAL COMMON STOCKS – 90.6%		**$ 240,302**

(Cost: $196,708)

PREFERRED STOCKS – 3.1%	Shares	Value
Germany		
Volkswagen AG (B)	50	**$ 8,121**

(Cost: $4,360)

Ivy European Opportunities Fund *(in thousands)* MARCH 31, 2011

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 3.2%		
Corporacion Andina de Fomento, 0.210%, 4–25–11	$5,000	$ 4,999
Prudential Funding LLC, 0.000%, 4–1–11	3,407	3,407
		8,406
Master Note – 1.8%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (D)	4,999	4,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 0.8%		
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.), 0.240%, 4–1–11 (D)	$2,000	$ 2,000
TOTAL SHORT-TERM SECURITIES – 5.8%		**$ 15,405**
(Cost: $15,405)		
TOTAL INVESTMENT SECURITIES – 99.5%		**$ 263,828**
(Cost: $216,473)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		**1,248**
NET ASSETS – 100.0%		**$ 265,076**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Goldman Sachs International	50,000	4-11-11	$—	$6,190

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $12,158 or 4.6% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2011.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$240,302	$ —	$ —
Preferred Stocks	8,121	—	—
Short-Term Securities	—	15,405	—
Total	$248,423	$15,405	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 6,190	$ —

Market Sector Diversification	
(as a % of net assets)	
Financials	17.9%
Industrials	13.9%
Energy	13.4%
Consumer Discretionary	12.3%
Information Technology	10.5%
Materials	10.4%
Consumer Staples	8.7%
Health Care	4.5%
Telecommunication Services	2.1%
Other+	6.3%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Bond Fund

 

Mark G. Beischel   Daniel J. Vrabac

Below, Mark G. Beischel, CFA, and Daniel J. Vrabac, portfolio managers of the Ivy Global Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Beischel has managed the Fund since its inception and has 17 years of industry experience. Mr. Vrabac also has managed the Fund since its inception and has 32 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Global Bond Fund (Class A shares at net asset value)	**4.34%**
Benchmark(s) and/or Lipper Category	
Barclays Capital U.S. Dollar-Denominated Universal Index (generally reflects the performance of securities representing the world's bond markets)	**5.73%**
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	**7.11%**

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The fiscal year amounted to a tale of two different halves that affected the performance of the Fund. In May 2010, the perception of sustained global growth changed as the fiscal problems in Southern Europe came to the forefront and China began its renewed tightening efforts. The perceived risk led to the "risk off" trade where credit spreads widened and the U.S. dollar strengthened. During this period of time, the Fund was opportunistically adding to its exposure in emerging market companies. In late August, the anticipation of another round of quantitative easing from the Federal Open Market Committee (FOMC) led credit spreads to tighten and the U.S. dollar to weaken. Over the course of the rest of the year, the FOMC indeed did engage in another round of quantitative easing (QEII) through its $600 billion asset purchase program, while other central banks demonstrated an impressive willingness to remain supportive of growth and inflation. The European Central Bank (ECB) delayed its withdrawal of emergency liquidity and stepped up its purchasing of southern European sovereign bonds, while across emerging markets, central bankers remained very cautious about tightening, focusing more on limiting the impact of the Federal Reserves' liquidity injection on their local markets. Just recently the outlook has been clouded by two major shocks — the high level of oil prices, plus the earthquake and tsunami in Japan. Higher oil prices from the unrest in Northern Africa might affect short-term inflation expectations, and the impact from the tsunami could cause disruptions to the supply chain and a reduction in power could constrain Japan's economic activity in the coming months.

Overall strategy

We continue to seek opportunities to reduce volatility in the Fund. It all starts with our intensive credit analysis that takes into consideration how we believe companies will perform in multiple economic scenarios. We are maintaining a low duration strategy for the Fund that is designed to allow us a higher degree of certainty involving the companies in which we can invest. By maintaining a shorter duration, the turnover of the Fund increases. This is designed to benefit the investor three-fold: it lessens the overall sensitivity to the deterioration in the credit market; it allows the portfolio to reinvest the maturing paper at more attractive yields; and it provides much greater protection against the risk of inflation and/or higher interest rates. We continue to focus on maintaining proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. We believe this flexibility allows us to have less volatility with a reasonable yield in an effort to reward investors over the long term.

The Fund underperformed its benchmark on a relative basis because of its shorter effective duration (2.5 years vs. 4.7 years). Global interest rates declined over the past 12 months, enhancing the overall performance of the Fund and its peer group. With a shorter duration, the Fund participated in this environment but not the full extent of the longer duration benchmark. Additionally, with the Fund's asset base almost 100 percent dollar based, the Fund did not participate in the weaker dollar environment that was evident over the period in question.

With respect to derivatives, we used forward contracts to gain exposure to the Chinese Renminbi and short the Japanese Yen and Euro. This strategy had minimal effect to the overall performance of the Fund over the past 12 months.

Given the extreme volatility and investor uncertainty regarding markets and the dollar, the Fund's bond exposure is now nearly all U.S.-dollar based. The Fund does have exposure to different currencies through the forward market — a 6.1 percent exposure in the Chinese renminbi, a 4.0 percent short position in the euro and a 2.4 percent short in the Japanese yen. The Chinese government already is diversifying away from the U.S. dollar through direct investments, as well as currency swaps with other countries. A small, developing off-shore renminbi-denominated corporate bond market is gaining mass and we will continue to monitor it for investment opportunities. We believe this should bode well for the renminbi versus the U.S. dollar.

Given our heavy exposure to non-Treasury issuers, we continued to search for value in the emerging market corporate space. With the dramatic backup in credit spreads that occurred in late April and early May, the Fund was able to add opportunistically to emerging market credit. This allowed us to add to current holdings at what we felt were relatively attractive prices, as well as to buy those credits that came to market in the first quarter of 2010 at what we believed were better valuations.

We believe the massive overleveraging of the U.S. consumer and financial sector is going to take time to unwind. We are maintaining a cautious outlook and investment policy. The unemployment situation in the U.S. is highly problematic, and coupled with the massive deleveraging and loss of wealth; any sustained recovery is not yet imminent. It is too early to judge the efficacy of all the current government programs in place, and the private sector is nowhere near serving as the catalyst for growth. Following an anticipated end to the asset purchase program at mid-year, policy makers could begin a gradual sequence of measures to prepare for an unwinding of accommodation. Even if European policymakers stabilize the current crisis, the debt problems of Japan and the United States are likely going to garner more attention. The political pain that is being taken in Europe could spread across the oceans. United States policymakers have begun to address the difficult policy choices necessary to put the fiscal finances back on a path towards sustainability. These discussions are extremely partisan, and the outcomes will be hard to predict. Elsewhere, the U.K. appears in worse shape than the U.S. It is getting its house in order, but it will be a long process. The emerging markets have not damaged their balance sheets like the developed markets and are finding themselves in a favorable light as their economies are tilted to a growing Chinese economy. With commodity prices moving up, concerns about inflation have risen in many countries, including China. China's higher-than-expected inflation print has opened the door for more aggressive tightening through a variety of tools — reserve ratios, interest rates and loan targets. Furthermore, the Chinese understand that their policy actions have not done enough to establish a strong domestic-based source of growth; we look for that to change in the future.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.

Ivy Global Bond Fund

Asset Allocation

Bonds	**82.9%**
Corporate Debt Securities	60.8%
United States Government and Government Agency Obligations	19.0%
Other Government Securities	3.1%
Cash and Cash Equivalents	**17.1%**

Quality Weightings

Investment Grade	**54.5%**
AAA	19.3%
AA	0.2%
A	6.8%
BBB	28.2%
Non-Investment Grade	**28.4%**
BB	16.2%
B	10.4%
Non-rated	1.8%
Cash and Cash Equivalents	**17.1%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Country Weightings

North America	**36.1%**
United States	31.3%
Other North America	4.8%
South America	**20.3%**
Brazil	10.4%
Argentina	4.2%
Other South America	5.7%
Europe	**14.3%**
Russia	6.6%
Other Europe	7.7%
Pacific Basin	**8.3%**
Other	**3.8%**
Bahamas/Caribbean	**0.1%**
Cash and Cash Equivalents	**17.1%**

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	132/163	81

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Global Bond Fund

(UNAUDITED)



Ivy Global Bond Fund, Class A Shares[1]	$10,726
Barclays Capital U.S. Dollar-Denominated Universal Index[2]	$11,800
Lipper Global Income Funds Universe Average[2]	$11,597

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2008.

Average Annual Total Return[3]	Class A	Class B	Class C	Class I	Class Y
1-year period ended 3-31-11	-1.66%	-0.34%	3.66%	4.61%	4.44%
5-year period ended 3-31-11	—	—	—	—	—
10-year period ended 3-31-11	—	—	—	—	—
Since inception of Class[4] through 3-31-11	2.37%	2.72%	3.66%	4.68%	4.46%

(3) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4) 4-4-08 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Global Bond Fund (in thousands) MARCH 31, 2011

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.4%		
Bombardier Inc., 7.500%, 3–15–18 (A)	$ 1,200	$ 1,296
Embraer Overseas Limited, 6.375%, 1–24–17	1,700	1,831
		3,127
Agricultural Products – 2.1%		
CCL Finance Limited:		
9.500%, 8–15–14	1,650	1,910
9.500%, 8–15–14 (A)	500	579
Corporacion Pesquera Inca S.A.C., 9.000%, 2–10–17	1,700	1,811
Virgolino de Oliveira Finance Limited, 10.500%, 1–28–18 (A)	575	599
		4,899
Air Freight & Logistics – 0.2%		
FedEx Corporation, 7.375%, 1–15–14	500	567
Airlines – 0.9%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20 (A)	792	855
GOL Finance: 9.250%, 7–20–20	600	641
TAM Capital 2 Inc.: 9.500%, 1–29–20	525	578
		2,074
Alternative Carriers – 0.3%		
PCCW-HKT Capital No. 2 Limited, 6.000%, 7–15–13	750	805
Automotive Retail – 0.8%		
TGI International Ltd., 9.500%, 10–3–17	1,600	1,792
Brewers – 0.7%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (B)	BRL 450	273
Anheuser-Busch InBev Worldwide Inc., 3.000%, 10–15–12	$ 750	771
Miller Brewing Company, 5.500%, 8–15–13	500	543
		1,587
Broadcasting – 0.9%		
Globo Comunicacoe e Participacoes S.A.: 6.250%, 12–20–49 (C)	2,050	2,155
Grupo Televisa, S.A., 8.000%, 9–13–11	150	154
		2,309
Coal & Consumable Fuels – 0.9%		
Indo Integrated Energy B.V., 8.500%, 6–1–12	1,500	1,589
PT Adaro Indonesia, 7.625%, 10–22–19	500	553
		2,142
Construction & Engineering – 0.7%		
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (A)	525	552

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction & Engineering (Continued)		
Odebrecht Finance Ltd.:		
7.500%, 10–18–17	$ 500	$ 548
7.500%, 10–18–17 (A)	500	548
		1,648
Construction Materials – 1.2%		
CEMEX Espana, S.A., 9.250%, 5–12–20	1,185	1,228
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20	365	396
West China Cement Limited, 7.500%, 1–25–16 (A)	1,125	1,138
		2,762
Consumer Finance – 0.8%		
Banco BMG S.A., 9.150%, 1–15–16	990	1,040
SLM Corporation, 5.400%, 10–25–11	750	765
		1,805
Distillers & Vintners – 1.1%		
Central European Distribution Corporation, 9.125%, 12–1–16 (A)	2,000	1,879
Diageo Capital plc, 7.375%, 1–15–14	250	287
Diageo Finance B.V., 5.500%, 4–1–13	250	271
		2,437
Diversified Banks – 5.9%		
Banco Cruzeiro do Sul S.A., 8.500%, 2–20–15 (A)	1,500	1,500
Banco de Credito del Peru, 4.750%, 3–16–16 (A)	2,300	2,283
Banco Industrial e Comercial S.A., 6.250%, 1–20–13 (A)	1,500	1,545
Banco Santander Brasil, S.A., 4.500%, 4–6–15 (A)	750	762
Banco Santander Chile, S.A.:		
5.375%, 12–9–14	250	259
3.750%, 9–22–15 (A)	1,450	1,444
3.750%, 9–22–15	300	299
Bancolombia S.A., 4.250%, 1–12–16 (A)	1,700	1,679
ICICI Bank Limited:		
5.750%, 1–12–12 (A)	500	514
5.750%, 1–12–12	250	257
6.625%, 10–3–12	250	265
SB Capital S.A., 5.930%, 11–14–11	500	516
Sberbank Rossii OAO, 6.480%, 5–15–13	1,000	1,086
State Bank of India, 4.500%, 10–23–14	1,000	1,030
VTB Capital S.A., 6.609%, 10–31–12	250	266
		13,705
Diversified Chemicals – 0.5%		
Dow Chemical Company (The), 7.600%, 5–15–14	1,000	1,155

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining – 2.9%		
Anglo American Capital plc,		
9.375%, 4–8–14	$ 500	$ 598
Raspadskaya Securities Limited,		
7.500%, 5–22–12	1,400	1,452
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	750	901
Southern Peru Copper Corporation,		
6.375%, 7–27–15 (A)	275	302
Suzano Trading Ltd,		
5.875%, 1–23–21 (A)	1,400	1,372
Teck Cominco Limited,		
7.000%, 9–15–12	500	534
Teck Resources Limited,		
9.750%, 5–15–14	500	607
Vedanta Resources plc,		
8.750%, 1–15–14	800	848
		6,614
Electric Utilities – 6.2%		
Allegheny Energy, Inc.,		
8.250%, 4–15–12 (A)	1,500	1,590
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A.,		
8.875%, 12–15–16	1,050	1,019
DPL Inc.,		
6.875%, 9–1–11	500	512
EEB International Ltd.,		
8.750%, 10–31–14	1,500	1,614
Empresa Distribuidora y Comercializadora Norte S.A.,		
9.750%, 10–25–22 (A)	955	984
ENEL Finance International S.A.,		
3.875%, 10–7–14 (A)	500	516
FirstEnergy Corp.,		
6.450%, 11–15–11	275	283
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	112	112
IPALCO Enterprises, Inc.,		
8.625%, 11–14–11	1,142	1,182
Majapahit Holding B.V.,		
7.750%, 10–17–16	1,200	1,350
Monongahela Power Company,		
7.950%, 12–15–13 (A)	1,000	1,137
Oncor Electric Delivery Company LLC,		
6.375%, 5–1–12	1,000	1,050
PPL Energy Supply, LLC:		
6.400%, 11–1–11	500	516
6.300%, 7–15–13	500	545
Rural Electrification Corporation Limited,		
4.250%, 1–25–16	1,175	1,156
Southern Power Company,		
6.250%, 7–15–12	500	530
Tata Electric Companies,		
8.500%, 8–19–17	250	281
		14,377
Food Distributors – 1.4%		
Cargill, Inc.,		
6.375%, 6–1–12 (A)	1,000	1,057
Olam International Limited,		
7.500%, 8–12–20	2,300	2,283
		3,340

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Forest Products – 1.2%		
Celulosa Arauco y Constitucion S.A.,		
7.750%, 9–13–11	$ 500	$ 512
Sino-Forest Corporation:		
10.250%, 7–28–14 (A)	1,250	1,384
10.250%, 7–28–14	900	997
		2,893
Gas Utilities – 0.9%		
National Fuel Gas Company,		
6.700%, 11–21–11	1,000	1,034
Transportadora de Gas del Sur S.A.,		
7.875%, 5–14–17	997	985
		2,019
Health Care Facilities – 0.7%		
HCA Inc.:		
6.750%, 7–15–13	300	315
9.125%, 11–15–14	225	236
HealthSouth Corporation,		
10.750%, 6–15–16	1,000	1,066
		1,617
Homebuilding – 0.9%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	1,100	1,133
URBI, Desarrollos Urbanos, S.A. de C.V.,		
8.500%, 4–19–16	1,000	1,033
		2,166
Household Appliances – 1.0%		
Controladora Mabe, S.A. de C.V.,		
6.500%, 12–15–15	2,150	2,235
Household Products – 0.3%		
Clorox Co.,		
5.450%, 10–15–12	700	743
Independent Power Producers & Energy Traders – 2.0%		
China Resources Power Holdings Company Limited,		
3.750%, 8–3–15	1,200	1,162
Empresa Nacional de Electricidad S.A.,		
8.350%, 8–1–13	1,500	1,680
Listrindo Capital B.V.,		
9.250%, 1–29–15 (A)	650	719
TransAlta Corporation,		
5.750%, 12–15–13	1,000	1,079
		4,640
Industrial Conglomerates – 0.9%		
Jaiprakash Associates Limited, Convertible,		
0.000%, 9–12–12 (D)	1,600	2,100
Industrial Machinery – 0.1%		
Ingersoll-Rand Global Holding Company Limited,		
6.000%, 8–15–13	250	275
Integrated Oil & Gas – 1.7%		
Cenovus Energy Inc.,		
4.500%, 9–15–14	500	536
Empresa Nacional del Petroleo,		
6.750%, 11–15–12 (A)	750	801

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Oil & Gas (Continued)		
Gazprom International S.A.,		
7.201%, 2–1–20	$ 802	$ 872
Gazstream S.A.,		
5.625%, 7–22–13	326	340
Petro-Canada,		
4.000%, 7–15–13	500	524
PF Export Receivables Master Trust,		
6.436%, 6–1–15	214	228
PF Export Receivables Master Trust,		
Senior Trust Certificates, Series 2003-A,		
6.436%, 6–1–15 (A)	514	548
		3,849
Investment Banking & Brokerage – 0.5%		
Morgan Stanley,		
0.500%, 2–11–16 (B)(E)	CNY7,600	1,148
Marine – 0.7%		
SCF Capital Limited:		
5.375%, 10–27–17 (A)	$1,000	981
5.375%, 10–27–17	600	589
		1,570
Marine Ports & Services – 0.4%		
Novorossiysk Port Capital S.A.,		
7.000%, 5–17–12	1,000	1,038
Multi-Utilities – 2.0%		
Abu Dhabi National Energy Company PJSC:		
5.620%, 10–25–12	1,000	1,040
6.600%, 8–1–13	1,000	1,071
Aquila, Inc.,		
11.875%, 7–1–12 (E)	500	557
Black Hills Corporation,		
6.500%, 5–15–13	1,500	1,612
Veolia Environment,		
5.250%, 6–3–13	250	268
		4,548
Office Electronics – 0.1%		
Xerox Corporation,		
5.500%, 5–15–12	250	261
Oil & Gas Drilling – 1.9%		
Lancer Finance Company (SPV) Limited,		
5.850%, 12–12–16 (A)	1,171	1,177
Noble Group Limited:		
8.500%, 5–30–13	1,300	1,453
4.875%, 8–5–15	800	828
Weatherford International, Inc.,		
5.950%, 6–15–12	1,000	1,050
		4,508
Oil & Gas Equipment & Services – 1.2%		
Petroleum Geo-Services ASA, Convertible,		
2.700%, 12–3–12	2,800	2,755
Oil & Gas Exploration & Production – 3.0%		
Anadarko Petroleum Corporation,		
5.750%, 6–15–14	500	547
Novatek Finance Limited,		
5.326%, 2–3–16 (A)	2,200	2,259

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Pacific Rubiales Energy Corp.,		
8.750%, 11–10–16 (A)	$1,000	$ 1,143
Pan American Energy LLC:		
7.750%, 2–9–12	275	283
7.875%, 5–7–21 (A)	1,000	1,076
7.875%, 5–7–21	500	538
Ras Laffan Liquefied Natural Gas Co. Ltd.,		
5.832%, 9–30–16	841	901
		6,747
Oil & Gas Storage & Transportation – 2.8%		
DCP Midstream, LLC,		
9.700%, 12–1–13 (A)	500	588
Energy Transfer Partners, L.P.,		
5.650%, 8–1–12	1,000	1,051
Maritimes & Northeast Pipeline, L.L.C.:		
7.500%, 5–31–14	939	1,016
7.500%, 5–31–14 (A)	469	508
Midcontinent Express Pipeline LLC,		
5.450%, 9–15–14	560	607
ONEOK Partners, L.P.,		
5.900%, 4–1–12	500	523
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	500	566
TransCapital Limited:		
7.700%, 8–7–13	500	559
5.670%, 3–5–14 (A)	500	534
Transneft,		
6.103%, 6–27–12	500	526
		6,478
Packaged Foods & Meats – 2.6%		
BFF International Limited,		
7.250%, 1–28–20 (A)	2,000	2,159
Bunge Limited Finance Corp.,		
5.350%, 4–15–14	300	318
Cadbury Schweppes US Finance LLC,		
5.125%, 10–1–13 (A)	1,000	1,081
Cosan Finance Limited,		
7.000%, 2–1–17	128	139
Cosan S.A. Industria e Comercio,		
8.250%, 11–15–19	175	175
JBS Finance II Ltd.,		
8.250%, 1–29–18 (A)	1,300	1,336
JBS USA LLC and JBS USA Finance, Inc.,		
11.625%, 5–1–14	450	522
Kraft Foods Inc.,		
6.000%, 2–11–13	250	270
		6,000
Paper Products – 1.9%		
Fibria Overseas Finance Ltd.:		
7.500%, 5–4–20 (A)	1,196	1,298
6.750%, 3–3–21 (A)	160	165
International Paper Company,		
7.400%, 6–15–14	400	455
Inversiones CMPC S.A.,		
4.750%, 1–19–18 (A)	1,925	1,891
IRSA Inversiones y Representaciones S.A.,		
8.500%, 2–2–17	625	620
		4,429

Ivy Global Bond Fund (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 0.2%		
Novartis Capital Corporation,		
4.125%, 2–10–14	$ 500	$ 534
Precious Metals & Minerals – 0.4%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	850	973
Publishing – 0.2%		
Pearson Dollar Finance Two plc,		
5.500%, 5–6–13	350	375
Railroads – 0.3%		
Burlington Northern Santa Fe Corporation,		
5.900%, 7–1–12	300	319
Kansas City Southern Railway Company (The),		
13.000%, 12–15–13	250	298
		617
Restaurants – 0.3%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (A)	750	810
Soft Drinks – 0.1%		
PepsiAmericas, Inc.,		
5.750%, 7–31–12	200	213
Steel – 1.1%		
ArcelorMittal,		
9.000%, 2–15–15	500	598
Evraz Group S.A.,		
8.875%, 4–24–13	1,800	1,978
		2,576
Tobacco – 0.3%		
B.A.T. International Finance plc,		
8.125%, 11–15–13	500	579
Trading Companies & Distributors – 0.3%		
CITIC Resources Holdings Limited:		
6.750%, 5–15–14	700	732
Wireless Telecommunication Service – 1.9%		
America Movil, S.A.B. de C.V.:		
5.500%, 3–1–14	500	545
3.625%, 3–30–15	800	822
Indosat Palapa Company B.V.,		
7.375%, 7–29–20 (A)	250	275
Mobile TeleSystems Finance S.A.,		
8.000%, 1–28–12	600	629
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (B)	RUB6,000	212
Open Joint Stock Company "Vimpel-Communications",		
8.375%, 10–22–11	$ 250	259
Vimpel-Communications,		
6.493%, 2–2–16 (A)	1,000	1,035
VIP Finance Ireland Limited,		
8.375%, 4–30–13	550	600
		4,377
TOTAL CORPORATE DEBT SECURITIES – 60.8%		**$140,950**
(Cost: $135,058)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 1.2%		
City of Buenos Aires,		
12.500%, 4–6–15	$ 1,000	$ 1,110
Compania Latinoamericana de Infraestructura & Servicios S.A.:		
9.750%, 5–10–12	410	414
9.500%, 12–15–16	815	786
Province of Buenos Aires (The),		
11.750%, 10–5–15	650	670
		2,980
Norway – 0.3%		
Norway Government Bonds,		
6.000%, 5–16–11 (B)	NOK3,200	581
Russia – 0.2%		
Open Joint Stock Company "Russian Railroads",		
8.500%, 7–6–11 (B)	RUB10,000	355
Supranational – 1.4%		
Central American Bank for Economic Integration:		
4.875%, 1–15–12	$ 500	510
4.875%, 1–15–12 (A)	500	510
5.375%, 9–24–14	1,000	1,078
Corporacion Andina de Fomento,		
6.875%, 3–15–12	1,000	1,048
		3,146
TOTAL OTHER GOVERNMENT SECURITIES – 3.1%		**$ 7,062**
(Cost: $7,110)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 2.1%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates,		
4.000%, 5–15–24	375	393
Federal Home Loan Mortgage Corporation Agency REMIC/CMO,		
5.500%, 1–15–38 (F)	2,119	413
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates,		
4.000%, 11–15–36	368	384
Federal National Mortgage Association Agency REMIC/CMO:		
4.000%, 1–25–19	319	334
5.000%, 6–25–22 (F)	519	43
4.000%, 7–15–23 (F)	5,337	615
4.000%, 12–15–23 (F)	1,470	174
4.000%, 2–15–24 (F)	2,107	234
4.000%, 4–15–24 (F)	1,924	218
4.000%, 9–25–24	328	344
5.000%, 2–25–35	209	219
3.500%, 9–25–39	374	385
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 3–1–22	348	370
5.000%, 8–1–23	156	166
Government National Mortgage Association Agency REMIC/CMO,		
4.500%, 11–20–36 (F)	2,159	325

SCHEDULE OF INVESTMENTS
Ivy Global Bond Fund *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
4.500%, 6–15–23	$ 217	$ 230
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 2.1%		$ 4,847
(Cost: $5,202)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 16.9%		
United States Treasury Notes:		
1.125%, 12–15–11	10,000	10,062
0.625%, 7–31–12	1,850	1,853
1.375%, 2–15–13	15,000	15,168
0.750%, 8–15–13	1,850	1,839
1.750%, 7–31–15	1,980	1,963
2.375%, 7–31–17	1,980	1,938
3.500%, 5–15–20	1,980	2,004
2.625%, 11–15–20	4,500	4,193
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 16.9%		$ 39,020
(Cost: $39,052)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (G) – 4.4%		
Clorox Co.,		
0.240%, 4–5–11	4,000	4,000
Sonoco Products Co.,		
0.000%, 4–1–11	2,078	2,078
St. Jude Medical, Inc.,		
0.200%, 4–7–11	4,000	4,000
		10,078

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (backed by irrevocable letter of credit) (G) – 4.7%		
American Honda Finance Corp. (Honda Motor Co.),		
0.160%, 4–6–11	$4,000	$ 4,000
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.290%, 4–25–11	3,000	2,999
John Deere Credit Limited (John Deere Capital Corporation),		
0.180%, 4–11–11	4,000	4,000
		10,999
Master Note – 1.6%		
Toyota Motor Credit Corporation,		
0.127%, 4–1–11 (H)	3,781	3,781
Municipal Obligations – Taxable – 5.2%		
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-G (Bank of America, N.A.),		
0.240%, 4–1–11 (H)	4,000	4,000
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (JPMorgan Chase Bank, N.A.),		
0.240%, 4–7–11 (H)	3,500	3,500
NY Hsng Fin Agy, Archstone Westbury Hsng Rev Bonds, Ser A (Bank of America, N.A.),		
0.280%, 4–7–11 (H)	2,000	2,000
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bds (Chevron U.S.A. Inc. Proj), Ser 1992 (Chevron Corporation),		
0.200%, 4–1–11 (H)	2,550	2,550
		12,050
TOTAL SHORT-TERM SECURITIES – 15.9%		$ 36,908
(Cost: $36,908)		
TOTAL INVESTMENT SECURITIES – 98.8%		$228,787
(Cost: $223,330)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		2,709
NET ASSETS – 100.0%		$231,496

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Citibank, N.A.	27,500	9-19-11	$ 55	$ —
Buy	Chinese Yuan Renminbi	Citibank, N.A.	5,600	12-7-11	30	—
Buy	Chinese Yuan Renminbi	Citibank, N.A.	10,100	12-7-11	—	41
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	25,500	12-3-12	30	—
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	6,400	1-24-13	3	—
Buy	Chinese Yuan Renminbi	Goldman Sachs International	15,000	3-25-13	4	—
Sell	Euro	Deutsche Bank AG	6,520	8-22-12	—	217
Sell	Japanese Yen	Deutsche Bank AG	471,300	5-10-11	—	297
					$122	$555

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $46,409 or 20.0% of net assets.

(B) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CNY – Chinese Yuan Renminbi, NOK – Norwegian Krone and RUB – Russian Ruble).

(C) This security currently pays the stated rate but this rate will increase in the future.

(D)Zero coupon bond.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011.

(F)Interest Only Security. Amount shown as principal represents notional amount for computation of interest.

(G)Rate shown is the yield to maturity at March 31, 2011.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities ...	$ —	$137,849	$3,101
Other Government			
Securities	—	5,862	1,200
United States Government			
Agency Obligations	—	4,847	—
United States Government			
Obligations	—	39,020	—
Short-Term Securities	—	36,908	—
Total	$ —	$224,486	$4,301
Forward Foreign Currency			
Contracts	$ —	$ 122	$ —
Liabilities			
Forward Foreign Currency			
Contracts	$ —	$ 555	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Other Government Securities
Beginning Balance 4-1-10	$ 205	$ 347
Net realized gain (loss)	—	—
Net unrealized appreciation (depreciation) ...	—	—
Purchases	—	—
Sales	—	—
Transfers into Level 3 during the period	3,101	1,200
Transfers out of Level 3 during the period ...	(205)	(347)
Ending Balance 3-31-11	$3,101	$1,200
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-11	$ 13	$ 14

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)

United States	31.3%
Brazil	10.4%
Russia	6.6%
Argentina	4.2%
Columbia	2.9%
Chile	2.8%
India	2.7%
Mexico	2.6%
Norway	2.3%

Canada	2.2%
China	2.2%
United Kingdom	1.8%
Singapore	1.8%
Supranational	1.4%
Indonesia	1.3%
Panama	1.1%
Luxembourg	1.1%
Other Countries	4.2%
Other+	17.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy High Income Fund



Bryan C. Krug

Below, Bryan C. Krug, portfolio manager of the Ivy High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund for five years and has 12 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy High Income Fund (Class A shares at net asset value)	15.21%
Benchmark(s) and/or Lipper Category	
Citigroup High Yield Market Index (generally reflects the performance of securities representing the high yield sector of the bond market)	14.29%
Lipper High Current Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.56%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Fed policy has been accommodative

Ivy High Income Fund delivered a strong absolute return for the fiscal year ended March 31, 2011.

Investors demonstrated an increased appetite for risk as the period wound to a close, taking both more credit risk and buying more equities. Part of the increased risk appetite can be attributed to a loose Federal Reserve policy, which has driven overall liquidity. Against this backdrop, the Fund emphasized individual sectors and those situations that would provide the Fund with the best risk/reward characteristics.

A focus on individual issuers

Our overriding theme has been, and will continue to be, focusing on companies that we believe have sustainable business models that will benefit in a rebound in the economy. Going forward, the focus on individual issuers will in our view be important. Ivy High Income Fund is a credit fund, and our tenets about the type of companies in which we invest remain consistent. However, in the current environment, we have changed our position within some of the capital structures in which we invest. We will continue to look for debt instruments that we believe optimize the Fund's risk-adjusted performance.

Recent developments

With profit growth expected broadly, we believe credit improvements also should occur, which would be fundamentally positive for the market and result in a continued low default rate. The outlook is dependent on the sustainability of the economic recovery and the actions the Federal Reserve takes regarding future quantitative easing and the subsequent consequences.

The Fund's performance noted above is at net asset value (NAV), and does not include the affect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Fund.

Asset Allocation

Bonds	**95.1%**
Corporate Debt Securities	66.9%
Senior Loans	25.3%
Municipal Bonds – Taxable	2.9%
Cash and Cash Equivalents and Equities	**4.9%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	73/478	16
3 Year	26/426	7
5 Year	17/356	5
10 Year	23/236	10

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**4.2%**
A	1.3%
BBB	2.9%
Non-Investment Grade	**90.9%**
BB	12.8%
B	54.0%
CCC	22.8%
Non-rated	1.3%
Cash and Cash Equivalents and Equities	**4.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



	Ivy High Income Fund, Class A Shares[1]	$21,440
Citigroup High Yield Market Index	$22,524
Lipper High Current Yield Funds Universe Average	$19,885

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-11	8.58%	10.31%	14.42%	8.26%	15.56%	15.25%
5-year period ended 3-31-11	8.12%	8.21%	8.58%	—	—	9.54%
10-year period ended 3-31-11	7.93%	7.57%	7.72%	—	—	8.68%
Since inception of Class[3] through 3-31-11	—	—	—	6.97%	9.54%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

COMMON STOCKS – 0.0%	Shares	Value
Building Products		
Nortek, Inc. (A)	14	$ 619
(Cost: $ –)		

PREFERRED STOCKS		
Consumer Finance – 0.6%		
GMAC Inc., 7% Preferred (B)	13	12,076
Marine – 0.1%		
Seaspan Corporation,		
9.5% Preferred (A)	115	3,096
TOTAL PREFERRED STOCKS – 0.7%		$ 15,172
(Cost: $14,941)		

WARRANTS		
Agricultural Products – 0.1%		
ASG Consolidated LLC	13	1,613
Apparel Retail – 0.1%		
St. John Knits International,		
Incorporated (C)	48	2,577
TOTAL WARRANTS – 0.2%		$ 4,190
(Cost: $798)		

CORPORATE DEBT SECURITIES	Principal	
Advertising – 0.1%		
Checkout Holding Corp.,		
0.000%, 11–15–15 (B)(D)	$ 3,409	2,220
Aerospace & Defense – 2.5%		
Acquisition Co. Lanza Parent,		
10.000%, 6–1–17 (B)	7,510	8,280
Sequa Corporation:		
11.750%, 12–1–15 (B)	18,240	19,699
13.500%, 12–1–15 (B)	21,450	23,434
		51,413
Agricultural Products – 2.9%		
American Seafoods Group LLC,		
10.750%, 5–15–16 (B)	11,655	12,646
ASG Consolidated LLC,		
15.000%, 5–15–17 (B)(E)	13,817	14,172
Darling International Inc.,		
8.500%, 12–15–18 (B)	28,215	30,684
		57,502
Alternative Carriers – 0.2%		
PAETEC Escrow Corporation,		
9.875%, 12–1–18 (B)	4,880	5,148
Apparel Retail – 0.8%		
J.Crew Group, Inc.,		
8.125%, 3–1–19 (B)	14,190	13,924
Limited Brands, Inc.,		
6.625%, 4–1–21	2,635	2,694
		16,618

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Asset Management & Custody Banks – 0.4%		
Nexeo Solutions, LLC,		
8.375%, 3–1–18 (B)	$ 8,905	$ 9,083
Auto Parts & Equipment – 1.3%		
Icahn Enterprises L.P. and Icahn Enterprises		
Finance Corp.,		
7.750%, 1–15–16	17,475	17,956
J.B. Poindexter & Co., Inc.,		
8.750%, 3–15–14	7,619	7,695
Visteon Corporation,		
6.750%, 4–15–19 (B)	1,950	1,950
		27,601
Automotive Retail – 1.2%		
Asbury Automotive Group, Inc.,		
8.375%, 11–15–20 (B)	8,940	9,298
Sonic Automotive, Inc.:		
8.625%, 8–15–13	2,394	2,424
9.000%, 3–15–18	11,430	12,144
		23,866
Broadcasting – 0.9%		
LBI Media Holdings, Inc.,		
9.250%, 4–15–19 (B)	3,900	3,910
SIRIUS XM Radio Inc.,		
8.750%, 4–1–15 (B)	12,590	14,164
		18,074
Building Products – 1.6%		
Nortek, Inc.,		
11.000%, 12–1–13	14,464	15,296
Ply Gem Holdings, Inc.,		
8.250%, 2–15–18 (B)	16,420	16,871
		32,167
Casinos & Gaming – 1.4%		
Ameristar Casinos, Inc.,		
7.500%, 4–15–21 (B)	1,950	1,933
Inn of the Mountain Gods Resort and		
Casino,		
1.250%, 11–30–20	1,012	552
MGM MIRAGE:		
13.000%, 11–15–13	2,840	3,412
10.375%, 5–15–14	2,725	3,120
11.125%, 11–15–17	6,150	7,041
Scientific Games Corporation:		
8.125%, 9–15–18 (B)	975	1,029
9.250%, 6–15–19	10,725	11,770
		28,857
Communications Equipment – 0.7%		
Brightstar Corporation,		
9.500%, 12–1–16 (B)	14,000	15,033
Construction & Farm Machinery & Heavy		
Trucks – 0.6%		
Greenbrier Companies, Inc. (The),		
8.375%, 5–15–15	10,420	10,759
Greenbrier Companies, Inc., (The),		
Convertible,		
3.500%, 4–1–18 (B)	1,585	1,585
		12,344

Ivy High Income Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction Materials – 1.9%		
Headwaters Incorporated,		
7.625%, 4–1–19 (B)	$10,520	$ 10,520
Headwaters Incorporated, Convertible:		
2.500%, 2–1–14	7,250	6,561
14.750%, 2–1–14 (B)	8,100	9,386
Hillman Group, Inc. (The):		
10.875%, 6–1–18	9,520	10,567
10.875%, 6–1–18 (B)	3,162	3,510
		40,544
Consumer Finance – 2.0%		
Bankrate Inc.,		
11.750%, 7–15–15 (B)	15,125	17,205
Credit Acceptance Corporation:		
9.125%, 2–1–17	5,360	5,796
9.125%, 2–1–17 (B)	2,085	2,249
TMX Finance LLC and TitleMax Finance Corp,		
13.250%, 7–15–15 (B)	14,640	16,250
		41,500
Consumer Products – 0.1%		
Prestige Brands, Inc.,		
8.250%, 4–1–18 (B)	2,880	3,038
Distillers & Vintners – 0.3%		
Central European Distribution Corporation,		
9.125%, 12–1–16 (B)	6,650	6,251
Diversified Metals & Mining – 0.2%		
Compass Minerals International, Inc.,		
8.000%, 6–1–19	3,850	4,197
Diversified Support Services – 0.5%		
KAR Holdings, Inc.,		
8.750%, 5–1–14	6,955	7,181
SITEL, LLC and SITEL Finance Corp.,		
11.500%, 4–1–18 (B)	4,320	4,023
		11,204
Education Services – 6.2%		
Education Management LLC and Education Management Finance Corp.:		
8.750%, 6–1–14	7,060	7,228
10.250%, 6–1–16	2,005	2,095
Laureate Education, Inc.:		
10.000%, 8–15–15 (B)	44,173	46,492
11.000%, 8–15–15 (B)(E)	15,079	15,664
11.750%, 8–15–17 (B)	53,795	58,905
		130,384
Electrical Components & Equipment – 1.0%		
NXP B.V. and NXP Funding LLC,		
9.500%, 10–15–15	18,102	19,234
Polypore International, Inc.,		
7.500%, 11–15–17 (B)	1,944	2,041
		21,275
Electronic Equipment & Instruments – 4.8%		
CDW Escrow Corporation,		
8.500%, 4–1–19 (B)	40,920	40,971

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electronic Equipment & Instruments (Continued)		
CDW LLC and CDW Finance Corporation:		
11.000%, 10–12–15	$37,450	$ 40,633
11.500%, 10–12–15	12,175	13,149
8.000%, 12–15–18 (B)	2,925	3,086
		97,839
Electronic Manufacturing Services – 0.8%		
Jabil Circuit, Inc.:		
7.750%, 7–15–16	6,860	7,787
8.250%, 3–15–18	4,070	4,619
KEMET Corporation,		
10.500%, 5–1–18	4,400	4,961
		17,367
Food Retail – 0.2%		
Beverages & More, Inc.,		
9.625%, 10–1–14 (B)	4,875	5,119
General Merchandise Stores – 0.2%		
Dollar General Corporation,		
11.875%, 7–15–17	3,842	4,428
Health Care Facilities – 1.2%		
Tenet Healthcare Corporation,		
6.875%, 11–15–31	29,883	24,766
Health Care Services – 1.0%		
Air Medical Group Holdings Inc.,		
9.250%, 11–1–18 (B)	5,975	6,416
MedImpact Holdings, Inc.,		
10.500%, 2–1–18 (B)	7,898	8,352
OnCure Holdings, Inc.,		
11.750%, 5–15–17	5,290	5,303
		20,071
Health Care Technology – 1.5%		
MedAssets, Inc.,		
8.000%, 11–15–18 (B)	31,336	32,041
Home Furnishings – 0.7%		
Empire Today, LLC and Empire Today Finance Corp.,		
11.375%, 2–1–17 (B)	8,565	9,079
Simmons Bedding Company,		
11.250%, 7–15–15 (B)	4,200	4,531
		13,610
Homefurnishing Retail – 0.2%		
DirectBuy Holdings, Inc.,		
12.000%, 2–1–17 (B)	4,875	3,705
Household Products – 0.8%		
Reynolds Group Holdings Limited,		
9.000%, 4–15–19 (B)	16,200	16,767
Independent Power Producers & Energy Traders – 0.8%		
AES Corporation (The),		
9.750%, 4–15–16	6,000	6,885
Calpine Construction Finance Company, L.P.,		
8.000%, 6–1–16 (B)	9,600	10,464
		17,349

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Conglomerates – 0.1%		
Pinafore, LLC and Pinafore, Inc.,		
9.000%, 10–1–18 (B)	$ 1,695	$ 1,839
Industrial Machinery – 0.5%		
Altra Holdings, Inc.,		
8.125%, 12–1–16	4,750	5,094
CPM Holdings, Inc.,		
10.875%, 9–1–14 (B)	5,350	5,778
		10,872
Internet Software & Services – 0.2%		
Equinix, Inc.,		
8.125%, 3–1–18	3,225	3,491
Investment Banking & Brokerage – 2.3%		
E*TRADE Financial Corporation:		
7.375%, 9–15–13	7,275	7,302
7.875%, 12–1–15	7,750	7,847
12.500%, 11–30–17	26,711	31,853
		47,002
Leisure Facilities – 0.9%		
Palace Entertainment Holdings, LLC,		
8.875%, 4–15–17 (B)	17,505	17,899
Leisure Products – 0.2%		
Yonkers Racing Corporation,		
11.375%, 7–15–16 (B)	4,274	4,755
Life & Health Insurance – 0.7%		
CNO Financial Group, Inc.,		
9.000%, 1–15–18 (B)	7,315	7,754
ILFC E-Capital Trust I,		
5.970%, 12–21–65 (B)(F)	7,300	6,075
		13,829
Metal & Glass Containers – 0.5%		
Graham Packaging Company, L.P. and GPC		
Capital Corp. I,		
9.875%, 10–15–14	2,500	2,584
Pretium Packaging, L.L.C. and Pretium		
Finance, Inc.,		
11.500%, 4–1–16 (B)	7,250	7,323
		9,907
Movies & Entertainment – 0.6%		
AMC Entertainment Holdings, Inc.,		
9.750%, 12–1–20 (B)	7,808	8,355
MU Finance plc,		
8.375%, 2–1–17 (B)	3,900	4,129
		12,484
Multi-Line Insurance – 0.9%		
American International Group, Inc.,		
8.175%, 5–15–58	17,550	18,888
Office Electronics – 0.4%		
Xerox Capital Trust I,		
8.000%, 2–1–27	8,010	8,150
Oil & Gas Drilling – 2.5%		
RDS Ultra-Deepwater Ltd,		
11.875%, 3–15–17 (B)	14,575	15,960

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Drilling (Continued)		
Vantage Drilling Company,		
11.500%, 8–1–15 (B)	$32,100	$ 35,630
		51,590
Oil & Gas Equipment & Services – 0.3%		
Global Geophysical Services, Inc.,		
10.500%, 5–1–17	6,450	6,934
Oil & Gas Refining & Marketing – 0.8%		
Energy Partners Ltd.,		
8.250%, 2–15–18 (B)	12,043	11,983
Western Refining, Inc.,		
10.750%, 6–15–14 (B)(F)	4,722	5,100
		17,083
Oil & Gas Storage & Transportation – 0.1%		
Copano Energy, L.L.C. and Copano Energy		
Finance Corporation,		
7.125%, 4–1–21	2,105	2,131
Other Diversified Financial Services – 1.6%		
Bank of America Corporation:		
8.000%, 12–29–49 (F)	15,945	17,147
8.125%, 12–29–49 (F)	7,375	7,931
JPMorgan Chase & Co.,		
7.900%, 4–29–49 (F)	7,250	7,932
		33,010
Packaged Foods & Meats – 2.0%		
Bumble Bee Foods, LLC:		
9.000%, 12–15–17 (B)	24,797	25,788
9.625%, 3–15–18 (B)	14,625	13,638
FAGE Dairy Industry S.A. and FAGE USA		
Dairy Industry, Inc.,		
9.875%, 2–1–20 (B)	2,925	2,951
		42,377
Pharmaceuticals – 0.7%		
K-V Pharmaceutical Company,		
12.000%, 3–15–15 (B)	7,336	6,859
Quintiles Transnational Holdings Inc,		
9.500%, 12–30–14 (B)	8,305	8,492
		15,351
Publishing – 0.7%		
American Reprographics Company,		
10.500%, 12–15–16 (B)	10,250	11,096
Cambium Learning Group, Inc.,		
9.750%, 2–15–17 (B)	2,425	2,455
		13,551
Regional Banks – 3.2%		
CapitalSource Inc.,		
12.750%, 7–15–14 (B)	17,300	20,802
CIT Group, Inc.:		
7.000%, 5–1–13	5,798	5,907
7.000%, 5–1–15	9,750	9,835
7.000%, 5–1–16	8,600	8,611
7.000%, 5–1–17	9,625	9,637
Marshall & Ilsley Corporation,		
5.000%, 1–17–17	10,450	10,793
		65,585

Ivy High Income Fund *(in thousands)* MARCH 31, 2011

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Restaurants – 4.7%		
CKE Restaurants, Inc., 11.375%, 7–15–18	$35,930	$ 39,612
Dave & Buster's, Inc., 0.000%, 2–15–16 (B)(D)	25,855	14,996
DineEquity, Inc., 9.500%, 10–30–18 (B)	12,816	13,905
Dunkin Brands, Inc., 9.625%, 12–1–18 (B)	7,767	7,913
NPC International, Inc., 9.500%, 5–1–14	1,970	2,014
Wendy's/Arby's Restaurants, LLC, 10.000%, 7–15–16	16,336	17,970
		96,410
Security & Alarm Services – 0.4%		
DynCorp International Inc., 10.375%, 7–1–17 (B)	8,075	8,741
Semiconductor Equipment – 0.3%		
MEMC Electronic Materials, Inc., 7.750%, 4–1–19 (B)	4,900	5,016
Phototronics, Inc., Convertible, 3.250%, 4–1–16 (B)	1,315	1,499
		6,515
Specialized REITs – 0.4%		
CNL Lifestyles Properties, Inc., 7.250%, 4–15–19 (B)	7,300	7,282
Specialty Stores – 0.2%		
PETCO Animal Supplies, Inc., 9.250%, 12–1–18 (B)	3,775	4,039
Steel – 0.3%		
Severstal Columbus LLC, 10.250%, 2–15–18	3,870	4,276
WireCo WorldGroup Inc., 9.500%, 5–15–17 (B)	1,950	2,077
		6,353
Thrifts & Mortgage Finance – 0.8%		
Provident Funding Associates, L.P. and PFG Finance Corp., 10.125%, 2–15–19 (B)	15,089	15,749
Wireless Telecommunication Service – 1.6%		
Cricket Communications, Inc., 7.750%, 10–15–20	2,635	2,655
Digicel Group Limited, 8.250%, 9–1–17 (B)	6,716	7,119
MetroPCS Wireless, Inc., 6.625%, 11–15–20	5,280	5,273
Wind Acquisition Finance S.A., 11.750%, 7–15–17 (B)	14,200	16,331
		31,378
TOTAL CORPORATE DEBT SECURITIES – 66.9%		**$1,384,576**
(Cost: $1,299,759)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Arizona – 0.5%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 1.013%, 1–1–37 (F)	$14,625	$ 9,453
New Jersey – 1.6%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999:		
6.250%, 9–15–19	25,275	24,049
6.400%, 9–15–23	11,865	11,223
		35,272
New York – 0.3%		
NYC Indl Dev Agy, 11.000%, 3–1–29 (B)	5,000	6,214
Texas – 0.5%		
Alliance Arpt Auth, Inc., Spl Fac Rev Rfdg Bonds, Ser 2006 (Federal Express Corp Proj), 4.850%, 4–1–21	3,900	3,910
Brazos River Harbor Navigation, Dist of Brazoria Cnty, TX, Envirnmt Fac Rev Bonds (The Dow Chemical Co Proj), Ser 2002B, 5.950%, 5–15–33 (F)	6,425	6,225
		10,135
TOTAL MUNICIPAL BONDS – TAXABLE – 2.9%		**$ 61,074**
(Cost: $59,275)		

SENIOR LOANS	Principal	Value
Advertising – 0.3%		
Oriental Trading Company, Inc., 7.000%, 1–10–17 (F)	6,125	6,014
Agricultural Products – 0.8%		
Darling International, Inc.:		
5.000%, 11–9–16 (F)	867	871
5.750%, 11–9–16 (F)	200	201
WM. Bolthouse Farms, Inc., 9.500%, 7–25–16 (F)	16,000	16,161
		17,233
Alternative Carriers – 0.8%		
Vonage Holdings Corp.: 9.750%, 12–9–15 (F)	16,188	16,167
Apparel Retail – 1.5%		
Gymboree Corporation (The), 5.000%, 11–23–17 (F)	1,995	1,992
J.Crew Group, Inc.: 4.750%, 1–26–18 (F)	3,120	3,109
St. John Knits International, Inc., 13.000%, 3–3–15 (F)	25,000	26,001
		31,102
Apparel, Accessories & Luxury Goods – 0.1%		
Sports Authority, Inc. (The), 7.500%, 10–26–17 (F)	2,993	2,964

Ivy High Income Fund *(in thousands)* MARCH 31, 2011

SENIOR LOANS (Continued)	Principal	Value
Application Software – 0.1%		
Attachmate Corporation,		
0.000%, 11–21–16 (D)(F)	$ 3,000	$ 2,950
Broadcasting – 1.8%		
High Plains Broadcasting Operating Company, LLC,		
9.000%, 9–14–16 (F)	7,414	7,429
Newport Television LLC,		
9.000%, 9–14–16 (F)	27,056	27,107
		34,536
Building Products – 2.1%		
Goodman Global, Inc.,		
9.000%, 10–6–17 (F)	42,000	43,113
Casinos & Gaming – 0.4%		
Revel AC, Inc.,		
9.000%, 1–24–17 (F)	7,615	7,392
Communications Equipment – 0.8%		
Mitel Networks Corporation,		
7.314%, 8–15–15 (F)	17,259	15,965
Construction Materials – 0.2%		
Brock Holdings III, Inc.,		
10.000%, 3–16–18 (F)	5,000	5,125
Diversified Capital Markets – 0.3%		
Blackstone UTP Capital LLC,		
7.750%, 10–29–14 (F)	6,438	6,502
Diversified Support Services – 3.2%		
Advantage Sales & Marketing, Inc.:		
5.250%, 11–29–17 (F)	6,973	6,978
9.250%, 5–29–18 (F)	35,494	36,092
Applied Systems, Inc.,		
9.250%, 5–17–17 (F)	1,495	1,514
N.E.W. Holdings I, LLC:		
9.500%, 3–5–17 (F)	20,975	21,396
		65,980
Education Services – 0.5%		
Laureate Education, Inc.,		
7.000%, 8–1–14 (F)	9,856	9,899
Environmental & Facilities Services – 0.3%		
K2 Pure Solutions Nocal, L.P.,		
10.000%, 7–20–15 (F)	5,860	5,860
Food Distributors – 1.1%		
Chef's Warehouse, LLC (The),		
11.000%, 4–22–14 (F)	7,987	8,146
Del Monte Foods Company,		
4.500%, 11–26–17 (F)	9,000	9,015
Fairway Group Acquisition Company,		
7.500%, 2–11–17 (F)	5,000	4,975
		22,136
Health Care Facilities – 0.2%		
National Surgical Hospitals, Inc.:		
8.250%, 1–4–17 (F)	4,257	4,215
0.000%, 2–3–17 (D)(F)	743	735
		4,950
Health Care Technology – 0.1%		
MedAssets, Inc.,		
5.250%, 11–15–16 (F)	$ 1,726	$ 1,734
Hypermarkets & Super Centers – 0.4%		
Roundy's Supermarkets, Inc.,		
10.000%, 4–5–16 (F)	8,300	8,414
Independent Power Producers & Energy Traders – 3.5%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC:		
3.759%, 10–10–14 (F)	2,726	2,290
3.803%, 10–10–14 (F)	1,226	1,032
Texas Competitive Electric Holdings Company, LLC:		
3.746%, 10–10–14 (F)	3,058	2,551
3.759%, 10–10–14 (F)	77,312	64,483
3.803%, 10–10–14 (F)	1,495	1,247
		71,603
Internet Software & Services – 2.3%		
Nextag, Inc.,		
7.000%, 12–29–17 (F)	20,866	19,718
SAVVIS Communications Corporation:		
6.750%, 7–9–16 (F)	12,425	12,493
Springboard Finance, L.L.C.,		
7.000%, 2–2–15 (F)	16,625	16,646
		48,857
IT Consulting & Other Services – 1.2%		
Presidio, Inc.,		
7.250%, 3–31–17 (F)	23,000	22,770
Vertafore, Inc.,		
9.750%, 10–18–17 (F)	1,467	1,490
		24,260
Leisure Products – 1.2%		
Guitar Center, Inc.,		
5.560%, 4–9–17 (F)	10,000	9,500
Provo Craft & Novelty, Inc.:		
8.000%, 12–31–49 (F)	96	81
8.250%, 12–31–49 (F)	10,000	8,400
Visant Corporation,		
5.250%, 12–31–16 (F)	6,983	6,965
		24,946
Restaurants – 0.5%		
Dunkin' Brands, Inc.,		
4.250%, 11–23–17 (F)	1,496	1,505
Focus Brands, Inc.:		
5.250%, 2–28–16 (F)	8,823	8,878
6.250%, 2–28–16 (F)	35	36
		10,419
Specialized Consumer Services – 0.2%		
Asurion, LLC:		
6.750%, 3–31–15 (F)	4,988	5,040
Specialty Stores – 1.4%		
Vision Holding Corp.:		
12.000%, 11–23–16 (F)	19,500	19,500
12.250%, 11–23–16 (F)	500	500

Ivy High Income Fund *(in thousands)* MARCH 31, 2011

SENIOR LOANS (Continued)	Principal	Value
Specialty Stores (Continued)		
Walco International, Inc. (Animal Health),		
12.250%, 11–10–15 (F)	$10,028	$ 9,978
		29,978
TOTAL SENIOR LOANS – 25.3%		**$ 523,139**
(Cost: $510,223)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 1.5%		
Bemis Company, Inc.,		
0.300%, 4–15–11	7,250	7,249
Clorox Co.:		
0.240%, 4–5–11	4,000	4,000
0.290%, 4–21–11	3,700	3,699
Kellogg Co.:		
0.270%, 4–15–11	10,000	9,999
0.280%, 4–28–11	4,000	3,999
PacifiCorp,		
0.000%, 4–1–11	2,332	2,332
		31,278
Commercial Paper (backed by irrevocable letter of credit) (G) – 2.1%		
Citigroup Funding Inc. (Citigroup Inc.),		
0.210%, 5–2–11	6,000	5,999
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.):		
0.220%, 4–5–11	5,000	5,000
0.290%, 4–25–11	10,000	9,998

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (backed by irrevocable letter of credit) (Continued)		
John Deere Credit Limited (John Deere Capital Corporation):		
0.180%, 4–11–11	$12,500	$ 12,500
0.190%, 4–13–11	10,000	9,999
		43,496
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.127%, 4–1–11 (H)	34	34
Municipal Obligations – Taxable – 1.4%		
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008–G (Bank of America, N.A.),		
0.240%, 4–1–11 (H)	6,000	6,000
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (Bank of New York (The)),		
0.260%, 4–1–11 (H)	23,821	23,821
		29,821
TOTAL SHORT-TERM SECURITIES – 5.0%		**$ 104,629**
(Cost: $104,629)		
TOTAL INVESTMENT SECURITIES – 101.0%		**$2,093,399**
(Cost: $1,989,625)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.0%)		**(20,032)**
NET ASSETS – 100.0%		**$2,073,367**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $888,746 or 42.9% of net assets.

(C)Restricted security. At March 31, 2011, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
St. John Knits International, Incorporated	3–8–10 to 6–22–10	48	$—	$2,577

The total value of this security represented 0.1% of net assets at March 31, 2011.

(D)Zero coupon bond.

(E)Payment-in-kind bonds.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011.

(G)Rate shown is the yield to maturity at March 31, 2011.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

Ivy High Income Fund (in thousands) MARCH 31, 2011

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 619	$ —	$ —
Preferred Stocks	3,096	12,076	—
Warrants	—	1,613	2,577
Corporate Debt Securities	—	1,383,077	1,499
Municipal Bonds	—	61,074	—
Senior Loans	—	295,657	227,482
Short-Term Securities	—	104,629	—
Total	$3,715	$1,858,126	$231,558

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Warrants	Corporate Debt Securities	Senior Loans
Beginning Balance 4-1-10	$ —*	$ 18,252	$ 41,495
Net realized gain (loss)	—	(47)	2,240
Net unrealized appreciation (depreciation)	2,577	72	(3,826)
Purchases	—	—	21,830
Sales	—	(25)	(39,175)
Transfers into Level 3 during the period	—	1,499	212,580
Transfers out of Level 3 during the period	—	(18,252)	(7,662)
Ending Balance 3-31-11	$2,577	$ 1,499	$227,482
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-11	$2,577	$ 184	$ 2,497

*Not shown due to rounding.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy International Balanced Fund



Below, John C. Maxwell, CFA, portfolio manager of the Ivy International Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Maxwell has managed the Fund since April 15, 2009. He has 18 years of industry experience.

John C. Maxwell

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy International Balanced Fund (Class A shares at net asset value)	14.08%
Benchmark(s) and/or Lipper Category	
MSCI AC World ex U.S.A. Index (generally reflects the performance of securities representing international stock markets)	13.15%
J.P. Morgan Non-U.S. Government Bond Index (generally reflects the performance of securities representing the international government bond market)	9.83%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.15%

Multiple indexes are presented because the Fund invests in stocks, bonds and other instruments.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Solid stock selection, strong market

The Fund's heavy weighting in stocks over cash and fixed income drove Fund performance during the year. Within the equity portfolio, stock picking and country selection drove performance. The Fund owned some very strong-performing stocks in the information technology and energy sectors. Taiwan and Australia were the market's standout regions, and the Fund benefited significantly from its meaningful weighting in both. The Fund's fixed-income holdings' performance was driven by an overweight of emerging market issues versus the index. While the Fund's short duration helped in developed markets, it hurt the Fund's fixed-income performance in emerging markets.

The Fund's worst-performing sector was consumer discretionary, where it owned more stable media stocks rather than high-cost discretionary stocks, such as luxury goods. In addition, foreign currency exposure was a slight headwind to performance relative to the index.

Solid returns

The 12-month period ended on March 31, 2011, provided solid equity and fixed returns despite a lot of turmoil around the globe. In the end, it is our view that what mattered most were the continued growth of the global economy and low interest rates.

These low rates likely depressed fixed-income yields and, accordingly, had the intended consequence of shifting investors into riskier assets, such as stocks, from low-yielding bonds and short-term cash instruments.

Throughout the 12 months, we kept the Fund's fixed-income investments at the low end of our 30 to 50 percent range, seeing better opportunities in equities. So, we generally reacted to market dynamics through how we allocated our equities.

Market events, portfolio shifts

Our fiscal year started badly. In early April, Europe's sovereign debt issues were peaking, and we feared that the European Union could dissolve. These sovereign debt issues continued throughout the 12-month period. In the end, after a number of tests, it seems that the European Union is intent on doing what it takes to remain a union. Excessive government debt remains an issue in most developed markets, including the U.S. and Japan, and ultimately could present a risk to the global recovery and equities.

During the first fiscal quarter (April to June 2010), we built up our cash reserves on fears that Europe might dissolve, but we reinvested it quickly. In the April/May time frame, we reduced the Fund's equity weighting in industrials and consumer staples, as we felt we could get similar exposures at much lower prices with telecommunications services, energy and materials.

Throughout the summer, economic data in the U.S. was disappointing, while Europe and Japan were generally surpassing low expectations. Throughout the calendar year, earnings reports in virtually every region were supportive to equities, as companies did a good job of managing their costs and expectations. In late August, as talk about the Fed's Quantitative Easing 2 (QEII) policy mounted, the yields on the 10-year government bonds in most developed countries were very low, in the mid two percent area, so we got bullish. At the time, we believed that equities were just too inexpensive versus fixed income. There were some large, international equity markets in which the average dividend yield in the market was twice the yield of its respective 10-year bond. In the last 50 years, this has been extremely rare. In September, we added a new investment theme: seeking exposure to increasing merger and acquisition activity.

By the fourth quarter of 2010, U.S. economic data stopped disappointing and started to pleasantly surprise, bolstering developed equity markets everywhere. During the first three quarters of the Fund's fiscal year, developing countries' equity markets under-performed due to government tightening measures necessary to cool economies down and to avert inflation.

Entering 2011, we have become increasingly cautious. In mid-March, we removed the Fund's cyclical tilt (which has been in place for almost two years) and increased cash reserves to between five and 10 percent. While equities remain less expensive than fixed income, risks appear to be growing. Revolution in the Middle East could be dangerous. It is our observation that inflation has a history of causing problems in the emerging markets. Sovereign debt remains elevated and continues to grow in the developed markets. Finally, the tragedy in Japan has yet to play out.

As we enter the Fund's next fiscal year, we see no reason to remove our cautious stance. The changes to the Fund's top 10 holdings are representative of our increased defensive posturing. Additionally, our focus on cash generation and dividends across all of the Fund's names should provide a buffer if the market takes a more negative tone. Today, our major themes are:

• The strengthening emerging markets consumer, particularly Asia;

• Strong growth in infrastructure spending;

• High and reliable dividends; and

• Increasing mergers and acquisitions activity.

Our ideal stock is a company exposed to our themes that is experiencing strong cash generation, has a strong balance sheet and has good prospects for relative sales growth. We project incremental purchases will be among growth stocks. From positioning, we continue to hold cash reserves in the five to 10 percent range, equities around 60 to 65 percent and bonds making up the balance. Within equities, the Fund owns a number of high-yielding companies with strong balance sheets to make up for the low bond weighting.

Our outlook

As we look into fiscal 2012, we believe the risk/reward trade-off warrants more caution. The instability in the Middle East has us most concerned. Also, increased governmental involvement in markets leads to lower multiples. Assuming we manage through the various risks, we project moderate growth in the developed world and strong growth in the emerging world. This growth scenario would likely be positive for stocks.

Our largest concerns are the following:

• War in the Middle East and/or North Africa escalates and disrupts oil supply;

• Inflation takes off in the developing world;

• Investors lose their appetite for mispriced developed markets debt; and/or

• Heavily involved governments make policy errors.

We believe that opportunities exist if developed economies continue to grow while stimulative and unorthodox policies are removed. If this growth occurs, we will become much more positive. As stated above, equities in developed markets remain inexpensive when compared to most fixed-income alternatives.

We are and will be monitoring spreads, willingness of banks to lend, money flows and performance of stimulus-supported parts of the global market after the stimulus is removed. We are watching money flows to see where the next bubble might occur. Finally, we are monitoring areas like auto and home purchases to see how they trend.

For the long term, we believe that the emerging populations in countries like China, India, Russia and Brazil will continue to try to create a standard of living closer to that in the U.S. To accomplish this, they will require vast amounts of infrastructure and increasingly productive economies. We believe that these trends could drive consumer-facing companies serving these markets and infrastructure companies. As always, we will continue to buy stock in companies that demonstrate strong cash generation, less- leveraged balance sheets and solid opportunities for growth.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Balanced Fund.

Ivy International Balanced Fund

ALL DATA IS AS OF MARCH 31, 2011 (UNAUDITED)

Asset Allocation

Stocks	**60.1%**
Financials	10.8%
Energy	8.1%
Consumer Discretionary	7.9%
Telecommunication Services	7.6%
Industrials	7.5%
Consumer Staples	6.1%
Materials	5.6%
Information Technology	4.2%
Health Care	2.3%
Bonds	**30.4%**
Other Government Securities	15.7%
Corporate Debt Securities	14.7%
Cash and Cash Equivalents	**9.5%**

Country Weightings

Europe	**40.3%**
France	17.5%
United Kingdom	6.3%
Other Europe	16.5%
Pacific Basin	**35.3%**
Australia	13.1%
Japan	6.7%
Other Pacific Basin	15.5%
North America	**4.9%**
South America	**8.7%**
Brazil	4.8%
Other South America	3.9%
Other	**1.3%**
Cash and Cash Equivalents	**9.5%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	161/565	29
3 Year	431/511	85
5 Year	62/421	15
10 Year	3/219	2

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Mitsubishi Corporation	Japan	Industrials	Trading Companies & Distributors
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
DuluxGroup Limited	Australia	Materials	Specialty Chemicals
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Vivendi Universal	France	Consumer Discretionary	Movies & Entertainment
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Bezeq – Israel Telecommunication Corp., Ltd. (The)	Israel	Telecommunication Services	Integrated Telecommunication Services
Foster's Group Limited	Australia	Consumer Staples	Brewers
NTT DoCoMo, Inc.	Japan	Telecommunication Services	Wireless Telecommunication Service

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Ivy International Balanced Fund

(UNAUDITED)



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-11	7.52%	9.04%	13.42%	7.67%	14.63%	14.33%
5-year period ended 3-31-11	3.43%	3.46%	3.95%	—	—	4.82%
10-year period ended 3-31-11	7.31%	—	—	—	—	—
Since inception of Class[3] through 3-31-11	—	6.47%	6.76%	0.01%	2.09%	7.70%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus International Balanced Fund merged into the Ivy International Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus International Balanced Fund Class A shares, restated to reflect current sales charges applicable to Ivy International Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy International Balanced Fund. If these expenses were reflected, performance shown would differ.

SCHEDULE OF INVESTMENTS
Ivy International Balanced Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Australia – 9.4%		
Coal & Allied Industries Limited	20	$ 2,426
Computershare Limited	197	1,890
David Jones Limited	433	2,127
DuluxGroup Limited	1,730	4,849
Foster's Group Limited	629	3,724
Myer Holdings Limited	607	2,015
Newcrest Mining Limited	60	2,465
Orica Limited	84	2,302
Telstra Corporation Limited	1,606	4,683
Toll Holdings Limited	198	1,216
		27,697
Brazil – 2.5%		
Cyrela Brazil Realty S.A. Empreendimentos e Participacoes (A)	239	2,261
TIM Participacoes S.A., ADR	46	1,990
Vivo Participacoes S.A., ADR	75	3,033
		7,284
Chile – 1.1%		
Embotelladora Andina S.A.	840	3,375
China – 2.5%		
China Mobile Limited	320	2,947
China Pacific Insurance (Group) Co. Ltd., H Shares	416	1,750
Industrial and Commercial Bank of China Limited, H Shares (B)	3,034	2,520
		7,217
Denmark – 0.6%		
PANDORA Holding A/S (A)(B)	34	1,749
France – 11.9%		
Alstom	49	2,911
Axa S.A.	103	2,161
BNP Paribas	23	1,679
Danone	51	3,304
Sanofi-Aventis	61	4,301
Schneider Electric S.A.	12	2,029
Societe Generale	37	2,425
Total S.A.	142	8,616
Vinci	51	3,176
Vivendi Universal	158	4,513
		35,115
Germany – 0.8%		
Bayer AG	31	2,444
Hong Kong – 2.7%		
Cheung Kong (Holdings) Limited	205	3,342
New World Development Company Limited	1,180	2,084
Yue Yuen Industrial (Holdings) Limited	769	2,445
		7,871
Israel – 1.3%		
Bezeq – Israel Telecommunication Corp., Ltd. (The)	1,270	3,767

COMMON STOCKS (Continued)	Shares	Value
Italy – 1.4%		
Mediaset S.p.A.	314	$ 1,997
Tenaris S.A.	91	2,223
		4,220
Japan – 6.7%		
Honda Motor Co., Ltd.	44	1,657
Lawson, Inc.	48	2,319
Mitsubishi Corporation	207	5,742
Nissin Kogyo Co., Ltd.	154	2,658
NTT DoCoMo, Inc.	2	3,615
Shin-Etsu Chemical Co., Ltd.	33	1,655
Sumitomo Corporation	150	2,141
		19,787
Netherlands – 1.0%		
Fugro N.V.	34	3,001
Norway – 2.7%		
North Atlantic Drilling Ltd. (A)	1,441	2,593
Seadrill Limited	75	2,717
StatoilHydro ASA	90	2,495
		7,805
Singapore – 1.9%		
CapitaCommercial Trust	2,506	2,764
Singapore Airlines Limited	251	2,724
		5,488
Spain – 1.0%		
Indra Sistemas S.A.	140	2,809
Sweden – 0.9%		
Telefonaktiebolaget LM Ericsson, B Shares	209	2,690
Switzerland – 2.9%		
ABB Ltd	101	2,436
Credit Suisse Group AG, Registered Shares	81	3,456
Syngenta AG	8	2,538
		8,430
Taiwan – 2.5%		
Fubon Financial Holding Co., Ltd. (B)	1,876	2,491
High Tech Computer Corp.	44	1,734
Taiwan Semiconductor Manufacturing Company Ltd.	1,314	3,154
		7,379
United Kingdom – 5.5%		
Barclays plc	463	2,062
Home Retail Group plc	584	1,810
HSBC Holdings plc	212	2,178
Prudential plc	229	2,596
Unilever plc	170	5,187
Vodafone Group plc	801	2,267
		16,100

COMMON STOCKS (Continued)	Shares	Value
United States – 0.8%		
Southern Copper Corporation	61	$ 2,443
TOTAL COMMON STOCKS – 60.1%		**$176,671**
(Cost: $156,394)		

CORPORATE DEBT SECURITIES	Principal	
Argentina – 1.1%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (B)	$3,000	3,240
Australia – 2.1%		
Coles Myer Finance Limited,		
6.000%, 7–25–12 (C)	AUD1,250	1,294
Fairfax Media Group Finance Pty		
Limited,		
5.250%, 6–15–12 (C)	EUR2,000	2,912
Vodafone Group plc,		
6.750%, 1–10–13 (C)	AUD2,000	2,094
		6,300
Brazil – 2.3%		
AmBev International Finance Co. Ltd.,		
9.500%, 7–24–17 (C)	BRL7,500	4,549
Globo Comunicacoe e Participacoes		
S.A.,		
6.250%, 12–20–49	$2,000	2,103
		6,652
Canada – 2.0%		
Manitoba Telecom Services Inc.,		
6.650%, 5–11–16 (C)	CAD2,000	2,274
Teck Resources Limited,		
9.750%, 5–15–14	$3,000	3,642
		5,916
Chile – 1.0%		
Banco Santander Chile,		
6.500%, 9–22–20 (C)	CLP1,482,000	2,854
Columbia – 0.7%		
Empresas Publicas de Medellin E.S.P.,		
8.375%, 2–1–21 (C)	COP3,888,000	2,150
Denmark – 1.2%		
Carlsberg Finans A/S,		
7.000%, 2–26–13 (C)	GBP2,000	3,423
France – 2.1%		
Vivendi,		
7.750%, 1–23–14 (C)	EUR2,000	3,160
WPP Finance S.A.,		
5.250%, 1–30–15 (C)	2,000	2,985
		6,145
Luxembourg – 0.3%		
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (B)	$750	863
Netherlands – 1.1%		
Heineken N.V.,		
7.125%, 4–7–14 (C)	EUR2,000	3,117

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United Kingdom – 0.8%		
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	$2,000	$ 2,404
TOTAL CORPORATE DEBT SECURITIES – 14.7%		**$ 43,064**
(Cost: $39,095)		

OTHER GOVERNMENT SECURITIES		
Australia – 1.6%		
New South Wales Treasury		
Corporation,		
6.000%, 5–1–12 (C)	AUD4,600	4,810
France – 3.5%		
French Treasury Bond (OAT),		
4.250%, 10–25–17 (C)	EUR6,920	10,362
Germany – 1.2%		
KfW, Frankfurt/Main, Federal Republic		
of Germany,		
3.250%, 5–5–14 (C)	SEK22,000	3,454
Malaysia – 2.4%		
Malaysian Government Bonds:		
3.756%, 4–28–11 (C)	MYR8,550	2,826
3.461%, 7–31–13 (C)	12,435	4,125
		6,951
Mexico – 2.1%		
United Mexican States Government		
Bonds,		
8.000%, 12–19–13 (C)	MXN69,000	6,062
Netherlands – 1.0%		
Netherlands Government Bonds,		
4.500%, 7–15–17 (C)	EUR2,000	3,049
New Zealand – 1.0%		
New Zealand Government Bonds,		
6.000%, 11–15–11 (C)	NZD3,910	3,046
Poland – 0.4%		
Poland Government Bonds,		
6.250%, 10–24–15 (C)	PLN3,250	1,170
South Korea – 2.5%		
Republic of Korea (The),		
7.125%, 4–16–19	$1,190	1,401
South Korea Treasury Bonds,		
5.250%, 9–10–12 (C)	KRW6,350,000	5,924
		7,325
TOTAL OTHER GOVERNMENT SECURITIES – 15.7%		**$ 46,229**
(Cost: $44,369)		

SHORT-TERM SECURITIES		
Commercial Paper (D) – 6.1%		
Bank of Nova Scotia,		
0.190%, 4–18–11	$6,000	5,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Caterpillar Financial Services Corporation,		
0.000%, 4–1–11	$5,000	$ 5,000
Sara Lee Corporation,		
0.000%, 4–1–11	1,994	1,994
St. Jude Medical, Inc.,		
0.200%, 4–7–11	5,000	5,000
		17,993
Master Note – 0.4%		
Toyota Motor Credit Corporation,		
0.127%, 4–1–11 (E)	1,284	1,284
Municipal Obligations – Taxable – 2.6%		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS		
Hosp Corp Issue, Ser 2008C (JPMorgan		
Chase & Co.),		
0.220%, 4–1–11 (E)	6,000	6,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable		
(Continued)		
NY Hsng Fin Agy, Archstone Westbury Hsng		
Rev Bonds, Ser A (Bank of America,		
N.A.),		
0.280%, 4–7–11 (E)	$1,500	$ 1,500
		7,500
TOTAL SHORT-TERM SECURITIES – 9.1%		**$ 26,777**
(Cost: $26,777)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$292,741**
(Cost: $266,635)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**1,091**
NET ASSETS – 100.0%		**$293,832**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Australian Dollar	Goldman Sachs International	42,700	4-29-11	$ —	$2,151
Sell	Euro	Deutsche Bank AG	10,600	4-11-11	—	247
Sell	Japanese Yen	Goldman Sachs International	2,300,000	1-5-12	619	—
					$619	$2,398

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $10,863 or 3.7% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, BRL – Brazilian Real, CAD – Canadian Dollar, CLP – Chilean Peso, COP – Columbian Peso, EUR – Euro, GBP – British Pound, KRW – South Korean Won, MXN – Mexican Peso, MYR – Malaysian Ringgit, NZD – New Zealand Dollar, PLN – Polish Zloty and SEK – Swedish Krona).

(D) Rate shown is the yield to maturity at March 31, 2011.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$176,671	$ —	$ —
Corporate Debt Securities	—	40,152	2,912
Other Government Securities	—	46,229	—
Short-Term Securities	—	26,777	—
Total	$176,671	$113,158	$2,912
Forward Foreign Currency Contracts	$ —	$ 619	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 2,398	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities
Beginning Balance 4-1-10	$ —
Net realized gain (loss)	—
Net unrealized appreciation (depreciation)	—
Purchases	—
Sales	—
Transfers into Level 3 during the period	2,912
Transfers out of Level 3 during the period	—
Ending Balance 3-31-11	$2,912
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-11	$ 190

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Other Government Securities	15.7%
Consumer Discretionary	12.8%
Financials	11.8%
Consumer Staples	10.4%
Telecommunication Services	9.4%
Energy	8.8%
Materials	7.6%
Industrials	7.5%
Information Technology	4.2%
Health Care	2.3%
Other+	9.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund



Below, John C. Maxwell, CFA, portfolio manager of the Ivy International Core Equity Fund, discusses the Fund's positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Maxwell has managed and/or co-managed the Fund for five years, and he has 18 years of industry experience.

John C. Maxwell

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy International Core Equity Fund (Class A shares at net asset value)	16.60%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Index (generally reflects the performance of securities representing the international securities markets)	10.42%
Lipper International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.77%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A positive market environment, fund performance

Stock, sector and country selection all contributed to performance, and in that order of importance. Over the period, our effort to keep exposure to developed market consumers low and developing market consumers high resulted in strong returns. The Fund's performance was driven more by where it was *not* invested than where it was invested. The four worst-performing sectors in the index were utilities, financials, information technology (IT) and health care. Except for IT, the Fund was significantly underweight with respect to the poor performers. Rather, stock selection within IT, where the Fund was double weight the index, allowed it to be the best-performing sector in the Fund. Consumer discretionary was the only sector in which the Fund underperformed. Its exposure to media, rather than high-dollar discretionary stocks, such as luxury goods, caused this underperformance.

We manage the Fund more around sectors than countries, but three of our country-specific calls during the year worked out well. The Fund was overweight and outperformed in Australia and Taiwan, based largely on dividend yield and both countries' ties to developing-market growth. Finally, as is frequently the case, we were underweight with respect to Japan. Due to the epic earthquake and tsunami disaster, Japan significantly underperformed for the second year in a row. However, the Fund's Japanese holdings did very well, more than offsetting the country's underperformance. Finally, the Fund's 13 percent weighting directly in emerging markets throughout the year also contributed to performance.

The Fund's direct foreign currency exposures were a slight headwind to performance relative to the index, knocking a little less than 1 percentage point off performance.

Solid returns

The 12-month period ended March 31, 2011 provided solid equity returns despite a lot of turmoil around the globe. In the end, what mattered most were the continued growth of the global economy and low interest rates. These low rates appeared to achieve their intended consequence of shifting investors into riskier assets, such as stocks, from low-yielding bonds and short-term cash instruments.

The Fund's fiscal year started on a bad foot. In early April, Europe's sovereign debt issues were peaking and we feared that the European Union could dissolve. These sovereign debt issues continued throughout the 12-month period. In the end, after a number of tests, it seems that the European Union is intent on doing what it takes to remain a union. Excessive government debt remains an issue in most developed markets, including the U.S. and Japan, and ultimately could present a risk to the global recovery and equities.

During the first fiscal quarter (April to June 2010), we built up our cash reserves on fears that Europe might dissolve, but we reinvested this cash quickly. In the April/May timeframe we reduced the Fund's weighting in industrials and consumer staples as we believed we could get similar exposures at much lower prices with telecommunications services, energy and materials.

Throughout the summer, economic data in the U.S. was disappointing, while Europe and Japan were generally surprising due to low expectations. Throughout the calendar year, earnings reports in virtually every region were supportive to equities, as companies did a good job of managing their costs and expectations. In late August, as talk about Quantitative Easing 2 (QEII) mounted, the yields on the 10-year government bonds in most developed countries were very low, in the mid 2 percent area, and our views became bullish. At the time, equities were too inexpensive versus their liquid alternative — fixed income. There were some large international equity markets where the average dividend yield in the market was twice the yield of its respective 10-year bond. In the last 50 years, this has been extremely rare. In September, we added a new investment theme: seeking exposure to increasing merger and acquisition activity.

By the fourth calendar quarter of 2010, U.S. economic data stopped disappointing and started to pleasantly surprise, bolstering developed equity markets everywhere. During the first three quarters of the fiscal year, developing countries' equity markets underperformed due to government tightening measures necessary to cool economies down to avert inflation. We maintained the Fund's 10 to 15 percent weighting in developing markets throughout the year.

Increasingly cautious

As the calendar turned to 2011, we have become increasingly cautious. In mid-March, we removed the Fund's cyclical tilt (which has been in place for almost two years) and increased cash reserves to between five and 10 percent. While equities remain less expensive than fixed-income, it is our view that risks are growing. We believe that revolution in the major oil producing regions is dangerous. It is our observation that inflation has a history of causing problems in the emerging markets. Sovereign debt remains elevated and continues to grow in the developed markets. Finally, the tragedy in Japan has yet to play out.

As we enter the Fund's next fiscal year, we see no reason to remove our cautious stance. The changes to the Fund's top-10 holdings are representative of our increased defensive posturing. Additionally, we believe our focus on cash generation and dividends across all of the Fund's names should provide a buffer if the market takes a more negative tone. Today, our major themes are:

- The strengthening emerging markets consumer, particularly Asia;

- Strong growth in infrastructure spending;

- High and reliable dividends; and

- Increasing mergers and acquisitions activity.

The Fund is neutrally positioned between value and growth, and we are more interested in adding growth than value at this time. We continue to have a cyclical tilt running with low cash levels and strong exposure to the emerging markets — about 15 percent of the Fund. Our ideal stock is a company exposed to our themes that is experiencing strong cash generation, has a strong balance sheet and has good prospects for relative sales growth. We project incremental purchases will be among growth stocks. From positioning, we continue to hold cash reserves in the five to 10 percent range, and we expect to have direct emerging markets exposure at the high end of our zero to 15 percent range.

Significant concerns remain

As we look ahead, we believe the risk/reward trade-off warrants more caution. The instability in the Middle East has us most concerned. Also, governments' involvement in markets could lead to lower multiples. Assuming we manage through the various risks, we, like consensus, project moderate growth in the developed world and strong growth in the emerging world. This growth scenario would likely be positive for stocks.

Our largest concerns are the following:

- War in the Middle East and/or North Africa escalates and disrupts oil supply;

- Inflation takes off in the developing world;

- Investors lose their appetite for mispriced developed markets debt; and/or

- Heavily involved governments make policy error.

We believe that opportunities exist if developed economies continue to grow while stimulative and unorthodox policies are removed. If this growth occurs, we will become much more positive. As stated above, equities in the developed markets remain inexpensive when compared to most fixed-income alternatives.

We are and will be monitoring spreads, willingness of banks to lend, money flows and performance of stimulus-supported parts of the global market after the stimulus is removed. We are watching money flows to see where the next bubble might occur. Finally, we are monitoring areas like auto and home purchases to see how they trend.

For the long term, we believe that the emerging populations in countries like China, India, Russia and Brazil will continue to try to create a standard of living closer to that in the U.S. To accomplish this, they will require vast amounts of infrastructure and increasingly productive economies. We believe that these trends could drive consumer-facing companies serving these markets and infrastructure companies. As always, we will continue to buy stock in companies that demonstrate strong cash generation, less-leveraged balance sheets and solid opportunities for growth, and stocks of fundamentally sounds companies that we believe are trading at prices below their fair market value.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund.

Ivy International Core Equity Fund

ALL DATA IS AS OF MARCH 31, 2011 (UNAUDITED)

Asset Allocation

Stocks	**90.6%**
Industrials	17.6%
Financials	15.0%
Consumer Discretionary	10.3%
Energy	10.2%
Telecommunication Services	10.1%
Information Technology	9.7%
Consumer Staples	8.1%
Materials	5.8%
Health Care	3.8%
Cash and Cash Equivalents	**9.4%**

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	8/396	3
3 Year	4/351	2
5 Year	6/276	3
10 Year	4/164	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**44.6%**
France	17.6%
United Kingdom	10.9%
Switzerland	5.7%
Other Europe	10.4%
Pacific Basin	**36.7%**
Japan	14.4%
Australia	9.5%
China	4.4%
Taiwan	3.8%
Other Pacific Basin	4.6%
North America	**3.1%**
South America	**4.9%**
Brazil	4.9%
Other	**1.3%**
Cash and Cash Equivalents	**9.4%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Mitsubishi Corporation	Japan	Industrials	Trading Companies & Distributors
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Softbank Corp.	Japan	Telecommunication Services	Wireless Telecommunication Service
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development
Newcrest Mining Limited	Australia	Materials	Gold
Danone	France	Consumer Staples	Packaged Foods & Meats
Credit Suisse Group AG, Registered Shares	Switzerland	Financials	Diversified Capital Markets

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Core Equity Fund

(UNAUDITED)


Ivy International Core Equity Fund, Class A Shares(1) $21,611
MSCI EAFE Index $18,564
Lipper International Large-Cap Core Funds Universe Average $17,418
$30,000
$20,000
$10,000
$0
12-31 2001
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-11	9.89%	11.56%	15.88%	9.86%	17.03%	16.72%
5-year period ended 3-31-11	4.57%	4.72%	5.11%	—	—	6.00%
10-year period ended 3-31-11	7.62%	7.12%	7.22%	—	—	—
Since inception of Class(3) through 3-31-11	—	—	—	1.40%	3.58%	13.17%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy International Core Equity Fund *(in thousands)* MARCH 31, 2011

COMMON STOCKS	Shares	Value
Australia – 9.5%		
Computershare Limited	1,350	$ 12,930
Foster's Group Limited	3,147	18,618
Myer Holdings Limited	3,560	11,821
Newcrest Mining Limited	575	23,688
Orica Limited	528	14,409
Telstra Corporation Limited	8,694	25,359
Toll Holdings Limited	2,017	12,374
		119,199
Brazil – 4.9%		
Cyrela Brazil Realty S.A. Empreendimentos e Participacoes (A)	1,587	15,022
Petroleo Brasileiro S.A. - Petrobras, ADR	344	13,914
TIM Participacoes S.A., ADR	316	13,795
Vivo Participacoes S.A., ADR	458	18,494
		61,225
Canada – 2.2%		
Canadian Natural Resources Limited	353	17,440
Research In Motion Limited (A)	176	9,962
		27,402
China – 4.4%		
China Mobile Limited	1,687	15,535
China Pacific Insurance (Group) Co. Ltd., H Shares	2,855	12,001
Industrial and Commercial Bank of China Limited, H Shares	13,007	10,803
Industrial and Commercial Bank of China Limited, H Shares (B)	6,519	5,414
SINA Corporation (A)	105	11,207
		54,960
Denmark – 1.1%		
PANDORA Holding A/S (A)	63	3,216
PANDORA Holding A/S (A)(B)	212	10,839
		14,055
France – 17.6%		
Alstom	335	19,792
Axa S.A.	675	14,104
BNP Paribas	171	12,499
Danone	358	23,387
Sanofi-Aventis	378	26,517
Schneider Electric S.A.	78	13,359
Societe Generale	258	16,740
Total S.A.	845	51,451
Vinci	323	20,179
Vivendi Universal	780	22,282
		220,310
Germany – 3.4%		
Bayer AG	267	20,802
DaimlerChrysler AG, Registered Shares	167	11,869
Dialog Semiconductor plc (A)	511	10,545
		43,216
Hong Kong – 2.5%		
Cheung Kong (Holdings) Limited	1,463	23,848
New World Development Company Limited	4,406	7,783
		31,631

COMMON STOCKS (Continued)	Shares	Value
Israel – 1.3%		
Bezeq–Israel Telecommunication Corp., Ltd. (The)	5,485	$ 16,263
Italy – 2.1%		
Mediaset S.p.A.	1,862	11,833
Tenaris S.A.	610	14,979
		26,812
Japan – 14.4%		
Hitachi Construction Machinery Co., Ltd.	548	13,711
Honda Motor Co., Ltd.	293	10,989
JGC Corporation	766	17,930
Mitsubishi Corporation	1,295	35,947
Mitsubishi Electric Corporation	1,530	18,063
Nihon Densan Kabushiki Kaisha	149	12,915
Nissin Kogyo Co., Ltd.	1,169	20,122
Softbank Corp.	602	24,040
Sumitomo Corporation	993	14,190
Suzuki Motor Corporation	554	12,372
		180,279
Mexico – 0.9%		
Grupo Modelo, S.A.B. de C.V., Series C	1,968	11,830
Netherlands – 2.5%		
Fugro N.V.	173	15,202
Koninklijke Ahold N.V.	1,227	16,460
		31,662
Singapore – 2.1%		
CapitaCommercial Trust	11,184	12,333
Singapore Airlines Limited	1,247	13,533
		25,866
Sweden – 1.3%		
Telefonaktiebolaget LM Ericsson, B Shares	1,300	16,761
Switzerland – 5.7%		
ABB Ltd	650	15,622
Credit Suisse Group AG, Registered Shares	534	22,696
Syngenta AG	58	18,865
TEMENOS Group AG (A)	362	13,732
		70,915
Taiwan – 3.8%		
High Tech Computer Corp.	305	11,908
Hon Hai Precision Ind. Co., Ltd.	4,081	14,294
Taiwan Semiconductor Manufacturing Company Ltd., ADR	1,738	21,172
		47,374
United Kingdom – 10.9%		
Barclays plc	3,961	17,636
BG Group plc	627	15,605
HSBC Holdings plc	1,420	14,605
Invensys plc, ADR	2,256	12,495
Prudential plc	1,528	17,315
Unilever plc	1,011	30,829
Vodafone Group plc	4,514	12,781
Xstrata plc	682	15,942
		137,208
TOTAL COMMON STOCKS – 90.6%		**$1,136,968**
(Cost: $1,002,042)		

Ivy International Core Equity Fund (in thousands) MARCH 31, 2011

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 6.9%		
Bank of Nova Scotia,		
0.190%, 4–18–11	$15,000	$ 14,999
Bemis Company, Inc.,		
0.300%, 4–21–11	5,000	4,999
Caterpillar Financial Services Corporation,		
0.000%, 4–1–11	29,000	28,999
Corporacion Andina de Fomento,		
0.210%, 4–25–11	17,200	17,197
John Deere Capital Corporation,		
0.190%, 4–27–11	3,000	3,000
Kellogg Co.,		
0.270%, 4–15–11	4,000	4,000
Prudential Funding LLC,		
0.000%, 4–1–11	1,979	1,979
St. Jude Medical, Inc.:		
0.200%, 4–7–11	6,000	6,000
0.220%, 4–14–11	5,167	5,167
		86,340
Commercial Paper (backed by irrevocable letter of credit) (C) – 1.1%		
American Honda Finance Corp. (Honda Motor Co.),		
0.190%, 4-21-11	6,000	5,999
Citigroup Funding Inc. (Citigroup Inc.),		
0.270%, 6-1-11	7,265	7,262
		13,261

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.127%, 4–1–11 (D)	$ 3,406	$ 3,406
Municipal Obligations – Taxable – 2.1%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I,		
0.250%, 4–15–11 (D)	8,000	8,000
IL Fin Auth (Loyola Univ of Chicago Fin Prog), Commercial Paper Rev Notes (JPMorgan Chase Bank, N.A.),		
0.260%, 4–5–11	19,400	19,400
		27,400
TOTAL SHORT-TERM SECURITIES – 10.4%		**$ 130,407**
(Cost: $130,407)		
TOTAL INVESTMENT SECURITIES – 101.0%		**$1,267,375**
(Cost: $1,132,449)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.0%)		**(13,018)**
NET ASSETS – 100.0%		**$1,254,357**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $16,253 or 1.3% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2011.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,136,968	$ —	$ —
Short-Term Securities	—	130,407	—
Total	$1,136,968	$130,407	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Industrials	17.6%
Financials	15.0%
Consumer Discretionary	10.3%
Energy	10.2%
Telecommunication Services	10.1%
Information Technology	9.7%
Consumer Staples	8.1%
Materials	5.8%
Health Care	3.8%
Other+	9.4%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Growth Fund



Below, Chace Brundige, CFA, portfolio manager of the Ivy International Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Brundige has managed the Fund for two years, and he has 17 years of industry experience.

Chace Brundige

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy International Growth Fund (Class A shares at net asset value)	16.67%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Growth Index (generally reflects the performance of securities representing international growth securities markets)	12.55%
Lipper International Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.72%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The 12-month period ended on March 31, 2011 was a solid one for global markets, despite a lot of turmoil. Global economic growth continued throughout the period and interest rates remained mostly accommodative. Low interest rates weighed on fixed-income yields, making riskier assets, such as stocks, more appealing than low-yielding bonds and short-term cash instruments.

The Fund's fiscal year got off to an ominous start. In April, Europe's sovereign debt issues were peaking and it appeared that the European Union could dissolve. These sovereign debt issues continued throughout the 12-month period. Government debt remains a challenge is most developed markets, including the United States and Japan, and continues to threaten global recovery.

Through the summer, economic data in the U.S. was a bit disappointing, while Europe and Japan did a little better than analysts and economists had anticipated. Earnings reports in virtually every region were supportive to equities as companies did a good job in managing their costs and expectations. By the fourth quarter of 2010, U.S. economic data improved, lifting developed equity markets everywhere. During the first three quarters of the Fund's fiscal year, developing countries' equity markets under-performed due to government tightening measures designed to cool economies down and avert inflation.

We have become cautious into calendar year 2011. While equities remain relatively cheap, we believe risks are growing. It is our view that political unrest in the Middle East and North Africa does not bode well for the markets, and inflation in emerging economies historically causes unrest. Sovereign debt remains elevated and continues to grow in the developed markets. Additional uncertainty was injected into the markets with the March 11, 2011 earthquake, tsunami and attendant nuclear crisis in Japan.

Strong relative performance

The Fund's stronger relative performance during the period is attributable to several factors. Better stock selection in the information technology sector helped. Top holdings in this area included a global handset company, a Chinese Internet company, and a Swiss banking software maker. Also helpful in relative terms was the Fund's overweight in energy, particularly among oilfield services providers, engineering and construction firms and heavy equipment suppliers. Better selection among consumer discretionary stocks also was additive. Top names included German carmaker Daimler, whose luxury vehicles are in high demand among newly prosperous citizens of China's and India's emerging middle class, and Wynn Macau, which owns resorts and casinos in Macau, the only place in China where gambling is legal. The Fund's stock selection in the financial sector was outstanding, making this another source of strong relative performance. The Fund's timely underweight in Japan also helped, as did an overweight exposure to Germany, which is Europe's strongest economy.

There were a few detractors from performance during the period. The Fund's underweight in the materials sector continued to hamper performance, and several of the Fund's industrials holdings were laggards during the year. We did not find an abundance of attractive companies in Sweden and Singapore, which caused the Fund to be underweight its index in those regions.

Shifting focus, changing exposure

We believe that continued easy monetary policy in the United States has led to dollar-based commodity inflation and general inflation for fast-growing economies whose currencies are pegged to the U.S. dollar (such as China). We are hopeful that the ending of the second round of quantitative easing and a stronger Chinese Yuan can begin to cool that somewhat, but it also may have negative implications for equity markets. We believe that generally high levels of corporate margins, combined with rising input prices and higher wages, could hamper earnings revisions going forward. Looking abroad, it is our view that despite fiscal progress in Spain, there will be continued unease about sovereign debt in peripheral European countries — namely Greece, Ireland and Portugal. We believe there will be strengthening capital spending and generally rising business confidence across the west. Germany in particular has seen rapid growth in exports and industrial production, thanks to its position as a leading manufacturer of high-end products that are enjoying strong demand from Asia. Given these observations, we made several changes to the portfolio. We structured a total-return swap to allow for the purchase of a Chinese A-share security, SANY Heavy Industry Co. Ltd., which had a positive impact on performance. We have intensified our focus on stock selection, seeking companies that we view as having strong pricing power and higher input costs that can be easily passed through and companies with little exposure to raw material inputs and rising labor costs in Asia.

Challenges ahead

The investment terrain is not getting any easier to navigate. The Japanese earthquake has disrupted supply chains from cell phones to automobiles, and we will not understand the full effects for another month or two. While the reported estimates of downtime are encouraging, they are only estimates — and potentially lacking conservatism. The U.S. economy appears to be slowly gaining traction, though the oil spike is hurting consumers, job growth is still tepid and home prices haven't found a bottom. However, business sentiment and industrial production are fairly strong, capital spending has been improving, and the overall business cycle appears intact. In our view, job growth and home prices eventually will improve if this cycle continues, allowing for a self-sustaining and continued recovery. The same is more or less true in Europe, save the more rigid budget measures and the problems on the periphery. China, Brazil and the other emerging markets continue their strong growth, but each face different problems. China wishes to redistribute wealth by driving workers' wages higher, holding down costs and fighting inflation through higher rates and reserve requirements. This appears to be made much more difficult by their currency peg, which may begin to loosen more dramatically. Brazil must address its deficit more aggressively and contain inflation expectations while spending to prepare for the Olympics and World Cup — no small feat. Earnings estimates for 2011, broadly, will likely come down. This presents a "grinding higher" as the best and most likely scenario, in our opinion, especially as western central banks (especially the U.S.) have proven their desire to influence asset prices (stocks) as an instrument of monetary stimulus.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund may use derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk, as the value of investments in derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Growth Fund.

Asset Allocation

Stocks	**92.0%**
Industrials	17.6%
Information Technology	13.7%
Consumer Discretionary	13.6%
Consumer Staples	11.2%
Energy	11.0%
Financials	6.8%
Health Care	6.8%
Materials	6.6%
Telecommunication Services	4.7%
Cash and Cash Equivalents	**8.0%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	26/242	11
3 Year	115/197	59
5 Year	67/155	43
10 Year	66/94	70

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**57.7%**
United Kingdom	17.3%
Germany	11.6%
Switzerland	10.2%
France	8.0%
Italy	3.7%
Other Europe	6.9%
Pacific Basin	**27.0%**
Japan	11.4%
China	4.9%
Australia	4.3%
Other Pacific Basin	6.4%
North America	**7.3%**
United States	4.8%
Other North America	2.5%
Cash and Cash Equivalents	**8.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Vinci	France	Industrials	Construction & Engineering
British American Tobacco plc	United Kingdom	Consumer Staples	Tobacco
Tenaris S.A.	Italy	Energy	Oil & Gas Equipment & Services
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Bayer AG	Germany	Health Care	Pharmaceuticals
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Apple Inc.	United States	Information Technology	Computer Hardware
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Wynn Macau, Limited	China	Consumer Discretionary	Casinos & Gaming
Vodafone Group plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Growth Fund

(UNAUDITED)



Ivy International Growth Fund, Class A Shares[1]	$15,913
MSCI EAFE Growth Index	$17,668
Lipper International Large-Cap Growth Funds Universe Average	$19,157

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-11	9.96%	11.53%	15.55%	10.15%	17.09%	16.93%
5-year period ended 3-31-11	1.92%	1.86%	2.09%	—	—	3.25%
10-year period ended 3-31-11	4.10%	3.56%	3.63%	—	—	—
Since inception of Class[4] through 3-31-11	—	—	—	-1.18%	0.66%	9.33%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3) Class E shares are not currently available for investment.

(4) 4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy International Growth Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Australia – 4.3%		
Coca-Cola Amatil Limited	85	$ 1,036
David Jones Limited	431	2,117
Orica Limited	75	2,044
Telstra Corporation Limited	1,328	3,872
		9,069
Canada – 1.3%		
Canadian Natural Resources Limited	55	2,700
China – 4.9%		
Baidu.com, Inc., ADR (A)	9	1,295
SINA Corporation (A)	31	3,297
Tingyi Holding Corp.	736	1,800
Wynn Macau, Limited	1,377	3,842
		10,234
Denmark – 1.0%		
PANDORA Holding A/S (A)(B)	39	2,000
France – 8.0%		
Danone	48	3,126
Pinault-Printemps-Redoute S.A.	23	3,449
Safran	60	2,121
Technip-Coflexip	25	2,685
Vinci	85	5,283
		16,664
Germany – 11.6%		
adidas AG	56	3,508
Bayer AG	54	4,188
DaimlerChrysler AG, Registered Shares	29	2,051
Fresenius SE & Co. KGaA	44	4,108
Linde AG	20	3,181
MTU Aero Engines Holding AG	28	1,884
Qiagen N.V. (A)	160	3,205
Siemens AG	16	2,237
		24,362
Hong Kong – 2.9%		
Cheung Kong (Holdings) Limited	207	3,374
Yue Yuen Industrial (Holdings) Limited	843	2,681
		6,055
India – 1.9%		
Infrastructure Development Finance Company Limited	262	909
Infrastructure Development Finance Company Limited (B)	282	979
Larsen & Toubro Limited	58	2,151
		4,039
Italy – 3.7%		
Saipem S.p.A.	59	3,120
Tenaris S.A.	187	4,587
		7,707
Japan – 11.4%		
Canon Inc.	41	1,789
Honda Motor Co., Ltd.	76	2,851
JGC Corporation	155	3,628
KONAMI Corporation	125	2,310
Mitsubishi Corporation	135	3,733
Mitsubishi Electric Corporation	193	2,279

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Mitsui & Co., Ltd.	168	$ 3,017
Nintendo Co., Ltd.	7	1,756
Nissin Kogyo Co., Ltd.	138	2,369
		23,732
Mexico – 1.2%		
Grupo Modelo, S.A.B. de C.V., Series C	413	2,484
Netherlands – 0.9%		
ASML Holding N.V., Ordinary Shares	42	1,848
Norway – 1.4%		
Seadrill Limited	80	2,887
Spain – 2.2%		
Tecnicas Reunidas, S.A.	39	2,359
Telefonica, S.A.	94	2,341
		4,700
Sweden – 1.4%		
Telefonaktiebolaget LM Ericsson, B Shares	220	2,836
Switzerland – 10.2%		
ABB Ltd	137	3,279
Credit Suisse Group AG, Registered Shares	45	1,898
Nestle S.A., Registered Shares	74	4,231
Swatch Group Ltd (The), Bearer Shares	3	1,517
Swiss Reinsurance Company, Registered Shares	56	3,208
Syngenta AG	11	3,672
TEMENOS Group AG (A)	91	3,464
		21,269
Taiwan – 1.6%		
Hon Hai Precision Ind. Co., Ltd.	969	3,394
United Kingdom – 17.3%		
Barclays plc	400	1,782
BG Group plc	42	1,034
British American Tobacco plc	130	5,227
Capita Group plc (The)	218	2,603
Diageo plc	181	3,450
GlaxoSmithKline plc	156	2,972
Meggitt plc	360	1,982
Prudential plc	176	1,990
Rio Tinto plc	32	2,263
Serco Group plc	289	2,591
tesco plc	330	2,020
Virgin Media Inc.	73	2,028
Vodafone Group plc	1,349	3,818
Xstrata plc	112	2,621
		36,381
United States – 4.8%		
Apple Inc. (A)	11	3,968
QUALCOMM Incorporated	45	2,443
Schlumberger Limited	38	3,572
		9,983
TOTAL COMMON STOCKS – 92.0%		**$192,344**

(Cost: $165,731)

Ivy International Growth Fund (in thousands) MARCH 31, 2011

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 1.2%		
Prudential Funding LLC, 0.000%, 4–1–11	$2,397	$ 2,397
Commercial Paper (backed by irrevocable letter of credit) (C) – 3.8%		
John Deere Credit Limited (John Deere Capital Corporation), 0.180%, 4–12–11	8,000	8,000
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (D)	1,083	1,083
TOTAL SHORT-TERM SECURITIES – 5.5%		**$ 11,480**
(Cost: $11,480)		

	Value
TOTAL INVESTMENT SECURITIES – 97.5%	**$203,824**
(Cost: $177,211)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.5%	**5,196**
NET ASSETS – 100.0%	**$209,020**

Notes to Schedule of Investments

The following total return swap agreements were outstanding at March 31, 2011:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Appreciation
UBS AG, London	$1,378	Sany Heavy Industry Co., Ltd.	4-25-11	USD LIBOR + 0.700%	$ 594
UBS AG, London	1,463	Sany Heavy Industry Co., Ltd.	4-26-11	USD LIBOR + 0.700%	630
UBS AG, London	2,007	Ping An Insurance (Group) Company of China, Ltd.	4-26-11	USD LIBOR + 0.700%	(42)
					$1,182

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $2,979 or 1.4% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2011.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$192,344	$ —	$ —
Short-Term Securities	—	11,480	—
Total	$192,344	$11,480	$ —
Swap Agreements	$ —	$ 1,224	$ —
Liabilities			
Swap Agreements	$ —	$ 42	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Industrials	17.6%
Information Technology	13.7%
Consumer Discretionary	13.6%
Consumer Staples	11.2%
Energy	11.0%
Financials	6.8%
Health Care	6.8%
Materials	6.6%
Telecommunication Services	4.7%
Other+	8.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Large Cap Growth Fund

 

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of the Ivy Large Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Becker has managed the Fund since its inception and has 22 years of industry experience. Mr. Sanders has managed the Fund for five years and has 22 years of industry experience.

Daniel P. Becker   Philip J. Sanders

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Large Cap Growth Fund (Class A shares at net asset value)	14.98%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	18.26%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	15.95%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund posted a very solid return for the past 12 months, but did not manage to keep pace with the Russell 1000 Growth Index. There were several key contributing factors to the Fund's relative underperformance for the year. First, in hindsight, it is clear we underestimated the negative impact of regulatory reform on the financial and health care sectors. This resulted in disappointing performance from several key holdings, such as Visa, JP Morgan and Gilead Sciences (Gilead has been removed from the portfolio). Performance was also impacted by the Fund's overweighting in the technology sector, especially our emphasis on some of the larger companies in the sector rather than smaller firms. Furthermore, lower-quality, higher-beta and smaller-cap stocks once again led the market, as they did the prior year as monetary and fiscal policy continued to create an environment more conducive to smaller, riskier companies with more operating and financial leverage relative to large, less leveraged companies.

For much of the year, global macroeconomic concerns such as European sovereign debt issues, a slowdown in Chinese gross domestic product, and now the devastating impact of the Japan earthquake dominated the headlines and often overwhelmed individual company fundamentals. These events have catalyzed some doubt among market participants as to how strong and long the future economic recovery will be. These market events also have resulted in unusually high levels of stock correlations, thus making it a difficult relative performance year for many active managers. This intense macro focus did subside somewhat in the second half of the year, only to spike up in late March due to the crisis in Japan.

U.S. and most global corporations continue to report very strong profit growth, and our confidence has grown in the sustainability of the global economic recovery. Amid all of the uncertainty, the Federal Reserve (the Fed) continues to maintain a very aggressive monetary policy highlighted by the implementation of a second round of quantitative easing. The Fed announced its intention to purchase about $600 billion in Treasury securities in the open market over an eight-month period. The Fed's easy monetary stance has resulted in a liquidity-driven market and, in our view, was a key factor in the strong performance of smaller, lower-quality stocks. The end of this monetary stimulus will provide a more balanced return profile to small and large stocks, in our view. After a few years of headwinds, we believe large company growth stock may perform better going forward.

Consistent approach and a focus on unique business franchises

Our investment strategy has remained consistent over time and continues to focus on identifying structurally advantaged companies that we believe can generate superior levels of profitability and growth over the long term. While our higher-quality focus did not particularly benefit the Fund's performance this year or last, we remain steadfast in our conviction regarding the merits of our investment philosophy and process. In our view, this approach has stood the test of time and should continue to serve the Fund's investors in the future.

The technology and consumer discretionary sectors were our key areas of emphasis during the year. We found the technology sector appealing due to its relatively attractive valuation, strong global presence and exposure to several powerful secular unit driven growth trends. We also were attracted to certain consumer discretionary companies, such as Wynn Resorts and Starwood Hotels, that appear well positioned to leverage their global brand strength in faster-growing international markets as well as benefit from the renewed corporate spending environment. We continue to remain underweighted, as we were last year, in consumer staples due to generally uninspiring growth prospects, and we continued to de-emphasize the health care sector due to competitive issues and regulatory headwinds which we believe will result in ongoing profit pressures.

Brighter days ahead

We are fairly optimistic on the equity markets for 2011. Clearly, the U.S. economy is entering the year on firmer footing as corporate profits remain healthy, and there are increasingly encouraging signs on the employment front. Corporate capital expenditures and high-end consumer spending have strengthened, reflecting growing confidence in the sustainability of the economic expansion. Sentiment could also be aided by a more balanced and predictable regulatory environment emanating out of Washington as a result of the midterm elections. We project steady but not robust economic growth as several important headwinds remain; namely, European sovereign debt worries, commodity cost pressures, emerging market inflation concerns and persistent weakness in the housing market. With profit margins approaching peak levels, we believe revenue growth will become an increasingly important driver to earnings growth. As earnings growth slows and monetary policy begins to normalize, we project improved relative performance for high-quality, large-cap growth strategies such as ours.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Large Cap Growth Fund.

Asset Allocation

Stocks	98.0%
Information Technology	36.5%
Consumer Discretionary	23.5%
Industrials	12.0%
Energy	9.7%
Financials	5.4%
Health Care	4.3%
Consumer Staples	3.4%
Materials	3.2%
Cash and Cash Equivalents	**2.0%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	515/823	63
3 Year	540/728	75
5 Year	249/631	40
10 Year	60/386	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Wynn Resorts, Limited	Consumer Discretionary
Oracle Corporation	Information Technology
Schlumberger Limited	Energy
Google Inc., Class A	Information Technology
Allergan, Inc.	Health Care
Cognizant Technology Solutions Corporation, Class A	Information Technology
QUALCOMM Incorporated	Information Technology
National Oilwell Varco, Inc.	Energy
T. Rowe Price Group, Inc.	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



		$13,726
Ivy Large Cap Growth Fund, Class A Shares[1]		$13,726
Russell 1000 Growth Index		$13,443
Lipper Large-Cap Growth Funds Universe Average		$12,874

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-11	8.37%	9.65%	14.06%	8.38%	15.22%	14.65%	15.09%
5-year period ended 3-31-11	2.31%	2.05%	2.58%	—	—	3.21%	3.62%
10-year period ended 3-31-11	3.22%	2.51%	2.92%	—	—	—	4.00%
Since inception of Class[3] through 3-31-11	—	—	—	2.37%	4.33%	3.62%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.*

(3)*4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Large Cap Growth Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.3%		
Boeing Company (The)	116	$ 8,591
Precision Castparts Corp.	217	31,909
		40,500
Air Freight & Logistics – 1.7%		
Expeditors International of Washington, Inc.	322	16,125
FedEx Corporation	1	84
		16,209
Apparel Retail – 1.3%		
Abercrombie & Fitch Co., Class A	204	11,951
Application Software – 1.1%		
salesforce.com, inc. (A)	76	10,179
Asset Management & Custody Banks – 3.4%		
T. Rowe Price Group, Inc.	486	32,265
Auto Parts & Equipment – 3.2%		
BorgWarner Inc. (A)	154	12,232
Gentex Corporation	613	18,553
		30,785
Automotive Retail – 2.2%		
AutoZone, Inc. (A)	54	14,773
O'Reilly Automotive, Inc. (A)	110	6,303
		21,076
Broadcasting – 3.1%		
CBS Corporation, Class B	1,144	28,641
Discovery Holding Company, Class A (A)	11	443
		29,084
Casinos & Gaming – 4.9%		
Las Vegas Sands, Inc. (A)	72	3,023
Wynn Resorts, Limited	347	44,180
		47,203
Communications Equipment – 5.4%		
Juniper Networks, Inc. (A)	370	15,586
QUALCOMM Incorporated	656	35,985
		51,571
Computer Hardware – 7.5%		
Apple Inc. (A)	207	72,270
Computer Storage & Peripherals – 1.1%		
NetApp, Inc. (A)	208	10,002
Construction & Farm Machinery & Heavy Trucks – 2.5%		
Caterpillar Inc.	212	23,606
Data Processing & Outsourced Services – 0.2%		
Visa Inc., Class A	26	1,877
Electrical Components & Equipment – 2.6%		
Emerson Electric Co.	427	24,955
Environmental & Facilities Services – 0.6%		
Stericycle, Inc. (A)	68	6,047
Fertilizers & Agricultural Chemicals – 0.5%		
Monsanto Company	65	4,668

COMMON STOCKS (Continued)	Shares	Value
Footwear – 0.4%		
NIKE, Inc., Class B	45	$ 3,414
Health Care Equipment – 0.1%		
Intuitive Surgical, Inc. (A)	3	1,067
Hotels, Resorts & Cruise Lines – 2.9%		
Starwood Hotels & Resorts Worldwide, Inc.	469	27,241
Industrial Gases – 2.5%		
Praxair, Inc.	234	23,764
Industrial Machinery – 0.3%		
Danaher Corporation	54	2,813
Internet Retail – 1.0%		
Amazon.com, Inc. (A)	55	9,943
Internet Software & Services – 4.2%		
Google Inc., Class A (A)	68	39,686
IT Consulting & Other Services – 4.0%		
Cognizant Technology Solutions Corporation, Class A (A)	471	38,339
Life Sciences Tools & Services – 0.0%		
Thermo Fisher Scientific Inc. (A)	3	183
Movies & Entertainment – 1.3%		
Walt Disney Company (The)	286	12,332
Oil & Gas Equipment & Services – 9.7%		
Halliburton Company	320	15,929
National Oilwell Varco, Inc.	421	33,357
Schlumberger Limited	457	42,601
		91,887
Other Diversified Financial Services – 2.0%		
JPMorgan Chase & Co.	410	18,892
Personal Products – 2.5%		
Estee Lauder Companies Inc. (The), Class A	249	23,965
Pharmaceuticals – 4.2%		
Allergan, Inc.	555	39,431
Restaurants – 3.2%		
Starbucks Corporation	810	29,941
Semiconductor Equipment – 2.2%		
Lam Research Corporation (A)	367	20,806
Semiconductors – 4.5%		
ARM Holdings plc, ADR	217	6,099
Broadcom Corporation, Class A	285	11,231
Microchip Technology Incorporated	668	25,402
		42,732
Soft Drinks – 0.9%		
Coca-Cola Company (The)	116	7,677
PepsiCo, Inc.	8	483
		8,160

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 0.2%		
Ecolab Inc.	28	$ 1,449
Systems Software – 6.3%		
Oracle Corporation	1,323	44,139
VMware, Inc., Class A (A)	189	15,427
		59,566
TOTAL COMMON STOCKS – 98.0%		**$929,859**
(Cost: $701,953)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.5%		
McCormick & Co. Inc.,		
0.000%, 4–1–11	$2,000	2,000
PacifiCorp,		
0.000%, 4–1–11	3,131	3,131
		5,131
Commercial Paper (backed by irrevocable letter of credit) (B) – 1.5%		
Avon Capital Corp. (Avon Products, Inc.),		
0.240%, 4–7–11	3,000	3,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (backed by irrevocable letter of credit) (Continued)		
COFCO Capital Corp. (Rabobank Nederland),		
0.230%, 4–14–11	$5,000	$ 5,000
John Deere Credit Limited (John Deere Capital Corporation),		
0.180%, 5–2–11	6,000	5,998
		13,998
Master Note – 0.4%		
Toyota Motor Credit Corporation,		
0.127%, 4–1–11 (C)	3,336	3,336
TOTAL SHORT-TERM SECURITIES – 2.4%		**$ 22,465**
(Cost: $22,465)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$952,324**
(Cost: $724,418)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		(3,805)
NET ASSETS – 100.0%		**$948,519**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2011.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$929,859	$ —	$ —
Short-Term Securities	—	22,465	—
Total	$929,859	$22,465	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Limited-Term Bond Fund (UNAUDITED)



Mark Otterstrom

Below, Mark Otterstrom, CFA, portfolio manager of the Ivy Limited-Term Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund since August 2008 and has 24 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011	
Ivy Limited-Term Bond Fund (Class A shares at net asset value)	2.45%
Benchmark(s) and/or Lipper Category	
Citigroup 1-5 yrs Treasury/Govt Sponsored/Credit Index (generally reflects the performance of securities representing the short and intermediate-term bond market)	3.17%
Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.42%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

During the fiscal year ended March 31, 2011, investors' appetites for risk returned with a vengeance. Funds with the largest allocation of weak investment-grade or non-investment-grade debt performed best over the last 12 months. We always have sought to maintain a high-quality portfolio relative to our peers. This portfolio composition worked to our advantage in preceding fiscal years. Over the last 12 months, the high-grade corporate bonds held by the Fund underperformed lower-grade bonds, causing the Fund to underperform its benchmark and peers.

Duration management also played a role in the Fund's performance. Funds with the longest duration over the last 12 months tended to outperform their peers. Going into this fiscal year, interest rates had risen to their highest levels since October 2008. The U.S. economy was showing signs of a self-sustaining recovery, and the domestic job market had improved. At this point, the Fund maintained a duration that was shorter than its benchmark. In April 2010, financial troubles in Greece and other Eurozone countries led to a renewed flight-to-quality trade into U.S. Treasury debt. It was also becoming apparent to us that the U.S. recovery was slowing. We saw a major shift in the yield curve, with a trading range at significantly lower levels.

A sector that saw strong relative returns was the Fund's agency mortgage-backed securities. Mortgage investment demand has remained strong as investors reach for incremental yield over U.S. Treasuries. In the current low interest rate environment, many homeowners either do not have the home equity to refinance or the income to qualify for a new loan. These combined factors have greatly reduced refinancing activity and have contributed to the strong mortgage sector performance during the past year. Agency mortgage spreads continue to tighten as issuance of new securities is light. The Fund was overweight agency mortgage-backed securities versus its benchmark in 2010.

Global events influence market direction

Geopolitical uncertainty has added to the volatility of the U.S. bond market. While we have seen significant volatility in the Treasury market over the last three months, interest rates moved only slightly higher in the first quarter of 2011. The U.S. economy continued its recovery in the first quarter of 2011. Near-term inflation expectations have risen recently as witnessed by the rise in Treasury TIPS spreads. It appears, however, that long-term inflation fears continue to be muted. In his semi annual testimony to Congress, Federal Reserve Chairman Bernanke stated the Federal Open Market Committee's (FOMC) belief that the sharp rise in commodity prices would have a "transitory" effect on inflation expectations and would not lead to a long-term increase in core U.S. inflation. He noted that the continued high unemployment rate should help contain the risks of higher rates of inflation within the U.S. He did note that the Fed would "pay close attention to the evolution of inflation and inflation expectations" so they can act to try to minimize the long-term effects of these higher commodity prices. As stated in the last FOMC minutes, the unemployment rate remains unacceptably high, while core inflation continues to run well below the FOMC's target range. Final fourth-quarter gross domestic product (GDP) ultimately was revised up to 3.1 percent. The U.S. growth rate for this recovery is very low by historic standards. We believe there is plenty of support for the Fed to delay raising short-term interest rates until later this year or next.

There are many domestic economic forces that cause us to project higher interest rates by the end of the year. Rising inflation expectations, lower levels of weekly unemployment claims, rising household employment and improved capital expenditures by U.S. companies have helped fuel our economic growth expectations of the remainder of the year. This picture of an improving U.S. economy has a backdrop of a troubled geopolitical environment worldwide. Each time there is new or renewed political unrest in a sensitive area of the world, there continues to be a flight-to-quality trade into Treasury bonds. While there are many reasons for Treasury rates to go higher, this flight-to-quality trade into Treasury Bonds has been overwhelming. With the European Union recovery stretching over multiple quarters, there likely is not much on the horizon to

change the current attraction of Treasury debt. However, last year's trade into Treasury Bonds could reverse itself very rapidly if economic conditions continue to improve.

A look ahead

We are maintaining a very high-grade, diversified portfolio. The willingness of investors to take on risk is reflected in the tighter spreads in the corporate bond market. Corporate balance sheets are very healthy, and it appears to us that investors are becoming more willing to take on additional credit risk to try to enhance returns. We believe that a key to the performance of the bond markets over the next fiscal year will be the strength of the U.S. economy once the Fed begins to lower its accommodative stance. If the economy is able to continue to grow once the Fed has stopped adding liquidity into the system, then there could be substantial pressure on interest rates to move higher. Our goal is to maintain the portfolio duration near its benchmark at this time. We are moving out the yield curve with corporate names that we are comfortable owning. We are willing to take additional credit risk when we believe we are being compensated to do so. Until the Fed changes its monetary policy and begins to raise rates, the short end of the curve should act as an anchor for long rates.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Limited-Term Bond Fund.

Ivy Limited-Term Bond Fund

Asset Allocation

Bonds	**96.6%**
United States Government and Government Agency Obligations	51.8%
Corporate Debt Securities	42.7%
Municipal Bonds – Taxable	2.1%
Cash and Cash Equivalents	**3.4%**

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	137/155	88
3 Year	77/140	55
5 Year	57/130	44
10 Year	52/86	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**96.4%**
AAA	52.8%
AA	8.7%
A	14.7%
BBB	20.2%
Non-Investment Grade	**0.2%**
BB	0.2%
Cash and Cash Equivalents	**3.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



Ivy Limited-Term Bond Fund, Class A Shares[1]	$14,687
Citigroup 1-5 yrs Treasury/Govt Sponsored/Credit Index	$15,739
Lipper Short-Intermediate Investment Grade Debt Funds Universe Average	$15,207

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-11	-0.11%	-2.39%	1.72%	-0.21%	2.71%	2.45%
5-year period ended 3-31-11	4.73%	4.21%	4.44%	—	—	5.34%
10-year period ended 3-31-11	3.92%	3.27%	3.32%	—	—	4.25%
Since inception of Class[3] through 3-31-11	—	—	—	4.79%	5.89%	—

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.**

(3)*4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Limited-Term Bond Fund *(in thousands)* MARCH 31, 2011

CORPORATE DEBT SECURITIES	Principal	Value
Air Freight & Logistics – 0.6%		
Federal Express Corporation, 9.650%, 6–15–12	$ 6,005	$ 6,576
Airlines – 0.5%		
Southwest Airlines Co., 6.500%, 3–1–12	5,750	6,015
Asset Management & Custody Banks – 0.2%		
State Street Corporation, 4.300%, 5–30–14	2,000	2,141
Brewers – 1.0%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 11–15–14	5,500	6,054
4.125%, 1–15–15	5,000	5,275
		11,329
Broadcasting – 0.4%		
NBC Universal, Inc., 3.650%, 4–30–15 (A)	5,000	5,125
Cable & Satellite – 1.6%		
DirecTV Holdings LLC and DirecTV Financing Co., 7.625%, 5–15–16	12,000	13,230
Time Warner Cable Inc., 3.500%, 2–1–15	3,750	3,839
		17,069
Computer & Electronics Retail – 1.1%		
Best Buy Co., Inc., 6.750%, 7–15–13	11,030	12,052
Construction & Farm Machinery & Heavy Trucks – 0.2%		
Caterpillar Inc., 7.000%, 12–15–13	2,000	2,283
Consumer Finance – 1.7%		
American Express Credit Corporation, 2.750%, 9–15–15	11,000	10,783
American Express Travel Related Services Co., Inc., 5.250%, 11–21–11 (A)	6,000	6,168
Capital One Financial Corporation, 7.375%, 5–23–14	2,000	2,294
		19,245
Data Processing & Outsourced Services – 1.0%		
Western Union Company (The), 6.500%, 2–26–14	10,200	11,332
Diversified Banks – 3.2%		
Bank of New York Mellon Corporation (The), 1.500%, 1–31–14	10,475	10,434
Barclays Bank plc:		
2.500%, 1–23–13	5,000	5,085
2.375%, 1–13–14	4,000	4,019
U.S. Bancorp, 3.150%, 3–4–15	5,000	5,108

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Wells Fargo & Company, 3.676%, 6–15–16 (B)	$11,000	$ 11,045
		35,691
Diversified Capital Markets – 1.0%		
Deutsche Bank AG, 3.250%, 1–11–16	11,500	11,530
Diversified Chemicals – 1.5%		
Dow Chemical Company (The), 7.600%, 5–15–14	5,000	5,773
E.I. du Pont de Nemours and Company, 2.750%, 4–1–16	11,500	11,409
		17,182
Diversified Metals & Mining – 0.9%		
BHP Billiton Finance (USA) Limited, 5.500%, 4–1–14	4,000	4,432
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	5,000	6,010
		10,442
Drug Retail – 1.1%		
CVS Caremark Corporation, 3.250%, 5–18–15	6,500	6,593
Walgreen Co., 4.875%, 8–1–13	6,000	6,497
		13,090
Electric Utilities – 3.6%		
Allegheny Energy, Inc., 8.250%, 4–15–12 (A)	2,540	2,693
DPL Inc., 6.875%, 9–1–11	10,000	10,250
Great Plains Energy Incorporated, 2.750%, 8–15–13	11,175	11,305
Oncor Electric Delivery Company LLC:		
6.375%, 5–1–12	7,500	7,877
5.950%, 9–1–13	4,445	4,845
Southern Power Company, 6.250%, 7–15–12	4,500	4,773
		41,743
Environmental & Facilities Services – 0.4%		
Waste Management, Inc., 6.375%, 3–11–15	4,175	4,725
Food Distributors – 0.7%		
Cargill, Inc., 5.600%, 9–15–12 (A)	7,732	8,222
Health Care Services – 1.3%		
Medco Health Solutions, Inc., 2.750%, 9–15–15	3,500	3,458
Quest Diagnostics Incorporated, 3.200%, 4–1–16	11,000	10,914
		14,372
Home Improvement Retail – 0.3%		
Lowe's Companies, Inc., 5.600%, 9–15–12	3,736	3,980

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2011

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial Conglomerates – 1.2%		
General Electric Capital Corporation:		
2.100%, 1–7–14	$ 5,000	$ 5,003
3.750%, 11–14–14	8,000	8,326
		13,329
Industrial Machinery – 0.6%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14	6,500	7,156
Integrated Oil & Gas – 1.8%		
Chevron Corporation,		
3.950%, 3–3–14	5,000	5,343
ConocoPhillips,		
4.600%, 1–15–15	5,500	5,987
Petro-Canada,		
4.000%, 7–15–13	9,500	9,953
		21,283
Integrated Telecommunication Services – 1.8%		
Deutsche Telekom International Finance B.V.,		
4.875%, 7–8–14	4,000	4,322
Verizon Communications Inc.,		
3.000%, 4–1–16	16,000	15,898
		20,220
Internet Software & Services – 0.1%		
British Telecommunications plc,		
5.150%, 1–15–13	1,000	1,063
Investment Banking & Brokerage – 1.5%		
Goldman Sachs Group, Inc. (The),		
3.700%, 8–1–15	7,000	7,040
Morgan Stanley,		
4.100%, 1–26–15	10,000	10,255
		17,295
Life & Health Insurance – 1.0%		
MetLife Global Funding I:		
5.125%, 6–10–14 (A)	3,500	3,790
2.500%, 9–29–15 (A)	8,000	7,778
		11,568
Multi-Utilities – 0.5%		
SCANA Corporation,		
6.250%, 2–1–12	5,000	5,210
Oil & Gas Exploration & Production – 0.5%		
EOG Resources, Inc.,		
2.500%, 2–1–16	6,000	5,850
Oil & Gas Storage & Transportation – 1.5%		
DCP Midstream Operating, LP,		
3.250%, 10–1–15	5,500	5,381
DCP Midstream, LLC,		
9.700%, 12–1–13 (A)	4,500	5,296
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (A)	5,633	6,093
		16,770

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 2.1%		
Bank of America Corporation:		
3.625%, 3–17–16	$ 6,000	$ 5,905
6.500%, 8–1–16	5,000	5,525
JPMorgan Chase & Co.:		
4.650%, 6–1–14	5,000	5,340
3.700%, 1–20–15	6,850	7,037
		23,807
Packaged Foods & Meats – 2.4%		
General Mills, Inc.,		
6.000%, 2–15–12	5,000	5,232
Kellogg Company,		
6.600%, 4–1–11	8,000	8,001
Kraft Foods Inc.:		
2.625%, 5–8–13	5,571	5,698
6.750%, 2–19–14	5,000	5,636
4.125%, 2–9–16	2,500	2,589
		27,156
Pharmaceuticals – 2.1%		
Eli Lilly and Company,		
4.200%, 3–6–14	5,775	6,185
Merck & Co., Inc.,		
4.000%, 6–30–15	2,000	2,127
Novartis Capital Corporation,		
4.125%, 2–10–14	2,000	2,137
Pfizer Inc.,		
5.350%, 3–15–15	5,000	5,572
Roche Holdings Ltd,		
5.000%, 3–1–14 (A)	2,562	2,791
Wyeth,		
5.500%, 2–1–14	5,000	5,509
		24,321
Property & Casualty Insurance – 0.5%		
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	5,000	5,167
Restaurants – 0.5%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	5,750	6,037
Semiconductors – 0.9%		
Broadcom Corporation,		
1.500%, 11–1–13 (A)	10,000	9,904
Soft Drinks – 0.9%		
Bottling Group, LLC,		
6.950%, 3–15–14	2,000	2,302
Coca-Cola Company (The),		
3.625%, 3–15–14	4,200	4,445
Coca-Cola Enterprises Inc.,		
4.250%, 3–1–15	3,000	3,218
		9,965
Wireless Telecommunication Service – 0.5%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15	2,800	2,878
American Tower Corporation,		
4.625%, 4–1–15	3,000	3,110
		5,988
TOTAL CORPORATE DEBT SECURITIES – 42.7%		**$ 486,233**

(Cost: $468,347)

MUNICIPAL BONDS – TAXABLE	Principal	Value
Georgia – 0.2%		
Hosp Auth of Savannah, Rev Bonds, St. Joseph's/Candler Hlth System, Inc., Ser 1998C,		
6.625%, 7–1–18	$ 1,785	$ 1,808
Hawaii – 0.4%		
Cnty of Kauai, Taxable GO Bonds, Ser 2010A:		
1.955%, 8–1–13	515	522
2.498%, 8–1–14	1,240	1,262
3.335%, 8–1–16	3,100	3,177
		4,961
Nebraska – 0.6%		
NE Pub Power Dist, General Rev Bonds, Ser 2008A,		
5.140%, 1–1–14	6,150	6,585
North Carolina – 0.4%		
Charlotte-Mecklenburg Hosp Auth, Taxable Spl Oblig Bonds, Ser 2003,		
5.000%, 8–1–13	5,085	5,351
Rhode Island – 0.5%		
Providence Hlth & Svc Oblig Group, Direct Oblig Notes, Ser 2009A,		
5.050%, 10–1–14	5,185	5,581
TOTAL MUNICIPAL BONDS – TAXABLE – 2.1%		$ 24,286

(Cost: $23,481)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 13.5%		
Federal Home Loan Bank:		
1.750%, 12–14–12	16,000	16,253
4.375%, 9–13–13	6,000	6,459
2.375%, 3–14–14	7,000	7,176
1.750%, 9–22–14	12,000	12,004
3.500%, 3–22–16	11,000	11,387
Federal Home Loan Mortgage Corporation,		
1.625%, 4–15–13	10,000	10,147
Federal National Mortgage Association:		
4.375%, 7–17–13	8,000	8,553
1.125%, 9–27–13	10,500	10,446
1.500%, 6–15–15	10,000	10,092
1.450%, 6–29–15	11,000	11,046
3.000%, 6–30–15	19,000	19,304
1.250%, 8–6–15	12,000	11,997
3.100%, 10–16–15	10,000	10,249
2.000%, 12–30–15	10,000	9,719
		154,832
Mortgage-Backed Obligations – 22.8%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.500%, 1–15–18	1,903	1,990
4.000%, 6–15–22	2,898	3,023
4.000%, 2–15–23	4,571	4,764
5.000%, 9–15–34	3,773	3,978
Federal Home Loan Mortgage Corporation Agency REMIC/CMO,		
5.500%, 12–15–31	1,470	1,546

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 4–1–20	$ 2,544	$ 2,762
4.500%, 10–1–20	2,746	2,903
5.500%, 12–1–24	9,189	9,952
4.500%, 6–15–27	6,177	6,480
4.500%, 5–15–32	7,000	7,420
6.000%, 11–1–36	1,265	1,379
Federal National Mortgage Association Agency REMIC/CMO:		
4.720%, 9–20–12	4,514	4,706
4.780%, 1–25–17	3,502	3,649
5.000%, 11–25–17	7,476	7,953
5.500%, 12–25–17	6,357	6,880
4.000%, 4–15–25	11,782	12,280
4.500%, 2–25–28	1,323	1,372
5.500%, 7–15–32	3,506	3,710
5.000%, 12–15–34	5,000	5,341
4.500%, 3–25–37	7,802	8,215
5.500%, 4–25–37	5,525	5,996
4.000%, 3–25–39	3,591	3,685
4.000%, 5–25–39	10,568	10,967
3.000%, 11–25–39	10,902	10,999
4.000%, 11–25–39	10,009	10,447
4.500%, 6–25–40	9,857	10,358
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 9–1–17	7,154	7,756
5.000%, 5–1–19	3,209	3,433
4.500%, 9–1–19	7,128	7,514
5.500%, 10–1–21	10,686	11,610
5.500%, 2–1–22	6,596	7,158
6.000%, 6–1–22	3,758	4,109
5.000%, 11–1–23	11,011	11,702
5.000%, 10–1–24	8,617	9,155
5.000%, 4–1–25	7,694	8,175
5.000%, 4–1–28	3,694	3,899
5.000%, 5–1–28	872	921
5.000%, 6–25–32	1,678	1,757
6.000%, 7–1–38	3,036	3,304
Government National Mortgage Association Agency REMIC/CMO:		
4.000%, 10–16–32	8,181	8,495
5.000%, 4–16–39	3,917	4,157
4.500%, 8–20–40	12,867	13,428
		259,328
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 36.3%		$ 414,160

(Cost: $410,466)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 15.5%		
United States Treasury Notes:		
4.625%, 2–29–12	5,000	5,196
1.000%, 4–30–12	20,000	20,138
3.875%, 2–15–13	6,000	6,352
3.375%, 7–31–13	10,000	10,558
4.250%, 8–15–13	11,500	12,380
1.500%, 12–31–13	20,000	20,170
1.750%, 3–31–14	20,000	20,267
2.375%, 8–31–14	10,000	10,284
2.375%, 2–28–15	10,000	10,231

Ivy Limited-Term Bond Fund *(in thousands)*

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
United States Treasury Notes (Continued)		
2.500%, 4–30–15	$35,000	$ 35,910
2.125%, 5–31–15	25,000	25,242
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 15.5%		$ 176,728
(Cost: $174,017)		
SHORT-TERM SECURITIES		
Commercial Paper (C) – 0.7%		
PACCAR Financial Corp.,		
0.160%, 4–14–11	6,000	6,000
PacifiCorp,		
0.000%, 4–1–11	2,391	2,391
		8,391
Commercial Paper (backed by irrevocable letter of credit) (C) – 2.5%		
American Honda Finance Corp. (Honda Motor Co.),		
0.160%, 4–6–11	6,000	6,000
Citigroup Funding Inc. (Citigroup Inc.),		
0.230%, 5–16–11	6,000	5,998
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.220%, 4–5–11	10,000	9,999
River Fuel Company #2, Inc. (Bank of Nova Scotia),		
0.290%, 4–29–11	6,000	5,999
		27,996

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 1.0%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (1030 Post Street Apts), Ser 2005 Y,		
0.250%, 4–1–11 (D)	$2,000	$ 2,000
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-A (Bank of America, N.A.),		
0.170%, 4–1–11 (D)	1,550	1,550
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (JPMorgan Chase & Co.),		
0.220%, 4–1–11 (D)	3,500	3,500
Santa Clara Cnty, Teeter Plan Oblig, Ser A-1 (JPMorgan Chase Bank, N.A.),		
0.260%, 4–5–11	5,000	5,000
		12,050
TOTAL SHORT-TERM SECURITIES – 4.2%		$ 48,437
(Cost: $48,437)		
TOTAL INVESTMENT SECURITIES – 100.8%		$1,149,844
(Cost: $1,124,748)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8%)		(9,345)
NET ASSETS – 100.0%		$1,140,499

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $57,860 or 5.1% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011.

(C) Rate shown is the yield to maturity at March 31, 2011.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities ...	$ —	$ 486,233	$—
Municipal Bonds	—	24,286	—
United States Government Agency Obligations	—	414,160	—
United States Government Obligations	—	176,728	—
Short-Term Securities	—	48,437	—
Total	$ —	$1,149,844	$—

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	United States Government Agency Obligations
Beginning Balance 4-1-10	$ 9,984
Net realized gain (loss)	—
Net unrealized appreciation (depreciation)	—
Purchases	—
Sales	—
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	(9,984)
Ending Balance 3-31-11	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-11	$ —

See Accompanying Notes to Financial Statements.

Ivy Managed Funds

Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund



Below, Michael L. Avery, portfolio manager of the Ivy Managed European/Pacific Fund and the Ivy Managed International Opportunities Fund, discusses the positioning, performance and results for each Fund for the fiscal year ended March 31, 2011. He has managed each Fund since its inception on April 2, 2007, and he has 32 years of industry experience.

Michael L. Avery

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Managed European/Pacific Fund (Class A shares at net asset value)	14.10%
Benchmark(s)	
MSCI AC Asia Ex Japan Index (generally reflects the performance of Asia stocks, not including Japan)	19.49%
MSCI Europe Index (generally reflects the performance of European stocks)	12.62%

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Managed International Opportunities Fund (Class A shares at net asset value)	13.88%
Benchmark(s)	
MSCI AC World ex U.S.A. Index (generally reflects the performance of overseas stocks)	13.15%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are shown for the Ivy Managed European/Pacific Fund because that Fund invests in multiple parts of the world outside the U.S. For additional performance information for each Fund, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Fund found on pages 108 and 109 of this report.

Ivy Managed European/Pacific Fund:

A European crisis, higher rates for China

It was a volatile but largely positive year for global markets, despite a number of challenges. The Asia Pacific ex-Japan market performed solidly, as the Asian economy continued to recover from the global financial crisis of 2008 and 2009. Rising import demand from the United States and other developed markets fueled progress, as did continued robust domestic demand in China and India. The U.S. economy expanded 2.9 percent in calendar-year 2011, compared to the Chinese economy, which increased by 8.6 percent, and the Indian economy, which enjoyed a 10.4 percent gain, both of which surpassed expectations. Demand from other emerging markets, such as the Middle East and Africa, also recovered gradually, benefiting Asia exporters such as Korea, Taiwan and Singapore.

Early in the fiscal year, peripheral Europe, which encompasses Spain, Greece, Ireland and Portugal, came under pressure due to sluggish economic growth, high public debt ratios and high budget deficits. A European crisis sent the Asian equity market down 15 percent in the second calendar quarter of 2010. The U.S. Federal Reserve Bank launched a second round of quantitative easing, which changed the trajectory of global economic recovery as well as equity market sentiment and risk appetite in a positive way.

Monetary and fiscal policies in Asian countries — with the exception of China — remained relatively accommodative during the period, providing abundant liquidity to the market. China began tightening its monetary and fiscal policies in spring 2010. It raised the Required Reserve Ratio (a regulation that sets the minimum reserves each commercial bank must hold) for commercial banks several times during the year, reaching an all-time high of 20 percent. The central bank also raised interest rates four times to fight rising inflation, which had resulted due to the loose monetary policy undertaken in 2009.

Risk appetite remained high during the period and smaller emerging markets were favored, as bigger markets, such as China, entered into a tightening cycle. International equity funds, and particularly those focused on smaller emerging markets, enjoyed big inflows for a second consecutive year.

We made no significant shifts to the Ivy Managed European/Pacific Fund's underlying portfolios. At the end of the period, 79.6 percent of the Fund's assets were allocated to Ivy Pacific Opportunities Fund, with the remaining 20.3 percent allocated to Ivy European Opportunities Fund. We maintained this allocation, which worked to the Fund's advantage during the period, due to our belief that emerging market economies in Asia are positioned to expand due to their rapidly emerging middle classes and because we project that despite strength in Germany, debt-ridden periphery countries in Europe may continue to struggle for some time to come.

Ivy Managed International Opportunities Fund:

Solid performance against a backdrop of turmoil

Global markets provided generally solid equity returns despite a lot of turmoil. Global economic growth continued, helped by still-low interest rates, which had the Federal Reserve's intended consequence of shifting investors into riskier assets, such as stocks, from low-yielding bonds and short-term cash instruments. Conditions improved markedly as the year progressed. In early April, Europe's sovereign debt issues were peaking, and we feared that the European Union could dissolve. These sovereign debt issues continued throughout the 12-month period. In the end, after a number of tests, it seems that Europe is intent on doing what it takes to remain a union. Excessive government debt remains an issue in most developed markets, including the U.S. and Japan, and ultimately could present a risk to the global recovery and equities.

Throughout the summer, economic data in the U.S. was disappointing, while Europe and Japan were generally surpassing low expectations. Throughout the calendar year, earnings reports in virtually every region were supportive to equities, as companies did a good job of managing their costs and expectations. In late August, talk about another round of quantitative easing mounted, and equities appeared to us to be attractively valued. In fact, there were some large international equity markets where the average dividend yield in the market was twice the yield of its respective 10-year bond. In the last 50 years, this has been extremely rare. By the fourth calendar quarter of 2010, U.S. economic data began to surprise on the upside, bolstering developed equity markets everywhere. During the first three quarters of the fiscal year, developing countries' equity markets underperformed due to government tightening measures necessary to cool things down and avert inflation.

During the year, we made a significant adjustment to the allocation of assets in the Fund's underlying portfolios. Given our belief that Asian markets are somewhat more attractive than other areas of the world, we increased the percentage of the Fund's assets allocated to Ivy Pacific Opportunities Fund from 20 percent from the time of our last annual report to you to 38 percent. To fund this adjustment, we decreased the percentage of assets allocated to Ivy International Core Equity Fund from 25 percent to 20.8 percent of assets, and decreased the percentage of assets allocated to Ivy International Balanced Fund from 25 percent to 19.8 percent. We also decreased the allocation to Ivy International Growth from 20 percent of assets to 10.4 percent. This shift has enabled the Fund to benefit from the strong performance of Ivy Pacific Opportunities Fund. That Fund's success during the period was driven by solid performance in selected holdings in China and India, whose economies grew faster than anticipated. It also benefited from strong performance in holdings in Asia exporters in Korea, Taiwan and Singapore whose businesses benefited from increasing demand from emerging markets, such as North Africa and the Middle East.

Our outlook

We believe that the urbanization trend and excellent demography could continue to strongly drive the Asian economy in the next decade. As more Asian households become middle class, consumption and infrastructure build-out themes bode well, in our view, for opportunistic investing. There are short-term risks

in the market, including turmoil in Middle East and North Africa, spiraling inflation in China and India, and political risk in Thailand and North Korea. We also are concerned that the end of quantitative easing in the U.S. may reduce market liquidity and hurt market sentiment. Some investors appear to be worried about the so called "property bubble" in China. We see some potential problems in a few Chinese cities and some high local government borrowing, but we believe that these problems are confined and are controllable. Finally, compared to developed markets, we project that Asia will continue to benefit from a high savings rate and relatively low levels of consumer, corporate and government debt. Asian markets are currently valued at about the historical average, and we believe earnings growth likely will record double-digit growth in the months ahead.

We still see a mixed picture for European economies. We still project moderate growth for the next few years. Consumer spending and investment in advanced countries is not very strong, due to persistent high unemployment, low consumer confidence, ongoing credit concerns, government deficits and weak housing markets, very much like economic conditions in the United States. We believe policymakers in European peripheral countries need to address debt that could burden future recovery; we project that conditions will continue to be tough for these countries in 2011. With respect to the United Kingdom, inflation has moved far above targets, which puts pressure on the Bank of England to raise interest rates. That said, we remain cautiously optimistic as European stock markets remain moderately valued, and we expect further earnings growth in 2011.

Each Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of each Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, and, as such, a Fund's net asset value may fall as interest rates rise.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in each Fund's prospectus.

The opinions expressed in this report are those of the Funds' manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Managed European/Pacific Fund or the Ivy Managed International Opportunities Fund.

Ivy Managed Funds

Ivy Managed European/Pacific Fund

Ivy Pacific Opportunities Fund, Class I	79.6%
Ivy European Opportunities Fund, Class I	20.3%
Cash and Cash Equivalents	0.1%

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund, Class I	38.6%
Ivy International Core Equity Fund, Class I	20.8%
Ivy International Balanced Fund, Class I	19.8%
Ivy International Growth Fund, Class I	10.4%
Ivy European Opportunities Fund, Class I	10.4%

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Ivy Managed European/Pacific Fund

(UNAUDITED)



Ivy Managed European/Pacific Fund, Class A Shares[1]	$ 9,870
MSCI Europe Index[2]	$ 8,823
MSCI AC Asia Ex Japan Index[2]	$13,879

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2007.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E[4]	Class I	Class Y
1-year period ended 3-31-11	7.54%	9.36%	13.45%	7.77%	14.54%	14.21%
5-year period ended 3-31-11	—	—	—	—	—	—
10-year period ended 3-31-11	—	—	—	—	—	—
Since inception of Class[5] through 3-31-11	-0.33%	-0.35%	0.42%	-0.17%	1.58%	1.23%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Managed International Opportunities Fund

(UNAUDITED)


$20,000
$10,000
$0
Ivy Managed International Opportunities Fund,
Class A Shares(1) $10,043
MSCI AC World ex U.S.A. Index(2) $ 9,958
4-2 2007
6-30 2007
9-30 2007
12-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculation of the performance of the index (including income) is not available, investment in the index was effected as of March 31, 2007.

Average Annual Total Return(3)	Class A	Class B	Class C	Class E(4)	Class I	Class Y
1-year period ended 3-31-11	7.33%	9.14%	13.05%	7.39%	14.09%	13.90%
5-year period ended 3-31-11	—	—	—	—	—	—
10-year period ended 3-31-11	—	—	—	—	—	—
Since inception of Class(5) through 3-31-11	0.11%	0.08%	0.85%	0.23%	1.96%	1.63%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Managed Funds (in thousands) MARCH 31, 2011

Ivy Managed European/Pacific Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	762	$18,901
Ivy Pacific Opportunities Fund, Class I (A)	4,275	74,337
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$93,238**
(Cost: $71,727)		

SHORT-TERM SECURITIES – 0.2%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (B)	$ 161	**$ 161**
(Cost: $161)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$93,399**
(Cost: $71,888)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(103)**
NET ASSETS – 100.0%		**$93,296**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$93,238	$ —	$ —
Short-Term Securities	—	161	—
Total	$93,238	$161	$ —

Ivy Managed International Opportunities Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	832	$ 20,640
Ivy International Balanced Fund, Class I	2,559	39,173
Ivy International Core Equity Fund, Class I	2,383	41,034
Ivy International Growth Fund, Class I	611	20,474
Ivy Pacific Opportunities Fund, Class I (A)	4,381	76,184
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		**$197,505**
(Cost: $164,879)		

SHORT-TERM SECURITIES – 0.2%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (B)	$ 407	**$ 407**
(Cost: $407)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$197,912**
(Cost: $165,286)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		**(382)**
NET ASSETS – 100.0%		**$197,530**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$197,505	$ —	$ —
Short-Term Securities	—	407	—
Total	$197,505	$407	$ —

See Accompanying Notes to Financial Statements.

Ivy Micro Cap Growth Fund

    

Paul J. Ariano   William Jeffery III   Paul K. LeCoq   Kenneth F. McCain   Carl Wiese

Ivy Micro Cap Growth Fund is subadvised by Wall Street Associates. Wall Street Associates has managed the Fund since its inception in February 2009.

Below, Paul J. Ariano, CFA, William Jeffery III, Paul K. LeCoq, Kenneth F. McCain and Carl Weise, CFA, portfolio managers of the Ivy Micro Cap Growth Fund, discuss the Fund's positioning, performance and results for the fiscal year ended March 31, 2011.

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Micro Cap Growth Fund (Class A shares at net asset value)	28.73%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of smaller company stocks)	31.04%
Russell Microcap Growth Index (generally reflects the performance of stocks in the smallest category of publicly traded companies)	31.33%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	29.93%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are shown because the Fund's management team typically expects to invest in companies of more than one level of market capitalization.

Market review

As the year began, markets pulled back amid concerns over the Euro zone sovereign debt crisis; China's attempt to engineer its own economic soft landing; and the combination of anti-growth policies from Washington D.C., a mounting debt load and Congress's lack of focus on the deteriorating long-term financial health of the government. Market volatility continued into Q3 2010 as investors struggled to determine if the downshift in economic growth, both at home and abroad, could lead to a double-dip recession.

Against this skittish backdrop, individual company fundamentals took a back seat as investors reacted to the news flow. Health care stocks were impacted by the historic health care reform legislation. Energy stocks took a hit after the Gulf oil spill. Markets experienced a tumultuous and volatile summer as investor anxiety grew over escalating risks abroad. The Euro/European Union/Portugal, Italy, Ireland, Greece, Spain situation took center stage, with the euro losing nearly 15 percent of its value in a matter of weeks; and the world witnessed Athenian street riots. The European Central Bank and International Monetary Fund helped stabilize matters but did not resolve the core problems that could continue to be one of the biggest risks to the global economy ahead.

The market environment became less hostile in the final quarter of 2010. The Fed made clear its commitment to do whatever it takes to right the economy and began another round of credit easing (QEII). November mid-term elections set the stage for a healthier balance in Washington. President Obama began to move to the center and a tax compromise was reached that extended the Bush tax cuts. Growth prospects were raised considerably as the historic monetary policy support was joined by a newly bullish set of fiscal policies. Fundamentals began to matter again and by the end of the year, many stock indices finished near their 2010 highs.

Equity markets began 2011 in a state of relative calm, but dropped mid-way (on concerns over Middle East/North Africa civil unrest; oil supply disruptions and price increases; Euro sovereign debt downgrades; and the disastrous Japanese earthquake/tsunami/nuclear power plant drama) before recovering in late March. In spite of the new risks, the global economy remains in recovery mode, and the U.S. is participating due to sustained monetary and fiscal stimulus, less negative employment figures, and rock-bottom interest rates.

Performance review

Investments in the information technology sector drove performance for the year. The group gained in excess of 60 percent for the period, and the portfolio benefited from an over-weighted position and strong stock selection. Investments in the energy sector were also additive, deriving most of the value in the last six months of the fiscal year.

Consumer discretionary stocks were a drag on performance, hampered by the education group and our China exposure. Health care stocks detracted from portfolio returns as the group faced a difficult environment early in the fiscal year with all the reform dialog out of Washington. Collectively, these holdings restrained the Fund's performance relative to its benchmark and peers.

Portfolio structure

Energy (Overweight) — Given the recent unrest in the Middle East and the continued policy response over the Gulf of Mexico oil spill, the Fund is focused on land-based projects, with particular emphasis on oil & gas drilling, service, exploration, production, infrastructure building and associated technologies.

Health care (Overweight) — Despite investor uncertainty due to intense regulatory pressure, health care companies are experiencing high relative profitability, attractive valuations, and improving profit margins. Demographic trends and revenue increases appear to be positive factors for health care technology, equipment services and pharmaceutical companies.

Finance (Underweight) — Traditional financial and banking institutions will continue to contend with increasing government restrictions, consumer loan losses and large waves of real estate-related charge offs. We favor exchanges, transaction processors and companies with innovative risk management and regulatory products over traditional spread-based lenders.

Consumer Discretionary (Equal Weight) — Spurred by fiscal stimulus and pent-up demand, consumer spending has firmed. However, the trend toward deleveraging and an increased personal savings rate indicates that consumers may remain conservative. We favor higher-end/niche retailers as well as Internet-based versions of traditional industries, advertising, retail and digital media that allow businesses to enhance productivity and to lower costs.

Technology (Overweight) — Our software and hardware-related positions expect to benefit from outsourcing, security, data storage, business redundancy, disaster preparedness and digitization trends. The Fund also holds companies that continue to experience the benefit of a major shift in marketing spending from offline to online. Companies that provide online marketing services, innovative marketing communications, brand advertising consulting and website hosting services could stand to benefit as the industry's market share shifts.

Market outlook

We believe companies in the Fund will continue to see higher forecasted long-term earnings growth rates versus comparable benchmarks. In an environment where overall growth rates are low, we have observed that companies that exhibit strong and highly predictable rates of growth eventually command premium valuations. The market continues to grind through the current consolidation phase, monetary policy makers are showing the will to do anything and everything it takes to right the economy, and fiscal policy has now become accommodative. The economy has transitioned through a low point, and we believe there will be a prolonged period of sluggishness but improving economic growth ahead. While the external shocks and headline risks experienced during the first quarter raise the overall global economic risk profile, we believe double-dip recession fears remain off the table and stock market dips provide opportunities. Companies are cash-rich now, which historically makes a double-dip recession unlikely. History tells us that at points like this, company fundamentals become the primary driver for stock market action and a great scenario for small-cap growth stocks begins to unfold. The Fund remains in our view actively and optimistically positioned.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Micro Cap Growth Fund.

Asset Allocation

Stocks	96.3%
Information Technology	38.9%
Consumer Discretionary	15.8%
Industrials	15.6%
Health Care	15.0%
Energy	6.0%
Financials	2.2%
Consumer Staples	2.0%
Materials	0.8%
Cash and Cash Equivalents	**3.7%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	303/507	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Westport Innovations Inc.	Industrials
Questcor Pharmaceuticals, Inc.	Health Care
KIT digital, Inc.	Information Technology
Global Traffic Network, Inc.	Consumer Discretionary
OPNET Technologies, Inc.	Information Technology
IntraLinks Holdings, Inc.	Information Technology
NetScout Systems, Inc.	Information Technology
Basic Energy Services, Inc.	Energy
Rentrak Corporation	Consumer Discretionary
OCZ Technology Group, Inc.	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Micro Cap Growth Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Micro Cap Growth Fund, Class A Shares(1) $19,696
Russell 2000 Growth Index(2) $22,891
Russell Microcap Growth Index(2) $23,358
Lipper Small-Cap Growth Funds Universe Average(2) $22,449
2-17 2009
3-31 2009
6-30 2009
9-30 2009
12-31 2009
3-31 2010
3-31 2011

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of February 28, 2009.

Average Annual Total Return(3)	Class A	Class B	Class C	Class I	Class Y
1-year period ended 3-31-11	21.33%	23.00%	27.72%	29.36%	29.00%
5-year period ended 3-31-11	—	—	—	—	—
10-year period ended 3-31-11	—	—	—	—	—
Since inception of Class(4) through 3-31-11	37.78%	38.66%	40.41%	42.23%	41.52%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4) 2-17-09 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Micro Cap Growth Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Advertising – 1.9%		
MDC Partners Inc., Class A	60	$ 1,005
ReachLocal, Inc. (A)	32	632
		1,637
Air Freight & Logistics – 0.7%		
Pacer International, Inc. (A)	121	636
Apparel Retail – 0.4%		
Citi Trends Inc. (A)	14	314
Apparel, Accessories & Luxury Goods – 0.9%		
China Xiniya Fashion Limited, ADR (A)	23	117
Volcom, Inc.	35	650
		767
Application Software – 5.3%		
Callidus Software Inc. (A)	177	1,216
ClickSoftware Technologies Ltd. (A)	38	330
NetScout Systems, Inc. (A)	62	1,705
RealPage, Inc. (A)	50	1,392
		4,643
Automotive Retail – 0.4%		
Lentuo International Inc., ADR (A)	67	325
Biotechnology – 1.0%		
ArQule, Inc. (A)	47	335
Idenix Pharmaceuticals, Inc. (A)	84	278
Nanosphere, Inc. (A)	82	268
		881
Broadcasting – 2.2%		
Global Traffic Network, Inc. (A)	153	1,908
Catalog Retail – 1.1%		
ValueVision Media, Inc. (A)	145	922
Communications Equipment – 3.4%		
Blue Coat Systems, Inc. (A)	29	803
Ixia (A)	57	902
Meru Networks, Inc. (A)	21	418
Procera Networks, Inc. (A)	85	857
		2,980
Computer Storage & Peripherals – 1.6%		
OCZ Technology Group, Inc. (A)	175	1,410
Construction & Farm Machinery & Heavy Trucks – 5.1%		
Commercial Vehicle Group, Inc. (A)	54	969
Wabash National Corporation (A)	90	1,036
Westport Innovations Inc. (A)	112	2,468
		4,473
Consumer Electronics – 0.3%		
SGOCO Technology Ltd. (A)	82	301
Consumer Finance – 0.9%		
Imperial Holdings, Inc. (A)	73	739
Distillers & Vintners – 0.5%		
China New Borun Corporation, ADR (A)	42	456

COMMON STOCKS (Continued)	Shares	Value
Education Services – 1.6%		
ChinaCast Education Corporation (A)	56	$ 349
Grand Canyon Education, Inc. (A)	71	1,027
		1,376
Electrical Components & Equipment – 0.1%		
China Electric Motor, Inc. (A)	45	75
Electronic Components – 0.5%		
BCD Semiconductor Manufacturing Limited, ADR (A)	50	434
Electronic Equipment & Instruments – 1.0%		
FARO Technologies, Inc. (A)	22	872
Electronic Manufacturing Services – 1.4%		
eMagin Corporation (A)	34	242
Fabrinet (A)	29	585
Maxwell Technologies, Inc. (A)	24	414
		1,241
Fertilizers & Agricultural Chemicals – 0.6%		
Yongye Biotechnology International, Inc. (A)	84	513
Food Retail – 0.6%		
Fresh Market, Inc. (The) (A)	13	498
General Merchandise Stores – 1.2%		
Gordmans Stores, Inc. (A)	60	1,062
Health Care Equipment – 3.0%		
ABIOMED, Inc. (A)	69	1,001
Spectranetics Corporation (The) (A)	159	751
Synovis Life Technologies, Inc. (A)	47	907
		2,659
Health Care Services – 1.2%		
ExamWorks Group, Inc. (A)	47	1,043
Health Care Supplies – 1.6%		
Quidel Corporation (A)	82	977
Rochester Medical Corporation (A)	40	460
		1,437
Health Care Technology – 0.6%		
Omnicell, Inc. (A)	37	570
Home Furnishings – 0.6%		
Kid Brands, Inc. (A)	77	564
Household Appliances – 0.4%		
Deer Consumer Products, Inc.	54	391
Human Resource & Employment Services – 1.1%		
On Assignment, Inc. (A)	98	931
Industrial Machinery – 0.6%		
Shengkai Innovations, Inc. (A)	125	493
Internet Software & Services – 13.8%		
Constant Contact, Inc. (A)	30	1,047
Envestnet, Inc. (A)	56	751
IntraLinks Holdings, Inc. (A)	69	1,846

Ivy Micro Cap Growth Fund (in thousands) MARCH 31, 2011

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services (Continued)		
Keynote Systems, Inc.	48	$ 894
KIT digital, Inc. (A)	163	1,959
Liquidity Services, Inc. (A)	41	734
LoopNet, Inc. (A)	24	338
MediaMind Technologies Inc. (A)	71	976
SciQuest, Inc. (A)	46	666
SPS Commerce, Inc. (A)	81	1,259
Vocus, Inc. (A)	23	584
Website Pros, Inc. (A)	66	964
		12,018
IT Consulting & Other Services – 2.5%		
Camelot Information Systems Inc., ADR (A)	23	373
HiSoft Technology International Limited, ADR (A)	30	558
InterXion Holding N.V. (A)	29	381
ServiceSource International, LLC (A)	18	220
Virtusa Corporation (A)	38	703
		2,235
Managed Health Care – 0.9%		
Molina Healthcare, Inc. (A)	20	816
Movies & Entertainment – 1.7%		
Rentrak Corporation (A)	55	1,467
Multi-Line Insurance – 0.8%		
Fortegra Financial Corporation (A)	65	738
Oil & Gas Drilling – 1.2%		
Pioneer Drilling Company (A)	79	1,092
Oil & Gas Equipment & Services – 3.7%		
Basic Energy Services, Inc. (A)	62	1,581
Natural Gas Services Group, Inc. (A)	35	625
RigNet, Inc. (A)	57	1,036
		3,242
Oil & Gas Exploration & Production – 0.8%		
Triangle Petroleum Corporation (A)	81	670
Oil & Gas Refining & Marketing – 0.3%		
China Integrated Energy, Inc. (A)	117	298
Pharmaceuticals – 6.7%		
BioMimetic Therapeutics, Inc. (A)	66	871
NuPathe Inc. (A)	62	487
Obagi Medical Products, Inc. (A)	96	1,207
Pacira Pharamaceuticals, Inc. (A)	97	690
Questcor Pharmaceuticals, Inc. (A)	137	1,979
SuperGen, Inc. (A)	174	540
		5,774
Research & Consulting Services – 1.2%		
Mistras Group, Inc. (A)	60	1,039
Restaurants – 3.1%		
BJ's Restaurants, Inc. (A)	29	1,125
Bravo Brio Restaurant Group, Inc. (A)	32	564
California Pizza Kitchen, Inc. (A)	8	135
McCormick & Schmick's Seafood Restaurants, Inc. (A)	34	248

COMMON STOCKS (Continued)	Shares	Value
Restaurants (Continued)		
Red Robin Gourmet Burgers, Inc. (A)	27	$ 718
		2,790
Semiconductor Equipment – 1.1%		
Nanometrics Incorporated (A)	55	991
Semiconductors – 4.6%		
ANADIGICS, Inc. (A)	103	459
Diodes Incorporated (A)	23	766
Inphi Corporation (A)	21	433
Mellanox Technologies, Ltd. (A)	27	671
O2Micro International Limited (A)	79	597
Pericom Semiconductor Corporation (A)	54	559
RDA Microelectronics, Inc., ADR (A)	37	530
		4,015
Soft Drinks – 0.9%		
Primo Water Corporation (A)	66	812
Specialized Finance – 0.5%		
GAIN Capital Holdings, Inc. (A)	62	478
Steel – 0.3%		
China Gerui Advanced Materials Group Limited (A)	50	233
Systems Software – 3.6%		
OPNET Technologies, Inc.	48	1,856
Radiant Systems, Inc. (A)	34	607
Velti plc (A)	58	735
		3,198
Trading Companies & Distributors – 2.5%		
CAI International, Inc. (A)	40	1,034
DXP Enterprises, Inc. (A)	52	1,203
		2,237
Trucking – 4.3%		
Celadon Group, Inc. (A)	72	1,166
Marten Transport, Ltd.	52	1,167
Roadrunner Transportation Systems, Inc. (A)	52	774
Vitran Corporation Inc., Class A (A)	48	669
		3,776
TOTAL COMMON STOCKS – 96.3%		**$84,470**
(Cost: $69,250)		

SHORT-TERM SECURITIES – 5.4%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (B)	$4,773	$ 4,773
(Cost: $4,773)		
TOTAL INVESTMENT SECURITIES – 101.7%		**$89,243**
(Cost: $74,023)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.7%)		**(1,509)**
NET ASSETS – 100.0%		**$87,734**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Industrials	$13,585	$ —	$75
Other Sectors	70,810	—	—
Total Common Stocks	$84,395	$ —	$75
Short-Term Securities	—	4,773	—
Total	$84,395	$4,773	$75

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks
Beginning Balance 4-1-10	$ —
Net realized gain (loss)	—
Net unrealized appreciation (depreciation)	—
Purchases	—
Sales	—
Transfers into Level 3 during the period	75
Transfers out of Level 3 during the period	—
Ending Balance 3-31-11	$ 75
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-11	$(162)

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Ivy Mid Cap Growth Fund



Below, Kimberly A. Scott, CFA, portfolio manager of the Ivy Mid Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. She has managed the Fund since its inception and has 24 years of industry experience.

Kimberly A. Scott

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Mid Cap Growth Fund (Class A shares at net asset value)	31.61%
Benchmark(s) and/or Lipper Category	
Russell Mid-Cap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	26.60%
Lipper Mid-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	27.29%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A good year for equities

The mid-cap growth sector of the market had very strong returns in the 12 months ended March 31, 2011. The stocks of medium- and small-size companies that were generally exposed to economic stresses and credit market concerns rebounded strongly throughout the year on the promise of improving economic prospects and healing credit markets. We emphasized investment in consumer discretionary, industrials, financial and energy stocks during the period. We were constructive on the prospects for economic growth and stock market returns throughout 2010 and into early 2011, as we thought both would continue to build on the improvements of 2009. The improvements in corporate profits and the care with which managers were running their businesses suggested that these improvements would develop judiciously and be sustained.

The year was not without worry, however, as U.S. government policies and regulations, and sovereign debt concerns in Europe weighed on the U.S. markets until late fall of 2010, when it became clear that our economy was moving forward independent of many of these issues. In the near term, we are concerned about the swift and significant increase in the price of oil over the past two months due to the fact that it has the potential to limit economic growth and returns. Additionally, the ultimate impact of last month's devastating earthquake in Japan for specific companies and for global growth in general is not yet well understood, but should become clearer throughout the upcoming corporate earnings season. We are attuned to the investment implications of both of these significant issues.

Sources of strength, weakness

The Ivy Mid Cap Growth Fund outperformed both the benchmark and its peers (before the effects of sales charges). The primary factor in this outperformance was our decision to overweight the Fund's exposure to the more cyclical sectors of the economy for much of the year on the conviction that the economy and the profit cycle would continue to recover more strongly than generally expected. As such, the Fund had greater-than-the-benchmark exposure to the consumer discretionary, industrial, energy and financials sectors. The Fund was also slightly overweight in the consumer staples sector. The Fund's information technology and consumer discretionary exposure made the most meaningful contribution to the Fund's outperformance, with returns of 49.8 percent and 41.32 percent, respectively.

Another factor that impacted relative performance was our focus on high visibility growth stocks, often selling at considerable valuation premiums to the market. We decided early in the year that in an improving but very moderately growing economy, investors would eventually seek out and pay even higher premiums for scarce growth opportunities. Owning a number of these stocks in the portfolio and buying them somewhat early contributed to the Fund's outperformance.

The biggest detractor from absolute performance was in the Fund's health care sector exposure where stock selection suffered. Most of the Fund's stocks in the group underperformed the sector in the benchmark on an absolute return basis.

Changes in the portfolio during the year were subtle. Our sector emphasis is unlikely to change significantly in the near term; however, our focus in managing the portfolio has shifted from the stronger macro view we applied in 2009 and early 2010 to our more typical stock-picking approach. We believe the economy and the markets are moving beyond the strong economic and market moves of the early stages of the recovery. As such, we project that the greater opportunities for market returns will be in companies with better-than-average growth prospects selling at attractive valuations. While many of these opportunities are not sector dependent, it is our view that there are a number of sectors where there are many interesting companies in which to invest, including information technology, industrials, energy and consumer discretionary.

Likely better days ahead

We are generally optimistic in our outlook for the domestic and global economies, but we recognize that the U.S. stock market has continued to regain considerable ground, and valuations are much less compelling across the market than in early stages of the recovery. That being said, the profit recovery at U.S. corporations has been remarkably robust, and the financial health of companies generally is such that we believe earnings and cash flow streams deserve to be valued at higher levels. We believe such economic strength has broadened out to encompass more of the corporate sector in recent months, and that the U.S. economy has likely entered a self-sustaining phase that could last for some time, notwithstanding any significant weakness in the economies of our global trading partners. In addition, the likelihood of invasive new government policies and the possibility of higher taxes and higher interest rates has diminished, giving corporate executives more certainty with which to manage their companies and giving investors more confidence in the business climate.

It is our view that the market has transitioned from a macroeconomic event-driven recovery to a sustainable growth-focused recovery. Investors will need to be able to identify those specific companies that have superior growth and profitability prospects across the economic cycle. As such, we are examining valuation and organic growth opportunities carefully across all sectors as we seek out new investments for the Fund.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Growth Fund.

Asset Allocation

Stocks	95.0%
Consumer Discretionary	21.0%
Information Technology	18.8%
Industrials	16.9%
Financials	13.9%
Health Care	9.8%
Energy	7.3%
Consumer Staples	3.8%
Materials	3.5%
Cash and Cash Equivalents	**5.0%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	103/418	25
3 Year	22/379	6
5 Year	27/323	9
10 Year	71/205	35

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Fastenal Company	Industrials
Varian Medical Systems, Inc.	Health Care
CarMax, Inc.	Consumer Discretionary
Quanta Services, Inc.	Industrials
Harman International Industries, Incorporated	Consumer Discretionary
Patterson-UTI Energy, Inc.	Energy
Henry Schein, Inc.	Health Care
Microchip Technology Incorporated	Information Technology
Paychex, Inc.	Information Technology
PetSmart, Inc.	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Mid Cap Growth Fund



	Ivy Mid Cap Growth Fund, Class A Shares[1]	$19,100
	Russell Mid-Cap Growth Index	$19,562
	Lipper Mid-Cap Growth Funds Universe Average	$18,375

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-11	24.05%	26.37%	30.68%	24.01%	32.25%	31.44%	31.98%
5-year period ended 3-31-11	6.57%	6.56%	7.09%	—	—	7.75%	8.23%
10-year period ended 3-31-11	6.69%	6.10%	6.50%	—	—	—	7.66%
Since inception of Class[3] through 3-31-11	—	—	—	6.87%	9.48%	8.73%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.*

(3) *4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Mid Cap Growth Fund *(in thousands)* MARCH 31, 2011

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.3%		
Triumph Group, Inc.	116	$ 10,251
Air Freight & Logistics – 1.6%		
C.H. Robinson Worldwide, Inc.	68	5,067
Expeditors International of Washington, Inc.	158	7,907
		12,974
Apparel, Accessories & Luxury Goods – 2.0%		
Columbia Sportswear Company	97	5,761
lululemon athletica inc. (A)	116	10,372
		16,133
Application Software – 4.5%		
ANSYS, Inc. (A)	206	11,147
Solera Holdings, Inc.	252	12,885
SuccessFactors, Inc. (A)(B)	304	11,870
		35,902
Auto Parts & Equipment – 2.5%		
BorgWarner Inc. (A)	170	13,515
Gentex Corporation	206	6,236
		19,751
Automotive Retail – 2.7%		
CarMax, Inc. (A)	680	21,818
Biotechnology – 0.0%		
Vertex Pharmaceuticals Incorporated (A)	7	314
Communications Equipment – 1.1%		
Acme Packet, Inc. (A)	121	8,572
Construction & Engineering – 2.4%		
Quanta Services, Inc. (A)	865	19,406
Construction Materials – 1.0%		
Martin Marietta Materials, Inc.	88	7,851
Consumer Electronics – 2.4%		
Harman International Industries, Incorporated	410	19,187
Consumer Finance – 1.6%		
Discover Financial Services	515	12,431
Data Processing & Outsourced Services – 3.9%		
Fiserv, Inc. (A)	248	15,539
Paychex, Inc.	506	15,852
		31,391
Department Stores – 1.3%		
Nordstrom, Inc.	229	10,260
Distillers & Vintners – 1.9%		
Brown-Forman Corporation, Class B	227	15,489
Electrical Components & Equipment – 3.5%		
Acuity Brands, Inc.	138	8,080
Polypore International, Inc. (A)	211	12,148
Roper Industries, Inc.	85	7,310
		27,538

COMMON STOCKS (Continued)	Shares	Value
Electronic Manufacturing Services – 1.4%		
Trimble Navigation Limited (A)	225	$ 11,375
Environmental & Facilities Services – 0.7%		
Stericycle, Inc. (A)	63	5,626
Food Retail – 0.8%		
Whole Foods Market, Inc.	98	6,461
Health Care Distributors – 2.2%		
Henry Schein, Inc. (A)	250	17,546
Health Care Equipment – 5.3%		
Gen-Probe Incorporated (A)	57	3,799
IDEXX Laboratories, Inc. (A)	99	7,614
Intuitive Surgical, Inc. (A)	24	8,053
Varian Medical Systems, Inc. (A)	335	22,648
		42,114
Health Care Services – 0.9%		
Accretive Health, Inc. (A)	250	6,929
Health Care Technology – 1.4%		
Cerner Corporation (A)	103	11,409
Homefurnishing Retail – 1.0%		
Williams-Sonoma, Inc.	192	7,782
Hotels, Resorts & Cruise Lines – 2.9%		
Orient-Express Hotels Ltd. (A)	607	7,514
Wyndham Worldwide Corporation	481	15,307
		22,821
Human Resource & Employment Services – 0.9%		
Manpower Inc.	119	7,473
Industrial Gases – 0.7%		
Airgas, Inc.	85	5,649
Industrial Machinery – 3.5%		
Donaldson Company, Inc.	137	8,372
IDEX Corporation	282	12,320
Kaydon Corporation	192	7,509
		28,201
Insurance Brokers – 1.5%		
Arthur J. Gallagher & Co.	400	12,161
Internet Retail – 0.9%		
Netflix, Inc. (A)	31	7,274
Internet Software & Services – 1.0%		
DealerTrack Holdings, Inc. (A)	343	7,881
Investment Banking & Brokerage – 1.4%		
Greenhill & Co., Inc.	164	10,790
IT Consulting & Other Services – 0.4%		
Teradata Corporation (A)	70	3,559
Oil & Gas Drilling – 2.4%		
Patterson-UTI Energy, Inc.	645	18,949

Ivy Mid Cap Growth Fund (in thousands) MARCH 31, 2011

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Equipment & Services – 1.7%		
Dresser-Rand Group Inc. (A)	250	$ 13,384
Oil & Gas Exploration & Production – 3.2%		
Continental Resources, Inc. (A)	78	5,575
Noble Energy, Inc.	70	6,809
Ultra Petroleum Corp. (A)	271	13,356
		25,740
Packaged Foods & Meats – 1.1%		
Mead Johnson Nutrition Company	149	8,643
Publishing – 1.5%		
Meredith Corporation	360	12,225
Real Estate Management & Development – 1.8%		
CB Richard Ellis Group, Inc., Class A (A)	539	14,387
Regional Banks – 6.5%		
First Horizon National Corporation	475	5,325
First Republic Bank (A)	276	8,530
Huntington Bancshares Incorporated	1,752	11,636
Signature Bank (A)	255	14,370
SVB Financial Group (A)	48	2,733
TCF Financial Corporation	598	9,484
		52,078
Restaurants – 1.2%		
Chipotle Mexican Grill, Inc., Class A (A)	34	9,288
Semiconductor Equipment – 1.9%		
Lam Research Corporation (A)	263	14,887
Semiconductors – 4.6%		
Linear Technology Corporation	327	11,007
Microchip Technology Incorporated	452	17,162
Semtech Corporation (A)	313	7,843
		36,012
Specialized Finance – 1.1%		
CME Group Inc.	30	9,092
Specialty Chemicals – 1.8%		
RPM International Inc.	596	14,149
Specialty Stores – 2.6%		
PetSmart, Inc.	382	15,645
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	111	5,359
		21,004

COMMON STOCKS (Continued)	Shares	Value
Trading Companies & Distributors – 3.0%		
Fastenal Company	363	$ 23,533
TOTAL COMMON STOCKS – 95.0%		**$757,690**
(Cost: $611,298)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 4.8%		
Air Products and Chemicals, Inc., 0.190%, 4–26–11	$5,000	4,999
Bank of Nova Scotia, 0.190%, 4–18–11	8,000	7,999
Bemis Company, Inc., 0.000%, 4–1–11	1,517	1,517
Clorox Co., 0.250%, 4–7–11	2,000	2,000
Ecolab Inc., 0.140%, 4–8–11	4,000	4,000
Kellogg Co.:		
0.200%, 4–8–11	7,500	7,500
0.270%, 4–15–11	8,000	7,999
Prudential Funding LLC, 0.000%, 4–1–11	2,642	2,642
		38,656
Commercial Paper (backed by irrevocable letter of credit) (C) – 1.2%		
Avon Capital Corp. (Avon Products, Inc.), 0.240%, 4–7–11	9,000	9,000
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (D)	117	117
TOTAL SHORT-TERM SECURITIES – 6.0%		**$ 47,773**
(Cost: $47,773)		
TOTAL INVESTMENT SECURITIES – 101.0%		**$805,463**
(Cost: $659,071)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.0%)		**(7,761)**
NET ASSETS – 100.0%		**$797,702**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities serve as cover or collateral for the following written options outstanding at March 31, 2011:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
SuccessFactors, Inc.	Goldman, Sachs & Company	1	May 2011	$39.00	$239	$(291)

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Teradata Corporation	Goldman, Sachs & Company	1	April 2011	$45.00	$ 66	$ (3)

(C)Rate shown is the yield to maturity at March 31, 2011.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$757,690	$ —	$ —
Short-Term Securities	—	47,773	—
Total	$757,690	$47,773	$ —
Liabilities			
Written Options	$ 294	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Written Options
Beginning Balance 4-1-10	$(192)
Net realized gain (loss)	(302)
Net unrealized appreciation (depreciation)	139
Purchases	—
Sales	355
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	—
Ending Balance 3-31-11	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-11	$ —

See Accompanying Notes to Financial Statements.



Below, Mira Stevovich, CFA, portfolio manager of the Ivy Money Market Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. She has managed the Fund since its inception and has 24 years of industry experience.

Mira Stevovich

Fiscal Year Performance

For the 12 months ended March 31, 2011

Ivy Money Market Fund (Class A shares)	0.04%
Seven-day current subsidized yield as of March 31, 2011	0.02%
Seven-day current unsubsidized yield as of March 31, 2011	-0.35%
Lipper Category	
Lipper Money Market Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.03%

Unsubsidized yields reflect what the yield would have been without the effect of reimbursements and waivers. The adviser and its affiliates have waived or may voluntarily waive a portion of their fees (including, but not limited to, distribution and service (12b-1) fees) and have reimbursed certain expenses. There is no guarantee that the Fund will avoid a negative yield. Such undertaking may be amended or withdrawn at any time.

Please see www.ivyfunds.com or your advisor for the Fund's most recent seven-day yield information. The seven-day current yield more closely reflects the current earnings of the Fund than the Fund's average annual total returns.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Navigating the credit crisis

The overall money market was seriously affected by the financial market and credit crises that rocked the markets in 2008 and early 2009. Short-term borrowing by corporations and financial institutions was affected. In an effort to support the markets, the Federal Reserve injected liquidity into the money markets and provided various facilities whereby banks, broker-dealers and even money market funds could sell securities to the Federal Reserve to obtain liquidity.

Today, the money market has stabilized and returned to a more normal environment, which we have experienced during the Fund's fiscal year ended March 31, 2011. During this period, the Federal Reserve continued to maintain a policy that provided liquidity to the economy. As the Fund's fiscal year ended, the credit markets were more settled and credit spreads had narrowed. The economy was slowly emerging from the recession, while investment grade money market rates remained at historic lows.

Lower rates, higher-quality bias

The Fund's fiscal year started with the federal funds rate at between 0 percent and 0.25 percent, where it remains to date.

The drastically low federal funds rate during the Fund's fiscal year restrained the performance of the Fund and rates on money market investments in general. The new SEC regulation requiring 30 percent of the Fund to mature in seven days or less also affected the Fund's performance. We sought to maintain the Fund's yield by purchasing longer-dated securities as credit spreads were wide, and by investing in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR). This move positively affected Fund performance and helped support the Fund's yield for the first part of the fiscal year.

Credit quality remained an important factor in the management and performance of the Fund. We have been especially mindful of this as problems in the financial system negatively affected the money markets. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. Because banks have been particularly negatively affected by the financial crisis, we have been very selective in our investment in the banking sector. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to continue to include U.S. Treasury and government agency securities, as necessary.

In our last report to you, we indicated that the Fund would be affected by new SEC regulations, and that has been the case during the period. We are managing the Fund to comply with these new regulations, which were announced in January 2010. The new regulations were designed by the SEC in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the new regulations, to provide for the liquidity needs of our shareholders. We will continue to manage the Fund in what we believe is a prudent manner and in accordance with SEC regulations.

Past performance is not a guarantee of future results. Please remember that an investment in the Fund is neither insured

nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Ivy Money Market Fund

Asset Allocation

Corporate Obligations	**54.1%**
Commercial Paper (backed by irrevocable letter of credit)	20.4%
Notes	16.8%
Commercial Paper	10.8%
Notes (backed by irrevocable letter of credit)	6.1%
Municipal Obligations	**41.4%**
United States Government and Government Agency Obligations and Cash and Other Assets, Net of Liabilities	**4.5%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	52/270	20
3 Year	26/256	11
5 Year	88/237	37
10 Year	85/192	45

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Money Market Fund (in thousands) MARCH 31, 2011

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper (A)		
Corporacion Andina de Fomento:		
0.180%, 4–7–11	$ 2,800	$ 2,800
0.240%, 5–9–11	3,300	3,299
0.780%, 12–7–11	4,000	3,978
Danaher Corporation, 0.190%, 4–18–11	2,138	2,138
John Deere Capital Corporation, 0.190%, 4–26–11	7,000	6,999
Sara Lee Corporation, 0.000%, 4–1–11	411	411
Wisconsin Electric Power Co., 0.170%, 4–7–11	2,126	2,126
Total Commercial Paper – 10.8%		**21,751**
Commercial Paper (backed by irrevocable letter of credit) (A)		
American Honda Finance Corp. (Honda Motor Co.), 0.190%, 4–21–11	3,922	3,922
Axis Bank Limited (Bank of America, N.A.), 0.590%, 4–19–11	2,150	2,149
Citigroup Funding Inc. (Citigroup Inc.), 0.230%, 5–16–11	1,000	1,000
COFCO Capital Corp. (Rabobank Nederland):		
0.230%, 4–14–11	2,600	2,600
0.240%, 5–3–11	7,350	7,348
ICICI Bank Limited (Bank of America, N.A.):		
0.540%, 6–15–11	2,400	2,397
0.650%, 9–16–11	3,000	2,991
John Deere Credit Limited (John Deere Capital Corporation):		
0.180%, 4–11–11	1,500	1,500
0.200%, 4–14–11	1,326	1,326
Novartis Securities Investment Ltd. (Novartis AG), 0.210%, 5–9–11	3,500	3,499
River Fuel Trust #1 (Bank of Nova Scotia), 0.270%, 4–29–11	10,064	10,062
Straight-A Funding, LLC (Federal Financing Bank), 0.220%, 5–10–11	2,434	2,433
Total Commercial Paper (backed by irrevocable letter of credit) – 20.4%		**41,227**
Notes		
Bank of America Corporation, 5.375%, 8–15–11	1,450	1,474
Bank of America, N.A., 0.603%, 4–26–11 (B)	4,900	4,900
Citigroup Inc.:		
0.404%, 5–18–11 (B)	2,516	2,510
0.434%, 6–16–11 (B)	1,280	1,276
5.100%, 9–29–11	2,650	2,704
5.250%, 2–27–12	1,066	1,107
General Electric Capital Corporation, 0.493%, 5–23–11 (B)	1,450	1,451
Kimberly-Clark Corporation, 4.428%, 12–19–11	3,000	3,080
Merck & Co., Inc., 1.875%, 6–30–11	600	602
Rabobank Nederland, 0.454%, 5–16–11 (B)	1,500	1,500

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Royal Bank of Scotland plc (The), 0.718%, 4–28–11 (B)	$7,200	$ 7,200
Toyota Motor Credit Corporation, 0.380%, 4–1–11 (B)	5,000	5,000
Wachovia Corporation, 0.461%, 6–1–11 (B)	1,000	1,001
Total Notes – 16.8%		**33,805**
Notes (backed by irrevocable letter of credit)		
American Honda Finance Corp. (Honda Motor Co.), 2.810%, 6–2–11 (B)	600	603
BellSouth Corporation (AT&T Corp.), 4.295%, 4–26–11 (C)	5,200	5,213
IBM International Group Capital LLC (International Business Machines Corporation), 0.570%, 5–26–11 (B)	1,500	1,500
The Academy of the New Church, Taxable Var Rate Demand Bonds, Ser 2008 (Wachovia Bank, N.A.), 0.260%, 4–7–11 (B)	2,095	2,095
Trap Rock Industries, Inc., Taxable Var Rate Demand Bonds, Ser 2005 (Wells Fargo Bank, N.A.), 0.260%, 4–7–11 (B)	1,670	1,670
Washington Mutual Finance Corp. (Citigroup Inc.), 6.875%, 5–15–11	1,160	1,168
Total Notes (backed by irrevocable letter of credit) – 6.1%		**12,249**
TOTAL CORPORATE OBLIGATIONS – 54.1%		**$109,032**
(Cost: $109,032)		

MUNICIPAL OBLIGATIONS		
California – 3.6%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (Bank of America, N.A.), 0.240%, 4–1–11 (B)	2,115	2,115
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A.), 0.230%, 4–1–11 (B)	2,502	2,502
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (U.S. Bank, N.A.), 0.220%, 4–7–11 (B)	2,600	2,600
		7,217
Colorado – 4.7%		
Castle Rock, CO, Var Rate Cert of Participation, Ser 2008 (Wells Fargo Bank, N.A.), 0.300%, 4–7–11 (B)	4,070	4,070
CO Hlth Fac Auth, Var Rate Rev Bonds (Exempla, Inc.), Ser 2009A (U.S. Bank, N.A.), 0.210%, 4–7–11 (B)	1,000	1,000

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Colorado (Continued)		
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (U.S. Bank, N.A.), 0.260%, 4–7–11 (B)	$4,000	$ 4,000
Exempla General Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Var Rate Rev Rfdg and Impvt Bonds, Ser 2002 (Wells Fargo Bank, N.A.), 0.240%, 4–7–11 (B)	475	475
		9,545
Florida – 1.4%		
Cape Coral, FL (Bank of America, N.A.), 0.300%, 5–3–11	800	800
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (Bank of America, N.A.), 0.250%, 4–1–11 (B)	2,000	2,000
		2,800
Georgia – 4.9%		
Muni Elec Auth of GA (Wells Fargo Bank, N.A.), 0.300%, 4–6–11	9,800	9,800
Illinois – 2.4%		
IL Fin Auth (Loyola Univ of Chicago Fin Prog), Commercial Paper Rev Notes (JPMorgan Chase Bank, N.A.):		
0.260%, 4–5–11	3,500	3,500
0.260%, 5–3–11	600	600
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (JPMorgan Chase Bank, N.A.), 0.190%, 4–7–11 (B)	700	700
		4,800
Indiana – 2.5%		
IN Fin Auth, Hlth Sys Rev Bonds (Sisters of St. Francis Hlth Svcs, Inc. Obligated Group), Ser 2009H (JPMorgan Chase Bank, N.A.), 0.240%, 4–7–11 (B)	5,000	5,000
Louisiana – 4.7%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Air Products & Chemicals), 0.330%, 4–7–11 (B)	3,000	3,000
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (Bank of New York (The)), 0.210%, 4–7–11 (B)	2,000	2,000
Parish of St. Bernard, LA, Exempt Fac Var Rate Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation), 0.190%, 4–1–11 (B)	4,500	4,500
		9,500
Maryland – 1.0%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (Wachovia Bank, N.A.), 0.240%, 4–7–11 (B)	1,985	1,985

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Mississippi – 6.8%		
MS Bus Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (Wachovia Bank, N.A.), 0.260%, 4–7–11 (B)	$4,925	$ 4,925
MS Bus Fin Corp, Gulf Opp Zone Indl Dev Var Rate Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (Chevron Corporation), 0.200%, 4–1–11 (B)	5,500	5,500
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj) (Chevron Corporation), 0.200%, 4–1–11 (B)	3,400	3,400
		13,825
Missouri – 0.5%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (JPMorgan Chase & Co.), 0.300%, 4–7–11 (B)	975	975
New York – 3.0%		
NY Hsng Fin Agy, Related-Caroline Apartments Hsng Rev Bonds, Ser 2008A (Federal Home Loan Mortgage Corporation), 0.230%, 4–7–11 (B)	2,000	2,000
NYC Indl Dev Agy, Var Rate Demand Civic Fac Rfdg and Impvt Rev Bonds (Touro College Proj), Ser 2007 (JPMorgan Chase Bank, N.A.), 0.240%, 4–7–11 (B)	4,000	4,000
		6,000
Texas – 1.7%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (JPMorgan Chase & Co.), 0.250%, 4–7–11 (B)	2,000	2,000
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (Air Products and Chemicals, Inc.), 0.260%, 4–1–11 (B)	1,450	1,450
		3,450
Virginia – 0.5%		
Peninsula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Associates Proj), Ser 1987-A (U.S. Bank, N.A.), 0.260%, 4–5–11	1,000	1,000
Wisconsin – 2.1%		
Ladysmith, WI, Var Rate Demand Indl Dev Rev Bonds (Indeck Ladysmith, LLC Proj), Ser 2009A (Wells Fargo Bank, N.A.), 0.360%, 4–7–11 (B)	3,500	3,500
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (JPMorgan Chase Bank, N.A.), 0.240%, 4–7–11 (B)	770	770
		4,270

Ivy Money Market Fund (in thousands) MARCH 31, 2011

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Wyoming – 1.6%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bds (Chevron U.S.A. Inc. Proj), Ser 1992 (Chevron Corporation), 0.200%, 4–1–11 (B)	$3,250	$ 3,250
TOTAL MUNICIPAL OBLIGATIONS – 41.4%		**$ 83,417**
(Cost: $83,417)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
United States Government Agency Obligations		
Defeased Loan Trust 2010-2 (United States Government), 1.040%, 8–13–11	2,086	2,086
Overseas Private Investment Corporation (United States Government):		
0.230%, 4–7–11 (B)	1,980	1,980
0.230%, 4–7–11 (B)	1,833	1,833
0.230%, 4–7–11 (B)	1,825	1,825
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations), 0.560%, 4–15–11 (B)	1,723	1,723
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.7%		**$ 9,447**
(Cost: $9,447)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$201,896**
(Cost: $201,896)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		**(496)**
NET ASSETS – 100.0%		**$201,400**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at March 31, 2011.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets or the next demand date.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$109,032	$ —
Municipal Obligations	—	83,417	—
United States Government Agency Obligations	—	9,447	—
Total	$ —	$201,896	$ —

See Accompanying Notes to Financial Statements.

Ivy Municipal Bond Fund



Below, Bryan J. Bailey, CFA, portfolio manager of the Ivy Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund since August 2008 and previously was the manager of the Fund from June 2000 to March 2007. He has 22 years of industry experience.

Bryan J. Bailey

Fiscal Year Performance

For the 12 Months Ended March 31, 2011	
Ivy Municipal Bond Fund (Class A shares at net asset value)	1.89%
Benchmark(s) and/or Lipper Category	
Standard & Poor's/Investortools Main Municipal Bond Index (generally reflects the performance of securities representing the tax-exempt bond market)	1.46%
Lipper General Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.42%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The municipal bond market continues to wrestle with high levels of headline, interest rate, redemption and political risk, as well as increased levels of volatility. In spite of the dark clouds, the asset class successfully navigated these headwinds to post a positive total return for the fiscal year, with the credit quality of the market holding up remarkably well. The most recent report issued by Moody's Investors Service (February, 2010) titled *"U.S. Municipal Bond Defaults and Recoveries, 1970-2009"* shows that there were only 54 rated defaults during this 39-year period. As there were approximately 60,000 rated issues, the average cumulative default rate after 10 years of issuance amounted to 0.09 percent.

Admittedly, we have observed that there is pressure on some local, city, and county issuers, and we expect many states may continue to push their problems down to the local level. While we project cumulative default rates to pick up modestly in the future, we believe that the defaults will be concentrated in the high-yield sectors and local municipal issuers. Ironically, some of the top-performing bonds in the period were from sectors that were under siege from negative headlines, i.e. state general obligation bonds and incremental tax structures. Despite posting positive returns in the period, retail investors continue to be very wary of the asset class, for the reasons cited above. Given that the municipal market is approximately 70 percent retail and 30 percent institutional, this fear likely has caused a formidable obstacle to new cash flows into the Fund and the risk of Fund redemptions. The municipal yield curve remains quite steep by historical measures, and credit spreads are wider than historical averages.

A strong showing

The Fund comfortably outperformed both its peer group and benchmark during its fiscal year (before the effects of sales charges as compared to other Lipper General Municipal Debt Funds). With the municipal market seizing up as a result of aggressive de-leveraging and the re-pricing of credit beginning in the fourth quarter of 2008, we jumped at the opportunity to re-structure the portfolio, as many opportunities we viewed as attractive presented themselves. We aggressively increased the duration (interest rate sensitivity) of the Fund from an extremely defensive position to a slightly aggressive position (approximately 14 percent longer than the stated benchmark currently). We also increased exposure to lower-rated investment grade spread product (A-BBB ratings range), as spreads finally represented attractive compensation for bearing additional credit risk. We believe these portfolio adjustments made in fiscal year 2009 positioned the Fund appropriately for both fiscal year 2010 and fiscal year 2011.

Absolute performance was enhanced by increasing exposure to longer duration spread product, especially hospital and education revenue bonds. Avoiding the grossly underperforming high-yield tobacco sector was a contributing factor. As stated above, when the municipal market was seizing up in late 2008 and early 2009, we thought once-in-a-lifetime investment opportunities presented themselves. We felt that the significantly wider-than-historical spreads available represented great value. The Fund's ample liquid holdings put us in a very enviable position to seek to capitalize on many of these opportunities.

No compromise

Our unwillingness to deviate from an investment philosophy that has produced above-average three-, five- and 10-year performance numbers has enabled us to meaningfully increase portfolio exposure to the outperforming high-yield sector. Overweight positions in the underperforming airport and public power sectors also detracted from overall performance. The Fund seeks to provide above-average total returns to shareholders, with one of the lowest volatility measures in the industry. We will not compromise our investment principles. We believe that investors should buy the Fund to stay rich, not to get rich. Therefore, we are not willing to take excessive risks in an effort to produce out-sized returns. Preservation of capital is an important consideration in our efforts.

Challenges remain

While the aggressive monetary and fiscal stimulus efforts have stabilized the economy, we remain concerned that the positive impacts of these programs may be reversed to some degree when the stimulus is removed. There may also be unintended consequences as a result of these unorthodox measures. There is a possible risk that the unemployment rate may stay stubbornly high as state, local and municipal entities utilize additional layoffs as a means to improve their fiscal positions and balance their budgets. A persistently slow recovery in the housing market could pose a headwind to labor force mobility and robust consumption. This continues to be a very difficult period, and we believe that additional cuts to programs and services, as well as pension reform measures, will need to be made at the state and local level in order to balance budgets and mend fiscal imbalances that have built up over many years of imprudent behavior. Fiscal austerity will continue to be a major focus on the state and local level, and we expect headline risk to be a part of the new normal for the asset class. We think that long-term interest rates had reached unreasonably low levels in the last decade as a result of easy money and an extensive use of leverage. Also contributing to low interest rates was Federal Reserve intervention and unconventional use of its balance sheet. We believe these low-rate levels are not sustainable in the long run. Add to this additional issuance from the Treasury to fund deficit spending and other programs on the President's agenda that will require funding, and the long-run market clearing path for interest rates is probably up, and not down. We are concerned that a depreciating dollar might, at some point, dissuade foreigners from supporting our Treasury market, as well as other fixed-income markets, although this is not apparent as of yet. A weak dollar may also eventually result in inflation moving significantly above the Fed's comfort zone. As usual, any meaningful recovery in equity markets could put pressure on bonds, as investors choose to re-allocate from fixed-income investments to equities. A spike in issuance in this environment could prove to be very problematic. However, we recognize that interest rates have already backed up modestly from the low levels observed last fall. We believe that continued upheaval in the Middle East, Japan's crisis and continued problems in Europe should keep a bid in the Treasury market, therefore influencing municipal rates to some degree, and balancing the argument that rates will be increasing in the short run. We will remain proactive and vigilant in assessing any risk to the Fund from a change in inflation expectations, as monetary policy continues to be extraordinarily acommodative. We do not think that inflation is on the immediate horizon, but if it materializes, it could put upward pressure on long-term interest rates.

A slightly aggressive posture

Because we feel that any serious inflation risk is not on the immediate horizon, and noting that interest rates have already risen modestly from record low levels, we believe that a slightly aggressive stance on interest rates is warranted, and we are a little more willing to increase the Fund's exposure to interest-rate risk. The primary factors driving our decision are the steep slope of the municipal yield curve, a commitment to essentially a zero interest rate policy for the foreseeable future by the Federal Reserve and the possibility that Build America Bonds (BAB) legislation may be resurrected in the future. Going forward, we expect to actively seek relative value opportunities between sectors, states and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross-market technical factors. We will continue to search for trading opportunities to exploit in the high-yield space. We believe that the Fund is well positioned relative to its peers entering the second quarter of 2011. The Fund's objective remains the same — to provide income that is not subject to Federal income taxes while maximizing tax-free total return. To achieve that objective, we plan to continue investing in short-, intermediate- and longer-term investment grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal Bond Fund.

Ivy Municipal Bond Fund

Asset Allocation

Bonds	**97.8%**
Municipal Bonds	97.8%
Cash and Cash Equivalents	**2.2%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	35/259	14
3 Year	26/229	12
5 Year	22/201	11
10 Year	26/169	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**91.3%**
AAA	5.9%
AA	31.6%
A	32.7%
BBB	21.1%
Non-Investment Grade	**6.5%**
Non-rated	6.5%
Cash and Cash Equivalents	**2.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Municipal Bond Fund



	Ivy Municipal Bond Fund, Class A Shares[1]	$14,531
	Standard & Poor's/Investortools Main Municipal Bond Index	$15,736
	Lipper General Municipal Debt Funds Universe Average	$14,217

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class I	Class Y[3]
1-year period ended 3-31-11	-2.44%	-2.83%	1.12%	2.10%	1.90%
5-year period ended 3-31-11	2.79%	2.68%	2.88%	—	2.69%
10-year period ended 3-31-11	3.81%	3.37%	3.41%	—	3.67%
Since inception of Class[4] through 3-31-11	—	—	—	3.13%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.*

(3) The return shown for Class Y is hypothetical, because there were no shares or assets for the period from September 24, 2008 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(4) 11-4-09 for Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Municipal Bond Fund (in thousands)

MUNICIPAL BONDS	Principal	Value
Alabama – 2.4%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	$ 500	$ 546
The Spl Care Fac Fin Auth of Birmingham - Children's Hosp, Hlth Care Fac Rev Bonds, Children's Hosp, Ser 2009, 6.000%, 6–1–39	750	773
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1–1–34	750	742
		2,061
Arizona – 1.4%		
Bullhead City, AZ, Bullhead Parkway Impvt Dist, Impvt Bonds, 6.100%, 1–1–13	175	177
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	500	554
Univ Med Ctr Corp (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39	500	517
		1,248
California – 9.8%		
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	500	469
CA Muni Fin Auth, Cmnty Hosp of Cent CA Obligated Group Cert of Participation, 5.500%, 2–1–39	460	374
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	415	431
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37	500	413
CA Various Purp GO Bonds:		
5.000%, 2–1–22	495	503
5.250%, 10–1–29	500	503
6.500%, 4–1–33	1,000	1,081
6.000%, 11–1–39	500	510
Cnty of Sacramento, Arpt Sys Sub and PFC/ Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25	500	520
Golden State Tob Securitization Corp, Enhanced Tob Settlement Asset-Bkd Bonds, Ser 2003B, 5.000%, 6–1–43	1,000	1,086
Golden State Tob Securitization Corp, Tob Settlement Asset-Bkd Bonds, Ser 2003A-1, 6.750%, 6–1–39	200	225
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009 F, 5.000%, 1–1–34	500	467
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Participation, 6.750%, 11–1–39	250	241
Redev Agy for the Cnty of Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20	570	549

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, GO Bonds, Ser 2004A, 5.500%, 8–1–29	$ 200	$ 229
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	500	545
Trustees of the CA State Univ Systemwide Rev Bonds, Ser 2002A, 5.500%, 11–1–15	250	265
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31 (A)	150	38
		8,449
Colorado – 5.4%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Participation, Ser 2008, 5.000%, 12–1–25	500	506
City and Cnty of Broomfield, CO, Rfdg Cert of Participation, Ser 2010, 5.000%, 12–1–23	1,000	1,054
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	475	435
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A, 5.500%, 11–1–29	425	436
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bds, Ser 2010, 5.625%, 12–1–40	500	450
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	500	553
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30	500	473
Regional Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	750	750
		4,657
Connecticut – 0.5%		
Capital City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22	370	401
District Of Columbia – 2.3%		
DC GO Rfdg Bonds, Ser 2008F, 5.000%, 6–1–19	1,000	1,096
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	500	506
Metro Washington Arpt Auth, Dulles Toll Road, Second Sr Lien, Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (A)	500	357
		1,959

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2011

MUNICIPAL BONDS (Continued)	Principal	Value
Florida – 8.9%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39	$500	$ 530
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	500	486
Citizens Ppty Insurance Corp, Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	400	418
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	555	668
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	600	809
Jacksonville, FL Better Jacksonville Sales Tax Rev Bonds, Ser 2003, 5.250%, 10–1–19	250	261
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	500	478
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	385	361
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	500	505
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	500	550
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B, 5.250%, 10–1–22	500	559
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C, 5.000%, 10–1–17	500	551
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	500	502
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20	500	547
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	500	444
		7,669
Georgia – 1.2%		
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	500	490
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20	500	559
		1,049
Illinois – 2.4%		
Belleville, IL, Tax Increment Rfdg Rev Bonds (Frank Scott Parkway Redev Proj), Ser 2007A:		
5.000%, 5–1–26	230	178
5.700%, 5–1–36	250	193

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Chicago GO Bonds, Proj and Rfdg, Ser 2004A, 5.250%, 1–1–21	$ 250	$ 254
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	500	486
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19	500	561
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb, L.L.C. - Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	395	410
		2,082
Indiana – 3.7%		
Ball State Univ Board of Trustees, Ball State Univ Student Fee Bonds, Ser K, 5.750%, 7–1–18	500	520
East Chicago Elementary Sch Bldg Corp (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16	190	191
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	500	503
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac - Phase II), Ser 2008C, 5.000%, 7–1–17	500	548
IN Hlth and Edu Fac Fin Auth, Hosp Rev Bonds (Cmnty Fndtn of NW IN Oblig Group), Ser 2007, 5.500%, 3–1–37	250	219
Mt. Vernon Sch Bldg Corp of Hancock Cnty, IN, First Mtg Bonds, Ser 2007, 5.250%, 1–15–32	500	505
New Albany-Floyd Cnty Sch Bldg Corp, First Mtg Bonds, Ser 2002, 5.750%, 7–15–17	675	720
		3,206
Iowa – 1.2%		
Altoona, IA Annual Appropriation Urban Renewal Tax Increment Rev Bonds, Ser 2008, 6.000%, 6–1–34	1,000	1,010
Kansas – 1.0%		
Arkansas City, KS Pub Bldg Commission, Rev Bonds (South Cent KS Regional Med Ctr), Ser 2009, 7.000%, 9–1–38	500	520
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003A-2, 5.650%, 6–1–35	105	109
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B - Major Multi-Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21 (A)	400	215
		844

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2011

MUNICIPAL BONDS (Continued)	Principal	Value
Kentucky – 3.1%		
Cmnwlth of KY, State Ppty and Bldg Commission, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19	$ 500	$ 567
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6–1–21	500	489
6.500%, 3–1–45	350	326
Louisville Regional Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7–1–28	500	487
Ohio, KY, Pollutn Ctl Rfdg Rev Bonds (Big Rivers Elec Corp Proj), Ser 2010A, 6.000%, 7–15–31	500	477
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7–1–16	330	371
		2,717
Louisiana – 2.4%		
LA Local Govt Environmental Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	500	473
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23	500	549
Regional Transit Auth (New Orleans, LA), Sales Tax Rev Bonds, Ser 2010, 5.000%, 12–1–22	1,000	1,066
		2,088
Maryland – 1.1%		
MD Econ Dev Corp, Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9–1–22	500	563
MD Trans Auth, Arpt Prkg Rev Bonds (Baltimore/Washington Intl Arpt Proj), Ser 2002B, 5.375%, 3–1–15	405	419
		982
Massachusetts – 1.7%		
MA Dev Fin Agy, Rev Bonds, Foxborough Regional Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	500	486
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	445	461
MA Port Auth, PFC Rev Rfdg Bonds, Ser 2010-E, 5.000%, 7–1–15	500	536
		1,483
Michigan – 1.8%		
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5–15–26	500	494
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	250	230

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA, 0.000%, 10–15–22 (A)	$1,000	$ 525
State Bldg Auth, MI, 2008 Rev and Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10–15–18	305	321
		1,570
Minnesota – 1.6%		
Minneapolis-St. Paul Metro Arpt Commission, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	500	516
Perham, MN GO Disp Sys Rev Bonds, Ser 2001, 6.000%, 5–1–22	500	492
Victoria, MN, Private Sch Fac Rev Bonds (Holy Fam Catholic High Sch Proj), Ser 1999A, 5.600%, 9–1–19	400	378
		1,386
Mississippi – 0.9%		
The Univ of Southn MS, S.M. Edu Bldg Corp, Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9–1–36	750	759
Missouri – 4.5%		
Belton, MO, Tax Increment Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	200	184
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	175	127
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	500	483
Indl Dev Auth of Grundy Cnty, MO, Hlth Fac Rev Bonds (Wright Mem Hosp), Ser 2009, 6.750%, 9–1–34	100	96
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	200	195
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Branson Landing Proj), Ser 2004A, 5.250%, 12–1–19	65	67
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Independence, MO - Events Ctr Proj), Ser 2009A, 6.625%, 4–1–33	580	597
Platte Cnty R-III Sch Dist Bldg Corp, Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3–1–28	340	350
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Participation, Ser 2009, 6.750%, 6–15–35	500	506
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24	500	502
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	250	230

Ivy Municipal Bond Fund *(in thousands)* MARCH 31, 2011

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4–1–18	$100	$ 104
The Indl Dev Auth of the Cnty of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9–1–28	500	437
		3,878
Nevada – 1.0%		
Las Vegas Redev Agy, NV, Tax Increment Rev Bonds, Ser 2009A, 8.000%, 6–15–30	500	558
Overton Power District No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 6.500%, 12–1–18	290	321
		879
New Hampshire – 0.9%		
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRGHlthcare Issue, Ser 2009, 7.000%, 4–1–38	250	278
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38	470	471
		749
New Jersey – 3.0%		
NJ Econ Dev Auth Rev Bonds (Provident Group-Montclair Ppty L.L.C. - Monclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	350	327
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2005O, 5.125%, 3–1–30	250	249
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	500	488
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B-2, 5.000%, 12–15–16	500	539
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2010E, 5.250%, 12–15–23	500	509
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	435	468
		2,580
New Mexico – 0.7%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D, 6.000%, 1–1–37	70	75
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2, 5.250%, 7–1–30	495	498
		573
New York – 2.6%		
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (A)	500	228
0.000%, 3–1–26 (A)	500	213
0.000%, 3–1–27 (A)	500	199

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Twenty-Seventh Ser, 5.500%, 12–15–14	$500	$ 530
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser, 5.750%, 11–1–30	500	526
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	105	105
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	485	481
		2,282
North Carolina – 1.6%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19	250	274
NC Med Care Commission, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E-2, 6.000%, 12–1–36	500	543
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (A)	500	99
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34	500	510
		1,426
Ohio – 1.6%		
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	500	490
OH Major New State Infrastructure Proj Rev Bonds, Ser 2008-I, 6.000%, 6–15–17	395	467
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund - Midwest Terminals Proj), Ser 2007C, 6.000%, 11–15–27	470	422
		1,379
Oklahoma – 2.0%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	500	513
Grand River Dam Auth, Rev Bonds, Ser 2008A, 5.000%, 6–1–18	905	1,022
Tulsa Pub Fac Auth, Assembly Ctr Lease Payment Rev Bonds, Rfdg Ser 1985, 6.600%, 7–1–14	205	223
		1,758
Oregon – 0.3%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35	250	248

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2011

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania – 3.9%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1–1–17	$ 250	$ 255
Dauphin Cnty General Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36	350	336
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	500	449
PA Tpk Commission, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	250	245
PA Tpk Commission, Tpk Sub Rev Bonds, Ser 2010 B-2, 0.000%, 12–1–28 (A)	1,500	1,154
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A, 5.250%, 12–15–24	445	457
The Sch Dist of Philadelphia, PA, GO Bonds, Ser 2002A, 5.500%, 2–1–18	500	521
		3,417
Puerto Rico – 2.9%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	750	758
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	500	470
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser DDD, 5.000%, 7–1–21	1,000	1,002
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (A)	500	321
		2,551
Rhode Island – 0.6%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2009A, 6.250%, 12–1–27	500	512
South Carolina – 0.3%		
Tob Settlement Rev Mgmt Auth, 5% Tob Settlement Asset-Bkd Rfdg Bonds, Ser 2008, 5.000%, 6–1–18	245	245
Tennessee – 0.6%		
The Hlth, Edu and Hsng Fac Board of the Cnty of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18	500	526
Texas – 10.0%		
Arlington, TX Spl Tax Rev Bonds, Ser 2008, 5.000%, 8–15–18	300	334
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	250	239
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3–15–19	355	399
Texas (Continued)		
Cass Cnty Indl Dev Corp, Envirnmt Impvt, Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	$ 500	$ 616
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3–1–17	500	559
Harris Cnty Cultural Edu Fac Fin Corp, Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11–15–16	200	210
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–33	500	430
Howard Cnty, TX GO Bonds, Ser 2008, 4.650%, 2–15–24	505	490
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 5.750%, 5–15–23	500	548
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	500	432
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 5.625%, 12–1–17	505	502
North TX Twy Auth, Sys Rev Rfdg Bonds (First Tier Current Interest Bonds), Ser 2008A, 6.000%, 1–1–25	500	526
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (A)	1,000	308
Pflugerville Independent Sch Dist (Travis Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2001, 5.500%, 8–15–19	250	255
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2–15–20	500	553
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp - Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	500	443
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27	250	217
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	325	354
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	500	506
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infrastructure Group LLC IH-635 Managed Lanes Proj), Ser 2010, 7.500%, 6–30–33	750	797
		8,718
Vermont – 0.2%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27, 5.500%, 11–1–37	140	143

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2011

MUNICIPAL BONDS (Continued)	Principal	Value
Virgin Islands – 1.6%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note - Cruzan Proj), Ser 2009A, 6.000%, 10–1–39	$ 500	$ 482
VI Pub Fin Auth, Subordinated Rev Bonds (VI Matching Fund Loan Note - Diageo Proj), Ser 2009A, 5.000%, 10–1–25	1,000	932
		1,414
Virginia – 1.5%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	500	545
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E, 5.500%, 7–1–20	490	507
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8–1–22	250	280
		1,332
Washington – 1.9%		
Pub Util Dist No. 1, Pend Oreille Cnty, WA, Box Canyon Production Sys Rev Bonds, Ser 2010, 5.750%, 1–1–41	750	739
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svcs), Ser 2009A, 6.500%, 11–15–33	500	514
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctrs), Ser 2007C, 5.500%, 8–15–36	500	428
		1,681
West Virginia – 0.6%		
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Obligated Group), Ser 2009C, 5.500%, 6–1–39	500	477
Wisconsin – 1.8%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12–1–19	$1,000	$ 1,019
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	500	518
		1,537
Wyoming – 0.9%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004, 5.750%, 6–1–34	300	254
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1–1–23	500	516
		770
TOTAL MUNICIPAL BONDS – 97.8%		**$84,695**
(Cost: $83,655)		

SHORT–TERM SECURITIES – 0.9%	Principal	Value
Commercial Paper (B)		
Sonoco Products Co., 0.000%, 4–1–11	777	**$ 777**
(Cost: $777)		
TOTAL INVESTMENT SECURITIES – 98.7%		**$85,472**
(Cost: $84,432)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		**1,106**
NET ASSETS – 100.0%		**$86,578**

Notes to Schedule of Investments

(A)Zero coupon bond.

(B)Rate shown is the yield to maturity at March 31, 2011.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$84,695	$ —
Short-Term Securities	—	777	—
Total	$ —	$85,472	$ —

See Accompanying Notes to Financial Statements.

Ivy Municipal High Income Fund



Below, Michael J. Walls, portfolio manager of the Ivy Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Walls has managed the Fund since May 2009 and has 13 years of industry experience.

Michael J. Walls

Fiscal Year Performance

For the 12 Months Ended March 31, 2011	
Ivy Municipal High Income Fund (Class A shares at net asset value)	2.71%
Benchmark(s) and/or Lipper Category	
Barclays Capital Municipal High Yield Index (generally reflects the performance of securities representing the high-yield municipal bond market)	3.28%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.17%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Strong demand, little supply impacted performance

Historically large amounts of cash flowing into the municipal bond sector in conjunction with attractive yields resulted in strong demand from retail and traditional municipal buyers. These buyers, along with very little supply, allowed municipals — and in particular high-yield municipals — to outperform most other asset classes throughout much of 2010. In the final quarter of 2010, that trend quickly reversed, resulting in the largest outflows of cash from municipal bond funds in history. Although yields in the high-yield market still appear attractive on a relative basis, cash withdrawals from mutual funds caused forced selling, which resulted in lower bond prices.

We believe this selloff can be traced to several factors. First, with the Republicans taking the House of Representatives, it became clear that the Build America Bond program would not be extended into 2011. This caused investors to liquidate, as they became concerned over the amount of bonds that would need to be sold in 2011. The second economic factor for the weakness in municipal debt was the strong selloff in the Treasury market after the Federal Reserve announced Quantitative Easing II (QEII). The Treasury market had been strong as investors bought Treasuries prior to the Fed's announcement; clearly the market was not impressed with the size of the Fed's asset purchase program. Other concerns that caused downward pressure on prices were continued headlines concerning the dire straits of municipalities. These headlines likely will continue in the short term, but we feel very strongly that defaults in the municipal market will remain at historically low levels.

Credit selection is paramount

While we believe duration management is important for a bond fund, credit selection is paramount when building a high-yield municipal bond fund. Since our last annual report to you, we have been very active buyers in the new-issue, high-yield market. Many of the deals we purchased rallied throughout 2010 and into 2011. We also increased exposure in what are typically the higher-yielding sectors. Examples would be corporate names that can issue debt in the tax-exempt markets. These names have positively enhanced the Fund's performance.

Compared to the Barclay's Capital Municipal High Yield Index, the Fund's holdings in airlines and being underweight in high-yield tobacco helped relative performance (before the effects of sales charges). The index reflected a negative return in the high-yield tobacco sector of more than 24 percent over the last 12 months, while the high-yield airline sector was up more than 7.7 percent over that same time period. While the Fund performed well in these sectors, the Fund's performance was lower than the index. This comparison, however, does not take into consideration that the index is unmanaged and does not incur expenses.

Longer maturities detracted

Our preference for shorter-maturity bonds helped absolute performance. Longer maturity high-yield bonds underperformed the last 12 months versus their shorter-maturity counterparts within the Barclays Capital Municipal High Yield Index. The five-, 10- and 20-year maturity part of the Index was up 6.69 percent, 4.72 percent and 3.43 percent, respectively, while the 30-year maturity part was up a more subdued 1.28 percent.

Since our last annual report to you, we have continued to find value in lower-credit-quality bonds, while keeping our duration neutral versus the high-yield index. We have been, and will continue to be, defensive in the short-term by maintaining more than 70 percent of the fund in 6 percent coupon bonds or higher. We will continue to purchase deals in the new-issue and secondary market as opportunities present themselves.

A strengthening economy

In the near term, we believe stabilized fund flows will allow bond prices to remain stable. With the economy strengthening more than many economists predicted, we believe that spreads can and will continue to tighten. We also believe the level of new issuance has been overstated as many states used the taxable Build America Bond market to finance projects multiple years in the future. We have seen continued improvement in most states tax receipts for many consecutive months and are confident this will continue in the future as the economy gains steam. Going forward, we believe there will be continued headline risk. However, we believe these issues are isolated and not systemic to the municipal market. We intend to be fully invested while maintaining diversification across sectors and geographic regions.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may include a significant portion of investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal High Income Fund.

Ivy Municipal High Income Fund

Asset Allocation

Bonds	**93.1%**
Municipal Bonds	93.1%
Cash and Cash Equivalents	**6.9%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	7/124	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**42.6%**
AAA	0.1%
AA	2.7%
A	9.8%
BBB	30.0%
Non-Investment Grade	**50.5%**
BB	6.2%
B	3.1%
CCC	1.0%
Non-rated	40.2%
Cash and Cash Equivalents	**6.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Municipal High Income Fund

(UNAUDITED)



$20,000
$10,000
$0
Ivy Municipal High Income Fund, Class A Shares(1) $11,846
Barclays Capital Municipal High Yield Index(2) $12,180
Lipper High Yield Municipal Debt Funds Universe Average(2) $11,572
5-18 2009
6-30 2009
9-30 2009
12-31 2009
3-31 2010
3-31 2011

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of May 31, 2009.

Average Annual Total Return(3)	Class A	Class B	Class C	Class I	Class Y(4)
1-year period ended 3-31-11	-1.65%	-2.05%	1.91%	2.98%	2.73%
5-year period ended 3-31-11	—	—	—	4.21%	—
10-year period ended 3-31-11	—	—	—	5.09%	—
Since inception of Class(5) through 3-31-11	9.49%	9.18%	11.14%	—	11.36%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(5)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Class Y shares of Waddell & Reed Advisors Municipal High Income Fund were reorganized as the Class I shares of Ivy Municipal High Income Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Municipal High Income Fund. If those expenses were reflected, performance shown would differ.

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2011

MUNICIPAL BONDS	Principal	Value
Alabama – 1.7%		
MI Fin Auth, Sr Edu Fac Rev Bonds, St. Catherine of Siena Academy Proj, Ser 2010A, 6.450%, 2–20–12	$ 2,500	$ 2,510
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A, 6.500%, 1–1–27	2,500	2,343
The Indl Dev Auth of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010D, 6.500%, 5–15–15	1,000	998
		5,851
Arizona – 4.2%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 1.013%, 1–1–37 (A)	10,000	6,463
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008:		
7.500%, 5–1–19	1,015	1,103
8.000%, 5–1–25	2,000	2,177
Indl Dev Auth of Yavapai, Edu Rev Bonds, AZ Agribusiness and Equine Cntr, Inc. Proj, Ser 2011, 7.875%, 3–1–42	3,500	3,523
The Indl Dev Auth of the Cnty of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,315	1,167
The Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	500	422
		14,855
Arkansas – 0.1%		
Pub Fac Brd of Benton Cnty, AR, Charter Sch Lease Rev Bonds (BCCSO Proj), Ser 2010A, 6.000%, 6–1–40	500	472
California – 8.0%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7–1–39	4,000	3,797
Anaheim Cmnty Facs Dist No. 08–1 (Platinum Triangle), Spl Tax Bonds, Ser 2010, 6.250%, 9–1–40	2,925	2,587
CA Muni Fin Auth (Literacy First Proj), Charter Sch Lease Rev Bonds, Ser 2010B, 6.000%, 9–1–30	1,085	950
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,150	846
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	1,505	1,652
CA Statewide Cmnty Dev Auth, Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	150	155
California (Continued)		
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	$ 250	$ 229
6.350%, 7–1–46	250	238
CA Various Purp GO Bonds:		
6.000%, 4–1–35	250	257
6.000%, 11–1–39	500	510
Cert of Participation, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9–15–40	1,500	1,402
Cmnty Fac Dist No. 15 (Mission Ranch) of Riverside Unif Sch Dist, Spl Tax Bonds (Impvt Area No. 3), Ser 2009A:		
6.500%, 9–1–29	360	351
6.750%, 9–1–39	70	68
Cmnty Fac Dist No. 2009–1 of Chino, 2010 Spl Tax Bonds, 6.750%, 9–1–40	1,800	1,727
Cmnty Redev Agy of Hawthorne, Cmnty Fac Dist No. 1999–1 (Gateway Ctr), 2010 Spl Tax Rfdg Bonds, 6.125%, 10–1–25	2,200	2,229
Golden State Tob Sec Corp, Tob Settlement Asset–Bkd Bonds, Ser 2007A–1, 5.125%, 6–1–47	1,000	601
Inland Empire Tob Securitization Auth, Tob Settlement Asset-Bkd Bonds (Inland Empire Tob Securitization Corp), Ser 2007, 4.625%, 6–1–21	1,765	1,359
Lompoc Redev Agy (Santa Barbara Cnty, CA), Old Town Lompoc Redev Proj, Tax Alloc Bonds, Ser 2010:		
5.750%, 9–1–29	225	199
5.750%, 9–1–31	365	320
6.000%, 9–1–39	1,000	865
Palomar Pomerado Hlth, 6.000%, 11–1–41	3,000	2,544
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Participation:		
6.625%, 11–1–29	200	197
6.750%, 11–1–39	1,100	1,060
Redev Agy for the Cnty of Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	1,500	1,400
Redev Agy of Hollister, Cmnty Dev Proj Tax Alloc Bonds (Cnty of San Benito, CA), Ser 2009:		
6.750%, 10–1–29	75	76
7.000%, 10–1–32	510	527
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds, 8.000%, 8–1–38	100	109
San Diego Cnty Regional Arpt Auth, Sub Arpt Rev Bonds, Ser 2010A, 5.000%, 7–1–21	2,000	2,095
		28,350
Colorado – 5.6%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10–1–40	2,500	2,371

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2011

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Church Ranch Metro Dist, Westminster, CO, GO Ltd Tax Bonds, Ser 2003, 6.000%, 12–1–33	$1,160	$ 936
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	85	95
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	230	247
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	1,000	916
CO Hlth Fac Auth (Christian Living Cmnty – Clermont Park Proj), Rev Bonds, Ser 2009A:		
7.250%, 1–1–19	100	103
9.000%, 1–1–34	30	32
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty Proj), Ser 2006A, 5.750%, 1–1–37	350	290
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11–15–40	1,250	1,155
Denver Hlth and Hosp Auth, Ser 2009A, 6.250%, 12–1–33	925	886
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	2,345	2,182
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	1,000	944
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax GO Bonds, Ser 2007, 5.500%, 12–15–27	4,660	3,800
Regional Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,000
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Bonds, Ser 2006, 5.750%, 12–1–36	344	254
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	2,144	1,610
Tallyn's Reach Metro Dist No. 3 (Aurora, CO), GO Bonds, Ser 2004, 6.625%, 12–1–23	500	512
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	550	504
		19,837
Connecticut – 0.6%		
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	110	110
Harbor Point Infrastructure Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	2,000	2,062
		2,172

MUNICIPAL BONDS (Continued)	Principal	Value
District Of Columbia – 0.2%		
Metro WA Arpts Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10–1–44 (B)	$1,000	$ 561
Florida – 2.4%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	585	576
6.750%, 11–1–39	1,390	1,352
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A, 6.000%, 9–15–30	2,750	2,369
FL Hurricane Catastrophe Fund Fin Corp, Rev Bonds, Ser 2010A, 5.000%, 7–1–15	1,000	1,072
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	350	473
Miami–Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–25	1,000	1,009
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 6.000%, 8–1–45	1,800	1,609
		8,460
Georgia – 0.3%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	500	465
Dev Auth of Clayton Cnty, GA, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2009A, 8.750%, 6–1–29	400	438
		903
Guam – 1.5%		
Cert of Participation (John F. Kennedy High Sch Proj), Dept of Edu, GU, 6.625%, 12–1–30	1,400	1,308
Cert of Participation (John F. Kennedy High Sch Proj), Dept of Edu, GU, Ser 2010A, 6.875%, 12–1–40	1,500	1,402
Govt of GU, GO Bonds, Ser 1993A, 5.400%, 11–15–18	2,000	1,941
Govt of GU, GO Bonds, Ser 2009A:		
5.750%, 11–15–14	105	108
7.000%, 11–15–39	450	466
		5,225
Hawaii – 0.3%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 8.750%, 11–15–29	450	504
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009C–2, 6.400%, 11–15–14	500	501
		1,005

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2011

MUNICIPAL BONDS (Continued)	Principal	Value
Idaho – 0.4%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7–1–40	$1,000	$ 912
6.250%, 7–1–45	550	497
		1,409
Illinois – 7.6%		
Belleville, IL, Tax Increment Rfdg Rev Bonds (Frank Scott Parkway Redev Proj), Ser 2007A:		
5.000%, 5–1–26	25	19
5.700%, 5–1–36	410	318
Bourbonnais, IL, Indl Proj Rev Bonds (Oliver Nazarene Univ Proj), Ser 2010, 6.000%, 11–1–35	1,500	1,520
Cert of Participation, Metra Market of Chicago, L.L.C. Redev Proj, Ser A, 6.870%, 2–15–24	1,600	1,627
Chicago Midway Arpt, Second Lien Rev Bonds, Ser 2010B, 5.000%, 1–1–34	1,500	1,603
Chicago Recovery Zone Fac Rev Bonds (Asphalt Operating Svc of Chicago Proj), Ser 2010, 6.125%, 12–1–18	2,500	2,475
Fairview Heights, IL, Tax Increment Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	490	495
IL Fin Auth (Greenfields of Geneva Proj), Rev Bonds, Ser 2010C–3, 6.250%, 2–15–16	3,000	2,907
IL Fin Auth, Recovery Zone Fac Rev Bonds (Navistar Intl Corp Proj), Ser 2010, 6.500%, 10–15–40	2,000	1,984
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010D–3, 6.000%, 5–15–17	4,000	3,958
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	1,175	1,166
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A, 5.875%, 2–15–38	1,400	1,185
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009C, 6.625%, 11–1–39	250	256
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38	65	69
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	500	499
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Ad Valorem Tax Bonds, Ser 2010, 7.500%, 3–1–32	1,500	1,436
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	980	971
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	680	696

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11–15–40	$1,100	$ 1,014
7.375%, 11–15–45	1,500	1,382
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (B)	1,840	1,315
		26,895
Indiana – 2.7%		
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	10	10
Hendricks Cnty, IN Redev Dist, Tax Increment Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	235	240
IN Fin Auth, Edu Fac Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A, 9.000%, 7–1–39	1,075	1,213
Lake Station 2008 Bldg Corp, Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	3,170	3,206
Rockport, IN, Pollutn Ctrl Rev Rfdg Bonds (IN MI Power Co Proj), Ser 2009A, 6.250%, 6–1–25	1,000	1,084
Whitestown, IN, Econ Dev Tax Increment Rev Bonds (Perry Industrial Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	2,000	1,911
Whiting IN, Redev Dist Tax Increment Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1–15–27	450	382
Whiting, IN, Redev Dist Tax Increment Rev Bonds of 2010 (Lakefront Dev Proj), 6.750%, 1–15–32	1,430	1,354
		9,400
Iowa – 0.1%		
Coralville, IA (Coralville Marriott Hotel and Convention Ctr), Cert of Participation in Base Lease Payments, Ser 2006D, 5.250%, 6–1–26	500	503
Kansas – 2.0%		
Arkansas City, KS Pub Bldg Commission, Rev Bonds (South Cent KS Regional Med Ctr), Ser 2009, 7.000%, 9–1–38	500	521
Lawrence, KS (The Bowersock Mills & Power Co Hydroelectric Proj) Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	4,000	4,000
Olathe, KS, Spl Oblig Tax Increment Rev Bonds (West Vlg Ctr Proj), Ser 2007:		
5.450%, 9–1–22	500	320
5.500%, 9–1–26	500	315
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38	1,700	1,404

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B – Major Multi–Sport Athletic Complex Proj), Ser 2010B,		
0.000%, 6–1–21 (B)	$1,100	$ 590
		7,150
Kentucky – 1.8%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	2,500	2,345
6.500%, 3–1–45	500	465
Murray, KY, Hosp Fac Rev Bonds (Murray–Calloway Cnty Pub Hosp Corp Proj), Ser 2010,		
6.375%, 8–1–40	2,000	1,806
Ohio, KY, Pollutn Ctl Rfdg Rev Bonds (Big Rivers Elec Corp Proj), Ser 2010A,		
6.000%, 7–15–31	2,000	1,908
		6,524
Louisiana – 1.3%		
LA Local Govt Envirnmt, Fac and Comm Dev Auth, Rev Bonds (Westlake Chemical Corp Projs), Ser 2010A–2 (Ike Zone),		
6.500%, 11–1–35	4,000	3,990
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A,		
6.500%, 1–1–40	745	750
		4,740
Maine – 0.1%		
Portland, ME, Gen Arpt Rev Bonds, Ser 2010,		
5.000%, 1–1–30	500	484
Maryland – 0.9%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B,		
5.750%, 6–1–35	500	465
MD Econ Dev Corp, Port Fac Rfdg Rev Bonds (CNX Marine Terminals Inc. Port of Baltimore Fac), Ser 2010,		
5.750%, 9–1–25	3,000	2,802
		3,267
Massachusetts – 0.1%		
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009A,		
7.875%, 6–1–44	200	197
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009C–2,		
6.250%, 6–1–14	90	90
		287
Michigan – 5.9%		
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2001(C–1),		
7.000%, 7–1–27	1,000	1,123
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B),		
7.500%, 7–1–33	500	572

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Detroit, MI, GO Bonds, Ser 2004–A(1),		
5.250%, 4–1–23	$1,420	$ 1,149
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	350	337
7.500%, 7–1–39	2,000	1,927
Garden City Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Garden City Hosp Oblig Group), Ser 2007A,		
4.875%, 8–15–27	250	180
MI Fin Auth, Public Sch Academy Ltd Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A,		
6.125%, 9–1–40	4,535	3,903
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A,		
8.500%, 10–1–45	3,000	3,161
MI Fin Auth, State Aid Rev Notes, Sch Dist of Detroit, Ser 2001A–1,		
8.000%, 10–1–30	2,480	2,577
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V:		
8.000%, 9–1–29	55	62
8.250%, 9–1–39	4,750	5,366
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W,		
6.000%, 8–1–39	150	141
The Econ Dev Corp of Dearborn, MI, Ltd Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11–15–18	250	239
7.000%, 11–15–38	150	131
		20,868
Minnesota – 0.7%		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Services), Ser 2008B,		
6.500%, 11–15–38	2,350	2,482
Missouri – 8.6%		
Arnold, MO, Real Ppty Tax Increments Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A,		
7.750%, 5–1–28	655	689
Belton, MO, Tax Increment Rev Bonds (Belton Town Centre Proj), Ser 2004:		
6.000%, 3–1–19	1,000	947
6.250%, 3–1–24	100	92
Belton, MO, Tax Increment Rev Bonds (Belton Town Centre Proj), Ser 2006,		
5.625%, 3–1–25	520	446
Broadway–Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A,		
6.125%, 12–1–36	200	145
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.500%, 10–1–31	365	264
5.550%, 10–1–36	325	229

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A:		
6.500%, 10–1–30	$1,000	$ 989
6.500%, 10–1–35	1,000	982
Jennings, MO, Tax Increment and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006,		
5.000%, 11–1–23	2,360	2,027
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
6.000%, 4–1–18	1,170	1,116
7.000%, 4–1–28	335	303
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B,		
7.000%, 9–1–35	1,000	946
Liberty, MO Tax Increment Rev Bonds (Liberty Triangle Proj), Ser 2007,		
5.500%, 10–1–22	205	174
Manchester, MO, Tax Increment and Trans Rfdg Rev Bonds (Highway 141/Manchester Road Proj), Ser 2010,		
6.875%, 11–1–39	3,000	2,928
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010,		
5.400%, 5–1–35	1,500	1,347
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007,		
4.500%, 11–1–27	225	192
St. Louis Muni Fin Corp, Compound Interest Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A:		
0.000%, 7–15–36 (B)	750	139
0.000%, 7–15–37 (B)	1,500	257
Tax Increment Fin Commission of Kansas City, MO Tax Increment Rev Bonds (Brywood Centre Proj), Ser 2010A,		
8.000%, 4–1–33	3,950	3,902
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007,		
5.750%, 3–1–27	105	90
The Indl Dev Auth of Bridgeton, MO, Sales Tax Revenue Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A,		
5.875%, 11–1–35	250	179
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	1,500	1,406
6.500%, 1–1–35	3,500	3,096
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010–C,		
6.000%, 9–1–24	2,000	2,008
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007,		
6.850%, 4–1–29	225	207
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002,		
7.000%, 8–15–32	3,040	2,748

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of St. Louis, MO, Tax Increment and Cmnty Impvt Dist Rfdg Rev Bonds (Loughborough Commons Redev Proj), Ser 2007,		
5.750%, 11–1–27	$ 940	$ 828
The Indl Dev Auth of the City of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010C–2,		
7.000%, 11–15–15	250	251
Univ Place Trans Dev Dist (St. Louis Cnty, MO), Sub Trans Sales Tax and Spl Assmt Rev Bonds, Ser 2009,		
7.500%, 4–1–32	1,150	1,251
		30,178
Nevada – 0.7%		
Clark Cnty, NV, Spl Impvt Dist No. 142 (Mountain's Edge), Local Impvt Bonds, Ser 2003,		
6.100%, 8–1–18	95	95
Las Vegas Redev Agy, NV, Tax Increment Rev Bonds, Ser 2009A:		
6.000%, 6–15–15	1,325	1,421
8.000%, 6–15–30	500	558
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008,		
8.000%, 12–1–38	265	295
		2,369
New Jersey – 1.4%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999:		
6.250%, 9–15–19	165	157
6.400%, 9–15–23	2,500	2,365
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000,		
7.000%, 11–15–30	1,000	956
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Med and Dentistry of NJ, Ser 2009 B,		
7.125%, 12–1–23	850	945
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B,		
7.500%, 12–1–32	450	489
		4,912
New York – 2.0%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A,		
5.000%, 10–1–22	1,000	1,065
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A,		
6.700%, 1–1–43	1,200	1,075
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005:		
7.500%, 8–1–16	500	508
7.750%, 8–1–31	1,295	1,310

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2011

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A:		
7.250%, 1–1–20	$ 340	$ 341
7.250%, 1–1–30	1,940	1,853
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	715	709
Yonkers Indl Dev Agy, Civic Fac Rev Bonds (St. John's Riverside Hosp Proj), Ser 2001B, 7.125%, 7–1–31	300	287
		7,148
North Carolina – 0.4%		
NC Med Care Commission (Galloway Ridge Proj), Ret Fac First Mtg Rev Bonds, Ser 2010A, 6.000%, 1–1–39	1,520	1,357
Ohio – 3.7%		
Buckeye Tob Settlement Fin Auth, Tob Settlement Asset–Bkd Bonds, Ser 2007, 5.125%, 6–1–24	1,995	1,521
Cleveland–Cuyahoga Cnty Port Auth (Garfield Heights Proj), Dev Rev Bonds, Ser 2004D, 5.250%, 5–15–23	1,545	1,203
Cleveland–Cuyahoga Cnty Port Auth, Dev Rev Bonds (Port of Cleveland Bond Fund), (Cleveland–Flats East Dev Proj), Ser 2010B, 7.000%, 5–15–40	2,600	2,568
Columbus–Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Regional Bond Fund), (One Neighborhood Proj), Ser 2010A, 6.500%, 11–15–39	1,225	1,111
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	500	544
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	2,630	2,679
OH Air Quality Dev Auth, Pollutn Ctrl Rev Rfdg Bonds (FirstEnergy Generation Corp. Proj), Ser 2009–C, 5.625%, 6–1–18	1,000	1,053
OH Higher Ed Fac Rev Bonds (Ashland Univ 2010 Proj), 6.250%, 9–1–24	1,000	974
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	500	436
Toledo Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C, 6.375%, 11–15–32	310	283
Toledo–Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund), (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5–15–28	935	782
		13,154
Oklahoma – 1.1%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	$2,000	$ 1,848
6.000%, 11–15–38	2,300	1,916
		3,764
Oregon – 1.2%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hltcare Cmnty, Inc.) Ser 2008, 8.250%, 1–1–38	1,240	1,449
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9–1–30	1,135	1,090
6.375%, 9–1–40	1,600	1,542
		4,081
Pennsylvania – 4.6%		
Allegheny Cnty Hosp Dev Auth, Hlth Sys Rev Bonds (West Penn Allegheny Hlth Sys), Ser 2007A, 5.375%, 11–15–40	2,000	1,366
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	200	217
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1–1–45	5,000	4,321
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	3,000	2,751
PA Econ Dev Fin Auth, Solid Waste Disp Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2004A, 4.700%, 11–1–21	675	700
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ PA), Ser 2010, 6.000%, 7–1–43	1,530	1,459
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Properties, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7–1–21	1,000	1,054
PA Tpk Commission, Tpk Sub Rev Bonds, Sub Ser 2010 B–2, 0.000%, 12–1–34 (B)	3,000	2,250
Philadelphia Auth for Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11–15–40	1,000	919
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8–1–40	1,250	1,136
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992, 7.300%, 7–1–12 (C)	70	31
		16,204
Puerto Rico – 1.4%		
Cmnwlth, PR, Pub Impvt Bonds, Ser 2002 A, 5.500%, 7–1–19	3,000	3,078

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2011

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX,		
5.250%, 7–1–40	$ 500	$ 431
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A,		
6.375%, 8–1–39	500	511
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010C,		
6.500%, 8–1–35	1,000	1,044
		5,064
South Carolina – 1.0%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C,		
5.750%, 1–1–34	1,550	1,551
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A:		
6.000%, 4–1–30	1,510	1,399
6.500%, 4–1–42	750	719
		3,669
Tennessee – 0.5%		
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A,		
6.500%, 7–1–38	500	485
The Hlth and Edu Fac Board of the Metro Govt of Nashville and Davidson Cnty, TN (The Blakeford at Green Hills), Rev Rfdg Bonds, Ser 1998,		
5.650%, 7–1–24	1,700	1,449
		1,934
Texas – 11.9%		
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010,		
6.200%, 7–1–45	250	239
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A,		
9.500%, 3–1–33	500	606
Cent TX Regional Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (B)	500	77
0.000%, 1–1–40 (B)	500	57
Dallas-Fort Worth Intl Arpt, Fac Impvt Corp, American Airlines, Inc., Rev Rfdg Bonds, Ser 2000A,		
9.000%, 5–1–29	3,000	3,081
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9–1–29	100	102
9.000%, 9–1–38	250	252
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009,		
7.000%, 8–15–28	500	480
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008,		
6.000%, 2–15–38	150	126

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
La Vernia Higher Edu Fin Corp (KIPP, Inc.), Ser 2009A,		
6.375%, 8–15–44	$ 500	$ 498
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009,		
9.000%, 8–15–38	495	566
Lubbock Hlth Fac Dev Corp, First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A:		
6.500%, 7–1–26	1,500	1,373
6.625%, 7–1–36	4,000	3,475
Lufkin Hlth Fac Dev Corp, Hlth Sys Rev Bonds (Mem Hlth Sys of East TX), Ser 2007,		
5.500%, 2–15–37	1,500	1,168
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009,		
6.250%, 2–15–37	5,000	4,321
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011,		
6.875%, 12–1–24	2,540	2,512
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Schs), Ser 2009A:		
6.250%, 8–15–29	350	333
6.500%, 8–15–39	200	192
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp– Edgemere Proj), Ser 2006A:		
5.750%, 11–15–11	910	918
6.000%, 11–15–26	835	788
6.000%, 11–15–36	1,015	899
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A,		
7.750%, 6–1–39	155	166
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007:		
5.500%, 11–15–22	3,000	2,747
5.625%, 11–15–27	250	217
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11–15–29	2,500	2,502
8.125%, 11–15–39	250	244
8.250%, 11–15–44	250	246
Travis Cnty Hlth Fac Dev Corp, Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A,		
5.100%, 11–15–15	400	386
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009,		
6.875%, 12–31–39	3,100	3,139
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infrastructure Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	2,000	2,125
7.000%, 6–30–40	4,000	4,075

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	$2,000	$ 1,873
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	2,000	2,004
		41,787
Utah – 1.1%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.300%, 6–1–28	350	352
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7–15–30	1,015	916
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7–15–45	2,100	2,029
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7–15–40	750	686
		3,983
Virgin Islands – 0.3%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note–Diageo Proj), Ser 2009A, 6.625%, 10–1–29	935	958
Virginia – 1.8%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
5.150%, 7–1–17	715	556
5.400%, 7–1–27	1,580	982
5.500%, 7–1–37	1,600	914
Indl Dev Auth of Lexington, VA, Hosp Fac Rev Bonds (Stonewall Jackson Hosp), Ser 2000:		
7.000%, 7–1–25	715	710
7.000%, 7–1–30	905	878
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	535	591
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7–1–19	965	1,079
7.500%, 7–1–29	25	27
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 Ltd Partnership–Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	475	458
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc.–Harbor's Edge Proj), Ser 2004A, 6.000%, 1–1–25	50	45

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia (Continued)		
Tob Settlement Fin Corp, Tob Settlement Asset-Bkd Bonds, Ser 2007B-1, 5.000%, 6–1–47	$ 250	$ 145
		6,385
Washington – 1.0%		
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2005, 5.375%, 12–1–22	500	479
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2007, 5.625%, 12–1–25	500	466
WA Hlth Care Fac Auth (Cent WA Hlth Svcs Assoc), Rev Bonds, Ser 2009:		
6.250%, 7–1–24	685	691
7.000%, 7–1–31	1,430	1,463
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	250	267
		3,366
Wisconsin – 1.9%		
WI Hlth and Edu Fac Auth, Rev Bonds (Beaver Dam Cmnty Hosp, Inc. Proj), Ser 2004A, 6.500%, 8–15–24	375	376
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,220	1,112
6.125%, 6–1–39	250	225
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Communities, Inc.), Ser 2009:		
7.250%, 9–15–29	1,180	1,178
7.625%, 9–15–39	3,750	3,813
		6,704
TOTAL MUNICIPAL BONDS – 93.1%		**$328,717**
(Cost: $341,467)		
SHORT-TERM SECURITIES		
Commercial Paper (D) – 1.8%		
Clorox Co., 0.250%, 4–7–11	4,000	4,000
Sonoco Products Co., 0.000%, 4–1–11	2,574	2,574
		6,574
Commercial Paper (backed by irrevocable letter of credit) (D) – 0.9%		
Avon Capital Corp. (Avon Products, Inc.), 0.240%, 4–7–11	3,000	3,000
Municipal Obligations – 3.1%		
Castle Rock, CO, Var Rate Cert of Participation, Ser 2008 (Wells Fargo Bank, N.A.), 0.300%, 4–7–11 (E)	1,865	1,865
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (Bank of New York Mellon Trust Company, N.A. (The)), 0.260%, 4–1–11 (E)	5,500	5,500

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Parish of St. Bernard, LA, Exempt Fac Var Rate Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation), 0.190%, 4–1–11 (E)	$2,000	$ 2,000
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (Air Products and Chemicals, Inc.), 0.260%, 4–1–11 (E)	1,500	1,500
		10,865
TOTAL SHORT-TERM SECURITIES – 5.8%		**$ 20,439**
(Cost: $20,439)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$349,156**
(Cost: $361,906)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		**3,773**
NET ASSETS – 100.0%		**$352,929**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011.

(B) Zero coupon bond.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Rate shown is the yield to maturity at March 31, 2011.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$328,717	$ —
Short-Term Securities	—	20,439	—
Total	$ —	$349,156	$ —

See Accompanying Notes to Financial Statements.

Ivy Pacific Opportunities Fund



Below, Frederick Jiang, CFA, portfolio manager of the Ivy Pacific Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. Mr. Jiang has managed the Fund for seven years and has 16 years of industry experience.

Frederick Jiang

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Pacific Opportunities Fund (Class A shares at net asset value)	14.15%
Benchmark(s) and/or Lipper Category	
MSCI AC Asia Ex Japan Index (generally reflects the performance of stocks that represent Asia stocks outside Japan)	19.49%
Lipper Pacific Ex Japan Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	19.57%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Solid gains in a volatile market

It was a volatile but largely positive year for global markets, despite a number of challenges. The Asia Pacific ex-Japan market performed solidly, as the Asian economy continued to recover from the global financial crisis of 2008 and 2009. Rising import demand from the United States and other developed markets fueled progress, as did continued robust domestic demand in China and India. The U.S. economy expanded 2.9 percent in calendar-year 2010. By comparison, the Chinese economy increased by 8.6 percent, and the Indian economy enjoyed a 10.4 percent gain, both surpassing expectations. Demand from other emerging markets, such as the Middle East and Africa, also recovered gradually, benefiting Asia exporters such as Korea, Taiwan and Singapore.

Early in the fiscal year, peripheral Europe, which encompasses Spain, Greece, Ireland and Portugal, came under pressure due to sluggish economic growth, high public debt ratios and high budget deficits. A mini European crisis sent the Asian equity market down 15 percent in the second calendar quarter of 2010. The U.S. Federal Reserve Bank launched a second round of quantitative easing in the middle of the year, which changed the trajectory of global economic recovery, as well as equity market sentiment and risk appetite in a positive way.

Monetary and fiscal policies in Asian countries — with the exception of China — remained relatively accommodative during the period, providing abundant liquidity to the market. China began tightening its monetary and fiscal policies in spring of 2010. It raised the Required Reserve Ratio (a regulation that sets the minimum reserves each commercial bank must hold) for commercial banks several times during the year, reaching an all-time high of 20 percent. The central bank also raised interest rates four time to fight rising inflation, which had resulted due to the loose monetary policy undertaken in 2009.

Risk appetite remained high during the period and smaller emerging markets were favored, as bigger markets, such as China, entered into a tightening cycle. International equity funds, and particularly those focused on smaller emerging markets, enjoyed big inflows for a second consecutive year.

Conservative posture restrained relative performance

Ivy Pacific Opportunities Fund held an above-normal level of cash throughout the fiscal year for three reasons. First, the fiscal budget deficit crisis in peripheral Europe lowered our risk appetite substantially. We were concerned that a deepening crisis could drag down the Eurozone economy and prolong the economic downturn in the U.S. as well as other major economies. We were skeptical about the sustainability of the recovery in highly indebted economies, and we were not aggressive enough to chase the rally. Second, China entered into a new tightening cycle to fight rising inflation and a potential property bubble. Past experience suggests that Asian equity markets do not do very well when the largest economy in the region shifts to slower growth gear. Third, the regional market was not particularly cheap. Some markets such as India and Indonesia were trading close to the high end of historical valuation range. However, a new round of quantitative easing in the U.S. and loose monetary policies in Europe and Japan injected abundant liquidity into the market, and much of the liquidity flew into emerging markets looking for growth, leading to a rally in the equity market in the second half of the fiscal year. The Fund's high cash position was the main reason for the underperformance relative to the benchmark. The equity portfolio (excluding cash) underperformed the benchmark index modestly as we had positioned the portfolio conservatively.

Another factor contributing to the Fund's relative underperformance was our stock selection in Taiwan and India. We were skeptical about the sustainability of strong export demand for the technology products from Taiwan, so we were overweighted in low-beta, domestic-demand-driven stocks. This conservative stock selection strategy worked against us in the period as the cyclical stocks rallied. However, we believe that our strategy should work well in longer period. In India, the chairman of a financial company we own was arrested for providing bribes to officials. The stock price went down substantially in a very short period and caught us by surprise.

Overall stock selection in most countries worked well compared to the Fund's benchmark, particularly in China, Hong Kong, Malaysia, Indonesia and South Korea, with the strongest selection in China and Hong Kong. The Fund had a substantial stake in companies that are positioned to benefit from rising consumption in Asian. We believe that the fast expanding middle class in Asia could generate huge demand for products that fit local markets well. Hyundai Motor Company, for instance, is a low-cost but quality-minded car manufacturer that enjoys the largest market share in India and is a major player in the world's largest car market, China. Another top holding was Sina, a major Internet portal company in China, which has successfully developed the social network platform Weibo (a Chinese version of Twitter) and signed up more than 100 million users in 18 months. Share prices of Hyundai Motor Company and Sina have risen substantially in the period. Both names delivered substantial absolute return during the period.

Focus remains consistent

The Fund maintained relative underweight positions in smaller markets such as Indonesia, Malaysia and Philippines. These markets historically have been subject to more political, inflation and currency risks, and were more volatile and riskier than the regional markets as a whole, particularly after the big rally in the previous year. However, these markets did exceptionally well again this year with a return close to 30 percent for the period. The Fund's underweight positions in these markets did not serve it well in the past year, but solid stock selection more than offset the negative impact of the Fund's underweight.

The Fund's portfolio focuses on growing household income and consumption across Asia; this theme has not changed in the past year. However, we did trim positions in real estate developers in China and Singapore, as we believed property prices might be rising ahead of fundamentals. The Fund maintains a meaningful weighting in industrials, as we believe this sector likely will benefit from a cyclical recovery in consumer demand across Asia. Also during the period, we increased the Fund's exposure to Asian financial stocks. Demand for financial services ranks is high in the Asian emerging middle class, which is enjoying increasingly higher incomes. Asian banks and insurance companies, particularly those in China, Korea and Singapore, were trading at low valuation multiples with high dividend yields. We believed that they were undervalued relative to their growth potential.

In the energy sector, we maintain our focus on coal mining companies. We believe that demand for energy can only grow greater when Asian economies expand an average of six to seven percent per annum. We believe that coal price is likely to move higher in coming years.

Strength out of Asia

We believe that continuing the urbanization trend and excellent demography will continue to strongly drive the Asian economy in the next decade. As more Asian households become middle class consumers, consumption and infrastructure build-out themes bode well, in our view, for opportunistic investing. There are short-term risks in the market, including turmoil in Middle East and North Africa, spiraling inflation in China and India, and political risk in Thailand and North Korea. We also are concerned that the end of quantitative easing in the U.S. may reduce market liquidity and hurt market sentiment. Some investors are worried about the so called "property bubble" in China. We see some problems in a few Chinese cities and some high local government borrowing, but we believe that these problems are confined and are controllable. Finally, compared to developed markets, we think Asia will continue to benefit from a high savings rate and relatively low levels of consumer, corporate and government debt. Asian markets are currently valued at about the historical average and we think earnings growth likely will record double-digit growth in the months ahead.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, maybe be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Pacific Opportunities Fund.

Ivy Pacific Opportunities Fund

Asset Allocation

Stocks	**96.3%**
Financials	26.0%
Information Technology	17.6%
Industrials	14.3%
Materials	14.2%
Consumer Discretionary	8.9%
Energy	7.7%
Consumer Staples	3.7%
Health Care	2.8%
Telecommunication Services	1.1%
Options	**0.2%**
Cash and Cash Equivalents	**3.5%**

Country Weightings

Pacific Basin	**95.8%**
China	28.0%
South Korea	19.7%
Taiwan	12.9%
Hong Kong	11.1%
Singapore	6.8%
India	5.9%
Thailand	4.1%
Other Pacific Basin	7.3%
North America	**0.5%**
Cash and Cash Equivalents and Options	**3.7%**

Lipper Rankings

Category: Lipper Pacific Ex Japan Funds	Rank	Percentile
1 Year	48/56	85
3 Year	27/40	66
5 Year	20/30	65
10 Year	17/25	66

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
LG Chem, Ltd.	South Korea	Materials	Commodity Chemicals
SINA Corporation	China	Information Technology	Internet Software & Services
Industrial and Commercial Bank of China Limited, H Shares	China	Financials	Diversified Banks
Keppel Corporation Limited	Singapore	Industrials	Industrial Conglomerates
Yuanta Financial Holdings Co., Ltd.	Taiwan	Financials	Investment Banking & Brokerage
CNOOC Limited	Hong Kong	Energy	Oil & Gas Exploration & Production
China Yurun Food Group Limited	China	Consumer Staples	Packaged Foods & Meats
KB Financial Group Inc.	South Korea	Financials	Diversified Banks
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
Fubon Financial Holding Co., Ltd.	Taiwan	Financials	Other Diversified Financial Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Ivy Pacific Opportunities Fund

(UNAUDITED)



Ivy Pacific Opportunities Fund, Class A Shares[1]	$33,334
MSCI AC Asia Ex Japan Index	$35,773
Lipper Pacific Ex Japan Funds Universe Average	$35,807

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-11	7.59%	8.88%	13.28%	7.90%	14.71%	14.39%
5-year period ended 3-31-11	9.11%	9.08%	9.59%	—	—	10.72%
10-year period ended 3-31-11	12.51%	11.85%	12.20%	—	—	—
Since inception of Class[4] through 3-31-11	—	—	—	6.45%	8.22%	17.90%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Pacific Opportunities Fund *(in thousands)* MARCH 31, 2011

COMMON STOCKS	Shares	Value
China – 28.0%		
Camelot Information Systems Inc., ADR (A)	342	$ 5,677
China BlueChemical Ltd., H Shares	10,876	8,907
China Coal Energy Company Limited, H Shares	5,238	7,138
China Kanghui Holdings, ADR (A)	166	2,907
China Lumena New Materials Corp.	21,298	7,667
China Merchants Bank Co., Limited, H Shares	472	1,306
China Merchants Bank Co., Limited, H Shares (B)	2,938	8,140
China Metal Recycling (Holdings) Limited (B)	6,700	8,028
China Minsheng Banking Corp Ltd., H Shares	12,995	11,944
China Oilfield Services Limited	1,902	4,304
China Shipping Development Company Limited, H Shares	6,550	7,360
China Unicom Limited	5,420	9,003
China Yurun Food Group Limited (B)	5,026	16,864
Digital China Holdings Limited	4,027	7,590
Dongfeng Motor Group Company Limited, H Shares	5,056	8,606
Industrial and Commercial Bank of China Limited, H Shares	21,933	18,214
Longtop Financial Technologies Limited, ADR (A)	250	7,849
PetroChina Company Limited, H Shares	10,412	15,768
PICC Property and Casualty Company Limited, H Shares (A)	6,292	7,587
Ping An Insurance (Group) Company of China, Ltd., A Shares (A)	1,443	10,902
Ping An Insurance (Group) Company of China, Ltd., H Shares	1,176	11,921
Renhe Commercial Holdings Company Limited (B)	33,334	6,214
SINA Corporation (A)	195	20,898
Xueda Education Group, ADR (A)	238	2,275
Yingde Gases Group Company Limited (A)(B)	5,162	4,320
Zhuzhou CSR Times Electric Co., Ltd., H Shares	2,048	7,767
		229,156
Hong Kong – 11.1%		
Beijing Enterprises Holdings Limited	1,328	7,577
China Modern Dairy Holdings Ltd., H Shares (A)	15,299	4,878
China National Building Material Company Limited, H Shares	3,548	13,022
China Resources Cement Holdings Limited (A)	10,604	10,511
China ZhengTong Auto Services Holdings Limited (A)	4,960	5,069
CNOOC Limited	6,727	16,951
Fushan International Energy Group Limited	17,062	12,283
Sinopharm Group Co. Ltd., H Shares	1,366	4,848
Sinopharm Group Co. Ltd., H Shares (B)	1,517	5,382
West China Cement Limited	10,078	4,457
West China Cement Limited (B)	12,386	5,478
		90,456
India – 5.9%		
Crompton Greaves Limited	1,129	6,908
Dr. Reddy's Laboratories Limited	247	9,066

COMMON STOCKS (Continued)	Shares	Value
India (Continued)		
HCL Technologies Limited	1,136	$ 12,176
Infrastructure Development Finance Company Limited	2,817	9,766
Lanco Infratech Limited (A)	5,475	4,855
Money Matters Financial Services (B)	356	629
Nagarjuna Construction Company Limited	2,037	4,605
		48,005
Indonesia – 3.3%		
PT Adaro Energy Tbk	29,571	7,471
PT Astra International Tbk	1,247	8,162
PT Bank Mandiri (Persero) Tbk	14,396	11,243
		26,876
Malaysia – 3.3%		
Bumiputra-Commerce Holdings Berhad	1,450	3,926
Gamuda Berhad	3,151	4,015
Genting Berhad	2,068	7,538
Petroliam Nasional Berhad (A)(B)	3,158	7,549
UEM Land Holdings Berhad (A)	4,411	4,121
		27,149
Philippines – 0.4%		
Cebu Air, Inc. (A)	568	1,041
Cebu Air, Inc. (A)(B)	1,368	2,506
		3,547
Singapore – 6.8%		
DBS Group Holdings Ltd	831	9,652
Global Logistic Properties Limited (A)(B)	5,281	7,835
Keppel Corporation Limited	1,828	17,838
SembCorp Industries Ltd	3,034	12,542
United Overseas Bank Limited	534	7,964
		55,831
South Korea – 19.7%		
Daelim Industrial Co., Ltd.	155	15,072
Doosan Corporation	65	8,424
GLOVIS Co., Ltd.	96	13,586
Hyundai Department Store Co., Ltd.	73	9,439
Hyundai Development Company – Engineering & Construction	138	4,008
Hyundai Motor Company	69	12,806
KB Financial Group Inc.	316	16,555
Kia Motors Corporation	221	13,883
LG Chem, Ltd.	52	21,613
LG Display Co., Ltd.	253	7,934
Posco	28	13,038
Samsung Electronics Co., Ltd.	19	16,355
Woori Finance Holdings Co., Ltd.	600	7,959
		160,672
Taiwan – 12.9%		
Catcher Technology Co., Ltd.	840	4,156
First Commercial Bank Co., Ltd.	9,473	8,118
Fubon Financial Holding Co., Ltd.	12,031	15,976
High Tech Computer Corp.	334	13,062
Hon Hai Precision Ind. Co., Ltd.	4,022	14,087
Kinsus Interconnect Technology Corp. (A)	1,105	3,416
Pegatron Corporation (A)	3,405	3,862
Taiwan Semiconductor Manufacturing Company Ltd.	4,254	10,213
TPK Holding Co., Ltd. (A)	299	8,235

Ivy Pacific Opportunities Fund (in thousands) MARCH 31, 2011

COMMON STOCKS (Continued)	Shares	Value
Taiwan (Continued)		
Unimicron Technology (A)	4,108	$ 6,985
Yuanta Financial Holdings Co., Ltd.	23,630	16,995
		105,105
Thailand – 4.1%		
Bangkok Bank Public Company Limited	1,640	9,408
Banpu Public Company Limited, Registered Shares	452	11,470
Kasikornbank Public Company Limited	1,072	4,663
Thai Union Frozen Products Public Company Limited	5,423	8,247
		33,788
United States – 0.5%		
Bona Film Group Limited, ADR (A)	601	3,846
TOTAL COMMON STOCKS – 96.0%		**$784,431**
(Cost: $633,218)		

INVESTMENT FUNDS – 0.3%		
Vietnam		
Vietnam Azalea Fund Limited (A)(C)(D)	500	**$ 2,130**
(Cost: $3,304)		

WARRANTS – 0.0%		
Malaysia		
Gamuda Berhad	794	**$ 393**
(Cost: $24)		

CALL OPTIONS	Number of Contracts	
Bank of China Ltd, Dec HKD4.50, Expires 12–29–11 (E)	38	964
Industrial and Commercial Bank of China Limited, Dec HKD6.50, Expires 12–29–11 (E)	13	691
TOTAL CALL OPTIONS – 0.2%		**$ 1,655**
(Cost: $1,713)		

CORPORATE DEBT SECURITIES – 0.0%	Principal	Value
India		
Dr. Reddy's Laboratories Ltd., 9.250%, 3–24–14 (E)	INR1,480	**$ 166**
(Cost: $–)		

SHORT-TERM SECURITIES		
Commercial Paper (F) – 0.8%		
John Deere Capital Corporation, 0.190%, 4–27–11	$ 2,000	2,000
Prudential Funding LLC, 0.000%, 4–1–11	4,020	4,020
		6,020
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (G)	2,069	2,069
Municipal Obligations – Taxable – 1.0%		
NYC GO Bonds, Fiscal 2006 Ser E (Bank of America, N.A.), 0.240%, 4–1–11 (G)	2,000	2,000
Pinellas Cnty Edu Fac Auth, Rfdg Prog Rev Bonds (Pooled Independent Higher Edu Institutions Loan Prog), Ser 1985 (Wachovia Bank, N.A.), 0.300%, 4–4–11	6,700	6,700
		8,700
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 16,789**
(Cost: $16,789)		
TOTAL INVESTMENT SECURITIES – 98.6%		**$805,564**
(Cost: $655,048)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		**11,386**
NET ASSETS – 100.0%		**$816,950**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2011:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Deutsche Bank AG	4,490,000	5-16-11	$530	$ —

The following written options were outstanding at March 31, 2011:

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price(E)	Premium Received	Market Value
Bank of China Ltd	Citigroup Global Markets	37	December 2011	HKD3.70	$1,187	$(675)
Industrial and Commercial Bank of China Limited	Morgan Stanley Smith Barney LLC	13	December 2011	5.25	586	(241)
					$1,773	$(916)

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2011, the total value of these securities amounted to $72,945 or 8.9% of net assets.

(C) Restricted security. At March 31, 2011, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6-14-07 to 1-28-09	500	$3,304	$2,130

The total value of this security represented 0.3% of net assets at March 31, 2011.

(D) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities. The Fund and other mutual funds managed by its investment manager, Ivy Investment Management Company or other related parties, together own approximately 30% of the outstanding shares of this security at March 31, 2011.

(E) Exercise price and principal amounts are denominated in the indicated foreign currency, where applicable (HKD – Hong Kong Dollar and INR – Indian Rupee).

(F) Rate shown is the yield to maturity at March 31, 2011.

(G) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ 21,742	$ 8,247	$ —
Other Sectors	754,442	—	—
Total Common Stocks	$776,184	$ 8,247	$ —
Investment Funds	—	—	2,130
Warrants	393	—	—
Call Options	—	1,655	—
Corporate Debt Securities	—	—	166
Short-Term Securities	—	16,789	—
Total	$776,577	$26,691	$2,296
Forward Foreign Currency Contracts	$ —	$ 530	$ —
Liabilities			
Written Options	$ —	$ 916	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Investment Funds	Corporate Debt Securities
Beginning Balance 4-1-10	$2,355	$ —
Net realized gain (loss)	—	—
Net unrealized appreciation (depreciation)	(225)	—
Purchases	—	—
Sales	—	—
Transfers into Level 3 during the period	—	166
Transfers out of Level 3 during the period	—	—
Ending Balance 3-31-11	$2,130	$166
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–11	$ (225)	$166

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification			
(as a % of net assets)		Consumer Discretionary	8.9%
		Energy	7.7%
Financials	26.0%	Consumer Staples	3.7%
Information Technology	17.6%	Health Care	2.8%
Industrials	14.3%	Telecommunication Services	1.1%
Materials	14.2%	Other+	3.7%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Small Cap Growth Fund



Below, Timothy Miller, CFA, portfolio manager of the Ivy Small Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund for one year and has 32 years of investment experience.

Timothy Miller

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Small Cap Growth Fund (Class A shares at net asset value)	35.00%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	31.04%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	29.93%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A good year for small caps

Small caps had another strong year for the 12 months ended March 31, 2011, with the Russell 2000 Growth Index rising significantly, outperforming the broad market as represented by the S&P 500. Within the Russell index, growth outdistanced value by a considerable margin. A powerful earnings cycle in small caps was the primary catalyst for the gains in the index. Quarterly earnings growth has been running more than 20 to 50 percent above the previous year, led by the technology, energy, and industrial sectors. Top line sales growth has been boosted by the recovering domestic economy and healthy export opportunities. Small caps have historically outperformed during periods of expansionary monetary and fiscal policy, and the past year was no exception. The aforementioned sectors were also the largest contributors to the index gains for the year. The information technology sector, the largest weight in the Russell 2000 Index, led the way with a 45 percent return for the year. The energy sector generated an even stronger gain for the year, but it represents a much smaller weighting in the index. Finally, the industrial sector, at nearly 15 percent of the index, also rose more than 30 percent for the year.

Sources of strength, weakness

The Fund outperformance relative to the Russell 2000 Growth Index (before the effects of sales charges) can be attributed to its stake in the information technology, industrial and consumer discretionary sectors. Negative contributions hailed from the materials and financials sectors. Information technology was the chief engine in the last year, with innovation in networking technology, mobile computing, software-as-a-service (SAAS) and

Internet commerce driving the leading participants to extraordinary gains for the year. Among the winners in the Fund that made the most of these trends were Acme Packet and Aruba Networks in the networking equipment space, SuccessFactors and Ultimate Software in the SAAS space, and Micros Systems in the Internet commerce space. Other large technology contributors to the Fund were Stratasys Inc, a maker of three-dimensional printing systems, and ACI Worldwide, which develops software products for electronic payment systems.

The industrials sector was powered by the global economic recovery and a weak dollar, which positioned domestic companies favorably for the aggressive capital spending opportunities in the emerging markets, particularly China. The Fund's return was boosted by the acquisition of Ladish Corporation by Allegheny Technologies at a significant premium to the prevailing stock price. Other contributors were Wabtec, a provider of equipment and technology for the rail industry, and Graco Corp, a diversified manufacturer of pumps and other fluid handling solutions (Wabtec has been removed from the portfolio). The energy sector is not a large component of the Russell 2000 Growth Index, but it nevertheless generated the largest percentage gains of all the sectors for the year. The underpinning of those gains was the rapid rise in oil prices brought on by fears of supply disruptions in the Middle East due to the political tensions. As oil prices were surging, the stock prices of the suppliers of equipment and services to explore and produce oil were moving in sync. By contrast, the domestic natural gas industry remained in an oversupply situation. This created a record wedge in "energy equivalent" prices for natural gas and oil, as well as a significant performance gap between the oil-related stocks and the gas-oriented companies. Those equipment and service stocks were thus the best performing of the energy group for the year. The Fund had positions in Core Labs, Dril Quip and Carbo Ceramics, all of which participated fully in the rally.

The recovery in the consumer sector has been uneven in a number of ways. The largest disparity is present between the strength of spending at the high-end consumer vs. the lower-end demographic, which has implications for the retail, apparel, auto and restaurant industries. Similarly, the business-oriented lodging and entertainment sectors have recovered much better than the leisure segment, and certain markets such as athletics and electronics have far surpassed other spending categories. Navigating through this uncertainty, the Fund's focus on category leaders such as Zumiez in the teen market, Under Armour in athletics, Panera Bread Co in the fast casual dining space, and Gentex in automotive electronics led to significant outperformance of the benchmark. The Fund liquidated its positions in the education industry during the year due to the increased regulatory pressure on the group. The financials sector was a detractor for the year primarily due to the weakness in the bank stocks and poor performance from Greenhill & Co., an independent investment bank whose earnings recovery has been disappointing.

Looking ahead

Our focus for the next year will be on profitability trends. As mentioned above, we believe the earnings recovery this cycle has been exceptional. Peak margin levels have been achieved by many companies and many industries in a relatively short period of time, often preceding peak revenue levels. We believe that aggressive cost cutting during the downturn positioned companies well for the recovery, however spending on R&D, sales force growth, expansion capital, etc. to support continued revenue growth could pressure margins. In addition, we believe cost pressures from sharp commodity spikes in oil, cotton, copper, steel, and grains are putting the squeeze on gross margins. So, the tactical emphasis in the Fund will be on identifying those companies and industries that can absorb or pass on the price increases that they are receiving, or on companies that are generating sufficient operating leverage to maintain an upward trajectory in margins. Examples include the employment services industries, both temporary help agencies and online recruitment companies, such as Dice Holdings. The technology sector continues to exhibit strong growth and profitability trends, and we have a growing interest in the medical device and health care technology space for the intermediate term. We continue to emphasize the core, high-quality leaders in the most dynamic growth sectors of the market.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Growth Fund.

Ivy Small Cap Growth Fund

Asset Allocation

Stocks	**94.1%**
Information Technology	37.2%
Industrials	16.7%
Consumer Discretionary	15.5%
Financials	9.6%
Health Care	5.1%
Energy	4.8%
Consumer Staples	3.7%
Materials	1.5%
Cash and Cash Equivalents	**5.9%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	114/507	23
3 Year	30/455	7
5 Year	40/392	11
10 Year	41/245	17

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Stratasys, Inc.	Information Technology
Under Armour, Inc., Class A	Consumer Discretionary
MICROS Systems, Inc.	Information Technology
Westinghouse Air Brake Technologies Corporation	Industrials
Graco Inc.	Industrials
Zumiez Inc.	Consumer Discretionary
Panera Bread Company, Class A	Consumer Discretionary
Aruba Networks, Inc.	Information Technology
Ladish Co., Inc.	Industrials
Waste Connections, Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Growth Fund

(UNAUDITED)



Ivy Small Cap Growth Fund, Class A Shares[1]	$21,404
Russell 2000 Growth Index	$18,653
Lipper Small-Cap Growth Funds Universe Average	$19,056

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-11	27.24%	29.60%	34.13%	27.21%	35.69%	34.91%	35.25%
5-year period ended 3-31-11	5.61%	5.64%	6.18%	—	—	6.84%	7.15%
10-year period ended 3-31-11	7.91%	7.44%	7.77%	—	—	—	8.77%
Since inception of Class[3] through 3-31-11	—	—	—	6.62%	9.36%	8.05%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Ivy Small Cap Growth Fund *(in thousands)* MARCH 31, 2011

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.7%		
AAR Corp. (A)	382	$ 10,589
Ladish Co., Inc. (A)	348	19,007
		29,596
Air Freight & Logistics – 0.5%		
Hub Group, Inc. (A)	105	3,789
Apparel Retail – 2.7%		
Zumiez Inc. (A)	800	21,136
Apparel, Accessories & Luxury Goods – 4.2%		
Columbia Sportswear Company	143	8,467
Under Armour, Inc., Class A (A)	360	24,509
		32,976
Application Software – 10.2%		
ACI Worldwide, Inc. (A)	508	16,649
FactSet Research Systems, Inc.	107	11,177
Solera Holdings, Inc.	262	13,413
SuccessFactors, Inc. (A)	413	16,136
Synchronoss Technologies, Inc. (A)	215	7,464
Ultimate Software Group, Inc. (The) (A)	243	14,253
		79,092
Asset Management & Custody Banks – 2.4%		
Affiliated Managers Group, Inc. (A)	114	12,425
Safeguard Scientifics, Inc. (A)	303	6,174
		18,599
Auto Parts & Equipment – 2.0%		
Gentex Corporation	523	15,818
Biotechnology – 2.0%		
Incyte Corporation (A)	964	15,278
Communications Equipment – 4.3%		
Acme Packet, Inc. (A)	204	14,476
Aruba Networks, Inc. (A)	564	19,082
		33,558
Computer Hardware – 3.7%		
Stratasys, Inc. (A)	610	28,674
Construction & Farm Machinery & Heavy Trucks – 2.8%		
Westinghouse Air Brake Technologies Corporation	326	22,079
Consumer Finance – 1.3%		
First Cash Financial Services, Inc. (A)	258	9,967
Distributors – 1.0%		
LKQ Corporation (A)	321	7,726
Electronic Components – 1.1%		
DTS, Inc. (A)	177	8,259
Electronic Equipment & Instruments – 2.0%		
OSI Systems, Inc. (A)	426	15,969
Environmental & Facilities Services – 2.4%		
Waste Connections, Inc.	649	18,670

COMMON STOCKS (Continued)	Shares	Value
Food Distributors – 1.3%		
United Natural Foods, Inc. (A)	223	$ 9,977
Food Retail – 1.0%		
Casey's General Stores, Inc.	198	7,710
Gold – 1.5%		
African Barrick Gold plc (B)	575	4,996
Alamos Gold Inc. (B)	402	6,361
		11,357
Health Care Equipment – 3.1%		
DexCom, Inc. (A)	194	3,005
Volcano Corporation (A)	677	17,331
ZOLL Medical Corporation (A)	92	4,109
		24,445
Human Resource & Employment Services – 1.3%		
Kforce Inc. (A)	549	10,041
Industrial Machinery – 2.8%		
Graco Inc.	476	21,667
Internet Software & Services – 3.5%		
Ancestry.com Inc. (A)	192	6,817
Dice Holdings, Inc. (A)	736	11,124
Vocus, Inc. (A)	360	9,302
		27,243
Investment Banking & Brokerage – 0.5%		
Greenhill & Co., Inc.	57	3,777
Leisure Facilities – 2.0%		
Vail Resorts, Inc. (A)	313	15,267
Office Services & Supplies – 1.2%		
United Stationers Inc.	128	9,109
Oil & Gas Equipment & Services – 4.8%		
CARBO Ceramics Inc.	74	10,372
Core Laboratories N.V.	144	14,733
Dril-Quip, Inc. (A)	160	12,645
		37,750
Packaged Foods & Meats – 1.4%		
Diamond Foods, Inc.	205	11,411
Regional Banks – 3.1%		
Columbia Banking System, Inc.	551	10,566
SVB Financial Group (A)	257	14,602
		25,168
Research & Consulting Services – 1.3%		
CoStar Group, Inc. (A)	160	10,035
Restaurants – 3.6%		
Buffalo Wild Wings, Inc. (A)	144	7,811
Panera Bread Company, Class A (A)	159	20,193
		28,004

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 3.4%		
Cymer, Inc. (A)	162	$ 9,172
Kulicke and Soffa Industries, Inc. (A)	793	7,414
Teradyne, Inc. (A)(C)	571	10,176
		26,762
Semiconductors – 4.9%		
Cavium Networks, Inc. (A)	361	16,216
Cypress Semiconductor Corporation (A)	327	6,341
Semtech Corporation (A)	613	15,327
		37,884
Specialized Finance – 2.3%		
Portfolio Recovery Associates, Inc. (A)	210	17,842
Systems Software – 4.1%		
MICROS Systems, Inc. (A)	449	22,170
Radiant Systems, Inc. (A)	579	10,248
		32,418
Trucking – 0.7%		
Landstar System, Inc.	119	5,454
TOTAL COMMON STOCKS – 94.1%		**$734,507**
(Cost: $523,812)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 2.9%		
Clorox Co.:		
0.240%, 4–5–11	$5,000	5,000
0.250%, 4–6–11	3,000	3,000
Ecolab Inc.,		
0.150%, 4–11–11	5,000	5,000
Sara Lee Corporation,		
0.270%, 4–21–11	5,000	4,999
St. Jude Medical, Inc.,		
0.000%, 4–1–11	5,030	5,030
		23,029

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (backed by irrevocable letter of credit) (D) – 0.3%		
River Fuel Trust #1 (Bank of New York (The)), 0.290%, 6–15–11	$2,000	$ 1,999
Master Note – 0.4%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (E)	2,796	2,796
Municipal Obligations – Taxable – 1.5%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A.), 0.230%, 4–1–11 (E)	3,000	3,000
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (1030 Post Street Apts), Ser 2005 Y, 0.250%, 4–1–11 (E)	3,300	3,300
Indl Dev Auth of Phoenix, AZ, Adj Mode, Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (Wachovia Bank, N.A.), 0.230%, 4–7–11 (E)	2,500	2,500
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008–A (Bank of America, N.A.), 0.170%, 4–1–11 (E)	3,450	3,450
		12,250
TOTAL SHORT–TERM SECURITIES – 5.1%		**$ 40,074**
(Cost: $40,074)		
TOTAL INVESTMENT SECURITIES – 99.2%		**$774,581**
(Cost: $563,886)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		6,588
NET ASSETS – 100.0%		**$781,169**

Notes to Schedule of Investments

The following total return swap agreements were outstanding at March 31, 2011:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Appreciation
Morgan Stanley	$7,386	Biotech Custom Index	4-3-12	Fed Funds Rate less 0.200%	$220

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying index.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Securities serve as collateral for the following open futures contracts at March 31, 2011:

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation
Russell 2000 Index	Long	6-17-11	—*	$10,353	$556

*Not shown due to rounding.

(D) Rate shown is the yield to maturity at March 31, 2011.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

SCHEDULE OF INVESTMENTS
Ivy Small Cap Growth Fund *(in thousands)*

MARCH 31, 2011

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$734,507	$ —	$ —
Short-Term Securities	—	40,074	—
Total	$734,507	$40,074	$ —
Futures Contracts	$ 556	$ —	$ —
Swap Agreements	—	220	—

See Accompanying Notes to Financial Statements.

Ivy Small Cap Value Fund



Below, Matthew T. Norris, portfolio manager of the Ivy Small Cap Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund for one year, and he has 19 years of industry experience.

Matthew T. Norris

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Small Cap Value Fund (Class A shares at net asset value)	20.88%
Benchmark(s) and/or Lipper Category	
Russell 2000 Value Index (generally reflects the performance of small-company value-style stocks)	20.63%
Lipper Small-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	21.91%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A very good year

Over the past year, equity markets appreciated nicely, including a healthy increase in the Russell 2000 Value index — the best peer group for the Fund. Generally speaking, those sectors with the greatest sensitivity to an improving economy appreciated the most. Energy was particularly strong, due to strength in the March quarter as rising oil prices fueled strong stock price performance. Over the past year, basic materials and capital equipment shares were also strong. Financials and telecom were two of the weakest sectors over the past 12 months. A combination of U.S. government policies designed to further stoke economic growth, solid demand overseas and an improvement in equity valuations drove strong earnings and enviable share price performance over the year.

The source of the Fund's outperformance of its benchmark (before the effect of sales charges) was entirely stock selection. Favorable stock selection in consumer, technology and financial services was key, as these were the largest single contributors to the Fund's outperformance, while poor stock selection within the health care sector was the greatest detractor. Sector weightings were a slight drag on performance, largely as a function of the Fund's overweight position in consumer discretionary over the final quarter of the Fund's fiscal year.

Our strategic approach

The Fund's performance is consistent with our philosophical approach to finding attractive ideas. We look for individual securities that for one reason or another are fundamentally mispriced, where we believe we can understand why other investors

dislike a particular investment — and, importantly, where we believe there are catalysts that will drive a return to normal earnings and cash flow or a more justifiable valuation based on our research and view of the business.

In thinking about stock selection, we certainly take into account macro factors such as the economy, strength in various end markets or other variables such as input costs. We view these "top down" factors as critical to understanding the ebbs and flows of relative earnings power, as well as the timing of realization of full cycle earnings power (from an equity returns perspective, being early to the party is almost as bad as being wrong). However, we do not sit down, look at the world and seek to invest in particular areas based entirely on our view of macro issues. Sector weights in the Fund are more of a function of where we find better values on a stock-by-stock basis, as opposed to broader macro calls about which sectors will outperform as a group. The returns from this approach have been favorable thus far, and we will continue to work diligently on behalf of our shareholders.

Challenges ahead

We continue to have a positive bias with respect to the equity markets; however, we recognize that the sailing is getting choppier. The U.S. economy continues to track on a low-growth recovery, and we believe that the recent improvements that have occurred with respect to job creation and hiring intentions point to a successful transition from a policy-driven recovery to a more self-sustained and, hopefully, long-lasting economic expansion. However, the combination of exogenous global factors, and the by-products of easy monetary policy and highly stimulative fiscal policy complicate the recovery and place a greater importance on effective stock picking to drive returns. Input costs are increasing in numerous sectors for a variety of reasons. In some cases, the spikes appear temporary such as weak harvests in cotton driving up prices. In other cases, they appear to be more permanent and long-lasting in nature — such as the impact of rising wage increases in China and the derivative influence, not only on the price of goods imported from this market, but also from increasing competition for commodities that are of a relatively fixed supply such as energy, metals and some agricultural products.

Additionally, we believe the U.S. and Europe must effectively balance propagating the economic recovery with moves to control inflation (the European central bank has recently increased interest rates in an effort to contain rising inflation) and bring fiscal budget deficits under control before debt-to-gross domestic product levels rise to truly problematic levels. This type of environment could create greater uncertainty and volatility, which largely means greater potential to purchase mispriced corporations. However, it also means our research and due diligence must be that much deeper to truly understand how local and global factors will influence the earnings power, outlook and positioning of the companies in which we choose to invest.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Value Fund.

Asset Allocation

Stocks	**96.9%**
Financials	35.4%
Consumer Discretionary	18.4%
Industrials	8.4%
Energy	7.8%
Information Technology	7.6%
Health Care	7.6%
Materials	4.8%
Utilities	3.9%
Consumer Staples	3.0%
Cash and Cash Equivalents	**3.1%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	145/216	67
3 Year	21/194	11
5 Year	32/166	20
10 Year	49/73	67

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
American Capital Strategies, Ltd.	Financials
Regency Energy Partners LP	Energy
Gaylord Entertainment Company	Consumer Discretionary
LifePoint Hospitals, Inc.	Health Care
Wintrust Financial Corporation	Financials
CBL & Associates Properties, Inc.	Financials
Capitol Federal Financial	Financials
Triumph Group, Inc.	Industrials
AAR Corp.	Industrials
Argo Group International Holdings, Ltd.	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Value Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Small Cap Value Fund, Class A Shares(1) $19,497
Russell 2000 Value $21,694
Lipper Small-Cap Value Funds Universe Average. $22,736
7-31 2001
7-31 2002
7-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3-31-11	13.93%	15.43%	19.93%	14.35%	21.56%	21.20%
5-year period ended 3-31-11	3.89%	3.76%	4.30%	—	—	5.54%
10-year period ended 3-31-11	8.11%	—	—	—	—	—
Since inception of Class(4) through 3-31-11	—	6.89%	7.26%	3.33%	5.13%	8.50%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Venture Fund merged into the Ivy Small Cap Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Venture Fund Class A shares, restated to reflect current sales charges applicable to Ivy Small Cap Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Small Cap Value Fund. If these expenses were reflected, performance shown would differ.

Ivy Small Cap Value Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Advertising – 0.8%		
MDC Partners Inc., Class A	153	$ 2,566
Aerospace & Defense – 5.2%		
AAR Corp. (A)	251	6,952
Ceradyne, Inc. (A)	47	2,123
Triumph Group, Inc.	79	7,006
		16,081
Apparel Retail – 1.1%		
Payless ShoeSource, Inc. (A)	160	3,461
Apparel, Accessories & Luxury Goods – 2.0%		
Jones Apparel Group, Inc.	454	6,248
Application Software – 1.4%		
Quest Software, Inc. (A)	165	4,187
Asset Management & Custody Banks – 2.7%		
American Capital Strategies, Ltd. (A)	836	8,279
Auto Parts & Equipment – 2.2%		
Tenneco Automotive Inc. (A)	158	6,716
Broadcasting – 2.7%		
Belo Corp., Class A (A)	379	3,339
Entercom Communications Corp. (A)	457	5,033
		8,372
Computer Storage & Peripherals – 0.5%		
Quantum Corporation (A)	658	1,658
Data Processing & Outsourced Services – 1.9%		
CoreLogic Inc.	330	6,102
Diversified Chemicals – 1.1%		
Ashland Inc.	58	3,339
Electric Utilities – 2.0%		
NV Energy, Inc.	417	6,206
Electronic Manufacturing Services – 1.3%		
Celestica Inc. (A)	363	3,887
Gas Utilities – 1.9%		
Southwest Gas Corporation	154	5,996
Health Care Facilities – 5.8%		
AmSurg Corp. (A)	152	3,864
Community Health Systems, Inc. (A)	158	6,306
LifePoint Hospitals, Inc. (A)	193	7,759
		17,929
Health Care Services – 1.0%		
Sun Healthcare Group, Inc. (A)	221	3,103
Homebuilding – 1.0%		
M/I Homes, Inc. (A)	216	3,234
Hotels, Resorts & Cruise Lines – 2.5%		
Gaylord Entertainment Company (A)	227	7,876
Investment Banking & Brokerage – 1.2%		
Piper Jaffray Companies (A)	92	3,796

COMMON STOCKS (Continued)	Shares	Value
IT Consulting & Other Services – 0.9%		
Camelot Information Systems Inc., ADR (A)	163	$ 2,697
Managed Health Care – 0.8%		
Coventry Health Care, Inc. (A)	75	2,379
Metal & Glass Containers – 1.2%		
Silgan Holdings Inc.	96	3,665
Movies & Entertainment – 1.1%		
Regal Entertainment Group	243	3,275
Office REITs – 1.7%		
Lexington Corporation Properties Trust	579	5,416
Oil & Gas Equipment & Services – 2.7%		
Helix Energy Solutions Group, Inc. (A)	105	1,809
Hornbeck Offshore Services, Inc. (A)	54	1,657
Superior Energy Services, Inc. (A)	123	5,031
		8,497
Oil & Gas Storage & Transportation – 5.1%		
MarkWest Energy Partners, L.P.	52	2,516
Regency Energy Partners LP	294	8,026
Targa Resources Corp.	144	5,201
		15,743
Packaged Foods & Meats – 1.6%		
Dean Foods Company (A)	485	4,847
Personal Products – 1.4%		
Inter Parfums, Inc.	241	4,461
Property & Casualty Insurance – 2.8%		
Argo Group International Holdings, Ltd.	204	6,744
SeaBright Insurance Holdings, Inc.	200	2,049
		8,793
Publishing – 4.1%		
E. W. Scripps Company (The) (A)	288	2,848
Valassis Communications, Inc. (A)	221	6,425
Washington Post Company, Class B (The)	7	3,150
		12,423
Regional Banks – 10.5%		
Bank of Marin Bancorp	105	3,922
First Horizon National Corporation	497	5,566
IBERIABANK Corporation	87	5,237
Nara Bancorp, Inc. (A)	359	3,449
PrivateBancorp, Inc.	165	2,527
Synovus Financial Corp.	1,721	4,130
Wintrust Financial Corporation	204	7,497
		32,328
Reinsurance – 4.1%		
Endurance Specialty Holdings Ltd.	129	6,308
Reinsurance Group of America, Incorporated	100	6,303
		12,611
Residential REITs – 2.4%		
American Campus Communities, Inc.	33	1,079
Campus Crest Communities, Inc.	546	6,462
		7,541

Ivy Small Cap Value Fund (in thousands)

COMMON STOCKS (Continued)	Shares	Value
Retail REITs – 2.3%		
CBL & Associates Properties, Inc.	407	$ 7,095
Specialized REITs – 1.6%		
Strategic Hotels & Resorts, Inc. (A)	760	4,899
Specialty Chemicals – 2.5%		
Cytec Industries Inc.	86	4,649
RPM International Inc.	133	3,144
		7,793
Specialty Stores – 0.9%		
Office Depot, Inc. (A)	621	2,877
Technology Distributors – 1.6%		
Insight Enterprises, Inc. (A)	113	1,923
Tech Data Corporation (A)	62	3,168
		5,091
Thrifts & Mortgage Finance – 2.8%		
Capitol Federal Financial	627	7,062
Territorial Bancorp Inc.	83	1,659
		8,721
Trucking – 3.2%		
Marten Transport, Ltd.	154	3,441
Werner Enterprises, Inc.	246	6,522
		9,963
TOTAL COMMON STOCKS – 93.6%		**$290,151**
(Cost: $235,994)		

INVESTMENT FUNDS	Shares	Value
Asset Management & Custody Banks – 3.3%		
MCG Capital Corporation	586	$ 3,809
THL Credit, Inc.	475	6,495
TOTAL INVESTMENT FUNDS – 3.3%		**$ 10,304**
(Cost: $9,765)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.4%		
PacifiCorp, 0.000%, 4–1–11	$1,047	1,047
Master Note – 1.5%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (C)	4,770	4,770
TOTAL SHORT-TERM SECURITIES – 1.9%		**$ 5,817**
(Cost: $5,817)		
TOTAL INVESTMENT SECURITIES – 98.8%		**$306,272**
(Cost: $251,576)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		**3,740**
NET ASSETS – 100.0%		**$310,012**

Notes to Schedule of Investments

The following written options were outstanding at March 31, 2011:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
AmSurg Corp.	Goldman, Sachs & Company	—*	April 2011	$25.00	$ 19	$ (28)
Belo Corp., Class A	UBS Securities LLC	4	April 2011	9.00	31	(91)
IBERIABANK Corporation	Deutsche Banc Alex Brown Inc.	—*	May 2011	65.00	33	(24)
MarkWest Energy Partners, L.P.:	Goldman, Sachs & Company	—*	May 2011	45.00	16	(48)
	Goldman, Sachs & Company	—*	May 2011	49.00	14	(28)
MCG Capital Corporation	Deutsche Banc Alex Brown Inc.	3	August 2011	7.50	29	(39)
Payless ShoeSource, Inc.	Goldman, Sachs & Company	1	April 2011	25.00	16	(4)
Silgan Holdings Inc.	Goldman, Sachs & Company	—*	May 2011	40.00	7	(12)
					$165	$(274)

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Carter's, Inc.	Goldman, Sachs & Company	1	June 2011	$22.50	$ 29	$ (14)
Ceradyne, Inc.	Goldman, Sachs & Company	—*	May 2011	37.50	19	(12)
Coventry Health Care, Inc.	Goldman, Sachs & Company	—*	April 2011	30.00	19	(3)
					$ 67	$ (29)

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2011.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$290,151	$ —	$ —
Investment Funds	10,304	—	—
Short-Term Securities	—	5,817	—
Total	$300,455	$5,817	$ —
Liabilities			
Written Options	$ 149	$ 154	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Tax-Managed Equity Fund



Below, Sarah C. Ross, CFA, portfolio manager of the Ivy Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. Ms. Ross has managed the Fund since its May 2009 inception and has 15 years of industry experience.

Sarah C. Ross

Fiscal Year Performance

For the 12 Months Ended March 31, 2011	
Ivy Tax-Managed Equity Fund (Class A shares at net asset value)	12.71%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the equity market)	18.26%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	15.95%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund posted a very solid return for the past 12 months, but did not manage to keep pace with the Russell 1000 Growth Index. There were several key contributing factors to the Fund's relative underperformance for the year. First, in hindsight, it is clear we underestimated the negative impact from regulatory reform on the financial and health care sectors, which were the two largest detractors to performance. In addition, lower-quality, higher-beta and smaller-cap stocks once again led the market, as they did the prior year, as monetary and fiscal policy continued to create an environment more conducive to smaller, riskier companies with more operating and financial leverage relative to large, less-leveraged companies.

For much of the year, global macroeconomic concerns such as European sovereign debt issues, a slowdown in Chinese gross domestic product, and now the devastating impact of the Japan earthquake dominated the headlines and often overwhelmed individual company fundamentals. These events have created some doubt among market participants as to how strong and long the future economic recovery will be. These market events also have resulted in unusually high levels of stock correlations, thus making it a difficult relative performance year for many active managers. This intense macro focus did subside somewhat in the second half of the year, only to spike up in late March due to the crisis in Japan.

U.S. and most global corporations continue to report very strong profit growth and our confidence has grown in the sustainability of the global economic recovery. Amid all of the uncertainty, the Federal Reserve (the Fed) continues to maintain a very aggressive monetary policy, highlighted by the implementation of a second round of quantitative easing. The Fed announced its intention to purchase about $600 billion in Treasury securities in the open market over an eight-month period. The Fed's easy monetary stance has resulted in a liquidity-driven market and, in our view, was a key factor in the strong performance of smaller, lower-quality stocks. The end of this monetary stimulus will provide a more balanced return profile to small and large stocks, in our view. After a few years of headwinds, we believe large-company growth stock may perform better going forward.

Consistent approach and a focus on unique business franchises

Our investment strategy has remained consistent over time and continues to focus on identifying structurally advantaged companies that we believe can generate superior levels of profitability and growth over the long term. While our higher-quality focus did not particularly benefit fund performance this year or last, we remain steadfast in our conviction regarding the merits of our investment philosophy and process. In our view, this approach has stood the test of time and should serve the Fund's investors in the future.

The technology and consumer discretionary sectors were the key areas of emphasis during the year. We found the technology sector appealing due to its relatively attractive valuation, strong global presence and exposure to several powerful secular unit driven growth trends. We also were attracted to certain consumer discretionary companies, such as Wynn Resorts and Starwood Hotels, which appear well positioned to leverage their global brand strength in faster growing international markets, as well as benefit from the renewed corporate spending environment. We continue to remain underweighted (as we were last year) in consumer staples due to generally uninspiring growth prospects, and we continued to de-emphasize the health care sector due to competitive issues and regulatory headwinds, which we believe will result in ongoing profit pressures.

Brighter days ahead

We are fairly optimistic on the equity markets for 2011. The U.S. economy appears to be entering the year on firmer footing as corporate profits remain healthy and there appears to be increasingly encouraging signs on the employment front. Corporate capital expenditures and high-end consumer spending have strengthened, reflecting growing confidence in the sustainability of the economic expansion. We also believe that sentiment should be aided by a more balanced and predictable regulatory environment emanating out of Washington as a result of the midterm elections. We project steady but not robust economic growth as several important headwinds remain: namely, European sovereign debt worries, commodity cost pressures, emerging market inflation concerns and persistent weakness in the housing market. With profit margins approaching peak levels, we believe revenue growth will become an increasingly important driver to earnings growth. As earnings growth slows and monetary policy begins to normalize, we project improved relative performance for high-quality, large-cap growth strategies such as ours.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. While the Fund seeks to minimize tax distributions to shareholders, it may realize capital gains and earn some dividends. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Tax-Managed Equity Fund.

Ivy Tax-Managed Equity Fund

Asset Allocation

Stocks	**89.2%**
Information Technology	25.9%
Consumer Discretionary	22.3%
Industrials	11.6%
Energy	8.7%
Financials	7.1%
Consumer Staples	6.6%
Health Care	5.0%
Materials	2.0%
Cash and Cash Equivalents	**10.8%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	661/823	81

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Oracle Corporation	Information Technology
Schlumberger Limited	Energy
QUALCOMM Incorporated	Information Technology
Wynn Resorts, Limited	Consumer Discretionary
Halliburton Company	Energy
Amazon.com, Inc.	Consumer Discretionary
T. Rowe Price Group, Inc.	Financials
Cognizant Technology Solutions Corporation, Class A	Information Technology
Caterpillar Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Tax-Managed Equity Fund

(UNAUDITED)


Ivy Tax-Managed Equity Fund, Class A Shares(1) $13,285
Russell 1000 Growth Index $15,716
Lipper Large-Cap Growth Funds Universe Average(2) $14,804
$20,000
$15,000
$10,000
$5,000
$0
5-18 2009
6-30 2009
9-30 2009
12-31 2009
3-31 2010
3-31 2011

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above index (including income) is not available, investment in the index was effected as of May 31, 2009.

Average Annual Total Return(3)	Class A	Class B	Class C	Class I	Class Y(4)
1-year period ended 3-31-11	6.23%	8.03%	12.03%	13.04%	12.71%
5-year period ended 3-31-11	—	—	—	4.62%	—
10-year period ended 3-31-11	—	—	—	4.61%	—
Since inception of Class(5) through 3-31-11	16.42%	17.58%	19.42%	—	20.17%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(4)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(5)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

Ivy Tax-Managed Equity Fund

Before- and After-Tax Returns[1]	1-year period ended 3-31-11	5-year period ended 3-31-11	10-year period ended 3-31-11	Since inception of Class[2] through 3-31-11
Class A				
Before Taxes	6.23%	—%	—%	16.42%
After Taxes on Distributions	6.23%	—%	—%	16.42%
After Taxes on Distributions and Sale of Fund Shares	4.05%	—%	—%	14.09%
Class B				
Before Taxes	8.03%	—%	—%	17.58%
After Taxes on Distributions	8.03%	—%	—%	17.58%
After Taxes on Distributions and Sale of Fund Shares	5.22%	—%	—%	15.09%
Class C				
Before Taxes	12.03%	—%	—%	19.42%
After Taxes on Distributions	12.03%	—%	—%	19.42%
After Taxes on Distributions and Sale of Fund Shares	7.82%	—%	—%	16.69%
Class I				
Before Taxes	13.04%	4.62%	4.61%	N/A
After Taxes on Distributions	13.04%	4.62%	4.59%	N/A
After Taxes on Distributions and Sale of Fund Shares	8.48%	3.98%	4.02%	N/A
Class Y[3]				
Before Taxes	12.71%	—%	—%	20.17%
After Taxes on Distributions	12.71%	—%	—%	20.17%
After Taxes on Distributions and Sale of Fund Shares	8.26%	—%	—%	17.33%
Russell 1000 Growth Index	18.26%	4.34%	2.99%	N/A

(1)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(2)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

(3)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

Ivy Tax-Managed Equity Fund *(in thousands)*

MARCH 31, 2011

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.6%		
Boeing Company (The)	3	$ 195
Precision Castparts Corp.	2	231
		426
Air Freight & Logistics – 2.6%		
Expeditors International of Washington, Inc.	3	148
FedEx Corporation	2	154
		302
Apparel Retail – 0.6%		
Urban Outfitters, Inc. (A)	2	74
Application Software – 1.4%		
salesforce.com, inc. (A)	1	160
Asset Management & Custody Banks – 2.5%		
T. Rowe Price Group, Inc.	4	296
Auto Parts & Equipment – 2.7%		
BorgWarner Inc. (A)	2	147
Gentex Corporation	6	173
		320
Automotive Retail – 1.2%		
AutoZone, Inc. (A)	1	142
Biotechnology – 0.2%		
Ironwood Pharmaceuticals, Inc., Class A (A)	2	28
Broadcasting – 2.9%		
CBS Corporation, Class B	9	230
Discovery Holding Company, Class A (A)	3	105
		335
Casinos & Gaming – 3.9%		
Las Vegas Sands, Inc. (A)	4	157
Wynn Resorts, Limited	2	311
		468
Communications Equipment – 3.4%		
QUALCOMM Incorporated	7	397
Computer Hardware – 5.9%		
Apple Inc. (A)	2	701
Computer Storage & Peripherals – 1.6%		
NetApp, Inc. (A)	4	188
Construction & Farm Machinery & Heavy Trucks – 3.2%		
Caterpillar Inc.	2	274
Deere & Company	1	97
		371
Consumer Finance – 1.6%		
American Express Company	4	185
Electrical Components & Equipment – 2.2%		
Emerson Electric Co.	4	260
General Merchandise Stores – 0.8%		
Target Corporation	2	93

COMMON STOCKS (Continued)	Shares	Value
Hotels, Resorts & Cruise Lines – 3.1%		
Carnival Corporation	3	$ 112
Starwood Hotels & Resorts Worldwide, Inc.	4	248
		360
Household Products – 1.0%		
Colgate-Palmolive Company	1	115
Hypermarkets & Super Centers – 1.1%		
Costco Wholesale Corporation	2	131
Industrial Gases – 1.2%		
Praxair, Inc.	1	137
Internet Retail – 2.6%		
Amazon.com, Inc. (A)	2	301
Investment Banking & Brokerage – 1.9%		
Goldman Sachs Group, Inc. (The)	1	225
IT Consulting & Other Services – 2.4%		
Cognizant Technology Solutions Corporation, Class A (A)	3	284
Life Sciences Tools & Services – 1.7%		
Thermo Fisher Scientific Inc. (A)	4	196
Movies & Entertainment – 1.4%		
Walt Disney Company (The)	4	161
Oil & Gas Equipment & Services – 8.7%		
Halliburton Company	6	310
National Oilwell Varco, Inc.	3	255
Schlumberger Limited	5	459
		1,024
Other Diversified Financial Services – 1.1%		
JPMorgan Chase & Co.	3	128
Personal Products – 1.9%		
Estee Lauder Companies Inc. (The), Class A	2	228
Pharmaceuticals – 3.1%		
Allergan, Inc.	4	255
Teva Pharmaceutical Industries Limited, ADR . . .	2	106
		361
Restaurants – 3.1%		
Starbucks Corporation	6	225
YUM! Brands, Inc.	3	136
		361
Semiconductor Equipment – 2.1%		
ASML Holding N.V., NY Registry Shares	2	80
Lam Research Corporation (A)	3	167
		247
Semiconductors – 3.8%		
Altera Corporation	2	88
ARM Holdings plc, ADR	2	52
Broadcom Corporation, Class A	4	173
Microchip Technology Incorporated	4	134
		447

Ivy Tax-Managed Equity Fund (in thousands) MARCH 31, 2011

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 2.6%		
Coca-Cola Company (The)	3	$ 185
PepsiCo, Inc.	2	110
		295
Specialty Chemicals – 0.8%		
Ecolab Inc.	2	98
Systems Software – 5.3%		
Oracle Corporation	16	531
VMware, Inc., Class A (A)	1	99
		630
TOTAL COMMON STOCKS – 89.2%		**$10,475**
(Cost: $8,559)		

SHORT-TERM SECURITIES – 10.1%	Principal	Value
Master Note		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (B)	$1,180	**$ 1,180**
(Cost: $1,180)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$11,655**
(Cost: $9,739)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**85**
NET ASSETS – 100.0%		**$11,740**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$10,475	$ —	$ —
Short-Term Securities	—	1,180	—
Total	$10,475	$1,180	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Below, Matthew T. Norris, CFA, portfolio manager of the Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2011. He has managed the Fund since its inception and has 19 years of industry experience.

Matthew T. Norris

Fiscal Year Performance

For the 12 Months Ended March 31, 2011

Ivy Value Fund (Class A shares at net asset value)	15.23%
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (generally reflects the performance of value-style stocks)	15.15%
Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	12.95%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

We are pleased to report the Fund had an outstanding year on both an absolute and relative basis (before the effects of sales charges). The equity markets enjoyed a nice upward rally during the last 12 months, with large value oriented names participating in line. Fund performance was driven by careful, individual stock selection.

As the U.S. economy continued to rebound from the 2008 recession, corporate earnings improved and equities were generally strong. Inflation remains a concern, but has not been a negative yet. The Federal Reserve also has employed loose monetary policy to stimulate the economy. The Fund was able to purchase a number of high-quality companies at what we believed were very attractive prices during the downturn, and those investments have paid off.

Solid stock selection, an opportunistic approach

The Fund did well during the period due to solid individual stock selection. When the Fund portfolio is over- or under-represented in a particular sector, it is a result of individual stock selection and not a broad-based call. During the year, macro concerns caused the correlation of stocks to increase, with lesser regard for individual company fundamentals. When short-term fears hit the market, and especially individual companies, we often have opportunities to purchase firms at well below what we view their intrinsic value. For example, Wells Fargo & Company fell below $24 twice during the summer as fears hit the banking sector over mortgages. Our analysis led us to believe the company had an intrinsic value significantly higher than that, so we took that opportunity to meaningfully increase our position. The stock recovered notably, closing on March 31, 2011 at $31.71. We are very comfortable with this investment and continue to hold it.

Money-making prospects abound

We remain constructive on the equity markets, especially with individual names we find compelling. While total equity returns may not approach the 20 percent level seen this past year, we believe there still are many money-making prospects around. On a macro level, we would like to see a supportive backdrop with continued gross domestic product (GDP) growth and lower unemployment. One potential risk is higher energy prices, since those are driven more on a global basis than simply by the United States. We are also watching carefully the removal of various government stimuli across the globe. The U.S. Federal Reserve has put money into the economy via an operation called "quantitative easing," which in its simplest form involves the Fed buying bonds so the cash goes out into the market. This will need to end at some point, and should inflation emerge, the response likely will be to raise interest rates. China already has been raising rates as they attempt to avoid inflation. Higher rates are in general not supportive of a strong equity market.

Ivy Value Fund has an outstanding long-term performance record. We occasionally have short-term volatility from quarter to quarter, but as long-term investors, we view those volatile periods as opportunities rather than threats. The Fund will continue to purchase high-quality companies when their stock price is below the value we believe is correct for that company, and will continue to sell those same names when they reach appropriate valuations. We believe bottom-up, company-by-company analysis will produce solid returns over the long haul.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value

may decrease. These and other risks are more fully described in the Fund's prospectus.

The Fund may use derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk, as the value of investments in derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

Ivy Value Fund

ALL DATA IS AS OF MARCH 31, 2011 (UNAUDITED)

Asset Allocation

Stocks	**94.0%**
Financials	31.9%
Energy	17.4%
Information Technology	12.3%
Consumer Staples	9.5%
Health Care	8.6%
Industrials	6.5%
Consumer Discretionary	6.2%
Utilities	0.9%
Materials	0.7%
Warrants	**1.0%**
Cash and Cash Equivalents	**5.0%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	95/504	19
3 Year	24/464	6
5 Year	49/400	13
10 Year	77/224	35

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Wells Fargo & Company	Financials
ConocoPhillips	Energy
ACE Limited	Financials
Bank of America Corporation	Financials
McKesson Corporation	Health Care
Hewlett-Packard Company	Information Technology
Xerox Corporation	Information Technology
Occidental Petroleum Corporation	Energy
CVS Corporation	Consumer Staples
Travelers Companies, Inc. (The)	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Ivy Value Fund



	Value
Ivy Value Fund, Class A Shares[1]	$15,584
Russell 1000 Value Index	$16,685
Lipper Large-Cap Value Funds Universe Average	$15,450

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-11	8.61%	9.43%	14.28%	8.93%	15.71%	15.47%
5-year period ended 3-31-11	2.01%	1.70%	2.29%	—	—	3.50%
10-year period ended 3-31-11	3.44%	—	—	—	—	—
Since inception of Class[4] through 3-31-11	—	4.46%	4.79%	-0.44%	1.17%	5.99%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.*

(3)*Class E shares are not currently available for investment.*

(4)*12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

The Advantus Cornerstone Fund merged into the Ivy Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Cornerstone Fund Class A shares, restated to reflect current sales charges applicable to Ivy Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Value Fund. If these expenses were reflected, performance shown would differ.

Ivy Value Fund (in thousands) MARCH 31, 2011

COMMON STOCKS	Shares	Value
Advertising – 2.0%		
Omnicom Group Inc.	42	$ 2,075
Aerospace & Defense – 1.9%		
Honeywell International Inc.	33	1,982
Biotechnology – 1.8%		
Amgen Inc. (A)	34	1,807
Brewers – 1.1%		
Molson Coors Brewing Company, Class B	24	1,125
Broadcasting – 0.3%		
CBS Corporation, Class B	13	316
Cable & Satellite – 2.4%		
Time Warner Cable Inc.	33	2,383
Computer Hardware – 3.8%		
Hewlett–Packard Company	95	3,904
Consumer Finance – 2.5%		
Capital One Financial Corporation	49	2,536
Department Stores – 1.5%		
Macy's Inc.	63	1,516
Diversified Banks – 4.7%		
Wells Fargo & Company	152	4,806
Diversified Metals & Mining – 0.7%		
Freeport–McMoRan Copper & Gold Inc., Class B	13	733
Drug Retail – 3.5%		
CVS Corporation	104	3,576
Electric Utilities – 0.9%		
PPL Corporation (B)	38	949
Health Care Distributors – 3.8%		
McKesson Corporation	51	4,000
Industrial Conglomerates – 2.4%		
General Electric Company	117	2,340
Industrial Machinery – 2.2%		
Ingersoll–Rand plc	47	2,271
Integrated Oil & Gas – 9.6%		
ConocoPhillips	56	4,479
Marathon Oil Corporation (B)	31	1,669
Occidental Petroleum Corporation	35	3,636
		9,784
Investment Banking & Brokerage – 6.0%		
Goldman Sachs Group, Inc. (The)	22	3,470
Morgan Stanley	96	2,620
		6,090
IT Consulting & Other Services – 2.9%		
Accenture plc, Class A (B)	22	1,198
International Business Machines Corporation	11	1,713
		2,911

COMMON STOCKS (Continued)	Shares	Value
Managed Health Care – 2.2%		
WellPoint, Inc.	32	$ 2,226
Office Electronics – 3.7%		
Xerox Corporation	354	3,775
Oil & Gas Equipment & Services – 2.1%		
National Oilwell Varco, Inc. (B)	27	2,101
Oil & Gas Storage & Transportation – 5.7%		
Energy Transfer Equity, L.P.	23	1,013
Enterprise Products Partners L.P.	24	1,016
MarkWest Energy Partners, L.P. (B)	33	1,575
Regency Energy Partners LP	82	2,237
		5,841
Other Diversified Financial Services – 4.2%		
Bank of America Corporation	324	4,315
Packaged Foods & Meats – 1.6%		
J.M. Smucker Company (The)	23	1,628
Pharmaceuticals – 0.8%		
Johnson & Johnson	13	776
Property & Casualty Insurance – 9.8%		
ACE Limited	68	4,418
Travelers Companies, Inc. (The)	59	3,495
XL Group plc	88	2,155
		10,068
Regional Banks – 2.6%		
Regions Financial Corporation	139	1,011
SunTrust Banks, Inc.	56	1,626
		2,637
Reinsurance – 2.1%		
RenaissanceRe Holdings Ltd. (B)	31	2,132
Soft Drinks – 2.0%		
Dr Pepper Snapple Group, Inc.	56	2,085
Systems Software – 1.9%		
Symantec Corporation (A)	104	1,936
Tobacco – 1.3%		
Philip Morris International Inc.	20	1,299
TOTAL COMMON STOCKS – 94.0%		**$ 95,923**
(Cost: $78,454)		

WARRANTS	Shares	Value
Diversified Banks – 0.6%		
Wells Fargo & Company	48	544
Other Diversified Financial Services – 0.4%		
Bank of America Corporation	58	444
TOTAL WARRANTS – 1.0%		**$ 988**
(Cost: $883)		

Ivy Value Fund *(in thousands)* MARCH 31, 2011

SHORT–TERM SECURITIES	Principal	Value
Commercial Paper (C) – 2.8%		
Prudential Funding LLC, 0.000%, 4–1–11	$2,833	$ 2,833
Master Note – 1.7%		
Toyota Motor Credit Corporation, 0.127%, 4–1–11 (D)	1,771	1,771
TOTAL SHORT–TERM SECURITIES – 4.5%		$ 4,604
(Cost: $4,604)		
TOTAL INVESTMENT SECURITIES – 99.5%		$101,515
(Cost: $83,941)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		531
NET ASSETS – 100.0%		$102,046

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities serve as cover or collateral for the following written options outstanding at March 31, 2011:

Underlying Security	Counterparty	Contracts Subject to Call	Expiration Month	Exercise Price	Premium Received	Market Value
Accenture plc, Class A:	Goldman, Sachs & Company	—*	May 2011	$55.00	$ 10	$ (16)
	Goldman, Sachs & Company	—*	May 2011	57.50	4	(6)
Marathon Oil Corporation	UBS Securities LLC	—*	April 2011	50.00	16	(73)
MarkWest Energy Partners, L.P.:	Goldman, Sachs & Company	—*	May 2011	45.00	10	(31)
	Goldman, Sachs & Company	—*	May 2011	49.00	9	(18)
National Oilwell Varco, Inc.	UBS Securities LLC	—*	May 2011	90.00	15	(13)
PPL Corporation	Goldman, Sachs & Company	—*	July 2011	27.00	11	(9)
RenaissanceRe Holdings Ltd.:	Morgan Stanley Smith Barney LLC	—*	April 2011	65.00	11	(59)
	Morgan Stanley Smith Barney LLC	—*	July 2011	65.00	29	(73)
					$115	$(298)

Underlying Security	Counterparty	Contracts Subject to Put	Expiration Month	Exercise Price	Premium Received	Market Value
Allstate Corporation	Goldman, Sachs & Company	1	July 2011	$27.00	$ 61	$ (32)
Honeywell International Inc.	Goldman, Sachs & Company	—*	May 2011	50.00	3	(1)
Johnson & Johnson:	Goldman, Sachs & Company	—*	July 2011	50.00	8	(7)
	Goldman, Sachs & Company	—*	July 2011	52.50	15	(11)
XL Group plc	Goldman, Sachs & Company	—*	May 2011	20.00	5	(3)
					$ 92	$ (54)

*Not shown due to rounding.

(C)Rate shown is the yield to maturity at March 31, 2011.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2011. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2011. See Note 1 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$95,923	$ —	$ —
Warrants	988	—	—
Short-Term Securities	—	4,604	—
Total	$96,911	$4,604	$ —
Liabilities			
Written Options	$ 352	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Written Options
Beginning Balance 4-1-10	$(34)
Net realized gain (loss)	14
Net unrealized appreciation (depreciation)	18
Purchases	—
Sales	2
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	—
Ending Balance 3-31-11	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-11	$ —

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund
ASSETS							
Investments in unaffiliated securities at market value+	$411,301	$ 465,808	$268,159	$332,315	$350,026	$ 263,828	$228,787
Investments at Market Value	411,301	465,808	268,159	332,315	350,026	263,828	228,787
Cash	11	1	1	61	57	1	15
Restricted cash+	—	—	—	—	—	5,680	—
Investment securities sold receivable	21,200	—	—	315	4,401	849	287
Dividends and interest receivable	3,148	357	213	1,062	377	1,478	2,898
Capital shares sold receivable	1,153	859	1,019	197	651	252	683
Receivable from affiliates	5	7	4	33	8	—	238
Unrealized appreciation on forward foreign currency contracts	—	—	—	598	—	—	122
Variation margin receivable	11	—	—	—	—	—	—
Prepaid and other assets	40	35	30	30	30	27	34
Total Assets	436,869	467,067	269,426	334,611	355,550	272,115	233,064
LIABILITIES							
Investment securities purchased payable	55,251	—	—	2,829	8,826	213	520
Capital shares redeemed payable	1,220	5,106	1,679	1,271	494	418	396
Distributions payable	119	—	—	—	—	—	—
Trustees and Chief Compliance Officer fees payable	51	26	79	93	17	58	3
Distribution and service fees payable	3	4	4	3	4	2	3
Shareholder servicing payable	98	126	78	147	89	122	59
Investment management fee payable	6	8	5	9	7	6	4
Accounting services fee payable	11	13	8	9	9	8	8
Unrealized depreciation on forward foreign currency contracts	—	—	—	1,313	—	6,190	555
Variation margin payable	4	—	—	—	—	—	—
Other liabilities	118	19	13	22	14	22	20
Total Liabilities	56,881	5,302	1,866	5,696	9,460	7,039	1,568
Total Net Assets	$379,988	$ 461,765	$267,560	$328,915	$346,090	$ 265,076	$231,496
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$424,069	$ 569,725	$207,116	$342,421	$295,571	$ 398,737	$224,367
Undistributed (distributions in excess of) net investment income	—	(25)	(123)	(216)	96	(319)	567
Accumulated net realized gain (loss)	(31,855)	(219,353)	10,727	(77,227)	(38,504)	(174,581)	1,537
Net unrealized appreciation (depreciation)	(12,226)	111,418	49,840	63,937	88,927	41,239	5,025
Total Net Assets	$379,988	$ 461,765	$267,560	$328,915	$346,090	$ 265,076	$231,496
CAPITAL SHARES OUTSTANDING:							
Class A	32,963	39,352	13,014	17,893	15,598	8,004	13,616
Class B	937	688	554	1,226	979	343	668
Class C	2,543	3,506	10,750	2,665	3,145	654	4,253
Class E	333	281	174	51	202	3	N/A
Class I	133	3,269	466	404	428	1,713	2,386
Class Y	705	688	977	1,383	1,117	84	1,439
NET ASSET VALUE PER SHARE:							
Class A	$10.10	$9.73	$10.68	$14.00	$16.14	$24.61	$10.35
Class B	$10.10	$8.81	$9.59	$13.43	$15.98	$23.40	$10.35
Class C	$10.10	$8.89	$9.77	$13.48	$16.03	$23.58	$10.35
Class E	$10.10	$9.76	$10.67	$14.04	$16.10	$24.76	N/A
Class I	$10.10	$9.85	$11.50	$14.23	$16.17	$24.82	$10.35
Class Y	$10.10	$9.78	$11.27	$14.15	$16.16	$24.75	$10.36
+COST							
Investments in unaffiliated securities at cost	$423,454	$ 354,390	$218,322	$267,638	$261,098	$ 216,473	$223,330
Restricted cash at cost	—	—	—	—	—	5,680	—

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy High Income Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited- Term Bond Fund	Ivy Managed European/ Pacific Fund
ASSETS							
Investments in unaffiliated securities at market value+	$2,093,399	$292,741	$1,267,375	$203,824	$952,324	$1,149,844	$ 161
Investments in affiliated securities at market value+	—	—	—	—	—	—	93,238
Investments at Market Value	2,093,399	292,741	1,267,375	203,824	952,324	1,149,844	93,399
Cash	5,478	1	—*	20	2	6	1
Cash denominated in foreign currencies at market value+	—	—	1,761	—	—	—	—
Restricted cash+	—	2,020	—	2,924	—	—	—
Investment securities sold receivable	11,307	455	7,459	—	2,539	—	—
Dividends and interest receivable	32,381	2,535	3,996	1,354	260	7,551	—*
Capital shares sold receivable	24,756	423	8,427	180	1,827	4,921	160
Receivable from affiliates	3	5	8	4	245	3	—
Unrealized appreciation on forward foreign currency contracts	—	619	—	—	—	—	—
Unrealized appreciation on swap agreements	—	—	—	1,224	—	—	—
Prepaid and other assets	93	35	49	31	36	61	33
Total Assets	2,167,417	298,834	1,289,075	209,561	957,233	1,162,386	93,593
LIABILITIES							
Investment securities purchased payable	87,838	1,976	31,079	—	6,699	17,437	122
Capital shares redeemed payable	3,679	432	3,197	322	1,678	3,833	145
Distributions payable	1,996	—	—	—	—	255	—
Trustees and Chief Compliance Officer fees payable	35	28	32	68	55	34	2
Distribution and service fees payable	21	2	10	2	7	12	1
Shareholder servicing payable	392	96	284	66	219	229	15
Investment management fee payable	32	6	29	5	18	15	—*
Accounting services fee payable	22	8	22	8	19	22	2
Unrealized depreciation on forward foreign currency contracts	—	2,398	—	—	—	—	—
Unrealized depreciation on swap agreements	—	—	—	42	—	—	—
Other liabilities	35	56	65	28	19	50	10
Total Liabilities	94,050	5,002	34,718	541	8,714	21,887	297
Total Net Assets	$2,073,367	$293,832	$1,254,357	$209,020	$948,519	$1,140,499	$ 93,296
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,933,911	$310,366	$1,114,445	$215,226	$759,271	$1,116,094	$ 99,095
Undistributed (distributions in excess of) net investment income	—	2,761	840	(1,118)	(54)	—	(2)
Accumulated net realized gain (loss)	35,682	(43,691)	4,084	(32,991)	(38,604)	(691)	(27,308)
Net unrealized appreciation	103,774	24,396	134,988	27,903	227,906	25,096	21,511
Total Net Assets	$2,073,367	$293,832	$1,254,357	$209,020	$948,519	$1,140,499	$ 93,296
CAPITAL SHARES OUTSTANDING:							
Class A	121,411	14,018	39,245	4,287	40,377	71,872	9,889
Class B	5,933	533	1,281	141	866	2,156	220
Class C	49,200	1,542	8,408	1,020	4,247	19,600	245
Class E	434	114	180	3	121	133	24
Class I	45,375	2,768	17,841	684	12,382	4,613	45
Class R	N/A	N/A	N/A	N/A	1,461	N/A	N/A
Class Y	22,689	372	6,956	264	10,266	4,928	62
NET ASSET VALUE PER SHARE:							
Class A	$8.46	$15.19	$17.14	$33.23	$13.61	$11.04	$8.90
Class B	$8.46	$14.93	$15.64	$29.99	$11.99	$11.04	$8.74
Class C	$8.46	$15.02	$15.65	$29.93	$12.49	$11.04	$8.77
Class E	$8.46	$15.20	$17.21	$33.22	$13.60	$11.04	$8.93
Class I	$8.46	$15.31	$17.22	$33.50	$13.93	$11.04	$8.98
Class R	N/A	N/A	N/A	N/A	$13.46	N/A	N/A
Class Y	$8.46	$15.25	$17.23	$33.28	$13.80	$11.04	$8.92
+COST							
Investments in unaffiliated securities at cost	$1,989,625	$266,635	$1,132,449	$177,211	$724,418	$1,124,748	$ 161
Investments in affiliated securities at cost	—	—	—	—	—	—	71,727
Cash denominated in foreign currencies at cost	—	—	1,761	—	—	—	—
Restricted cash at cost	—	2,020	—	2,905	—	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund
ASSETS							
Investments in unaffiliated securities at market value+	$ 407	$89,243	$805,463	$201,896	$85,472	$349,156	$803,434
Investments in affiliated securities at market value+	197,505	—	—	—	—	—	2,130
Investments at Market Value	197,912	89,243	805,463	201,896	85,472	349,156	805,564
Cash	1	—*	1	107	—*	1	1
Cash denominated in foreign currencies at market value+	—	—	—	—	—	—	11,710
Restricted cash+	—	—	—	—	—	—	3,916
Investment securities sold receivable	—	348	904	—	—	151	9,513
Dividends and interest receivable	—*	11	314	337	1,341	5,824	167
Capital shares sold receivable	330	348	11,596	416	459	4,057	1,277
Receivable from affiliates	—*	—	56	592	—*	15	—
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	—	530
Prepaid and other assets	39	33	57	29	27	52	39
Total Assets	198,282	89,983	818,391	203,377	87,299	359,256	832,717
LIABILITIES							
Investment securities purchased payable	336	2,064	19,557	—	—	5,024	12,236
Capital shares redeemed payable	370	132	584	1,888	645	901	2,153
Distributions payable	—	—	—	—*	38	207	—
Trustees and Chief Compliance Officer fees payable	4	—*	26	19	8	1	44
Distribution and service fees payable	2	1	7	1	1	3	5
Shareholder servicing payable	25	30	165	46	14	43	267
Investment management fee payable	—*	2	18	2	1	4	21
Accounting services fee payable	4	4	15	7	4	9	18
Written options at market value+	—	—	294	—	—	—	916
Other liabilities	11	16	23	14	10	135	107
Total Liabilities	752	2,249	20,689	1,977	721	6,327	15,767
Total Net Assets	$197,530	$87,734	$797,702	$201,400	$86,578	$352,929	$816,950
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$198,137	$68,460	$632,691	$201,446	$86,027	$366,208	$669,379
Undistributed (distributions in excess of) net investment income	(4)	(1,069)	(23)	—	16	182	2,297
Accumulated net realized gain (loss)	(33,229)	5,123	18,631	(46)	(505)	(710)	(7,122)
Net unrealized appreciation (depreciation)	32,626	15,220	146,403	—	1,040	(12,751)	152,396
Total Net Assets	$197,530	$87,734	$797,702	$201,400	$86,578	$352,929	$816,950
CAPITAL SHARES OUTSTANDING:							
Class A	19,624	3,988	20,119	158,690	5,817	30,841	35,415
Class B	363	70	757	7,417	165	876	1,082
Class C	562	219	4,048	31,872	1,815	13,753	2,136
Class E	22	N/A	154	3,468	N/A	N/A	8
Class I	40	159	6,070	N/A	53	27,658	9,171
Class R	N/A	N/A	1,157	N/A	N/A	N/A	N/A
Class Y	57	36	10,991	N/A	55	1,223	548
NET ASSET VALUE PER SHARE:							
Class A	$9.56	$19.63	$18.36	$1.00	$10.95	$4.75	$16.94
Class B	$9.48	$19.27	$16.40	$1.00	$10.95	$4.75	$14.64
Class C	$9.49	$19.42	$17.04	$1.00	$10.95	$4.75	$15.10
Class E	$9.57	N/A	$18.17	$1.00	N/A	N/A	$17.15
Class I	$9.58	$19.73	$19.07	N/A	$10.95	$4.75	$17.39
Class R	N/A	N/A	$18.27	N/A	N/A	N/A	N/A
Class Y	$9.55	$19.64	$18.86	N/A	$10.95	$4.75	$17.25
+COST							
Investments in unaffiliated securities at cost	$ 407	$74,023	$659,071	$201,896	$84,432	$361,906	$651,744
Investments in affiliated securities at cost	164,879	—	—	—	—	—	3,304
Cash denominated in foreign currencies at cost	—	—	—	—	—	—	11,249
Restricted cash at cost	—	—	—	—	—	—	3,894
Written options premiums received at cost	—	—	305	—	—	—	1,773

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS				
Investments in unaffiliated securities at market value+	$774,581	$306,272	$11,655	$101,515
Investments at Market Value	774,581	306,272	11,655	101,515
Cash	1	1	1	4
Investment securities sold receivable	939	4,381	—	1,705
Dividends and interest receivable	36	346	4	144
Capital shares sold receivable	8,637	1,017	72	457
Receivable from affiliates	5	—	—	15
Unrealized appreciation on swap agreements	220	—	—	—
Variation margin receivable	36	—	—	—
Prepaid and other assets	46	43	23	31
Total Assets	784,501	312,060	11,755	103,871
LIABILITIES				
Investment securities purchased payable	1,553	1,052	—	1,312
Capital shares redeemed payable	1,408	522	2	90
Trustees and Chief Compliance Officer fees payable	136	23	—*	13
Distribution and service fees payable	9	3	—*	1
Shareholder servicing payable	173	116	2	39
Investment management fee payable	18	7	—	2
Accounting services fee payable	15	8	1	4
Written options at market value+	—	303	—	352
Other liabilities	20	14	10	12
Total Liabilities	3,332	2,048	15	1,825
Total Net Assets	$781,169	$310,012	$11,740	$102,046
NET ASSETS				
Capital paid in (shares authorized – unlimited)	$568,043	$231,351	$ 9,873	$ 86,276
Undistributed (distributions in excess of) net investment income	(138)	322	—*	411
Accumulated net realized gain (loss)	1,793	23,714	(49)	(2,070)
Net unrealized appreciation	211,471	54,625	1,916	17,429
Total Net Assets	$781,169	$310,012	$11,740	$102,046
CAPITAL SHARES OUTSTANDING:				
Class A	15,574	14,021	750	4,832
Class B	810	367	46	168
Class C	14,726	1,132	56	473
Class E	171	7	N/A	6
Class I	4,703	208	67	131
Class R	995	N/A	N/A	N/A
Class Y	12,744	1,420	48	99
NET ASSET VALUE PER SHARE:				
Class A	$15.39	$18.12	$12.15	$17.93
Class B	$13.56	$16.66	$12.01	$17.15
Class C	$14.07	$17.09	$12.01	$17.53
Class E	$15.36	$18.43	N/A	$18.03
Class I	$17.83	$18.83	$12.22	$18.05
Class R	$15.38	N/A	N/A	N/A
Class Y	$17.38	$18.58	$12.15	$17.99
+COST				
Investments in unaffiliated securities at cost	$563,886	$251,576	$ 9,739	$ 83,941
Written options premiums received at cost	—	232	—	207

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS
Ivy Funds

FOR THE YEAR ENDED MARCH 31, 2011

(In thousands)	Ivy Bond Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 22	$ 5,979	$ 2,779	$ 7,471	$ 6,399	$ 4,870	$ 24
Foreign dividend withholding tax	—	(1)	(3)	(739)	(3)	(574)	—
Interest and amortization from unaffiliated securities	11,268	123	36	15	22	15	8,766
Foreign interest withholding tax	—	—	—	—	—	—	(12)
Total Investment Income	11,290	6,101	2,812	6,747	6,418	4,311	8,778
EXPENSES							
Investment management fee	1,443	3,589	1,526	3,213	1,980	2,215	1,216
Distribution and service fees:							
Class A	579	845	267	605	509	457	288
Class B	75	64	47	173	121	81	62
Class C	257	367	943	374	431	164	419
Class E	7	6	3	1	7	—*	N/A
Class Y	16	18	17	44	39	6	38
Shareholder servicing:							
Class A	574	947	338	1,110	554	969	274
Class B	44	26	29	106	53	62	18
Class C	57	82	300	117	90	69	66
Class E	16	19	10	5	25	—*	N/A
Class I	1	262	7	10	10	56	26
Class Y	11	11	11	31	24	4	24
Registration fees	129	116	114	98	98	94	100
Custodian fees	36	23	13	68	14	70	26
Trustees and Chief Compliance Officer fees	10	22	16	22	11	15	7
Accounting services fee	102	160	90	103	99	96	81
Professional fees	18	16	17	26	23	24	34
Other	32	74	39	62	66	52	27
Total Expenses	3,407	6,647	3,787	6,168	4,154	4,434	2,706
Less:							
Expenses in excess of limit	(8)	(15)	(7)	(63)	(17)	—	(454)
Total Net Expenses	3,399	6,632	3,780	6,105	4,137	4,434	2,252
Net Investment Income (Loss)	7,891	(531)	(968)	642	2,281	(123)	6,526
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	5,398	20,357	25,502	23,709	5,576	6,192	2,445
Futures contracts	226	—	—	—	—	668	—
Written options	—	(51)	—	—	—	—	—
Forward foreign currency contracts	—	—	—	2,067	—	4,396	46
Foreign currency exchange transactions	—	—	5	(83)	—	(120)	1
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	4,203	45,425	20,366	12,120	48,286	29,991	(924)
Futures contracts	82	—	—	—	—	—	—
Written options	—	421	—	—	—	—	—
Forward foreign currency contracts	—	—	—	(5,917)	—	(6,372)	(172)
Foreign currency exchange transactions	—	—	2	(196)	—	162	3
Net Realized and Unrealized Gain	9,909	66,152	45,875	31,700	53,862	34,917	1,399
Net Increase in Net Assets Resulting from Operations	$17,800	$65,621	$44,907	$32,342	$56,143	$34,794	$7,925

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

2011 ANNUAL REPORT 193

(In thousands)	Ivy High Income Fund	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/ Pacific Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 21	$ 6,884	$ 26,003	$ 5,704	$ 10,125	$ —	$ —
Dividends from affiliated securities	—	—	—	—	—	—	73
Foreign dividend withholding tax	—	(573)	(2,267)	(298)	(19)	—	—
Interest and amortization from unaffiliated securities	141,654	4,523	70	15	38	34,757	—*
Foreign interest withholding tax	—	(34)	—	—	—	—	—
Total Investment Income	141,675	10,800	23,806	5,421	10,144	34,757	73
EXPENSES							
Investment management fee	8,902	1,882	7,567	1,573	6,158	5,193	42
Distribution and service fees:							
Class A	1,951	480	1,272	261	1,199	1,824	198
Class B	397	76	175	41	93	250	17
Class C	3,151	224	1,005	294	488	2,417	21
Class E	7	4	6	—*	3	2	1
Class R	N/A	N/A	N/A	N/A	81	N/A	N/A
Class Y	319	14	235	8	292	162	1
Shareholder servicing:							
Class A	1,456	669	1,414	353	1,118	1,109	90
Class B	93	43	71	21	51	56	4
Class C	427	59	197	135	107	309	3
Class E	20	14	24	—*	9	3	—*
Class I	402	61	264	36	331	84	—*
Class R	N/A	N/A	N/A	N/A	32	N/A	N/A
Class Y	203	9	150	6	178	103	—*
Registration fees	189	96	152	92	136	194	93
Custodian fees	61	98	229	267	40	39	3
Trustees and Chief Compliance Officer fees	53	12	32	14	36	42	3
Accounting services fee	267	98	221	76	228	261	27
Professional fees	50	27	29	25	23	27	10
Other	206	44	112	33	105	93	21
Total Expenses	18,154	3,910	13,155	3,235	10,708	12,168	534
Less:							
Expenses in excess of limit	(7)	(11)	(16)	(5)	(603)	(5)	—
Total Net Expenses	18,147	3,899	13,139	3,230	10,105	12,163	534
Net Investment Income (Loss)	123,528	6,901	10,667	2,191	39	22,594	(461)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	80,947	23,423	63,115	18,340	45,585	3,264	—
Investments in affiliated securities	—	—	—	—	—	—	(2,589)
Swap agreements	—	—	—	2,335	—	—	—
Forward foreign currency contracts	131	1,872	(542)	546	—	—	—
Foreign currency exchange transactions	(163)	(120)	(879)	(171)	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	14,585	5,098	75,722	4,002[(1)]	71,597	(3,773)	—
Investments in affiliated securities	—	—	—	—	—	—	14,314
Swap agreements	—	—	—	1,182	—	—	—
Forward foreign currency contracts	(516)	(2,317)	—	(1,553)	—	—	—
Foreign currency exchange transactions	62	119	79	85	—	—	—
Net Realized and Unrealized Gain (Loss)	95,046	28,075	137,495	24,766	117,182	(509)	11,725
Net Increase in Net Assets Resulting from Operations	$218,574	$34,976	$148,162	$26,957	$117,221	$22,085	$11,264

*Not shown due to rounding.

(1)Net of India deferred taxes of $3.

(In thousands)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 106	$ 4,708	$ —	$ —	$ —	$13,302
Dividends from affiliated securities	1,500	—	—	—	—	—	—
Foreign dividend withholding tax	—	(3)	—	—	—	—	(1,335)
Interest and amortization from unaffiliated securities	1	4	40	1,008	4,271	11,952	54
Total Investment Income	1,501	107	4,748	1,008	4,271	11,952	12,021
EXPENSES							
Investment management fee	85	532	3,498	901	458	1,104	7,001
Distribution and service fees:							
Class A	404	128	571	—	150	237	1,356
Class B	33	8	83	85	18	32	158
Class C	49	25	329	395	247	433	331
Class E	—*	N/A	5	—	N/A	N/A	—*
Class R	N/A	N/A	50	N/A	N/A	N/A	N/A
Class Y	1	1	256	N/A	1	8	23
Shareholder servicing:							
Class A	139	181	703	287	71	82	2,000
Class B	6	7	43	23	3	3	110
Class C	5	10	74	60	30	31	118
Class E	—*	N/A	17	11	N/A	N/A	—*
Class I	—*	2	48	N/A	1	107	204
Class R	N/A	N/A	20	N/A	N/A	N/A	N/A
Class Y	1	1	160	N/A	1	5	14
Registration fees	100	82	131	107	93	139	128
Custodian fees	3	35	23	17	7	12	588
Trustees and Chief Compliance Officer fees	6	2	15	10	4	7	30
Accounting services fee	43	39	129	91	48	79	196
Professional fees	11	12	17	23	16	17	35
Other	26	14	51	29	13	14	107
Total Expenses	912	1,079	6,223	2,039	1,161	2,310	12,399
Less:							
Expenses in excess of limit	—*	—	(99)	(1,076)	—*	(121)	—
Total Net Expenses	912	1,079	6,124	963	1,161	2,189	12,399
Net Investment Income (Loss)	589	(972)	(1,376)	45	3,110	9,763	(378)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	6,963	27,187	(46)	(198)	(698)	75,185
Investments in affiliated securities	(12,888)	—	—	—	—	—	—
Written options	—	—	(483)	—	—	—	2,321
Forward foreign currency contracts	—	—	—	—	—	—	(3,005)
Foreign currency exchange transactions	—	—	—	—	—	—	(431)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	9,831	105,150	—	(2,165)	(14,266)	25,522
Investments in affiliated securities	34,930	—	—	—	—	—	(225)
Written options	—	—	150	—	—	—	857
Forward foreign currency contracts	—	—	—	—	—	—	(1,221)
Foreign currency exchange transactions	—	—	—	—	—	—	391
Net Realized and Unrealized Gain (Loss)	22,042	16,794	132,004	(46)	(2,363)	(14,964)	99,394
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 22,631	$15,822	$130,628	$ (1)	$ 747	$ (5,201)	$99,016

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS
Ivy Funds

FOR THE YEAR ENDED MARCH 31, 2011

(In thousands)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 2,545	$ 4,785	$ 86	$ 1,115
Foreign dividend withholding tax	(25)	(14)	—*	—
Interest and amortization from unaffiliated securities	61	23	1	6
Total Investment Income	2,581	4,794	87	1,121
EXPENSES				
Investment management fee	4,656	2,205	48	531
Distribution and service fees:				
Class A	427	536	13	163
Class B	86	60	5	25
Class C	1,681	154	6	62
Class E	4	—*	N/A	—*
Class R	42	N/A	N/A	N/A
Class Y	381	54	1	3
Shareholder servicing:				
Class A	570	930	12	288
Class B	52	53	—*	29
Class C	422	68	—*	26
Class E	17	—*	N/A	—*
Class I	60	3	1	1
Class R	17	N/A	N/A	N/A
Class Y	233	38	1	2
Registration fees	128	107	102	95
Custodian fees	30	22	5	11
Trustees and Chief Compliance Officer fees	33	11	—*	4
Accounting services fee	156	97	2	48
Professional fees	24	27	8	23
Other	62	48	5	24
Total Expenses	9,081	4,413	209	1,335
Less:				
Expenses in excess of limit	(11)	—	(49)	(40)
Total Net Expenses	9,070	4,413	160	1,295
Net Investment Income (Loss)	(6,489)	381	(73)	(174)
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	46,401	43,375	(39)	6,464
Futures contracts	268	(2,351)	—	(352)
Written options	—	(319)	—	190
Foreign currency exchange transactions	2	4	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	135,058	9,512	1,247	6,414
Futures contracts	556	—	—	—
Written options	—	(71)	—	(186)
Swap agreements	220	—	—	—
Net Realized and Unrealized Gain	182,505	50,150	1,208	12,530
Net Increase in Net Assets Resulting from Operations	$176,016	$50,531	$1,135	$12,356

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

196 ANNUAL REPORT 2011

(In thousands)	Ivy Bond Fund		Ivy Capital Appreciation Fund		Ivy Core Equity Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 7,891	$ 5,201	$ (531)	$ 820	$ (968)	$ (365)
Net realized gain (loss) on investments	5,624	1,889	20,306	(47,311)	25,507	23,007
Net change in unrealized appreciation	4,285	13,798	45,846	223,605	20,368	45,926
Net Increase in Net Assets Resulting from Operations	17,800	20,888	65,621	177,114	44,907	68,568
Distributions to Shareholders From:						
Net investment income:						
Class A	(7,530)	(4,510)	(57)	(102)	—	—
Class B	(162)	(102)	—	—	—	—
Class C	(628)	(437)	—	—	—	—
Class E	(90)	(61)	(2)	(3)	—	—
Class I	(32)	(23)	(229)	(433)	—	—
Class Y	(212)	(151)	(5)	(2)	—	—
Net realized gains:						
Class A	(2,164)	—	—	—	(1,991)	—
Class B	(69)	—	—	—	(93)	—
Class C	(237)	—	—	—	(1,850)	—
Class E	(28)	—	—	—	(23)	—
Class I	(8)	—	—	—	(72)	—
Class Y	(58)	—	—	—	(119)	—
Tax return of capital:						
Class A	—	—	—	—	—	(186)
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	(2)
Class I	—	—	—	—	—	(12)
Class Y	—	—	—	—	—	(19)
Total Distributions to Shareholders	(11,218)	(5,284)	(293)	(540)	(4,148)	(219)
Capital Share Transactions	171,016	69,906	(186,105)	35,526	19,192	(9,772)
Net Increase (Decrease) in Net Assets	177,598	85,510	(120,777)	212,100	59,951	58,577
Net Assets, Beginning of Period	202,390	116,880	582,542	370,442	207,609	149,032
Net Assets, End of Period	$379,988	$202,390	$ 461,765	$582,542	$267,560	$207,609
Undistributed (distributions in excess of) net investment income	$ —	$ —	$ (25)	$ 269	$ (123)	$ (78)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Cundill Global Value Fund		Ivy Dividend Opportunities Fund		Ivy European Opportunities Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 642	$ 1,568	$ 2,281	$ 2,118	$ (123)	$ 3,321
Net realized gain (loss) on investments	25,693	(18,208)	5,576	(11,910)	11,136	(20,150)
Net change in unrealized appreciation	6,007	142,172	48,286	85,623	23,781	96,981
Net Increase in Net Assets Resulting from Operations	**32,342**	**125,532**	**56,143**	**75,831**	**34,794**	**80,152**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(1,702)	(2,160)	(1,538)	(471)	(3,004)
Class B	—	(48)	(25)	(7)	(1)	(101)
Class C	—	(172)	(216)	(113)	(15)	(267)
Class E	—	(4)	(27)	(20)	—*	(1)
Class I	—	(60)	(88)	(73)	(163)	(672)
Class Y	—	(135)	(183)	(174)	(8)	(55)
Advisor Class	—	(24)	N/A	N/A	—	(16)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	—
Class I	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Advisor Class	—	—	N/A	N/A	—	—
Tax return of capital:						
Class A	—	(530)	—	—	—	—
Class B	—	(14)	—	—	—	—
Class C	—	(54)	—	—	—	—
Class E	—	(1)	—	—	—	—
Class I	—	(18)	—	—	—	—
Class Y	—	(42)	—	—	—	—
Advisor Class	—	(7)	N/A	N/A	—	—
Total Distributions to Shareholders	**—**	**(2,811)**	**(2,699)**	**(1,925)**	**(658)**	**(4,116)**
Capital Share Transactions	(44,180)	(59,890)	33,246	(12,116)	(23,969)	(7,534)
Net Increase (Decrease) in Net Assets	(11,838)	62,831	86,690	61,790	10,167	68,502
Net Assets, Beginning of Period	340,753	277,922	259,400	197,610	254,909	186,407
Net Assets, End of Period	**$328,915**	**$340,753**	**$346,090**	**$259,400**	**$265,076**	**$254,909**
Undistributed (distributions in excess of) net investment income	$ (216)	$ (775)	$ 96	$ 492	$ (319)	$ 566

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Global Bond Fund		Ivy High Income Fund		Ivy International Balanced Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 6,526	$ 4,099	$ 123,528	$ 72,621	$ 6,901	$ 4,980
Net realized gain (loss) on investments	2,492	(265)	80,915	61,475	25,175	(48,925)
Net change in unrealized appreciation (depreciation)	(1,093)	8,019	14,131	121,009	2,900	122,706
Net Increase in Net Assets Resulting from Operations	**7,925**	**11,853**	**218,574**	**255,105**	**34,976**	**78,761**
Distributions to Shareholders From:						
Net investment income:						
Class A	(3,692)	(1,829)	(64,093)	(42,361)	(4,038)	(264)
Class B	(152)	(134)	(2,947)	(1,660)	(112)	(2)
Class C	(1,035)	(529)	(23,668)	(12,912)	(365)	(29)
Class E	N/A	N/A	(228)	(140)	(31)	(2)
Class I	(574)	(309)	(21,926)	(10,612)	(907)	(92)
Class Y	(486)	(332)	(10,468)	(6,568)	(117)	(3)
Net realized gains:						
Class A	(679)	—	(34,950)	(12,080)	—	—
Class B	(36)	—	(1,903)	(538)	—	—
Class C	(241)	—	(14,467)	(4,406)	—	—
Class E	N/A	N/A	(130)	(40)	—	—
Class I	(94)	—	(11,484)	(3,230)	—	—
Class Y	(87)	—	(5,949)	(1,898)	—	—
Total Distributions to Shareholders	**(7,076)**	**(3,133)**	**(192,213)**	**(96,445)**	**(5,570)**	**(392)**
Capital Share Transactions	**75,207**	**82,317**	**814,478**	**731,206**	**(1,729)**	**(2,561)**
Net Increase in Net Assets	**76,056**	**91,037**	**840,839**	**889,866**	**27,677**	**75,808**
Net Assets, Beginning of Period	155,440	64,403	1,232,528	342,662	266,155	190,347
Net Assets, End of Period	**$231,496**	**$155,440**	**$2,073,367**	**$1,232,528**	**$293,832**	**$266,155**
Undistributed (distributions in excess of) net investment income	$ 567	$ 171	$ —	$ 69	$ 2,761	$ (23)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy International Core Equity Fund		Ivy International Growth Fund		Ivy Large Cap Growth Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 10,667	$ 5,016	$ 2,191	$ 1,514	$ 39	$ 2,719
Net realized gain on investments	61,694	37,944	21,050	4,169	45,585	24,816
Net change in unrealized appreciation	75,801	114,761	3,716	55,651	71,597	209,474
Net Increase in Net Assets Resulting from Operations	**148,162**	**157,721**	**26,957**	**61,334**	**117,221**	**237,009**
Distributions to Shareholders From:						
Net investment income:						
Class A	(5,251)	(2,498)	(2,577)	(980)	(544)	(1,881)
Class B	(77)	(23)	(60)	(9)	—	—
Class C	(600)	(255)	(430)	(78)	—	—
Class E	(25)	(14)	(2)	(1)	(1)	(4)
Class I	(2,353)	(918)	(464)	(407)	(413)	(1,487)
Class R	N/A	N/A	N/A	N/A	—	(10)
Class Y	(1,079)	(987)	(64)	(33)	(200)	(506)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	—	—
Class I	—	—	—	—	—	—
Class R	N/A	N/A	N/A	N/A	—	—
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	**(9,385)**	**(4,695)**	**(3,597)**	**(1,508)**	**(1,158)**	**(3,888)**
Capital Share Transactions	**400,331**	**327,499**	**(9,061)**	**7,007**	**(87,107)**	**126,008**
Net Increase in Net Assets	**539,108**	**480,525**	**14,299**	**66,833**	**28,956**	**359,129**
Net Assets, Beginning of Period	715,249	234,724	194,721	127,888	919,563	560,434
Net Assets, End of Period	**$1,254,357**	**$715,249**	**$209,020**	**$194,721**	**$948,519**	**$919,563**
Undistributed (distributions in excess of) net investment income	$ 840	$ 425	$ (1,118)	$ 127	$ (54)	$ (44)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Limited-Term Bond Fund		Ivy Managed European/Pacific Fund		Ivy Managed International Opportunities Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 22,594	$ 18,189	$ (461)	$ (165)	$ 589	$ 339
Net realized gain (loss) on investments	3,264	4,038	(2,589)	(7,519)	(12,888)	(5,722)
Net change in unrealized appreciation (depreciation)	(3,773)	13,823	14,314	33,262	34,930	52,912
Net Increase in Net Assets Resulting from Operations	**22,085**	**36,050**	**11,264**	**25,578**	**22,631**	**47,529**
Distributions to Shareholders From:						
Net investment income:						
Class A	(17,286)	(12,151)	—	(20)	(584)	(338)
Class B	(388)	(434)	—	—	—*	—
Class C	(4,014)	(4,066)	—	—*	(2)	—
Class E	(18)	(4)	—	—*	(1)	(1)
Class I	(1,424)	(843)	—	—*	(1)	(1)
Class Y	(1,544)	(1,414)	—	—*	(2)	(1)
Net realized gains:						
Class A	(1,701)	(1,112)	—	—	—	—
Class B	(57)	(48)	—	—	—	—
Class C	(535)	(465)	—	—	—	—
Class E	(2)	(1)	—	—	—	—
Class I	(135)	(77)	—	—	—	—
Class Y	(136)	(128)	—	—	—	—
Tax return of capital:						
Class A	—	—	—	(90)	(342)	(271)
Class B	—	—	—	—	—*	—
Class C	—	—	—	—*	(1)	—
Class E	—	—	—	—*	—*	—*
Class I	—	—	—	—*	(1)	—*
Class Y	—	—	—	(2)	(1)	(1)
Total Distributions to Shareholders	**(27,240)**	**(20,743)**	**—**	**(112)**	**(935)**	**(613)**
Capital Share Transactions	246,934	372,930	2,365	12,723	15,013	24,330
Net Increase in Net Assets	241,779	388,237	13,629	38,189	36,709	71,246
Net Assets, Beginning of Period	898,720	510,483	79,667	41,478	160,821	89,575
Net Assets, End of Period	**$1,140,499**	**$898,720**	**$93,296**	**$79,667**	**$197,530**	**$160,821**
Distributions in excess of net investment income	$ —	$ —	$ (2)	$ (1)	$ (4)	$ (3)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Micro Cap Growth Fund		Ivy Mid Cap Growth Fund		Ivy Money Market Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (972)	$ (356)	$ (1,376)	$ (869)	$ 45	$ 1,211
Net realized gain (loss) on investments	6,963	1,380	26,704	6,075	(46)	65
Net change in unrealized appreciation	9,831	5,434	105,300	65,750	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,822**	**6,458**	**130,628**	**70,956**	**(1)**	**1,276**
Distributions to Shareholders From:						
Net investment income:						
Class A	(163)	—	—	—	(35)	(1,081)
Class B	—	—	—	—	(2)	(20)
Class C	—	—	—	—	(8)	(89)
Class E	N/A	N/A	—	—	(1)	(21)
Class I	(4)	—	—	—	N/A	N/A
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	—	—	N/A	N/A
Net realized gains:						
Class A	(2,028)	(525)	—	—	(36)	(26)
Class B	(29)	(10)	—	—	(1)	(2)
Class C	(92)	(22)	—	—	(8)	(10)
Class E	N/A	N/A	—	—	(1)	(1)
Class I	(44)	(11)	—	—	N/A	N/A
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	(19)	(4)	—	—	N/A	N/A
Total Distributions to Shareholders	**(2,379)**	**(572)**	**—**	**—**	**(92)**	**(1,250)**
Capital Share Transactions	**44,530**	**20,151**	**415,715**	**85,365**	**(45,935)**	**(86,579)**
Net Increase (Decrease) in Net Assets	57,973	26,037	546,343	156,321	(46,028)	(86,553)
Net Assets, Beginning of Period	29,761	3,724	251,359	95,038	247,428	333,981
Net Assets, End of Period	**$87,734**	**$29,761**	**$797,702**	**$251,359**	**$201,400**	**$247,428**
Distributions in excess of net investment income	$ (1,069)	$ (213)	$ (23)	$ (30)	$ —	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Municipal Bond Fund		Ivy Municipal High Income Fund		Ivy Pacific Opportunities Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10(1)	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,110	$ 2,460	$ 9,763	$ 731	$ (378)	$ (3,491)
Net realized gain (loss) on investments	(198)	(82)	(698)	123	74,070	10,155
Net change in unrealized appreciation (depreciation)	(2,165)	4,332	(14,266)	1,516	25,324	224,499
Net Increase (Decrease) in Net Assets Resulting from Operations	**747**	**6,710**	**(5,201)**	**2,370**	**99,016**	**231,163**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,266)	(1,638)	(4,330)	(361)	—	—
Class B	(55)	(54)	(119)	(54)	—	—
Class C	(744)	(754)	(1,657)	(135)	—	—
Class E	N/A	N/A	N/A	N/A	—	—
Class I	(19)	(7)	(3,364)	(113)	—	—
Class Y	(17)	(8)	(144)	(36)	—	—
Advisor Class	N/A	N/A	N/A	N/A	—	—
Net realized gains:						
Class A	—	—	(19)	(14)	—	—
Class B	—	—	—*	(2)	—	—
Class C	—	—	(9)	(6)	—	—
Class E	N/A	N/A	N/A	N/A	—	—
Class I	—	—	(14)	(3)	—	—
Class Y	—	—	(1)	(1)	—	—
Advisor Class	N/A	N/A	N/A	N/A	—	—
Total Distributions to Shareholders	**(3,101)**	**(2,461)**	**(9,657)**	**(725)**	**—**	**—**
Capital Share Transactions	17,473	10,642	323,908	37,570	39,543	133,582
Net Increase in Net Assets	15,119	14,891	309,050	39,215	138,559	364,745
Net Assets, Beginning of Period	71,459	56,568	43,879	4,664	678,391	313,646
Net Assets, End of Period	**$86,578**	**$71,459**	**$352,929**	**$43,879**	**$816,950**	**$678,391**
Undistributed (distributions in excess of) net investment income	$ 16	$ 7	$ 182	$ 32	$ 2,297	$ (72)

*Not shown due to rounding.

(1)For the period from May 18, 2009 (commencement of operations) through March 31, 2010.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund		Ivy Small Cap Value Fund	
	Year ended 3-31-11	Year ended 3-31-10	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (6,489)	$ (4,832)	$ 381	$ (1,072)
Net realized gain on investments	46,671	34,465	40,709	17,283
Net change in unrealized appreciation	135,834	126,279	9,441	57,014
Net Increase in Net Assets Resulting from Operations	176,016	155,912	50,531	73,225
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	—	—	N/A	N/A
Class Y	—	—	—	—
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	—	—	N/A	N/A
Class Y	—	—	—	—
Total Distributions to Shareholders	—	—	—	—
Capital Share Transactions	173,718	25,973	14,945	46,226
Net Increase in Net Assets	349,734	181,885	65,476	119,451
Net Assets, Beginning of Period	431,435	249,550	244,536	125,085
Net Assets, End of Period	$781,169	$431,435	$310,012	$244,536
Undistributed (distributions in excess of) net investment income	$ (138)	$ (119)	$ 322	$ (20)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Tax-Managed Equity Fund		Ivy Value Fund	
	Year ended 3-31-11	Year ended 3-31-10[1]	Year ended 3-31-11	Year ended 3-31-10
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (73)	$ (36)	$ (174)	$ 70
Net realized gain (loss) on investments	(39)	(10)	6,302	191
Net change in unrealized appreciation	1,247	669	6,228	21,772
Net Increase in Net Assets Resulting from Operations	1,135	623	12,356	22,033
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	(80)
Class B	—	—	—	—
Class C	—	—	—	—
Class E	N/A	N/A	—	—*
Class I	—	—	—	(1)
Class Y	—	—	—	(2)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	N/A	N/A	—	—
Class I	—	—	—	—
Class Y	—	—	—	—
Tax return of capital:				
Class A	—	—	—	(73)
Class B	—	—	—	—
Class C	—	—	—	—
Class E	N/A	N/A	—	(1)
Class I	—	—	—	—*
Class Y	—	—	—	(1)
Total Distributions to Shareholders	—	—	—	(158)
Capital Share Transactions	5,746	4,038	24,227	4,894
Net Increase in Net Assets	6,881	4,661	36,583	26,769
Net Assets, Beginning of Period	4,859	198	65,463	38,694
Net Assets, End of Period	$11,740	$4,859	$102,046	$65,463
Undistributed net investment income	$ —*	$ —*	$ 411	$ 286

*Not shown due to rounding.

(1) For the period from May 18, 2009 (commencement of operations) through March 31, 2010.

See Accompanying Notes to Financial Statements.

IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$ 9.82	$0.29[2]	$ 0.40	$ 0.69	$(0.32)	$(0.09)	$(0.41)
Year ended 3-31-2010	8.76	0.33[2]	1.07	1.40	(0.34)	—	(0.34)
Year ended 3-31-2009	9.84	0.36	(1.06)	(0.70)	(0.38)	—	(0.38)
Year ended 3-31-2008	10.46	0.47	(0.62)	(0.15)	(0.47)	—	(0.47)
Year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)
Class B Shares							
Year ended 3-31-2011	9.82	0.18[2]	0.40	0.58	(0.21)	(0.09)	(0.30)
Year ended 3-31-2010	8.76	0.22[2]	1.07	1.29	(0.23)	—	(0.23)
Year ended 3-31-2009	9.84	0.24	(1.06)	(0.82)	(0.26)	—	(0.26)
Year ended 3-31-2008	10.46	0.36	(0.62)	(0.26)	(0.36)	—	(0.36)
Year ended 3-31-2007	10.28	0.34	0.18	0.52	(0.34)	—	(0.34)
Class C Shares							
Year ended 3-31-2011	9.82	0.21[2]	0.40	0.61	(0.24)	(0.09)	(0.33)
Year ended 3-31-2010	8.76	0.28[2]	1.06	1.34	(0.28)	—	(0.28)
Year ended 3-31-2009	9.84	0.27[2]	(1.05)	(0.78)	(0.30)	—	(0.30)
Year ended 3-31-2008	10.46	0.39	(0.62)	(0.23)	(0.39)	—	(0.39)
Year ended 3-31-2007	10.28	0.37	0.18	0.55	(0.37)	—	(0.37)
Class E Shares							
Year ended 3-31-2011	9.82	0.28[2]	0.40	0.68	(0.31)	(0.09)	(0.40)
Year ended 3-31-2010	8.76	0.34[2]	1.07	1.41	(0.35)	—	(0.35)
Year ended 3-31-2009	9.84	0.34	(1.06)	(0.72)	(0.36)	—	(0.36)
Year ended 3-31-2008[4]	10.46	0.43[2]	(0.62)	(0.19)	(0.43)	—	(0.43)
Class I Shares							
Year ended 3-31-2011	9.82	0.32[2]	0.40	0.72	(0.35)	(0.09)	(0.44)
Year ended 3-31-2010	8.76	0.38[2]	1.06	1.44	(0.38)	—	(0.38)
Year ended 3-31-2009	9.84	0.39	(1.06)	(0.67)	(0.41)	—	(0.41)
Year ended 3-31-2008[4]	10.46	0.50[2]	(0.62)	(0.12)	(0.50)	—	(0.50)
Class Y Shares							
Year ended 3-31-2011	9.82	0.30[2]	0.40	0.70	(0.33)	(0.09)	(0.42)
Year ended 3-31-2010	8.76	0.35[2]	1.07	1.42	(0.36)	—	(0.36)
Year ended 3-31-2009	9.84	0.33[2]	(1.03)	(0.70)	(0.38)	—	(0.38)
Year ended 3-31-2008	10.46	0.46[2]	(0.62)	(0.16)	(0.46)	—	(0.46)
Year ended 3-31-2007	10.28	0.46	0.18	0.64	(0.46)	—	(0.46)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$10.10	7.08%[3]	$333	1.14%	2.97%	—%	—%	432%
Year ended 3-31-2010	9.82	16.27[3]	168	1.21	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.22[3]	98	1.25	3.89	—	—	441
Year ended 3-31-2008	9.84	-1.51[3]	95	1.21	4.57	—	—	75
Year ended 3-31-2007	10.46	6.40[3]	64	1.20	4.48	—	—	91
Class B Shares								
Year ended 3-31-2011	10.10	5.94	9	2.22	1.87	2.23	1.86	432
Year ended 3-31-2010	9.82	14.84	6	2.41	2.36	—	—	410
Year ended 3-31-2009	8.76	-8.45	3	2.60	2.51	—	—	441
Year ended 3-31-2008	9.84	-2.59	2	2.31	3.46	—	—	75
Year ended 3-31-2007	10.46	5.22	2	2.32	3.37	—	—	91
Class C Shares								
Year ended 3-31-2011	10.10	6.31	26	1.85	2.16	—	—	432
Year ended 3-31-2010	9.82	15.44	19	1.95	2.87	—	—	410
Year ended 3-31-2009	8.76	-7.99	13	2.06	2.92	—	—	441
Year ended 3-31-2008	9.84	-2.31	5	2.02	3.76	—	—	75
Year ended 3-31-2007	10.46	5.48	4	2.06	3.62	—	—	91
Class E Shares								
Year ended 3-31-2011	10.10	7.01[3]	3	1.19	2.87	1.47	2.59	432
Year ended 3-31-2010	9.82	16.30[3]	2	1.21	3.56	1.68	3.09	410
Year ended 3-31-2009	8.76	-7.37[3]	1	1.37	3.73	1.77	3.33	441
Year ended 3-31-2008[4]	9.84	-1.85[3]	1	1.59[5]	4.14[5]	—	—	75[6]
Class I Shares								
Year ended 3-31-2011	10.10	7.43	1	0.80	3.34	—	—	432
Year ended 3-31-2010	9.82	16.73	1	0.84	3.84	—	—	410
Year ended 3-31-2009	8.76	-6.88	—*	0.88	4.26	—	—	441
Year ended 3-31-2008[4]	9.84	-1.17	—*	0.91[5]	4.87[5]	—	—	75[6]
Class Y Shares								
Year ended 3-31-2011	10.10	7.17	7	1.05	3.00	—	—	432
Year ended 3-31-2010	9.82	16.41	6	1.09	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.23	1	1.19	3.61	1.21	3.59	441
Year ended 3-31-2008	9.84	-1.60	—*	1.34	4.42	—	—	75
Year ended 3-31-2007	10.46	6.43	—*	1.09	4.60	—	—	91

See Accompanying Notes to Financial Statements.

IVY CAPITAL APPRECIATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2011	$ 8.63	$(0.02)[2]	$ 1.12	$ 1.10	$ —*	$ —	$—	$ —*
Year ended 3-31-2010	5.87	0.01[2]	2.75	2.76	—*	—	—	—*
Year ended 3-31-2009	9.71	(0.01)[2]	(3.83)	(3.84)	—	—	—*	—*
Year ended 3-31-2008	10.09	0.00[2]	(0.27)	(0.27)	—	(0.11)	—	(0.11)
Year ended 3-31-2007	9.16	0.00[2]	0.93	0.93	—	—	—	—
Class B Shares								
Year ended 3-31-2011	7.89	(0.08)[2]	1.00	0.92	—	—	—	—
Year ended 3-31-2010	5.42	(0.06)[2]	2.53	2.47	—	—	—	—
Year ended 3-31-2009	9.05	(0.14)	(3.49)	(3.63)	—	—	—	—
Year ended 3-31-2008	9.43	(0.10)[2]	(0.25)	(0.35)	—	(0.03)	—	(0.03)
Year ended 3-31-2007	8.65	(0.09)[2]	0.87	0.78	—	—	—	—
Class C Shares								
Year ended 3-31-2011	7.94	(0.07)[2]	1.02	0.95	—	—	—	—
Year ended 3-31-2010	5.44	(0.04)[2]	2.54	2.50	—	—	—	—
Year ended 3-31-2009	9.06	(0.09)	(3.53)	(3.62)	—	—	—*	—*
Year ended 3-31-2008	9.45	(0.08)[2]	(0.28)	(0.36)	—	(0.03)	—	(0.03)
Year ended 3-31-2007	8.64	(0.07)[2]	0.88	0.81	—	—	—	—
Class E Shares								
Year ended 3-31-2011	8.66	0.00[2]	1.11	1.11	(0.01)	—	—	(0.01)
Year ended 3-31-2010	5.88	0.02[2]	2.77	2.79	(0.01)	—	—	(0.01)
Year ended 3-31-2009	9.70	(0.01)	(3.81)	(3.82)	—	—	—*	—*
Year ended 3-31-2008[4]	10.12	(0.03)[2]	(0.30)	(0.33)	—	(0.09)	—	(0.09)
Class I Shares								
Year ended 3-31-2011	8.71	0.02[2]	1.13	1.15	(0.01)	—	—	(0.01)
Year ended 3-31-2010	5.92	0.04[2]	2.77	2.81	(0.02)	—	—	(0.02)
Year ended 3-31-2009	9.74	0.02[2]	(3.84)	(3.82)	—	—	—*	—*
Year ended 3-31-2008[4]	10.14	0.02[2]	(0.29)	(0.27)	—	(0.13)	—	(0.13)
Class Y Shares								
Year ended 3-31-2011	8.67	0.00[2]	1.12	1.12	(0.01)	—	—	(0.01)
Year ended 3-31-2010	5.90	0.01[2]	2.76	2.77	—*	—	—	—*
Year ended 3-31-2009	9.73	0.00	(3.83)	(3.83)	—	—	—*	—*
Year ended 3-31-2008	10.10	0.00[2]	(0.26)	(0.26)	—	(0.11)	—	(0.11)
Year ended 3-31-2007	9.16	0.01[2]	0.93	0.94	—	—	—	—

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$ 9.73	12.77%[3]	$383	1.26%	-0.16%	—%	—%	42%
Year ended 3-31-2010	8.63	47.07[3]	337	1.28	0.12	—	—	42
Year ended 3-31-2009	5.87	-39.54[3]	196	1.31	-0.18	—	—	77
Year ended 3-31-2008	9.71	-2.83[3]	393	1.15	-0.01	—	—	81
Year ended 3-31-2007	10.09	10.15[3]	58	1.35	0.05	1.40	0.00	95
Class B Shares								
Year ended 3-31-2011	8.81	11.66	6	2.15	-1.04	—	—	42
Year ended 3-31-2010	7.89	45.57	7	2.23	-0.81	—	—	42
Year ended 3-31-2009	5.42	-40.11	5	2.29	-1.17	—	—	77
Year ended 3-31-2008	9.05	-3.76	12	2.13	-0.99	—	—	81
Year ended 3-31-2007	9.43	9.02	4	2.47	-1.07	2.51	-1.11	95
Class C Shares								
Year ended 3-31-2011	8.89	11.97	31	1.95	-0.85	—	—	42
Year ended 3-31-2010	7.94	45.96	46	2.02	-0.60	—	—	42
Year ended 3-31-2009	5.44	-39.95	40	2.03	-0.91	—	—	77
Year ended 3-31-2008	9.06	-3.82	80	1.89	-0.77	—	—	81
Year ended 3-31-2007	9.45	9.38	11	2.14	-0.75	2.18	-0.79	95
Class E Shares								
Year ended 3-31-2011	9.76	12.77[3]	3	1.15	-0.05	1.77	-0.67	42
Year ended 3-31-2010	8.66	47.45[3]	2	1.15	0.26	1.92	-0.51	42
Year ended 3-31-2009	5.88	-39.37[3]	2	1.23	-0.10	1.85	-0.72	77
Year ended 3-31-2008[4]	9.70	-3.40[3]	2	1.35[5]	-0.28[5]	1.73[5]	-0.66[5]	81[6]
Class I Shares								
Year ended 3-31-2011	9.85	13.23	32	0.88	0.24	—	—	42
Year ended 3-31-2010	8.71	47.52	183	0.90	0.52	—	—	42
Year ended 3-31-2009	5.92	-39.21	111	0.90	0.28	—	—	77
Year ended 3-31-2008[4]	9.74	-2.83	12	0.86[5]	0.23[5]	—	—	81[6]
Class Y Shares								
Year ended 3-31-2011	9.78	12.89	7	1.14	-0.04	—	—	42
Year ended 3-31-2010	8.67	47.00	8	1.21	0.21	—	—	42
Year ended 3-31-2009	5.90	-39.35	16	1.16	-0.07	—	—	77
Year ended 3-31-2008	9.73	-2.83	58	1.14	0.00	—	—	81
Year ended 3-31-2007	10.10	10.37	10	1.27	0.16	1.31	0.12	95

See Accompanying Notes to Financial Statements.

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2011	$ 8.91	$(0.01)[2]	$ 1.95	$ 1.94	$—	$(0.17)	$ —	$(0.17)
Year ended 3-31-2010	6.04	0.00[2]	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.00	(3.27)	(3.27)	—	—	(0.02)	(0.02)
Year ended 3-31-2008	10.03	0.01	0.25	0.26	—	(0.96)	—	(0.96)
Year ended 3-31-2007	10.24	0.00	0.88	0.88	—	(1.09)	—	(1.09)
Class B Shares								
Year ended 3-31-2011	8.10	(0.10)[2]	1.76	1.66	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.54	(0.06)[2]	2.62	2.56	—	—	—	—
Year ended 3-31-2009	8.64	(0.11)	(2.98)	(3.09)	—	—	(0.01)	(0.01)
Year ended 3-31-2008	9.34	(0.06)	0.22	0.16	—	(0.86)	—	(0.86)
Year ended 3-31-2007	9.70	(0.07)	0.80	0.73	—	(1.09)	—	(1.09)
Class C Shares								
Year ended 3-31-2011	8.23	(0.07)[2]	1.78	1.71	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.61	(0.04)[2]	2.66	2.62	—	—	—	—
Year ended 3-31-2009	8.74	(0.06)	(3.05)	(3.11)	—	—	(0.02)	(0.02)
Year ended 3-31-2008	9.44	(0.05)	0.22	0.17	—	(0.87)	—	(0.87)
Year ended 3-31-2007	9.77	(0.06)	0.82	0.76	—	(1.09)	—	(1.09)
Class E Shares								
Year ended 3-31-2011	8.90	0.00[2]	1.94	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.03	0.00[2]	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.02[2]	(3.30)	(3.28)	—	—	(0.02)	(0.02)
Year ended 3-31-2008[4]	10.05	(0.03)[2]	0.26	0.23	—	(0.95)	—	(0.95)
Class I Shares								
Year ended 3-31-2011	9.55	0.03[2]	2.09	2.12	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.47	(0.01)[2]	3.13	3.12	—	—	(0.04)	(0.04)
Year ended 3-31-2009	9.93	0.08[2]	(3.52)	(3.44)	—	—	(0.02)	(0.02)
Year ended 3-31-2008[4]	10.52	0.10	0.30	0.40	—	(0.99)	—	(0.99)
Class Y Shares								
Year ended 3-31-2011	9.39	0.01[2]	2.04	2.05	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.36	0.00[2]	3.06	3.06	—	—	(0.03)	(0.03)
Year ended 3-31-2009	9.80	0.06[2]	(3.48)	(3.42)	—	—	(0.02)	(0.02)
Year ended 3-31-2008	10.49	0.06[2]	0.22	0.28	—	(0.97)	—	(0.97)
Year ended 3-31-2007	10.65	0.04[2]	0.89	0.93	—	(1.09)	—	(1.09)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$10.68	21.99%[3]	$139	1.40%	-0.10%	—%	—%	107%
Year ended 3-31-2010	8.91	47.83[3]	97	1.44	0.19	—	—	101
Year ended 3-31-2009	6.04	-35.09[3]	65	1.46	0.38	—	—	115
Year ended 3-31-2008	9.33	1.52[3]	88	1.35	0.36	—	—	81
Year ended 3-31-2007	10.03	8.54[3]	83	1.37	0.21	—	—	114
Class B Shares								
Year ended 3-31-2011	9.59	20.73	5	2.46	-1.19	—	—	107
Year ended 3-31-2010	8.10	46.21	5	2.51	-0.87	—	—	101
Year ended 3-31-2009	5.54	-35.75	4	2.48	-0.68	—	—	115
Year ended 3-31-2008	8.64	0.65	9	2.27	-0.51	—	—	81
Year ended 3-31-2007	9.34	7.45	11	2.29	-0.71	—	—	114
Class C Shares								
Year ended 3-31-2011	9.77	21.01	105	2.15	-0.87	—	—	107
Year ended 3-31-2010	8.23	46.70	96	2.20	-0.57	—	—	101
Year ended 3-31-2009	5.61	-35.63	75	2.21	-0.42	—	—	115
Year ended 3-31-2008	8.74	0.78	135	2.11	-0.34	—	—	81
Year ended 3-31-2007	9.44	7.71	159	2.13	-0.55	—	—	114
Class E Shares								
Year ended 3-31-2011	10.67	22.02[3]	2	1.35	-0.05	1.92	-0.62	107
Year ended 3-31-2010	8.90	48.03[3]	1	1.35	0.26	2.16	-0.55	101
Year ended 3-31-2009	6.03	-35.20[3]	1	1.56	0.31	2.12	-0.25	115
Year ended 3-31-2008[4]	9.33	1.22[3]	1	1.80[5]	-0.43[5]	—	—	81[6]
Class I Shares								
Year ended 3-31-2011	11.50	22.41	5	0.99	0.33	—	—	107
Year ended 3-31-2010	9.55	48.34	3	0.99	0.55	—	—	101
Year ended 3-31-2009	6.47	-34.68	—*	0.97	1.03	—	—	115
Year ended 3-31-2008[4]	9.93	2.80	—*	0.99[5]	0.72[5]	—	—	81[6]
Class Y Shares								
Year ended 3-31-2011	11.27	22.04	11	1.24	0.06	—	—	107
Year ended 3-31-2010	9.39	48.15	5	1.24	0.39	—	—	101
Year ended 3-31-2009	6.36	-34.94	4	1.23	0.71	—	—	115
Year ended 3-31-2008	9.80	1.67	2	1.22	0.60	—	—	81
Year ended 3-31-2007	10.49	8.69	3	1.21	0.35	—	—	114

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2011	$12.63	$ 0.03[2]	$ 1.34	$ 1.37	$ —	$ —	$ —	$ —
Year ended 3-31-2010	8.55	0.04[2]	4.15	4.19	(0.08)	—	(0.03)	(0.11)
Year ended 3-31-2009	12.97	0.16	(4.55)	(4.39)	(0.03)	—*	—	(0.03)
Year ended 3-31-2008	16.28	0.18	(2.00)	(1.82)	(0.18)	(1.31)	—	(1.49)
Year ended 3-31-2007	15.52	0.13	1.49	1.62	(0.11)	(0.75)	—	(0.86)
Class B Shares								
Year ended 3-31-2011	12.22	(0.07)[2]	1.28	1.21	—	—	—	—
Year ended 3-31-2010	8.31	(0.04)[2]	3.99	3.95	(0.03)	—	(0.01)	(0.04)
Year ended 3-31-2009	12.68	0.01	(4.38)	(4.37)	—	—	—	—
Year ended 3-31-2008	15.93	0.03[2]	(1.93)	(1.90)	(0.04)	(1.31)	—	(1.35)
Year ended 3-31-2007	15.23	(0.01)	1.46	1.45	—	(0.75)	—	(0.75)
Class C Shares								
Year ended 3-31-2011	12.23	(0.03)[2]	1.28	1.25	—	—	—	—
Year ended 3-31-2010	8.30	0.00[2]	3.99	3.99	(0.05)	—	(0.01)	(0.06)
Year ended 3-31-2009	12.62	0.06	(4.38)	(4.32)	—	—	—	—
Year ended 3-31-2008	15.88	0.05	(1.92)	(1.87)	(0.08)	(1.31)	—	(1.39)
Year ended 3-31-2007	15.16	0.03	1.46	1.49	(0.02)	(0.75)	—	(0.77)
Class E Shares								
Year ended 3-31-2011	12.64	0.06[2]	1.34	1.40	—	—	—	—
Year ended 3-31-2010	8.55	0.06[2]	4.16	4.22	(0.10)	—	(0.03)	(0.13)
Year ended 3-31-2009	12.93	0.10	(4.48)	(4.38)	—	—	—	—
Year ended 3-31-2008[4]	16.23	0.02[2]	(1.87)	(1.85)	(0.14)	(1.31)	—	(1.45)
Class I Shares								
Year ended 3-31-2011	12.76	0.11[2]	1.36	1.47	—	—	—	—
Year ended 3-31-2010	8.64	0.07[2]	4.22	4.29	(0.13)	—	(0.04)	(0.17)
Year ended 3-31-2009	13.11	0.05[2]	(4.43)	(4.38)	(0.09)	—*	—	(0.09)
Year ended 3-31-2008[4]	16.29	0.24[2]	(1.87)	(1.63)	(0.24)	(1.31)	—	(1.55)
Class Y Shares								
Year ended 3-31-2011	12.69	0.11[2]	1.35	1.46	—	—	—	—
Year ended 3-31-2010	8.58	0.07[2]	4.22	4.29	(0.14)	—	(0.04)	(0.18)
Year ended 3-31-2009	13.02	0.14[2]	(4.49)	(4.35)	(0.09)	—*	—	(0.09)
Year ended 3-31-2008	16.33	0.25[2]	(2.01)	(1.76)	(0.24)	(1.31)	—	(1.55)
Year ended 3-31-2007	15.56	0.19	1.49	1.68	(0.16)	(0.75)	—	(0.91)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$14.00	10.85%[3]	$250	1.83%	0.27%	—%	—%	46%
Year ended 3-31-2010	12.63	49.03[3]	255	1.90	0.57	1.92	0.55	35
Year ended 3-31-2009	8.55	-33.87[3]	207	1.81	1.26	—	—	43
Year ended 3-31-2008	12.97	-12.07[3]	443	1.59	1.05	—	—	39
Year ended 3-31-2007	16.28	10.71[3]	688	1.55	0.81	—	—	42
Class B Shares								
Year ended 3-31-2011	13.43	9.90	16	2.74	-0.61	—	—	46
Year ended 3-31-2010	12.22	47.51	20	2.81	-0.29	—	—	35
Year ended 3-31-2009	8.31	-34.46	17	2.71	0.35	—	—	43
Year ended 3-31-2008	12.68	-12.83	37	2.48	0.18	—	—	39
Year ended 3-31-2007	15.93	9.82	59	2.44	-0.07	—	—	42
Class C Shares								
Year ended 3-31-2011	13.48	10.22	36	2.41	-0.28	—	—	46
Year ended 3-31-2010	12.23	48.10	43	2.46	0.08	—	—	35
Year ended 3-31-2009	8.30	-34.23	40	2.42	0.72	—	—	43
Year ended 3-31-2008	12.62	-12.65	99	2.25	0.37	—	—	39
Year ended 3-31-2007	15.88	10.03	233	2.21	0.15	—	—	42
Class E Shares								
Year ended 3-31-2011	14.04	11.08[3]	1	1.59	0.46	2.37	-0.32	46
Year ended 3-31-2010	12.64	49.41[3]	—*	1.59	0.75	2.63	-0.29	35
Year ended 3-31-2009	8.55	-33.87[3]	—*	1.93	0.98	2.72	0.19	43
Year ended 3-31-2008[4]	12.93	-12.31[3]	—*	2.31[5]	0.29[5]	—	—	39[6]
Class I Shares								
Year ended 3-31-2011	14.23	11.52	6	1.28	0.85	—	—	46
Year ended 3-31-2010	12.76	49.77	6	1.31	0.93	—	—	35
Year ended 3-31-2009	8.64	-33.46	4	1.25	1.25	—	—	43
Year ended 3-31-2008[4]	13.11	-10.93	2	1.21[5]	1.45[5]	—	—	39[6]
Class Y Shares								
Year ended 3-31-2011	14.15	11.51	20	1.20	0.85	1.54	0.51	46
Year ended 3-31-2010	12.69	50.14	17	1.20	1.12	1.55	0.77	35
Year ended 3-31-2009	8.58	-33.44	9	1.19	1.59	1.50	1.28	43
Year ended 3-31-2008	13.02	-11.73	8	1.20	1.42	1.45	1.17	39
Year ended 3-31-2007	16.33	11.14	15	1.20	1.18	1.42	0.96	42

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$13.61	$ 0.13[2]	$ 2.55	$ 2.68	$(0.15)	$ —	$(0.15)
Year ended 3-31-2010	9.86	0.12[2]	3.74	3.86	(0.11)	—	(0.11)
Year ended 3-31-2009	16.05	0.12[2]	(6.19)	(6.07)	(0.12)	—	(0.12)
Year ended 3-31-2008	15.70	0.13[2]	0.54	0.67	(0.14)	(0.18)	(0.32)
Year ended 3-31-2007	14.41	0.17[2]	1.49	1.66	(0.18)	(0.19)	(0.37)
Class B Shares							
Year ended 3-31-2011	13.49	0.00[2]	2.52	2.52	(0.03)	—	(0.03)
Year ended 3-31-2010	9.79	0.00[2]	3.71	3.71	(0.01)	—	(0.01)
Year ended 3-31-2009	15.93	0.00	(6.14)	(6.14)	—	—	—
Year ended 3-31-2008	15.63	(0.03)	0.53	0.50	(0.02)	(0.18)	(0.20)
Year ended 3-31-2007	14.34	0.05	1.47	1.52	(0.04)	(0.19)	(0.23)
Class C Shares							
Year ended 3-31-2011	13.53	0.03[2]	2.54	2.57	(0.07)	—	(0.07)
Year ended 3-31-2010	9.81	0.04[2]	3.71	3.75	(0.03)	—	(0.03)
Year ended 3-31-2009	15.95	0.03[2]	(6.14)	(6.11)	(0.03)	—	(0.03)
Year ended 3-31-2008	15.63	0.00	0.54	0.54	(0.04)	(0.18)	(0.22)
Year ended 3-31-2007	14.34	0.07	1.47	1.54	(0.06)	(0.19)	(0.25)
Class E Shares							
Year ended 3-31-2011	13.58	0.13[2]	2.54	2.67	(0.15)	—	(0.15)
Year ended 3-31-2010	9.84	0.13[2]	3.73	3.86	(0.12)	—	(0.12)
Year ended 3-31-2009	16.01	0.10	(6.17)	(6.07)	(0.10)	—	(0.10)
Year ended 3-31-2008[4]	15.76	(0.01)[2]	0.51	0.50	(0.07)	(0.18)	(0.25)
Class I Shares							
Year ended 3-31-2011	13.63	0.18[2]	2.56	2.74	(0.20)	—	(0.20)
Year ended 3-31-2010	9.88	0.17[2]	3.75	3.92	(0.17)	—	(0.17)
Year ended 3-31-2009	16.07	0.08[2]	(6.10)	(6.02)	(0.17)	—	(0.17)
Year ended 3-31-2008[4]	15.76	0.20	0.47	0.67	(0.18)	(0.18)	(0.36)
Class Y Shares							
Year ended 3-31-2011	13.63	0.15[2]	2.55	2.70	(0.17)	—	(0.17)
Year ended 3-31-2010	9.87	0.14[2]	3.75	3.89	(0.13)	—	(0.13)
Year ended 3-31-2009	16.06	0.14[2]	(6.19)	(6.05)	(0.14)	—	(0.14)
Year ended 3-31-2008	15.70	0.14[2]	0.55	0.69	(0.15)	(0.18)	(0.33)
Year ended 3-31-2007	14.41	0.12[2]	1.55	1.67	(0.19)	(0.19)	(0.38)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$16.14	19.85%[3]	$252	1.33%	0.94%	—%	—%	45%
Year ended 3-31-2010	13.61	39.29[3]	182	1.40	1.02	—	—	46
Year ended 3-31-2009	9.86	-37.92[3]	133	1.40	1.00	—	—	30
Year ended 3-31-2008	16.05	4.10[3]	148	1.37	0.77	—	—	30
Year ended 3-31-2007	15.70	11.57[3]	107	1.38	1.16	—	—	24
Class B Shares								
Year ended 3-31-2011	15.98	18.69	16	2.25	0.02	—	—	45
Year ended 3-31-2010	13.49	37.88	10	2.44	-0.01	—	—	46
Year ended 3-31-2009	9.79	-38.54	9	2.43	-0.04	—	—	30
Year ended 3-31-2008	15.93	3.09	11	2.34	-0.16	—	—	30
Year ended 3-31-2007	15.63	10.63	10	2.30	0.29	—	—	24
Class C Shares								
Year ended 3-31-2011	16.03	19.07	50	2.02	0.24	—	—	45
Year ended 3-31-2010	13.53	38.30	43	2.09	0.35	—	—	46
Year ended 3-31-2009	9.81	-38.33	37	2.11	0.39	—	—	30
Year ended 3-31-2008	15.95	3.32	24	2.15	0.00	—	—	30
Year ended 3-31-2007	15.63	10.74	19	2.17	0.42	—	—	24
Class E Shares								
Year ended 3-31-2011	16.10	19.80[3]	3	1.37	0.89	2.03	0.23	45
Year ended 3-31-2010	13.58	39.33[3]	2	1.37	1.06	2.35	0.08	46
Year ended 3-31-2009	9.84	-37.98[3]	2	1.60	0.78	2.27	0.11	30
Year ended 3-31-2008[4]	16.01	3.01[3]	2	2.17[5]	-0.18[5]	—	—	30[6]
Class I Shares								
Year ended 3-31-2011	16.17	20.32	7	0.97	1.31	—	—	45
Year ended 3-31-2010	13.63	39.80	6	0.98	1.51	—	—	46
Year ended 3-31-2009	9.88	-37.60	2	0.99	1.75	—	—	30
Year ended 3-31-2008[4]	16.07	4.08	—*	1.00[5]	1.17[5]	—	—	30[6]
Class Y Shares								
Year ended 3-31-2011	16.16	19.99	18	1.21	1.05	—	—	45
Year ended 3-31-2010	13.63	39.58	16	1.23	1.19	—	—	46
Year ended 3-31-2009	9.87	-37.79	15	1.24	1.08	—	—	30
Year ended 3-31-2008	16.06	4.23	12	1.26	0.78	—	—	30
Year ended 3-31-2007	15.70	11.65	3	1.29	0.92	—	—	24

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2011	$21.44	$(0.01)[1]	$ 3.24	$ 3.23	$(0.06)	$ —	$ —	$(0.06)
Year ended 3-31-2010	15.08	0.27[1]	6.43	6.70	(0.34)	—	—	(0.34)
Year ended 3-31-2009	34.70	1.18	(18.18)	(17.00)	(1.16)	(1.44)	(0.02)	(2.62)
Year ended 3-31-2008	40.58	0.60	(1.98)	(1.38)	(0.50)	(4.00)	—	(4.50)
Year ended 3-31-2007	33.58	0.31	7.11	7.42	(0.42)	—	—	(0.42)
Class B Shares								
Year ended 3-31-2011	20.53	(0.21)[1]	3.08	2.87	—*	—	—	—*
Year ended 3-31-2010	14.50	0.10[1]	6.14	6.24	(0.21)	—	—	(0.21)
Year ended 3-31-2009	33.35	1.06[1]	(17.56)	(16.50)	(0.89)	(1.44)	(0.02)	(2.35)
Year ended 3-31-2008	39.14	0.27[1]	(1.90)	(1.63)	(0.16)	(4.00)	—	(4.16)
Year ended 3-31-2007	32.40	0.09	6.78	6.87	(0.13)	—	—	(0.13)
Class C Shares								
Year ended 3-31-2011	20.63	(0.14)[1]	3.11	2.97	(0.02)	—	—	(0.02)
Year ended 3-31-2010	14.55	0.18[1]	6.17	6.35	(0.27)	—	—	(0.27)
Year ended 3-31-2009	33.49	1.02	(17.54)	(16.52)	(0.96)	(1.44)	(0.02)	(2.42)
Year ended 3-31-2008	39.28	0.32	(1.91)	(1.59)	(0.20)	(4.00)	—	(4.20)
Year ended 3-31-2007	32.52	0.12	6.81	6.93	(0.17)	—	—	(0.17)
Class E Shares[3]								
Year ended 3-31-2011	21.48	0.09[1]	3.28	3.37	(0.09)	—	—	(0.09)
Year ended 3-31-2010	15.08	0.39[1]	6.44	6.83	(0.43)	—	—	(0.43)
Year ended 3-31-2009	34.73	1.09	(18.00)	(16.91)	(1.28)	(1.44)	(0.02)	(2.74)
Year ended 3-31-2008[4]	40.69	0.73	(2.11)	(1.38)	(0.58)	(4.00)	—	(4.58)
Class I Shares								
Year ended 3-31-2011	21.51	0.12[1]	3.29	3.41	(0.10)	—	—	(0.10)
Year ended 3-31-2010	15.09	0.44[1]	6.43	6.87	(0.45)	—	—	(0.45)
Year ended 3-31-2009	34.80	0.95[1]	(17.87)	(16.92)	(1.33)	(1.44)	(0.02)	(2.79)
Year ended 3-31-2008[4]	40.73	0.35[1]	(1.61)	(1.26)	(0.67)	(4.00)	—	(4.67)
Class Y Shares								
Year ended 3-31-2011	21.50	0.09[1]	3.24	3.33	(0.08)	—	—	(0.08)
Year ended 3-31-2010	15.10	0.33[1]	6.48	6.81	(0.41)	—	—	(0.41)
Year ended 3-31-2009	34.75	1.20	(18.14)	(16.94)	(1.25)	(1.44)	(0.02)	(2.71)
Year ended 3-31-2008	40.61	0.61	(1.91)	(1.30)	(0.56)	(4.00)	—	(4.56)
Year ended 3-31-2007	33.60	0.44	7.05	7.49	(0.48)	—	—	(0.48)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Total return calculated without taking into account the sales load deducted on an initial purchase.

(3) Class is closed to investment.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2011	$24.61	15.07%[2]	$197	1.82%	-0.07%	66%
Year ended 3-31-2010	21.44	44.42[2]	189	1.98	1.35	100
Year ended 3-31-2009	15.08	-49.74[2]	136	1.84	4.03	88
Year ended 3-31-2008	34.70	-4.52[2]	390	1.58	1.43	65
Year ended 3-31-2007	40.58	22.17[2]	389	1.64	0.91	42
Class B Shares						
Year ended 3-31-2011	23.40	13.99	8	2.81	-1.01	66
Year ended 3-31-2010	20.53	43.02	9	2.96	0.47	100
Year ended 3-31-2009	14.50	-50.19	8	2.73	3.59	88
Year ended 3-31-2008	33.35	-5.27	37	2.35	0.68	65
Year ended 3-31-2007	39.14	21.24	52	2.40	0.27	42
Class C Shares						
Year ended 3-31-2011	23.58	14.41	15	2.46	-0.65	66
Year ended 3-31-2010	20.63	43.62	19	2.55	0.87	100
Year ended 3-31-2009	14.55	-50.07	16	2.47	3.55	88
Year ended 3-31-2008	33.49	-5.16	57	2.26	0.78	65
Year ended 3-31-2007	39.28	21.33	65	2.32	0.32	42
Class E Shares[3]						
Year ended 3-31-2011	24.76	15.71[2]	—*	1.32	0.40	66
Year ended 3-31-2010	21.48	45.28[2]	—*	1.37	1.92	100
Year ended 3-31-2009	15.08	-49.46[2]	—*	1.36	4.14	88
Year ended 3-31-2008[4]	34.73	-4.52[2]	—*	1.28[5]	1.78[5]	65[6]
Class I Shares						
Year ended 3-31-2011	24.82	15.87	43	1.18	0.52	66
Year ended 3-31-2010	21.51	45.52	34	1.23	2.15	100
Year ended 3-31-2009	15.09	-49.39	23	1.22	4.08	88
Year ended 3-31-2008[4]	34.80	-4.24	53	1.17[5]	1.44[5]	65[6]
Class Y Shares						
Year ended 3-31-2011	24.75	15.52	2	1.45	0.38	66
Year ended 3-31-2010	21.50	45.09	3	1.51	1.74	100
Year ended 3-31-2009	15.10	-49.52	2	1.49	4.27	88
Year ended 3-31-2008	34.75	-4.33	4	1.41	1.60	65
Year ended 3-31-2007	40.61	22.38	7	1.44	1.14	42

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$10.30	$0.36[2]	$ 0.08	$ 0.44	$(0.33)	$(0.06)	$(0.39)
Year ended 3-31-2010	9.39	0.37[2]	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[4]	10.00	0.19[2]	(0.53)	(0.34)	(0.15)	(0.12)	(0.27)
Class B Shares							
Year ended 3-31-2011	10.29	0.28[2]	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.32[2]	0.80	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[4]	10.00	0.16[2]	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class C Shares							
Year ended 3-31-2011	10.29	0.28[2]	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.30[2]	0.82	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[4]	10.00	0.16[2]	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class I Shares							
Year ended 3-31-2011	10.30	0.39[2]	0.08	0.47	(0.36)	(0.06)	(0.42)
Year ended 3-31-2010	9.39	0.40[2]	0.82	1.22	(0.31)	—	(0.31)
Year ended 3-31-2009[4]	10.00	0.25[2]	(0.57)	(0.32)	(0.17)	(0.12)	(0.29)
Class Y Shares							
Year ended 3-31-2011	10.30	0.36[2]	0.09	0.45	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37[2]	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[4]	10.00	0.23[2]	(0.57)	(0.34)	(0.15)	(0.12)	(0.27)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(2) Based on average weekly shares outstanding.
(3) Total return calculated without taking into account the sales load deducted on an initial purchase.
(4) For the period from April 4, 2008 (commencement of operations of the class) through March 31, 2009.
(5) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$10.35	4.34%[3]	$141	0.99%	3.50%	1.25%	3.24%	26%
Year ended 3-31-2010	10.30	12.84[3]	89	0.99	3.95	1.32	3.62	19
Year ended 3-31-2009[4]	9.39	-3.35[3]	32	1.01[5]	2.87[5]	1.56[5]	2.32[5]	18
Class B Shares								
Year ended 3-31-2011	10.35	3.66	7	1.74	2.76	2.06	2.44	26
Year ended 3-31-2010	10.29	12.01	6	1.74	3.22	2.00	2.96	19
Year ended 3-31-2009[4]	9.38	-4.11	6	1.76[5]	1.85[5]	2.16[5]	1.45[5]	18
Class C Shares								
Year ended 3-31-2011	10.35	3.66	44	1.74	2.76	1.92	2.58	26
Year ended 3-31-2010	10.29	12.01	33	1.74	3.20	1.97	2.97	19
Year ended 3-31-2009[4]	9.38	-4.10	13	1.74[5]	2.03[5]	2.17[5]	1.61[5]	18
Class I Shares								
Year ended 3-31-2011	10.35	4.61	25	0.74	3.76	0.92	3.58	26
Year ended 3-31-2010	10.30	13.13	14	0.74	4.20	0.96	3.98	19
Year ended 3-31-2009[4]	9.39	-3.11	5	0.76[5]	2.80[5]	1.21[5]	2.35[5]	18
Class Y Shares								
Year ended 3-31-2011	10.36	4.44	15	0.99	3.51	1.17	3.33	26
Year ended 3-31-2010	10.30	12.84	14	0.99	3.96	1.22	3.73	19
Year ended 3-31-2009[4]	9.39	-3.34	8	1.01[5]	2.65[5]	1.47[5]	2.19[5]	18

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$8.32	$0.69[2]	$ 0.50	$ 1.19	$(0.69)	$(0.36)	$(1.05)
Year ended 3-31-2010	6.58	0.64[2]	1.93	2.57	(0.66)	(0.17)	(0.83)
Year ended 3-31-2009	8.01	0.65	(1.46)	(0.81)	(0.62)	—	(0.62)
Year ended 3-31-2008	8.92	0.66	(0.92)	(0.26)	(0.65)	—	(0.65)
Year ended 3-31-2007	8.60	0.62	0.32	0.94	(0.62)	—	(0.62)
Class B Shares							
Year ended 3-31-2011	8.32	0.62[2]	0.50	1.12	(0.62)	(0.36)	(0.98)
Year ended 3-31-2010	6.57	0.57[2]	1.94	2.51	(0.59)	(0.17)	(0.76)
Year ended 3-31-2009	8.01	0.59	(1.48)	(0.89)	(0.55)	—	(0.55)
Year ended 3-31-2008	8.92	0.56	(0.91)	(0.35)	(0.56)	—	(0.56)
Year ended 3-31-2007	8.60	0.53	0.32	0.85	(0.53)	—	(0.53)
Class C Shares							
Year ended 3-31-2011	8.32	0.63[2]	0.50	1.13	(0.63)	(0.36)	(0.99)
Year ended 3-31-2010	6.58	0.60[2]	1.92	2.52	(0.61)	(0.17)	(0.78)
Year ended 3-31-2009	8.01	0.58	(1.44)	(0.86)	(0.57)	—	(0.57)
Year ended 3-31-2008	8.92	0.59	(0.92)	(0.33)	(0.58)	—	(0.58)
Year ended 3-31-2007	8.60	0.55	0.32	0.87	(0.55)	—	(0.55)
Class E Shares							
Year ended 3-31-2011	8.32	0.67[2]	0.50	1.17	(0.67)	(0.36)	(1.03)
Year ended 3-31-2010	6.57	0.61[2]	1.95	2.56	(0.64)	(0.17)	(0.81)
Year ended 3-31-2009	8.00	0.63	(1.46)	(0.83)	(0.60)	—	(0.60)
Year ended 3-31-2008[4]	8.92	0.62[2]	(0.93)	(0.31)	(0.61)	—	(0.61)
Class I Shares							
Year ended 3-31-2011	8.32	0.72[2]	0.50	1.22	(0.72)	(0.36)	(1.08)
Year ended 3-31-2010	6.58	0.69[2]	1.91	2.60	(0.69)	(0.17)	(0.86)
Year ended 3-31-2009	8.01	0.68	(1.45)	(0.77)	(0.66)	—	(0.66)
Year ended 3-31-2008[4]	8.92	0.79[2]	(0.94)	(0.15)	(0.76)	—	(0.76)
Class Y Shares							
Year ended 3-31-2011	8.32	0.69[2]	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.66[2]	1.92	2.58	(0.67)	(0.17)	(0.84)
Year ended 3-31-2009	8.02	0.73[2]	(1.53)	(0.80)	(0.64)	—	(0.64)
Year ended 3-31-2008	8.92	0.68	(0.92)	(0.24)	(0.66)	—	(0.66)
Year ended 3-31-2007	8.60	0.64	0.32	0.96	(0.64)	—	(0.64)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$8.46	15.21%[3]	$1,027	1.08%	8.22%	—%	—%	89%
Year ended 3-31-2010	8.32	40.44[3]	649	1.13	8.24	—	—	84
Year ended 3-31-2009	6.58	-10.29[3]	231	1.34	9.33	—	—	77
Year ended 3-31-2008	8.01	-3.04[3]	127	1.36	7.76	—	—	83
Year ended 3-31-2007	8.92	11.39[3]	79	1.38	7.20	—	—	98
Class B Shares								
Year ended 3-31-2011	8.46	14.31	50	1.88	7.43	—	—	89
Year ended 3-31-2010	8.32	39.36	31	2.00	7.36	—	—	84
Year ended 3-31-2009	6.57	-11.37	10	2.46	8.16	—	—	77
Year ended 3-31-2008	8.01	-4.06	7	2.43	6.62	—	—	83
Year ended 3-31-2007	8.92	10.24	7	2.43	6.14	—	—	98
Class C Shares								
Year ended 3-31-2011	8.46	14.42	416	1.77	7.52	—	—	89
Year ended 3-31-2010	8.32	39.45	249	1.83	7.50	—	—	84
Year ended 3-31-2009	6.58	-10.99	54	2.10	8.72	—	—	77
Year ended 3-31-2008	8.01	-3.84	14	2.18	6.86	—	—	83
Year ended 3-31-2007	8.92	10.51	17	2.18	6.39	—	—	98
Class E Shares								
Year ended 3-31-2011	8.46	14.86[3]	4	1.36	7.95	1.59	7.72	89
Year ended 3-31-2010	8.32	40.29[3]	2	1.36	8.02	1.83	7.55	84
Year ended 3-31-2009	6.57	-10.52[3]	1	1.60	9.12	1.81	8.91	77
Year ended 3-31-2008[4]	8.00	-3.69[3]	1	1.97[5]	7.19[5]	—	—	83[6]
Class I Shares								
Year ended 3-31-2011	8.46	15.56	384	0.79	8.49	—	—	89
Year ended 3-31-2010	8.32	40.89	199	0.82	8.48	—	—	84
Year ended 3-31-2009	6.58	-9.89	9	0.90	10.28	—	—	77
Year ended 3-31-2008[4]	8.01	-1.90	—*	0.99[5]	8.11[5]	—	—	83[6]
Class Y Shares								
Year ended 3-31-2011	8.46	15.25	192	1.05	8.22	—	—	89
Year ended 3-31-2010	8.32	40.49	103	1.09	8.28	—	—	84
Year ended 3-31-2009	6.58	-10.23	38	1.14	9.69	—	—	77
Year ended 3-31-2008	8.02	-2.78	4	1.20	7.85	—	—	83
Year ended 3-31-2007	8.92	11.60	11	1.20	7.37	—	—	98

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY INTERNATIONAL BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$13.59	$0.36[2]	$ 1.54	$ 1.90	$(0.30)	$ —	$(0.30)
Year ended 3-31-2010	9.56	0.26[2]	3.79	4.05	(0.02)	—	(0.02)
Year ended 3-31-2009	16.36	0.33	(6.08)	(5.75)	(0.57)	(0.48)	(1.05)
Year ended 3-31-2008	16.81	0.37	0.14	0.51	(0.55)	(0.41)	(0.96)
Year ended 3-31-2007	15.15	0.24[2]	2.36	2.60	(0.43)	(0.51)	(0.94)
Class B Shares							
Year ended 3-31-2011	13.40	0.23[2]	1.51	1.74	(0.21)	—	(0.21)
Year ended 3-31-2010	9.52	0.12[2]	3.76	3.88	—*	—	—*
Year ended 3-31-2009	16.31	0.16	(6.01)	(5.85)	(0.46)	(0.48)	(0.94)
Year ended 3-31-2008	16.77	0.20	0.14	0.34	(0.39)	(0.41)	(0.80)
Year ended 3-31-2007	15.11	0.07[2]	2.37	2.44	(0.27)	(0.51)	(0.78)
Class C Shares							
Year ended 3-31-2011	13.46	0.28[2]	1.52	1.80	(0.24)	—	(0.24)
Year ended 3-31-2010	9.53	0.18[2]	3.77	3.95	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.20	(6.03)	(5.83)	(0.49)	(0.48)	(0.97)
Year ended 3-31-2008	16.78	0.24	0.15	0.39	(0.43)	(0.41)	(0.84)
Year ended 3-31-2007	15.12	0.11[2]	2.37	2.48	(0.31)	(0.51)	(0.82)
Class E Shares							
Year ended 3-31-2011	13.59	0.38[2]	1.54	1.92	(0.31)	—	(0.31)
Year ended 3-31-2010	9.54	0.27[2]	3.80	4.07	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.28[2]	(6.05)	(5.77)	(0.54)	(0.48)	(1.02)
Year ended 3-31-2008[4]	16.85	0.17[2]	0.18	0.35	(0.46)	(0.41)	(0.87)
Class I Shares							
Year ended 3-31-2011	13.67	0.45[2]	1.53	1.98	(0.34)	—	(0.34)
Year ended 3-31-2010	9.57	0.33[2]	3.80	4.13	(0.03)	—	(0.03)
Year ended 3-31-2009	16.38	0.35[2]	(6.05)	(5.70)	(0.63)	(0.48)	(1.11)
Year ended 3-31-2008[4]	16.86	0.30[2]	0.23	0.53	(0.60)	(0.41)	(1.01)
Class Y Shares							
Year ended 3-31-2011	13.63	0.41[2]	1.53	1.94	(0.32)	—	(0.32)
Year ended 3-31-2010	9.57	0.28[2]	3.80	4.08	(0.02)	—	(0.02)
Year ended 3-31-2009	16.38	0.45	(6.19)	(5.74)	(0.59)	(0.48)	(1.07)
Year ended 3-31-2008	16.82	0.39	0.14	0.53	(0.56)	(0.41)	(0.97)
Year ended 3-31-2007	15.15	0.25[2]	2.37	2.62	(0.44)	(0.51)	(0.95)

Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$15.19	14.08%[3]	$213	1.44%	2.56%	—%	—%	71%
Year ended 3-31-2010	13.59	42.40[3]	183	1.51	2.05	—	—	131
Year ended 3-31-2009	9.56	-36.02[3]	128	1.46	2.45	—	—	22
Year ended 3-31-2008	16.36	2.84[3]	260	1.33	2.11	—	—	24
Year ended 3-31-2007	16.81	17.48[3]	235	1.38	1.52	—	—	22
Class B Shares								
Year ended 3-31-2011	14.93	13.04	8	2.41	1.62	—	—	71
Year ended 3-31-2010	13.40	40.79	8	2.56	1.04	—	—	131
Year ended 3-31-2009	9.52	-36.62	6	2.44	1.48	—	—	22
Year ended 3-31-2008	16.31	1.85	13	2.28	1.15	—	—	24
Year ended 3-31-2007	16.77	16.38	12	2.35	0.46	—	—	22
Class C Shares								
Year ended 3-31-2011	15.02	13.42	23	2.10	1.93	—	—	71
Year ended 3-31-2010	13.46	41.42	24	2.15	1.44	—	—	131
Year ended 3-31-2009	9.53	-36.50	20	2.13	1.76	—	—	22
Year ended 3-31-2008	16.33	2.14	42	2.04	1.34	—	—	24
Year ended 3-31-2007	16.78	16.64	30	2.12	0.70	—	—	22
Class E Shares								
Year ended 3-31-2011	15.20	14.25[3]	2	1.33	2.65	2.05	1.93	71
Year ended 3-31-2010	13.59	42.72[3]	1	1.33	2.19	2.35	1.17	131
Year ended 3-31-2009	9.54	-36.11[3]	1	1.63	2.10	1.84	1.90	22
Year ended 3-31-2008[4]	16.33	1.92[3]	1	2.23[5]	1.00[5]	—	—	24[6]
Class I Shares								
Year ended 3-31-2011	15.31	14.63	42	0.99	3.08	—	—	71
Year ended 3-31-2010	13.67	43.15	45	1.00	2.63	—	—	131
Year ended 3-31-2009	9.57	-35.72	34	0.99	2.72	—	—	22
Year ended 3-31-2008[4]	16.38	2.99	45	0.98[5]	2.14[5]	—	—	24[6]
Class Y Shares								
Year ended 3-31-2011	15.25	14.33	6	1.25	2.80	—	—	71
Year ended 3-31-2010	13.63	42.69	6	1.26	2.10	—	—	131
Year ended 3-31-2009	9.57	-35.95	1	1.33	2.75	—	—	22
Year ended 3-31-2008	16.38	2.96	3	1.26	2.06	—	—	24
Year ended 3-31-2007	16.82	17.61	2	1.24	1.64	—	—	22

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$14.84	$ 0.18[2]	$ 2.27	$ 2.45	$(0.15)	$ —	$(0.15)
Year ended 3-31-2010	9.54	0.13[2]	5.27	5.40	(0.10)	—	(0.10)
Year ended 3-31-2009	17.11	0.17	(7.22)	(7.05)	(0.19)	(0.33)	(0.52)
Year ended 3-31-2008	17.63	0.10	0.98	1.08	(0.09)	(1.51)	(1.60)
Year ended 3-31-2007	15.73	0.10[2]	2.59	2.69	(0.06)	(0.73)	(0.79)
Class B Shares							
Year ended 3-31-2011	13.59	0.05[2]	2.06	2.11	(0.06)	—	(0.06)
Year ended 3-31-2010	8.77	0.02[2]	4.82	4.84	(0.02)	—	(0.02)
Year ended 3-31-2009	15.74	0.05	(6.62)	(6.57)	(0.07)	(0.33)	(0.40)
Year ended 3-31-2008	16.31	(0.02)	0.88	0.86	—	(1.43)	(1.43)
Year ended 3-31-2007	14.67	0.00[2]	2.37	2.37	—	(0.73)	(0.73)
Class C Shares							
Year ended 3-31-2011	13.58	0.07[2]	2.08	2.15	(0.08)	—	(0.08)
Year ended 3-31-2010	8.76	0.05[2]	4.82	4.87	(0.05)	—	(0.05)
Year ended 3-31-2009	15.72	0.10	(6.63)	(6.53)	(0.10)	(0.33)	(0.43)
Year ended 3-31-2008	16.30	0.00[2]	0.88	0.88	—	(1.46)	(1.46)
Year ended 3-31-2007	14.65	(0.01)[2]	2.39	2.38	—	(0.73)	(0.73)
Class E Shares							
Year ended 3-31-2011	14.90	0.17[2]	2.29	2.46	(0.15)	—	(0.15)
Year ended 3-31-2010	9.59	0.16[2]	5.27	5.43	(0.12)	—	(0.12)
Year ended 3-31-2009	17.05	0.16	(7.20)	(7.04)	(0.09)	(0.33)	(0.42)
Year ended 3-31-2008[4]	17.63	(0.02)	0.98	0.96	(0.03)	(1.51)	(1.54)
Class I Shares							
Year ended 3-31-2011	14.90	0.23[2]	2.30	2.53	(0.21)	—	(0.21)
Year ended 3-31-2010	9.58	0.20[2]	5.30	5.50	(0.18)	—	(0.18)
Year ended 3-31-2009	17.20	0.20	(7.23)	(7.03)	(0.26)	(0.33)	(0.59)
Year ended 3-31-2008[4]	17.71	0.16	1.01	1.17	(0.17)	(1.51)	(1.68)
Class Y Shares							
Year ended 3-31-2011	14.92	0.20[2]	2.28	2.48	(0.17)	—	(0.17)
Year ended 3-31-2010	9.59	0.04[2]	5.43	5.47	(0.14)	—	(0.14)
Year ended 3-31-2009	17.19	0.19	(7.24)	(7.05)	(0.22)	(0.33)	(0.55)
Year ended 3-31-2008	17.70	0.15[2]	0.97	1.12	(0.12)	(1.51)	(1.63)
Year ended 3-31-2007	15.79	0.12[2]	2.59	2.71	(0.07)	(0.73)	(0.80)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$17.14	16.60%[3]	$673	1.46%	1.21%	—%	—%	101%
Year ended 3-31-2010	14.84	56.68[3]	430	1.59	1.09	—	—	94
Year ended 3-31-2009	9.54	-41.28[3]	152	1.64	1.44	—	—	108
Year ended 3-31-2008	17.11	5.39[3]	222	1.53	0.65	—	—	101
Year ended 3-31-2007	17.63	17.35[3]	161	1.56	0.63	—	—	108
Class B Shares								
Year ended 3-31-2011	15.64	15.56	20	2.35	0.40	—	—	101
Year ended 3-31-2010	13.59	55.20	17	2.54	0.19	—	—	94
Year ended 3-31-2009	8.77	-41.84	8	2.55	0.59	—	—	108
Year ended 3-31-2008	15.74	4.56	16	2.35	-0.09	—	—	101
Year ended 3-31-2007	16.31	16.39	17	2.35	-0.03	—	—	108
Class C Shares								
Year ended 3-31-2011	15.65	15.88	132	2.13	0.55	—	—	101
Year ended 3-31-2010	13.58	55.61	85	2.21	0.47	—	—	94
Year ended 3-31-2009	8.76	-41.64	30	2.29	0.81	—	—	108
Year ended 3-31-2008	15.72	4.68	45	2.20	-0.02	—	—	101
Year ended 3-31-2007	16.30	16.48	34	2.29	-0.08	—	—	108
Class E Shares								
Year ended 3-31-2011	17.21	16.56[3]	3	1.53	1.13	2.16	0.50	101
Year ended 3-31-2010	14.90	56.68[3]	2	1.53	1.23	2.53	0.23	94
Year ended 3-31-2009	9.59	-41.34[3]	1	1.87	1.22	2.74	0.35	108
Year ended 3-31-2008[4]	17.05	4.70[3]	1	2.38[5]	-0.51[5]	—	—	101[6]
Class I Shares								
Year ended 3-31-2011	17.22	17.03	307	1.08	1.51	—	—	101
Year ended 3-31-2010	14.90	57.44	93	1.12	1.55	—	—	94
Year ended 3-31-2009	9.58	-40.98	33	1.12	1.86	—	—	108
Year ended 3-31-2008[4]	17.20	5.83	23	1.13[5]	0.69[5]	—	—	101[6]
Class Y Shares								
Year ended 3-31-2011	17.23	16.72	120	1.34	1.36	—	—	101
Year ended 3-31-2010	14.92	57.10	88	1.36	0.82	—	—	94
Year ended 3-31-2009	9.59	-41.12	11	1.38	1.64	—	—	108
Year ended 3-31-2008	17.19	5.50	10	1.39	0.77	—	—	101
Year ended 3-31-2007	17.70	17.47	4	1.45	0.76	—	—	108

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$29.04	$ 0.39[2]	$ 4.42	$ 4.81	$(0.62)	$—	$(0.62)
Year ended 3-31-2010	19.83	0.27[2]	9.18	9.45	(0.24)	—	(0.24)
Year ended 3-31-2009	36.27	0.34	(16.52)	(16.18)	(0.26)	—	(0.26)
Year ended 3-31-2008	34.60	0.15	1.59	1.74	(0.07)	—	(0.07)
Year ended 3-31-2007	29.74	0.19	4.72	4.91	(0.05)	—	(0.05)
Class B Shares							
Year ended 3-31-2011	26.32	0.08[2]	3.99	4.07	(0.40)	—	(0.40)
Year ended 3-31-2010	18.06	0.02[2]	8.29	8.31	(0.05)	—	(0.05)
Year ended 3-31-2009	33.04	0.03[2]	(14.98)	(14.95)	(0.03)	—	(0.03)
Year ended 3-31-2008	31.79	(0.23)[2]	1.48	1.25	—	—	—
Year ended 3-31-2007	27.58	(0.15)[2]	4.36	4.21	—	—	—
Class C Shares							
Year ended 3-31-2011	26.27	0.10[2]	3.97	4.07	(0.41)	—	(0.41)
Year ended 3-31-2010	18.02	0.01[2]	8.30	8.31	(0.06)	—	(0.06)
Year ended 3-31-2009	32.97	0.05[2]	(14.94)	(14.89)	(0.06)	—	(0.06)
Year ended 3-31-2008	31.71	(0.25)	1.51	1.26	—	—	—
Year ended 3-31-2007	27.52	(0.15)	4.34	4.19	—	—	—
Class E Shares[4]							
Year ended 3-31-2011	29.04	0.45[2]	4.42	4.87	(0.69)	—	(0.69)
Year ended 3-31-2010	19.83	0.35[2]	9.18	9.53	(0.32)	—	(0.32)
Year ended 3-31-2009	36.28	0.37	(16.50)	(16.13)	(0.32)	—	(0.32)
Year ended 3-31-2008[5]	34.54	0.19	1.67	1.86	(0.12)	—	(0.12)
Class I Shares							
Year ended 3-31-2011	29.26	0.69[2]	4.28	4.97	(0.73)	—	(0.73)
Year ended 3-31-2010	19.98	0.28[2]	9.35	9.63	(0.35)	—	(0.35)
Year ended 3-31-2009	36.57	0.38	(16.60)	(16.22)	(0.37)	—	(0.37)
Year ended 3-31-2008[5]	34.52	0.10	2.12	2.22	(0.17)	—	(0.17)
Class Y Shares							
Year ended 3-31-2011	29.06	0.58[2]	4.31	4.89	(0.67)	—	(0.67)
Year ended 3-31-2010	19.86	0.28[2]	9.23	9.51	(0.31)	—	(0.31)
Year ended 3-31-2009	36.27	0.35	(16.49)	(16.14)	(0.27)	—	(0.27)
Year ended 3-31-2008	34.59	0.31	1.42	1.73	(0.05)	—	(0.05)
Year ended 3-31-2007	29.74	0.28	4.63	4.91	(0.06)	—	(0.06)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Annualized.

(7) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$33.23	16.67%[3]	$142	1.62%	1.28%	—%	—%	74%
Year ended 3-31-2010	29.04	47.70[3]	120	1.61	1.04	—	—	80
Year ended 3-31-2009	19.83	-44.65[3]	83	1.57	1.09	—	—	93
Year ended 3-31-2008	36.27	5.01[3]	163	1.42	0.35	—	—	103
Year ended 3-31-2007	34.60	16.51[3]	165	1.46	0.55	—	—	97
Class B Shares								
Year ended 3-31-2011	29.99	15.53	4	2.61	0.29	—	—	74
Year ended 3-31-2010	26.32	46.03	4	2.69	0.06	—	—	80
Year ended 3-31-2009	18.06	-45.25	4	2.62	0.11	—	—	93
Year ended 3-31-2008	33.04	3.96	10	2.45	-0.67	—	—	103
Year ended 3-31-2007	31.79	15.23	11	2.55	-0.53	—	—	97
Class C Shares								
Year ended 3-31-2011	29.93	15.55	31	2.59	0.31	—	—	74
Year ended 3-31-2010	26.27	46.15	31	2.62	0.07	—	—	80
Year ended 3-31-2009	18.02	-45.19	24	2.54	0.16	—	—	93
Year ended 3-31-2008	32.97	3.97	53	2.42	-0.65	—	—	103
Year ended 3-31-2007	31.71	15.23	57	2.54	-0.53	—	—	97
Class E Shares[4]								
Year ended 3-31-2011	33.22	16.88[3]	—*	1.40	1.49	—	—	74
Year ended 3-31-2010	29.04	48.11[3]	—*	1.32	1.31	—	—	80
Year ended 3-31-2009	19.83	-44.52[3]	—*	1.34	1.31	—	—	93
Year ended 3-31-2008[5]	36.28	5.34[3]	—*	1.27[6]	0.49[6]	—	—	103[7]
Class I Shares								
Year ended 3-31-2011	33.50	17.09	23	1.25	1.85	—	—	74
Year ended 3-31-2010	29.26	48.28	36	1.18	1.22	—	—	80
Year ended 3-31-2009	19.98	-44.42	15	1.18	1.37	—	—	93
Year ended 3-31-2008[5]	36.57	6.39	21	1.15[6]	0.32[6]	—	—	103[7]
Class Y Shares								
Year ended 3-31-2011	33.28	16.93	9	1.42	1.62	1.58	1.46	74
Year ended 3-31-2010	29.06	47.95	3	1.42	1.16	1.48	1.10	80
Year ended 3-31-2009	19.86	-44.55	2	1.43	1.21	1.50	1.14	93
Year ended 3-31-2008	36.27	4.99	3	1.44	0.31	—	—	103
Year ended 3-31-2007	34.59	16.50	5	1.46	0.65	—	—	97

See Accompanying Notes to Financial Statements.

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$11.85	$ 0.00[2]	$ 1.77	$ 1.77	$(0.01)	$ —	$(0.01)
Year ended 3-31-2010	8.71	0.04[2]	3.15	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.17	0.04[2]	(4.49)	(4.45)	(0.01)	—	(0.01)
Year ended 3-31-2008	11.82	(0.02)[2]	1.49	1.47	—	(0.12)	(0.12)
Year ended 3-31-2007	11.61	(0.03)	0.24	0.21	—	—	—
Class B Shares							
Year ended 3-31-2011	10.55	(0.13)[2]	1.57	1.44	—	—	—
Year ended 3-31-2010	7.82	(0.09)[2]	2.82	2.73	—	—	—
Year ended 3-31-2009	11.98	(0.10)[2]	(4.06)	(4.16)	—	—	—
Year ended 3-31-2008	10.89	(0.16)	1.37	1.21	—	(0.12)	(0.12)
Year ended 3-31-2007	10.83	(0.12)	0.18	0.06	—	—	—
Class C Shares							
Year ended 3-31-2011	10.95	(0.09)[2]	1.63	1.54	—	—	—
Year ended 3-31-2010	8.09	(0.05)[2]	2.91	2.86	—	—	—
Year ended 3-31-2009	12.33	(0.05)[2]	(4.19)	(4.24)	—	—	—
Year ended 3-31-2008	11.18	(0.13)[2]	1.40	1.27	—	(0.12)	(0.12)
Year ended 3-31-2007	11.09	(0.12)	0.21	0.09	—	—	—
Class E Shares							
Year ended 3-31-2011	11.84	(0.01)[2]	1.78	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.70	0.03[2]	3.16	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.16	0.04[2]	(4.49)	(4.45)	(0.01)	—	(0.01)
Year ended 3-31-2008[4]	11.84	(0.02)[2]	1.46	1.44	—	(0.12)	(0.12)
Class I Shares							
Year ended 3-31-2011	12.12	0.03[2]	1.81	1.84	(0.03)	—	(0.03)
Year ended 3-31-2010	8.91	0.06[2]	3.22	3.28	(0.07)	—	(0.07)
Year ended 3-31-2009	13.46	0.06[2]	(4.58)	(4.52)	(0.03)	—	(0.03)
Year ended 3-31-2008[4]	11.99	0.01[2]	1.58	1.59	—	(0.12)	(0.12)
Class R Shares							
Year ended 3-31-2011	11.74	(0.03)[2]	1.75	1.72	—	—	—
Year ended 3-31-2010	8.63	0.00[2]	3.12	3.12	(0.01)	—	(0.01)
Year ended 3-31-2009	13.08	0.02[2]	(4.47)	(4.45)	—	—	—
Year ended 3-31-2008	11.78	(0.06)[2]	1.48	1.42	—	(0.12)	(0.12)
Year ended 3-31-2007	11.60	(0.06)	0.24	0.18	—	—	—
Class Y Shares							
Year ended 3-31-2011	12.01	0.01[2]	1.80	1.81	(0.02)	—	(0.02)
Year ended 3-31-2010	8.83	0.05[2]	3.19	3.24	(0.06)	—	(0.06)
Year ended 3-31-2009	13.35	0.05[2]	(4.55)	(4.50)	(0.02)	—	(0.02)
Year ended 3-31-2008	11.97	(0.01)[2]	1.51	1.50	—	(0.12)	(0.12)
Year ended 3-31-2007	11.74	(0.01)	0.24	0.23	—	—	—

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$13.61	14.98%[3]	$550	1.15%	0.01%	1.25%	-0.09%	91%
Year ended 3-31-2010	11.85	36.63[3]	464	1.15	0.33	1.30	0.18	60
Year ended 3-31-2009	8.71	-33.80[3]	335	1.15	0.40	1.34	0.21	76
Year ended 3-31-2008	13.17	12.32[3]	278	1.15	-0.13	1.29	-0.27	79
Year ended 3-31-2007	11.82	1.81[3]	162	1.20	-0.44	1.39	-0.44	93
Class B Shares								
Year ended 3-31-2011	11.99	13.65	10	2.32	-1.17	—	—	91
Year ended 3-31-2010	10.55	34.91	9	2.41	-0.94	—	—	60
Year ended 3-31-2009	7.82	-34.73	7	2.49	-1.01	—	—	76
Year ended 3-31-2008	11.98	10.98	13	2.32	-1.28	—	—	79
Year ended 3-31-2007	10.89	0.55	12	2.42	-1.48	—	—	93
Class C Shares								
Year ended 3-31-2011	12.49	14.06	53	1.98	-0.83	—	—	91
Year ended 3-31-2010	10.95	35.35	50	2.02	-0.54	—	—	60
Year ended 3-31-2009	8.09	-34.39	33	2.08	-0.54	—	—	76
Year ended 3-31-2008	12.33	11.23	34	2.07	-1.04	—	—	79
Year ended 3-31-2007	11.18	0.81	19	2.18	-1.23	—	—	93
Class E Shares								
Year ended 3-31-2011	13.60	14.99[3]	2	1.15	-0.02	1.83	-0.70	91
Year ended 3-31-2010	11.84	36.67[3]	1	1.15	0.31	2.05	-0.59	60
Year ended 3-31-2009	8.70	-33.83[3]	1	1.15	0.38	2.27	-0.74	76
Year ended 3-31-2008[4]	13.16	12.05[3]	—*	1.15[5]	-0.13[5]	1.75[5]	-0.73[5]	79[6]
Class I Shares								
Year ended 3-31-2011	13.93	15.22	173	0.92	0.22	—	—	91
Year ended 3-31-2010	12.12	36.86	270	0.92	0.56	—	—	60
Year ended 3-31-2009	8.91	-33.61	102	0.92	0.87	—	—	76
Year ended 3-31-2008[4]	13.46	13.15	2	0.96[5]	0.09[5]	—	—	79[6]
Class R Shares								
Year ended 3-31-2011	13.46	14.65	20	1.46	-0.29	—	—	91
Year ended 3-31-2010	11.74	36.18	13	1.46	0.00	—	—	60
Year ended 3-31-2009	8.63	-34.02	4	1.47	0.15	—	—	76
Year ended 3-31-2008	13.08	11.94	1	1.49	-0.48	—	—	79
Year ended 3-31-2007	11.78	1.55	—*	1.51	-0.57	—	—	93
Class Y Shares								
Year ended 3-31-2011	13.80	15.09	142	1.06	0.10	1.16	0.00	91
Year ended 3-31-2010	12.01	36.69	112	1.06	0.41	1.17	0.30	60
Year ended 3-31-2009	8.83	-33.74	79	1.06	0.42	1.19	0.29	76
Year ended 3-31-2008	13.35	12.42	109	1.06	-0.04	1.19	-0.17	79
Year ended 3-31-2007	11.97	1.96	59	1.08	-0.13	1.19	-0.24	93

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$11.06	$0.25[2]	$0.02	$0.27	$(0.27)	$(0.02)	$(0.29)
Year ended 3-31-2010	10.77	0.31[2]	0.33	0.64	(0.32)	(0.03)	(0.35)
Year ended 3-31-2009	10.48	0.31	0.29	0.60	(0.31)	—	(0.31)
Year ended 3-31-2008	10.15	0.38	0.33	0.71	(0.38)	—	(0.38)
Year ended 3-31-2007	10.00	0.33	0.15	0.48	(0.33)	—	(0.33)
Class B Shares							
Year ended 3-31-2011	11.06	0.16[2]	0.02	0.18	(0.18)	(0.02)	(0.20)
Year ended 3-31-2010	10.77	0.22[2]	0.33	0.55	(0.23)	(0.03)	(0.26)
Year ended 3-31-2009	10.48	0.23	0.29	0.52	(0.23)	—	(0.23)
Year ended 3-31-2008	10.15	0.29	0.33	0.62	(0.29)	—	(0.29)
Year ended 3-31-2007	10.00	0.24	0.15	0.39	(0.24)	—	(0.24)
Class C Shares							
Year ended 3-31-2011	11.06	0.17[2]	0.02	0.19	(0.19)	(0.02)	(0.21)
Year ended 3-31-2010	10.77	0.24[2]	0.33	0.57	(0.25)	(0.03)	(0.28)
Year ended 3-31-2009	10.48	0.24	0.29	0.53	(0.24)	—	(0.24)
Year ended 3-31-2008	10.15	0.29	0.33	0.62	(0.29)	—	(0.29)
Year ended 3-31-2007	10.00	0.24	0.15	0.39	(0.24)	—	(0.24)
Class E Shares							
Year ended 3-31-2011	11.06	0.24[2]	0.02	0.26	(0.26)	(0.02)	(0.28)
Year ended 3-31-2010	10.77	0.31[2]	0.34	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.34	0.29	0.63	(0.34)	—	(0.34)
Year ended 3-31-2008[4]	10.15	0.40	0.33	0.73	(0.40)	—	(0.40)
Class I Shares							
Year ended 3-31-2011	11.06	0.28[2]	0.02	0.30	(0.30)	(0.02)	(0.32)
Year ended 3-31-2010	10.77	0.35[2]	0.33	0.68	(0.36)	(0.03)	(0.39)
Year ended 3-31-2009	10.48	0.35	0.29	0.64	(0.35)	—	(0.35)
Year ended 3-31-2008[4]	10.15	0.49	0.33	0.82	(0.49)	—	(0.49)
Class Y Shares							
Year ended 3-31-2011	11.06	0.25[2]	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.32[2]	0.33	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.32	0.29	0.61	(0.32)	—	(0.32)
Year ended 3-31-2008	10.15	0.39	0.33	0.72	(0.39)	—	(0.39)
Year ended 3-31-2007	10.00	0.34	0.15	0.49	(0.34)	—	(0.34)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$11.04	2.45%[3]	$794	0.93%	2.18%	—%	—%	54%
Year ended 3-31-2010	11.06	6.03[3]	570	1.00	2.84	—	—	33
Year ended 3-31-2009	10.77	5.89[3]	289	0.91	2.89	1.06	2.74	20
Year ended 3-31-2008	10.48	7.13[3]	72	1.19	3.70	1.27	3.62	86
Year ended 3-31-2007	10.15	4.89[3]	35	1.33	3.30	—	—	41
Class B Shares								
Year ended 3-31-2011	11.04	1.61	24	1.75	1.36	—	—	54
Year ended 3-31-2010	11.06	5.16	21	1.82	2.06	—	—	33
Year ended 3-31-2009	10.77	5.04	20	1.73	2.08	1.88	1.93	20
Year ended 3-31-2008	10.48	6.21	6	2.07	2.83	2.15	2.75	86
Year ended 3-31-2007	10.15	3.94	5	2.23	2.39	—	—	41
Class C Shares								
Year ended 3-31-2011	11.04	1.72	216	1.65	1.47	—	—	54
Year ended 3-31-2010	11.06	5.27	213	1.71	2.14	—	—	33
Year ended 3-31-2009	10.77	5.11	157	1.59	2.12	1.74	1.97	20
Year ended 3-31-2008	10.48	6.19	15	2.09	2.81	2.17	2.73	86
Year ended 3-31-2007	10.15	3.98	12	2.20	2.42	—	—	41
Class E Shares								
Year ended 3-31-2011	11.04	2.35[3]	1	1.00	2.08	1.19	1.89	54
Year ended 3-31-2010	11.06	6.07[3]	—*	0.98	2.78	—	—	33
Year ended 3-31-2009	10.77	6.15[3]	—*	0.73	3.21	0.88	3.06	20
Year ended 3-31-2008[4]	10.48	7.31[3]	—*	0.98[5]	3.93[5]	1.06[5]	3.85[5]	86[6]
Class I Shares								
Year ended 3-31-2011	11.04	2.71	51	0.68	2.43	—	—	54
Year ended 3-31-2010	11.06	6.35	37	0.73	3.09	—	—	33
Year ended 3-31-2009	10.77	6.26	6	0.57	3.22	0.72	3.07	20
Year ended 3-31-2008[4]	10.48	8.31	—*	0.89[5]	4.02[5]	0.97[5]	3.94[5]	86[6]
Class Y Shares								
Year ended 3-31-2011	11.04	2.45	54	0.93	2.19	0.94	2.18	54
Year ended 3-31-2010	11.06	6.07	57	0.98	2.87	—	—	33
Year ended 3-31-2009	10.77	5.95	37	0.86	2.89	1.01	2.74	20
Year ended 3-31-2008	10.48	7.25	2	1.09	3.79	1.17	3.71	86
Year ended 3-31-2007	10.15	5.06	1	1.17	3.44	—	—	41

See Accompanying Notes to Financial Statements.

IVY MANAGED EUROPEAN/PACIFIC FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2011	$ 7.80	$(0.04)[2]	$ 1.14	$ 1.10	$ —	$ —	$ —	$ —
Year ended 3-31-2010	4.90	(0.03)[2]	2.94	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.46)	(4.27)	(0.31)	(0.33)	—	(0.64)
Year ended 3-31-2008[4]	10.00	0.47[2]	(0.15)	0.32	(0.51)	—	—	(0.51)
Class B Shares								
Year ended 3-31-2011	7.71	(0.11)[2]	1.14	1.03	—	—	—	—
Year ended 3-31-2010	4.86	(0.08)[2]	2.93	2.85	—	—	—	—
Year ended 3-31-2009	9.78	0.12	(4.46)	(4.34)	(0.25)	(0.33)	—	(0.58)
Year ended 3-31-2008[4]	10.00	0.44[2]	(0.21)	0.23	(0.45)	—	—	(0.45)
Class C Shares								
Year ended 3-31-2011	7.73	(0.10)[2]	1.14	1.04	—	—	—	—
Year ended 3-31-2010	4.87	(0.07)[2]	2.93	2.86	—*	—	—*	—*
Year ended 3-31-2009	9.79	0.13	(4.46)	(4.33)	(0.26)	(0.33)	—	(0.59)
Year ended 3-31-2008[4]	10.00	0.45[2]	(0.21)	0.24	(0.45)	—	—	(0.45)
Class E Shares[6]								
Year ended 3-31-2011	7.81	(0.03)[2]	1.15	1.12	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)[2]	2.93	2.92	(0.01)	—	(0.01)	(0.02)
Year ended 3-31-2009	9.81	0.20	(4.45)	(4.25)	(0.32)	(0.33)	—	(0.65)
Year ended 3-31-2008[4]	10.00	0.49[2]	(0.16)	0.33	(0.52)	—	—	(0.52)
Class I Shares								
Year ended 3-31-2011	7.84	(0.01)[2]	1.15	1.14	—	—	—	—
Year ended 3-31-2010	4.92	(0.01)[2]	2.95	2.94	—*	—	(0.02)	(0.02)
Year ended 3-31-2009	9.82	0.21	(4.45)	(4.24)	(0.33)	(0.33)	—	(0.66)
Year ended 3-31-2008[4]	10.00	0.52[2]	(0.16)	0.36	(0.54)	—	—	(0.54)
Class Y Shares								
Year ended 3-31-2011	7.81	(0.04)[2]	1.15	1.11	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)[2]	2.92	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.45)	(4.26)	(0.31)	(0.33)	—	(0.64)
Year ended 3-31-2008[4]	10.00	0.49[2]	(0.16)	0.33	(0.52)	—	—	(0.52)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) Class is closed to investment.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$8.90	14.10%[3]	$88	0.60%	-0.51%	—%	—%	7%
Year ended 3-31-2010	7.80	59.43[3]	75	0.66	-0.21	—	—	13
Year ended 3-31-2009	4.90	-43.93[3]	39	0.72	2.51	—	—	25
Year ended 3-31-2008[4]	9.81	2.67[3]	54	0.88[5]	6.52[5]	0.89[5]	6.51[5]	—*
Class B Shares								
Year ended 3-31-2011	8.74	13.36	2	1.49	-1.41	—	—	7
Year ended 3-31-2010	7.71	58.64	2	1.60	-1.14	—	—	13
Year ended 3-31-2009	4.86	-44.75	1	1.70	1.53	—	—	25
Year ended 3-31-2008[4]	9.78	1.87	1	1.77[5]	5.43[5]	1.78[5]	5.42[5]	—*
Class C Shares								
Year ended 3-31-2011	8.77	13.45	2	1.39	-1.30	—	—	7
Year ended 3-31-2010	7.73	58.76	2	1.43	-0.97	—	—	13
Year ended 3-31-2009	4.87	-44.59	1	1.52	1.53	—	—	25
Year ended 3-31-2008[4]	9.79	1.90	3	1.65[5]	6.18[5]	1.66[5]	6.17[5]	—*
Class E Shares[6]								
Year ended 3-31-2011	8.93	14.34[3]	—*	0.48	-0.39	—	—	7
Year ended 3-31-2010	7.81	59.40[3]	—*	0.49	-0.06	—	—	13
Year ended 3-31-2009	4.91	-43.74[3]	—*	0.53	2.49	—	—	25
Year ended 3-31-2008[4]	9.81	2.79[3]	—*	0.79[5]	4.44[5]	0.80[5]	4.43[5]	—*
Class I Shares								
Year ended 3-31-2011	8.98	14.54	—*	0.23	-0.16	—	—	7
Year ended 3-31-2010	7.84	59.76	—*	0.23	0.20	—	—	13
Year ended 3-31-2009	4.92	-43.56	—*	0.27	2.73	—	—	25
Year ended 3-31-2008[4]	9.82	3.07	—*	0.55[5]	4.67[5]	0.56[5]	4.66[5]	—*
Class Y Shares								
Year ended 3-31-2011	8.92	14.21	1	0.59	-0.50	—	—	7
Year ended 3-31-2010	7.81	59.32	—*	0.55	0.05	—	—	13
Year ended 3-31-2009	4.91	-43.84	—*	0.73	2.45	—	—	25
Year ended 3-31-2008[4]	9.81	2.77	—*	0.81[5]	4.76[5]	0.82[5]	4.75[5]	—*

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2011	$ 8.44	$ 0.03(2)	$ 1.14	$ 1.17	$(0.03)	$ —	$(0.02)	$(0.05)
Year ended 3-31-2010	5.62	0.01(2)	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.21	(4.21)	(4.00)	(0.27)	(0.15)	(0.02)	(0.44)
Year ended 3-31-2008(4)	10.00	0.35(2)	0.04	0.39	(0.33)	—	—	(0.33)
Class B Shares								
Year ended 3-31-2011	8.38	(0.04)(2)	1.14	1.10	—*	—	—*	—*
Year ended 3-31-2010	5.59	(0.04)(2)	2.83	2.79	—	—	—	—
Year ended 3-31-2009	10.04	0.16(2)	(4.23)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Year ended 3-31-2008(4)	10.00	0.33(2)	(0.02)	0.31	(0.27)	—	—	(0.27)
Class C Shares								
Year ended 3-31-2011	8.40	(0.03)(2)	1.13	1.10	(0.01)	—	—*	(0.01)
Year ended 3-31-2010	5.59	(0.03)(2)	2.84	2.81	—	—	—	—
Year ended 3-31-2009	10.04	0.15(2)	(4.22)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Year ended 3-31-2008(4)	10.00	0.30(2)	0.02	0.32	(0.28)	—	—	(0.28)
Class E Shares(6)								
Year ended 3-31-2011	8.45	0.05(2)	1.13	1.18	(0.04)	—	(0.02)	(0.06)
Year ended 3-31-2010	5.62	0.01(2)	2.86	2.87	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.23	(4.23)	(4.00)	(0.28)	(0.14)	(0.02)	(0.44)
Year ended 3-31-2008(4)	10.00	0.38(2)	0.02	0.40	(0.34)	—	—	(0.34)
Class I Shares								
Year ended 3-31-2011	8.46	0.05(2)	1.14	1.19	(0.04)	—	(0.03)	(0.07)
Year ended 3-31-2010	5.63	0.02(2)	2.87	2.89	(0.03)	—	(0.03)	(0.06)
Year ended 3-31-2009	10.07	0.24	(4.21)	(3.97)	(0.30)	(0.15)	(0.02)	(0.47)
Year ended 3-31-2008(4)	10.00	0.41(2)	0.02	0.43	(0.36)	—	—	(0.36)
Class Y Shares								
Year ended 3-31-2011	8.43	0.03(2)	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.61	0.01(2)	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.22	(4.22)	(4.00)	(0.28)	(0.15)	(0.02)	(0.45)
Year ended 3-31-2008(4)	10.00	0.37(2)	0.03	0.40	(0.34)	—	—	(0.34)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) Class is closed to investment.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$ 9.56	13.88%[3]	$188	0.50%	0.38%	—%	—%	22%
Year ended 3-31-2010	8.44	50.82[3]	152	0.55	0.30	—	—	9
Year ended 3-31-2009	5.62	-40.20[3]	84	0.57	2.85	—	—	16
Year ended 3-31-2008[4]	10.06	3.75[3]	100	0.67[5]	4.67[5]	0.68[5]	4.66[5]	—
Class B Shares								
Year ended 3-31-2011	9.48	13.14	3	1.36	-0.47	—	—	22
Year ended 3-31-2010	8.38	49.91	4	1.43	-0.58	—	—	9
Year ended 3-31-2009	5.59	-40.93	3	1.41	1.92	—	—	16
Year ended 3-31-2008[4]	10.04	2.98	4	1.48[5]	4.05[5]	1.49[5]	4.04[5]	—
Class C Shares								
Year ended 3-31-2011	9.49	13.05	5	1.26	-0.38	—	—	22
Year ended 3-31-2010	8.40	50.27	5	1.32	-0.46	—	—	9
Year ended 3-31-2009	5.59	-40.91	3	1.35	2.19	—	—	16
Year ended 3-31-2008[4]	10.04	3.05	4	1.44[5]	3.70[5]	1.45[5]	3.69[5]	—
Class E Shares[6]								
Year ended 3-31-2011	9.57	13.94[3]	—*	0.41	0.48	—	—	22
Year ended 3-31-2010	8.45	51.16[3]	—*	0.42	0.41	—	—	9
Year ended 3-31-2009	5.62	-40.12[3]	—*	0.45	2.83	—	—	16
Year ended 3-31-2008[4]	10.06	3.82[3]	—*	0.60[5]	3.57[5]	0.61[5]	3.56[5]	—
Class I Shares								
Year ended 3-31-2011	9.58	14.09	—*	0.16	0.54	—	—	22
Year ended 3-31-2010	8.46	51.31	—*	0.16	0.66	—	—	9
Year ended 3-31-2009	5.63	-39.86	—*	0.18	3.08	—	—	16
Year ended 3-31-2008[4]	10.07	4.10	—*	0.36[5]	3.81[5]	0.37[5]	3.80[5]	—
Class Y Shares								
Year ended 3-31-2011	9.55	13.90	1	0.50	0.40	0.52	0.38	22
Year ended 3-31-2010	8.43	50.91	—*	0.55	0.28	0.58	0.25	9
Year ended 3-31-2009	5.61	-40.21	—*	0.59	2.56	0.60	2.55	16
Year ended 3-31-2008[4]	10.06	3.81	—*	0.64[5]	3.83 (5)	0.65[5]	3.82[5]	—

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$15.78	$(0.30)[2]	$ 4.80	$ 4.50	$(0.05)	$(0.60)	$(0.65)
Year ended 3-31-2010	9.77	(0.29)[2]	6.69	6.40	—	(0.39)	(0.39)
Year ended 3-31-2009[4]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class B Shares							
Year ended 3-31-2011	15.63	(0.52)[2]	4.71	4.19	—	(0.55)	(0.55)
Year ended 3-31-2010	9.76	(0.51)[2]	6.66	6.15	—	(0.28)	(0.28)
Year ended 3-31-2009[4]	10.00	(0.04)	(0.20)	(0.24)	—	—	—
Class C Shares							
Year ended 3-31-2011	15.69	(0.43)[2]	4.75	4.32	—	(0.59)	(0.59)
Year ended 3-31-2010	9.76	(0.44)[2]	6.68	6.24	—	(0.31)	(0.31)
Year ended 3-31-2009[4]	10.00	(0.03)	(0.21)	(0.24)	—	—	—
Class I Shares							
Year ended 3-31-2011	15.79	(0.22)[2]	4.82	4.60	(0.06)	(0.60)	(0.66)
Year ended 3-31-2010	9.77	(0.24)[2]	6.68	6.44	—	(0.42)	(0.42)
Year ended 3-31-2009[4]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class Y Shares							
Year ended 3-31-2011	15.70	(0.26)[2]	4.78	4.52	—	(0.58)	(0.58)
Year ended 3-31-2010	9.77	(0.31)[2]	6.63	6.32	—	(0.39)	(0.39)
Year ended 3-31-2009[4]	10.00	(0.02)	(0.21)	(0.23)	—	—	—

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from February 17, 2009 (commencement of operations of the class) through March 31, 2009.

(5) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$19.63	28.73%[3]	$78	1.88%	-1.69%	—%	—%	78%
Year ended 3-31-2010	15.78	66.16[3]	28	2.17	-2.08	2.79	-2.70	94
Year ended 3-31-2009[4]	9.77	-2.30[3]	3	2.55[5]	-2.38[5]	—	—	5
Class B Shares								
Year ended 3-31-2011	19.27	27.00	1	3.20	-3.02	—	—	78
Year ended 3-31-2010	15.63	63.49	—*	3.91	-3.82	4.13	-4.04	94
Year ended 3-31-2009[4]	9.76	-2.40	—*	3.49[5]	-3.32[5]	—	—	5
Class C Shares								
Year ended 3-31-2011	19.42	27.72	4	2.66	-2.48	—	—	78
Year ended 3-31-2010	15.69	64.45	1	3.29	-3.19	3.51	-3.41	94
Year ended 3-31-2009[4]	9.76	-2.40	—*	3.24[5]	-3.07[5]	—	—	5
Class I Shares								
Year ended 3-31-2011	19.73	29.36	3	1.41	-1.24	—	—	78
Year ended 3-31-2010	15.79	66.68	—*	1.89	-1.79	2.23	-2.13	94
Year ended 3-31-2009[4]	9.77	-2.30	—*	1.97[5]	-1.80[5]	—	—	5
Class Y Shares								
Year ended 3-31-2011	19.64	29.00	1	1.67	-1.45	—	—	78
Year ended 3-31-2010	15.70	65.38	—*	2.35	-2.27	2.57	-2.49	94
Year ended 3-31-2009[4]	9.77	-2.30	—*	2.21[5]	-2.03[5]	—	—	5

See Accompanying Notes to Financial Statements.

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$13.95	$(0.05)[2]	$ 4.46	$ 4.41	$—	$—	$—
Year ended 3-31-2010	8.57	(0.06)[2]	5.44	5.38	—	—	—
Year ended 3-31-2009	12.77	(0.05)	(4.15)	(4.20)	—	—	—
Year ended 3-31-2008	13.07	(0.09)	(0.21)	(0.30)	—	—	—
Year ended 3-31-2007	12.59	(0.06)	0.54	0.48	—	—	—
Class B Shares							
Year ended 3-31-2011	12.58	(0.18)[2]	4.00	3.82	—	—	—
Year ended 3-31-2010	7.81	(0.16)[2]	4.93	4.77	—	—	—
Year ended 3-31-2009	11.79	(0.17)[2]	(3.81)	(3.98)	—	—	—
Year ended 3-31-2008	12.18	(0.30)	(0.09)	(0.39)	—	—	—
Year ended 3-31-2007	11.85	(0.23)	0.56	0.33	—	—	—
Class C Shares							
Year ended 3-31-2011	13.04	(0.15)[2]	4.15	4.00	—	—	—
Year ended 3-31-2010	8.06	(0.14)[2]	5.12	4.98	—	—	—
Year ended 3-31-2009	12.09	(0.19)	(3.84)	(4.03)	—	—	—
Year ended 3-31-2008	12.48	(0.25)	(0.14)	(0.39)	—	—	—
Year ended 3-31-2007	12.10	(0.19)	0.57	0.38	—	—	—
Class E Shares							
Year ended 3-31-2011	13.81	(0.07)[2]	4.43	4.36	—	—	—
Year ended 3-31-2010	8.48	(0.05)[2]	5.38	5.33	—	—	—
Year ended 3-31-2009	12.68	(0.06)	(4.14)	(4.20)	—	—	—
Year ended 3-31-2008[4]	13.13	(0.22)[2]	(0.23)	(0.45)	—	—	—
Class I Shares							
Year ended 3-31-2011	14.42	0.01[2]	4.64	4.65	—	—	—
Year ended 3-31-2010	8.81	0.00[2]	5.61	5.61	—	—	—
Year ended 3-31-2009	13.07	0.00	(4.26)	(4.26)	—	—	—
Year ended 3-31-2008[4]	13.28	(0.03)[2]	(0.18)	(0.21)	—	—	—
Class R Shares							
Year ended 3-31-2011	13.90	(0.08)[2]	4.45	4.37	—	—	—
Year ended 3-31-2010	8.54	(0.07)[2]	5.43	5.36	—	—	—
Year ended 3-31-2009	12.73	(0.06)	(4.13)	(4.19)	—	—	—
Year ended 3-31-2008	13.05	(0.10)	(0.22)	(0.32)	—	—	—
Year ended 3-31-2007	12.58	(0.07)	0.54	0.47	—	—	—
Class Y Shares							
Year ended 3-31-2011	14.29	(0.02)[2]	4.59	4.57	—	—	—
Year ended 3-31-2010	8.74	(0.01)[2]	5.56	5.55	—	—	—
Year ended 3-31-2009	12.97	(0.01)	(4.22)	(4.23)	—	—	—
Year ended 3-31-2008	13.23	(0.07)	(0.19)	(0.26)	—	—	—
Year ended 3-31-2007	12.70	(0.03)	0.56	0.53	—	—	—

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$18.36	31.61%[3]	$369	1.49%	-0.34%	—%	—%	39%
Year ended 3-31-2010	13.95	62.78[3]	162	1.65	-0.51	1.67	-0.53	40
Year ended 3-31-2009	8.57	-32.89[3]	75	1.65	-0.39	1.78	-0.52	49
Year ended 3-31-2008	12.77	-2.37[3]	108	1.60	-0.67	—	—	42
Year ended 3-31-2007	13.07	3.89[3]	104	1.59	-0.48	—	—	25
Class B Shares								
Year ended 3-31-2011	16.40	30.37	12	2.47	-1.32	—	—	39
Year ended 3-31-2010	12.58	61.08	7	2.68	-1.53	—	—	40
Year ended 3-31-2009	7.81	-33.76	4	2.92	-1.69	—	—	49
Year ended 3-31-2008	11.79	-3.20	9	2.56	-1.62	—	—	42
Year ended 3-31-2007	12.18	2.79	11	2.62	-1.52	—	—	25
Class C Shares								
Year ended 3-31-2011	17.04	30.68	69	2.16	-1.02	—	—	39
Year ended 3-31-2010	13.04	61.79	17	2.35	-1.21	2.38	-1.24	40
Year ended 3-31-2009	8.06	-33.33	6	2.35	-1.10	2.59	-1.34	49
Year ended 3-31-2008	12.09	-3.13	10	2.35	-1.41	2.38	-1.44	42
Year ended 3-31-2007	12.48	3.14	12	2.35	-1.25	2.42	-1.32	25
Class E Shares								
Year ended 3-31-2011	18.17	31.57[3]	3	1.60	-0.44	2.09	-0.93	39
Year ended 3-31-2010	13.81	62.85[3]	1	1.60	-0.46	2.60	-1.46	40
Year ended 3-31-2009	8.48	-33.12[3]	—*	1.99	-0.71	3.12	-1.84	49
Year ended 3-31-2008[4]	12.68	-3.43[3]	—*	2.52[5]	-1.61[5]	—	—	42[6]
Class I Shares								
Year ended 3-31-2011	19.07	32.25	116	1.08	0.04	—	—	39
Year ended 3-31-2010	14.42	63.68	6	1.14	-0.03	—	—	40
Year ended 3-31-2009	8.81	-32.59	—*	1.17	0.09	—	—	49
Year ended 3-31-2008[4]	13.07	-1.58	1	1.17[5]	-0.23[5]	—	—	42[6]
Class R Shares								
Year ended 3-31-2011	18.27	31.44	21	1.63	-0.48	—	—	39
Year ended 3-31-2010	13.90	62.76	4	1.67	-0.57	—	—	40
Year ended 3-31-2009	8.54	-32.91	—*	1.72	-0.45	—	—	49
Year ended 3-31-2008	12.73	-2.45	—*	1.68	-0.75	—	—	42
Year ended 3-31-2007	13.05	3.74	—*	1.71	-0.59	—	—	25
Class Y Shares								
Year ended 3-31-2011	18.86	31.98	207	1.25	-0.10	1.34	-0.19	39
Year ended 3-31-2010	14.29	63.50	54	1.25	-0.11	1.38	-0.24	40
Year ended 3-31-2009	8.74	-32.61	9	1.25	0.00	1.40	-0.15	49
Year ended 3-31-2008	12.97	-1.97	12	1.25	-0.33	1.40	-0.48	42
Year ended 3-31-2007	13.23	4.17	10	1.25	-0.15	1.42	-0.32	25

See Accompanying Notes to Financial Statements.

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$1.00	$0.00[2]	$0.00	$0.00	$ —*	$—*	$ —*
Year ended 3-31-2010	1.00	0.01[2]	0.00	0.01	(0.01)	—*	(0.01)
Year ended 3-31-2009	1.00	0.02[2]	0.00	0.02	(0.02)	—	(0.02)
Year ended 3-31-2008	1.00	0.04[2]	0.00	0.04	(0.04)	—	(0.04)
Year ended 3-31-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Class B Shares[3]							
Year ended 3-31-2011	1.00	0.00[2]	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00[2]	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01[2]	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2008	1.00	0.03[2]	0.00	0.03	(0.03)	—	(0.03)
Year ended 3-31-2007	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Class C Shares[3]							
Year ended 3-31-2011	1.00	0.00[2]	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00[2]	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01[2]	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2008	1.00	0.03[2]	0.00	0.03	(0.03)	—	(0.03)
Year ended 3-31-2007	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Class E Shares							
Year ended 3-31-2011	1.00	0.00[2]	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00[2]	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01[2]	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2008[4]	1.00	0.04[2]	0.00	0.04	(0.04)	—	(0.04)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) These shares are not available for direct investment. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]
Class A Shares							
Year ended 3-31-2011	$1.00	0.04%	$159	0.43%	0.02%	0.69%	-0.24%
Year ended 3-31-2010	1.00	0.53	195	0.65	0.50	0.65	0.50
Year ended 3-31-2009	1.00	1.65	219	0.73	1.51	—	—
Year ended 3-31-2008	1.00	4.19	91	0.88	4.02	—	—
Year ended 3-31-2007	1.00	4.44	59	0.88	4.38	0.98	4.28
Class B Shares[3]							
Year ended 3-31-2011	1.00	0.04	7	0.43	0.02	1.80	-1.35
Year ended 3-31-2010	1.00	0.16	9	1.07	0.16	1.75	-0.52
Year ended 3-31-2009	1.00	0.74	19	1.61	0.58	1.70	0.49
Year ended 3-31-2008	1.00	3.25	7	1.80	3.01	—	—
Year ended 3-31-2007	1.00	3.44	4	1.86	3.43	—	—
Class C Shares[3]							
Year ended 3-31-2011	1.00	0.04	32	0.43	0.02	1.67	-1.22
Year ended 3-31-2010	1.00	0.16	39	1.08	0.16	1.67	-0.43
Year ended 3-31-2009	1.00	0.78	91	1.58	0.58	1.63	0.53
Year ended 3-31-2008	1.00	3.31	18	1.73	3.03	—	—
Year ended 3-31-2007	1.00	3.45	6	1.84	3.45	—	—
Class E Shares							
Year ended 3-31-2011	1.00	0.04	3	0.43	0.02	0.79	-0.34
Year ended 3-31-2010	1.00	0.49	4	0.69	0.49	0.70	0.48
Year ended 3-31-2009	1.00	1.51	5	0.88	1.31	—	—
Year ended 3-31-2008[4]	1.00	4.07	1	0.93[5]	3.77[5]	—	—

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$11.16	$0.43[2]	$(0.21)	$ 0.22	$(0.43)	$—	$(0.43)
Year ended 3-31-2010	10.41	0.45[2]	0.75	1.20	(0.45)	—	(0.45)
Year ended 3-31-2009	10.80	0.39[2]	(0.39)	0.00	(0.39)	—	(0.39)
Year ended 3-31-2008	11.12	0.39[2]	(0.32)	0.07	(0.39)	—	(0.39)
Year ended 3-31-2007	11.04	0.41[2]	0.08	0.49	(0.41)	—	(0.41)
Class B Shares							
Year ended 3-31-2011	11.16	0.34[2]	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.36[2]	0.75	1.11	(0.36)	—	(0.36)
Year ended 3-31-2009	10.80	0.31[2]	(0.39)	(0.08)	(0.31)	—	(0.31)
Year ended 3-31-2008	11.12	0.31	(0.32)	(0.01)	(0.31)	—	(0.31)
Year ended 3-31-2007	11.04	0.32	0.08	0.40	(0.32)	—	(0.32)
Class C Shares							
Year ended 3-31-2011	11.16	0.34[2]	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.37[2]	0.75	1.12	(0.37)	—	(0.37)
Year ended 3-31-2009	10.80	0.31[2]	(0.39)	(0.08)	(0.31)	—	(0.31)
Year ended 3-31-2008	11.12	0.31	(0.32)	(0.01)	(0.31)	—	(0.31)
Year ended 3-31-2007	11.04	0.32	0.08	0.40	(0.32)	—	(0.32)
Class I Shares							
Year ended 3-31-2011	11.16	0.45[2]	(0.21)	0.24	(0.45)	—	(0.45)
Year ended 3-31-2010[4]	11.10	0.19[2]	0.06	0.25	(0.19)	—	(0.19)
Class Y Shares							
Year ended 3-31-2011	11.16	0.43[2]	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010[7]	11.30	0.22[2]	(0.14)	0.08	(0.22)	—	(0.22)
Period ended 9-24-2008[8]	10.80	0.14[2]	(0.36)	(0.22)	(0.14)	—	(0.14)
Year ended 3-31-2008	11.12	0.38[2]	(0.32)	0.06	(0.38)	—	(0.38)
Year ended 3-31-2007	11.04	0.39[2]	0.08	0.47	(0.39)	—	(0.39)
Year ended 3-31-2006	11.13	0.42	(0.09)	0.33	(0.42)	—	(0.42)
Year ended 3-31-2005	11.31	0.37	(0.18)	0.19	(0.37)	—	(0.37)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from November 4, 2009 (commencement of operations of the class) through March 31, 2010.

(5) Annualized.

(6) For the fiscal year ended March 31, 2010.

(7) For the period from October 8, 2009 (recommencement of operations) through March 31, 2010.

(8) For the period from April 1, 2008 through September 24, 2008 when all outstanding Class Y shares were redeemed at the ending net asset value shown.

(9) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$10.95	1.89%[3]	$64	1.10%	3.79%	—%	—%	6%
Year ended 3-31-2010	11.16	11.66[3]	46	1.15	4.09	—	—	18
Year ended 3-31-2009	10.41	0.09[3]	33	1.24	3.76	—	—	26
Year ended 3-31-2008	10.80	0.69[3]	20	1.26	3.62	1.31	3.57	62
Year ended 3-31-2007	11.12	4.51[3]	9	1.11	3.67	1.35	3.43	26
Class B Shares								
Year ended 3-31-2011	10.95	1.10	2	1.88	3.00	—	—	6
Year ended 3-31-2010	11.16	10.75	2	1.92	3.33	—	—	18
Year ended 3-31-2009	10.41	-0.71	2	2.02	2.98	—	—	26
Year ended 3-31-2008	10.80	-0.13	1	2.08	2.81	2.13	2.76	62
Year ended 3-31-2007	11.12	3.70	1	1.85	2.92	2.09	2.68	26
Class C Shares								
Year ended 3-31-2011	10.95	1.12	20	1.86	3.02	—	—	6
Year ended 3-31-2010	11.16	10.84	23	1.90	3.34	—	—	18
Year ended 3-31-2009	10.41	-0.69	22	2.00	3.00	—	—	26
Year ended 3-31-2008	10.80	-0.14	12	2.08	2.80	2.13	2.75	62
Year ended 3-31-2007	11.12	3.69	15	1.87	2.90	2.11	2.66	26
Class I Shares								
Year ended 3-31-2011	10.95	2.10	1	0.88	4.02	—	—	6
Year ended 3-31-2010[4]	11.16	2.27	—*	0.91[5]	4.32[5]	—	—	18[6]
Class Y Shares								
Year ended 3-31-2011	10.95	1.90	1	1.10	3.78	1.13	3.75	6
Year ended 3-31-2010[7]	11.16	0.68	—*	1.15[5]	4.10[5]	1.17[5]	4.08[5]	18[6]
Period ended 9-24-2008[8]	10.44	-2.08	—	1.51[5]	3.42[5]	—	—	26[9]
Year ended 3-31-2008	10.80	0.58	—*	1.38	3.50	1.43	3.45	62
Year ended 3-31-2007	11.12	4.36	—*	1.23	3.55	1.47	3.31	26
Year ended 3-31-2006	11.04	2.98	—*	0.92	3.74	1.35	3.31	20
Year ended 3-31-2005	11.13	1.75	—*	1.22	3.13	1.48	2.87	17

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$4.84	$0.22[2]	$(0.09)	$ 0.13	$(0.22)	$ —*	$(0.22)
Year ended 3-31-2010[4]	4.21	0.22[2]	0.63	0.85	(0.21)	(0.01)	(0.22)
Class B Shares							
Year ended 3-31-2011	4.84	0.18[2]	(0.09)	0.09	(0.18)	—*	(0.18)
Year ended 3-31-2010[4]	4.21	0.17[2]	0.64	0.81	(0.17)	(0.01)	(0.18)
Class C Shares							
Year ended 3-31-2011	4.84	0.19[2]	(0.09)	0.10	(0.19)	—*	(0.19)
Year ended 3-31-2010[4]	4.21	0.18[2]	0.63	0.81	(0.17)	(0.01)	(0.18)
Class I Shares							
Year ended 3-31-2011	4.84	0.24[2]	(0.09)	0.15	(0.24)	—*	(0.24)
Year ended 3-31-2010[6]	4.21	0.23[2]	0.63	0.86	(0.22)	(0.01)	(0.23)
Period ended 5-17-2009[7]	4.48	0.16[2]	(0.27)	(0.11)	(0.16)	—	(0.16)
Year ended 9-30-2008[7]	5.00	0.24	(0.51)	(0.27)	(0.25)	—	(0.25)
Year ended 9-30-2007[7]	5.10	0.25	(0.10)	0.15	(0.25)	—	(0.25)
Year ended 9-30-2006[7]	4.98	0.25	0.12	0.37	(0.25)	—	(0.25)
Year ended 9-30-2005[7]	4.88	0.27	0.10	0.37	(0.27)	—	(0.27)
Class Y Shares							
Year ended 3-31-2011	4.84	0.22[2]	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010[4]	4.21	0.15[2]	0.64	0.79	(0.15)	(0.01)	(0.16)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(5) Annualized.

(6) The Ivy Municipal High Income Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Municipal High Income Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Municipal High Income Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$4.75	2.71%[3]	$146	0.94%	4.63%	0.98%	4.59%	13%
Year ended 3-31-2010[4]	4.84	20.45[3]	25	0.95[5]	5.41[5]	1.68[5]	4.68[5]	14
Class B Shares								
Year ended 3-31-2011	4.75	1.87	4	1.72	3.82	1.76	3.78	13
Year ended 3-31-2010[4]	4.84	19.59	2	1.72[5]	4.52[5]	2.38[5]	3.86[5]	14
Class C Shares								
Year ended 3-31-2011	4.75	1.91	65	1.67	3.89	1.71	3.85	13
Year ended 3-31-2010[4]	4.84	19.55	8	1.76[5]	4.54[5]	2.42[5]	3.88[5]	14
Class I Shares								
Year ended 3-31-2011	4.75	2.98	131	0.70	4.90	0.79	4.81	13
Year ended 3-31-2010[6]	4.84	20.68	8	0.70[5]	5.77[5]	1.53[5]	4.94[5]	14
Period ended 5-17-2009[7]	4.21	-4.72	—*	0.87[5]	6.35[5]	0.91[5]	6.31[5]	28
Year ended 9-30-2008[7]	4.48	-5.67	—*	0.70	5.03	0.74	4.99	26
Year ended 9-30-2007[7]	5.00	2.92	—*	0.75	4.90	0.79	4.86	33
Year ended 9-30-2006[7]	5.10	7.61	—*	0.75	4.96	—	—	29
Year ended 9-30-2005[7]	4.98	7.67	—*	0.76	5.38	—	—	24
Class Y Shares								
Year ended 3-31-2011	4.75	2.73	6	0.94	4.76	1.05	4.65	13
Year ended 3-31-2010[4]	4.84	19.02[8]	1	1.10[5]	5.10[5]	1.76[5]	4.44[5]	14

See Accompanying Notes to Financial Statements.

IVY PACIFIC OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$14.84	$(0.01)[1]	$ 2.11	$ 2.10	$ —	$ —	$ —
Year ended 3-31-2010	8.86	(0.08)[1]	6.06	5.98	—	—	—
Year ended 3-31-2009	17.61	0.05	(6.96)	(6.91)	—	(1.84)	(1.84)
Year ended 3-31-2008	16.91	(0.01)	2.80	2.79	(0.05)	(2.04)	(2.09)
Year ended 3-31-2007	14.32	(0.02)	3.23	3.21	(0.01)	(0.61)	(0.62)
Class B Shares							
Year ended 3-31-2011	12.97	(0.15)[1]	1.82	1.67	—	—	—
Year ended 3-31-2010	7.83	(0.19)[1]	5.33	5.14	—	—	—
Year ended 3-31-2009	16.01	(0.09)	(6.30)	(6.39)	—	(1.79)	(1.79)
Year ended 3-31-2008	15.49	(0.19)	2.56	2.37	—	(1.85)	(1.85)
Year ended 3-31-2007	13.29	(0.07)	2.88	2.81	—	(0.61)	(0.61)
Class C Shares							
Year ended 3-31-2011	13.33	(0.10)[1]	1.87	1.77	—	—	—
Year ended 3-31-2010	8.01	(0.17)[1]	5.49	5.32	—	—	—
Year ended 3-31-2009	16.27	(0.09)	(6.37)	(6.46)	—	(1.80)	(1.80)
Year ended 3-31-2008	15.73	(0.14)	2.58	2.44	—	(1.90)	(1.90)
Year ended 3-31-2007	13.45	(0.08)	2.97	2.89	—	(0.61)	(0.61)
Class E Shares[3]							
Year ended 3-31-2011	14.98	0.05[1]	2.12	2.17	—	—	—
Year ended 3-31-2010	8.90	(0.01)[1]	6.09	6.08	—	—	—
Year ended 3-31-2009	17.62	0.07	(6.93)	(6.86)	—	(1.86)	(1.86)
Year ended 3-31-2008[4]	16.88	0.06	2.82	2.88	(0.10)	(2.04)	(2.14)
Class I Shares							
Year ended 3-31-2011	15.16	0.05[1]	2.18	2.23	—	—	—
Year ended 3-31-2010	9.00	(0.01)[1]	6.17	6.16	—	—	—
Year ended 3-31-2009	17.77	0.10[1]	(7.00)	(6.90)	—	(1.87)	(1.87)
Year ended 3-31-2008[4]	17.00	(0.03)[1]	2.98	2.95	(0.14)	(2.04)	(2.18)
Class Y Shares							
Year ended 3-31-2011	15.08	0.03[1]	2.14	2.17	—	—	—
Year ended 3-31-2010	8.98	(0.05)[1]	6.15	6.10	—	—	—
Year ended 3-31-2009	17.75	0.08	(6.99)	(6.91)	—	(1.86)	(1.86)
Year ended 3-31-2008	17.03	0.01	2.83	2.84	(0.08)	(2.04)	(2.12)
Year ended 3-31-2007	14.41	0.02	3.26	3.28	(0.05)	(0.61)	(0.66)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Total return calculated without taking into account the sales load deducted on an initial purchase.

(3) Class is closed to investment.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2011	$16.94	14.15%[2]	$600	1.72%	-0.07%	137%
Year ended 3-31-2010	14.84	67.50[2]	514	1.83	-0.61	81
Year ended 3-31-2009	8.86	-38.76[2]	239	1.92	0.37	112
Year ended 3-31-2008	17.61	14.30[2]	471	1.74	-0.08	96
Year ended 3-31-2007	16.91	22.60[2]	375	1.84	-0.14	74
Class B Shares						
Year ended 3-31-2011	14.64	12.88	16	2.81	-1.07	137
Year ended 3-31-2010	12.97	65.65	17	2.91	-1.64	81
Year ended 3-31-2009	7.83	-39.46	10	3.07	-0.77	112
Year ended 3-31-2008	16.01	13.16	21	2.74	-1.05	96
Year ended 3-31-2007	15.49	21.33	20	2.88	-1.15	74
Class C Shares						
Year ended 3-31-2011	15.10	13.28	32	2.46	-0.73	137
Year ended 3-31-2010	13.33	66.42	35	2.56	-1.38	81
Year ended 3-31-2009	8.01	-39.22	16	2.69	-0.36	112
Year ended 3-31-2008	16.27	13.36	38	2.49	-0.82	96
Year ended 3-31-2007	15.73	21.68	34	2.60	-0.87	74
Class E Shares[3]						
Year ended 3-31-2011	17.15	14.49[2]	—*	1.36	0.30	137
Year ended 3-31-2010	14.98	68.32[2]	—*	1.42	-0.11	81
Year ended 3-31-2009	8.90	-38.43[2]	—*	1.44	0.79	112
Year ended 3-31-2008[4]	17.62	14.79[2]	—*	1.43[5]	0.26[5]	96[6]
Class I Shares						
Year ended 3-31-2011	17.39	14.71	159	1.24	0.28	137
Year ended 3-31-2010	15.16	68.44	104	1.29	-0.11	81
Year ended 3-31-2009	9.00	-38.34	45	1.31	0.81	112
Year ended 3-31-2008[4]	17.77	15.10	38	1.31[5]	0.06[5]	96[6]
Class Y Shares						
Year ended 3-31-2011	17.25	14.39	9	1.50	0.22	137
Year ended 3-31-2010	15.08	67.93	9	1.55	-0.38	81
Year ended 3-31-2009	8.98	-38.47	4	1.57	0.69	112
Year ended 3-31-2008	17.75	14.48	7	1.55	0.06	96
Year ended 3-31-2007	17.03	22.95	8	1.58	0.11	74

See Accompanying Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$11.40	$(0.13)[2]	$ 4.12	$ 3.99	$—	$ —	$ —
Year ended 3-31-2010	7.08	(0.12)[2]	4.44	4.32	—	—	—
Year ended 3-31-2009	10.31	(0.12)	(3.04)	(3.16)	—	(0.07)	(0.07)
Year ended 3-31-2008	12.98	(0.13)[2]	(0.71)	(0.84)	—	(1.83)	(1.83)
Year ended 3-31-2007	14.87	(0.12)[2]	0.18	0.06	—	(1.95)	(1.95)
Class B Shares							
Year ended 3-31-2011	10.15	(0.23)[2]	3.64	3.41	—	—	—
Year ended 3-31-2010	6.37	(0.20)[2]	3.98	3.78	—	—	—
Year ended 3-31-2009	9.39	(0.37)	(2.58)	(2.95)	—	(0.07)	(0.07)
Year ended 3-31-2008	11.97	(0.23)	(0.64)	(0.87)	—	(1.71)	(1.71)
Year ended 3-31-2007	13.99	(0.24)	0.17	(0.07)	—	(1.95)	(1.95)
Class C Shares							
Year ended 3-31-2011	10.49	(0.20)[2]	3.78	3.58	—	—	—
Year ended 3-31-2010	6.56	(0.16)[2]	4.09	3.93	—	—	—
Year ended 3-31-2009	9.62	(0.28)	(2.71)	(2.99)	—	(0.07)	(0.07)
Year ended 3-31-2008	12.22	(0.23)	(0.62)	(0.85)	—	(1.75)	(1.75)
Year ended 3-31-2007	14.20	(0.23)	0.20	(0.03)	—	(1.95)	(1.95)
Class E Shares							
Year ended 3-31-2011	11.38	(0.14)[2]	4.12	3.98	—	—	—
Year ended 3-31-2010	7.06	(0.11)[2]	4.43	4.32	—	—	—
Year ended 3-31-2009	10.29	(0.13)[2]	(3.03)	(3.16)	—	(0.07)	(0.07)
Year ended 3-31-2008[4]	13.03	(0.18)[2]	(0.77)	(0.95)	—	(1.79)	(1.79)
Class I Shares							
Year ended 3-31-2011	13.14	(0.09)[2]	4.78	4.69	—	—	—
Year ended 3-31-2010	8.12	(0.07)[2]	5.09	5.02	—	—	—
Year ended 3-31-2009	11.73	(0.07)[2]	(3.47)	(3.54)	—	(0.07)	(0.07)
Year ended 3-31-2008[4]	14.35	0.09	(0.82)	(0.73)	—	(1.89)	(1.89)
Class R Shares							
Year ended 3-31-2011	11.40	(0.15)[2]	4.13	3.98	—	—	—
Year ended 3-31-2010	7.08	(0.12)[2]	4.44	4.32	—	—	—
Year ended 3-31-2009	10.30	(0.15)	(3.00)	(3.15)	—	(0.07)	(0.07)
Year ended 3-31-2008	12.96	(0.19)	(0.65)	(0.84)	—	(1.82)	(1.82)
Year ended 3-31-2007	14.87	(0.15)	0.19	0.04	—	(1.95)	(1.95)
Class Y Shares							
Year ended 3-31-2011	12.85	(0.12)[2]	4.65	4.53	—	—	—
Year ended 3-31-2010	7.96	(0.10)[2]	4.99	4.89	—	—	—
Year ended 3-31-2009	11.53	(0.10)[2]	(3.40)	(3.50)	—	(0.07)	(0.07)
Year ended 3-31-2008	14.31	(0.11)	(0.81)	(0.92)	—	(1.86)	(1.86)
Year ended 3-31-2007	16.15	(0.11)	0.22	0.11	—	(1.95)	(1.95)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$15.39	35.00%[3]	$240	1.51%	-1.05%	—%	—%	53%
Year ended 3-31-2010	11.40	61.02[3]	132	1.66	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.58[3]	66	1.71	-1.38	—	—	85
Year ended 3-31-2008	10.31	-8.32[3]	97	1.56	-1.00	—	—	79
Year ended 3-31-2007	12.98	0.76[3]	109	1.49	-0.86	—	—	96
Class B Shares								
Year ended 3-31-2011	13.56	33.60	11	2.54	-2.08	—	—	53
Year ended 3-31-2010	10.15	59.34	8	2.77	-2.34	—	—	72
Year ended 3-31-2009	6.37	-31.35	6	2.75	-2.43	—	—	85
Year ended 3-31-2008	9.39	-9.19	12	2.45	-1.87	—	—	79
Year ended 3-31-2007	11.97	-0.15	16	2.45	-1.82	—	—	96
Class C Shares								
Year ended 3-31-2011	14.07	34.13	207	2.18	-1.71	—	—	53
Year ended 3-31-2010	10.49	59.91	154	2.29	-1.86	—	—	72
Year ended 3-31-2009	6.56	-31.01	103	2.34	-2.01	—	—	85
Year ended 3-31-2008	9.62	-8.91	187	2.20	-1.62	—	—	79
Year ended 3-31-2007	12.22	0.14	259	2.20	-1.57	—	—	96
Class E Shares								
Year ended 3-31-2011	15.36	34.97[3]	3	1.56	-1.08	2.17	-1.69	53
Year ended 3-31-2010	11.38	61.19[3]	1	1.56	-1.14	2.69	-2.27	72
Year ended 3-31-2009	7.06	-30.64[3]	1	1.90	-1.57	2.82	-2.49	85
Year ended 3-31-2008[4]	10.29	-9.15[3]	1	2.26[5]	-1.79[5]	—	—	79[6]
Class I Shares								
Year ended 3-31-2011	17.83	35.69	84	1.07	-0.61	—	—	53
Year ended 3-31-2010	13.14	61.82	8	1.10	-0.68	—	—	72
Year ended 3-31-2009	8.12	-30.12	4	1.09	-0.76	—	—	85
Year ended 3-31-2008[4]	11.73	-6.82	2	1.10[5]	-0.52[5]	—	—	79[6]
Class R Shares								
Year ended 3-31-2011	15.38	34.91	15	1.62	-1.16	—	—	53
Year ended 3-31-2010	11.40	61.02	4	1.64	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.52	—*	1.63	-1.30	—	—	85
Year ended 3-31-2008	10.30	-8.35	—*	1.64	-1.10	—	—	79
Year ended 3-31-2007	12.96	0.62	—*	1.63	-1.01	—	—	96
Class Y Shares								
Year ended 3-31-2011	17.38	35.25	222	1.33	-0.86	—	—	53
Year ended 3-31-2010	12.85	61.43	124	1.35	-0.92	—	—	72
Year ended 3-31-2009	7.96	-30.30	70	1.34	-1.01	—	—	85
Year ended 3-31-2008	11.53	-8.13	124	1.33	-0.76	—	—	79
Year ended 3-31-2007	14.31	1.02	154	1.32	-0.70	—	—	96

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$14.99	$ 0.03[1]	$ 3.10	$ 3.13	$—	$ —	$ —
Year ended 3-31-2010	9.87	(0.07)[1]	5.19	5.12	—	—	—
Year ended 3-31-2009	12.96	(0.06)	(3.03)	(3.09)	—	—	—
Year ended 3-31-2008	16.22	(0.10)	(2.28)	(2.38)	—	(0.88)	(0.88)
Year ended 3-31-2007	16.24	(0.03)	1.35	1.32	—	(1.34)	(1.34)
Class B Shares							
Year ended 3-31-2011	13.95	(0.15)[1]	2.86	2.71	—	—	—
Year ended 3-31-2010	9.29	(0.21)[1]	4.87	4.66	—	—	—
Year ended 3-31-2009	12.34	(0.23)	(2.82)	(3.05)	—	—	—
Year ended 3-31-2008	15.48	(0.35)	(2.08)	(2.43)	—	(0.71)	(0.71)
Year ended 3-31-2007	15.72	(0.14)	1.24	1.10	—	(1.34)	(1.34)
Class C Shares							
Year ended 3-31-2011	14.25	(0.08)[1]	2.92	2.84	—	—	—
Year ended 3-31-2010	9.45	(0.16)[1]	4.96	4.80	—	—	—
Year ended 3-31-2009	12.51	(0.11)	(2.95)	(3.06)	—	—	—
Year ended 3-31-2008	15.69	(0.28)	(2.14)	(2.42)	—	(0.76)	(0.76)
Year ended 3-31-2007	15.87	(0.12)	1.28	1.16	—	(1.34)	(1.34)
Class E Shares[3]							
Year ended 3-31-2011	15.19	0.10[1]	3.14	3.24	—	—	—
Year ended 3-31-2010	9.94	(0.01)[1]	5.26	5.25	—	—	—
Year ended 3-31-2009	12.98	0.01	(3.05)	(3.04)	—	—	—
Year ended 3-31-2008[4]	16.23	(0.02)	(2.30)	(2.32)	—	(0.93)	(0.93)
Class I Shares							
Year ended 3-31-2011	15.49	0.13[1]	3.21	3.34	—	—	—
Year ended 3-31-2010	10.13	0.00[1]	5.36	5.36	—	—	—
Year ended 3-31-2009	13.20	0.02[1]	(3.09)	(3.07)	—	—	—
Year ended 3-31-2008[4]	16.43	(0.01)	(2.26)	(2.27)	—	(0.96)	(0.96)
Class Y Shares							
Year ended 3-31-2011	15.33	0.08[1]	3.17	3.25	—	—	—
Year ended 3-31-2010	10.05	(0.02)[1]	5.30	5.28	—	—	—
Year ended 3-31-2009	13.13	(0.01)[1]	(3.07)	(3.08)	—	—	—
Year ended 3-31-2008	16.42	(0.04)[1]	(2.32)	(2.36)	—	(0.93)	(0.93)
Year ended 3-31-2007	16.36	0.03	1.37	1.40	—	(1.34)	(1.34)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Total return calculated without taking into account the sales load deducted on an initial purchase.

(3) Class is closed to investment.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2011	$18.12	20.88%[2]	$254	1.65%	0.19%	73%
Year ended 3-31-2010	14.99	51.87[2]	202	1.77	-0.55	100
Year ended 3-31-2009	9.87	-23.84[2]	106	1.93	-0.54	101
Year ended 3-31-2008	12.96	-15.19[2]	104	1.76	-0.63	118
Year ended 3-31-2007	16.22	8.26[2]	121	1.74	-0.24	123
Class B Shares						
Year ended 3-31-2011	16.66	19.43	6	2.85	-1.07	73
Year ended 3-31-2010	13.95	50.16	7	2.99	-1.77	100
Year ended 3-31-2009	9.29	-24.72	4	3.04	-1.67	101
Year ended 3-31-2008	12.34	-16.14	5	2.83	-1.69	118
Year ended 3-31-2007	15.48	7.11	9	2.82	-1.33	123
Class C Shares						
Year ended 3-31-2011	17.09	19.93	19	2.42	-0.57	73
Year ended 3-31-2010	14.25	50.79	14	2.55	-1.33	100
Year ended 3-31-2009	9.45	-24.46	6	2.72	-1.34	101
Year ended 3-31-2008	12.51	-15.91	8	2.54	-1.40	118
Year ended 3-31-2007	15.69	7.43	12	2.52	-1.04	123
Class E Shares[3]						
Year ended 3-31-2011	18.43	21.33[2]	—*	1.24	0.61	73
Year ended 3-31-2010	15.19	52.82[2]	—*	1.27	-0.05	100
Year ended 3-31-2009	9.94	-23.42[2]	—*	1.30	0.07	101
Year ended 3-31-2008[4]	12.98	-14.82[2]	—*	1.26[5]	-0.14[5]	118[6]
Class I Shares						
Year ended 3-31-2011	18.83	21.56	4	1.12	0.78	73
Year ended 3-31-2010	15.49	52.91	2	1.18	0.04	100
Year ended 3-31-2009	10.13	-23.26	1	1.18	0.20	101
Year ended 3-31-2008[4]	13.20	-14.39	—*	1.19[5]	-0.07[5]	118[6]
Class Y Shares						
Year ended 3-31-2011	18.58	21.20	26	1.39	0.47	73
Year ended 3-31-2010	15.33	52.54	19	1.40	-0.17	100
Year ended 3-31-2009	10.05	-23.46	8	1.42	-0.06	101
Year ended 3-31-2008	13.13	-14.89	14	1.39	-0.25	118
Year ended 3-31-2007	16.42	8.70	21	1.39	0.08	123

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2011	$10.78	$(0.10)[2]	$ 1.47	$ 1.37	$ —	$—	$ —
Year ended 3-31-2010[4]	8.62	(0.11)[2]	2.27	2.16	—	—	—
Class B Shares							
Year ended 3-31-2011	10.72	(0.17)[2]	1.46	1.29	—	—	—
Year ended 3-31-2010[4]	8.62	(0.15)[2]	2.25	2.10	—	—	—
Class C Shares							
Year ended 3-31-2011	10.72	(0.17)[2]	1.46	1.29	—	—	—
Year ended 3-31-2010[4]	8.62	(0.15)[2]	2.25	2.10	—	—	—
Class I Shares							
Year ended 3-31-2011	10.81	(0.08)[2]	1.49	1.41	—	—	—
Year ended 3-31-2010[6]	8.62	(0.07)[2]	2.26	2.19	—	—	—
Period ended 5-17-2009[7]	11.51	(0.07)[2]	(2.82)	(2.89)	—	—	—
Year ended 6-30-2008[7]	11.00	(0.12)	0.63	0.51	—	—	—
Year ended 6-30-2007[7]	9.32	(0.02)	1.70	1.68	—	—	—
Year ended 6-30-2006[7]	8.76	(0.05)[2]	0.61	0.56	—	—	—
Year ended 6-30-2005[7]	8.28	0.01	0.50	0.51	(0.03)	—	(0.03)
Class Y Shares							
Year ended 3-31-2011	10.78	(0.10)[2]	1.47	1.37	—	—	—
Year ended 3-31-2010[4]	8.62	(0.07)[2]	2.23	2.16	—	—	—

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(5) Annualized.

(6) The Ivy Tax-Managed Equity Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Tax-Managed Equity Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Tax-Managed Equity Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$12.15	12.71%[3]	$ 9	2.10%	-0.93%	2.75%	-1.58%	41%
Year ended 3-31-2010[4]	10.78	25.06[3]	3	2.57[5]	-1.26[5]	4.33[5]	-3.02[5]	19
Class B Shares								
Year ended 3-31-2011	12.01	12.03	1	2.74	-1.56	3.39	-2.21	41
Year ended 3-31-2010[4]	10.72	24.36	—*	3.12[5]	-1.81[5]	4.88[5]	-3.57[5]	19
Class C Shares								
Year ended 3-31-2011	12.01	12.03	1	2.75	-1.57	3.40	-2.22	41
Year ended 3-31-2010[4]	10.72	24.36	1	3.13[5]	-1.82[5]	4.89[5]	-3.58[5]	19
Class I Shares								
Year ended 3-31-2011	12.22	13.04	1	1.87	-0.70	2.52	-1.35	41
Year ended 3-31-2010[6]	10.81	25.41	1	2.11[5]	-0.82[5]	4.03[5]	-2.74[5]	19
Period ended 5-17-2009[7]	8.62	-25.11	—*	2.42[5]	-1.05[5]	—	—	40
Year ended 6-30-2008[7]	11.51	4.64	—*	2.11	-0.97	—	—	27
Year ended 6-30-2007[7]	11.00	18.03	—*	1.24	-0.23	—	—	55
Year ended 6-30-2006[7]	9.32	6.39	—*	1.30	-0.60	—	—	100
Year ended 6-30-2005[7]	8.76	6.11	—*	1.14	0.09	—	—	66
Class Y Shares								
Year ended 3-31-2011	12.15	12.71	1	2.09	-0.91	2.74	-1.56	41
Year ended 3-31-2010[4]	10.78	25.06[8]	—*	2.52[5]	-1.11[5]	4.28[5]	-2.87[5]	19

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2011	$15.56	$(0.02)[2]	$ 2.39	$ 2.37	$ —	$ —	$ —	$ —
Year ended 3-31-2010	9.94	0.02[2]	5.65	5.67	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2009	15.95	0.13	(6.03)	(5.90)	(0.11)	—	—	(0.11)
Year ended 3-31-2008	19.04	0.12	(1.85)	(1.73)	(0.12)	(1.24)	—	(1.36)
Year ended 3-31-2007	17.17	0.13	2.28	2.41	(0.13)	(0.41)	—	(0.54)
Class B Shares								
Year ended 3-31-2011	15.12	(0.25)[2]	2.28	2.03	—	—	—	—
Year ended 3-31-2010	9.78	(0.17)[2]	5.51	5.34	—	—	—	—
Year ended 3-31-2009	15.76	(0.10)	(5.88)	(5.98)	—	—	—	—
Year ended 3-31-2008	18.83	(0.09)	(1.80)	(1.89)	—	(1.18)	—	(1.18)
Year ended 3-31-2007	17.04	(0.03)	2.23	2.20	—	(0.41)	—	(0.41)
Class C Shares								
Year ended 3-31-2011	15.34	(0.14)[2]	2.33	2.19	—	—	—	—
Year ended 3-31-2010	9.86	(0.08)[2]	5.56	5.48	—	—	—	—
Year ended 3-31-2009	15.83	0.00[2]	(5.97)	(5.97)	—	—	—	—
Year ended 3-31-2008	18.90	(0.06)	(1.81)	(1.87)	—	(1.20)	—	(1.20)
Year ended 3-31-2007	17.08	(0.01)	2.24	2.23	—	(0.41)	—	(0.41)
Class E Shares[4]								
Year ended 3-31-2011	15.60	0.04[2]	2.39	2.43	—	—	—	—
Year ended 3-31-2010	9.95	0.06[2]	5.70	5.76	(0.06)	—	(0.05)	(0.11)
Year ended 3-31-2009	15.97	0.20	(6.04)	(5.84)	(0.18)	—	—	(0.18)
Year ended 3-31-2008[5]	19.09	0.18	(1.90)	(1.72)	(0.16)	(1.24)	—	(1.40)
Class I Shares								
Year ended 3-31-2011	15.60	0.08[2]	2.37	2.45	—	—	—	—
Year ended 3-31-2010	9.95	0.06[2]	5.71	5.77	(0.06)	—	(0.06)	(0.12)
Year ended 3-31-2009	15.97	0.22	(6.04)	(5.82)	(0.20)	—	—	(0.20)
Year ended 3-31-2008[5]	19.10	0.20	(1.90)	(1.70)	(0.19)	(1.24)	—	(1.43)
Class Y Shares								
Year ended 3-31-2011	15.58	0.02[2]	2.39	2.41	—	—	—	—
Year ended 3-31-2010	9.95	0.04[2]	5.67	5.71	(0.04)	—	(0.04)	(0.08)
Year ended 3-31-2009	15.96	0.26	(6.11)	(5.85)	(0.16)	—	—	(0.16)
Year ended 3-31-2008	19.04	0.16[2]	(1.85)	(1.69)	(0.15)	(1.24)	—	(1.39)
Year ended 3-31-2007	17.18	0.22[2]	2.22	2.44	(0.17)	(0.41)	—	(0.58)

* Not shown due to rounding.

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Annualized.

(7) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2011	$17.93	15.23%[3]	$87	1.59%	-0.12%	1.66%	-0.19%	40%
Year ended 3-31-2010	15.56	57.09[3]	56	1.85	0.26	—	—	77
Year ended 3-31-2009	9.94	-37.09[3]	34	1.79	0.98	—	—	57
Year ended 3-31-2008	15.95	-9.83[3]	57	1.52	0.63	—	—	66
Year ended 3-31-2007	19.04	14.12[3]	73	1.49	0.76	—	—	61
Class B Shares								
Year ended 3-31-2011	17.15	13.43	3	3.12	-1.66	—	—	40
Year ended 3-31-2010	15.12	54.60	3	3.40	-1.28	—	—	77
Year ended 3-31-2009	9.78	-37.94	2	3.08	-0.35	—	—	57
Year ended 3-31-2008	15.76	-10.72	4	2.51	-0.35	—	—	66
Year ended 3-31-2007	18.83	12.99	6	2.46	-0.21	—	—	61
Class C Shares								
Year ended 3-31-2011	17.53	14.28	8	2.40	-0.92	—	—	40
Year ended 3-31-2010	15.34	55.58	5	2.70	-0.63	—	—	77
Year ended 3-31-2009	9.86	-37.71	2	2.79	0.01	—	—	57
Year ended 3-31-2008	15.83	-10.56	4	2.41	-0.25	—	—	66
Year ended 3-31-2007	18.90	13.09	5	2.38	-0.12	—	—	61
Class E Shares[4]								
Year ended 3-31-2011	18.03	15.58[3]	—*	1.24	0.22	—	—	40
Year ended 3-31-2010	15.60	58.05[3]	—*	1.29	0.82	—	—	77
Year ended 3-31-2009	9.95	-36.75[3]	—*	1.25	1.52	—	—	57
Year ended 3-31-2008[5]	15.97	-9.76[3]	—*	1.18[6]	0.98[6]	—	—	66[7]
Class I Shares								
Year ended 3-31-2011	18.05	15.71	2	1.12	0.47	—	—	40
Year ended 3-31-2010	15.60	58.20	—*	1.15	0.87	—	—	77
Year ended 3-31-2009	9.95	-36.67	—*	1.11	1.66	—	—	57
Year ended 3-31-2008[5]	15.97	-9.63	—*	1.07[6]	1.09[6]	—	—	66[7]
Class Y Shares								
Year ended 3-31-2011	17.99	15.47	2	1.37	0.11	—	—	40
Year ended 3-31-2010	15.58	57.52	1	1.54	0.57	—	—	77
Year ended 3-31-2009	9.95	-36.80	—*	1.40	1.41	—	—	57
Year ended 3-31-2008	15.96	-9.60	—*	1.31	0.85	—	—	66
Year ended 3-31-2007	19.04	14.28	—*	1.29	0.96	—	—	61

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

On April 1, 2010, each of the 32 series of Ivy Funds, a Delaware statutory trust (the Trust), became the successor fund to corresponding series of either a Maryland corporation or a Massachusetts business trust pursuant to a Plan of Reorganization and Termination that was approved by shareholders of each fund (each, a Reorganization and collectively, the Reorganizations). The Reorganizations were accomplished through tax-free exchanges of shares, which had no impact on net assets and number of shares outstanding. The Trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Ivy Bond Fund, Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy High Income Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pacific Opportunities Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a Fund) are 25 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B and Class C shares. Certain Funds may also offer Class E, Class I, Class R and/or Class Y shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Investments Valuation. Each Fund's investments are reported at fair value. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board of Trustees. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-Counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less and all securities held by Ivy Money Market Fund are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. IICO, pursuant to procedures adopted by the Board of Trustees, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board of Trustees.

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

A fair value hierarchy and Level 3 reconciliation, if applicable, have been included in the Notes to Schedule of Investments for each respective Fund.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security. There were no significant transfers between Levels 1 and 2 during the year ended March 31, 2011.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2011, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the Level 3 reconciliations have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadvisor, as applicable, consider advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At March 31, 2011, there were no such unfunded commitments.

Mortgage Dollar Roll Transactions. Certain Funds enter into dollar roll transactions on securities issued or to be issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation, in which the Fund sells mortgage securities and simultaneously agrees to repurchase similar (same type, coupon and maturity) securities at a later date at an agreed upon price. During the period between the sale and repurchase, the Fund forgoes principal and interest paid on the mortgage securities sold. The Fund is compensated from negotiated fees paid by brokers offered as an inducement to the Fund to "roll over" their purchase commitments.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default. As of March 31, 2011, Ivy Municipal High Income Fund held defaulted securities with an aggregate market value of $31,492, representing less than 0.05% of the Fund's net assets.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security, and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted in the Schedule of Investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2011, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2007.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk, which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

New Accounting Pronouncement. In April 2011, the FASB issued Accounting Standards Update No. 2011-03 "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements" (ASU). The ASU is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem the financial assets before their maturity. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Management is currently evaluating the impact this disclosure may have on the Funds' financial statements.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Ivy Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.400%	0.400%
Ivy Capital Appreciation Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.500	0.500
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Dividend Opportunities Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.750	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy International Balanced Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy International Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.350	0.350
Ivy Managed European/Pacific Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.860	0.860
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Money Market Fund	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Pacific Opportunities Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Value Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.500	0.500
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550

For the period from October 1, 2008 to July 31, 2010, IICO contractually agreed to reduce the management fee paid to 0.35%, on an annual basis, of net assets for any day that Ivy Limited-Term Bond Fund's net assets are below $500 million.

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2011.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds.

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), Mackenzie serves as subadvisor to Ivy Cundill Global Value Fund. Under an agreement between IICO and Wall Street Associates, Wall Street Associates serves as subadvisor to Ivy Micro Cap Growth Fund. Under an agreement between IICO and Advantus Capital Management, Inc. (Advantus), Advantus serves as subadvisor to Ivy Bond Fund. Each subadvisor makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the Board of Trustees. IICO pays all costs associated with retaining the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company, doing business as WI Services Company (WISC), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund (the Ivy Managed Funds), pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed Funds, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, each of the Ivy Managed Funds pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting Services Fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act (the Distribution and Service Plan), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2011, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	CDSC Class E	Commissions Paid[1]
Ivy Bond Fund	$ 332	$ 2	$ 13	$ 4	$ —	$ 345
Ivy Capital Appreciation Fund	341	1	12	2	—	352
Ivy Core Equity Fund	173	2	6	5	—	217
Ivy Cundill Global Value Fund	226	1	17	1	—	238
Ivy Dividend Opportunities Fund	392	2	10	2	—	485
Ivy European Opportunities Fund	209	—*	12	—*	—	218
Ivy Global Bond Fund	174	3	14	7	—	261
Ivy High Income Fund	1,313	29	85	83	—	3,165
Ivy International Balanced Fund	280	1	6	1	—	296
Ivy International Core Equity Fund	617	5	17	21	—	1,039
Ivy International Growth Fund	110	—*	5	—*	—	130
Ivy Large Cap Growth Fund	391	21	9	5	—	426
Ivy Limited-Term Bond Fund	1,939	106	43	75	—	2,673
Ivy Managed European/Pacific Fund	117	—*	2	—*	—	112
Ivy Managed International Opportunities Fund	235	—*	2	—*	—	212
Ivy Micro Cap Growth Fund	324	—	1	1	—	294
Ivy Mid Cap Growth Fund	364	1	7	5	—	641
Ivy Money Market Fund	—	9	51	15	—	—
Ivy Municipal Bond Fund	121	3	4	2	—	162
Ivy Municipal High Income Fund	351	42	5	41	—	946
Ivy Pacific Opportunities Fund	849	4	16	6	—	903
Ivy Small Cap Growth Fund	295	—*	6	10	—	461
Ivy Small Cap Value Fund	327	—*	3	4	—	376
Ivy Tax-Managed Equity Fund	8	1	—	—*	—	8
Ivy Value Fund	76	—*	2	—*	—	89

* Not shown due to rounding.
(1) With respect to Class A, Class B, Class C and Class E shares, IFDI pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2011 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Bond Fund	Class B	Contractual	1-24-2011	7-31-2011	2.41%	$1	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	1-24-2011	1.21%	$4	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	1-24-2011	7-31-2011	1.14%	$3	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-24-2011	7-31-2011	0.84%	$—	N/A
	Class Y	Contractual	8-1-2008	7-31-2011	1.21%	$—	N/A
	Class Y	Contractual	1-24-2011	7-31-2011	1.09%	$—	N/A
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Capital Appreciation Fund	Class A	Contractual	8-1-2008	7-31-2010	1.35%	$—	N/A
	Class E	Contractual	8-1-2008	7-31-2011	1.15%	$15	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2011	1.35%	$7	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Cundill Global Value Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$—	N/A
	Class A	Voluntary	N/A	N/A	1.90%	$—	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$—	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$—	N/A
	Class C	Voluntary	N/A	N/A	2.55%	$—	N/A
	Class E	Contractual	8-1-2008	7-31-2011	1.59%	$4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$—	N/A
	Class Y	Voluntary	N/A	N/A	1.20%	$59	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Dividend Opportunities Fund	Class E	Contractual	8-1-2008	7-31-2011	1.37%	$17	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy European Opportunities Fund	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Global Bond Fund	All Classes	Contractual	6-2-2008	7-31-2011	N/A	$38[1]	Investment Management Fee
	Class A	Contractual	6-2-2008	7-31-2011	0.99%	$279	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2011	1.74%	$19	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2011	1.74%	$68	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2011	0.74%	$26	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2011	0.99%	$24	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy High Income Fund	Class E	Contractual	8-1-2008	7-31-2011	1.36%	$7	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy International Balanced Fund	Class E	Contractual	8-1-2008	7-31-2011	1.33%	$11	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy International Core Equity Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$—	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$—	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$—	N/A
	Class E	Contractual	8-1-2008	7-31-2011	1.53%	$16	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$—	N/A
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy International Growth Fund	Class Y	Contractual	8-1-2008	7-31-2011	1.42%	$5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A

See Footnotes on page 265.

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Large Cap Growth Fund	Class A	Contractual	8-1-2008	7-31-2011	1.15%	$476	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2011	1.15%	$8	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2008	7-31-2011	1.06%	$119	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2011	1.00%	$1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$4	12b-1 Fees and/or Shareholder Servicing
Ivy Managed European/Pacific Fund	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Managed International Opportunities Fund	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—*	12b-1 Fees and/or Shareholder Servicing
Ivy Micro Cap Growth Fund	Class A	Contractual	7-31-2009	7-31-2011	1.95%	$—	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2009	7-31-2011	1.70%	$—	N/A
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Mid Cap Growth Fund	Class A	Voluntary	N/A	N/A	1.65%	$—	N/A
	Class C	Voluntary	N/A	N/A	2.35%	$—	N/A
	Class E	Contractual	8-1-2008	7-31-2011	1.60%	$9	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	1.25%	$90	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[2]	$453	12b-1 Fees and/or Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[2]	$117	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[2]	$492	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield[2]	$14	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2011	0.88%	$—	N/A
Ivy Municipal Bond Fund	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	All Classes	Voluntary	N/A	N/A	Reduction of investment management fee	$84	Investment management fee
	Class A	Contractual	5-18-2009	7-31-2011	0.95%	$—	N/A
	Class B	Contractual	5-18-2009	7-31-2011	1.73%	$—	N/A
	Class C	Contractual	5-18-2009	7-31-2011	1.77%	$—	N/A
	Class I	Contractual	5-18-2009	7-31-2011	0.70%	$35	Shareholder Servicing
	Class Y	Contractual	5-18-2009	7-31-2011	1.10%	$—	N/A
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$2	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Reduction	Expense Reduced
Ivy Pacific Opportunities Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$—	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$—	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$—	N/A
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$—	N/A
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Small Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2011	1.56%	$11	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Small Cap Value Fund	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Tax-Managed Equity Fund	All Classes	Voluntary	N/A	N/A	Net assets under $25 million	$49	Investment management fee
	Class I	Contractual	5-18-2009	7-31-2011	2.11%	$—	N/A
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A
Ivy Value Fund	Class A	Contractual	8-1-2010	7-31-2011	1.55%	$40	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2010	7-31-2011	1.30%	$—	N/A
	Class Y	Contractual	8-1-2010	7-31-2011	1.55%	$—	N/A
	Class Y	Voluntary	N/A	N/A	Not to exceed Class A	$—	N/A

*Not shown due to rounding.
(1) Due to Class A, Class B, Class C, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.
(2) Minimum yield was 0.02% throughout the period of this report.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2011 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

3. INVESTMENT SECURITIES TRANSACTIONS

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2011, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Bond Fund	$981,691	$ 258,873	$955,443	$ 199,669
Ivy Capital Appreciation Fund	—	206,428	—	396,085
Ivy Core Equity Fund	—	245,002	—	219,419
Ivy Cundill Global Value Fund	—	138,418	—	190,116
Ivy Dividend Opportunities Fund	—	160,143	—	122,949
Ivy European Opportunities Fund	—	153,880	—	186,349
Ivy Global Bond Fund	14,094	75,392	1,251	41,339
Ivy High Income Fund	—	2,093,653	—	1,274,470
Ivy International Balanced Fund	—	184,932	—	208,090
Ivy International Core Equity Fund	—	1,164,724	—	868,161
Ivy International Growth Fund	—	129,445	—	143,423
Ivy Large Cap Growth Fund	—	778,331	—	874,929
Ivy Limited-Term Bond Fund	523,549	295,769	297,016	269,373
Ivy Managed European/Pacific Fund	—	7,940	—	6,064
Ivy Managed International Opportunities Fund	—	52,087	—	37,087
Ivy Micro Cap Growth Fund	—	82,266	—	42,029
Ivy Mid Cap Growth Fund	—	536,047	—	155,546
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	22,216	—	5,221
Ivy Municipal High Income Fund	—	324,924	—	24,714

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Pacific Opportunities Fund	$ —	$969,559	$ —	$948,218
Ivy Small Cap Growth Fund	—	424,637	—	278,032
Ivy Small Cap Value Fund	—	205,144	—	180,624
Ivy Tax-Managed Equity Fund	—	7,432	—	2,773
Ivy Value Fund	—	48,496	—	28,773

4. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at March 31, 2011 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Bond Fund	$ 423,705	$ 9,055	$21,459	$ (12,404)
Ivy Capital Appreciation Fund	357,629	109,986	1,807	108,179
Ivy Core Equity Fund	218,596	50,921	1,358	49,563
Ivy Cundill Global Value Fund	268,500	69,541	5,726	63,815
Ivy Dividend Opportunities Fund	262,528	88,931	1,433	87,498
Ivy European Opportunities Fund	218,702	54,548	9,422	45,126
Ivy Global Bond Fund	223,331	6,838	1,382	5,456
Ivy High Income Fund	1,989,820	108,474	4,895	103,579
Ivy International Balanced Fund	266,663	30,343	4,265	26,078
Ivy International Core Equity Fund	1,146,738	134,450	13,813	120,637
Ivy International Growth Fund	177,542	30,724	4,445	26,279
Ivy Large Cap Growth Fund	734,981	218,701	1,358	217,343
Ivy Limited-Term Bond Fund	1,124,765	27,100	2,021	25,079
Ivy Managed European/Pacific Fund	82,610	10,789	—	10,789
Ivy Managed International Opportunities Fund	176,945	22,270	1,303	20,967
Ivy Micro Cap Growth Fund	75,251	17,475	3,483	13,992
Ivy Mid Cap Growth Fund	659,542	149,791	3,870	145,921
Ivy Money Market Fund	201,896	—	—	—
Ivy Municipal Bond Fund	84,428	3,153	2,109	1,044
Ivy Municipal High Income Fund	362,010	901	13,755	(12,854)
Ivy Pacific Opportunities Fund	660,350	169,493	24,279	145,214
Ivy Small Cap Growth Fund	567,187	212,321	4,927	207,394
Ivy Small Cap Value Fund	251,808	57,378	2,914	54,464
Ivy Tax-Managed Equity Fund	9,739	1,969	53	1,916
Ivy Value Fund	84,398	17,364	247	17,117

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2011 and the post-October activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred
Ivy Bond Fund	$ 11,158	$ 166	$ —	$ —	$ —	$1,585
Ivy Capital Appreciation Fund	293	—	—	—	—	—
Ivy Core Equity Fund	—	2,760	4,148	8,196	—	—
Ivy Cundill Global Value Fund	—	62	—	—	—	190
Ivy Dividend Opportunities Fund	2,699	113	—	—	—	—
Ivy European Opportunities Fund	658	111	—	—	—	3,718
Ivy Global Bond Fund	6,933	983	143	690	—	—
Ivy High Income Fund	166,537	18,261	24,429	19,930	—	285
Ivy International Balanced Fund	5,570	2,788	—	—	—	—
Ivy International Core Equity Fund	9,385	1,690	—	18,373	—	819
Ivy International Growth Fund	3,597	—	—	—	—	1,050
Ivy Large Cap Growth Fund	1,158	—	—	—	—	—
Ivy Limited-Term Bond Fund	24,637	291	2,565	—	—	677
Ivy Managed European/Pacific Fund	—	—	—	—	—	—
Ivy Managed International Opportunities Fund	590	—	—	—	345	—
Ivy Micro Cap Growth Fund	746	2,216	1,633	3,067	—	—
Ivy Mid Cap Growth Fund	—	—	—	19,105	—	—

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred
Ivy Money Market Fund	$ 92	$ 18	$ —	$ —	$ —	$ —
Ivy Municipal Bond Fund	3,085	46	—	—	—	73
Ivy Municipal High Income Fund	9,471	207	3	—	—	710
Ivy Pacific Opportunities Fund	—	2,414	—	—	—	—
Ivy Small Cap Growth Fund	—	—	—	5,646	—	—
Ivy Small Cap Value Fund	—	326	—	23,965	—	—
Ivy Tax-Managed Equity Fund	—	—	—	—	—	—
Ivy Value Fund	—	39	—	—	—	—

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following table shows the totals by year in which the capital loss carryovers will expire if not utilized.

Fund	2012	2013	2014	2015	2016	2017	2018	2019
Ivy Bond Fund	$ —	$ —	$164	$484	$902	$ 6,180	$ 22,358	$ —
Ivy Capital Appreciation Fund	—	—	—	—	—	53,757	162,356	—
Ivy Core Equity Fund	—	—	—	—	—	—	—	—
Ivy Cundill Global Value Fund	—	—	—	—	—	—	77,076	—
Ivy Dividend Opportunities Fund	—	—	—	—	—	971	36,103	—
Ivy European Opportunities Fund	—	—	—	—	—	43,096	132,101	—
Ivy Global Bond Fund	—	—	—	—	—	—	—	—
Ivy High Income Fund	—	—	—	—	—	—	—	—
Ivy International Balanced Fund	—	—	—	—	—	—	45,442	—
Ivy International Core Equity Fund	—	—	—	—	—	—	—	—
Ivy International Growth Fund	—	—	—	—	—	8,672	23,988	—
Ivy Large Cap Growth Fund	—	—	—	—	—	—	28,042	—
Ivy Limited-Term Bond Fund	—	—	—	—	—	—	—	—
Ivy Managed European/Pacific Fund	—	—	—	—	—	3	16,286	297
Ivy Managed International Opportunities Fund	—	—	—	—	—	3	11,127	10,440
Ivy Micro Cap Growth Fund	—	—	—	—	—	—	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	—	—	—
Ivy Money Market Fund	—	—	—	—	—	—	—	46
Ivy Municipal Bond Fund	—	—	—	—	89	101	84	146
Ivy Municipal High Income Fund	—	—	—	—	—	—	—	—
Ivy Pacific Opportunities Fund	—	—	—	—	—	—	1,363	—
Ivy Small Cap Growth Fund	—	—	—	—	—	—	—	—
Ivy Small Cap Value Fund	—	—	—	—	—	—	—	—
Ivy Tax-Managed Equity Fund	—	—	—	—	—	—	7	38
Ivy Value Fund	—	—	—	—	—	—	1,227	—

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011 (see Note 10). At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $4,298,312 for each period ending from March 31, 2012 through 2018 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

At March 31, 2011, the following reclassifications were made: Ivy Bond Fund reclassified permanent differences relating to differing treatments of merger-acquired capital loss carryovers and built-in losses and mortgage-backed security paydowns; Ivy Capital Appreciation Fund reclassified permanent differences relating to differing treatments of net operating losses and overdistributions; Ivy Core Equity Fund reclassified permanent differences relating to differing treatments of net operating losses and partnership transactions; Ivy Dividend Opportunities Fund reclassified permanent differences relating to differing treatments of excise taxes; Ivy European Opportunities Fund reclassified permanent differences relating to differing treatments of settlement payments received; Ivy Global Bond Fund reclassified permanent differences relating to differing treatments of foreign currency gains and losses, forward foreign currency contract gains and losses and mortgage-backed security paydowns; Ivy High Income Fund reclassified permanent differences relating to differing treatments of foreign currency gains and losses and forward foreign currency contract gains and losses; Ivy International

Balanced Fund reclassified permanent differences relating to differing treatments of foreign currency gains and losses; Ivy International Core Equity Fund reclassified permanent differences relating to differing treatments of settlement payments received; Ivy International Growth Fund reclassified permanent differences relating to differing treatments of overdistibutions, expired capital loss carryovers, currency option income and settlement payments received; Ivy Large Cap Growth Fund reclassified permanent differences relating to differing treatments of overdistributions; Ivy Limited-Term Bond Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns; Ivy Managed European/Pacific Fund reclassified permanent differences relating to differing treatments of net operating losses; Ivy Managed International Opportunities Fund reclassified permanent differences relating to differing treatments of return of capital; Ivy Micro Cap Growth Fund reclassified permanent differences relating to differing treatments of PFIC transactions and net operating losses; Ivy Mid Cap Growth Fund reclassified permanent differences relating to differing treatments of net operating losses and partnership transactions; Ivy Municipal Bond Fund reclassified permanent differences relating to differing treatments of expiring capital loss carryovers; Ivy Municipal High Income Fund reclassified permanent differences relating to differing treatments of in-kind redemptions; Ivy Pacific Opportunities Fund reclassified permanent differences relating to differing treatments of PFIC transactions; Ivy Small Cap Growth Fund reclassified permanent differences relating to differing treatments of net operating losses; Ivy Small Cap Value Fund reclassified permanent differences relating to differing treatments of partnership transactions; Ivy Tax-Managed Equity Fund reclassified permanent differences relating to differing treatments of net operating losses and in-kind redemptions; and Ivy Value Fund reclassified permanent differences relating to differing treatments of partnership transactions.

5. MULTICLASS OPERATIONS

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

	Ivy Bond Fund				Ivy Capital Appreciation Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	13,705	$138,273	9,087	$ 86,676	16,437	$ 142,945	17,664	$135,296
Class B	287	2,891	464	4,427	117	907	331	2,266
Class C	1,955	19,678	1,426	13,502	597	4,619	1,243	8,663
Class E	116	1,173	120	1,145	42	359	49	371
Class I	79	794	452	4,389	2,005	17,309	6,177	46,101
Class Y	88	895	581	5,381	175	1,516	323	2,477
Shares issued in connection with merger of Ivy Mortgage Securities Fund:								
Class A	9,309	93,445	N/A	N/A	N/A	N/A	N/A	N/A
Class B	312	3,132	N/A	N/A	N/A	N/A	N/A	N/A
Class C	542	5,437	N/A	N/A	N/A	N/A	N/A	N/A
Class E	28	285	N/A	N/A	N/A	N/A	N/A	N/A
Class I	74	741	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	127	1,276	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	787	7,931	357	3,377	6	56	12	97
Class B	19	194	9	86	—	—	—	—
Class C	62	625	32	302	—	—	—	—
Class E	11	110	6	61	—*	1	—*	3
Class I	2	18	1	10	22	200	44	363
Class Y	26	260	15	144	1	5	—*	2
Shares redeemed:								
Class A	(7,972)	(80,381)	(3,480)	(32,616)	(16,084)	(138,130)	(12,124)	(92,290)
Class B	(318)	(3,198)	(218)	(2,022)	(350)	(2,740)	(408)	(2,802)
Class C	(1,936)	(19,611)	(1,011)	(9,450)	(2,857)	(22,381)	(2,856)	(19,948)
Class E	(57)	(569)	(26)	(252)	(37)	(324)	(34)	(270)
Class I	(85)	(856)	(410)	(3,978)	(19,729)	(187,115)	(3,944)	(30,175)
Class Y	(151)	(1,527)	(141)	(1,276)	(393)	(3,332)	(2,157)	(14,628)
Net increase (decrease)	**17,010**	**$171,016**	**7,264**	**$ 69,906**	**(20,048)**	**$(186,105)**	**4,320**	**$ 35,526**

** Not shown due to rounding.*

| | Ivy Core Equity Fund | | | | Ivy Cundill Global Value Fund | | | |
| | Year ended 3-31-11 | | Year ended 3-31-10 | | Year ended 3-31-11 | | Year ended 3-31-10 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,946	$ 46,894	2,799	$ 21,784	2,898	$ 37,110	2,323	$ 25,843
Class B	151	1,305	115	829	67	817	78	841
Class C	1,445	12,603	944	6,984	212	2,705	150	1,615
Class E	73	705	24	185	16	221	7	76
Class I	374	3,849	340	2,773	190	2,452	338	3,733
Class Y	863	8,678	310	2,373	486	6,287	1,205	13,194
Advisor Class	N/A	N/A	N/A	N/A	—	—	—*	—*
Shares issued in reinvestment of distributions to shareholders:								
Class A	196	1,899	22	176	—	—	180	2,147
Class B	10	88	—	—	—	—	5	54
Class C	197	1,754	—	—	—	—	17	200
Class E	2	22	—*	2	—	—	—*	5
Class I	3	26	—*	2	—	—	5	56
Class Y	9	87	2	16	—	—	15	177
Advisor Class	N/A	N/A	N/A	N/A	—	—	2	31
Shares redeemed:								
Class A	(3,014)	(27,955)	(2,694)	(20,803)	(5,165)	(65,850)	(6,496)	(71,582)
Class B	(238)	(1,986)	(284)	(1,987)	(452)	(5,533)	(576)	(6,176)
Class C	(2,603)	(22,190)	(2,590)	(18,585)	(1,034)	(12,835)	(1,496)	(16,031)
Class E	(12)	(114)	(8)	(63)	(4)	(52)	(6)	(64)
Class I	(206)	(2,235)	(105)	(883)	(223)	(2,904)	(311)	(3,606)
Class Y	(455)	(4,238)	(324)	(2,575)	(411)	(5,332)	(911)	(9,444)
Advisor Class	N/A	N/A	N/A	N/A	(99)	(1,266)	(78)	(959)
Net increase (decrease)	**1,741**	**$ 19,192**	**(1,449)**	**$ (9,772)**	**(3,519)**	**$(44,180)**	**(5,549)**	**$(59,890)**

| | Ivy Dividend Opportunities Fund | | | | Ivy European Opportunities Fund | | | |
| | Year ended 3-31-11 | | Year ended 3-31-10 | | Year ended 3-31-11 | | Year ended 3-31-10 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	6,311	$ 88,360	4,719	$ 57,787	1,718	$ 37,925	2,050	$ 42,145
Class B	410	5,663	174	2,117	23	489	30	562
Class C	810	11,343	810	9,852	53	1,173	43	835
Class E	40	571	44	548	—	—	—	—
Class I	175	2,472	496	5,832	251	5,497	463	9,384
Class Y	242	3,422	496	6,114	11	250	26	536
Advisor Class	N/A	N/A	N/A	N/A	—	—	—*	7
Shares issued in reinvestment of distributions to shareholders:								
Class A	150	2,098	118	1,481	20	458	135	2,905
Class B	1	21	—*	6	—*	1	4	87
Class C	12	171	7	91	1	12	10	205
Class E	2	27	2	20	—	—	—*	1
Class I	4	53	3	36	7	159	30	657
Class Y	12	164	11	135	—*	7	3	55
Advisor Class	N/A	N/A	N/A	N/A	—	—	—*	6
Shares redeemed:								
Class A	(4,259)	(60,019)	(4,971)	(61,276)	(2,561)	(55,789)	(2,351)	(46,884)
Class B	(195)	(2,757)	(302)	(3,686)	(130)	(2,704)	(157)	(2,991)
Class C	(835)	(11,535)	(1,430)	(16,999)	(324)	(6,918)	(261)	(5,039)
Class E	(20)	(271)	(28)	(350)	—	—	—	—
Class I	(185)	(2,637)	(280)	(3,420)	(131)	(2,785)	(458)	(9,025)
Class Y	(287)	(3,900)	(846)	(10,404)	(47)	(1,043)	(34)	(709)
Advisor Class	N/A	N/A	N/A	N/A	(32)	(701)	(14)	(271)
Net increase (decrease)	**2,388**	**$ 33,246**	**(977)**	**$(12,116)**	**(1,141)**	**$(23,969)**	**(481)**	**$ (7,534)**

* Not shown due to rounding.

	Ivy Global Bond Fund				Ivy High Income Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	9,221	$ 95,525	7,652	$ 76,626	71,684	$ 601,804	65,702	$ 507,400
Class B	246	2,553	199	1,996	3,092	25,960	2,587	20,074
Class C	2,237	23,133	2,605	26,083	28,605	240,114	26,349	203,986
Class E	N/A	N/A	N/A	N/A	182	1,528	123	972
Class I	1,483	15,373	1,066	10,673	33,246	279,533	27,082	208,462
Class Y	1,173	12,103	777	7,775	18,089	151,715	16,318	125,174
Shares issued in reinvestment of distributions to shareholders:								
Class A	363	3,752	159	1,598	9,951	82,941	5,619	44,818
Class B	9	92	13	128	372	3,097	173	1,384
Class C	90	935	40	403	3,056	25,460	1,430	11,456
Class E	N/A	N/A	N/A	N/A	41	341	22	175
Class I	33	345	23	226	1,770	14,763	569	4,585
Class Y	39	405	29	287	1,830	15,266	938	7,509
Shares redeemed:								
Class A	(4,639)	(48,062)	(2,611)	(26,185)	(38,247)	(320,232)	(28,422)	(227,057)
Class B	(127)	(1,319)	(304)	(3,055)	(1,211)	(10,146)	(631)	(5,009)
Class C	(1,321)	(13,681)	(760)	(7,636)	(12,412)	(103,916)	(5,980)	(48,108)
Class E	N/A	N/A	N/A	N/A	(55)	(462)	(32)	(262)
Class I	(447)	(4,617)	(313)	(3,166)	(13,539)	(113,339)	(5,122)	(41,380)
Class Y	(1,093)	(11,330)	(343)	(3,436)	(9,551)	(79,949)	(10,684)	(82,973)
Net increase	7,267	$ 75,207	8,232	$ 82,317	96,903	$ 814,478	96,041	$ 731,206

	Ivy International Balanced Fund				Ivy International Core Equity Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,743	$ 53,220	3,260	$ 41,062	19,392	$ 303,484	18,511	$ 256,235
Class B	87	1,226	90	1,146	351	5,016	627	7,896
Class C	234	3,342	260	3,307	3,600	51,745	3,583	45,934
Class E	29	421	25	323	55	862	59	815
Class I	338	4,868	721	9,104	14,389	226,136	3,516	48,872
Class Y	81	1,190	362	4,703	3,647	56,350	7,780	106,435
Shares issued in reinvestment of distributions to shareholders:								
Class A	270	3,926	22	256	297	4,817	159	2,319
Class B	7	95	—*	2	4	64	1	17
Class C	22	322	2	26	32	472	15	196
Class E	2	29	—*	2	2	24	1	14
Class I	61	895	8	91	113	1,845	52	753
Class Y	6	90	—*	3	62	1,001	66	972
Shares redeemed:								
Class A	(3,448)	(48,648)	(3,217)	(40,021)	(9,409)	(143,096)	(5,738)	(77,394)
Class B	(142)	(1,965)	(168)	(2,025)	(352)	(4,844)	(231)	(2,809)
Class C	(503)	(6,937)	(567)	(6,935)	(1,457)	(20,303)	(737)	(9,156)
Class E	(12)	(169)	(8)	(103)	(15)	(231)	(11)	(151)
Class I	(889)	(11,742)	(1,033)	(12,549)	(2,927)	(43,720)	(710)	(9,820)
Class Y	(133)	(1,892)	(78)	(953)	(2,653)	(39,291)	(3,091)	(43,629)
Net increase (decrease)	(247)	$ (1,729)	(321)	$ (2,561)	25,131	$ 400,331	23,852	$ 327,499

* Not shown due to rounding.

	Ivy International Growth Fund				Ivy Large Cap Growth Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	918	$ 27,794	620	$ 16,344	13,204	$ 161,998	13,786	$ 143,201
Class B	27	746	23	548	231	2,491	333	3,149
Class C	67	1,869	67	1,586	933	10,568	1,745	16,741
Class E	—	—	—	—	49	624	34	367
Class I	104	3,171	546	14,284	6,105	74,489	17,360	173,901
Class R	N/A	N/A	N/A	N/A	824	9,928	925	9,879
Class Y	190	6,253	29	769	2,888	36,558	4,828	51,418
Shares issued in reinvestment of distributions to shareholders:								
Class A	72	2,270	30	845	39	499	141	1,575
Class B	2	49	—*	7	—	—	—	—
Class C	14	391	3	71	—	—	—	—
Class E	—	—	—*	1	—*	1	—*	4
Class I	14	445	14	383	20	267	45	511
Class R	N/A	N/A	N/A	N/A	—	—	1	10
Class Y	1	44	1	32	14	186	42	475
Shares redeemed:								
Class A	(839)	(25,160)	(700)	(18,278)	(11,995)	(145,727)	(13,222)	(140,214)
Class B	(54)	(1,459)	(66)	(1,520)	(251)	(2,673)	(386)	(3,620)
Class C	(235)	(6,379)	(223)	(5,270)	(1,253)	(13,943)	(1,264)	(12,158)
Class E	—	—	—	—	(13)	(165)	(10)	(112)
Class I	(671)	(18,098)	(88)	(2,370)	(16,008)	(191,548)	(6,574)	(70,838)
Class R	N/A	N/A	N/A	N/A	(497)	(6,227)	(276)	(2,936)
Class Y	(34)	(997)	(16)	(425)	(1,996)	(24,433)	(4,435)	(45,345)
Net increase (decrease)	(424)	$ (9,061)	240	$ 7,007	(7,706)	$ (87,107)	13,073	$ 126,008

	Ivy Limited-Term Bond Fund				Ivy Managed European/Pacific Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	58,228	$ 649,956	42,141	$ 463,701	3,273	$ 26,595	3,910	$ 27,875
Class B	1,188	13,262	827	9,089	51	416	85	589
Class C	12,429	138,691	13,521	148,677	42	343	119	843
Class E	139	1,543	28	309	—	—	—	—
Class I	5,142	57,498	4,648	50,926	23	202	3	21
Class Y	5,008	55,888	7,173	78,684	15	128	97	624
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,543	17,210	1,086	11,958	—	—	14	108
Class B	28	313	32	353	—	—	—	—
Class C	289	3,228	269	2,957	—	—	—*	—*
Class E	2	20	—*	4	—	—	—*	—*
Class I	83	927	42	467	—	—	—*	—*
Class Y	123	1,376	114	1,261	—	—	—*	2
Shares redeemed:								
Class A	(39,382)	(439,212)	(18,604)	(204,295)	(2,991)	(24,111)	(2,273)	(15,908)
Class B	(943)	(10,500)	(849)	(9,315)	(44)	(360)	(37)	(254)
Class C	(12,405)	(138,319)	(9,100)	(99,835)	(100)	(783)	(73)	(526)
Class E	(35)	(392)	(11)	(123)	—	—	—	—
Class I	(3,995)	(44,563)	(1,878)	(20,690)	(3)	(25)	(1)	(12)
Class Y	(5,378)	(59,992)	(5,585)	(61,198)	(5)	(40)	(90)	(639)
Net increase	22,064	$ 246,934	33,854	$ 372,930	261	$ 2,365	1,754	$ 12,723

* Not shown due to rounding.

	Ivy Managed International Opportunities Fund				Ivy Micro Cap Growth Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	6,631	$ 58,430	6,283	$ 48,593	3,191	$ 54,750	1,940	$ 26,246
Class B	74	648	117	893	55	943	29	379
Class C	132	1,162	182	1,409	195	3,427	92	1,236
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	18	167	—*	1	157	2,833	49	708
Class Y	28	244	8	66	37	608	1	21
Shares issued in reinvestment of distributions to shareholders:								
Class A	99	916	72	602	101	1,877	38	513
Class B	—*	—*	—	—	1	28	1	9
Class C	—*	3	—	—	5	85	2	21
Class E	—	—	—*	1	N/A	N/A	N/A	N/A
Class I	—	—	—*	1	3	48	1	11
Class Y	—*	2	—*	2	1	19	—*	4
Shares redeemed:								
Class A	(5,074)	(44,050)	(3,338)	(25,591)	(1,052)	(18,244)	(560)	(7,781)
Class B	(135)	(1,155)	(110)	(823)	(16)	(264)	(17)	(230)
Class C	(145)	(1,237)	(96)	(726)	(63)	(1,068)	(26)	(363)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	—*	(1)	—	—	(28)	(470)	(32)	(455)
Class Y	(13)	(116)	(14)	(98)	(2)	(42)	(12)	(168)
Net increase	**1,615**	**$ 15,013**	**3,104**	**$ 24,330**	**2,585**	**$ 44,530**	**1,506**	**$ 20,151**

	Ivy Mid Cap Growth Fund				Ivy Money Market Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	12,347	$198,871	5,196	$ 62,415	168,068	$ 168,068	263,350	$ 263,350
Class B	369	5,420	140	1,548	5,783	5,783	4,252	4,252
Class C	3,151	47,954	823	9,532	46,289	46,289	37,357	37,357
Class E	69	1,078	51	617	2,126	2,126	1,686	1,686
Class I	6,121	106,334	448	5,814	N/A	N/A	N/A	N/A
Class R	1,051	16,884	355	4,524	N/A	N/A	N/A	N/A
Class Y	9,115	149,837	3,890	48,608	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	57	57	1,071	1,071
Class B	—	—	—	—	3	3	20	20
Class C	—	—	—	—	14	14	91	91
Class E	—	—	—	—	1	1	21	21
Class I	—	—	—	—	N/A	N/A	N/A	N/A
Class R	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	—	—	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(3,819)	(60,036)	(2,393)	(28,713)	(204,365)	(204,365)	(288,167)	(288,167)
Class B	(152)	(2,112)	(169)	(1,800)	(7,677)	(7,677)	(14,350)	(14,350)
Class C	(426)	(6,304)	(230)	(2,583)	(53,475)	(53,475)	(89,259)	(89,259)
Class E	(9)	(134)	(4)	(45)	(2,759)	(2,759)	(2,651)	(2,651)
Class I	(475)	(7,879)	(64)	(842)	N/A	N/A	N/A	N/A
Class R	(217)	(3,555)	(45)	(573)	N/A	N/A	N/A	N/A
Class Y	(1,883)	(30,643)	(1,109)	(13,137)	N/A	N/A	N/A	N/A
Net increase (decrease)	**25,242**	**$415,715**	**6,889**	**$ 85,365**	**(45,935)**	**$ (45,935)**	**(86,579)**	**$ (86,579)**

* Not shown due to rounding.

	Ivy Municipal Bond Fund				Ivy Municipal High Income Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,763	$ 42,511	1,779	$ 19,460	39,338	$194,332	5,391	$ 25,356
Class B	81	924	37	407	840	4,151	409	1,790
Class C	643	7,285	617	6,770	14,718	72,947	1,829	8,434
Class I	26	289	36	400	35,060	172,270	1,699	8,112
Class Y	29	324	39	440	1,534	7,614	491	2,219
Shares issued in reinvestment of distributions to shareholders:								
Class A	177	1,997	135	1,488	628	3,063	64	303
Class B	2	26	2	20	10	50	11	53
Class C	42	477	45	491	195	953	26	121
Class I	1	5	—*	7	444	2,164	22	104
Class Y	—*	5	1	8	28	134	7	32
Shares redeemed:								
Class A	(2,221)	(24,805)	(1,026)	(11,225)	(14,237)	(69,429)	(342)	(1,637)
Class B	(73)	(824)	(38)	(413)	(342)	(1,687)	(54)	(257)
Class C	(944)	(10,474)	(657)	(7,211)	(2,865)	(13,906)	(149)	(702)
Class I	(10)	(108)	—	—	(9,464)	(45,844)	(1,211)	(5,322)
Class Y	(14)	(159)	—*	—*	(596)	(2,904)	(240)	(1,036)
Net increase	1,502	$ 17,473	970	$ 10,642	65,291	$323,908	7,953	$ 37,570

	Ivy Pacific Opportunities Fund				Ivy Small Cap Growth Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	10,704	$ 167,557	17,506	$ 233,164	9,364	$121,026	5,704	$ 54,382
Class B	201	2,763	504	5,836	279	3,302	272	2,259
Class C	480	6,795	1,527	18,246	2,812	34,207	1,638	14,520
Class E	—	—	—	—	69	895	50	490
Class I	3,070	46,824	2,633	36,542	5,378	80,472	434	4,946
Class R	N/A	N/A	N/A	N/A	981	12,929	415	4,046
Class Y	150	2,395	421	5,577	6,666	97,973	2,552	27,445
Advisor Class	—	—	—	—	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	—	—
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	—	—	—	—	—	—	—	—
Class I	—	—	—	—	—	—	—	—
Class R	N/A	N/A	N/A	N/A	—	—	—	—
Class Y	—	—	—	—	—	—	—	—
Advisor Class	—	—	—	—	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(9,893)	(152,915)	(9,929)	(135,419)	(5,347)	(67,685)	(3,403)	(32,667)
Class B	(406)	(5,474)	(499)	(5,991)	(255)	(2,871)	(363)	(3,113)
Class C	(958)	(13,184)	(835)	(10,330)	(2,812)	(32,996)	(2,580)	(22,772)
Class E	—	—	—	—	(13)	(167)	(9)	(89)
Class I	(733)	(11,547)	(758)	(10,791)	(1,293)	(19,568)	(361)	(4,129)
Class R	N/A	N/A	N/A	N/A	(365)	(4,813)	(99)	(999)
Class Y	(231)	(3,593)	(232)	(3,252)	(3,535)	(48,986)	(1,778)	(18,346)
Advisor Class	(5)	(78)	—	—	N/A	N/A	N/A	N/A
Net increase	2,379	$ 39,543	10,338	$ 133,582	11,929	$173,718	2,472	$ 25,973

* Not shown due to rounding.

	Ivy Small Cap Value Fund				Ivy Tax-Managed Equity Fund			
	Year ended 3-31-11		Year ended 3-31-10		Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,045	$ 79,950	5,773	$ 74,204	572	$6,351	281	$2,779
Class B	87	1,303	190	2,416	2	19	58	509
Class C	626	9,722	469	5,715	11	123	60	534
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	149	2,546	149	2,019	9	107	37	329
Class Y	1,010	16,612	1,495	18,256	7	76	87	800
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	—	—	—	—
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—	—	—	—
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	—	—	—	—	—	—	—	—
Class Y	—	—	—	—	—	—	—	—
Shares redeemed:								
Class A	(4,528)	(70,083)	(2,991)	(37,836)	(82)	(908)	(21)	(210)
Class B	(214)	(2,994)	(109)	(1,272)	—*	—*	(14)	(133)
Class C	(472)	(7,107)	(177)	(2,088)	(2)	(16)	(14)	(133)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(53)	(859)	(96)	(1,332)	(1)	(6)	—*	(1)
Class Y	(855)	(14,145)	(1,054)	(13,856)	—	—	(46)	(436)
Net increase	795	$ 14,945	3,649	$ 46,226	516	$5,746	428	$4,038

	Ivy Value Fund			
	Year ended 3-31-11		Year ended 3-31-10	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,277	$ 36,533	1,241	$ 17,054
Class B	34	534	45	601
Class C	208	3,334	206	2,847
Class E	—	—	—	—
Class I	131	2,179	11	145
Class Y	61	959	18	226
Shares issued in reinvestment of distributions to shareholders:				
Class A	—	—	11	143
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—*	1
Class I	—	—	—*	1
Class Y	—	—	—*	2
Shares redeemed:				
Class A	(1,075)	(17,087)	(1,045)	(13,932)
Class B	(39)	(594)	(75)	(956)
Class C	(83)	(1,306)	(83)	(1,091)
Class E	—	—	—	—
Class I	(15)	(228)	(2)	(24)
Class Y	(6)	(97)	(9)	(123)
Net increase	1,493	$ 24,227	318	$ 4,894

* Not shown due to rounding.

6. DERIVATIVE INSTRUMENTS

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. A Fund may mitigate counterparty risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Ivy Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

Ivy Capital Appreciation Fund. The Fund's objective in using derivatives during the period was to enhance the performance of the Fund by adding premium income from written options. To achieve this objective, the Fund had written primarily deep out of the money calls and puts on individual domestic equity securities.

Ivy Cundill Global Value Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy European Opportunities Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies and hedging market risk on equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To achieve the objective of hedging market risk, the Fund utilized futures on foreign equity indices.

Ivy Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Ivy High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy International Balanced Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy International Core Equity Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy International Growth Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts and purchased option contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy Mid Cap Growth Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors and hedging certain event risks on positions held by the Fund. To achieve these objectives, the Fund utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Ivy Pacific Opportunities Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies and hedging certain event risks on positions held by the Fund. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To hedge event risk, the Fund utilized options, both written and purchased, on individual equity securities.

Ivy Small Cap Growth Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps and futures on domestic equity indices.

Ivy Small Cap Value Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, generating additional income from written option premiums, and gaining exposure to, or facilitate trading in, certain securities. To achieve the objective of hedging market risk, the Fund utilized futures on domestic equity indices. To achieve the objective of generating additional income and gaining exposure to certain securities, the Fund utilized written options on individual equity securities.

Ivy Value Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, generating additional income from written option premiums, and gaining exposure to, or facilitate trading in, certain securities. To achieve the objective of hedging market risk, the Fund utilized futures on domestic equity indices. To achieve the objective of generating additional income and gaining exposure to certain securities, the Fund utilized options, both written and purchased, on individual equity securities.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2011:

| | | Assets | | Liabilities | |
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	$8	Unrealized depreciation on futures contracts*	$81
Ivy Cundill Global Value Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	598	Unrealized depreciation on forward foreign currency contracts	1,313
Ivy European Opportunities Fund	Foreign currency			Unrealized depreciation on forward foreign currency contracts	6,190
Ivy Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	122	Unrealized depreciation on forward foreign currency contracts	555
Ivy International Balanced Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	619	Unrealized depreciation on forward foreign currency contracts	2,398
Ivy International Growth Fund	Equity	Unrealized appreciation on swap agreements	1,224	Unrealized depreciation on swap agreements	42
Ivy Mid Cap Growth Fund	Equity			Written options at market value	294
Ivy Pacific Opportunities Fund	Equity	Investments in unaffiliated securities at market value**	1,655	Written options at market value	916
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	530		
Ivy Small Cap Growth Fund	Equity	Unrealized appreciation on swap agreements	220		
	Equity	Unrealized appreciation on futures contracts*	556		
Ivy Small Cap Value Fund	Equity			Written options at market value	303
Ivy Value Fund	Equity			Written options at market value	352

The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of March 31, 2011.
** Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized in the Statement of Operations for the year ended March 31, 2011:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$ 226	$ —	$ —	$ 226
Ivy Capital Appreciation Fund	Equity	—	—	—	(51)	—	(51)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	2,067	2,067
Ivy European Opportunities Fund	Equity	—	—	668	—	—	668
	Foreign currency	—	—	—	—	4,396	4,396
Ivy Global Bond Fund	Foreign currency	—	—	—	—	46	46
Ivy High Income Fund	Foreign currency	—	—	—	—	131	131
Ivy International Balanced Fund	Foreign currency	—	—	—	—	1,872	1,872
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	(542)	(542)
Ivy International Growth Fund	Equity	(952)	2,335	—	—	—	1,383
	Foreign currency	—	—	—	—	546	546
Ivy Mid Cap Growth Fund	Equity	(3,419)	—	—	(483)	—	(3,902)
Ivy Pacific Opportunities Fund	Equity	(852)	—	—	2,321	—	1,469
	Foreign currency	—	—	—	—	(3,005)	(3,005)
Ivy Small Cap Growth	Equity	—	—	268	—	—	268
Ivy Small Cap Value Fund	Equity	—	—	(2,351)	(319)	—	(2,670)
Ivy Value Fund	Equity	(42)	—	(352)	190	—	(204)

Change in unrealized appreciation (depreciation) on derivatives recognized in the Statement of Operations for the year ended March 31, 2011:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$ 82	$ —	$ —	$ 82
Ivy Capital Appreciation Fund	Equity	—	—	—	421	—	421
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	(5,917)	(5,917)
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(6,372)	(6,372)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(172)	(172)
Ivy High Income Fund	Foreign currency	—	—	—	—	(516)	(516)
Ivy International Balanced Fund	Foreign currency	—	—	—	—	(2,317)	(2,317)
Ivy International Growth Fund	Equity	—	1,182	—	—	—	1,182
	Foreign currency	—	—	—	—	(1,553)	(1,553)
Ivy Mid Cap Growth Fund	Equity	—	—	—	150	—	150
Ivy Pacific Opportunities Fund	Equity	(58)	—	—	857	—	799
	Foreign currency	—	—	—	—	(1,221)	(1,221)
Ivy Small Cap Growth Fund	Equity	—	220	556	—	—	776
Ivy Small Cap Value Fund	Equity	—	—	—	(71)	—	(71)
Ivy Value Fund	Equity	—	—	—	(186)	—	(186)

During the year ended March 31, 2011, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[3]	Written options[3]
Ivy Bond Fund	$ —	$ —	$8,436	$8,202	—	—	—
Ivy Capital Appreciation Fund	—	—	—	—	—	—	—*
Ivy Cundill Global Value Fund	98,309	97,714	—	—	—	—	—
Ivy European Opportunities Fund	30,762	31,711	—	2,427	—	—	—
Ivy Global Bond Fund	19,106	19,477	—	—	—	—	—
Ivy High Income Fund	10,895	10,428	—	—	—	—	—
Ivy International Balanced Fund	48,170	47,866	—	—	—	—	—
Ivy International Core Equity Fund	2,554	2,582	—	—	—	—	—
Ivy International Growth Fund	21,855	21,633	—	—	949	—*	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	3	3
Ivy Pacific Opportunities Fund	50,208	50,553	—	—	—	12	13
Ivy Small Cap Growth	—	—	7,580	—	6	—	—
Ivy Small Cap Value Fund	—	—	—	3,517	—	—	4
Ivy Value Fund	—	—	—	867	—	—*	2

Not shown due to rounding.
(1) *Average principal amount outstanding during the period.*
(2) *Average market value outstanding during the period.*
(3) *Average number of contracts outstanding during the period.*

7. COMMITMENTS

In connection with Ivy Pacific Opportunities Fund's investment in Vietnam Azalea Fund Limited (VAF), the Fund is contractually committed to provide additional capital of up to $1,696,274 if and when VAF requests such contributions or draw downs. The total commitment is limited to $5,000,000. At March 31, 2011, Ivy Pacific Opportunities Fund had made a total contribution of $3,303,726. No public market currently exists for the shares of VAF nor are the shares listed on any securities exchange. VAF intends to become listed within one year after the final commitment has been drawn down. VAF's investment strategy is to make minority investments in future blue-chip Vietnamese companies that are already listed or intend to be listed in the next 24 months.

At March 31, 2011, Ivy High Income Fund had the following bridge loan commitments outstanding:

Loan	Shares	Cost	Market Value	Unrealized Appreciation
EchoStar Corporation	21,120	$21,120	$21,120	$—
Emergency Medical Services Corporation	21,280	21,280	21,280	—

8. AFFILIATED COMPANY TRANSACTIONS

A summary of the transactions in affiliated companies during the year ended March 31, 2011 follows:

	3-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	3-31-11 Share Balance	3-31-11 Market Value
Ivy Managed European/Pacific Fund							
Ivy European Opportunities Fund, Class I	745	$1,646	$1,977	$ (764)	$73	762	$18,901
Ivy Pacific Opportunities Fund, Class I[1]	4,196	6,294	6,676	(1,825)	—	4,275	74,337
					$73		$93,238

	3-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[2]	Distributions Received	3-31-11 Share Balance	3-31-11 Market Value
Ivy Managed International Opportunities Fund							
Ivy European Opportunities Fund, Class I	739	$ 2,754	$ 1,386	$ (706)	$ 147	832	$ 20,640
Ivy International Balanced Fund, Class I	2,920	5,057	11,906	(2,683)	817	2,559	39,173
Ivy International Core Equity Fund, Class I	2,734	4,699	12,247	(3,333)	390	2,383	41,034
Ivy International Growth Fund, Class I	1,116	2,881	21,530	(5,390)	146	611	20,474
Ivy Pacific Opportunities Fund, Class I[1]	2,079	36,696	2,906	(776)	—	4,381	76,184
					$1,500		$197,505

	3-31-10 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-11 Share Balance	3-31-11 Market Value
Ivy Pacific Opportunities Fund							
Vietnam Azalea Fund Limited[1]	500	$—	$—	$—	$—	500	$2,130

(1) No dividends were paid during the preceding 12 months.

(2) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

9. WRITTEN OPTION ACTIVITY

Transactions in written call options were as follows:

Fund	Outstanding at 3-31-10	Options written	Options terminated in closing purchase transactions	Options exercised	Options expired	Outstanding at 3-31-11
Ivy Capital Appreciation Fund						
Number of Contracts	1	—	—*	(1)	—*	—
Premium Received	$73	$ —	$ (17)	$ (35)	$ (21)	$ —
Ivy Mid Cap Growth Fund						
Number of Contracts	1	10	(7)	(2)	(1)	1
Premium Received	$52	$1,663	$(715)	$(649)	$(112)	$239
Ivy Pacific Opportunities Fund						
Number of Contracts	—	5	(5)	—	—	—
Premium Received	$—	$ 947	$(947)	$ —	$ —	$ —
Ivy Small Cap Value Fund						
Number of Contracts	—	31	(6)	(6)	(10)	9
Premium Received	$—	$ 956	$(181)	$(255)	$(355)	$165
Ivy Value Fund						
Number of Contracts	1	6	(2)	(2)	(2)	1
Premium Received	$51	$ 474	$(130)	$(155)	$(125)	$115

Transactions in written put options were as follows:

Fund	Outstanding at 3-31-10	Options written	Options terminated in closing purchase transactions	Options exercised	Options expired	Outstanding at 3-31-11
Ivy Capital Appreciation Fund						
Number of Contracts	—*	—	—*	—	—	—
Premium Received	$23	$ —	$ (23)	$ —	$ —	$ —
Ivy Mid Cap Growth Fund						
Number of Contracts	—	31	(27)	—*	(3)	1
Premium Received	$—	$ 856	$ (549)	$ (39)	$ (202)	$ 66
Ivy Pacific Opportunities Fund						
Number of Contracts	—	64	(8)	—	(6)	50
Premium Received	$—	$4,787	$(1,903)	$ —	$(1,111)	$1,773
Ivy Small Cap Value Fund						
Number of Contracts	—	6	—	(3)	(2)	1
Premium Received	$—	$ 378	$ —	$(190)	$ (121)	$ 67
Ivy Value Fund						
Number of Contracts	1	4	(1)	—*	(2)	2
Premium Received	$67	$ 229	$ (84)	$ (14)	$ (106)	$ 92

* Not shown due to rounding.

10. BUSINESS COMBINATIONS

On January 24, 2011, Ivy Bond Fund acquired all the net assets of Ivy Mortgage Securities Fund pursuant to a plan of reorganization approved by the shareholders of Ivy Mortgage Securities Fund on November 23, 2010. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of 10,392,087 shares of Ivy Bond Fund (valued at $104,315,186) for the 12,244,575 shares of Ivy Mortgage Securities Fund outstanding on January 24, 2011. The investment portfolio of Ivy Mortgage Securities Fund, with a fair value of $110,973,656 and identified cost of $127,432,581 was the principal asset acquired by Ivy Bond Fund. For financial reporting purposes, assets received and shares issued by Ivy Bond Fund were recorded at fair value; however, the identified cost of the investments received from Ivy Mortgage Securities Fund was carried forward to align ongoing reporting of Ivy Bond Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Mortgage Securities Fund had net assets of $104,315,186, including $16,458,925 of net unrealized depreciation in value of investments and $52,995,800 of accumulated net realized losses on investments, which were combined with those of Ivy Bond Fund. The aggregate net assets of Ivy Bond Fund and Ivy Mortgage Securities Fund immediately before the acquisition were $268,695,237 and $104,315,186, respectively. The aggregate net assets of Ivy Bond Fund and Ivy Mortgage Securities Fund immediately following the acquisition were $373,010,423 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2010, the beginning of the annual reporting period of Ivy Bond Fund, the pro forma results of operations for the year ended March 31, 2011, are as follows:

Net investment income	$11,701
Net realized loss	(1,820)
Net change in unrealized appreciation	15,814
Net increase in net assets resulting from operations	25,695

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Mortgage Securities Fund that have been included in Ivy Bond Fund's Statement of Operations since January 24, 2011.

11. PENDING REORGANIZATION

On February 18, 2011, the Board of Trustees of Ivy Funds approved the merger of Ivy Capital Appreciation Fund into Ivy Large Cap Growth Fund. The merger is currently scheduled to occur on or about June 10, 2011. The purpose of the reorganization is to combine two portfolios with comparable investment objectives and strategies.

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Bond Fund, Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy High Income Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pacific Opportunities Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund, and Ivy Value Fund, (the "Funds"), twenty-five of the series constituting Ivy Funds (the "Trust"), as of March 31, 2011, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the periods presented, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2011, by correspondence with the custodian, brokers, and transfer agent; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Ivy Funds as of March 31, 2011, the results of their operations for the period then ended, and the changes in their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 18, 2011

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2011:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Bond Fund	$ —	$ —
Ivy Capital Appreciation Fund	288,530	288,530
Ivy Core Equity Fund	—	—
Ivy Cundill Global Value Fund	—	—
Ivy Dividend Opportunities Fund	2,698,735	2,698,735
Ivy European Opportunities Fund	—	1,319,142
Ivy Global Bond Fund	—	—
Ivy High Income Fund	—	—
Ivy International Balanced Fund	124,768	4,313,580
Ivy International Core Equity Fund	267,420	10,173,321
Ivy International Growth Fund	42,249	1,694,452
Ivy Large Cap Growth Fund	1,157,996	1,157,996
Ivy Limited-Term Bond Fund	—	—
Ivy Managed European/Pacific Fund	—	—
Ivy Managed International Opportunities Fund	34,000	822,791
Ivy Micro Cap Growth Fund	—	—
Ivy Mid Cap Growth Fund	—	—
Ivy Money Market Fund	—	—
Ivy Municipal Bond Fund	—	—
Ivy Municipal High Income Fund	—	—
Ivy Pacific Opportunities Fund	—	—
Ivy Small Cap Growth Fund	—	—
Ivy Small Cap Value Fund	—	—
Ivy Tax-Managed Equity Fund	—	—
Ivy Value Fund	—	—

Ivy Municipal Bond Fund and Ivy Municipal High Income Fund hereby designate $3,076,477 and $9,377,341, respectively, of the dividends declared from net investment income as exempt from federal income tax for the tax period ending March 31, 2011.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Bond Fund	$ —
Ivy Capital Appreciation Fund	—
Ivy Core Equity Fund	4,148,199
Ivy Cundill Global Value Fund	—
Ivy Dividend Opportunities Fund	—
Ivy European Opportunities Fund	—
Ivy Global Bond Fund	142,898
Ivy High Income Fund	24,428,886
Ivy International Balanced Fund	—
Ivy International Core Equity Fund	—
Ivy International Growth Fund	—
Ivy Large Cap Growth Fund	—
Ivy Limited-Term Bond Fund	2,564,992
Ivy Managed European/Pacific Fund	—
Ivy Managed International Opportunities Fund	—
Ivy Micro Cap Growth Fund	1,633,714
Ivy Mid Cap Growth Fund	—
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	—
Ivy Municipal High Income Fund	2,676
Ivy Pacific Opportunities Fund	—
Ivy Small Cap Growth Fund	—
Ivy Small Cap Value Fund	—
Ivy Tax-Managed Equity Fund	—
Ivy Value Fund	—

Income from Ivy Municipal Bond Fund and Ivy Municipal High Income Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of March 31, 2011, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States:

	Foreign Tax Credit	Foreign Derived Income
Ivy European Opportunities Fund	$ 558,079	$ 4,853,912
Ivy International Balanced Fund	607,174	11,736,943
Ivy International Core Equity Fund	2,267,169	25,668,027
Ivy International Growth Fund	297,966	5,634,695
Ivy Pacific Opportunities Fund	1,335,372	13,302,304

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Trust is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (26 funds) and Waddell & Reed InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of Ivy Funds.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com. Each Trustee became a Trustee in 2010, as reflected in the first date shown on the charts below. The second date shows when the Trustee first became a director/trustee of one or more of the funds that are the predecessors to current funds within the Fund Complex.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2010 Fund Complex: 2002	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); President of Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); President of Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to present); Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care; Trustee of Advisors Fund Complex (49 portfolios overseen)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Trust: 2010 Fund Complex: 2002	Secretary of Streetman Homes, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to 2004); Partner, Century Bridge Partners (2007 to 2009); Manager, Premium Gold Foods (2006 to present)	None
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Independent Chair Trustee	Trust: 2010 Trust: 2010 Fund Complex: 1998	Dean of the College of Law, Vice President and Professor, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present)	Director, Graymark HealthCare (2008 to present); Independent Director, LSQ Manager, Inc. (2007 to present); Director and Shareholder, Valliance Bank NA; Trustee of Advisors Fund Complex (49 portfolios overseen)
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Trust: 2010 Fund Complex: 2002	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Vice President of the Board, Castle Valley Ranches, LLC (ranching) (1995 to present)	Director, Thomas Foundation for Cancer Research

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2010 Fund Complex: 1995	Professor of Business Administration, University of Missouri at Kansas City (until 2003); Retired Emeritus; University of Missouri at Kansas City (2003 to present); formerly Dean, Bloch School of Business (1980-1986), Vice Chancellor (1988-1991), Chancellor (1992-1999) Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	Director, Menorah Medical Center Foundation; Director, Economic Development Corporation of Kansas City; Director, Country Club Bank, Kansas City; Trustee of Advisors Fund Complex (49 portfolios overseen)
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Trust: 2010 Fund Complex: 2002	Retired	Director of Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds (29 portfolios overseen); Director, TDAX Independence Funds ; Director, CTMG, Inc. (clinical testing)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Trust: 2010 Fund Complex: 2002	Retired; formerly CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); President of Citgo Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Senior Vice President, Templeton Global Investors (1988-1992)	Trustee of Hansberger Institutional Funds (2000-2007)

Interested Trustees

A Trustee is "interested" by virtue of his/her engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, IICO, the Fund's principal underwriter, IFDI, and each Fund's accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of his/her personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	Trust: 2010 Fund Complex: 2001 Trust: 2010 Fund Complex: 1998	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex	Director of WDR, IICO, WRIMCO, WISC and Waddell & Reed, Inc.; Trustee of each of the funds in the Advisors Fund Complex (49 portfolios overseen); Director, Blue Cross Blue Shield of Kansas City; Director, United Way of Greater Kansas City

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Funds' officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer Since	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President	Trust: 2010 Fund Complex: 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
	Secretary	Trust: 2010 Fund Complex: 2006	
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President	Trustee: 2010 Fund Complex: 2006	Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the fund Complex (2006 to present)
	Treasurer	Trust: 2010 Fund Complex: 2006	
	Principal Accounting Officer	Trust: 2010 Fund Complex: 2006	
	Principal Financial Officer	Trust: 2010 Fund Complex: 2007	
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 1967	Vice President	Trust: 2010 Fund Complex: 2000	Senior Vice President of WRIMCO and IICO (2007 to present); Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO (2000 to 2007) and IICO (2002 to 2007)
	Assistant Secretary	Trust: 2010 Fund Complex: 2006	
	Associate General Counsel	Trust: 2010 Fund Complex: 2000	
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President	Trust: 2010 Fund Complex: 2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the Funds in the Fund Complex
	Chief Compliance Officer	Trust: 2010 Fund Complex: 2004	
Daniel C. Schulte 6300 Lamar Avenue Overland Park KS 66202 1965	Vice President	Trust: 2010 Fund Complex: 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)
	General Counsel	Trust: 2010 Fund Complex: 2000	
	Assistant Secretary	Trust: 2010 Fund Complex: 2000	

ANNUAL PRIVACY NOTICE
Ivy Funds

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

SHAREHOLDER MEETING RESULTS
Ivy Funds

On November 24, 2010, a special shareholder meeting (Meeting) for Ivy Funds Mortgage Securities was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal: To approve a Plan of Reorganization and Termination providing for the transfer all of the assets of Ivy Mortgage Securities Fund to, and assumption of all of the liabilities of Ivy Mortgage Securities Fund by, Ivy Bond Fund in exchange for shares of Ivy Bond Fund and the distribution of such shares to the shareholders of Ivy Mortgage Securities Fund in complete liquidation of Ivy Mortgage Securities Fund.

FUND NAME	FOR	AGAINST	ABSTAIN	TOTAL
Ivy Mortgage Securities Fund	7,515,852.617	144,943.456	459,508.196	8,120,304.269

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Capital Appreciation Fund

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472

Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.